Filed Pursuant to Rule 424(b)(3)
Registration No. 333-126936
MAYOR’S JEWELERS, INC.
14051 N.W. 14th Street, Suite 200
Sunrise, Florida 33323
October 14, 2005
To the Stockholders of Mayor’s Jewelers, Inc.:
     The board of directors of Mayor’s Jewelers, Inc., based on the unanimous recommendation of a special committee of its independent directors, has approved a merger agreement that will have the effect of combining the businesses and stockholders of Henry Birks & Sons Inc. and Mayor’s. Mayor’s is currently a majority-owned subsidiary of Birks. In the proposed merger, Mayor’s will become a wholly-owned subsidiary of Birks. Mayor’s believes that the merger will benefit its stockholders and asks for your support in voting in favor of the merger at a special and annual meeting of Mayor’s stockholders to be held at 10:00 a.m., local time, on November 14, 2005 at the Renaissance Hotel, 1230 South Pine Island Road, Plantation, Florida 33324. At the special and annual meeting you will also be asked to elect one director to Mayor’s board, to ratify the appointment of KPMG LLP as Mayor’s independent registered public accounting firm for the fiscal year ending March 25, 2006 and to transact such other business as may properly come before the special and annual meeting or any adjournment or postponements thereof.
     In the merger, you will receive 0.08695 Class A voting shares of Birks for each share of Mayor’s common stock that you own. Fractional shares will not be issued, but a cash payment will be made for those fractional shares. The merger will generally be a tax-free transaction for Mayor’s U.S. stockholders except to the extent that such stockholders receive cash instead of fractional shares. As of the date of this proxy statement/ prospectus, the shares of Mayor’s common stock and preferred stock held by Birks represented 75.8% of Mayor’s total outstanding voting power. Upon consummation of the merger, Mayor’s existing public stockholders, which currently own approximately 24.2% of the equity and voting power in Mayor’s, will own approximately 53.3% of the outstanding Birks Class A voting shares, representing 16.6% of the equity in Birks and 2.3% of the voting power, in each case based on the number of Birks voting shares expected to be outstanding immediately after the merger. Birks will own 100% of the outstanding common stock of Mayor’s. Current Mayor’s stockholders will continue to have an indirect equity interest in Mayor’s through their equity interest in Birks.
     After the merger, Birks will remain a Canadian company. Birks Class A voting shares have been approved for trading on the American Stock Exchange, subject to customary qualifications, under the symbol “BMJ”, and it is a condition to the merger that they be listed for trading at or prior to the effective time of the merger.
     The board of directors of Mayor’s recommends that the stockholders of Mayor’s vote “FOR” the approval and adoption of the merger agreement, “FOR” the election of the director nominee and “FOR” the ratification of the appointment of KPMG LLP as Mayor’s independent registered public accounting firm for the fiscal year ending March 25, 2006.
     Approval and adoption of the merger agreement requires the affirmative vote of (1) the holders of at least a majority of Mayor’s outstanding stock entitled to vote thereon and (2) the majority of Mayor’s disinterested stockholders, which excludes Birks and each person that is an affiliate or associate of Birks, that cast a vote, in person or by proxy, at the special and annual meeting. Directors of Mayor’s who are not affiliates or associates of Birks are considered disinterested stockholders for purposes of voting on the merger agreement. These directors (Emily Berlin, Elizabeth M. Eveillard, Massimo Ferragamo, Stephen M. Knopik, Judith MacDonald and Ann Spector Lieff) collectively, together with their associates and affiliates, beneficially own approximately 1.9 million shares, or 5.0% of Mayor’s common stock. These directors have indicated that they plan to vote their shares in favor of the merger agreement, and their votes will count in determining whether a majority of Mayor’s disinterested stockholders has approved the merger.
     Attached to this letter is an important document providing detailed information concerning Birks, Mayor’s and the merger and containing a more thorough explanation of the special committee’s view of the merger, as well as other matters related to the special and annual meeting. PLEASE READ THIS DOCUMENT CAREFULLY, INCLUDING THE SECTION DESCRIBING RISK FACTORS BEGINNING ON PAGE 18.
     Whether or not you plan to attend the special and annual meeting, please submit your proxy promptly by completing, dating and returning your proxy card in the enclosed envelope. Returning the proxy card does not deprive you of your right to attend the special and annual meeting and vote in person.
     Neither the Securities and Exchange Commission nor any state or Canadian provincial or territorial securities regulatory authority has approved or disapproved the securities to be issued in connection with the merger or determined if this proxy statement/ prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
     This proxy statement/ prospectus is dated October 14, 2005 and is expected to be first mailed to stockholders of Mayor’s on or about October 14, 2005.
     We look forward to your support.

Sincerely,

Marc Weinstein
Senior Vice President, Chief Administrative Officer, and Secretary
Mayor’s Jewelers, Inc.

MAYOR’S JEWELERS, INC.

NOTICE OF SPECIAL AND ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON NOVEMBER 14, 2005
       NOTICE IS HEREBY GIVEN that a special and annual meeting of stockholders of Mayor’s Jewelers, Inc. will be held at 10:00 a.m., local time, on November 14, 2005 at the Renaissance Hotel, 1230 South Pine Island Road, Plantation, Florida 33324, for the following purposes:

•	To approve and adopt the Agreement and Plan of Merger and Reorganization, dated as of April 18, 2005, as amended as of July 27, 2005, among Henry Birks & Sons Inc., Mayor’s and Birks Merger Corporation, a wholly-owned subsidiary of Henry Birks & Sons Inc., a copy of which is attached as Appendix A to the enclosed proxy statement/ prospectus;

•	To elect one director of Mayor’s;

•	To ratify the appointment of KPMG LLP as Mayor’s independent registered public accounting firm for the fiscal year ending March 25, 2006; and

•	To transact such other business as may properly come before the special and annual meeting.
      The board of directors of Mayor’s has fixed the close of business on October 14, 2005 as the record date for the special and annual meeting. Only stockholders of record at the close of business on the record date will be entitled to vote at the special and annual meeting. Approval of the matters to be voted on at the special and annual meeting other than to approve and adopt the merger agreement are not a condition to the merger. If the merger is completed, the other matters voted on at the special and annual meeting will, as a result, be superseded.
      MAYOR’S BOARD OF DIRECTORS, UPON THE UNANIMOUS RECOMMENDATION OF A SPECIAL COMMITTEE COMPRISED OF INDEPENDENT MEMBERS OF THE BOARD OF DIRECTORS, RECOMMENDS THAT YOU VOTE IN FAVOR OF THE PROPOSAL TO APPROVE AND ADOPT THE MERGER AGREEMENT.
      Please do not send any stock certificate you may have at this time.
      You should read carefully and in its entirety the attached proxy statement/ prospectus which includes a copy of the merger agreement.

By Order of the Board of Directors,

Marc Weinstein
Secretary
October 14, 2005
It is important that your shares be represented at the special and annual meeting. Whether or not you plan to attend the special and annual meeting, please submit your proxy promptly by completing, dating and returning your proxy card in the enclosed envelope. You may revoke your proxy at any time until it is voted by a later dated proxy or by attending the special and annual meeting and voting in person.

      You should rely only on the information contained in this document to vote on the merger. Neither Birks nor Mayor’s has authorized anyone to provide you with information that is different from what is contained in this document.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
      The consolidated financial statements of Henry Birks & Sons Inc. and Mayor’s Jewelers, Inc. contained in this proxy statement/ prospectus are reported in United States dollars and have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Unless otherwise indicated, all monetary references herein are denominated in U.S. dollars; references to “dollars” or “$” are to U.S. dollars and references to “Cdn$” or “Canadian dollars” are to Canadian dollars.
      Throughout this proxy statement/ prospectus, Birks refers to its fiscal years ended March 29, 2003, March 27, 2004 and March 26, 2005 as fiscal years 2002, 2003 and 2004, respectively. Birks’ fiscal year consists of 52 or 53 weeks, reported in four 13-week periods, and ends on the last Saturday in March of each year. Fiscal years 2002, 2003 and 2004 included 52 weeks.
      The following tables set forth certain exchange rates based on the noon buying rate in the city of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York. Such rates are set forth as U.S. dollars per Cdn$1.00 and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per $1.00. On October 13, 2005, the inverse of the noon buying rate was Cdn$1.00 equals $0.8449.

	Fiscal Year Ended

	March 31,	March 30,	March 29,	March 27,	March 26,
	2001	2002	2003	2004	2005

Average	$0.6648	$0.6390	$0.6450	$0.7377	$0.7810

	Month

	April 2005	May 2005	June 2005	July 2005	August 2005	September

High	$0.8233	$0.8082	$0.8159	$0.8300	$0.8412	$0.8615
Low	$0.7957	$0.7872	$0.7950	$0.8041	$0.8207	$0.8418
NOTICE TO READERS
      References in this proxy statement/ prospectus to “Mayor’s” refer to Mayor’s Jewelers, Inc., a Delaware corporation, and its subsidiaries. References in this proxy statement/ prospectus to “Birks” refer to Henry Birks & Sons Inc. and its subsidiaries, including Mayor’s, which is a 75.8% owned subsidiary of Birks. Birks acquired control of Mayor’s on August 20, 2002. As a result, Birks’ results of operations for the periods after the acquisition of Mayor’s include Mayor’s revenues and expenses, while Mayor’s net losses (income) have been allocated between Birks and the minority stockholders of Mayor’s based on their respective ownership of Mayor’s common stock as such ownership exists or changes from time to time during each period covered by the financial statements.

QUESTIONS AND ANSWERS ABOUT THE MERGER
      The following questions and answers are intended to address briefly some commonly asked questions regarding the special and annual meeting and the merger. These questions and answers may not address all questions that may be important to you as a Mayor’s stockholder. Please refer to the more detailed information contained elsewhere in this proxy statement/ prospectus and the appendixes attached to this proxy statement/ prospectus.
      When used in this section, as in the other sections of this proxy statement/ prospectus, “Birks” refers to Henry Birks & Sons Inc. and its subsidiaries, including Mayor’s.

Q1:	What am I being asked to vote on?

A1:	You are being asked to vote to approve and adopt the Agreement and Plan of Merger and Reorganization dated as of April 18, 2005, as amended as of July 27, 2005, which is referred to in this proxy statement/ prospectus as the merger agreement, among Birks, Mayor’s and Birks Merger Corporation, a newly-formed, wholly-owned subsidiary of Birks. In this proxy statement/ prospectus, Birks Merger Corporation is referred to as Merger Co. As a result of the merger, Mayor’s will become a wholly-owned subsidiary of Birks. Additionally, upon consummation of the merger, Birks intends to change its name to “Birks & Mayors Inc.”

Q2:	What will I receive in the merger?

A2:	In the merger, each share of your Mayor’s common stock will be converted into the right to receive 0.08695 Class A voting shares of Birks, which is referred to in this proxy statement/ prospectus as the exchange ratio. The special committee and Mayor’s board of directors received an opinion from the financial advisor to the special committee, Houlihan Lokey Howard & Zukin, which is referred to in this proxy statement/ prospectus as Houlihan Lokey, that the exchange ratio was, as of the date of the opinion, fair from a financial point of view to Mayor’s stockholders.

You will not receive any fractional Class A voting shares of Birks in the merger. Instead, Birks will pay you cash for any fractional Birks Class A voting shares you would have otherwise received.

For example, if you own 100 shares of Mayor’s common stock, you will receive 8 Birks Class A voting shares plus a cash payment equal to 0.695, the remaining fractional interest in Birks Class A voting shares you would otherwise have received, multiplied by the average closing price of Birks Class A voting shares as reported by the American Stock Exchange in the 20 consecutive trading days beginning on and including the trading day immediately following the date of the effective time of the merger, which if the average trading price is $6.25 per share, would equal $4.34 in cash.

Q3:	What happens if I do not vote?

A3:	Because Birks controls a majority of Mayor’s outstanding voting stock, Birks will be able to ensure that holders of a majority of Mayor’s voting stock approve the merger. Nevertheless, approval and adoption of the merger requires the affirmative vote of disinterested stockholders who vote their shares at the special and annual meeting. Therefore, as a disinterested stockholder, your vote is important and a failure to vote will reduce the number of votes of disinterested stockholders required to approve or reject the merger.

Q4:	Can the number of Birks Class A voting shares to be issued in the merger for each share of Mayor’s common stock change between now and the time the merger is completed?

A4:	No. The exchange ratio is a fixed ratio, which means that it will not change even if the trading price of Mayor’s common stock changes between now and the time the merger is completed. See “Risk Factors” beginning on page 18.

Q5:	When do you expect the merger to be completed?

A5:	We expect to complete the merger as promptly as practicable after we receive Mayor’s stockholder approval at the special and annual meeting. We currently anticipate closing the transaction in the fourth calendar quarter of 2005.

Q6:	What do I need to do now?

A6:	After carefully reading and considering the information contained in this proxy statement/ prospectus, please fill out, sign and date the proxy card, and then mail your signed proxy card in the enclosed prepaid envelope as soon as possible so that your shares may be voted at the special and annual meeting.

Q7:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A7:	You should instruct your broker to vote your shares. Please check with your broker and follow the voting procedures your broker provides. Your broker will advise you whether you may submit voting instructions by telephone or Internet. If you do not instruct your broker, your broker will generally not have the discretion to vote your shares without your instructions.

Q8:	May I change my vote after I have mailed my signed proxy card?

A8:	Yes. You may change your vote at any time before your proxy is voted at the special and annual meeting. You can do this in several ways. You can send a written notice stating that you want to revoke your proxy, or you can complete and submit a new proxy card.

If you are a holder of record, you can also attend the special and annual meeting and vote in person. Simply attending the special and annual meeting, however, will not revoke your proxy; you must vote at the special and annual meeting.

If you have instructed a broker to vote your shares, you must follow the voting procedures received from your broker to change your vote.

Q9:	If I want to attend the special and annual meeting, what do I do?

A9:	You must come to the Renaissance Hotel, 1230 South Pine Island Road, Plantation, Florida 33324 at 10:00 a.m., local time, on November 14, 2005.

Q10:	Should I send in my stock certificates now?

A10:	No. If the merger is completed and you hold any Mayor’s stock certificates, you will receive written instructions from Birks for exchanging those Mayor’s stock certificates for certificates representing Birks Class A voting shares. You may not have received any stock certificates because your shares of Mayor’s common stock were directly registered. The written instructions you will receive will advise you what to do if your shares were directly registered.

Q11:	What if I cannot find my stock certificate?

A11:	There will be a procedure for you to receive Birks Class A voting shares in the merger even if you lost one or more of your Mayor’s stock certificates. This procedure, however, may take time to complete. In order to ensure that you will be able to receive your Birks Class A voting shares promptly after the merger is completed, if you cannot locate your Mayor’s stock certificates after looking for them carefully, we urge you to contact Mayor’s transfer agent, SunTrust Bank, as soon as possible and follow the procedure for replacing your Mayor’s stock certificates. Letitia Radford, Mayor’s SunTrust Bank representative, can be reached at 404-588-7817, or you can write to SunTrust Bank at the following address:

SunTrust Bank 58 Edgewood Avenue, Suite 225 Atlanta, GA 30303 Attention: Ms. Letitia Radford

Q12:	Can I dissent and require appraisal of my shares?

A12:	No. Under the Delaware General Corporation Law, Mayor’s stockholders are not entitled to appraisal rights in connection with the merger. See “The Merger — No Appraisal Rights.”

Q13:	Are there risks I should consider in deciding whether to vote for the merger?

A13:	Yes. We have set forth in the section entitled “Risk Factors” beginning on page 18 of this proxy statement/ prospectus a number of risk factors that you should consider carefully in connection with the merger.

Q14:	Who can help answer my additional questions about the merger?

A14:	If you have questions about the merger, you should contact:

Georgeson Shareholder Communications Inc. 17 State St., 28th Floor New York, New York 10004 Banks and Brokers call: (212) 404-9800 All others call Toll-free: (800) 279-8717

or

Marc Weinstein Senior Vice President, Chief Administrative Officer, and Secretary Mayor’s Jewelers, Inc. 14051 N.W. 14th Street, Suite 200 Sunrise, Florida 33323 (954) 846-2701

SUMMARY
      This summary highlights selected information from this proxy statement/ prospectus. It does not contain all of the information that may be important to you. You should carefully read this entire proxy statement/ prospectus and the other documents to which this document refers, for a more complete understanding of the matter being considered at the special and annual meeting. See “Where You Can Find More Information” on page 192.
      Unless we have otherwise stated or the context otherwise requires, all references in this proxy statement/ prospectus to “Birks” are to Henry Birks & Sons Inc. and its subsidiaries, which includes Mayor’s Jewelers, Inc. and its subsidiaries; all references to “Mayor’s” are to Mayor’s Jewelers, Inc. and its subsidiaries; all references to “Merger Co.” are to Birks’ wholly-owned subsidiary Birks Merger Corporation; all references to “dollars” or “$” or “US$” are to U.S. dollars; all references to “Cdn$” are to Canadian dollars; all references to the “merger agreement” are to the Agreement and Plan of Merger and Reorganization, dated as of April 18, 2005, as amended as of July 27, 2005, attached to this proxy statement/ prospectus as Appendix A; all references to “Mayor’s common stock” are to Mayor’s common stock, par value $0.0001 per share; all references to “Mayor’s preferred stock” are to Mayor’s Series A-1 Convertible Preferred Stock; and all references to “Mayor’s voting stock” are to Mayor’s common stock and Mayor’s preferred stock combined.
The Companies

Henry Birks & Sons Inc.
      Birks is a leading North American luxury retail jeweler. As of June 25, 2005, Birks operated 67 luxury jewelry stores, 39 stores under the “Henry Birks & Sons” brand, referred to in this proxy statement/ prospectus as the “Birks brand”, located in all major cities across Canada, and 28 stores under the “Mayors Jewelers” brand, referred to in this proxy statement/ prospectus as the “Mayors brand”, located in Florida and metropolitan Atlanta, Georgia. Birks’ stores operating under the Mayors brand are operated through Mayor’s. As a luxury jeweler, most of Birks’ jewelry products are constructed of 18 karat gold, platinum or sterling silver, with or without precious gemstones, with significant emphasis on quality craftsmanship and design. For the fiscal year ended March 26, 2005, Birks had net sales of approximately $239.3 million.
      Birks’ predecessor was founded in Montreal in 1879 and developed over the years into Canada’s premier retailer, designer and manufacturer of fine jewelry, timepieces, sterling and plated silverware and gifts. In addition to being a nationwide retailer with a strong brand identity, Birks is also highly regarded in Canada as a jewelry manufacturer and provider of recognition programs, service awards and business gifts. In August 2002, Birks acquired approximately 72% of the voting control in Mayor’s for an investment of $15.05 million. Since then, the operations of Birks and Mayor’s have been progressively integrated. Birks is a Canadian corporation. Its corporate headquarters are located at 1240 Square Phillips, Montreal, Quebec, Canada H3B 3H4. Birks’ telephone number is (514) 397-2511.

Birks Merger Corporation
      Merger Co. is a Delaware corporation and a wholly-owned subsidiary of Birks. Merger Co. was organized on April 7, 2005 solely for the purpose of effecting the merger with Mayor’s. It has not carried on any activities other than in connection with the merger agreement.

Mayor’s Jewelers, Inc.
      Mayor’s is a leading luxury retail jeweler of fine quality jewelry, watches and giftware, and Mayor’s business, through its predecessor has been operating since 1910. Since August 20, 2002, Mayor’s has been a majority-owned subsidiary of Birks. As of June 25, 2005, Mayor’s operated 28 stores in Florida and metropolitan Atlanta, Georgia. Mayor’s has a long-established reputation in its core market areas as a leading luxury jeweler offering fine quality merchandise in an elegant environment conducive to the purchase of luxury items. Mayor’s is a Delaware corporation. Its corporate headquarters are located at 14051 N.W. 14th Street, Suite 200, Sunrise, Florida 33323. Mayor’s telephone number is (954) 846-8000.
Recent Developments

Restatement
      During the financial reporting process associated with Mayor’s third fiscal quarter 2004, Mayor’s determined that errors had occurred in its accounting treatment of warrants that were issued by Mayor’s to Birks in connection with Birks’ acquisition of a controlling interest in Mayor’s, some of which were later assigned by Birks to certain individuals affiliated with Birks who were or later became employees of or provided services to Mayor’s. Mayor’s also determined that it should reconsider certain conclusions regarding the allocation of the fair value of the equity investment between its preferred stock and the warrants issued to Birks in connection with the transaction.
      Mayor’s senior management team conducted a thorough review of the accounting treatment of the warrants and the allocation of the fair value of the equity investment by Birks. Mayor’s determined that as a result of the assignment of the warrants to those recipients, Mayor’s should have reflected a non-cash compensation adjustment to its earnings relating to the increase or decrease in the intrinsic value of the common stock underlying the warrants that could be attributed to the services provided by the recipients to Mayor’s based on the vesting schedule of the warrants. The increase or decrease in value of these warrants is required to be reflected in Mayor’s financial statements as calculated at the end of each reporting period to the extent the warrants are vested each period and until the warrants are exercised or settled. Mayor’s also concluded that a fair value of approximately $3.5 million should have been allocated to the warrants rather than the original allocation of approximately $1.0 million and recognized a beneficial conversion feature for the preferred stock as a result of the valuation of the warrants. After becoming aware of these accounting issues, the audit committee of the Mayor’s board of directors initiated a review with the assistance of independent legal counsel of the circumstances surrounding the assignment of the warrants.
      As a result of the foregoing, on January 7, 2005, Mayor’s restated its financial statements for the fiscal quarters ended November 2, 2002, December 27, 2003, and June 26, 2004, the fiscal years ended March 29, 2003 and March 27, 2004, and the selected quarterly financial data for the fiscal year ended March 27, 2004.
      On December 1, 2004, Mayor’s was notified that the Securities and Exchange Commission (“SEC”) was conducting an informal inquiry regarding Mayor’s. The SEC has requested documents related primarily to the warrants that Mayor’s issued to Birks in connection with Birks’ equity investment in Mayor’s in August 2002. The SEC subsequently made a similar request of Birks. Birks, including Mayor’s, is fully cooperating with the SEC inquiry.
      On March 21, 2005, Mayor’s received a comment letter from the SEC with regard to its financial statements for the fiscal year ended March 27, 2004 and the periods ended September 25, 2004, June 26, 2004 and December 25, 2004. In connection with its response to this letter, Mayor’s discovered that an additional restatement for a beneficial conversion was required for the fiscal year ended March 29, 2003.
      On June 24, 2005, Mayor’s filed its Annual Report on Form 10-K for the fiscal year ended March 26, 2005, referred to in this proxy statement/ prospectus as the fiscal 2004 10-K, which further restated financial statements included in Mayor’s Annual Report on Form 10-K/ A for the fiscal year ended March 27, 2004, filed with the Securities and Exchange Commission on January 7, 2005. Specifically, the fiscal 2004 10-K (1) restated the loss per share amounts as presented in Mayor’s consolidated statement of operations and certain items included in Mayor’s consolidated statement of stockholders’ equity for the fiscal year ended March 29, 2003 resulting from a correction in Mayor’s accounting for convertible preferred stock and common stock warrants and (2) reclassified the net proceeds received from the sale of private label credit card receivables from financing activities to operating activities in the consolidated statement of cash flows for the fiscal year ended March 29, 2003. See “Risk Factors.”

      On July 5, 2005, Mayor’s received a letter from the SEC stating that it had completed its review of Mayor’s Forms 10-K and related filings and that it had no further comments at that time with respect to its review of those filings.

Appointment of Chief Financial Officer
      Effective August 1, 2005, Michael Rabinovitch became Birks’ Senior Vice President and Chief Financial Officer.
Per-Share Market Price (Page 16)
      Mayor’s common stock is listed on the American Stock Exchange under the trading symbol “MYR”. On July 30, 2004, April 18, 2005 and October 13, 2005, the last trading days prior to (1) the public announcement that Birks had proposed a business combination with Mayor’s, (2) the public announcement that Birks and Mayor’s had executed the merger agreement and (3) the date of this proxy statement/ prospectus, the closing sale price of Mayor’s common stock on the American Stock Exchange was $0.78, $0.56 and $0.54, respectively.
      Upon consummation of the merger, Mayor’s common stock will no longer be listed for trading on the American Stock Exchange.
      Birks Class A voting shares are not listed on any U.S. or foreign stock exchange, but it is a condition of the merger that Birks Class A voting shares have been authorized for listing on the American Stock Exchange. Birks Class A voting shares have been approved for trading on the American Stock Exchange, subject to customary qualifications, under the symbol “BMJ”.
The Special and Annual Meeting
      When and Where. The special and annual meeting will be held at 10:00 a.m. local time, on November 14, 2005 at the Renaissance Hotel, 1230 South Pine Island Road, Plantation, Florida 33324.
      Purposes of the Special and Annual Meeting. The purposes of the special and annual meeting are (1) to approve and adopt the merger agreement, (2) to elect one director to Mayor’s board, (3) to ratify the appointment of KPMG LLP as Mayor’s independent registered public accounting firm for the fiscal year ending March 25, 2006 and (4) to transact such other business as may properly come before the special and annual meeting. Approval of the matters to be voted on at the special and annual meeting other than to approve and adopt the merger agreement are not a condition to the merger. If the merger is completed, the other matters voted on at the special and annual meeting will, as a result, be superseded.
Who Can Vote at the Special and Annual Meeting
      Record Date; Voting Power. Only holders of Mayor’s common stock and Mayor’s preferred stock, as of the close of business on October 14, 2005, the record date, are entitled to vote at the special and annual meeting or any adjournment or postponement of the special and annual meeting. Each share of Mayor’s common stock is entitled to one vote and each share of Mayor’s preferred stock is entitled to 3,421.90 votes.
      As of the date of this proxy statement/ prospectus, 36,991,592 shares of Mayor’s common stock and 15,050 shares of Mayor’s preferred stock were outstanding. As of the date of this proxy statement/ prospectus, 15,602,997 shares of Mayor’s common stock, representing approximately 42% of the outstanding shares of Mayor’s common stock, and 15,050 shares of Mayor’s preferred stock, representing 100% of the outstanding shares of Mayor’s preferred stock, were held directly by Birks. As of the date of this proxy statement/ prospectus, the shares of Mayor’s common stock and preferred stock held by Birks represented approximately 75.8% of Mayor’s total outstanding voting power.
      As of the date of this proxy statement/ prospectus, approximately 1.9 million shares of Mayor’s common stock, representing 5.0% of the outstanding shares of Mayor’s common stock, were beneficially held, directly or indirectly, by directors and executive officers of Mayor’s who are not affiliates of Birks, and approximately

5.7 million shares of Mayor’s common stock, representing 13.4% of the outstanding shares of Mayor’s common stock, were beneficially held by directors and executive officers of Mayor’s who are affiliates of Birks (excluding Mayor’s common stock held directly by Birks). Approximately 0.3 million of those shares beneficially held by directors and executive officers of Mayor’s who are not affiliates of Birks and approximately 5.6 million of those shares beneficially held by directors and executive officers of Mayor’s who are affiliates of Birks are beneficially held in the form of options or warrants to purchase shares of Mayor’s common stock.
      Birks and all of the directors and executive officers of Mayor’s and Birks have indicated that they intend to vote their Mayor’s shares in favor of approval and adoption of the merger agreement.
Required Vote for Matters at the Special and Annual Meeting
      Merger Agreement. The affirmative vote of (1) the holders of a majority of Mayor’s outstanding stock entitled to vote at the special and annual meeting and (2) the majority of Mayor’s disinterested stockholders, which excludes Birks and each person that is an affiliate or associate of Birks, that cast a vote, in person or by proxy, at the special and annual meeting is required to approve and adopt the merger agreement. Votes may be cast by mailing a signed proxy card or by voting in person at the special and annual meeting.
      Election of Director. The affirmative vote of a plurality of the votes cast by the shares of Mayor’s common stock, not including the shares of Mayor’s common stock that would be represented by the Mayor’s preferred stock if converted, represented in person or by proxy at the special and annual meeting is required to elect a director for the term specified herein.
      Ratify the Appointment of KPMG LLP. The affirmative vote of the holders of a majority of the shares of Mayor’s common stock, including the shares of Mayor’s common stock that would be represented by the Mayor’s preferred stock if converted, represented in person or by proxy at the special and annual meeting is required to ratify the audit committee’s appointment of KPMG LLP as Mayor’s independent registered public accounting firm for the fiscal year ending March 25, 2006.
      Because Birks controls a majority of Mayor’s voting stock, Birks will be able to ensure that holders of a majority of Mayor’s outstanding stock approve the merger. Nevertheless, approval and adoption of the merger requires the affirmative vote of disinterested stockholders who vote their shares at the special and annual meeting. Therefore, as a disinterested stockholder, your vote is important and a failure to vote will reduce the number of votes of disinterested stockholders required to approve or reject the merger. Directors of Mayor’s who are not affiliates or associates of Birks are considered disinterested stockholders for purposes of voting on the merger agreement. These directors (Emily Berlin, Elizabeth M. Eveillard, Massimo Ferragamo, Stephen M. Knopik, Judith MacDonald and Ann Spector Lieff) collectively, together with their associates and affiliates, beneficially own approximately 1.9 million shares, or 5.0% of Mayor’s common stock. These directors have indicated that they plan to vote their shares in favor of the merger agreement, and their votes will count in determining whether a majority of Mayor’s disinterested stockholders has approved the merger.
The Merger (Page 37)
      The merger agreement provides for the merger of Merger Co. with and into Mayor’s. Following completion of the merger, Mayor’s will continue as the surviving corporation of the merger and will become a wholly-owned subsidiary of Birks. The surviving corporation will be named “Mayor’s Jewelers, Inc.” Additionally, upon consummation of the merger, Birks will change its name to “Birks & Mayors Inc.”
      In the merger, each share of your Mayor’s common stock will be converted into the right to receive 0.08695 Birks Class A voting shares. You will not receive any fractional Birks Class A voting shares in the merger. Instead of fractional shares, you will be paid cash in an amount equal to the product obtained by multiplying such fractional interest by the average closing price for Birks Class A voting shares as reported on the American Stock Exchange on the 20 consecutive trading days beginning on and including the trading day immediately following the date of the effective time of the merger.

      For example, assuming the average closing price of Birks Class A voting shares on the 20 consecutive trading days beginning on and including the trading day immediately following the date of the effective time of the merger is $6.25, a Mayor’s stockholder owning 100 shares of Mayor’s common stock would receive 8 Birks Class A voting shares plus $4.34 in cash in lieu of fractional shares.
      After the merger and the exchange of Mayor’s common stock for Birks Class A voting shares, Mayor’s existing stockholders other than Birks will own approximately 53.3% of Birks Class A voting shares, representing 16.6% of the equity in Birks and 2.3% of the voting power. After the merger and the exchange of Mayor’s common stock for Birks Class A voting shares, the current holders of Birks Class A voting shares and the holders of Birks Class B multiple voting shares will own approximately 83.4% of the equity in Birks and control 97.7% of the voting power.
PRE-MERGER STRUCTURE
(percentages represent equity ownership)

POST-MERGER STRUCTURE
(percentages represent equity ownership)
Risk Factors (Page 18)
      For a discussion of the principal risk factors involved please read the section describing the risk factors beginning on page 18.
Recommendation of the Special Committee and Mayor’s Board of Directors (Page 44)
      Because several of the members of Mayor’s board of directors are affiliates of Birks, a special committee comprised of independent members of Mayor’s board of directors, which is referred to in this proxy statement/ prospectus as the special committee, was formed to consider and evaluate the proposed merger. The special committee unanimously determined that the merger agreement and the merger are consistent with and in furtherance of the long-term business strategy of Mayor’s and advisable and fair to, and in the best interests of, Mayor’s stockholders (other than Birks and its affiliates and associates). The special committee recommended that Mayor’s board of directors approve the merger agreement, the merger and the other transactions contemplated by the merger agreement. Mayor’s board of directors adopted the reasons of the special committee and determined that the merger agreement and the merger are consistent with and in furtherance of the long-term business strategy of Mayor’s and advisable and fair to, and in the best interests of, Mayor’s stockholders (other than Birks and its affiliates and associates) and recommends the approval and adoption of the merger agreement by all Mayor’s stockholders.
      MAYOR’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.
      Mayor’s has agreed that neither Mayor’s board of directors nor the special committee will withdraw or modify, or propose to withdraw or modify, in a manner adverse to Birks, its approval and recommendation of the merger agreement and the merger unless the board of directors or special committee determines in its good faith judgment and after consultation with outside legal counsel that the failure to so withdraw or modify its approval and recommendation of the merger agreement and the merger would be inconsistent with its fiduciary duties.

Opinion of the Financial Advisor to the Special Committee (Page 46)
      In deciding to approve the merger agreement and the merger, the special committee and Mayor’s board of directors received an opinion from the special committee’s financial advisor, Houlihan Lokey, that the exchange ratio was, as of the date of the opinion, fair from a financial point of view to Mayor’s stockholders (other than Birks and its affiliates and associates). The full text of Houlihan Lokey’s written opinion dated as of April 18, 2005 is attached to this proxy statement/ prospectus as Appendix B. You are encouraged to read this opinion carefully in its entirety for a description of the assumptions made, procedures followed, matters considered and limitations on the reviews undertaken by Houlihan Lokey.
Interests of Mayor’s Executive Officers and Directors in the Merger (Page 54)
      You should be aware that some of Mayor’s executive officers and directors may have interests in the merger that may be different from, or in addition to, the interests of the other Mayor’s stockholders. Specifically, several of Mayor’s directors and officers are also directors and officers of Birks. In addition, Thomas A. Andruskevich, Chief Executive Officer of Birks and Chief Executive Officer and director of Mayor’s, is party to an agreement with Birks which gives him the right to purchase Birks Class A voting shares representing up to 2% of the total outstanding equity of Birks. This option is fully anti-dilutive, except with respect to issuances of stock-based compensation, which means that the number of Class A voting shares underlying the option will increase upon issuance by Birks of additional equity. For example, the number of Birks Class A voting shares underlying Mr. Andruskevich’s option will increase from 439,532 to 476,727, an increase of 8.5%, as a result of the merger. In recognition of the conflict of interest, Mayor’s board of directors formed the special committee to consider and evaluate the merger agreement and the merger and make its recommendation to the board of directors. If Mayor’s stockholders approve and adopt the merger agreement, Emily Berlin, Elizabeth M. Eveillard, Massimo Ferragamo and Ann Spector Lieff, all of whom are currently directors of Mayor’s, have agreed to join Birks’ board of directors.
Material U.S. Federal Income Tax Consequences of the Merger and of Owning Birks Class A Voting Shares (Page 57)
      The merger will qualify as a tax-free reorganization for U.S. federal income tax purposes, and the obligations of the parties to consummate the merger are subject to the receipt by Mayor’s of the opinion of legal counsel, dated as of the effective time of the merger, that (i) the merger will qualify as a reorganization within the meaning of Section 368(a) of the U.S. Internal Revenue Code of 1986, referred to in this proxy statement/ prospectus as the Code, and each of Birks and Mayor’s will be a party to the reorganization, and (ii) the conversion of Mayor’s common stock into Birks Class A voting shares in the merger will not result in the recognition of gain under Section 367 of the Code (except, under certain circumstances, in the case of a person who owns, actually or constructively, 5% or more of the voting power or value of the outstanding stock of Birks following the merger). Accordingly, U.S. holders of Mayor’s common stock generally will not recognize any gain or loss for U.S. federal income tax purposes on the conversion of their Mayor’s common stock into Birks Class A voting shares in the merger. U.S. holders of Mayor’s common stock may, however, recognize gain or loss for U.S. federal income tax purposes with respect to any cash received instead of fractional Birks Class A voting shares.
      Following the merger, the gross amount of dividends paid by Birks to certain U.S. holders of Birks Class A voting shares (including amounts withheld to reflect Canadian withholding taxes), if any, will be treated as dividend income to such holders, to the extent paid out of Birks’ current or accumulated earnings and profits, as determined under U.S. federal income tax principles. This income will be includable in the gross income of a U.S. holder on the day actually or constructively received by the U.S. holder. These dividends generally will not be eligible for the dividends-received deduction allowed to corporations under the Code. Subject to certain conditions and limitations, non-resident Canadian withholding taxes on dividends may be treated as foreign taxes eligible for credit against a U.S. holder’s U.S. federal income tax liability.

Material Canadian Federal Income Tax Consequences of the Merger (Page 61)
      The conversion of Mayor’s common stock into the right to receive Birks Class A voting shares (and cash instead of fractional Birks Class A voting shares) pursuant to the merger will not, in general, give rise to Canadian tax for holders of Mayor’s common stock who are not and who are not deemed to be resident in Canada. Dividends paid or credited to holders of Birks Class A voting shares who are not and who are not deemed to be resident in Canada are subject to a Canadian withholding tax of 25%. Under the Canada-United States Income Tax Convention (1980), the rate of that withholding tax is generally reduced to 15% for holders resident in the United States. Assuming that Birks Class A voting shares are not “taxable Canadian property,” any capital gain realized by holders who are not and who are not deemed to be resident in Canada on a disposition of those shares will not be subject to tax in Canada. In general, Birks Class A voting shares are not expected to constitute “taxable Canadian property.”
Accounting Treatment
      The merger will be accounted for as the acquisition of a minority interest by Birks, using the purchase method of accounting.
The Merger Agreement (Page 64)
      The merger agreement is described beginning on page 64. The merger agreement is also attached as Appendix A to this document. We urge you to read the merger agreement in its entirety because it is the legal document governing the merger.
Conditions to the Merger (Page 69)
      The respective obligations of each of Birks and Mayor’s to effect the merger are conditioned upon the satisfaction (or waiver) of the following conditions:

•	the registration statement, of which this proxy statement/ prospectus is a part, having been declared effective under the Securities Act of 1933, and no stop order or proceeding seeking a stop order being pending by or before the Securities and Exchange Commission, which is referred to in this proxy statement/ prospectus as the SEC;

•	Mayor’s disinterested stockholders having affirmatively voted to approve and adopt the merger agreement by the requisite vote;

•	no injunction, order or other legal restraint or prohibition preventing the consummation of the merger being in effect;

•	Birks Class A voting shares having been authorized for listing on the American Stock Exchange; and

•	the fairness opinion obtained from the special committee’s financial advisor not having been withdrawn, revoked, annulled or materially modified.
      The obligation of each of Birks and Mayor’s to effect the merger is further subject to the satisfaction (or waiver) of the following additional conditions:

•	the other party having performed in all material respects its obligations under the merger agreement, the other party’s representations and warranties in the merger agreement being true and correct in all material respects as of the closing of the merger and the delivery of officers’ certificates of Mayor’s and Birks, respectively, certifying satisfaction of such conditions; and

•	any regulatory and third-party approvals that are required to consummate the merger having been obtained. The merger is not subject to the reporting and waiting period provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

      The obligation of Birks and Merger Co. to effect the merger is further subject to the satisfaction (or waiver) of the following additional conditions:

•	Mayor’s not being subject to a material adverse effect as defined in the merger agreement; and

•	additional warrants to purchase Mayor’s common stock having been issued to Joseph A. Keifer, Senior Vice President and Chief Operating Officer of Mayor’s, Marco Pasteris, Group Vice President for Finance of Birks and Mayor’s, and Carlo Coda-Nunziante, Group Vice President for Strategy and Business Development of Birks and Mayor’s.
      The obligation of Mayor’s to effect the merger is further subject to the satisfaction (or waiver) of the following additional conditions:

•	Mayor’s having received an opinion from Holland & Knight LLP or King & Spalding LLP that (i) the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and each of Birks and Mayor’s will be a party to the reorganization, and (ii) the conversion of Mayor’s common stock into Birks Class A voting shares in the merger will not result in the recognition of gain under Section 367 of the Code (except, under certain circumstances, in the case of a person who owns, actually or constructively, 5% or more of the voting power or value of the outstanding stock of Birks following the merger);

•	Mayor’s having obtained the affirmative vote of the required majority of Mayor’s voting stock in favor of the merger at Mayor’s stockholders’ meeting;

•	Birks’ Articles of Amalgamation and Birks’ By-laws being amended as specified in the merger agreement, each document, as amended, being referred to in this proxy statement/ prospectus as Birks’ amended charter and Birks’ amended by-laws, respectively;

•	Birks not being subject to a material adverse effect, as defined in the merger agreement;

•	all of the issued and outstanding Series A preferred shares of Birks and $5,000,000 aggregate principal amount of secured convertible notes of Birks having been converted into Birks Class A voting shares and Birks Class B multiple voting shares;

•	warrants to purchase Mayor’s common stock having been amended to eliminate the application of anti-dilution provisions; and

•	the employment agreement or other documents between Birks and Thomas A. Andruskevich having been amended to eliminate the application of certain anti-dilution provisions to the future issuance of stock-based compensation after the merger is consummated.
      Any waiver or determination to be made by Mayor’s with respect to these conditions requires the approval of the special committee. Additionally, the waiver by Mayor’s of a material condition, such as the requirement that Birks Class A voting shares have been authorized for listing on the American Stock Exchange or the delivery of an opinion from legal counsel that the merger is not taxable to Mayor’s stockholders, would require Mayor’s to recirculate the proxy statement/prospectus and resolicit approval for the merger from the Mayor’s stockholders.
Termination (Page 71)
      Birks and Mayor’s can mutually agree to terminate the merger agreement prior to the effective time of the merger. Also, either party may terminate the merger agreement without the consent of the other if:

•	the merger is not consummated by December 31, 2005, unless the party seeking to terminate the merger agreement has failed to comply with the merger agreement and that failure has been the cause of, or resulted in, the failure of the merger to occur on or before December 31, 2005;

•	any governmental entity issues an order or injunction or other legal restraint or prohibition preventing consummation of the merger;

•	Mayor’s stockholders fail to approve and adopt the merger agreement at the special and annual meeting (or any adjournment or postponement of the special and annual meeting); or

•	the other party breaches the merger agreement, the breach would prevent satisfaction of a closing condition and the breach is not reasonably capable of being cured or is not cured prior to 15 days after receipt of written notice of the breach.
      Additionally, Birks or Mayor’s may terminate the merger agreement if:

•	Mayor’s board of directors or the special committee withdraws, modifies or changes, in any manner adverse to Birks, its recommendation that the stockholders of Mayor’s vote in favor of the approval and adoption of the merger agreement, or resolved to do so; or

•	the special committee’s financial advisor withdraws or materially modifies its fairness opinion.
      Any determination or action to be made by Mayor’s with respect to a termination of the merger agreement requires the approval of the special committee.
Comparison of Stockholder Rights (Page 73)
      The conversion of your shares of Mayor’s common stock into the right to receive Birks Class A voting shares in the merger will result in differences between your rights as a Birks shareholder, governed by the Canada Business Corporations Act, and your rights as a Mayor’s stockholder, governed by the Delaware General Corporation Law.
Birks Capital Stock (Page 142)
      Birks has a dual-class voting structure and will have two classes of common shares outstanding: (1) Birks Class B multiple voting shares, which are held by Birks’ controlling shareholder group, and (2) Birks Class A voting shares, which are held by all other Birks shareholders and which Birks proposes to exchange for your shares of Mayor’s common stock in connection with the merger. The Birks Class B multiple voting shares have ten votes per share whereas the Birks Class A voting shares have one vote per share, which means that the holders of the Birks Class B multiple voting shares will be able to control Birks even if the economic value of their holdings in Birks is less than that of the holders of Birks Class A voting shares. After the merger, Birks will have no preferred shares outstanding but its board of directors will have the ability to issue different series of preferred shares with terms and conditions established by the board and subject to limitations.

COMPARATIVE PER SHARE DATA
      The following table presents selected comparative historical and pro forma per share data for Birks common shares, which includes Birks Class A voting shares and Birks Class B multiple voting shares, Mayor’s common stock and Mayor’s preferred stock for the fiscal year ended March 26, 2005. The pro forma amounts give effect to the merger as if it had occurred March 28, 2004, have been prepared in accordance with U.S. GAAP and are based on the purchase method of accounting.
      You should read this information in conjunction with, and the information is qualified in its entirety by, the consolidated financial statements and accompanying notes of Birks and Mayor’s included elsewhere in this proxy statement/ prospectus. The pro forma amounts are presented for informational purposes only. You should not rely on the pro forma amounts as being indicative of the financial position or results of operations of the combined company that would have actually occurred had that the merger been effective during the periods presented or the future financial position or future results of operations of the combined company. The combined financial information presented as of and for the year ended March 26, 2005 may have been different had the companies actually been fully integrated as at and during those periods.

As of and for the
Fiscal Year Ended
March 26, 2005

Book Value Per Share at Period End
Birks historical	$5.41
Birks pro forma(1)	$5.80
Mayor’s common share historical(2)	$0.52
Mayor’s common share pro forma equivalent(3)	$0.50
Mayor’s preferred share historical(4)	$1,000
Dividends Per Share
Birks historical(5)	—
Birks pro forma(1)	—
Mayor’s common share historical(6)	—
Mayor’s common share pro forma equivalent(2)	—
Mayor’s preferred share historical	$6.67
Basic Net Income Per Share from Continuing Operations
Birks historical	$0.16
Birks pro forma(1)	$0.13
Mayor’s common share historical	$0.02
Mayor’s common share pro forma equivalent(2)	$0.01
Diluted Net Income Per Share from Continuing Operations
Birks historical	$0.13
Birks pro forma(1)	$0.12
Mayor’s common share historical	$0.01
Mayor’s common share pro forma equivalent(2)	$0.01

(1)	The Birks pro forma per share amounts were determined after giving effect to the appropriate pro forma adjustments. See “Unaudited Pro Forma Condensed Consolidated Financial Information of Birks.”

(2)	Excludes the liquidation value of the Series A-1 Convertible Preferred Stock.

(3)	The Mayor’s pro forma equivalent per share amounts are calculated by multiplying the Birks pro forma per share amounts by the exchange ratio of 0.08695.

(4)	Based on the liquidation value of the Series A-1 Convertible Preferred Stock.

(5)	Historically, Birks has not paid a cash dividend on its common shares.

(6)	Historically, Mayor’s has not paid a cash dividend on its common stock.

MAYOR’S STOCK PRICES
      Mayor’s common stock is listed and traded on the American Stock Exchange under the symbol “MYR”. Mayor’s common stock has been listed on the American Stock Exchange since Mayor’s initial public offering in August 1987. On the record date the number of holders of record of Mayor’s common stock was 654.
      The following table sets forth, for the periods indicated, the high and low sale prices of Mayor’s common stock on the American Stock Exchange.

	High	Low

Thirteen Weeks Ended December 24, 2005 (through October 13, 2005)	$0.54	$0.51
Thirteen Weeks Ended September 24, 2005	$0.58	$0.52
Thirteen Weeks Ended June 25, 2005	0.66	0.53
Year Ended March 26, 2005
Thirteen Weeks Ended March 26, 2005	$0.77	$0.58
Thirteen Weeks Ended December 25, 2004	0.72	0.55
Thirteen Weeks Ended September 25, 2004	0.88	0.61
Thirteen Weeks Ended June 26, 2004	0.84	0.54
Year Ended March 27, 2004
Thirteen Weeks Ended March 27, 2004	$0.95	$0.66
Thirteen Weeks Ended December 27, 2003	0.85	0.60
Thirteen Weeks Ended September 27, 2003	0.98	0.21
Thirteen Weeks Ended June 28, 2003	0.35	0.18
Year Ended March 29, 2003
Thirteen Weeks Ended March 29, 2003	$0.31	$0.21
Thirteen Weeks Ended January 4, 2003	0.40	0.28
Thirteen Weeks Ended October 5, 2002	0.50	0.20
Thirteen Weeks Ended July 6, 2002	1.42	0.13
      On July 30, 2004, April 18, 2005 and October 13, 2005, the last trading days prior to (1) Birks’ public announcement that it had proposed a business combination with Mayor’s, (2) the public announcement that Birks and Mayor’s had executed the merger agreement and (3) the date of this proxy statement/ prospectus, the closing sale price of Mayor’s common stock on the American Stock Exchange was $0.78, $0.56 and $0.54, respectively.
      Birks has no established public trading market for its Class A voting shares. Birks Class A voting shares are not listed on any U.S. or foreign stock exchange, but it is a condition of the merger that Birks Class A voting shares have been authorized for listing on the American Stock Exchange. Birks Class A voting shares have been approved for trading on the American Stock Exchange, subject to customary qualifications, under the symbol “BMJ.” As of the date of this proxy statement/ prospectus, the number of holders of record of Birks Class A voting shares was fourteen.

DIVIDENDS
      Mayor’s has never paid dividends on its common stock. On February 20, 2004, June 21, 2005 and August 9, 2005 Mayor’s paid dividends of $2,185,755, $150,500 and $301,000, respectively, to Birks, as holder of Mayor’s preferred stock. See “Description of Mayor’s Business — Related Party Transactions.”
      Birks has not paid dividends since 1998 and does not currently intend to pay dividends on its Class A voting shares or Class B multiple voting shares in the foreseeable future. Birks’ ability to pay dividends on its Class A voting shares, and the ability of Mayor’s to pay dividends to Birks, are restricted by Birks’ credit agreements. See “Management’s Discussion and Analysis of the Financial Condition and Results of Operations of Birks — Liquidity and Capital Resources.” If dividends were declared by Birks’ board of directors, you would receive a dividend equal to the per share dividend Birks would pay to holders of Birks Class A voting shares or holders of Class B multiple voting shares. Dividends paid by Birks to U.S. holders would generally be subject to withholding tax. See “Material Canadian Federal Income Tax Consequences of the Merger.”

RISK FACTORS
      In addition to the other information included in this proxy statement/ prospectus, including the matters addressed under the caption “Cautionary Statement Concerning Forward-Looking Statements” on page 31, you should carefully consider the matters described below. The risks described below describe all material risks that are currently known or reasonably foreseeable by Birks.
Risks Related to the Terms of the Merger

Because (1) the exchange ratio is fixed, (2) the market price of Mayor’s common stock will fluctuate and (3) Birks Class A voting shares are not publicly traded, you cannot be certain of the dollar value of the merger consideration that you, as a Mayor’s stockholder, will receive in the merger.
      If the merger is completed, it will not be completed until the date of the special and annual meeting and the satisfaction or waiver of all conditions to the merger. Upon completion of the merger, each share of Mayor’s common stock issued and outstanding immediately prior to the effective time of the merger (other than treasury stock of Mayor’s and Mayor’s common stock owned by Birks) will be converted into the right to receive 0.08695 Birks Class A voting shares. Birks Class A voting shares are not currently publicly traded. As a result, the value of the Birks Class A voting shares to be received by Mayor’s stockholders following the merger cannot be determined. Instead, because the exchange ratio of 0.08695 is fixed, the dollar value of the Birks Class A voting shares issued in the merger will depend on the price of Birks Class A voting shares on the American Stock Exchange after the merger is effective. Therefore, at the time of the special and annual meeting you will not know the precise dollar value of the merger consideration you will become entitled to receive at the effective time of the merger.
      In addition, the price of Mayor’s common stock immediately prior to the effective time of the merger may vary from its price on the date the merger agreement was executed, on the date of this proxy statement/ prospectus and on the date of the special and annual meeting. Variations in the prices of Mayor’s common stock prior to the effective time of the merger and of Birks Class A voting shares after the effective time may be the result of various factors, including:

•	changes in the business, operations or prospects of Birks or Mayor’s;

•	economic conditions and the outlook for economic conditions; and

•	the timing of the consummation of the merger.

The fairness opinion provided by Houlihan Lokey was given as of the date the merger agreement was approved by the special committee and does not reflect subsequent changes in circumstances.
      The opinion of Houlihan Lokey, financial advisor to the special committee, addresses the fairness of the consideration to be received by Mayor’s stockholders (other than Birks and its associates and affiliates) from a financial point of view based on the financial, economic, market and other conditions as they existed on April 18, 2005 and not at any later time. Significant time has elapsed since the date of the fairness opinion, and changes in conditions, which are beyond the control of Mayor’s, Birks and Houlihan Lokey, and on which the opinions are based, may have altered the value of Mayor’s common stock or Birks Class A voting shares.

The fairness opinion provided by Houlihan Lokey is based on various assumptions and is subject to various limitations.
      In its review and analysis and in formulating its opinion, Houlihan Lokey assumed and relied upon the reasonableness and accuracy of the financial projections, forecasts and analyses provided to it by the respective management of Mayor’s and Birks and assumed that these projections, forecasts and analyses were reasonably prepared in good faith and on bases reflecting the best currently available judgments and estimates of Mayor’s and Birks’ management. Houlihan Lokey did not review any of the books and records of Mayor’s and Birks, or assume any responsibility for conducting a physical inspection of the properties or facilities of

Mayor’s or Birks, or for making or obtaining an independent valuation or appraisal of the assets or liabilities of Mayor’s or Birks, and no such independent valuation or appraisal was provided to Houlihan Lokey.

Birks and Mayor’s may experience difficulties in completing the integration of Mayor’s business with the existing Birks businesses and will incur significant transaction expenses in connection with the merger.
      Though Birks and Mayor’s have been partially integrated since Birks investment in Mayor’s in August 2002, achieving all of the anticipated benefits of the merger will depend in part upon whether Birks and Mayor’s can fully integrate their businesses in an efficient and effective manner. The parties collectively expect to incur significant one-time transaction expenses of approximately $4 million in connection with the merger and the related integration. The costs and liabilities actually incurred in that process may exceed those anticipated. In addition, Birks may not accomplish the merger integration process promptly or successfully, and the successful combination of the two business enterprises may result in a diversion of management attention for a period of time. If management is unable to promptly and successfully integrate the operations of the two companies, the anticipated benefits of the merger may not be realized.

Birks and Mayor’s may not achieve the cost savings and increased net sales they have anticipated for the combined company.
      Birks’ and Mayor’s rationales for the merger are, in part, predicated on their ability to realize further cost savings and increased net sales by completing the integration of the two companies. Achieving these cost savings and net sales increases are dependent upon a number of factors. For example, the parties may not be able to achieve the anticipated cross-selling opportunities, the development and marketing of more comprehensive product offerings, co-branding, net sales growth and the consistent use of the best practices of Birks and Mayor’s. An inability to realize the full extent of, or any of, the anticipated benefits of the merger, as well as any delays encountered in the transition process, could have an adverse effect upon the net sales, level of expenses, gross profits, operating results and financial condition of the combined company, which may affect the value of Birks Class A voting shares after the effective time of the merger. See “The Merger — Mayor’s Reasons for the Merger; Recommendation of the Special Committee” and “The Merger — Birks’ Reasons for the Merger.”
Risks Related to Birks Class A Voting Shares

Birks’ share price could be adversely affected if a large number of Birks Class A voting shares are offered for sale or sold.
      Some stockholders of Mayor’s may not wish to hold Birks Class A voting shares, and sales may occur following the consummation of the merger. If the supply of Birks Class A voting shares is significantly greater than the associated demand, the market price of Birks Class A voting shares may significantly decline and may not recover.
      In addition, future issuances or sales of a substantial number of Birks Class A voting shares by Birks, Dr. Lorenzo Rossi di Montelera, or another significant shareholder in the public market could adversely affect the price of Birks Class A voting shares, which may impair Birks’ ability to raise capital through future issuances of its equity securities. Upon completion of the merger, Birks will have approximately 3,491,474 Birks Class A voting shares issued and outstanding. All of the approximately 1,859,738 Birks Class A voting shares issued to the minority shareholders of Mayor’s pursuant to the merger will be freely tradeable without restriction under the Securities Act, unless issued to Birks or Mayor’s affiliates. Upon completion of the merger, some previously issued Birks Class A voting shares will be restricted securities within the meaning of Rule 144. Sales of restricted securities in the public market, or the availability of these Birks Class A voting shares for sale, could adversely affect the market price of Birks Class A voting shares.

Birks Class A voting shares have no prior trading history, which may adversely affect the liquidity and value of such shares.
      Birks Class A voting shares are not listed on any U.S. or foreign stock exchange or quoted in any U.S. or foreign quotation system. Accordingly, prior to the merger, there has been no public market for Birks Class A voting shares in the United States or elsewhere, and an active trading market may not develop or be sustained after the merger. If an active trading market does not develop, holders of Birks Class A voting shares will have limited liquidity, which could adversely affect the value of such shares.

As a retail jeweler with a limited public float, the price of Birks Class A voting shares may fluctuate substantially, which could negatively affect the value of Birks Class A voting shares and could result in securities class action claims against Birks.
      The price of Birks Class A voting shares may fluctuate substantially due to, among other things, the following factors: (1) fluctuations in the price of the shares of the small number of public companies in the retail jewelry business; (2) additions or departures of key personnel; (3) announcements of legal proceedings or regulatory matters; and (4) the general volatility in the stock market. The market price of Birks Class A voting shares could also fluctuate substantially if Birks fails to meet or exceed expectations for Birks’ financial results or if there is a change in financial estimates or securities analysts’ recommendations.
      Significant price and value fluctuations have occurred in the past with respect to the securities of retail jewelry and related companies. In addition, because the public float of Birks Class A voting shares will be relatively small, the market price of Birks Class A voting shares is likely to be volatile. Indeed, as is the case for Mayor’s common stock, it is expected that there may be limited trading volume in Birks Class A voting shares, rendering them subject to significant price volatility. For example, during the fiscal year ended March 26, 2005, the price of Mayor’s common stock on the American Stock Exchange fluctuated from a high of $0.88 to a low of $0.54. In addition, the stock market has experienced volatility that has affected the market prices of equity securities of many companies, and that has often been unrelated to the operating performance of such companies. A number of other factors, many of which are beyond Birks’ control, could also cause the market price of Birks Class A voting shares to fluctuate substantially. As a result, you may not be able to resell Birks Class A voting shares at or above the associated value of Mayor’s shares on the date of the merger, if at all.
      In the past, following periods of downward volatility in the market price of a company’s securities, class action litigation has often been pursued against the respective company. If Birks Class A voting shares were similarly volatile and similar litigation were pursued against Birks, it could result in substantial costs and a diversion of Birks management’s attention and resources.

Birks is governed by the laws of Canada, and, as a result, it may not be possible for shareholders to enforce civil liability provisions of the securities laws of the United States.
      Birks is governed by the laws of Canada. A substantial portion of Birks’ assets are located outside the United States, and some of Birks’ directors and officers and the experts named in this proxy statement/ prospectus are residents outside of the United States. As a result, it may be difficult for investors to effect service within the United States upon Birks and those directors, officers and experts, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of Birks and such directors, officers or experts under the United States federal securities laws. There is doubt as to the enforceability in Canada by a court in original actions, or in actions to enforce judgments of United States courts, of the civil liabilities predicated upon the United States federal securities laws.

Birks expects to maintain its status as a “foreign private issuer” under the rules and regulations of the SEC and, thus, will be exempt from a number of rules under the Exchange Act and will be permitted to file less information with the SEC than a company incorporated in the U.S.
      As a “foreign private issuer” Birks is exempt from rules under the Exchange Act that impose certain disclosure and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, Birks’ officers, directors and principal shareholders will be exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of Birks Class A voting shares. Moreover, Birks will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act; nor will it be required to comply with Regulation FD, which restricts the selective disclosure of material information. Accordingly, there may be less publicly available information concerning Birks than there is for U.S. public companies such as Mayor’s.

Options to purchase Birks Class A voting shares held by Birks’ Chief Executive Officer contain anti-dilution provisions which could adversely affect the value of Birks Class A voting shares.
      Thomas A. Andruskevich, Chief Executive Officer of Birks, is party to an agreement with Birks which gives him the right to purchase Birks Class A voting shares representing up to 2% of the total outstanding equity of Birks. This option is fully anti-dilutive, except with respect to issuances of stock-based compensation, which means that the number of Class A voting shares underlying the option will increase upon issuance by Birks of additional equity. For example, the number of Birks Class A voting shares underlying Mr. Andruskevich’s option will increase from 439,532 to 476,727, an increase of 8.5%, as a result of the merger. These provisions could provide significant compensation to Mr. Andruskevich in the event of a large acquisition or public offering by Birks, which compensation would be dilutive to other shareholders. Accordingly, these provisions could be viewed in certain circumstances as potentially misaligning the interests of Mr. Andruskevich with the interests of the other shareholders and Birks. Further, these provisions complicate Birks’ capital structure and may be difficult for investors to understand and may impair Birks’ ability to raise new equity capital. All of these factors relating to the anti-dilution provisions could adversely affect the value of Birks Class A voting shares.

If Birks were treated as a passive foreign investment company, or a PFIC, some holders of Birks Class A voting shares would be subject to additional taxation, which could cause the price of Birks Class A voting shares to decline.
      Birks believes that Birks Class A voting shares should not be treated as stock of a PFIC for U.S. federal income tax purposes, and it expects to continue its operations in such a manner that it will not be a PFIC. If, however, Birks is or becomes a PFIC, some holders of Birks Class A voting shares could be subject to additional U.S. federal income taxes on gain recognized with respect to the Birks Class A voting shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. See “Material U.S. Federal Income Tax Consequences of the Merger.”
Risks Related to the Combined Company

Birks is controlled by a single shareholder whose interests may be different from yours.
      Upon completion of the merger, Dr. Rossi will beneficially own or control 70.3% of all classes of Birks outstanding voting shares while controlling 95.7% of the voting power associated with such shares. Under Birks’ amended charter, Dr. Rossi, as holder of Class B multiple voting shares, will have the ability to control most actions requiring shareholder approval, including electing the members of Birks’ board of directors and the issuance of new equity.
      Dr. Rossi may have different interests than you have and may make decisions that do not correspond to your interests. In addition, the fact that Birks is controlled by one shareholder may have the effect of delaying or preventing a change in the management or voting control of Birks.

If Birks is unable to implement its business strategy, Birks’ net sales and profitability may be adversely affected.
      Birks’ future financial performance and success are dependent on its ability to implement its business strategy successfully. Birks’ present business strategy is to leverage its merchandising, marketing and sales expertise to increase net sales, raise additional capital, utilize its manufacturing capabilities to lower cost of sales and make selective acquisitions to grow its revenue base and increase its gross margin. Birks may not successfully implement its business strategy. Furthermore, implementing its business strategy may not sustain or improve Birks’ results of operations.

Birks may pursue strategic acquisitions which may divert the attention of management and which may not be successfully integrated into Birks’ existing business.
      Birks may seek to enhance its market penetration and increase and diversify its revenue base through selective acquisitions. However, Birks may not identify suitable acquisition candidates, complete acquisitions on acceptable terms or successfully integrate the operations of any acquired business into its existing business. Such acquisitions could be of significant size and involve either domestic or international parties. To acquire and integrate a separate organization would divert management attention from other business activities. Such a diversion, together with other difficulties Birks may encounter in integrating an acquired business, could have a material adverse effect on its results of operations. In addition, Birks may borrow money to finance acquisitions. Even though funds might be available on terms favorable to Birks, such borrowing would increase Birks’ leveraged position and limits its liquidity.

If Birks is unable to introduce innovative products, Birks’ sales and market share may suffer.
      Birks believes that its future success will depend, in part, upon its ability to continue to source, develop, introduce and market innovative new products on an exclusive basis and to design, manufacture and market its own new products. If Birks fails to successfully source, introduce and market new products on an exclusive basis, its ability to maintain or grow its market share may be adversely affected, which in turn could materially adversely affect its overall business, financial condition or results of operations. If Birks’ competitors are able to acquire exclusive rights to new enhanced products Birks may be unable to compete. The fact that Birks’ principal competitors have substantially greater resources than it increases this risk. In addition, Birks has made and continues to make significant investments in its development, design and manufacturing capabilities. Such efforts may be unsuccessful, which could further challenge Birks’ ability to grow or even maintain its market share or profitability.

Birks’ business could be adversely affected if its relationships with any of its primary vendors are terminated.
      Birks competes with other jewelry retailers for access to vendors that will provide it with the quality and quantity of merchandise necessary to operate its business, and Birks’ merchandising strategy depends upon its ability to maintain good relations with its significant vendors. Certain brand name watch manufacturers, including Rolex, have distribution agreements with Birks’ subsidiary Mayor’s that, among other things, provide for specific sales locations, yearly renewal terms and early termination provisions at the manufacturer’s discretion. In the fiscal year ended March 26, 2005, merchandise supplied by Rolex and sold through Birks’ stores operating under the Mayors brand accounted for approximately 23% of Birks’ total net sales. Birks’ relationships with its primary suppliers, like Rolex, are generally not pursuant to long-term agreements. The abrupt loss of any significant vendor, especially Rolex, or a decline in the quality or quantity of merchandise supplied by a significant vendor could cause a material adverse effect on Birks’ business, financial condition and operating results. It is possible that a vendor could terminate its distribution agreement with Birks as a result of the merger. Rolex, for example, only does business with Birks through Mayor’s, and may elect to terminate its relationship as a result of the merger.

Birks has experienced material weaknesses in its internal control over financial reporting. If Birks fails to maintain an effective system of internal controls, it may not be able to accurately report its financial results and its management may not be able to provide management’s report on the effectiveness of Birks’ internal control over financial reporting as required by the Sarbanes-Oxley Act for the year ending March 25, 2007.
      As a private company, Birks has not been subject to reporting and other requirements of the Exchange Act, but will become subject to such reporting obligations in connection with the merger. These reporting and other obligations, together with the impact of the integration of Birks and Mayor’s, have placed, and will continue to place, significant demands on Birks’ management, administrative and operational resources, including accounting resources.
      In June 2004, the Public Company Accounting Oversight Board, or PCAOB, adopted rules for purposes of implementing Section 404 of the Sarbanes-Oxley Act of 2002, which include revised definitions of material weaknesses and significant deficiencies in internal control over financial reporting. The PCAOB defines a material weakness as “a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.” Although Birks is not currently subject to Section 404, it has examined the definitions contained in the PCAOB pronouncement. The new rules describe certain circumstances as being both significant deficiencies and strong indicators that a material weakness in internal control over financial reporting exists.
      During the past year, in preparing Birks’ financial statements included in this proxy statement/ prospectus, Birks’ management and its independent registered public accounting firm identified two “material weaknesses” in its internal controls over financial reporting. As of March 26, 2005:

•	Birks internal control policies and procedures over automated reporting systems and compensating manual processes are ineffective. The reconciliation of the accounts payable and inventory accounting sub-systems to the general ledger fails to appropriately capture all of the reconciling items. Furthermore, Birks does not perform a regular reconciliation of the intra-division accounts related to its jewelry factory, which results in a failure to properly capture, control, process and record adjustments.

•	Birks internal control policies and procedures over accounting for certain transactions and events in accordance with U.S. GAAP are ineffective, due to a lack of accounting personnel with adequate U.S. accounting knowledge and experience.
      In connection with the same financial reporting process, a significant deficiency in Birks’ internal control over financial reporting was identified. Birks’ internal control policies and procedures over the estimation of the warranty reserves do not provide an effective process to evaluate warranty reserves and the current systems are not configured to provide the necessary data to prepare a timely estimate of warranty costs relating to recorded sales.
      Birks’ public subsidiary Mayor’s has also identified material weaknesses with respect to its internal control over financial reporting. During the financial reporting process associated with Mayor’s financial results for the fourth quarter ended March 26, 2005 and the fiscal year ended March 26, 2005, Mayor’s identified three material weaknesses in its internal control over financial reporting. As of March 26, 2005:

•	Mayor’s internal control policies and procedures over adjustments to inventory to the lower of cost or market do not ensure that adjustments were made in accordance with U.S. GAAP and, specifically, do not prevent the adjustment of certain aged inventory to below current book value without adequate documentation and support.

•	Mayor’s internal control policies and procedures over the proper accounting for accrued legal expenses do not prevent the accrual of legal expenses (litigation costs, judgments and settlements) without adequate documentation and support.

•	Mayor’s internal control policies and procedures over the proper accounting for related party transactions fail to capture, control, process and record expenses related to such transactions prior to the closing of the consolidated financial statements and issuance of a press release, and do not provide for the proper accounting of related party transactions in accordance with U.S. GAAP.
      In connection with the same financial reporting process, Mayor’s also identified a significant deficiency in its internal control over financial reporting. Mayor’s internal control policies and procedures over the estimation of the allowance for doubtful accounts, which do not include an effective process to document support for increases in the reserve for accounts aged less than 60 days delinquent.

      Mayor’s also identified a material weakness in its internal control over financial reporting in the third fiscal quarter of fiscal 2004 related to its internal control policies and procedures for the review of affiliate agreements and contracts, which do not ensure that such agreements and contracts, where applicable, are properly disclosed and reflected in Mayor’s consolidated financial statements.
      Birks has taken and continues to take steps to correct its internal control deficiencies. Additionally, Mayor’s has a proposed remediation plan to correct its internal control deficiencies. It is currently anticipated that the remediation plan will be completed by the end of fiscal 2005. The effectiveness of the steps it has taken to date and the steps it is still in the process of taking to improve the reliability of its financial reporting are subject to continued management review supported by confirmation and testing by its internal auditors, as well as audit committee oversight. However, such remedial measures may not succeed in implementing and maintaining adequate controls over Birks’ financial processes and reporting. In the future, Birks may identify additional material weaknesses or significant deficiencies in its internal control over financial reporting. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause Birks to fail to meet its reporting obligations.
      In addition, beginning with the year ending March 25, 2007, pursuant to Section 404 of the Sarbanes-Oxley Act, Birks’ management will be required to deliver a report that assesses the effectiveness of its internal control over financial reporting, and will be required to deliver an attestation report of its independent registered public accounting firm on management’s assessment of, and the effectiveness of Birks’ internal control over financial reporting. Birks expects that it will incur substantial effort and costs to complete documentation of its internal control system and financial processes, information systems, assessment of their design, remediation of control deficiencies identified in these efforts and management testing of the design and operation of internal control. Further, Birks may not be able to complete the required management assessment by its reporting deadline.
      Birks may be adversely affected if it cannot achieve and maintain effective internal controls under the appropriate deadlines. Birks’ management may not be able to complete its assessment by its reporting deadline. If management completes its assessment but identifies a material weakness with respect to Birks’ internal control over financial reporting, Birks’ would not be able to conclude that its internal control over financial reporting were effective, which would result in the inability of its external auditors to deliver a report that Birks’ internal control over financial reporting are effective. Ineffective internal controls could also cause investors to lose confidence in Birks’ reported financial information, which could cause the value of Birks Class A voting shares to suffer and adversely affect Birks’ access to capital. In addition, if Birks is unable to deliver an attestation report of its independent registered public accounting firm on management’s assessment of, and the effectiveness of Birks’ internal control over financial reporting, the American Stock Exchange may delist Birks Class A voting shares.

Birks is exposed to currency exchange risk that could have a material adverse effect on its results of operations and financial condition.
      While Birks reports its financial results in U.S. dollars, a substantial portion of Birks’ sales are earned in Canadian dollars. For Birks’ operations located in Canada, non-Canadian currency transactions and assets and liabilities subject Birks to foreign currency risk. Conversely, for the operations located in the United States, non-U.S. currency transactions and assets and liabilities subject Birks to foreign currency risk. For purposes of Birks’ financial reporting, Birks’ financial statements are reported in U.S. dollars by translating, where necessary, net sales and expenses from Canadian dollars at the average exchange rates prevailing during the period, while assets and liabilities are translated at year-end exchange rates, with the effect of such translation recorded in accumulated other comprehensive income. As a result, for purposes of Birks’ financial reporting, foreign exchange gains or losses recorded in earnings relate to non-Canadian dollar transactions of the operations located in Canada and non-U.S. dollar transactions of the operations located in the United States. Birks expects to continue to report its financial results in U.S. dollars in accordance with U.S. GAAP. Consequently, Birks’ reported earnings could fluctuate materially as a result of foreign exchange translation gains or losses. To mitigate the impact of foreign exchange volatility on its earnings, from time to time Birks may enter into agreements to fix the exchange rate of U.S. dollars to Canadian dollars. For example, Birks may enter into agreements to fix the exchange rate to protect the principal and interest payments on its Canadian dollar denominated debt and other liabilities. If it does so, Birks will not benefit from any increase in the value of the Canadian dollar compared to the U.S. dollar when these payments become due. There were no significant contracts outstanding at the end of fiscal 2004 and fiscal 2003.

Birks’ commodity price hedging activities could result in losses.
      The nature of Birks’ operations results in exposure to fluctuations in commodity prices, specifically gold. Birks monitors and, when appropriate, utilizes derivative financial instruments and physical delivery contracts to hedge its exposure to risks related to the change in gold price. For accounting purposes, the hedging agreements do not qualify to be treated as pure hedges and, accordingly, are marked to market at the end of every quarter. At March 26, 2005 and March 27, 2004, Birks’ hedging had resulted in an unrealized gain from outstanding contracts of approximately Cdn$27,500 and Cdn$57,000, respectively, due to strong gold prices. However, such gains may not be realized in future periods and Birks’ hedging activities may result in losses, which could be material. If gold prices decrease below those levels specified in Birks’ various hedging agreements, Birks would lose the benefit it would otherwise receive from a decline in the price of gold.

Birks is subject to risks and costs associated with non-compliance with environmental regulations.
      Birks, and in particular its manufacturing operations, is subject to federal, state, provincial, territorial and local laws and regulations governing, among other things, emissions to air, discharge to waters and the generation, handling, storage, transportation treatment and disposal of waste and other materials. Birks believes that its operations and facilities have been and are being operated in compliance, in all material respects, with applicable environmental and health and safety laws and regulations, many of which provide for substantial fines and criminal sanctions for violations. The operation of jewelry manufacturing facilities entails risks in these areas, however, and Birks may incur material costs or liabilities related to environmental liabilities. In addition, potentially significant expenditures could be required in order to comply with evolving environmental and health and safety laws, regulations or requirements that may be adopted or imposed in the future.

Birks’ manufacturing operations are dependent upon third-party suppliers, making Birks vulnerable to supply shortages.
      Birks obtains materials and manufactured items from third-party suppliers. A significant number of Birks’ suppliers are the sole source for a particular supply item. Any delay in Birks’ suppliers’ abilities to provide Birks with necessary materials and components may affect Birks’ manufacturing capabilities or may require Birks to seek alternative supply sources. Delays in obtaining supplies may result from a number of factors affecting Birks’ suppliers, such as capacity constraints, labor disputes, the impaired financial condition of a particular supplier, suppliers’ allocations to other purchasers, weather emergencies or acts of war or terrorism. Any delay in receiving supplies could impair Birks’ ability to supply products to its stores and, accordingly, could have a material adverse effect on its business, results of operations and financial condition. Additionally, Birks is dependent on maintaining good relations with these third-party suppliers. The abrupt loss of any of its third-party suppliers, or a decline in the quality or quantity of materials supplied by any of its third-party suppliers could cause significant disruption in Birks’ business.

Fluctuations in the availability and prices of Birks’ merchandise may adversely affect its results of operations.
      Birks offers a large selection of distinctive high quality merchandise, including diamond, gemstone and precious metal jewelry, rings, wedding bands, earrings, bracelets, necklaces, charms, and its own private label jewelry. Accordingly, significant changes in availability or prices of diamonds, gemstones, and precious metals required by Birks for its products could adversely affect Birks’ earnings. Further, both the supply and price of diamonds are significantly influenced by a single entity, Diamond Trading Corporation. Birks does not maintain long-term inventories or otherwise currently hedge against fluctuations in the cost of the majority of these materials. A significant increase in the price of these materials could adversely affect Birks’ net sales and gross margins.

A significant disruption at Birks’ jewelry manufacturing facilities could have a material adverse effect on its results.
      Birks’ manufacturing facilities could be damaged or disrupted by, among other things, a natural disaster, war, terrorism, fire, or mechanical failure. Although Birks has obtained property damage and business interruption insurance, a major event could result in a prolonged interruption. Any significant disruption could cause significant delays. Similarly, unexpected downtime at Birks’ manufacturing facilities as a result of unanticipated failures or scheduled maintenance may lead to production curtailments and leave Birks in short supply of certain products. In addition, Birks’ manufacturing processes are dependent on critical skilled workers. The loss of such workers by Birks without adequate replacements could result in material curtailment of production. Such shutdowns or curtailments may materially reduce production and impair Birks’ ability to supply its stores, which could adversely affect Birks’ productivity and results of operations.

Birks’ business is subject to many operational risks for which Birks may not be adequately insured.
      Birks’ business is subject to the risks of operating retail stores and jewelry manufacturing facilities, such as floods, power failures, robbery, fires, severe weather, environmental issues, unforeseen equipment breakdowns or any other event, that could result in a temporary or prolonged shutdown of any of Birks’ operations. For example, Birks stores were robbed on four occasions during the fiscal year ended March 26, 2005, and the losses related to such robberies were not fully reimbursed by insurance coverage. A shutdown at any Birks stores or manufacturing facilities could materially adversely affect Birks’ business, financial condition, results of operations and cash flows. Although Birks maintains insurance, including business interruption insurance, it may incur losses beyond the limits of, or outside the coverage of, such insurance. In addition, Birks may be unable to maintain existing coverage at commercially acceptable terms, which could expose Birks to additional risks of loss or cause it to curtail its operations.

Hurricanes could cause a disruption in Birks’ U.S. operations, which could have an adverse impact on Birks’ results of operations.
      Birks’ U.S. operations are located in Georgia and South and Central Florida, regions which are susceptible to hurricanes. In the fiscal quarter ended September 25, 2004, hurricanes Charley, Frances and Jeanne forced the closure of 24 Birks stores operating under the Mayors brand at various dates, resulting in a reduction in net sales during such period. Birks maintains hurricane insurance, but some risks may not be adequately insured. Additionally, hurricanes may result in reduced tourism and customer traffic in the areas in which Birks operates stores under the Mayors brand. Future hurricanes could significantly disrupt Birks’ U.S. operations and could have a material adverse effect on its overall results of operations.

Birks may not be able to adequately protect its intellectual property and may be required to engage in costly litigation as a protective measure.
      To establish and protect its intellectual property rights, Birks relies upon a combination of trademark and trade secret laws, together with licenses, exclusivity agreements and other contractual covenants. In particular, the “Henry Birks & Sons” and “Mayors” trademarks are of significant value to Birks’ retail operations. The measures Birks takes to protect its intellectual property rights may prove inadequate to prevent misappropriation of its intellectual property. Monitoring the unauthorized use of Birks’ intellectual property is difficult. Litigation may be necessary to enforce Birks’ intellectual property rights or to determine the validity and scope of the proprietary rights of others. Litigation of this type could result in substantial costs and diversion of resources, may result in counterclaims or other claims against Birks and could significantly harm its results of operations.

Birks may not successfully manage its inventory, which could have an adverse effect on its net sales, profitability and liquidity.
      As a retail business, Birks’ results of operations are dependent on its ability to manage its inventory. To properly manage its inventory, Birks must be able to accurately estimate customer demand and supply requirements and purchase new inventory accordingly. If Birks fails to appropriately manufacture or purchase inventory, it may be required to write-down its inventory, which would have an adverse impact on earnings. Additionally, a substantial portion of the merchandise Birks sells is carried on a consignment basis prior to sale or is otherwise financed by vendors, which reduces Birks’ required capital investment in inventory. The willingness of vendors to enter into such arrangements may vary substantially from time to time based on a number of factors, including the merchandise involved, the financial resources of vendors, interest rates, availability of financing, fluctuations in gem and gold prices, inflation, Birks’ financial condition and a number of economic or competitive conditions in the jewelry business or the economy. Any significant change in these consignment relationships could have a material adverse effect on Birks’ net sales and cash flows.

The retail jewelry industry is highly competitive and Birks may not be able to grow or maintain its market share.
      The retail jewelry business is mature and highly competitive in the United States and Canada. Birks competes with foreign and domestic guild and leading luxury jewelers, specialty stores, national and regional jewelry chains, department stores, warehouse clubs and, to a lesser extent, catalog showrooms, discounters, direct mail suppliers, television home shopping networks and jewelry retailers who make sales through Internet sites. Birks believes that competition in its markets is based primarily on trust, quality craftsmanship, product design and exclusivity, product selection, service excellence, and, to a certain extent, price. Many competitors are substantially larger than Birks and have greater financial resources than Birks. Birks may not be able to compete successfully with such competitors. Competition could cause Birks to lose customers, increase expenditures or reduce pricing, any of which could have a material adverse effect on Birks’ earnings and stock price.

If the Canadian retail jewelry market does not grow at or above currently anticipated levels, Birks’ results of operations may be adversely affected and the price of Birks Class A voting shares may decline.
      Comparable store sales in stores operating under the Mayor’s brand in the U.S. rose by 11.9% in fiscal 2004 and rose by 15.6% in fiscal 2003. Comparable store sales operating under the Birks brand in Canada were flat in fiscal 2004 and rose by 2.4% in fiscal 2003. If Birks cannot consistently achieve comparable store sales growth, its results of operations may be adversely affected and the price of Birks Class A voting shares may decline.

Birks’ quarterly operations results will fluctuate due to seasonality and other factors, and variation in quarterly results could cause the price of Birks Class A voting shares to decline.
      As a retailer, Birks’ business is highly seasonal, with a significant portion of Birks’ sales generated during the third fiscal quarter, which includes the holiday shopping season. The seasonal fluctuations may also vary between Birks branded stores located in Canada and Mayors branded stores located in the southeastern United States. Birks’ sales in the third quarter of the fiscal years ended March 26, 2005 and March 27, 2004 including sales from stores operating under both the Birks brand and the Mayors brand, accounted for 40% and 39% of annual net sales for such fiscal years. Birks has historically experienced lower net sales and net losses in the other fiscal quarters, and Birks expects this trend to continue for the foreseeable future. A significant shortfall in results for the third quarter of any fiscal year could have a material adverse effect on Birks’ annual results of operations. Birks’ quarterly results of operations also may fluctuate significantly as a result of a variety of factors, including the timing of new store openings, net sales contributed by new stores, increases or decreases in comparable store sales, timing of holidays, changes in merchandise, general economic conditions, industry and weather conditions that affect consumer spending, and actions of competitors. Such seasonal fluctuations could cause the price of Birks Class A voting shares to decline.

As a luxury retail jeweler, Birks’ business is particularly susceptible to adverse economic conditions.
      Jewelry purchases are discretionary for consumers and may be particularly and disproportionately affected by adverse trends in the general economy. The success of Birks’ operations depends to a significant extent upon a number of factors relating to discretionary consumer spending within the economy as a whole and in regional and local markets where Birks operates, including economic conditions (and perceptions of such conditions) affecting disposable consumer income such as employment wages and salaries, the performance of the stock market, business conditions, interest rates, availability and cost of credit and taxation. In addition, Birks’ stores operating under the Mayors brand are dependent upon tourism, and many of Birks’ stores are dependent on the continued popularity of malls as a shopping destination and the ability of malls or tenants and other attractions to generate customer traffic for such stores.
      A substantial portion of Birks’ customers use credit, either from Birks’ proprietary credit cards or another consumer credit source, to purchase jewelry. When there is a downturn in the general economy or increases in interest rates, fewer people use credit. A downturn in the general economy could also adversely affect Birks’ ability to collect outstanding accounts receivable, and an increase in interest rates could result in reduced consumer spending, which could have a material adverse affect on Birks’ financial condition.

Birks has significant indebtedness, which could adversely affect its operations and financial condition.
      Birks currently has, and after the merger will continue to have, a significant amount of indebtedness and significant debt service obligations. Birks’ debt levels fluctuate from time to time based on seasonal working capital needs. The following table sets forth Birks’ estimated total indebtedness, total shareholders’ equity, total capitalization and ratio of total indebtedness to total capitalization as of March 26, 2005, on a pro forma basis after giving effect to the merger:

Total indebtedness	$107,147,000
Total shareholders’ equity	$65,730,000

Total capitalization	$172,877,000

Ratio of total indebtedness to total capitalization	61.9%
      This high degree of leverage could adversely affect Birks’ results of operations and financial condition. For example, it could:

•	make it more difficult for Birks to satisfy its obligations with respect to its indebtedness;

•	increase its vulnerability to adverse economic and industry conditions;

•	require Birks to dedicate a substantial portion of cash from operations to the payment of debt service, thereby reducing the availability of cash to fund working capital, capital expenditures and other general corporate purposes;

•	limit Birks’ ability to obtain financing for working capital, capital expenditures, general corporate purposes or acquisitions;

•	place Birks at a disadvantage compared to Birks’ competitors that have a lower degree of leverage; and

•	limit Birks’ flexibility in planning for, or reacting to, changes in its business and in the retail jewelry industry.
      The majority of Birks’ indebtedness bears interest at fluctuating rates, and changes in interest rates could adversely affect Birks’ results of operations or financial condition.

Birks will require a significant amount of cash to service its indebtedness. Birks’ ability to generate cash depends on many factors beyond its control.
      Birks’ ability to make payments on and to refinance its indebtedness and to fund planned capital expenditures will depend on its ability to generate cash in the future. This ability is subject to general economic, financial, competitive, legislative, regulatory and other factors that may be beyond Birks’ control. Birks’ business may not generate sufficient cash flow from operations, and borrowings may not be available to Birks in an amount sufficient to enable Birks to pay its debt or to fund Birks’ other liquidity needs. Birks may need to refinance all or a portion of its debt on or before maturity. In addition, Birks has approximately $74.3 million of demand loans as of March 26, 2005 that can be called by the lenders at any time. Birks may be unable to refinance any of its debt, including its demand loan, on commercially reasonable terms or at all.

Birks’ credit business may be adversely affected by changes in laws and regulations governing its business.
      The operation of Birks’ credit business subjects it to substantial regulation relating to disclosure and other requirements upon origination, servicing, debt collection and particularly upon the amount of finance charges it can impose. Any adverse change in the regulation of consumer credit could adversely affect Birks’ earnings. For example, new laws or regulations could limit the amount of interest or fees Birks could charge on consumer loan accounts, or restrict Birks’ ability to collect on account balances, which could have a material adverse effect on Birks’ earnings. Compliance with existing and future laws or regulations could require material expenditures or otherwise adversely affect Birks’ business or financial results. Failure to comply with these laws or regulations, even if inadvertent, could result in negative publicity, and fines, either of which could have a material adverse effect on Birks’ results of operations.

Birks may not be able to retain key personnel or replace them if they leave.
      Birks’ success is largely dependent on the personal efforts of Thomas A. Andruskevich, Birks’ President and Chief Executive Officer, and other key members of the senior management team. Although Birks has entered into employment agreements with Mr. Andruskevich and other key members of the senior management team, the loss of any of their services could cause Birks’ business to suffer. Mr. Andruskevich currently has a work permit allowing him to work in Canada. If Mr. Andruskevich is unable to retain or renew his permit in the future, his future ability to effectively manage Birks’ Canadian operations may be compromised. Birks’ success is also dependent upon its ability to continue to hire and retain qualified operations, development and other personnel. Competition for qualified personnel in the retail industry is intense, and Birks may not be able to hire or retain the personnel necessary for its planned operations.

Birks’ business could be adversely affected if it is unable to successfully negotiate favorable lease terms.
      As of March 26, 2005, Birks had 66 leased stores, which includes the capital lease of the Birks Canadian headquarters and Montreal flagship store. The leases are generally for a term of five to ten years, with rent being a fixed minimum base plus, for a majority of the stores, a percentage of the store’s sale volume (subject to some adjustments) over a specified threshold. Birks has generally been successful in negotiating leases for new stores and lease renewals as its current leases near expiration. However, Birks’ business, financial condition, and operating results could be adversely affected if Birks is unable to continue to negotiate profitable lease and renewal terms.

Birks’ predecessor filed for bankruptcy protection in 1993, which could have an adverse effect on Birks’ relationships with certain creditors and vendors.
      In 1993, Birks’ predecessor filed for bankruptcy protection in Canada and thereafter went bankrupt. Although Birks today is a new and distinct legal entity with no relationship to its predecessor, the fact that Birks’ predecessor went bankrupt could affect Birks’ relationships with certain vendors and its ability to negotiate favorable trade terms with manufacturers and other vendors. Certain vendors, including Rolex, will not permit Birks to carry their products in stores operating under the Birks brand due to the bankruptcy of Birks’ predecessor.

Mayor’s is the subject of an informal SEC inquiry, which could have a material adverse effect on Birks.
      On December 1, 2004, Birks was notified that the SEC is conducting an informal inquiry regarding Mayor’s. The SEC has requested documents primarily relating to the warrants that Mayor’s issued to Birks in connection with Birks’ equity investment in Mayor’s in August 2002. In January, 2005, as a result of a review of the accounting treatment of warrants, Mayor’s restated its financial statements for the fiscal quarters ended November 2, 2002, December 27, 2003, and June 26, 2004, the fiscal years ended March 29, 2003 and March 27, 2004, and the selected quarterly financial data for the fiscal quarter ended March 27, 2004. Subsequently, the SEC requested further documents related to Mayor’s restated financial statements and other matters. Birks is fully cooperating with the SEC inquiry. Responding to the informal inquiry may require significant attention and resources of management. If the SEC elects to pursue a formal investigation or an enforcement action, the additional response to or defense of such an action could be costly and require additional management resources. If Birks is unsuccessful in resolving this or other investigations or proceedings, it could face civil or criminal penalties that could have a material adverse effect on Birks, and the price of Birks Class A voting shares could suffer.

Terrorist acts or other catastrophic events could have a material adverse effect on Birks.
      Additional terrorist acts, acts of war or hostility, natural disasters or other catastrophic events could have an immediate disproportionate impact on discretionary spending on luxury goods upon which Birks’ operations are dependent. For example, in the aftermath of the terrorist attacks carried out on September 11, 2001, tourism was significantly reduced in all of Birks’ markets, which had an adverse impact on net sales. Similarly, the SARS epidemic in Toronto, Canada in the spring of 2003 had an adverse impact on net sales in Birks stores in that region. Similar future events could have a material adverse impact on Birks’ business and results of operations.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
      Some of the statements contained in this proxy statement/ prospectus, including those relating to Birks’ strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates” or similar expressions, are forward-looking statements. Forward-looking statements include, without limitation, the information concerning possible or assumed future results of operations of Birks and Mayor’s as set forth under “The Merger — Birks’ Reasons for the Merger,” “The Merger — Recommendations of the Special Committee,” “The Merger — Mayor’s Reasons for the Merger” and “The Merger — Opinion of the Financial Advisor to the Special Committee.” These statements are not historical facts but instead represent only Birks’ and/or Mayor’s expectations, estimates and projections regarding future events.
      Many factors could cause the actual results, performance or achievements of Birks, Mayor’s or the combined company to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others:

•	future results of operations, liquidity and financial position;

•	fluctuation in the market price of Mayor’s common stock or Birks Class A voting shares;

•	difficulties in integrating Birks and Mayor’s and in achieving anticipated cost savings;

•	difficulties in implementing Birks’ business strategy, including with respect to the merger;

•	future litigation or regulatory action;

•	fluctuation in interest rates, exchange rates and prices of commodities;

•	changes in the competitive landscape;

•	Birks’ ability to effectively source and manufacture merchandise for its stores;

•	interruption in the supply chain;

•	relationships with Birks’ vendors;

•	protection of intellectual property;

•	ability to properly manage inventory;

•	ability to renew leases;

•	ability to withstand seasonal fluctuations;

•	ability to effectively identify and remedy deficiencies in Birks’ internal control over financial reporting; and

•	the impact of adverse economic conditions and future catastrophic events.
      Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected.
      The forward-looking statements contained in this proxy statement/ prospectus are not guarantees of future performance and involve risks and uncertainties that are difficult to predict. The future results and stockholder values of Birks may differ materially from those expressed in the forward-looking statements contained in this proxy statement/ prospectus due to, among other factors, the matters set forth under “Risk Factors.” Neither Birks nor Mayor’s undertakes any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this proxy statement/ prospectus or to reflect the occurrence of unanticipated events, except as required by law.

THE SPECIAL AND ANNUAL MEETING
General; Date; Time and Place
      This proxy statement/ prospectus is being provided by, and the enclosed proxy is solicited by and on behalf of, Mayor’s board of directors for use at a special and annual meeting of Mayor’s stockholders.
      The special and annual meeting is scheduled to be held at 10:00 a.m., local time, on November 14, 2005 at the Renaissance Hotel, 1230 South Pine Island Road, Plantation, Florida 33324, unless it is postponed or adjourned.
Purposes of the Special and Annual Meeting
      The purposes of the special and annual meeting are:

•	To approve and adopt the merger agreement;

•	To elect one director of Mayor’s;

•	To ratify the appointment of KPMG LLP as Mayor’s independent registered public accounting firm for the fiscal year ending March 25, 2006; and

•	To transact such other business as may properly come before the special and annual meeting.
      Approval of the matters to be voted on at the special and annual meeting other than to approve and adopt the merger agreement are not a condition to the merger. If the merger is completed, the other matters voted on at the special and annual meeting will, as a result, be superseded.

Proposal 1:	Approval and Adoption of the Merger Agreement
      You are being asked to vote on the proposed merger of Mayor’s and Birks. In the proposed merger, Mayor’s will become a wholly-owned subsidiary of Birks. You will receive 0.08695 Class A voting shares of Birks for each share of Mayor’s common stock that you own. Fractional shares will not be issued, but a cash payment will be made for those fractional shares. After the merger, Mayor’s existing public stockholders, which excludes Birks, will own approximately 53.3% of Birks outstanding Class A voting shares, representing 16.6% of the equity in Birks and 2.3% of the voting power, in each case based on the number of Birks Class A voting shares and Birks Class B multiple voting shares expected to be outstanding immediately prior to the merger.
      A special committee comprised of independent members of your board of directors was formed to consider and evaluate the proposed merger. The special committee believes that the combined company would have improved operating efficiencies, more diversified revenue, more diversified products and distribution capabilities and a leading position in its core geographic markets, South and Central Florida, metropolitan Atlanta and Canada.
      Approval and adoption of the merger agreement requires the affirmative vote of (1) the holders of at least a majority of Mayor’s outstanding stock entitled to vote thereon and (2) the majority of Mayor’s disinterested stockholders, which excludes Birks and each person that is an affiliate or associate of Birks, that cast a vote, in person or by proxy, at the special and annual meeting. Directors of Mayor’s who are not affiliates or associates of Birks are considered disinterested stockholders for purposes of voting on the merger agreement. These directors (Emily Berlin, Elizabeth M. Eveillard, Massimo Ferragamo, Stephen M. Knopik, Judith MacDonald and Ann Spector Lieff) collectively, together with their associates and affiliates, beneficially own approximately 1.9 million shares, or 5.0% of Mayor’s common stock. These directors have indicated that they plan to vote their shares in favor of the merger agreement, and their votes will count in determining whether a majority of Mayor’s disinterested stockholders has approved the merger.
      Mayor’s board of directors, upon the unanimous recommendation of the special committee, has approved the merger agreement and the merger.

      The Mayor’s board of directors recommends that the stockholders of Mayor’s vote “FOR” the approval and adoption of the merger agreement.

Proposal 2:	Election Of Directors
      Mayor’s board of directors currently consists of eight members. Birks, as the holder of 15,050 shares of Mayor’s preferred stock, convertible into 51,499,525 shares of Mayor’s common stock, is entitled to elect seven of the nine members of the board of directors pursuant to Section 5(a) of the Certificate of Designation of Series A-1 Convertible Preferred Stock of Mayor’s. Birks has elected six members to the board of directors, as discussed in the section “Management of Mayor’s.”
      The directors elected by the common stockholders of Mayor’s are classified into separate classes with each class holding office for a three-year period. The two directors elected by the common stockholders of Mayor’s were Judith R. MacDonald, whose term expires in 2007, and Stephen M. Knopik, whose term expires in 2005. Mr. Knopik has informed the board of directors that he will not seek re-election to the board of directors.
      Accordingly, at the special and annual meeting, one director is to be elected to hold office for the term indicated below in the event that the Mayor’s stockholders do not approve and adopt the merger agreement. The nominee for election by the common stockholders as director is Emily Berlin. Emily Berlin is nominated for a term expiring in 2008. Information concerning the nominee is set forth in the section “Management of Mayor’s.” The persons named in the enclosed proxy card have advised that, unless otherwise directed on the proxy card, they intend to vote FOR the election of the nominee. Should the nominee become unable or unwilling to accept nomination or election for any reason, votes will be cast for a substitute nominee designated by the board of directors, which has no reason to believe the nominee named will be unable or unwilling to serve if elected.
      The board of directors recommends a vote “FOR” the nominee as director to serve for the term specified above and until his successor is duly elected and qualified.

Proposal 3:	Ratify the Appointment of Mayor’s Independent Registered Public Accounting Firm
      The firm of KPMG LLP served as Mayor’s independent registered public accounting firm for the fiscal year ended March 26, 2005. KPMG LLP has advised Mayor’s that the firm does not have any direct or indirect financial interest in Mayor’s or its subsidiaries, nor has such firm had any such interest in connection with Mayor’s or its subsidiaries during the past year, other than in its capacity as Mayor’s or its subsidiaries independent registered public accounting firm. The audit committee of the Mayor’s board of directors has appointed KPMG LLP as Mayor’s independent registered public accounting firm for the fiscal year ending March 25, 2006. Although the audit committee is not required to do so, it is submitting its selection of Mayor’s independent registered public accounting firm for ratification at the special and annual meeting in order to ascertain the views of Mayor’s stockholders. The audit committee will not be bound by the vote of the stockholders. However, if the selection is not ratified, the audit committee would reconsider its selection. Representatives of KPMG LLP may be present at the special and annual meeting. These representatives will have the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions from stockholders.
      The board of directors recommends that Mayor’s stockholders vote “FOR” ratification of the appointment of KPMG LLP as Mayor’s independent registered public accounting firm.
Record Date; Voting Power
      Only holders of shares of Mayor’s common stock and Mayor’s preferred stock as of the close of business on October 14, 2005, which is the record date for the special and annual meeting, will be entitled to receive notice of and to vote at the special and annual meeting and any adjournments or postponements of the special and annual meeting. Each share of Mayor’s common stock is entitled to one vote and each share of Mayor’s preferred stock is entitled to 3,421.90 votes at the special and annual meeting.

      As of the date of this proxy statement/ prospectus, 36,991,592 shares of Mayor’s common stock and 15,050 shares of Mayor’s preferred stock were outstanding. As of the date of this proxy statement/ prospectus, 15,602,997 shares of Mayor’s common stock, representing 42.2% of the outstanding shares of Mayor’s common stock, and 15,050 shares of Mayor’s preferred stock, representing 100% of the outstanding shares of Mayor’s preferred stock, were held directly by Birks. As of the date of this proxy statement/ prospectus, the shares of Mayor’s common stock and preferred stock held by Birks represented 75.8% of Mayor’s total outstanding voting power.
      As of the date of this proxy statement/ prospectus, approximately 1.9 million shares of Mayor’s common stock, representing 5.0% of the outstanding shares of Mayor’s common stock, were beneficially held, directly or indirectly, by directors and executive officers of Mayor’s who are not affiliates of Birks, and approximately 5.7 million shares of Mayor’s common stock, representing 13.4% of the outstanding shares of Mayor’s common stock, were beneficially held by directors and executive officers of Mayor’s who are affiliates of Birks (excluding Mayor’s common stock held directly by Birks). Approximately 0.3 million of those shares beneficially held by directors and executive officers of Mayor’s who are not affiliates of Birks and approximately 5.6 million of those shares beneficially held by directors and executive officers of Mayor’s who are affiliates of Birks are beneficially held in the form of options or warrants to purchase shares of Mayor’s common stock.
      Birks and all of the directors and executive officers of Mayor’s and Birks have indicated that they intend to vote their Mayor’s shares in favor of approval and adoption of the merger agreement.
Required Vote
      Approval of Merger Agreement. The affirmative vote of (1) the holders of a majority of the voting power represented by Mayor’s outstanding stock entitled to vote at the special and annual meeting as of the record date and (2) the majority of the voting power represented by the stock held by Mayor’s disinterested stockholders, which excludes Birks and each person that is an affiliate or associate of Birks, that cast a vote, in person or by proxy, at the special and annual meeting is required to adopt the merger agreement.
      Election of Director. The affirmative vote of a plurality of the votes cast by the shares of Mayor’s common stock, not including the shares of Mayor’s common stock that would be represented by the Mayor’s preferred stock if converted, represented in person or by proxy at the special and annual meeting is required to elect a director for the term specified herein.
      Ratify the Appointment of KPMG LLP. The affirmative vote of the holders of a majority of the shares of Mayor’s common stock, including the shares of Mayor’s common stock that would be represented by the Mayor’s preferred stock if converted, represented in person or by proxy at the special and annual meeting is required to ratify the audit committee’s appointment of KPMG LLP as Mayor’s independent registered public accounting firm for the fiscal year ending March 25, 2006.
      Because Birks controls a majority of Mayor’s voting stock, Birks will be able to ensure that a majority of the voting stock approves the merger. Nevertheless, approval and adoption of the merger requires the affirmative vote of disinterested stockholders who vote their shares at the special and annual meeting. Therefore, as a disinterested stockholder, your vote is important and a failure to vote will reduce the number of votes of disinterested stockholders required to approve or reject the merger.
      Directors of Mayor’s who are not affiliates or associates of Birks are considered disinterested stockholders for purposes of voting on the merger agreement. These directors (Emily Berlin, Elizabeth M. Eveillard, Massimo Ferragamo, Stephen M. Knopik, Judith MacDonald and Ann Spector Lieff) collectively, together with their associates and affiliates, beneficially own approximately 1.9 million shares, or 5.0% of Mayor’s common stock. These directors have indicated that they plan to vote their shares in favor of the merger agreement, and their votes will count in determining whether a majority of Mayor’s disinterested stockholders has approved the merger.

      Brokers holding shares of Mayor’s common stock as nominees will not have discretionary authority to vote those shares in the absence of instructions from the beneficial owners of those shares, so the failure to provide voting instructions to your broker will also have the same effect as a vote against the merger.
      The obligation of Mayor’s and Birks to consummate the merger is subject to, among other things, the condition that the Mayor’s stockholders adopt the merger agreement. If Mayor’s stockholders fail to approve the merger agreement at the special and annual meeting, each of Mayor’s and Birks will have the right to terminate the merger agreement. See “The Merger Agreement — Termination.”
Quorum
      The holders of not less than a majority of the shares of Mayor’s voting stock outstanding on the record date must be present, either in person or by proxy, at the special and annual meeting to constitute a quorum. Abstentions and broker non-votes are counted as present or represented at the special and annual meeting for the purpose of determining a quorum for the special and annual meeting.
How to Vote
      A stockholder may vote in person at the special and annual meeting or by proxy without attending the special and annual meeting. To vote by proxy, a stockholder will have to complete the enclosed proxy card, sign and date it and return it in the enclosed postage prepaid envelope.
      If you are a stockholder holding shares as of the record date, you may vote by proxy by using the accompanying proxy card. When you return a proxy card that is properly signed and completed, the shares of Mayor’s common stock represented by the proxy will be voted as you specify in the proxy card. If you hold shares in “street name”, your broker or other nominee will advise you whether you may submit your voting instruction by telephone or through the Internet.
      All properly executed proxies that are not revoked will be voted at the special and annual meeting as instructed on those proxies. Executed proxies containing no instructions will be voted in favor of Mayor’s nominee for director, in favor of ratification of the appointment of Mayor’s independent registered public accounting firm and in favor of adoption of the merger agreement.
Revocation of Proxy
      A stockholder who executes and returns a proxy may revoke it at any time before it is voted by sending a written notice to Mayor’s Corporate Secretary at 14051 NW 14 St., Sunrise, Florida 33323, stating that the earlier proxy is revoked, by returning a proxy bearing a later date (using a new proxy card, following the instructions provided on the proxy card) or by attending the special and annual meeting and voting in person, although attendance at the special and annual meeting will not, by itself, revoke a proxy. If your shares are held in “street name” and you would like to revoke an earlier vote, please check with your broker and follow the voting procedures your broker provides.
Expenses of Solicitation
      Mayor’s and Birks have agreed to each pay one-half of the costs of filing, printing and mailing this proxy statement/ prospectus. In addition to soliciting proxies by mail, directors, officers and employees of Mayor’s or Birks, without receiving additional compensation, may solicit proxies by telephone, by facsimile or in person. Arrangements may also be made with brokerage firms and other custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of shares of Mayor’s common stock held of record by these persons, and Mayor’s will reimburse these brokerage firms, custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred by them in connection therewith. In addition, Georgeson Shareholder Communications Inc. (referred to in this proxy statement/ prospectus as Georgeson) has been retained by Mayor’s to assist in the solicitation of proxies. Georgeson may contact holders of shares of Mayor’s common stock by mail, telephone, facsimile, telegraph and personal interviews and may request brokers, dealers and other nominee stockholders to forward materials to beneficial owners of shares of

Mayor’s common stock. Georgeson will receive reasonable and customary compensation for its services, estimated at $15,000, and will be reimbursed for certain customary out-of-pocket expenses.
Questions About Voting Your Shares
      If you have any questions about how to vote or direct a vote in respect of your Mayor’s common stock, you may call Georgeson, at 1-800-279-8717.
Miscellaneous
      For 10 days prior to the special and annual meeting, a list of all stockholders entitled to vote at the special and annual meeting will be available for examination at Mayor’s offices, which are located at 14051 N.W. 14th Street, Suite 200, Sunrise, Florida 33323. If you would like to view the stockholder list in advance of the meeting, please call Mayor’s Chief Administrative Officer or its Chief Financial Officer at (954) 846-8000 to schedule an appointment. The stockholder list will also be available for inspection at the special and annual meeting.
      Prior to the special and annual meeting, Mayor’s will select one or more inspectors of election for the special and annual meeting. Such inspector(s) shall determine the number of shares of common stock (including shares of preferred stock convertible into common stock) represented at the special and annual meeting, and the validity and effect of proxies, and shall receive, count, and tabulate ballots and votes, and determine the results thereof. Abstentions will be considered as shares present and entitled to vote at the special and annual meeting, but will not be counted as votes cast at the special and annual meeting or as votes for or against the merger.

THE MERGER
Background of the Merger
      In August 2002, Birks acquired approximately 72% of the voting control of Mayor’s. Since that time, the two companies have progressively integrated their operations. However, some aspects of the operations of the two companies have continued to operate separately. Beginning in late 2003 Birks’ management began to explore different methods to reorganize and fully integrate Birks and Mayor’s. In Birks’ view, such an integration would (1) provide liquidity to Birks’ shareholders, (2) eliminate confusion for Birks’ shareholders as to the value of their holdings given Birks’ stake in Mayor’s, (3) eliminate any misalignment of interests from having two shareholder bases and (4) eliminate any misalignment of management focus and interests. In addition, Birks believed that Mayor’s stockholders would benefit from such a proposed transaction because the transaction would (1) result in increased scale to allow the combined company to compete more effectively in the North American luxury retail jewelry market, (2) eliminate confusion for Mayor’s stockholders as to Birks’ intentions for its stake in Mayor’s, (3) provide for further geographic and customer diversification and (4) provide Mayor’s with greater access to Birks’ existing manufacturing and design capabilities. Birks also believed that such a transaction might enhance the combined company’s prospects with respect to future financing and capital raising activities, and allow for the creation of a potentially more attractive acquisition currency.
      After much internal discussion and consultation with its legal, tax and financial advisors, Birks notified the members of Mayor’s board of directors on July 29, 2004 that Birks was interested in pursuing a possible business combination of Birks and Mayor’s. No specific terms were proposed at that time. Due to potential conflicts of interest of members of Birks’ management serving on Mayor’s board of directors, on August 2, 2004, Mayor’s board of directors formed a special committee of independent directors comprised of Emily Berlin, Stephen M. Knopik, Ann Spector Lieff and Judith MacDonald to determine whether to proceed with the transaction. At that time, the Mayor’s board of directors delegated to the special committee the authority to investigate and negotiate a potential transaction with Birks, and to take all other actions it deemed necessary to pursue such mandate, including the hiring of independent legal and financial advisors. In light of Birks’ controlling position in Mayor’s and the fact that the resolutions appointing the special committee only granted the special committee authority to consider the proposed transaction with Birks, the special committee did not consider any strategic alternatives to the proposed transaction with Birks.
      The special committee held a meeting on August 5, 2004 to discuss potential legal and financial advisors to assist the special committee in fulfilling its duties and evaluating any proposal that might be submitted by Birks. After interviewing several investment banking and law firms, the special committee, at a meeting held August 16, 2004, elected to retain Houlihan Lokey as its independent financial advisor and King & Spalding LLP as its independent legal counsel. The special committee selected Houlihan Lokey and King & Spalding based on each firm’s reputation and experience in representing special committees in similar types of transactions.
      The special committee and its financial and legal advisors met on August 30, 2004. At this meeting, the special committee received a presentation from King & Spalding regarding the special committee’s fiduciary duties in evaluating a proposal from Birks. In addition, Houlihan Lokey discussed with the special committee Houlihan Lokey’s work to date and Houlihan Lokey’s proposed process to evaluate the proposal expected to be received from Birks. At the August 30 meeting, the special committee also discussed with Houlihan Lokey and King & Spalding the expected agenda for a scheduled meeting the next day at Birks’ headquarters in Montreal.
      On August 31, 2004, the special committee and its financial and legal advisors attended a meeting at Birks’ headquarters in Montreal, which was also attended by Mr. Thomas A. Andruskevich, who is the Chief Executive Officer of Birks and Mayor’s, several other members of Birks’ management team, the financial advisor to Birks (Bear Stearns & Co. Inc.), the legal advisor to Birks (Shearman & Sterling LLP) and the legal advisor to Mayor’s (Holland & Knight LLP). During the meeting, Birks made a presentation to the special committee with respect to a proposed merger of Birks and Mayor’s. At the meeting, Birks submitted a term sheet for the special committee’s review outlining the material terms of the proposal. The term sheet provided that Birks would first be recapitalized to have two classes of common stock, Class A voting shares and Class B multiple voting shares. Under the proposal, Class A voting shares and Class B multiple voting shares would have identical rights, except that Class B multiple voting shares would represent 10 votes for every one vote represented by a Class A voting share. This structure would allow Dr. Lorenzo Rossi di Montelera, who indirectly controls Birks, to maintain voting control over Birks while owning less than a majority of its equity. Following this recapitalization, Birks would acquire all of the publicly held shares of Mayor’s in exchange for Class A voting shares of Birks at an exchange ratio of one Birks Class A voting share for every 13.5 shares of Mayor’s common stock (which is the same as 0.07407 Birks Class A voting shares for every share of Mayor’s common stock). As a result of the proposed transaction, Mayor’s would become a wholly-owned subsidiary of Birks, which would then be a publicly held corporation traded on the American Stock Exchange. The terms also provided certain protective measures for the public stockholders of Mayor’s, including approval of the transaction by the special committee and a “majority of the minority” vote requirement that would mandate a vote of Mayor’s disinterested stockholders.
      Birks determined that structuring the merger so that Mayor’s would become a wholly-owned subsidiary of a Canadian parent company would avoid tax complexities and disadvantages that would result from alternative structures and therefore was the most appropriate structure, and would not be taxable to Birks’ shareholders or Mayor’s stockholders.
      While in Montreal, the special committee also (1) conducted a site visit of Birks’ flagship store and Montreal manufacturing facility, (2) received further financial, strategic, business, operational and historical information regarding Birks and (3) received an explanation from Birks’ management regarding the rationale and structure of the proposed transaction. Birks noted that it had considered a transaction structure in which Birks would become a wholly-owned subsidiary of Mayor’s, but that based on the guidance of its legal, financial and tax advisors, Birks concluded that the structure being proposed by Birks was the most effective structure. In addition, during the meeting in Montreal, Houlihan Lokey generally discussed with Birks and Bear Stearns the diligence process that Houlihan Lokey intended to undertake in connection with its examination of the proposed transaction from a financial point of view, and King & Spalding and Holland & Knight discussed with Shearman & Sterling their plans regarding the legal due diligence process to be undertaken in connection with the transaction. Birks and its financial and legal advisors indicated their intention to fully cooperate with the special committee and its financial and legal advisors in connection with the due diligence process.
      During September and October 2004, Birks provided the special committee’s financial and legal advisors with financial and other information, and Mayor’s and the special committee’s advisors conducted a number of due diligence and management meetings in Montreal and by telephone. The special committee’s financial and legal advisors also conducted financial and legal due diligence on Mayor’s, including visits by the special committee’s financial advisors to Mayor’s headquarters in Sunrise, Florida. During this period, Houlihan Lokey conducted a financial review of Mayor’s and Birks, including investigations of Birks’ liquidity and credit availability and the financial statements, projections and other relevant data regarding both Mayor’s and Birks.
      On September 17, 2004, on behalf of Birks, Shearman & Sterling presented the special committee with a draft merger agreement.
      On September 21, 2004, the special committee met with its financial and legal advisors to review and discuss the status of the proposed merger, including the financial and legal due diligence conducted to date, the terms of the proposed draft merger agreement, the structure of the proposed merger, alternative business combination structures and the terms of the proposed corporate governance arrangements. At these meetings, the special committee also discussed with its advisors the strategic implications and potential benefits and risks of the proposed merger to the stockholders of Mayor’s other than Birks and its affiliates. The special committee specifically discussed with its advisors the tax implications of the proposed transaction and the issues related to Birks being a Canadian corporation, including the key differences between Delaware corporate law and Canadian corporate law. The special committee instructed King & Spalding to negotiate appropriate protections for the minority stockholders in the charter documents and bylaws of Birks.
      During the September 21, 2004 meeting, Houlihan Lokey informed the special committee that it had been contacted by another investment banker. That investment banker had indicated to Houlihan Lokey that one of its clients, a competitor of Mayor’s, had inquired as to whether Mayor’s would be interested in being acquired. Following receipt of this information, the special committee and its legal counsel advised the boards of directors of Birks and Mayor’s of the inquiry and requested that Birks advise the special committee as to whether Birks would be willing to sell its majority interest in Mayor’s. By letter dated September 23, 2004, Mr. Andruskevich informed the special committee that the controlling shareholders of Birks were not interested in selling their shares in Mayor’s or Birks.
      On September 24, 2004, Holland & Knight, legal advisors to Mayor’s, presented the special committee with a preliminary legal due diligence report with respect to Birks, which was reviewed by the special committee and its financial and legal advisors. The due diligence report was subsequently updated, as needed, as the due diligence process continued.
      On October 1, 2004, King & Spalding delivered the special committee’s initial comments to the merger agreement to Birks’ counsel, Shearman & Sterling.
      On October 6, 2004, Birks provided the special committee with a draft of Birks’ amended Articles of Amalgamation, referred to in this proxy statement/ prospectus as Birks’ amended charter, and a draft of Birks’ amended By-laws, referred to in this proxy statement/ prospectus as Birks’ amended by-laws.
      The special committee met again on October 7, 2004. At this meeting, Houlihan Lokey provided the special committee with an update regarding its financial analysis in connection with the proposal, and the special committee raised several questions with Houlihan Lokey, including questions about the impact of upcoming holiday season sales on Houlihan Lokey’s financial analysis. In addition, the special committee received a report from King & Spalding regarding the status of the discussions relating to the merger agreement and Birks’ amended charter and amended bylaws, and the special committee received a report from Holland & Knight regarding the legal due diligence. Ms. Lieff also reported to the special committee at the October 7, 2004 meeting on her discussions with Mr. Andruskevich regarding the special committee’s request that Birks reimburse Mayor’s for the expenses incurred by Mayor’s if the transaction is not completed. Ms. Lieff indicated that Birks was unwilling to enter into such an agreement unless and until a definitive merger agreement was signed, but that Birks appeared willing to reimburse Mayor’s for its expenses in certain circumstances if a definitive merger agreement were signed.
      During the October 7, 2004 meeting, the special committee was informed by Houlihan Lokey that it had been contacted again by an investment banker which reiterated that its client might have a potential interest in acquiring Mayor’s. Based on the response that the special committee had received from Birks and the fact that pursuing such a possible transaction would be futile in light of such response, the special committee instructed Houlihan Lokey to advise the investment banker of Birks’ response and to direct the investment banker to contact Birks directly regarding any further inquiries.
      During October 2004, representatives of King & Spalding and Shearman & Sterling had several negotiating sessions regarding the terms of the merger agreement and exchanged revised drafts. In connection with the negotiations, Birks agreed, among other things, to provide more expanded representations and warranties in the merger agreement and agreed to more covenants regarding its operations between signing and closing. On November 1, 2004, King & Spalding delivered the special committee’s initial comments to the governance documents to Shearman & Sterling. In these comments, the special committee requested a number of protections for the minority shareholders of the combined company, including requiring that the Class A voting shares receive the same consideration (on a per share basis) as the Class B multiple voting shares in a business combination and requiring disinterested director and shareholder approval in the event of certain related party transactions. Following November 1, 2004, representatives of King & Spalding and Shearman & Sterling had discussions regarding the terms of the proposed governance documents and attempted to negotiate the open points, subject to approval of their respective principals.

      On October 22 and November 2, 2004, the special committee met again to discuss the potential merger. Houlihan Lokey and King & Spalding updated the special committee on the status of the due diligence review and the current terms of the draft merger agreement. In addition, the draft governance documents were reviewed and discussed with the special committee. During these meetings, King & Spalding explained that a technical issue had arisen with regard to whether the proposed transaction with Birks would be treated as a “tax-free” reorganization for purposes of U.S. tax law. The issue related to the fact that Birks was a non-U.S. company and that it had acquired its interest in Mayor’s within the preceding three years. King & Spalding advised the special committee that the proposed transaction still should be treated as a tax-free reorganization, but that none of the parties’ advisors would be able to provide an opinion that the transaction “will” be treated as a tax-free reorganization if it is consummated prior to the third anniversary of Birks’ investment in Mayor’s.
      During the October 22 and November 2, 2004 meetings, Houlihan Lokey also advised the special committee as to Houlihan Lokey’s perspectives regarding the rationale for the proposed transaction and the results of its financial due diligence review of Birks. Houlihan Lokey presented the special committee with its preliminary views regarding the proposed transaction. The special committee also discussed the benefits to Mayor’s stockholders that would be derived from the integration of the two companies, including cost reductions, and the benefits to Mayor’s of having access to the manufacturing and production capabilities of Birks. Following consideration of these presentations, discussions and questions, the special committee directed Houlihan Lokey to begin negotiations with respect to the exchange ratio with Birks’ financial advisors.
      On November 9, 2004, Mayor’s announced that it was delaying the filing of its quarterly report on Form 10-Q for the thirteen weeks ended September 25, 2004 and that it anticipated that it would have to restate certain prior financial statements as a result of an error in the accounting treatment of certain warrants that were issued by Mayor’s to Birks in 2002 and later assigned in part to certain individuals affiliated with Birks. On December 1, 2004, Mayor’s was notified that the SEC was conducting an informal inquiry regarding Mayor’s. The SEC requested documents relating primarily to the warrants that were the subject of the accounting restatement issues.
      The special committee held meetings on November 10 and December 14, 2004, to receive updates on the accounting restatement issues. At the December 14, 2004 meeting, the special committee determined that, in light of the work being conducted to file restated financial statements and the search for an interim chief financial officer, it was appropriate to delay further consideration of the proposed transaction with Birks until the accounting issues were resolved. On December 15, 2004, Mayor’s board of directors appointed a new Interim Chief Financial Officer, and reassigned the officer then performing such duties.
      On January 7, 2005, Mayor’s filed the required financial statements and restatements with the SEC. At a meeting held January 25, 2005, the special committee determined it was appropriate to resume consideration of the proposed transaction with Birks.
      At the January 25, 2005 meeting, at the request of the special committee, King & Spalding made a presentation to the special committee regarding different structuring alternatives to the proposed transaction, which alternatives would allow the Mayor’s stockholders to continue to own shares in a Delaware corporation rather than a Canadian corporation. Based on the presentation and other relevant information considered at the meeting, however, the special committee determined that the structure proposed by Birks involving a merger of Mayor’s with and into a subsidiary of Birks was the most appropriate structure for the Mayor’s stockholders, particularly after taking into account the complexities and disadvantages of the alternative structures, as well as the provisions being negotiated in Birks’ amended charter and amended bylaws to provide protections for the minority shareholders of Birks following the transaction, including the requirement that the holders of Class A voting shares receive the same consideration (on a per share basis) as the holders of Class B multiple voting shares in a business combination and the requirement that certain related party transactions must receive the approval of a committee of independent directors of Birks and, in certain cases, the disinterested shareholders of Birks.

      Following the January 25, 2005 meeting, Houlihan Lokey contacted Birks and Mayor’s to receive updated financial information, including information relating to the 2004 holiday season results. Houlihan Lokey performed an updated financial review of both companies and visited with Birks’ management and financial advisors in Montreal to discuss the updated information. Houlihan Lokey continued its financial review throughout February 2005.
      On January 30 and January 31, 2005, Shearman & Sterling provided the special committee with revised drafts of the merger agreement and Birks’ amended charter and amended bylaws, which incorporated the previous discussions between the respective legal advisors prior to the occurrence of the accounting restatement issues. In addition, Birks proposed that the merger would not be effective prior to August 21, 2005 (the third anniversary of Birks’ investment in Mayor’s) in order to address the technical tax issue discussed the previous fall.
      At a meeting held on February 9, 2005, King & Spalding advised the special committee of the remaining open issues on the merger agreement and Birks’ amended charter and amended bylaws. Following this meeting, representatives of King & Spalding and Shearman & Sterling had several discussions in an effort to resolve the outstanding issues and identify items that needed to be discussed by the respective principals.
      Over the next several weeks, members of the special committee, its legal counsel, Mr. Andruskevich and Birks’ legal counsel had discussions regarding the key unresolved issues with respect to the merger agreement. These issues included the payment of expenses under certain circumstances, the composition of the disinterested stockholder vote, whether Birks’ shareholders would indemnify Mayor’s in the event of a breach of a representation, warranty or covenant in the merger agreement by Birks and whether Mayor’s would have the right to terminate the merger agreement if the special committee changed its recommendation. The special committee and its advisors also focused on the anti-dilution provisions in certain Birks options granted to the CEO of Birks and similar provisions in Mayor’s existing common stock warrants issued to Birks in 2002 and later assigned to members of Birks’ management and its affiliates.
      On March 3, 2005, Houlihan Lokey presented the special committee with its updated financial analysis of both companies and the proposed merger. The special committee then directed Houlihan Lokey to contact Bear Stearns to recommence negotiations with respect to the exchange ratio. Following the March 3, 2005 meeting, Houlihan Lokey engaged in discussions with Birks’ financial advisor regarding the exchange ratio. At the direction of the special committee, Houlihan Lokey proposed an exchange ratio in the range of one Birks Class A voting share for every eleven shares of Mayor’s common stock, or 0.90909.
      Following the March 3, 2005 meeting, King & Spalding and Shearman & Sterling continued to discuss the unresolved issues in the merger agreement. At the direction of the special committee, King & Spalding presented Shearman & Sterling with a proposed resolution of certain of the key unresolved issues in the merger agreement. The special committee agreed to Birks’ proposed composition of the disinterested stockholder vote (which would include all directors of Mayor’s who are not affiliates or associates of Birks) and, in addition, agreed not to require indemnification from Birks’ shareholders in light of the remedies available to the Mayor’s public stockholders under the federal securities laws in the event of material misstatements or omissions in this proxy statement/ prospectus. In exchange for these concessions, the special committee required that Birks agree to pay Mayor’s expenses in connection with the transaction in the event of a termination of the merger agreement arising out of the failure of Birks to become listed on the American Stock Exchange (should such failure be unrelated to Mayor’s) or Birks’ inability to have this proxy statement/ prospectus declared effective by the SEC (should such inability be unrelated to Mayor’s). The special committee also insisted on Mayor’s having the right to terminate the merger agreement in the event the special committee changed its recommendation. Birks indicated that the foregoing resolution of these issues was acceptable, except that Birks wanted Mayor’s to be responsible for Birks’ transaction expenses if Mayor’s terminated the merger agreement as a result of a change in recommendation. Thus, at this point, the key unresolved issues were the exchange ratio, the anti-dilution provisions and the expense reimbursement issue.

      On March 15, 2005, Houlihan Lokey reported to the special committee on its discussions with Bear Stearns regarding the exchange ratio. Houlihan Lokey advised the special committee that, following several discussions between Houlihan Lokey and Bear Stearns, Birks had offered an exchange ratio in the range of 1:11.7 (or 0.08547) to 1:11.6 (or 0.08620). Houlihan Lokey noted that this offer represented a significant improvement from the original proposal of 1:13.5 (or 0.07407). Houlihan Lokey advised the special committee that it expected that it would be in a position to render a fairness opinion with respect to a 1:11.6 (or 0.08620) exchange ratio.
      King & Spalding also reviewed with the special committee the key terms of the anti-dilution provisions in certain warrants and options held by members of management of Birks and, in certain cases, Mayor’s, that provide that the number of shares subject to the warrants and options would automatically increase (and, in the case of the warrants, the per share exercise price would automatically decrease) in the event of additional issuances of capital stock so that the holder’s percentage of the issuing company’s fully-diluted equity is unchanged as a result of such additional issuances. King & Spalding and Houlihan Lokey advised the special committee that these were unusual provisions, particularly for a public company. King & Spalding also advised the special committee that Birks’ existing preferred stock in Mayor’s, representing approximately 58% of the fully diluted equity contained a similar provision and that, if the proposed merger was consummated, the preferred stock would be removed from the combined company’s capital structure. Similarly, King & Spalding noted that the anti-dilution provisions contained in the Mayor’s warrants were currently part of Mayor’s capital structure. Lastly, King & Spalding advised the special committee that Birks had indicated that the holders of the warrants and options were not amenable to yielding these provisions without receiving significant consideration. The special committee decided to schedule a meeting with Dr. Lorenzo Rossi di Montelera, Birks’ controlling shareholder, to discuss the anti-dilution provisions.
      On March 20, 2005, the special committee discussed the anti-dilution provisions with Dr. Rossi. The special committee and Dr. Rossi agreed that it would be in the best interests of the combined company to determine whether an appropriate agreement could be reached with the holders to eliminate these provisions. They agreed to have their respective advisors consider a resolution which would involve the issuance of additional equity to the holders as consideration for the elimination of these provisions.
      Over the next week, the parties’ respective advisors and principals and some of the holders of the warrants and options met several times to discuss the appropriate form and amount of any additional equity to be granted in exchange for the elimination of the anti-dilution provisions. After several discussions, Houlihan Lokey reported to the special committee that, primarily due to the wide disparity in the parties’ assumptions regarding future equity issuances, it was unlikely that a mutually acceptable agreement could be reached with the holders of the options and warrants with respect to an elimination of the anti-dilution provisions.
      Based on the apparent unlikelihood of reaching an agreement with respect to elimination of the anti-dilution provisions, the special committee proposed that (1) the anti-dilution provisions would be amended to provide that the issuance of additional employee stock options or restricted stock would not trigger an anti-dilution adjustment, (2) the warrants would be amended to eliminate the downward adjustment of the exercise price upon an additional issuance, (3) the warrants would be amended to eliminate the “cashless exercise” feature, (4) Birks would agree that Mayor’s would not be responsible for Birks’ transaction expenses if Mayor’s terminated the merger agreement as a result of a change in recommendation, and (5) Birks would agree to a further favorable adjustment to the exchange ratio.
      On April 1, 2005, Birks, through its financial and legal advisors, advised the special committee and its advisors that the individual holders of the warrants and options were not willing to agree to the special committee’s latest proposal with respect to the changes to the warrants and options. Birks proposed that (1) the anti-dilution provisions would be amended to provide that the issuance of additional employee stock options or restricted stock would not trigger an anti-dilution adjustment, (2) the warrants would be amended to eliminate the “cashless exercise” feature, and (3) Birks would agree to an exchange ratio of 1:11.5 (or 0.08695).
      Over the next few days, the special committee discussed the latest proposal with its legal and financial advisors. Houlihan Lokey advised the special committee that Birks had indicated that it was not willing to concede any further adjustment to the exchange ratio. On April 4, 2005, the special committee’s advisors informed Birks’ advisors that the special committee would be willing to accept Birks’ latest proposal if Birks also agreed that Mayor’s would not be responsible for Birks’ transaction expenses if Mayor’s terminated the merger agreement as a result of a change in recommendation. The special committee’s advisors noted that any acceptance by the special committee was subject to finalization of Houlihan Lokey’s review and to finalization of the terms and conditions of the merger agreement, including completion of the disclosure schedules to the merger agreement. Birks’ advisors informed the special committee’s advisors that Birks would agree that Mayor’s would not be responsible for Birks’ transaction expenses if Mayor’s terminated the merger agreement as a result of a change in recommendation.
      On April 10, 2005, the special committee met with its legal and financial advisors. A copy of the proposed final drafts of the merger agreement and governance documents and materials outlining Houlihan Lokey’s analysis of the merger had been delivered to the special committee prior to the meeting. The special committee discussed with its advisors the proposed final drafts of the merger agreement and governance documents. King & Spalding also reviewed the applicable fiduciary duty standards with the special committee. Houlihan Lokey then presented its analysis of the exchange ratio and confirmed that it was in a position to render its fairness opinion. The special committee noted that the audit report for Birks’ U.S. GAAP financial statements had not been issued and determined not to make any determination with respect to the transaction until the audit report had been received and the final results of the audit were satisfactory.
      On April 18, 2005, the special committee met again with its legal and financial advisors after the audit report had been received with no material changes in the financial statements previously provided to the special committee. Houlihan Lokey confirmed its prior presentation of its analysis of the exchange ratio and provided its written fairness opinion dated as of April 18, 2005 that the exchange ratio was, as of that date, fair, from a financial point of view, to the holders of Mayor’s common stock, other than Birks and its affiliates and associates. After discussions and deliberations, the special committee unanimously agreed to recommend that Mayor’s board of directors approve and adopt the merger agreement.
      On April 18, 2005, following the special committee meeting, Mayor’s board of directors met to consider the merger, with Messrs. Andruskevich, Recami and Rossi, each an affiliate of Birks, abstaining. Ms. Lieff advised the Mayor’s board of directors that the special committee recommended that Mayor’s board of directors approve and adopt the merger agreement. After additional discussions and deliberations, Mayor’s board, with Messrs. Andruskevich, Recami and Rossi abstaining, unanimously approved the merger agreement and the transactions contemplated by the merger agreement and recommended that Mayor’s stockholders approve and adopt the merger agreement.
      The merger agreement was thereafter entered into in the evening of April 18, 2005 and publicly announced in the morning of April 19, 2005.
      Subsequent to the execution of the merger agreement, the board of directors of Birks initiated a further review of the anti-dilution provisions in the Mayor’s warrants. Birks’ board of directors determined that it would be in the best interests of the combined company to eliminate the anti-dilution provisions if an appropriate agreement could be reached with the holders. Working in conjunction with the special committee and its advisors, Birks’ board of directors reached an understanding with the holders of the warrants to eliminate certain anti-dilution provisions, but retain the cashless exercise provision, in all of the warrants in exchange for the issuance to certain of the holders of an aggregate of 125,752 additional warrants with an exercise price equal to fair market value on the date of issuance. On July 27, 2005, Birks and Mayor’s entered into an amendment to the merger agreement to:

•	agree that Mayor’s will grant 125,752 additional warrants to purchase Mayor’s common stock to Joseph A. Keifer, Senior Vice President and Chief Operating Officer of Mayor’s, Marco Pasteris, Group Vice President for Finance of Birks and Mayor’s, and Carlo Coda-Nunziante, Group Vice President for Strategy and Business Development of Birks and Mayor’s;

•	eliminate certain anti-dilutive provisions in the warrants to purchase Mayor’s common stock;

•	revise Birks’ amended by-laws to provide that a quorum shall be based on voting power; and

•	revise Birks’ amended charter to require approval of the holders of Birks Class B multiple voting shares for future equity issuances.
Recommendation of Mayor’s Board of Directors
      MAYOR’S BOARD OF DIRECTORS, HAVING ADOPTED THE UNANIMOUS RECOMMENDATION AND REASONS OF THE SPECIAL COMMITTEE, HAS DETERMINED THAT THE MERGER AGREEMENT AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, MAYOR’S AND ITS STOCKHOLDERS, OTHER THAN BIRKS AND ITS AFFILIATES AND ASSOCIATES, AND HAS APPROVED AND DECLARED ADVISABLE THE MERGER AGREEMENT, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, AND RECOMMENDS THAT YOU VOTE IN FAVOR OF APPROVING AND ADOPTING THE MERGER AGREEMENT.
      In considering the recommendation of Mayor’s board with respect to the merger agreement, you should be aware that some directors and officers of Mayor’s may have interests in the merger that are different from, or are in addition to, the interests of Mayor’s stockholders. See “— Interests of Mayor’s Executive Officers and Directors in the Merger.”
Mayor’s Reasons for the Merger and Negative Factors Considered
      In reaching its decision to recommend that Mayor’s stockholders vote for approval and adoption of the merger agreement, Mayor’s board adopted the reasons of the special committee, which unanimously concluded that the merger is advisable, fair to, and in the best interests of the stockholders of Mayor’s (other than Birks and its affiliates and associates). Mayor’s special committee believes that the disinterested stockholders would benefit from a combined company that should have a stronger capital base, improved operating efficiencies and diversity and depth of its products and distribution capabilities with a leading position in its core geographic regions which should result in earnings and prospects superior to Mayor’s earnings and prospects on a stand-alone basis. In addition, the special committee considered the following positive factors (which represent all material positive factors considered by the special committee):

•	Houlihan Lokey rendered its opinion in writing on April 18, 2005 that the exchange ratio was, as of that date, fair from a financial point of view to holders of shares of Mayor’s common stock, other than Birks and its affiliates and associates.

•	The terms of the transaction were determined through arm’s-length negotiations between the special committee and Birks and their respective legal and financial advisors.

•	Greater geographic diversification should reduce impact of regional issues (e.g., hurricanes) on the combined company’s results of operations.

•	It is a condition to closing that the merger agreement be approved by a majority of Mayor’s disinterested stockholders, which excludes Birks and each person that is an affiliate or associate of Birks, that cast a vote, in person or by proxy, at the special and annual meeting. Directors of Mayor’s who are not affiliates or associates of Birks are considered disinterested stockholders for purposes of voting on the merger agreement. These directors (Emily Berlin, Elizabeth M. Eveillard, Massimo Ferragamo, Stephen M. Knopik, Judith MacDonald and Ann Spector Lieff) collectively, together with their associates and affiliates, beneficially own approximately 1.9 million shares, or 5.0% of Mayor’s common stock. These directors have indicated that they plan to vote their shares in favor of the merger agreement, and their votes will count in determining whether a majority of Mayor’s disinterested stockholders has approved the merger.

•	The merger should simplify the corporate ownership structure of Mayor’s and increase transparency for investors.

•	The Mayor’s preferred stock currently owned by Birks will no longer be senior to the common shareholders in the combined company’s capital structure and the anti-dilution provisions of the preferred stock will be eliminated.

•	The merger should eliminate management and board of directors inefficiencies associated with managing current intercompany issues.

•	The merger may result in potentially greater shareholder liquidity due to increased size of company, higher share price and potential to attract research coverage.

•	The merger will allow Mayor’s stockholders to continue to participate in any potential growth of the combined company.

•	Mayor’s business should benefit from being able to more effectively take advantage of Birks’ manufacturing capabilities.

•	The merger will be tax free to U.S. holders of Mayor’s common stock under U.S. tax laws.

•	Birks has agreed that within twelve months of consummation of the merger its board of directors will be comprised of a majority of independent directors under the applicable definitions of the SEC and the American Stock Exchange.

•	Mayor’s has the right to terminate the merger agreement if, among other reasons, the special committee or the board of directors changes its recommendation in favor of the merger agreement.

•	Birks is obligated to reimburse Mayor’s for expenses in connection with the transaction in the event of a termination of the merger agreement arising out of the failure of Birks to become listed on the American Stock Exchange (should such failure be unrelated to Mayor’s) or Birks’ inability to have this proxy statement/ prospectus declared effective by the SEC (should such inability be unrelated to Mayor’s).

•	Birks’ amended charter and amended bylaws will offer minority shareholders certain protections, including:

•	Birks will not be permitted to consummate a business combination unless holders of the Class A voting shares receive the same consideration (on a per share basis) as holders of the Class B multiple voting shares; and

•	Certain related party transactions will require the approval of both a committee of independent directors of Birks and, in certain cases, the disinterested shareholders of Birks.
      The special committee believes that the above factors generally supported its determination. The special committee did, however, consider the potential adverse effects of other factors in connection with the merger. The material negative factors considered were as follows:

•	Mayor’s stockholders will be owners of a Canadian company rather than a U.S. company. There may be certain disadvantages related to this change, including:

•	the requirement to pay withholding taxes on any dividends paid by Birks and the possible unavailability of foreign tax credits to offset these taxes;

•	Birks will be a “foreign private issuer” for U.S. securities law purposes and, thus, will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, and it will be exempt from a number of U.S. securities rules including short-swing profit rules and Regulation F-D; and

•	Mayor’s stockholders will have different rights as shareholders of a Canadian company. See “Comparison of Stockholder Rights.”

•	The exchange ratio is fixed and Birks is not currently a publicly traded company. For each of these reasons, Mayor’s stockholders cannot be certain of the dollar value of the merger consideration to be received in the merger.

•	The cost savings and revenue increases anticipated for Birks and Mayor’s as a combined company may not be achieved.

•	The growth rate of Mayor’s core market (the Southeastern United States) is expected to outpace the growth rate of Birks’ core market (Canada).

•	Birks will have a significant amount of outstanding indebtedness, which may, among other things, limit its ability to obtain additional financing for working capital, capital expenditures, general corporate purposes or acquisitions.

•	Birks will be exposed to foreign currency exchange risk as a result of its international operations.

•	Certain Birks options granted to the CEO of Birks contain anti-dilution provisions which increases the number of his options in the event of additional issuances of capital stock of Birks. Mayor’s existing common stock warrants issued to Birks in 2002 (and later assigned to members of Birks’ management) contain similar provisions which would continue to apply following the merger (the anti-dilutive provisions contained in the warrants have since been eliminated). Among other issues, the special committee considered that these anti-dilution provisions could, in certain circumstances, potentially misalign the interests of management with the interests of the other shareholders.

•	The Class B multiple voting shares held by Birks’ controlling shareholders carry greater voting rights per share than the Class A voting shares to be received by the Mayor’s stockholders.
      Although each member of the special committee individually considered these and other factors, the special committee did not collectively assign any specific or relative weights to the factors considered and did not make any determination with respect to any individual factor. The special committee collectively made its determination with respect to the merger based on the conclusion reached by its members, in light of the factors that each of them considered appropriate, that the merger is in the best interests of Mayor’s and its stockholders.
      THE SPECIAL COMMITTEE UNANIMOUSLY RECOMMENDED THAT MAYOR’S BOARD OF DIRECTORS APPROVE THE MERGER AGREEMENT. AS A RESULT, MAYOR’S BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS OF MAYOR’S VOTE “FOR” APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.
Opinion of the Financial Advisor to the Special Committee
      THE COMPLETE TEXT OF HOULIHAN LOKEY’S OPINION IS ATTACHED HERETO AS APPENDIX B, AND THE SUMMARY OF THE OPINION SET FORTH BELOW IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION. STOCKHOLDERS ARE URGED TO READ THE OPINION CAREFULLY IN ITS ENTIRETY. THE OPINION DESCRIBES THE PROCEDURES FOLLOWED, THE LIMITATIONS ON THE REVIEW MADE, THE FACTORS CONSIDERED AND THE ASSUMPTIONS MADE BY HOULIHAN LOKEY. THE OPINION WAS PROVIDED FOR THE INFORMATION AND ASSISTANCE OF THE SPECIAL COMMITTEE AND MAYOR’S BOARD OF DIRECTORS IN CONNECTION WITH THEIR CONSIDERATION OF THE MERGER PROPOSAL AND DOES NOT CONSTITUTE A RECOMMENDATION AS TO HOW MAYOR’S STOCKHOLDERS SHOULD VOTE ON THE MERGER PROPOSAL.
      In this section, “Opinion of Financial Advisor to Special Committee,” references to “Birks” are to Henry Birks & Sons Inc. on a stand-alone basis, excluding Mayor’s and its subsidiaries, and references to “Mayor’s” are to Mayor’s Jewelers, Inc. and its subsidiaries.
      Houlihan Lokey’s opinion was only one of many factors considered by the special committee and Mayor’s board of directors in their evaluation of the transaction and should not be viewed as determinative of the views of the special committee or the board of directors with respect to the transaction. The special committee retained Houlihan Lokey based upon Houlihan Lokey’s experience in the valuation of businesses and their securities. Houlihan Lokey is an internationally recognized investment banking firm that is continually engaged in providing financial advisory services and rendering fairness opinions in connection with mergers and acquisitions, leveraged buyouts, and business and securities valuations for a variety of regulatory and planning purposes, recapitalizations, financial restructurings and private placements of debt and equity securities. Houlihan Lokey has no material prior relationship with Mayor’s or its affiliates. The fairness opinion is directed only to the fairness, from a financial point of view, of the exchange ratio and is not intended to constitute and does not constitute a recommendation as to whether the public stockholders should vote for or against the merger. The exchange ratio was determined on the basis of negotiations between the special committee and Birks, and was recommended by the special committee, by a unanimous vote and approved by Mayor’s board of directors, with Dr. Rossi, Mr. Recami and Mr. Andruskevich abstaining. Mayor’s stockholders are urged to read the text of Houlihan Lokey’s fairness opinion, which is attached hereto as Appendix B, carefully in its entirety.
      Mayor’s has agreed to pay Houlihan Lokey a fee of $400,000 for its services, payable in part upon Houlihan Lokey’s retention, in part upon the issuance of Houlihan Lokey’s opinion and the balance upon closing of the transaction. No portion of Houlihan Lokey’s fee is contingent upon the conclusions reached in the Houlihan Lokey opinion. Mayor’s has agreed to indemnify and hold harmless Houlihan Lokey, or any employee, agent, officer, director, attorney, shareholders or any person who controls Houlihan Lokey, against and from, with certain exceptions, all losses arising out of or in connection with its engagement by the special committee.
      In connection with its opinion, Houlihan Lokey had made such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. Among other things, Houlihan Lokey:

(i) reviewed Mayor’s annual reports on Form 10-K for the fiscal years ended February 2, 2002, March 29, 2003 and March 27, 2004, as well as the Form 10-K/ A for the fiscal year ended March 27, 2004; the internally prepared monthly financial statements for (a) April through March of 2002 and 2003, (b) March through December of 2004, and (c) January and February 2005 and quarterly reports on Form 10-Q for the quarter and nine months ended December 25, 2004, which Mayor’s management identified as being the most current financial statements available;

(ii) reviewed Birks’ audited financial statements for the fiscal years ending February 2, 2002, March 29, 2003 and March 27, 2004 and internally prepared financial statements for (a) the fiscal years ending February 2, 2002, March 29, 2003 and March 27, 2004, (b) the period from March through December 2004 and (c) January and February 2005;

(iii) reviewed monthly CFO reports from both Birks and Mayor’s from the period April 2002 through February 2005;

(iv) reviewed Mayor’s and Birks’ financial projections for the fiscal year ending March 26, 2005, as well as summary projections for the fiscal years ending March 25, 2006 and March 31, 2007;

(v) reviewed the combined pro forma projected financial statements for Birks giving effect to the merger;

(vi) reviewed the Fiscal Year 2004-2006 Strategic Plan documents for each of Mayor’s and Birks;

(vii) reviewed a draft of the merger agreement, draft dated April 14, 2005;

(viii) reviewed a draft of Birks’ amended charter and amended by-laws;

(ix) reviewed a draft of this proxy statement/ prospectus dated April 6, 2005;

(x) met with certain members of the senior management of Mayor’s and Birks to discuss the respective operations, financial condition, future prospects and projected operations and performance of Mayor’s and Birks, and met with representatives of Birks’ commercial bankers to discuss certain matters;

(xi) visited certain facilities and business offices of Mayor’s and Birks;

(xii) reviewed the historical market prices and trading volume for Mayor’s publicly traded securities;

(xiii) reviewed certain other publicly available financial data for certain companies that Houlihan Lokey deemed comparable to Mayor’s, and publicly available prices and premiums paid in other transactions that Houlihan Lokey considered similar to the merger; and

(xiv) conducted such other studies, analyses and inquiries as Houlihan Lokey deemed appropriate.
      Summary of financial analyses performed by Houlihan Lokey. The following is a summary of the financial analyses used by Houlihan Lokey in connection with providing its opinion. This summary is qualified in its entirety by reference to the full text of such opinion, which is attached as Appendix B to this proxy statement/prospectus and incorporated into this proxy statement/ prospectus by reference.
      In connection with the merger, it is proposed that stockholders of Mayor’s will receive 0.08695 shares of Birks common stock in exchange for each share of Mayor’s common stock held by them prior to the merger. The foregoing figure is referred to as the exchange ratio. In its assessment of the exchange ratio, Houlihan Lokey (i) separately valued each of Mayor’s and Birks, (ii) calculated the value per share for Mayor’s common stock and for Birks common stock, (iii) calculated the ratio resulting from dividing the pre-merger per share value of the common stock of Mayor’s by the pre-merger per share value of the common stock of Birks, and (iv) compared the ratio described in (iii) with the exchange ratio proposed in the merger.
      Houlihan Lokey used several valuation methodologies it believed were appropriate and reflective of generally accepted valuation methodologies. In choosing these methodologies, Houlihan Lokey considered the availability of information regarding publicly traded companies that were comparable to Mayor’s and Birks, the availability of forecasts from the management of Mayor’s and Birks and available information regarding transactions in the retail jewelry industry that were similar to the merger. Each of the valuation analyses performed by Houlihan Lokey provides an indication of value for each of Mayor’s and Birks’ as an entity. This value is referred to as the “enterprise value” or “EV”. No single methodology was considered to be more appropriate than any other methodology, and therefore Houlihan Lokey considered all of the methodologies described below in arriving at its conclusions.
      Houlihan Lokey’s analyses included (i) a market multiple methodology and (ii) a discounted cash flow methodology. Houlihan Lokey assessed a comparable transaction methodology, but did not base its conclusion on such a methodology due to an insufficient number of recent comparable transactions.
      Market Multiple Methodology. Houlihan Lokey reviewed financial information of certain publicly traded companies which Houlihan Lokey considered to be reasonably comparable to Mayor’s and Birks. The companies which Houlihan Lokey considered comparable to Mayor’s and Birks include Finlay Enterprises, Inc., Signet Group Plc., Tiffany & Co., Whitehall Jewellers, Inc., and Zale Corp. Houlihan Lokey noted that none of the selected comparable companies is identical to either Mayor’s or Birks, and that an analysis of selected comparable companies necessarily involves complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading of the selected companies.
      For each selected company, Houlihan Lokey used publicly available information and equity research estimates to calculate enterprise value as a multiple of:

(i) latest twelve months (“LTM”), projected next fiscal year (“NFY”), and the projected following fiscal year (“NFY+1”) earnings before interest, taxes, depreciation and amortization (“EBITDA”); and

(ii) LTM, NFY, and NFY+1 revenues.
      The enterprise value of each selected company was calculated by Houlihan Lokey using the market value of equity as of approximately April 4, 2005, plus the amount of debt and book value of minority interest less cash.

      This analysis yielded the following reference ranges of valuation statistics for the selected comparable companies:

	EV/ Revenue			EV/ EBITDA

	LTM	NFY	NFY+1	LTM	NFY	NFY+1

Low	0.4x	0.7x	0.7x	5.5x	7.1x	6.2x
High	2.6x	2.3x	1.1x	12.2x	10.6x	6.5x
Median	0.8x	1.2x	0.9x	7.8x	7.2x	6.4x
Mean	1.1x	1.4x	0.9x	8.4x	8.3x	6.4x
      Houlihan Lokey’s selection of market multiples for each of Mayor’s and Birks was based upon an analysis of the comparable companies as compared to both Mayor’s and Birks. Houlihan Lokey’s analysis included both qualitative considerations and quantitative considerations such as size, profitability, growth history and expectations. No single factor was determinative in the analysis. Houlihan Lokey derived indications of the EV of each of Mayor’s and Birks by applying selected EBITDA and revenue multiples to each of Mayor’s and Birks LTM results, as well as to expected operating results for the next fiscal year ending March 25, 2006 and following projected fiscal year ending March 31, 2007. With respect to Mayor’s, Houlihan Lokey selected EV to revenue multiples in the range of 0.75x to 0.80x for the LTM period, EV to EBITDA multiples in the range of 7.5x to 8.0x for the NFY period and in the range of 6.0x to 7.0x for the NFY+1 period. The resulting indications of the EV of the operations of Mayor’s range from approximately $92.0 million to $101.0 million. With respect to Birks, Houlihan Lokey selected EV to revenue multiples in the range of 0.75x to 0.80x for the LTM period. Houlihan Lokey selected EV to EBITDA multiples in the range of 7.5x to 8.0x for the NFY period and in the range of 6.0x to 7.0x for the NFY+1 period. The resulting indications of the EV of the operations of Birks range from approximately $76.0 million to $84.0 million.
      Comparable Transaction Methodology. Houlihan Lokey conducted a search for recent transactions within the jewelry retailing industry. Houlihan Lokey reviewed the following transactions:

Target	Acquiror

Reeds Jewelers, Inc.	Zimmer Family
Harry Winston	Aber Diamond Corp.
Piercing Pagoda	Zale Corporation
Marks & Morgan	Signet Group PLC
Watch World Int’l	Sunglass Hut Int’l
Jay B. Rudolph, Inc.	Finlay Enterprises, Inc.
      Houlihan Lokey calculated valuation ratios of the implied enterprise value of each transaction to the latest-twelve-month revenues and EBITDA of the acquired company prior to the announcement of the transaction. This analysis yielded the following reference ranges.

		EV/

	EV	Revenue	EBITDA

	($ in millions)
Low	$20.6	0.2x	NMF
High	$247.4	1.3x	NMF

Median		0.8x	7.1x	(1)
Mean		0.8x	7.1x	(1)

(1)	Based on single data point
      Due to a number of factors, including the low number of recent industry transactions and material difference in size and operating characteristics of the acquired companies as compared to Mayor’s and Birks, Houlihan Lokey did not rely on the comparable transaction approach in its valuation analysis.

      Discounted Cash Flow Methodology. Houlihan Lokey conducted a discounted cash flow analysis for the purpose of determining the enterprise value for each of Mayor’s and Birks by calculating the sum of the present values of the estimated future cash flows that could be generated by each company in the future. Houlihan Lokey utilized certain financial projections prepared by the management teams of Mayor’s and Birks, respectively, regarding the fiscal years ending March 25, 2006 through March 31, 2007. Houlihan Lokey determined the EV of each Mayor’s and Birks by first deriving adjusted free cash flow (by adjusting for capital expenditures, as well as working capital requirements and any taxes) and discounting free cash flow to the present. Houlihan Lokey applied discount rates ranging from 11.0% to 15.0% to the projected adjusted free cash flows of each of Mayor’s and Birks. Houlihan Lokey also calculated a range of terminal values for each company after the projection period using two methods. In the first method, Houlihan Lokey applied selected EBITDA multiples to the projected fiscal year 2007 EBITDA of each company. In the second method, Houlihan Lokey applied a perpetual growth rate to the projected after-tax free cash flow (exclusive of debt payments) of each company after fiscal year 2007. In the first method, Houlihan Lokey applied terminal EBITDA multiples of 6.5x to 8.5x for Mayor’s and 6.0x to 8.0x for Birks in the calculation of the terminal value, discounted to the present. In the second method, Houlihan Lokey applied growth rates ranging from 6.0% to 8.0% for Mayor’s and 5.0% to 7.0% for Birks in the calculation of the terminal value, discounted to the present. The summation of the present value of the free cash flows for the fiscal years ending March 25, 2006 through March 31, 2007 plus the present value of the terminal value resulted in an indicated EV range for each of Mayor’s and Birks. The discount rate used in the discounted cash flow analysis was calculated based on an estimate of the industry’s weighted average cost of capital, which represents the blended, after-tax costs of debt and equity. Houlihan Lokey focused on the range of EV exhibited by discount rates in the middle of the selected range, or 13.0%.
      Determination of Mayor’s Equity Value. As set forth above, Houlihan Lokey determined the EV of the operations of Mayor’s based on (i) the market multiple approach and (ii) the discounted cash flow approaches. These valuation indications are summarized as follows:

	Low	High

	($ In thousands)
Market Multiple Approach	$92,000	$101,000
Discounted Cash Flow — Method 1	$91,000	$103,000
Discounted Cash Flow — Method 2	$91,000	$107,000
      Based upon the foregoing analyses, Houlihan Lokey selected a range of Mayor’s EV of $92.0 million to $103.0 million.
      Houlihan Lokey then made certain adjustments to the range of selected EV to determine Mayor’s equity value. Such adjustments included adding its current holdings of cash and cash equivalents of $0.848 million, adding the estimated value of Mayor’s tax assets of $9.20 million on the low end and $10.20 million on the high end, and subtracting Mayor’s debt of $45.419 million. These adjustments resulted in a range of equity value for Mayor’s of $56.629 million to $68.629 million, or $0.61 to $0.74 per share.
      Determination of Birks’ Equity Value. As set forth above, Houlihan Lokey determined the EV of the operations of Birks based on (i) the market multiple approach and (ii) the discounted cash flow approaches. These valuation indications are summarized as follows:

	Low	High

	($ In thousands)
Market Multiple Approach	$76,000	$84,000
Discounted Cash Flow — Method 1	$75,000	$86,000
Discounted Cash Flow — Method 2	$71,000	$82,000
      Based upon the foregoing analyses, Houlihan Lokey selected a range of Birks’ EV of $75.0 million to $84.0 million.

      Houlihan Lokey then made certain adjustments to the range of selected EV to determine Birks’ equity value. Such adjustments included adding its current holdings of cash and cash equivalents of $0.038 million, and subtracting Birks’ debt of $44.601 million. In addition, Birks’ 72.5% fully diluted equity interest in Mayor’s, $41.075 million on the low end and $49.779 million on the high end, was also added to calculate the total equity value of Birks. These adjustments resulted in a range of equity value for Birks of $71.512 million to $89.216 million, or $7.33 to $9.14 per share.
      Analysis of Exchange Ratio. In order to assess the exchange ratio, Houlihan Lokey then compared the ratio calculated by dividing the estimated pre-merger value per share for Mayor’s common stock by the estimated pre-merger value per share for Birks Class A voting shares to the exchange ratio. In doing so, Houlihan Lokey used the midpoint of the stock price ranges that it had estimated for each of Mayor’s and Birks. This resulted in a ratio of approximately 0.082. Houlihan Lokey compared this ratio to the proposed exchange ratio of 0.08695 and noted that the exchange ratio is higher than the ratio calculated using the midpoint of the above stock price ranges. Houlihan Lokey also noted that higher exchange ratios would result in Mayor’s public stockholders receiving a greater number of Birks shares.
      After consideration of the foregoing exchange ratio analysis and all other analysis performed, Houlihan Lokey determined that, as of the date of its opinion, the exchange ratio applicable to the exchange of Mayor’s common stock for Birks Class A voting shares in connection with the merger is fair to the public stockholders of Mayor’s from a financial point of view.
      As a matter of course, Mayor’s and Birks do not publicly disclose forward-looking financial information. Nevertheless, in connection with its review, Houlihan Lokey considered financial projections prepared by the management teams of Mayor’s and Birks. The financial projections presented to Houlihan Lokey were prepared under market conditions as they existed as of approximately March 2005. The financial projections do not take into account any circumstances or events occurring after the date they were prepared. In addition, factors such as industry performance and general business, economic, regulatory, market and financial conditions, as well as changes to the business, financial condition or results of operation of Mayor’s and Birks, may cause the financial projections or the underlying assumptions to be inaccurate. As a result, the financial projections should not be relied upon as necessarily indicative of future results. Additionally, the financial forecasts did not contain any potential ongoing cost savings as a result of the merger. Any actual realized cost savings would accrue to the benefit of all stockholders of the combined company. See “— Financial Projections Provided to Houlihan Lokey” below.
      In arriving at its fairness opinion, Houlihan Lokey reviewed key economic and market indicators, including, but not limited to, growth in the Gross Domestic Product, inflation rates, interest rates, consumer spending levels, manufacturing productivity levels, unemployment rates and general stock market performance. Houlihan Lokey’s opinion is based on the business, economic, market and other conditions as they existed as of April 2005, and on the financial projections of Mayor’s and Birks provided to Houlihan Lokey. In rendering its opinion, Houlihan Lokey relied upon and assumed, without independent verification, that the financial and other information provided to Houlihan Lokey by the management teams of Mayor’s and Birks, including the financial projections, was accurate, complete and reasonably prepared and reflects the best currently available estimates of the financial results and condition of each of Mayor’s and Birks; that no material changes have occurred in the information reviewed between the date the information was provided and the date of the Houlihan Lokey opinion; and that there were no facts or information regarding Mayor’s or Birks that would cause the information supplied by Houlihan Lokey to be incomplete or misleading in any material respect. Houlihan Lokey did not independently verify the accuracy or completeness of the information supplied to it with respect to Mayor’s or Birks and does not assume responsibility for it. Houlihan Lokey also assumed that the transaction will be consummated in all material respects as described in the merger agreement. Houlihan Lokey did not make any independent appraisal of the specific properties or assets of Mayor’s or Birks.
      HOULIHAN LOKEY WAS NOT ASKED TO OPINE AND DOES NOT EXPRESS ANY OPINION AS TO: (1) THE TAX OR LEGAL CONSEQUENCES OF THE MERGER; (2) THE REALIZABLE VALUE OF MAYOR’S COMMON STOCK OR THE PRICES AT WHICH BIRKS CLASS A VOTING SHARES MAY

TRADE AFTER CONSUMMATION OF THE TRANSACTION; OR (3) THE FAIRNESS OF ANY ASPECT OF THE TRANSACTION NOT EXPRESSLY ADDRESSED IN ITS FAIRNESS OPINION.
      THE HOULIHAN LOKEY OPINION DOES NOT ADDRESS MAYOR’S UNDERLYING BUSINESS DECISION TO EFFECT THE MERGER OR THE UNDERLYING BUSINESS DECISION OF THE SPECIAL COMMITTEE OR THE BOARD OF DIRECTORS TO ENDORSE THE MERGER, NOR DOES IT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER THE STOCKHOLDER SHOULD VOTE IN FAVOR OF THE MERGER.
      The summary set forth above describes the material points of more detailed analyses performed by Houlihan Lokey in arriving at its fairness opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and application of those methods to the particular circumstances and is therefore not readily susceptible to summary description. In arriving at its opinion, Houlihan Lokey made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Houlihan Lokey believes that its analyses and summary set forth herein must be considered as a whole and that selecting portions of its analyses, without considering all analyses and factors, or portions of this summary, could create an incomplete and/or inaccurate view of the processes underlying the analyses set forth in Houlihan Lokey’s fairness opinion. In its analyses, Houlihan Lokey made numerous assumptions with respect to Mayor’s, Birks, the transaction, industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the respective entities. The estimates contained in such analyses are not necessarily indicative of actual values or predictive of future results or values, which may be more or less favorable than suggested by such analyses. Additionally, analyses relating to the value of businesses or securities of Mayor’s or Birks are not appraisals. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty.
Financial Projections Provided to Houlihan Lokey
      THE FOLLOWING PROJECTIONS WERE PREPARED FOR THE USE OF HOULIHAN LOKEY IN ITS CAPACITY AS FINANCIAL ADVISOR TO THE SPECIAL COMMITTEE AND ARE INCLUDED ONLY BECAUSE THEY WERE SO USED. THE PROJECTIONS REFLECT NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO VARIOUS RISKS AND UNCERTAINTIES. ACTUAL RESULTS MAY VARY MATERIALLY FROM THE PROJECTIONS. SEE “RISK FACTORS” ELSEWHERE IN THIS PROXY STATEMENT/ PROSPECTUS.
      As discussed above, Houlihan Lokey relied on financial projections prepared by Birks’ and Mayor’s management in performing its analyses. The projections prepared by Birks’ management reflected the best estimates of Birks’ management as to the future results of Birks, excluding Mayor’s and its subsidiaries. The projections prepared by Mayor’s management reflected the best estimates of Birks’ management as to the future results of Mayor’s. The projections prepared by Birks’ and Mayor’s management for Houlihan Lokey contained the following estimates of net sales, gross profit, EBITDA and net income for the fiscal years ending March 25, 2006 and March 31, 2007.

Birks excluding Mayor’s

	Projected Fiscal Year
	Ending March,

	2006	2007

	($ In thousands)(1)(2)
Net Sales	$120,827	$130,066
Gross Profit	$61,072	$65,955
EBITDA	$9,438	$13,166
Net Income	$2,462	$5,496

(1)	Assumes a fixed foreign currency exchange rate of Cdn$1.00 per $0.82.

(2)	Prepared in accordance with Canadian GAAP.

Mayor’s

	Projected Fiscal Year
	Ending March,

	2006	2007

	($ In thousands)
Net Sales	$156,800	$172,057
Gross Profit	$69,831	$78,046
EBITDA	$10,032	$15,430
Net Income	$1,651	$7,544
      While the projections provided to Houlihan Lokey regarding Birks exclude the results of Mayor’s and its subsidiaries, Birks’ consolidated financial statements and financial data included elsewhere in this proxy statement/ prospectus include the results of Mayor’s, subject to the deduction of the minority interest. Additionally, while the projections regarding Birks were prepared in accordance with accounting principles generally accepted in Canada, Birks’ consolidated financial statements and financial data included elsewhere in this proxy statement/ prospectus were prepared in accordance with U.S. GAAP. Therefore, the projections provided to Houlihan Lokey regarding Birks are not directly comparable to either Birks’ consolidated financial statements and financial data included elsewhere in this proxy statement/ prospectus or the projections provided to Houlihan Lokey regarding Mayor’s.
      The financial projections presented to Houlihan Lokey were prepared under market conditions as they existed as of approximately March 2005 and the preceding months. These projections reflect management of Birks’ and management of Mayor’s reasonable estimates and are not indicative, and should not be assumed to be indicative, of Birks’ future results, Mayor’s future results or the results of Birks following the merger.
      Birks and Mayor’s do not as a matter of course make public their projections as to future performance or earnings. The projections referred to above were not prepared with a view to public disclosure, and are included in this proxy statement/ prospectus because such information was not otherwise publicly available and was provided to Houlihan Lokey and the special committee. The projections were not prepared with a view to compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts, or generally accepted accounting principles. Neither the independent auditors of Birks and Mayor’s, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the projections.
      The projections are forward-looking statements that are subject to certain risks and uncertainties and should be read with caution. See “Cautionary Statement Regarding Forward-Looking Statements,” and “Risk Factors.” The projections are subjective in many respects and thus susceptible to interpretation and periodic revision based on actual experience and recent developments. While presented with numeric specificity, the projections reflect numerous assumptions made by the managements of Birks and Mayor’s with respect to industry performance and competition, general business, economic, market and financial conditions, foreign currency exchange rates, and other matters, all of which are difficult to predict, and many of which are beyond the control of Birks and Mayor’s. As a result, actual results may be materially greater or less than those contained in the projections provided to Houlihan Lokey.
      For these reasons, the inclusion of the projections in this document should not be regarded as an indication that Birks, Mayor’s, any recipient of the projections or their respective affiliates or representatives, considered or consider the projections to be a reliable prediction of future events, and the projections should not be relied upon as such. Except to the extent required under the federal securities laws, Birks’ and Mayor’s do not intend to make publicly available any update or other revisions to the projections to reflect the circumstances existing after the date of the preparation of the projections or the occurrence of future events even in the event that any or all of the assumptions are shown to be in error.

Birks’ Reasons for the Merger and Negative Factors Considered
      Birks supports the proposed merger of Birks and Mayor’s because the merger will:

•	create a larger public company; and

•	eliminate inefficiencies resulting from operating two separate companies.
      Birks believes the merger will allow Birks to more effectively compete within the fragmented $50.0 billion North American jewelry market. Specifically, Birks believes that the larger scale resulting from the merger should allow increased access to capital markets, which may reduce the cost of capital. Birks also believes the larger platform will allow it to more effectively pursue its strategy of internal growth and enhance its ability to make selective acquisitions, each of which Birks believes will increase potential net sales growth and gross profit expansion and allow for further leveraging of its fixed costs. In addition, the merger will allow Birks to effectively complete the organizational integration that it began when Birks acquired the majority interest in Mayor’s in August 2002.
      In particular, Birks believes the merger will unify management and shareholder interests and eliminate focus on the profitability of Birks versus the profitability of Mayor’s, which sometimes may conflict. For example, Birks believes the merger will eliminate internal constraints on the allocation of resources, including financial and managerial resources, which will allow Birks to improve the return on resources invested. Similarly, Birks believes the unification of management and shareholder interests will allow it to further consolidate its vendor base and enhance its design and manufacturing capability, to improve its supply chain and expand gross margins. For these reasons, Birks believes the merger is in the best interests of all shareholders of Birks and Mayor’s.
      The only material negative factor considered by Birks was the possibility that Mayor’s minority stockholders may react negatively to receiving the shares of a foreign company. However, given the significant number of Canadian companies that are public in the United States, the similarity of Birks and Mayor’s corporate statutes and that the transaction would preserve the tax attributes of Birks and would not be taxable to Mayor’s stockholders, Birks concluded that the fact that it is a Canadian company should not be an impediment to the merger.
Interests of Mayor’s Executive Officers and Directors in the Merger
      Mayor’s Executive Officers and Directors. When Mayor’s stockholders consider Mayor’s board of directors’ recommendation to vote in favor of approval and adoption of the merger agreement, Mayor’s stockholders should be aware that Mayor’s executive officers and directors may have interests in the merger that may be different from, or in addition to, the interests of other Mayor’s stockholders. Several of Mayor’s directors and officers are also directors and officers of Birks.
      Mayor’s Chief Executive Officer, Chief Financial Officer, Chief Marketing Officer, Group Vice President–Finance, Group Vice President–Supply Chain Operations, Group Vice President–Strategy and Business Integration, Group Creative Director and other members of Mayor’s management serve in similar capacities for Birks. The Vice President–Retail also serves in similar capacity for Birks as for Mayor’s and Mayor’s Group Vice President–Category Management will assist Birks in the category management of Birks’ branded watch business. In addition, Thomas A. Andruskevich, Chairman of Mayor’s board of directors, and its President and Chief Executive Officer, and Filippo Recami, a director of Mayor’s, serve as directors of Birks.
      In addition, Thomas A. Andruskevich, Chief Executive Officer of Birks and Chief Executive Officer and director of Mayor’s, is party to an agreement with Birks which gives him the right to purchase Birks Class A voting shares representing up to 2% of the total outstanding equity of Birks. This option is fully anti-dilutive, except with respect to issuances of stock-based compensation, which means that the number of Class A voting shares underlying the option will increase upon issuance by Birks of additional equity. For example, the number of Birks Class A voting shares underlying Mr. Andruskevich’s option will increase from 439,532 to 476,727, an increase of 8.5%, as a result of the merger.

      In recognition of this potential conflict of interest, Mayor’s board of directors formed the special committee to consider and evaluate the merger agreement and the merger and make its recommendation to the board of directors.
      Representation on Birks’ Board of Directors. The Birks directors immediately prior to the merger will remain directors immediately following consummation of the merger. The merger agreement provides that Birks shall cause its board of directors, within twelve months of consummation of the merger, to be comprised of a majority of independent directors under the applicable definitions of the SEC and the American Stock Exchange. If Mayor’s stockholders approve and adopt the merger agreement, Emily Berlin, Elizabeth M. Eveillard, Massimo Ferragamo and Ann Spector Lieff, all of whom are currently directors of Mayor’s, have agreed to join the Birks board of directors. If at the time of consummation of the merger the Birks board of directors would not be comprised of a majority of independent directors, Filippo Recami has agreed to resign from the board, which would result in a majority of the Birks directors being independent.
      Officers of Birks. The existing officers of Birks will remain in such positions as described under “Management of Birks” immediately following consummation of the merger.
      Representation on Mayor’s Board of Directors. Upon consummation of the merger, the directors of Merger Co. will replace the current members of Mayor’s board of directors and form the board of directors of the surviving corporation. The directors of Merger Co. are Thomas A. Andruskevich, Gerald Berclaz, Davide Barberis Canonico and Carlo Coda-Nunziante.
      Officers of Mayor’s. The merger agreement provides that the current officers of Mayor’s will remain officers of the surviving corporation immediately following the effective time of the merger.
      Birks’ Directors and Executive Officers. The directors and executive officers of Birks are as follows: Thomas A. Andruskevich, President, Chief Executive Officer, and Director; Michael Rabinovitch, Senior Vice President and Chief Financial Officer; Daisy Chin-Lor, Senior Vice President and Chief Marketing Officer; Carlo Coda-Nunziante, Group Vice President for Strategy and Business Development; Randolph Dirth, Group Vice President, Merchandising; John C. Orrico, Group Vice President, Supply Chain Operations; Marco I. Pasteris, Group Vice President, Finance; Sabine Bruckert, Vice President, General Counsel and Corporate Secretary; Jocelyn Désy, Vice President, Corporate Sales; Hélène Messier, Vice President, Human Resources; Albert J. Rahm, II, Vice President, Retail Store Operations; Dr. Lorenzo Rossi di Montelera, Chairman of the board of directors; Shirley A. Dawe, Director; Margherita Oberti, Director; Peter R. O’Brien, Director; and Filippo Recami, Director.
      Treatment of Stock Options, Warrants and Other Stock Awards. Each option and warrant to acquire shares of Mayor’s common stock and each other award based on Mayor’s common stock outstanding immediately prior to the effective time of the merger, including options and warrants held by Mayor’s officers and directors, will be converted into an option, warrant or other stock-based award to acquire the number of Birks Class A voting shares obtained by multiplying (x) the number of shares of Mayor’s common stock subject to such Mayor’s option, warrant or other stock-based award by (y) the exchange ratio of 0.08695 (rounded downward to the nearest whole share). The per share exercise price of converted options will be obtained by dividing (A) the per share exercise price of Mayor’s option by (B) the exchange ratio of 0.08695 (rounded upward to the nearest whole cent). Each converted option will be governed by the same terms and conditions as those in effect immediately prior to the effective time of the merger under the relevant Mayor’s stock plan or agreement. In addition, all shares of Mayor’s restricted common stock granted under a Mayor’s stock plan and outstanding immediately prior to the effective time of the merger will be converted into Birks Class A voting shares and be governed by the same terms and conditions as those in effect immediately prior to the effective time of the merger under the relevant Mayor’s stock plan or agreement.
      Indemnification and Insurance. The merger agreement provides that the surviving corporation in the merger will retain the current provisions in Mayor’s by-laws governing indemnification of present and former officers and directors of Mayor’s. The merger agreement also provides that Birks will maintain in effect for six years the directors’ and officers’ liability insurance maintained by Mayor’s at the effective time of the merger (provided that the surviving corporation may substitute policies that are materially no less favorable)

with respect to matters that occurred prior to the effective time of the merger; provided that in no event will Birks be required to expend more than an amount per year equal to 200% of current annual premiums provided by Mayor’s for such insurance. In addition, if Mayor’s stockholders approve and adopt the merger agreement, Emily Berlin, Elizabeth M. Eveillard, Massimo Ferragamo and Ann Spector Lieff, all of whom are currently directors of Mayor’s, have agreed to join the Birks board of directors. Birks has agreed to indemnify each of these individuals in respect of any loss resulting from their agreeing to join the Birks board.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER
      In the opinion of Holland & Knight LLP, counsel to Mayor’s, the material U.S. federal income tax consequences of the merger to U.S. Holders (as defined below) who will exchange their Mayor’s common stock for Birks Class A voting shares, and the material U.S. federal income tax consequences of the ownership and disposition of Birks Class A voting shares will be as follows. The discussion is based on the U.S. Internal Revenue Code of 1986, referred to in this proxy statement/ prospectus as the Code, applicable Treasury regulations, administrative rulings and pronouncements and judicial decisions currently in effect, all of which could change. Any change, which may be retroactive, could result in U.S. federal income tax consequences different from those discussed below. The discussion of tax consequences is also based on representations made by Birks and Mayor’s. If any of those representations is inaccurate, the tax consequences of the merger could differ from those described below. The discussion is not binding on the Internal Revenue Service, and there can be no assurance that the Internal Revenue Service will not disagree with or challenge any of the conclusions described below.
      Except where specifically noted, the discussion below does not address the effects of any state, local or non-U.S. tax laws (or other tax consequences such as estate or gift tax consequences). The discussion does not address the tax consequences of any transaction other than the merger, including transactions completed prior to or after the merger (whether or not such transactions are in connection with the merger). In addition, the discussion below relates to persons who hold Mayor’s common stock and will hold Birks Class A voting shares as capital assets within the meaning of Section 1221 of the Code. The tax treatment of those persons may vary depending upon the holder’s particular situation, and some holders may be subject to special rules not discussed below. Those holders would include, for example:

•	banks, insurance companies, trustees and mutual funds;

•	tax-exempt organizations;

•	financial institutions;

•	pass-through entities and investors in pass-through entities;

•	traders in securities who elect to apply a mark-to-market method of accounting;

•	broker-dealers;

•	holders who are not U.S. Holders (as defined below);

•	holders who received Mayor’s common stock pursuant to the exercise of employee stock options or otherwise as compensation;

•	holders who hold Mayor’s common stock as part of a hedging, integration, conversion or constructive sale transaction or a straddle;

•	persons whose “functional currency” is not the U.S. dollar;

•	holders who are subject to the alternative minimum tax;

•	holders of Mayor’s common stock who will own 5% or more of either the total voting power or the total value of the outstanding stock of Birks after the merger, determined after taking into account ownership under the applicable attribution rules of the Code and Treasury regulations (these holders are referred to in this proxy statement/ prospectus as 5% transferee shareholders); and

•	holders who own, as a result of the merger or otherwise (directly, indirectly or constructively), 10% or more of the total combined voting power of Birks Class A voting shares.
      Holders should consult their own tax advisors concerning the U.S. federal income tax consequences of the merger and the ownership of Birks Class A voting shares in light of their particular situations, as well as any consequences arising under the laws of any other taxing jurisdiction.

      As used in this proxy statement/ prospectus, the term “U.S. Holder” means a beneficial holder of Mayor’s common stock that is (1) an individual who is a U.S. citizen or U.S. resident alien, (2) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision of the United States, (3) an estate which is subject to U.S. federal income tax on its worldwide income regardless of its source or (4) a trust (x) that is subject to primary supervision of a court within the United States and the control of one or more U.S. persons as described in section 7701(a)(30) of the Code or (y) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.
      If a partnership holds Mayor’s common stock, the U.S. federal income tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partners of partnerships that hold Mayor’s common stock should consult their tax advisors regarding the U.S. federal income tax consequences to them of the merger.

Consequences of the Merger
      For U.S. federal income tax purposes, the merger will qualify as a tax-free reorganization under Section 368(a) of the Code. It is a condition to completion of the merger that Mayor’s receive an opinion from its legal counsel or counsel to the special committee that (i) the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and each of Birks and Mayor’s will be a party to the reorganization, and (ii) the conversion of Mayor’s common stock into Birks Class A voting shares in the merger generally will not result in the recognition of gain under Section 367 of the Code (except as described below, in the case of a 5% transferee shareholder). Mayor’s will not waive this closing condition without resoliciting shareholder approval of the merger after appropriate disclosure.
      In accordance with the tax opinion that Mayor’s expects to receive at the closing of the merger, the material U.S. federal income tax consequences of the merger to U.S. Holders will be as follows:

•	no gain or loss will be recognized by a holder of Mayor’s common stock as a result of the merger, except to the extent of any cash received in lieu of a fractional share of Birks, and provided that, in the case of any 5% transferee shareholder, the 5% transferee shareholder enters into a “gain recognition agreement” in accordance with applicable Treasury regulations;

•	the aggregate adjusted tax basis of a Mayor’s stockholder in the Birks Class A voting shares issued upon conversion of Mayor’s common stock pursuant to the merger (including any fractional share interest deemed to be received and converted into cash, as discussed below) will equal that stockholder’s aggregate adjusted tax basis in Mayor’s common stock surrendered in the conversion; and

•	the holding period of a Mayor’s stockholder for the Birks Class A voting shares received in the merger will include the holding period for Mayor’s common stock surrendered in the conversion into Birks Class A voting shares in the merger.
      If a Mayor’s stockholder acquired different blocks of Mayor’s common stock at different times and at different prices, the basis and holding period in the Birks Class A voting shares may be determined with reference to each block of Mayor’s common stock.
      The tax opinion that Mayor’s will receive before completion of the merger will not be binding on the Internal Revenue Service or the courts, and no rulings will be sought from the Internal Revenue Service regarding the U.S. federal income tax consequences of the merger. Accordingly, there can be no complete assurance that the Internal Revenue Service will not challenge the conclusion set forth in the tax opinion or that a court would not sustain such a challenge.

Cash in Lieu of Fractional Shares
      A U.S. Holder of Mayor’s common stock that receives cash instead of a fractional share generally will be treated as having received a fractional share and then as having sold the fractional share for cash in the market. Such stockholder will generally recognize capital gain or loss on any cash received in lieu of a fractional share equal to the difference between the amount of cash received and the basis allocated to that fractional share. Such capital gain or loss will constitute long-term capital gain or loss if the stockholder’s holding period in Mayor’s common stock surrendered in the merger is greater than one year as at the effective time of the merger. Long-term capital gains recognized by certain non-corporate U.S. Holders, including individuals, generally will be subject to a maximum rate of U.S. federal income tax of 15%.

Backup Withholding and Information Reporting
      Non-corporate U.S. Holders of Mayor’s common stock may be subject to information reporting and backup withholding at a 28% rate on any cash payments received in lieu of a fractional Birks share. These U.S. Holders will not be subject to backup withholding, however, if they:

•	furnish a correct taxpayer identification number and certify that they are not subject to backup withholding on the Form W-9 or successor form included in the letter of transmittal to be delivered to the holders following the completion of the merger; or

•	are otherwise exempt from backup withholding.
      Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against that holder’s U.S. federal income tax liability, provided the required information or appropriate claim for refund is furnished to the Internal Revenue Service.
      A U.S. Holder of Mayor’s common stock that receives Birks Class A voting shares in the merger will be required to retain records pertaining to the merger and will be required to file with its U.S. federal income tax return for the year in which the merger takes place a statement setting forth certain facts relating to the merger.
Material U.S. Federal Income Tax Consequences of Owning and Disposing of Birks Class A Voting Shares

Dividends and Distributions
      Subject to the passive foreign investment company (PFIC) rules discussed below, the gross amount of dividends paid to U.S. Holders of Birks Class A voting shares, including amounts withheld to reflect Canadian withholding taxes, will be treated as dividend income to these U.S. Holders, to the extent paid out of current or accumulated earnings and profits, as determined under U.S. federal income tax principles. This income will be includable in the gross income of a U.S. Holder on the day actually or constructively received by the U.S. Holder. Dividends generally will not be eligible for the dividends received deduction allowed to corporations upon the receipt of dividends distributed by U.S. corporations.
      Subject to certain conditions and limitations, Canadian withholding taxes on dividends may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the Birks Class A voting shares will be treated as income from sources outside the United States and generally will constitute “passive income.” Special rules apply to certain individuals whose foreign source income during the taxable year consists entirely of “qualified passive income” and whose creditable foreign taxes paid or accrued during the taxable year do not exceed $300 ($600 in the case of a joint return). Further, in certain circumstances, a U.S. Holder that (1) has held Birks Class A voting shares for less than a specified minimum period during which it is not protected from risk of loss, (2) is obligated to make payments related to the dividends with respect to positions in substantially similar or related property or (3) holds the Birks Class A voting shares in arrangements in which the U.S. Holder’s expected economic profit, after non-U.S. taxes, is insubstantial will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on Class A voting shares.
      To the extent that the amount of any distribution exceeds Birks’ current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the Birks Class A voting shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by the U.S. Holder on a subsequent disposition of the Class A voting shares), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. Consequently, under the Code, a distribution in excess of Birks’ current and accumulated earnings and profits would not give rise to foreign source income and a U.S. Holder would not be able to use the foreign tax credit arising from any Canadian withholding tax imposed on that distribution unless that credit can be applied (subject to applicable limitations) against U.S. tax due on other foreign source income in the appropriate category for foreign tax credit purposes. Under the U.S.-Canada income tax treaty, however, the gain may be treated as foreign source income and therefore a different result may be achieved.
      With respect to certain U.S. Holders who are not corporations, including individuals, certain dividends received before January 1, 2009 from a qualified foreign corporation may be subject to reduced rates of taxation. A “qualified foreign corporation” includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the U.S. Treasury determines to be satisfactory for these purposes and which includes an exchange of information program. U.S. Treasury guidance indicates that the current income tax treaty between Canada and the United States meets these requirements, and Birks believes it is eligible for the benefits of that treaty. In addition, a foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares that are readily tradable on an established securities market in the United States. U.S. Treasury guidance indicates that Birks Class A voting shares, which are expected to be listed on the American Stock Exchange in connection with the merger, would, when so listed, be readily tradable on an established securities market in the United States. Individuals that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of the trading status of Birks Class A voting shares. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. U.S. Holders should consult their own tax advisors regarding the application of these rules given their particular circumstances. The rules governing the foreign tax credit are complex. Certain U.S. Holders of Birks Class A voting shares may not be able to claim a foreign tax credit with respect to amounts withheld for Canadian withholding taxes. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Exchange of Class A Voting Shares
      For U.S. federal income tax purposes, subject to the rules relating to PFICs described below, a U.S. Holder generally will recognize taxable gain or loss on any sale or exchange of Birks Class A voting shares in an amount equal to the difference between the amount realized for the Birks Class A voting shares and the U.S. Holder’s tax basis in such shares. This gain or loss will be capital gain or loss and generally will be treated as U.S. source gain or loss. Long-term capital gains recognized by certain U.S. Holders who are not corporations, including individuals, generally will be subject to a maximum rate of U.S. federal income tax or 15%. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company
      Birks believes that Birks Class A voting shares should not be treated as stock of a PFIC for U.S. federal income tax purposes, and it expects to continue its operations in such a manner that it will not be a PFIC. In general, a company is considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income. The 50% of value test is based on the average of the value of Birks’ assets for each quarter during the taxable year. If Birks owns at least 25% by value of another company’s stock, it will be treated, for purposes of the PFIC rules, as owning its proportionate share of the assets and receiving its proportionate share of the income of that company. Based on the nature of the income, assets and activities of Birks, and the manner in which it plans to operate its business in future years, Birks does not expect that it will be classified as a PFIC for any taxable year.
      If, however, Birks is or becomes a PFIC, U.S. Holders could be subject to additional U.S. federal income taxes on gain recognized with respect to the Birks Class A voting shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred by the U.S. Holder under the PFIC rules.

Backup Withholding and Information Reporting
      In general, information reporting requirements will apply to dividends in respect of Birks Class A voting shares or the proceeds received on the sale, exchange, or redemption of Birks Class A voting shares paid within the United States (and in certain cases, outside of the United States) to U.S. Holders other than certain exempt recipients (such as corporations), and a 28% backup withholding tax may apply to these amounts if the U.S. Holder fails to provide an accurate taxpayer identification number, to report dividends required to be shown on its U.S. federal income tax returns or, in certain circumstances, to comply with applicable certification requirements. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a refund or credit against the U.S. Holder’s U.S. federal income tax liability, provided that the required information or appropriate claim for refund is furnished to the Internal Revenue Service.
MATERIAL CANADIAN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER
      The following discussion is a summary of the material Canadian federal income tax considerations under the Income Tax Act (Canada) (referred to in this proxy statement/ prospectus as the Canadian Tax Act) of the conversion of Mayor’s common stock into Birks Class A voting shares (and cash in lieu of a fractional Birks Class A voting share) in the merger and the ownership of Birks Class A voting shares received pursuant to the merger, generally applicable to holders of Mayor’s common stock who, for purposes of the Canadian Tax Act and at all relevant times, are not and are not deemed to be resident in Canada, hold Mayor’s common stock and will hold Birks Class A voting shares as capital property, deal at arm’s length with Birks and Mayor’s and who do not use or hold and are not deemed to use or hold Mayor’s common stock or the Birks Class A voting shares in connection with carrying on business in Canada and for whom neither Mayor’s common stock nor the Birks Class A voting shares are “designated insurance property” under the Canadian Tax Act (referred to in this proxy statement/ prospectus as Non-resident holders). This discussion does not apply to a non-resident insurer that carries on business in Canada and elsewhere.
      This summary is based upon the current provisions of the Canadian Tax Act, the regulations under the Canadian Tax Act, all specific proposals to amend the Canadian Tax Act and the regulations publicly announced by the Minister of Finance prior to the date of this proxy statement/ prospectus and the current published administrative and assessing practices of the Canada Revenue Agency. This summary does not otherwise take into account or anticipate any change in law, whether by legislative, governmental or judicial action, nor does it take into account or consider any provincial, territorial or foreign income tax legislation or considerations.
      This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to holders of Mayor’s common stock. Accordingly, holders of Mayor’s common stock should consult their own tax advisors with respect to their particular circumstances.

Conversion of Mayor’s Common Stock
      The conversion of Mayor’s common stock into Birks Class A voting shares (and cash in lieu of a fractional share) pursuant to the merger will not give rise to tax for a Non-resident holder under the Canadian Tax Act.

Dividends on Birks Class A Voting Shares
      Dividends paid or credited (or deemed to have been paid or credited) on the Birks Class A voting shares to a Non-resident holder will be subject to non-resident withholding tax under the Canadian Tax Act of 25% of the gross amount of those dividends (subject to reduction in accordance with an applicable international tax treaty between Canada and the Non-resident holder’s country of residence). Where the Non-resident holder is a resident of the United States for purposes of the Canada-United States Income Tax Convention (1980) (referred to in this proxy statement/ prospectus as the Convention), the rate of this withholding tax is generally reduced to 15%. Under the Convention, dividends paid to certain religious, scientific, literary, educational or charitable organizations and certain pension organizations that are resident in, and generally exempt from taxation by, the United States, are generally exempt from Canadian non-resident withholding tax. Provided that certain administrative procedures are observed by such an organization, Birks would not be required to withhold tax from dividends paid or credited to the organization.

Disposition of Birks Class A Voting Shares
      A Non-resident holder will not be subject to tax under the Canadian Tax Act in respect of any capital gain realized by that Non-resident holder on a disposition of a Birks Class A voting share, unless the Birks Class A voting share constitutes “taxable Canadian property” of the Non-resident holder for purposes of the Canadian Tax Act and the Non-resident holder is not entitled to relief under an applicable tax treaty. Provided that, at the time of disposition, the Birks Class A voting shares are listed on a prescribed stock exchange (which includes the Toronto Stock Exchange and the American Stock Exchange), the Birks Class A voting shares will generally not constitute taxable Canadian property to a Non-resident holder unless, at any time during the 60-month period immediately preceding the disposition of the Birks Class A voting shares, the holder, persons with whom the holder does not deal at arm’s length or the holder together with those persons, owns not less than 25% of the issued shares of any class or any series of shares of the capital stock of Birks.
      Even if the Birks Class A voting shares are taxable Canadian property to a Non-resident holder, the Convention will generally exempt a Non-resident holder who is a resident of the United States for purposes of the Convention from tax under the Canadian Tax Act on any capital gain arising on the disposition of a Birks Class A voting share unless the value of the Birks Class A voting shares at the time of disposition is derived principally from real property situated in Canada.
MERGER FEES, COSTS AND EXPENSES
      All expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement will be paid by the party incurring such expenses, whether or not the merger or any other transaction is consummated, except that Mayor’s and Birks will each pay one-half of all expenses relating to printing, filing and mailing the registration statement and this proxy statement/ prospectus and all SEC and other regulatory filing fees incurred in connection with the registration statement and this proxy statement/ prospectus. In the event, however, the merger agreement is terminated by Mayor’s (i) upon the registration statement not being declared effective under the Securities Act of 1933 by December 31, 2005 for reasons unrelated to Mayor’s and its subsidiaries, or (ii) upon Birks Class A voting shares not being authorized for listing on the American Stock Exchange for reasons unrelated to Mayor’s and its subsidiaries, Birks will reimburse Mayor’s for all of Mayor’s expenses.
NO DISSENTERS’ RIGHTS OF APPRAISAL
      The Delaware General Corporation Law, referred to in this proxy statement/ prospectus as the DGCL, provides that in some mergers, stockholders who do not vote in favor of a merger and who comply with a series of statutory requirements have the right to receive, instead of the merger consideration, the fair value of their shares as appraised by the Delaware Court of Chancery, payable in cash. However, this right to appraisal is not available under the DGCL to holders of Mayor’s common stock in connection with the merger because Mayor’s common stock will be listed on the American Stock Exchange on the record date for the special and annual meeting and Birks Class A voting shares will be listed on the American Stock Exchange at the time of the merger.
STOCK EXCHANGE LISTING
      Birks Class A voting shares are not currently listed for trading on any U.S. or foreign stock exchange. Birks is obligated under the merger agreement to promptly prepare and submit to the American Stock Exchange a listing application covering the Birks Class A voting shares, including the Birks Class A voting shares issued in the merger and pursuant to Mayor’s options and warrants that will be converted to Birks stock options and Birks warrants pursuant to the merger agreement. Birks is obligated to use its reasonable best efforts to cause the Birks Class A voting shares to be approved for listing on the American Stock Exchange. In addition, it is a condition to the closing of the merger that these shares be approved for listing on the American Stock Exchange, subject to official notice of issuance. Birks has filed an original listing application with the American Stock Exchange and Birks Class A voting shares have been approved for trading on the American Stock Exchange, subject to customary qualifications, under the symbol “BMJ”. Mayor’s common stock will be delisted from the American Stock Exchange following consummation of the merger.
RESALE OF BIRKS CLASS A VOTING SHARES
      U.S. Resale Requirements. The Birks Class A voting shares issued in the merger will not be subject to any restrictions on transfer arising under the Securities Act, except for shares issued to any Mayor’s stockholder who may be deemed to be an “affiliate” of Birks or Mayor’s for purposes of Rule 144 or Rule 145 under the Securities Act. It is expected that each affiliate will enter into an agreement with Mayor’s providing that the affiliate will not transfer any Birks Class A voting shares received in the merger except in compliance with the Securities Act.
      Canadian Resale Requirements. Birks is not currently a reporting issuer (or the equivalent) with any Canadian provincial or territorial securities regulatory authority. Accordingly, Birks Class A voting shares, including the Class A voting shares issued pursuant to the merger agreement, will not be freely tradeable in Canada and will be subject to substantial restrictions on transfer under applicable Canadian securities legislation.

THE MERGER AGREEMENT
      The following is a summary of selected provisions of the merger agreement. While Mayor’s and Birks believe this description covers the material terms of the merger agreement, it may not contain all the information that is important to you, and it is qualified in its entirety by reference to the merger agreement, which is incorporated by reference in its entirety and attached to this proxy statement/ prospectus as Appendix A. We urge you to read the merger agreement in its entirety. In the event of any discrepancy between the terms of the merger agreement and the following summary, the merger agreement will control.
Structure of the Merger
      If the holders of Mayor’s voting stock approve and adopt the merger agreement and all other conditions to the merger are satisfied or waived, Merger Co. will be merged with and into Mayor’s. After the merger, Mayor’s will be the surviving corporation and will be a wholly-owned subsidiary of Birks.
Effective Time of the Merger
      The merger will become effective when the certificate of merger is duly filed with the Secretary of State of the State of Delaware or at a later time agreed upon by the parties and specified in the certificate of merger. The filing of the certificate of merger will take place as soon as practicable after the closing of the merger.
Closing
      Unless the parties agree otherwise, the closing of the merger will occur as promptly as practicable after satisfaction or waiver of all closing conditions. See “— Conditions to the Merger” below.
Surviving Corporation Governing Documents, Officers and Directors
      Surviving Corporation Governing Documents. At the effective time of the merger, the certificate of incorporation of Mayor’s will be amended and restated to be the same as the certificate of incorporation of Merger Co. in effect immediately prior to the effective time of the merger, except that the name of the surviving corporation will be Mayor’s Jewelers, Inc. At the effective time of the merger, the by-laws of Mayor’s will be amended and restated to be the same as the by-laws of Merger Co. in effect immediately prior to the effective time of the merger.
      Surviving Corporation Officers and Directors. Immediately following the effective time of the merger, the officers of the surviving corporation will be Mayor’s officers immediately prior to the effective time of the merger. Immediately following the effective time of the merger, the directors of the surviving corporation will be Merger Co.’s directors as of the date of the merger agreement.
Merger Consideration
      Conversion of Mayor’s Common Stock. The merger agreement provides that each share of Mayor’s common stock issued and outstanding immediately prior to the effective time of the merger (other than treasury stock of Mayor’s and Mayor’s common stock owned by Birks) will be converted into the right to receive 0.08695 Birks Class A voting shares, together with any cash paid for fractional shares. See “— Fractional Birks Class A Voting Shares” below.
      Cancellation of Treasury Stock. Shares of Mayor’s common stock held by Mayor’s in treasury will be canceled in the merger, and no Birks Class A voting shares or other consideration will be delivered in exchange for such treasury stock.
      Conversion of Merger Co. Stock. All shares of Merger Co. common stock outstanding immediately prior to the effective time of the merger will be canceled in the merger, and no Birks Class A voting shares or other consideration will be delivered in exchange for such Merger Co. stock.

      Fractional Birks Class A Voting Shares. Birks will not issue fractional Birks Class A voting shares in the merger. Instead, each holder of shares of Mayor’s common stock who would otherwise be entitled to a fraction of a Birks Class A voting share as merger consideration will be paid cash in an amount equal to the product obtained by multiplying (1) such fractional interest, by (2) the average closing price for Birks Class A voting shares on the American Stock Exchange on the 20 consecutive trading days beginning on and including the trading day immediately following the date of the effective time of the merger.
      Options, Warrants and Other Stock Awards. Each option and warrant to acquire shares of Mayor’s common stock and all other Mayor’s stock-based awards which have been granted pursuant to a Mayor’s stock plan and which are outstanding immediately prior to the effective time of the merger will be converted into an option, warrant or other award to acquire the number of Birks Class A voting shares obtained by multiplying (x) the number of shares of Mayor’s common stock subject to Mayor’s option, warrant or other stock-based award by (y) the exchange ratio of 0.08695 (rounded downward to the nearest whole share). The per share exercise price of converted stock options or warrants will be obtained by dividing (A) the per share exercise price of Mayor’s option or warrant by (B) the exchange ratio of 0.08695 (rounded upward to the nearest whole cent). In addition, all shares of Mayor’s restricted common stock granted under a Mayor’s stock plan and outstanding immediately prior to the effective time of the merger will be converted into Birks Class A voting shares and be governed by the same terms and conditions as those in effect immediately prior to the effective time of the merger under the relevant Mayor’s stock plan.
      Lost, Stolen or Destroyed Certificates. Upon the making of an affidavit that a certificate representing shares of Mayor’s common stock has been lost, stolen or destroyed, and at Birks’ option upon the delivery of an indemnity bond, the exchange agent will issue the merger consideration and any dividends or other distributions in respect of the shares of Mayor’s common stock represented by the lost, stolen or destroyed certificates to which the holder is entitled.
      Certain Adjustments. If, between the date of the merger agreement and the effective time of the merger, the outstanding Birks Class A voting shares or Mayor’s common stock are increased, decreased, changed into or exchanged for a different class of stock through a reclassification, recapitalization, stock-split, reverse stock-split, split-up, combination or exchange of shares, a stock dividend or other stock distribution is declared with a record date in the period, an issuer tender offer or exchange offer is effected by Birks in violation of the covenants contained in the merger agreement, then the exchange ratio and merger consideration will be appropriately adjusted to provide Mayor’s stockholders the same economic effect as contemplated by the merger agreement prior to the relevant event.
Representations and Warranties
      The merger agreement contains representations and warranties made by Mayor’s to Birks relating to a number of matters, including the following:

•	corporate authorization and validity of the merger agreement and the inapplicability of anti-takeover statutes to the merger;

•	the absence of any conflict of the merger agreement with Mayor’s certificate of incorporation or by-laws, with applicable laws or with any agreement to which Mayor’s or any of its subsidiaries is a party and, subject to certain exceptions set forth in the merger agreement, the absence of governmental consents, filings and approvals necessary to complete the merger;

•	the approval by the special committee and Mayor’s board of directors of the merger agreement and the transactions contemplated by the merger agreement, the recommendation of the merger agreement by the special committee and Mayor’s board of directors to Mayor’s stockholders and the required vote by the stockholders of Mayor’s to complete the merger;

•	the receipt of the opinion of the financial advisor to the special committee as to the fairness, from a financial point of view, of the merger consideration to Mayor’s common stockholders; and

•	brokers’ and finders’ fees related to the merger.

      The merger agreement also contains representations and warranties by Birks and Merger Co. to Mayor’s relating to a number of matters, including the following:

•	amalgamation or incorporation, valid existence and qualification to do business of Birks and each of its subsidiaries, and Birks’ interests in its subsidiaries and certain partnerships and limited liability companies;

•	the amended charter and amended by-laws, or other organizational documents, of Birks being amended as specified in the merger agreement, being in full force and effect and Birks not being in conflict with such organizational documents;

•	Birks’ capitalization;

•	corporate authorization and validity of the merger agreement;

•	the absence of any conflict of the merger agreement with Birks’ amended charter or Birks’ amended by-laws, with applicable laws or with any agreement to which Birks or any of its subsidiaries is a party and, subject to certain exceptions set forth in the merger agreement, the absence of governmental consents, filings and approvals necessary to complete the merger;

•	Birks’ possession of all permits and regulatory approvals required to conduct its business, and compliance by Birks and its subsidiaries with all applicable foreign, federal, state and local laws;

•	the proper filing of documents with the SEC;

•	the accuracy of financial statements and absence of undisclosed liabilities;

•	the absence of material changes or events in the business of Birks;

•	the adequacy of internal control over financial reporting and the absence of any complaint or allegation with respect to questionable accounting or auditing practices;

•	the absence of material pending or threatened litigation outstanding against Birks or any of its subsidiaries;

•	employee benefit plans;

•	labor and employment matters;

•	title to real property, whether leased or owned;

•	ownership and validity of intellectual property rights;

•	tax matters and the payment of taxes;

•	various environmental matters, including compliance with environmental laws;

•	validity and effect of, and absence of defaults under, material contracts;

•	adequacy of insurance;

•	customers and suppliers;

•	the absence of certain unlawful business practices;

•	interested party transactions;

•	a vote of Birks’ shareholders not being required to consummate the merger;

•	accounts receivables;

•	inventories;

•	Merger Co.’s operations; and

•	brokers’ and finders’ fees related to the merger.

      Certain of Mayor’s and Birks’ representations and warranties are qualified as to materiality or “material adverse effect.” When used with respect to Mayor’s, Birks or the surviving corporation, “material adverse effect” means any material adverse change or effect on the financial condition, properties, assets, businesses or results of operations of that entity and its subsidiaries, taken as a whole, as applicable, other than any change or effect relating to:

•	general economic conditions or securities markets in general that do not have a disproportionate effect on Mayor’s or Birks, as applicable;

•	the industry in which Birks and Mayor’s operate that does not have a disproportionate effect on Mayor’s or Birks, as applicable; or

•	the public announcement of the merger agreement or the consummation of the transactions contemplated by the merger agreement.
Conduct of Business Pending the Merger
      Conduct of Mayor’s Business Pending Merger. Mayor’s has agreed that, until the termination of the merger agreement or the effective time of the merger, Mayor’s and its subsidiaries will operate their respective businesses in all material respects in the ordinary course of business and consistent with past practice, except as expressly contemplated by any provision of the merger agreement and except as directed or consented to by Birks or its affiliates or associates.
      Conduct of Birks’ Business Pending Merger. Birks has agreed that, until the termination of the merger agreement or the effective time of the merger, it will not do any of the following, except as expressly contemplated by any provision of the merger agreement, without the prior written consent of the special committee:

•	operate other than in the ordinary course of business and consistent with past practice or in a way that would cause it to be in default under its credit agreement;

•	change or amend its charter or by-laws;

•	issue, sell, or grant any shares of capital stock, or any options, warrants or rights to purchase or subscribe to, or enter into any arrangement with respect to the issuance or sale of any capital stock of Birks or any rights or obligations convertible into or exchangeable for any such shares;

•	split, combine or reclassify any of its capital stock or otherwise make any changes to its capital structure;

•	declare, pay, or set aside for payment any dividend or other distribution in respect of the capital stock or other equity securities of Birks or any of its subsidiaries or redeem, purchase, or otherwise acquire any shares of the capital stock or other securities of Birks or any of its subsidiaries or rights or obligations convertible into or exchangeable for any shares of the capital stock or other securities of Birks or any of its subsidiaries or obligations convertible into such, or any options, warrants, or other rights to purchase or subscribe to any of the foregoing;

•	increase the wages, salaries compensation, or other benefits payable to any officer, employee or director of Birks, pay any pension or retirement allowance not required by existing agreement or applicable law, pay any bonus not consistent with past practice or required by an existing agreement or applicable law, become a party to or amend or commit itself to any other benefit agreement not required by existing agreement or applicable law, or accelerate the vesting of any stock options previously granted, other than in the ordinary course of business consistent with past practice;

•	sell, license, lease, encumber, assign, or otherwise dispose of, abandon, or fail to maintain any material assets or rights or agreements other than in the ordinary course of business consistent with past practice;

•	enter into any new line of business;

•	acquire or agree to acquire a substantial equity interest in or a substantial portion of the assets of any business or any division thereof;

•	create, renew, amend, terminate, or fail to perform any material obligations under or waive or release any material rights under or give notice of a proposed renewal, amendment, waiver, release or termination of, any material contract, agreement, or lease for goods, services or office space to which Birks is a party other than in the ordinary course of business and with prior notice to Mayor’s;

•	cause any material insurance policy naming Birks as a beneficiary or loss payable payee to be cancelled or terminated, or cause Birks’ directors and officers liability insurance policy to be cancelled, terminated, or otherwise not renewed or replaced without an equivalent amount of coverage on no less favorable terms to Birks;

•	adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Birks or any of its subsidiaries;

•	make any material election relating to taxes or change any tax accounting method, or settle any liability relating to taxes other than in the ordinary course of business consistent with past practice;

•	engage in any action that could be expected to cause the merger to fail to qualify as a “reorganization” under section 368(a) of the Code or result in the application of Section 367(a)(1) of the Code to any person other than a 5% transferee shareholder;

•	take any action to cause Birks’ representations and warranties to be untrue in any material respect

•	take any action that would reasonably be likely to materially delay the merger; or

•	agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the foregoing actions.
Additional Agreements
      Registration Statement; Proxy Statement. Birks and Mayor’s have agreed that as promptly as practicable after the execution of the merger agreement they would prepare and file with the SEC (1) the proxy statement to be sent to Mayor’s stockholders relating to the special and annual meeting and (2) a registration statement on Form S-4 in connection with the registration under the Securities Act of the Birks Class A voting shares to be issued pursuant to the merger. Birks and Mayor’s have agreed to use their reasonable best efforts to cause the registration statement to become effective as promptly as practicable and thereafter to mail this proxy statement/ prospectus to Mayor’s stockholders.
      Mayor’s has also agreed that neither Mayor’s board of directors nor the special committee will withdraw or modify, or propose to withdraw or modify, in a manner adverse to Birks, its approval and recommendation of the merger agreement and the merger unless the board of directors or special committee determines in its good faith judgment and after consultation with outside legal counsel that the failure to so withdraw or modify its approval and recommendation of the merger agreement and the merger would be inconsistent with its fiduciary duties.
      The parties have further agreed that at (1) the time the registration statement was declared effective, (2) the time this proxy statement/ prospectus was first mailed, (3) the time of the special and annual meeting and (4) the time the merger is effective, the information such party provided for inclusion in this proxy statement/ prospectus would not contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.
      Stockholder Meeting. The merger agreement requires Mayor’s to call and hold a meeting of its stockholders to approve and adopt the merger agreement. Mayor’s, however, is not required to hold a meeting if the special committee or the board of directors of Mayor’s withdraws its recommendation. See “— Termination” below.

      Access to Information and Confidentiality. The parties have agreed to provide each other with reasonable access to their and their subsidiaries’ respective properties, books, contracts, records and other information, subject to applicable law and confidentiality obligations.
      Indemnification and Directors’ and Officers’ Insurance. Birks has agreed that, for six years following the effective time of the merger, it will indemnify and hold harmless Mayor’s directors and officers and maintain directors’ and officers’ liability insurance as described under “The Merger — Indemnification and Insurance”; provided, however, that in no event shall Birks be required to expend more than an amount per year equal to 200% of current annual premiums paid by Mayor’s for such insurance.
      Notification. The parties have agreed to notify each other of certain written communications, notices and proceedings related to the merger.
      Mayor’s Affiliates. Mayor’s has agreed to use its reasonable best efforts to cause its affiliates to deliver letters from such affiliates acknowledging the transfer restrictions under Rule 145 of the Securities Act with respect to any Birks Class A voting shares received by such affiliate pursuant to the merger.
      Further Action; Reasonable Efforts. Each of Mayor’s, Birks and Merger Co. has agreed to use its respective reasonable efforts to take all necessary actions to comply promptly with all legal requirements which may be imposed on that party with respect to the merger and to consummate the transactions contemplated by the merger agreement as promptly as practicable.
      Plan of Reorganization. Each party has agreed to use its reasonable efforts to cause the merger to qualify as a reorganization within the meaning of Section 368(a) of the Code to which, in the case of any person other than a five-percent transferee shareholder, Section 367(a)(1) of the Code does not apply.
      Obligations of Merger Co. Birks has agreed to take all action necessary to cause Merger Co. to perform its obligations under the merger agreement and to consummate the merger on the terms and subject to the conditions set forth in the merger agreement.
      Consents of Accountants. Mayor’s and Birks have agreed to use all reasonable efforts to cause to be delivered to each other consents from their respective independent auditors with respect to the inclusion of reports by such auditors in the registration statement.
      AMEX Listing. Birks has agreed to promptly prepare and submit to the American Stock Exchange a listing application covering the Birks Class A voting shares outstanding and to be issued in connection with the merger and to use its reasonable efforts to obtain, prior to the effective time of the merger, approval for the listing of the Birks Class A voting shares, subject to official notice of issuance to the American Stock Exchange.
      Public Announcements. Mayor’s and Birks have agreed to use their reasonable best efforts to consult with each other before issuing communications with respect to the merger.
      Birks Board of Directors. Birks has agreed that its board of directors will consist of a majority of independent directors within one year of completion of the merger.
      Mayor’s Stock Held by Birks. Birks has agreed not to transfer, sell or otherwise dispose of any of the shares of Mayor’s common stock or preferred stock that it owns in advance of the merger, and will vote all such stock in favor of the approval and adoption of the merger agreement at Mayor’s stockholders’ meeting.
Conditions to the Merger
      The respective obligations of Birks, Mayor’s and Merger Co. to complete the merger are subject to the satisfaction of certain conditions. Any waiver or determination to be made by Mayor’s with respect to these conditions requires the approval of the special committee.

      Conditions to Each Party’s Obligation to Effect the Merger. The obligations of Birks, Mayor’s and Merger Co. to complete the merger are conditioned upon the following conditions being satisfied (or waived by the other party):

•	the registration statement of which this proxy statement/ prospectus is a part having been declared effective under the Securities Act of 1933, and no stop order or proceeding seeking a stop order being pending by or before the SEC;

•	Mayor’s disinterested stockholders having affirmatively voted to approve and adopt the merger agreement by the requisite vote;

•	no injunction, order or other legal restraint or prohibition preventing the consummation of the merger being in effect;

•	Birks Class A voting shares having been authorized for listing on the American Stock Exchange; and

•	the fairness opinion obtained from Houlihan Lokey having not been withdrawn, revoked, annulled or materially modified.
      Conditions to Obligations of Birks and Merger Co. The obligations of Birks and Merger Co. to effect the merger depend upon the following additional conditions being satisfied (or waived by Birks) prior to the closing of the merger:

•	the representations and warranties of Mayor’s being true and correct in all material respect as of the effective time of the merger as if made at the effective time of the merger (except that any representation or warranty that is qualified by materiality will be read without such materiality qualifications) and Birks having received a certificate from Mayor’s to this effect;

•	Mayor’s having performed in all material respects all of its obligations under the merger agreement, and Birks having received a certificate from Mayor’s to this effect;

•	all consents, approvals and authorizations legally required to be obtained to consummate the merger from all Governmental Authorities, and all consents from specified third parties, having been obtained;

•	Mayor’s not being subject to a material adverse effect as defined in the merger agreement; and

•	additional warrants to purchase Mayor’s common stock having been issued to Joseph A. Keifer, Marco Pasteris and Carlo Coda-Nunziante.
      Conditions to Obligations of Mayor’s. The obligation of Mayor’s to complete the merger depends on the following additional conditions being satisfied (or waived by Mayor’s):

•	the representations and warranties of Birks being true and correct in all material respect as of the effective time of the merger as if made at the effective time of the merger (except that any representation or warranty that is qualified by materiality will be read without such materiality qualifications) and Mayor’s having received a certificate from Birks to this effect;

•	Birks having performed in all material respects all of its obligations under the merger agreement, and Mayor’s having received a certificate from Mayor’s to this effect;

•	Mayor’s having received an opinion of Holland & Knight LLP, Mayor’s legal counsel, or King & Spalding LLP, legal counsel to the special committee, stating that (i) the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and each of Birks and Mayor’s will be a party to the reorganization, and (ii) the conversion of Mayor’s common stock into Birks Class A voting shares in the merger will not result in the recognition of gain under Section 367 of the Code (except, under certain circumstances, in the case of a person who owns, actually or constructively, 5% or more of the voting power or value of the outstanding stock of Birks following the merger);

•	Mayor’s having obtained the affirmative vote of the required majority of Mayor’s voting stock in favor of the merger at Mayor’s stockholders’ meeting;

•	Birks’ Articles of Amalgamation and Birks’ By-laws being amended as specified in the merger agreement;

•	Birks not being subject to a material adverse effect as defined in the merger agreement;

•	all consents, approvals and authorizations legally required to be obtained to consummate the merger from all Governmental Authorities, and all consents from specified third parties, having been obtained;

•	all of the issued and outstanding Series A preferred shares of Birks and $5,000,000 aggregate principal amount of secured convertible notes of Birks having been converted into Birks Class A voting shares and Birks Class B multiple voting shares;

•	warrants to purchase Mayor’s common stock having been amended to eliminate the application of anti-dilution provisions; and

•	the employment agreement or other documents between Birks and Thomas A. Andruskevich having been amended to eliminate the application of certain anti-dilution provisions to the future issuance of stock based compensation after the merger is consummated.
      The waiver by Mayor’s of a material condition, such as the requirement that Birks Class A voting shares have been authorized for listing on the American Stock Exchange or the delivery of an opinion from legal counsel that the merger is not taxable to Mayor’s stockholders, would require Mayor’s to recirculate the proxy statement/prospectus and resolicit approval for the merger from the Mayor’s stockholders.
Termination, Amendment and Waiver
      Termination. The merger agreement may be terminated at any time prior to the completion of the merger by action taken or authorized by the board of directors of Birks or the special committee of Mayor’s:

•	by mutual written consent of Birks and Mayor’s; or

•	by either Birks or Mayor’s if:

•	the merger is not effective by December 31, 2005; provided that the right to terminate will not be available to any party whose failure to fulfill any obligation under the merger agreement has been the cause of, or resulted in, the failure of the merger to be completed by such date;

•	a governmental entity of competent jurisdiction has issued an order or injunction or has issued any other restraint or prohibition preventing consummation of the merger;

•	Mayor’s stockholders fail to approve and adopt the merger agreement at the special and annual meeting (or any adjournment or postponement of the special and annual meeting);

•	the other party breaches any representation, warranty, covenant or agreement such that the terminating party’s closing conditions are not satisfied and the breach is either not reasonably capable of being cured or has not been cured prior to 15 days after notice of the breach; or

•	the special committee or Mayor’s board of directors fails to recommend or withdraws, modifies or qualifies in any manner adverse to Birks its recommendation of the approval and adoption of the merger agreement, or the fairness opinion obtained from Houlihan Lokey is withdrawn, revoked, annulled or materially modified.
      Any waiver or determination to be made by Mayor’s with respect to the termination of the merger agreement requires the approval of the special committee.
      Effect of Termination. If the merger agreement is terminated as described above, the agreement will be void, and there will be no liability or obligation of Mayor’s or Birks or their respective officers and directors except as to prior breaches of the merger agreement, confidentiality, fees and expenses (including brokers’ and finders’ fees) described below.

      Fees and Expenses. All expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement will be paid by the party incurring such expenses, whether or not the merger or any other transaction is consummated, except that Mayor’s and Birks will each pay one-half of all expenses relating to printing, filing and mailing the registration statement and this proxy statement/ prospectus and all SEC and other regulatory filing fees incurred in connection with the registration statement and this proxy statement/ prospectus; provided, however, that in the event the merger agreement is terminated by Mayor’s (i) upon the registration statement not being declared effective under the Securities Act of 1933 by December 31, 2005 for reasons unrelated to Mayor’s and its subsidiaries, or (ii) upon Birks Class A voting shares not being authorized for listing on the American Stock Exchange for reasons unrelated to Mayor’s and its subsidiaries, Birks will reimburse Mayor’s for all of Mayor’s expenses.
      Amendment. The merger agreement may be amended in writing by the parties by action taken or authorized by their respective boards of directors at any time before or after the approval and adoption of the merger agreement by Mayor’s stockholders. However, following that approval and adoption, no amendment may be made that by applicable law or in accordance with the rules of the American Stock Exchange requires further approval by such stockholders without first obtaining that further stockholder approval.
      Waiver. At any time prior to the effective time of the merger, either party to the merger agreement may, in writing, extend the time for the performance of any obligation or other act of any other party, waive any inaccuracy in the representations and warranties of any other party and waive compliance with any agreement of any other party or any condition to its own obligations.
General Provisions
      Non-Survival of Representations and Warranties. The representations, warranties and agreements in the merger agreement and in any certificate delivered pursuant the merger agreement shall terminate at the time the merger is effective, except that the agreements with respect to confidentiality and the general provisions will survive.
      Governing Law. The merger agreement is governed by Delaware law and the parties agreed to submit to the jurisdiction of the Delaware Chancery Court.

COMPARISON OF STOCKHOLDER RIGHTS
      The rights and privileges of holders of Mayor’s common stock are currently governed principally by:

•	the laws of Delaware, particularly the Delaware General Corporation Law, referred to in this proxy statement/ prospectus as the DGCL;

•	Mayor’s Certificate of Incorporation, referred to in this proxy statement/ prospectus as Mayor’s charter or Mayor’s certificate of incorporation; and

•	Mayor’s By-laws, referred to in this proxy statement/ prospectus as Mayor’s by-laws.
      As a result of the merger, holders of Mayor’s common stock who receive Birks Class A voting shares will have the rights and privileges of those shares governed principally by:

•	the Canada Business Corporations Act, referred to in this proxy statement/ prospectus as the CBCA;

•	Birks’ amended Articles of Amalgamation, which is referred to in this proxy statement/ prospectus as Birks’ amended charter; and

•	Birks’ amended By-laws, which are referred to in this proxy statement/ prospectus as Birks’ amended by-laws.
      While the rights and privileges of shareholders of a corporation amalgamated under the CBCA such as Birks are, in many instances, comparable to those of stockholders of a Delaware corporation such as Mayor’s, there are material differences. The following is a summary of the material differences between the rights of holders of Mayor’s common stock and the rights of holders of Birks Class A voting shares, as of the date of this proxy statement/ prospectus. These differences arise principally from differences between the DGCL and the CBCA and between Mayor’s charter and by-laws and Birks’ amended charter and amended by-laws.
      This summary does not purport to be complete and is qualified in its entirety by reference to the DGCL and the CBCA and the charters and by-laws of Mayor’s and the amended charter and amended by-laws of Birks.
Classes and Series of Capital Stock

Mayor’s
      Under Mayor’s charter, Mayor’s may issue up to 50,000,000 shares of common stock, 5,000,000 shares of preferred stock and 1,000 shares of non-voting common stock. As of the date of this proxy statement/ prospectus, 36,991,592 shares of Mayor’s common stock and 15,050 shares of Mayor’s preferred stock were outstanding. As of the date of this proxy statement/ prospectus, no shares of Mayor’s non-voting preferred stock were issued and outstanding.

Birks
      Under Birks’ amended charter, Birks will be authorized to issue an unlimited number of Class A voting shares without nominal or par value, an unlimited number of Class B multiple voting shares without nominal or par value, and an unlimited number of preferred shares, issuable in one or more series, without nominal or par value. Upon consummation of the merger, approximately 3,491,474 Class A voting shares, 7,717,970 Class B multiple voting shares and no Birks preferred shares will be issued and outstanding. For a description of the different classes of shares Birks may issue, see “Description of Birks Capital Stock.”
Annual Meetings of Stockholders

Mayor’s
      Under the DGCL, if a corporation does not hold an annual meeting for the election of directors on the date, if any, designated in the corporation’s certificate of incorporation or by-laws, the directors must hold such a meeting as soon after that date as may be convenient. If a corporation fails to hold an annual meeting for a period of thirty days after the designated date, or, if no date is designated, for a period of thirteen months after the last annual meeting or written consent to elect directors in lieu of an annual meeting, the Delaware Court of Chancery may summarily order a meeting to be held upon application of any stockholder or director. The shares of stock represented at a meeting called by the Delaware Court of Chancery either in person or by proxy and entitled to vote at the meeting constitute a quorum for the purposes of the meeting, even if the corporation’s certificate of incorporation or by-laws provide for a different quorum requirement. The DGCL does not permit a stockholder to call an annual meeting other than by application to the Delaware Court of Chancery. Mayor’s by-laws provide that the annual meeting will be held in the third week of the month of May or at such other date, time and place designated by the board of directors.

Birks
      Under the CBCA, the directors of Birks must call an annual meeting of shareholders not later than 15 months after the last preceding annual meeting and not later than six months after the end of Birks’ financial year. Subject to certain provisions of the CBCA, the holders of not less than 5% of the issued and outstanding shares of Birks that carry the right to vote at the meeting sought to be held may request that the directors call an annual meeting. If the directors do not call the meeting within 21 days after receiving the requisition, any shareholder who signed such requisition may call the meeting. The CBCA gives holders a similar right to call a special meeting of shareholders, as described under the caption “Special Meetings of Stockholders” below. If for any reason it is impracticable to call a meeting or to conduct a meeting in the manner in which it is otherwise to be called or as prescribed by Birks’ amended by-laws or the CBCA, any director or shareholder entitled to vote at that meeting may apply to a court for an order calling the meeting and setting forth the manner to hold and conduct the meeting. The CBCA requires meetings of shareholders to be held in Canada unless the charter specifies a place outside of Canada where such meetings may be held. Birks’ amended charter provides that shareholders meetings can also be held in the greater metropolitan area of any city having a population of more than 80,000 inhabitants in the United States.
Special Meetings of Stockholders

Mayor’s
      Under the DGCL, special meetings of stockholders may be called only by the board of directors or other persons authorized by the certificate of incorporation or by-laws. Mayor’s by-laws permit only the following persons to call a special meeting (which meeting may be called at any time):

•	the president; or

•	the board of directors pursuant to a resolution approved by a majority of the board.

Birks
      Under the CBCA, special meetings of shareholders may be called at any time by the board of directors. Birks’ amended by-laws provide that special meetings may also be convened by order of the chairman of the board of directors, the president or a vice-president who is a director. In addition, subject to certain provisions of the CBCA, the holders of not less than 5% of the issued and outstanding shares of Birks that carry the right to vote at the meeting sought to be held may request that the directors call a meeting of shareholders for any purpose. If the directors do not call the meeting within 21 days after receiving such a requisition, any shareholder who signed the requisition requesting the directors to call the meeting may call the meeting. The CBCA also requires meetings of shareholders to be held in Canada, unless the charter specifies a place outside of Canada where such meeting may be held. Birks’ amended charter provides that shareholders meetings can also be held in the greater metropolitan area of any city having a population of more than 80,000 inhabitants in the United States.

Quorum of Stockholders

Mayor’s
      Under the DGCL, a quorum consists of a majority of the shares entitled to vote present in person or represented by proxy, unless the certificate of incorporation or by-laws provide otherwise. Mayor’s by-laws provide that the presence of a majority of the shares entitled to vote constitutes a quorum.

Birks
      Under the CBCA, unless the corporation’s by-laws otherwise provide, a quorum of shareholders is present at a meeting of shareholders, irrespective of the number of persons actually present at the meeting, if the holders of a majority of the shares who are entitled to vote are represented in person or by proxy at the meeting. Birks’ amended by-laws provide that the quorum for the choice of a chairman of the meeting and for the adjournment of the meeting will be one person present and holding or representing by proxy at least one issued voting share of the corporation. For all other purposes, the quorum at any meeting of shareholders will be met if persons being not less than two in number and holding or representing by proxy at least 50% of the total voting rights attached to the issued and outstanding shares entitled to vote at such meeting are present.
Stockholder Action Without a Meeting

Mayor’s
      As permitted by the DGCL, Mayor’s charter prohibits Mayor’s stockholders from taking any action by written consent. As a result, all actions of Mayor’s stockholders are required to be taken at a duly called annual or special meeting.

Birks
      Under the CBCA, shareholder action may be taken without a meeting of shareholders by written resolution signed by all shareholders who would be entitled to vote on the matter at a meeting of shareholders except with respect to a meeting called for the purpose of (1) removing a director or the auditor from office or (2) electing or appointing a director or auditor following the resignation, removal or expiry of term of office of the director or auditor where, in either case, the director or auditor has submitted a written statement giving the reasons why he opposes the proposed action or resolution.
Stockholder Nominations and Proposals

Mayor’s
      Mayor’s by-laws contain provisions governing stockholder nominations of persons for election as directors as well as stockholder proposals to be considered at an annual or special meeting. Under Mayor’s by-laws, for nominations and other proposals to be properly brought before an annual meeting, a stockholder generally must give notice to the Secretary of Mayor’s at least 30 days in advance of an annual meeting and with respect to a special meeting, by the tenth day following the date notice of the special meeting is first given. Such notice must contain certain information. A stockholder proposal to be considered at a stockholder meeting must be received by the Secretary of Mayor’s between 60 and 90 days prior to an annual meeting and with respect to a special meeting, by the tenth day following the date notice of the special meeting is first given. The stockholder notice must contain a brief description of business desired to be brought to the meeting.

Birks
      Under the CBCA, shareholder proposals may be submitted only at annual meetings of shareholders. A shareholder entitled to vote at an annual meeting of shareholders and who holds (1) at least 1% of the total number of outstanding voting shares of Birks or (2) shares having a fair market value of at least $2,000, may submit to Birks notice of any matter that the shareholder proposes to raise at the meeting and discuss at the meeting any matter in respect of which the person would have been entitled to submit a proposal. Birks is not required to set out the proposal in its management proxy circular if, among other things, the proposal is not submitted to Birks at least 90 days before the anniversary date of Birks’ previous annual meeting of shareholders. A shareholder proposal may include nominations for the election of directors if the proposal is signed by the holders of not less than 5% of the issued and outstanding shares that carry the right to vote at the meeting to which the proposal is to be presented, but this requirement does not preclude nominations made at a meeting of shareholders.
Access to Corporate Records, Financial Statements and Related Matters

Mayor’s
      Under the DGCL, any stockholder may for any proper purpose, inspect a corporation’s stock ledger, a list of its stockholders and its other books and records, and may make copies of and extracts from the record. A stockholder may exercise this right only upon written demand under oath. The inspection must occur during regular business hours.

Birks
      Under the CBCA, a corporation is required to make available to its shareholders and creditors and their personal representatives, specified books and records during usual business hours of the corporation. These persons may take extracts from these books and records free of charge. Birks, shareholders or creditors and their personal representatives may also obtain a list of Birks’ shareholders by paying a reasonable fee and submitting an affidavit certifying, among other things, that the list will only be used for the purposes set out in the CBCA.
Charter Amendments

Mayor’s
      Under the DGCL, unless its certificate of incorporation otherwise provides, amendments to a corporation’s certificate of incorporation generally require the approval of the holders of a majority of the outstanding stock entitled to vote following approval of the amendment by the board of directors of the corporation. In addition, if an amendment would adversely affect certain rights of holders of a particular class of stock, the approval of a majority of the outstanding stock of that class is required. Mayor’s charter requires a greater stockholder vote for some amendments to its charter. The affirmative vote of the holders of at least 80% of the outstanding Mayor’s stock generally entitled to vote in the election of directors, is required to amend provisions of Mayor’s charter governing:

•	the amendment of the by-laws;

•	the prohibition of stockholder action by written consent;

•	the board of directors and management of Mayor’s; and

•	business combinations (except that to amend the business combination provision of the charter, the affirmative vote of holders of not less than two-thirds of the outstanding Mayor’s stock entitled to vote that are not related to the business combination is required).

Birks
      Under the CBCA, any amendment to a corporation’s charter generally requires approval by special resolution. Generally speaking, such special resolution must be passed by a vote of not less than two-thirds of the votes cast by shareholders who voted in respect of the resolution or signed by all the shareholders entitled to vote on the resolution. However, if an amendment affects certain rights of holders of a particular class or series of shares, the approval of two-thirds of the outstanding shares of that class or series is required.

      Birks’ amended charter will prohibit any amendment to or alteration of Birks’ amended charter that would have an adverse effect on the holders of Birks Class A voting shares without (i) the consent of the majority of a committee of independent directors of Birks and (ii) the affirmative vote in favor of the approval of the amendment by the majority of the holders of Birks Class A voting shares (exclusive of any shares held by any related person (as defined in Birks’ amended charter) and its affiliates which is a party to the amendment or alteration) that cast a vote, in person or by proxy, at the annual or special meeting at which such amendment is considered. See “Description of Birks Capital Stock.”
By-Law Amendments

Mayor’s
      Under the DGCL, the power to adopt, amend or repeal by-laws is vested in the voting stockholders, although a corporation’s certificate of incorporation may also confer this power upon the board of directors to be shared with the stockholders. Mayor’s charter provides that the directors may adopt, amend or repeal Mayor’s by-laws, except so far as the by-laws otherwise provide and that any amendments made to the by-laws by the directors may be subsequently amended or repealed by the stockholders. The sections of the by-laws related to the calling of a special meeting, action by consent of stockholders, notice of agenda of stockholder meetings, the election of directors and indemnification insurance may not be amended or repealed without the affirmative vote of holders of at least 80% of the outstanding Mayor’s stock entitled to vote; provided, that Mayor’s continuing directors, by a two-thirds vote, may amend such provisions of the by-laws without the requirements of a shareholder vote.

Birks
      The CBCA provides that unless a corporation’s charter or by-laws otherwise provide, the directors may, by resolution, make, amend or repeal any by-laws that regulate the business or affairs of the corporation. Where the directors make, amend or repeal a by-law, they are required under the CBCA to submit the by-law, amendment or repeal to the shareholders at the next meeting of shareholders, and the shareholders may confirm, reject or amend the by-law, amendment or repeal by an ordinary resolution. An ordinary resolution is a resolution passed by a majority of the votes cast by shareholders who voted in respect of the resolution. A by-law, or an amendment or a repeal of a by-law, is effective from the date of the resolution of the directors until it is confirmed, amended or rejected by the shareholders.
      Birks’ amended charter prohibits any amendment to or alteration of Birks’ by-laws that would have an adverse effect on the holders of Birks Class A voting shares without (i) the consent of the majority of a committee of independent directors of Birks and (ii) the affirmative vote in favor of the approval of the amendment by the majority of the holders of Birks Class A voting shares (exclusive of any shares held by any related person (as defined in Birks’ amended charter) and its affiliates which is a party to the amendment or alteration) that cast a vote, in person or by proxy, at the annual or special meeting at which such amendment is considered. See “Description of Birks Capital Stock.”
Vote on Sale or Lease of Assets

Mayor’s
      Under the DGCL, Mayor’s board may, if authorized by a resolution adopted by the holders of a majority of the outstanding shares of Mayor’s stock entitled to vote, sell, lease or exchange all or substantially all of its property and assets.

Birks
      Under the CBCA, the sale of all or substantially all the assets of a corporation other than in the ordinary course of business requires the approval of the shareholders by special resolution. This resolution must be passed by a vote of not less than two-thirds of the votes cast by shareholders who voted in respect of the resolution, each share carrying the right to vote, whether or not it otherwise carries the right to vote. The holders of each class or series of shares which is affected differently by the transaction from the shares of any other class or series are entitled to vote separately as a class or series.
Vote on Extraordinary Corporate Actions

Mayor’s
      Under the DGCL, mergers and business combinations require the approval of the holders of at least a majority of the outstanding stock of the corporation entitled to vote on the transaction unless a greater percentage is required by the corporation’s certificate of incorporation. However, unless required by its certificate of incorporation, approval is not required by the holders of a corporation surviving a merger if:

•	the merger will not result in the issuance of shares representing more than 20% of its common stock outstanding immediately prior to the merger;

•	each share of its stock outstanding prior to the merger will be an identical share of stock following the merger; and

•	the merger agreement does not amend in any respect its certificate of incorporation.
      Additionally, stockholder approval is not required for either the acquired or, in most cases, the acquiring corporation in a merger if the corporation surviving the merger is at least the 90% parent of the acquired corporation. If the 90% parent is not the surviving corporation, however, the otherwise required vote of at least a majority of the parent’s outstanding stock entitled to vote is required to approve the merger. No vote of the holders of the subsidiary’s outstanding stock is required in these circumstances. In addition, unless required by its certificate of incorporation, approval of the holders of a corporation will not be required to approve a holding company reorganization of the corporation pursuant to the merger of that corporation with or into a single direct or indirect wholly-owned subsidiary of that corporation, if the merger complies with certain provisions of the DGCL applicable to “holding company” mergers.
      Mayor’s charter provides that any business combination, as defined in Mayor’s charter, be approved by the affirmative vote of holders of not less than two-thirds of the outstanding Mayor’s stock entitled to vote that are not related to the business combination. Such stockholders vote is not required if the business combination is approved by not less than two-thirds of Mayor’s continuing directors and certain other conditions are met. Because Birks is not deemed to be a related person, as defined in Mayor’s charter, the business combination provision does not apply to the merger.

Birks
      Under the CBCA, certain extraordinary corporate actions, such as certain amalgamations, continuances, and sales, leases or exchanges of all or substantially all the property of a corporation other than in the ordinary course of business, and other extraordinary corporate actions such as liquidations, dissolutions and (if not ordered by a court) arrangements, are required to be approved by special resolution. A special resolution is a resolution passed at a meeting by not less than two-thirds of the votes cast by the shareholders who voted in respect of the resolution. In certain cases, a special resolution to approve an extraordinary corporate action is also required to be approved separately by the holders of a class or series of shares, including in certain cases a class or series of shares not otherwise carrying voting rights.
      Additionally, Birks’ amended charter prohibits any business combination, as defined in such charter, unless holders of Birks Class A voting shares have the right to receive the same consideration, on a per share basis, whether cash, non-cash or some combination thereof, as that to be received by the holders of Class B multiple voting shares in connection with such transaction and to participate in the transaction on the same terms as the holders of Class B multiple voting shares in all other material respects. See “Description of Birks Capital Stock.”

Preemptive Rights

Mayor’s
      The DGCL provides that security holders of a corporation incorporated after July 3, 1967 only have preemptive rights if such rights are specifically provided in the corporation’s certificate of incorporation. Mayor’s charter does not provide for preemptive rights.

Birks
      The CBCA provides that shareholders may have a preemptive right if such a right is specifically provided in the corporation’s charter. Birks’ amended charter does not provide for preemptive rights.
Dividends

Mayor’s
      Under the DGCL, subject to any restriction contained in a corporation’s certificate of incorporation, the board of directors may declare, and the corporation may pay, dividends upon the shares of its capital stock either:

•	out of “surplus”; or

•	if there is no surplus, out of the net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year, unless net assets are less than the capital represented by all outstanding preferred stock.
      “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the board of directors. The capital of the corporation cannot be less than the aggregate par value of all issued shares of capital stock. Net assets equals total assets minus total liabilities. Mayor’s charter does not alter these provisions of the DGCL.

Birks
      Under the CBCA, a corporation may declare or pay a dividend unless there are reasonable grounds for believing that the corporation is or would be, after payment of the dividend, unable to pay its liabilities as they become due or the realizable value of the corporation’s assets would, as a result of the payment of the dividend, be less than the aggregate of its liabilities and stated capital. Additionally, Birks’ amended charter provides that holders of each class of common share, including holders of the Birks Class A voting shares and the Class B multiple voting shares, will have the right to receive the same dividends.
Appraisal and Dissent Rights

Mayor’s
      Stockholders of a Delaware corporation who dissent from a merger or consolidation of the corporation are entitled to appraisal rights in certain circumstances. Appraisal rights entitle the holder to receive in cash the fair value of his or her shares as appraised by the Delaware Chancery Court. However, stockholders do not have appraisal rights if the shares of stock they hold, at the record date for determination of stockholders entitled to vote at the meeting of stockholders to act upon the merger or consolidation, or on the record date with respect to action by written consent, are either:

•	listed on a national securities exchange or designated as a Nasdaq National Market security; or

•	held of record by more than 2,000 stockholders.

      Those stockholders, however, will have appraisal rights if the merger agreement requires that they receive for their shares of stock anything other than:

•	stock of the surviving corporation;

•	stock of another corporation which is either listed on a national securities exchange or designated as a Nasdaq National Market security or held of record by more than 2,000 stockholders;

•	cash in lieu of fractional shares; or

•	some combination of the above.
      Mayor’s charter and Mayor’s by-laws do not contain any additional provisions relating to dissenters’ rights of appraisal.

Birks
      The CBCA provides that shareholders of a corporation are entitled to vote on certain matters, to exercise dissent rights and to be paid the fair value of their shares in connection therewith. The matters giving rights to dissent rights include:

•	any amalgamation with another corporation (other than with certain affiliated corporations);

•	an amendment to a corporation’s charter to add, change or remove any provisions restricting the issue transfer or ownership of shares;

•	an amendment to a corporation’s charter to add, change or remove any restriction upon the business or businesses that such corporation may carry on;

•	a continuance under the laws of another jurisdiction;

•	a sale, lease or exchange of all or substantially all the property of a corporation other than in the ordinary course of business;

•	a going-private transaction or a squeeze-out transaction;

•	a court order permitting a shareholder to dissent in connection with an application to the court for an order approving an arrangement proposed by a corporation; or

•	certain amendments to a corporation’s charter that require a separate class or series vote, provided that a shareholder is not entitled to dissent if an amendment to a company’s charter is effected by a court order approving a reorganization or by a court order made in connection with an action for an oppression remedy.
      Under the CBCA, a shareholder may, in addition to exercising dissent rights, seek an oppression remedy for any act or omission of a corporation which is oppressive, unfairly prejudicial to or that unfairly disregards a shareholder’s interests.
Stock Repurchases

Mayor’s
      Under the DGCL, a corporation may not purchase or redeem its shares of capital stock when the capital of the corporation is impaired or if the purchase or redemption would cause any impairment of the capital of the corporation, provided that a corporation may purchase or redeem out of capital any of its own preferred shares (or any of its own shares if no preferred shares are outstanding) if the shares will be retired upon acquisition, the capital of the corporation will be reduced and the remaining assets of the corporation will be at least equal to its debts. Under the DGCL, a corporation may hold its own stock in treasury.

Birks
      Under the CBCA, a corporation may acquire its own shares unless there are reasonable grounds for believing that the corporation is or would be, after payment for such shares, unable to pay its liabilities as they become due or if the realizable value of the corporation’s assets would, as a result of the payment for such shares, be less than the aggregate of its liabilities and stated capital. Under the CBCA, a corporation that acquires its own shares must cancel such shares and must deduct from its stated capital account an amount equal to the stated capital attributable to the repurchased shares.
Number and Qualification of Directors

Mayor’s
      The DGCL provides that the minimum number of directors is one. The number of directors is fixed by or in the manner provided in the by-laws, unless the certificate of incorporation fixes the number of directors. If the certificate of incorporation fixes the number of directors, a change in the number may only be made by amendment to the certificate of incorporation. Mayor’s by-laws provide that Mayor’s must have at least 3 directors but not more than 13, but that the exact number of directors is to be fixed by the majority of Mayor’s board then in office. Mayor’s charter and Mayor’s by-laws establish a classified board, with each class being as nearly equal in number as possible. There are three staggered classes of directors with each class serving a three-year term.

Birks
      The CBCA requires that a corporation whose securities are publicly traded have at least three directors, at least two of whom are not officers or employees of such corporation or any of its affiliates. In addition, the CBCA requires that at least 25% of the directors of a corporation be resident Canadians. Birks’ amended charter and amended by-laws are consistent with those requirements.
      Under Birks’ amended charter, the minimum number of directors is three and the maximum number of directors is fifteen. Birks’ amended charter provides that a director’s term of office is from the date of the meeting at which he is elected or appointed until the next annual meeting following his election or nomination.
Filling Vacancies on the Board of Directors

Mayor’s
      The DGCL provides that vacancies in the board of directors and newly created directorships may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director, unless otherwise provided in the certificate of incorporation or by-laws. If the certificate of incorporation directs that a particular class of stock is to elect one or more directors, however, vacancies or newly created directorships of that class may be filled only by a majority of the directors elected to the class then in office, or by a sole remaining director elected to that class. If, at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the entire board, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the outstanding shares having the right to vote for these directors, order an election to be held to fill any vacancy or newly created directorship or to replace the directors chosen by the directors then in office. Mayor’s charter provides that vacancies and newly created directorships may be filled by a majority of the remaining directors then in office, even though less than a quorum, subject to the right of stockholders to fill a vacancy that has arisen as a result of the removal of the director for cause pursuant to a stockholder vote. See “— Removal of Directors” below. A director elected to fill a vacancy will hold office for the unexpired term of that director’s predecessor. A director elected to fill a newly created directorship will hold office for the remainder of the term of the class to which the director is elected.

Birks
      Under the CBCA, a quorum of directors may appoint one or more directors to fill a vacancy among the directors (except a vacancy resulting from an increase in the number or the minimum or maximum number of directors or a failure to elect the number or minimum number of directors provided for in the articles) and any director so appointed will hold office for the unexpired term of the director’s predecessor in office. Under Birks’ amended by-laws, a quorum of directors may appoint a qualified person to fill a vacancy for the remainder of the term, except a vacancy resulting from the fixing, in the articles, of a number of directors that is higher than the number of directors in office at the time of the amendment to the articles, from a subsequent increase of such fixed number or from a failure of the shareholders to elect the number or minimum number of directors specified in the articles.
Removal of Directors

Mayor’s
      Under the DGCL, directors generally may be removed, with or without cause, by a majority of the stockholders entitled to vote at an election of directors. However, unless the certificate of incorporation otherwise provides, if the board of directors is classified, stockholders are only able to remove directors for cause.
      The certificate of incorporation of Mayor’s permits the holders of a majority of the combined voting power of the then outstanding stock of Mayor’s entitled to vote generally in the election of directors to remove a director for cause only.

Birks
      Under the CBCA, the shareholders of Birks may by ordinary resolution at a special meeting remove any director or directors from office. This resolution must be passed by a vote of not less than a majority of the votes cast by shareholders who voted in respect of the resolution.
Transactions with Directors and Officers

Mayor’s
      Under the DGCL, no contract or transaction between a corporation and one or more of its directors or officers, or between a corporation and any other entity of which one or more of its directors or officers are directors or officers, or in which one or more of its directors or officers have a financial interest, is void or voidable solely because of that relationship or because that director or officer participates in the authorization of the contract or transaction, if:

•	the material facts regarding the director’s or officer’s relationship or interest with respect to the contract or transaction are disclosed to or known by the board of directors and a majority of the disinterested directors authorize the contract or transaction in good faith, even though the disinterested directors are less than a quorum;

•	the material facts regarding the director’s or officer’s relationship or interest and the contract or transaction are disclosed to or known by the stockholders entitled to vote on the contract or transaction and the contract or transaction is specifically approved in good faith by the stockholders; or

•	the contract or transaction is fair to the corporation as of the time it is authorized, approved or ratified by the board of directors or the stockholders.

Birks
      Under the CBCA, no material contract between Birks and one or more of its directors or officers or between Birks and another entity of which a director or officer of Birks is a director or officer or in which one or more of its directors or officers has a material interest, is void or voidable as a result of that relationship or because that director is present at or is counted to determine the presence of a quorum at a meeting of directors or a committee of directors that authorized the material contract if:

•	the director or officer disclosed his interest;

•	the contract was approved by the directors; and

•	the contract was reasonable and fair to Birks at the time the contract was approved.
      Additionally, Birks’ amended charter and Birks’ amended by-laws prohibit certain related party transactions without the approval of an independent committee of directors and, in some cases, approval of the holders of the Birks Class A voting shares.
Director and Officer Liability and Indemnification

Mayor’s
      The DGCL allows a Delaware corporation to include a provision in its certificate of incorporation limiting or eliminating the liability of directors to the corporation or its stockholders for monetary damages for a breach of their fiduciary duty as directors, except for:

•	breaches of duty of loyalty;

•	acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;

•	the payment of unlawful dividends, stock repurchases or redemptions; or

•	any transaction in which the director received an improper personal benefit.
      Mayor’s by-laws provides that Mayor’s will, to the fullest extent permitted by law, indemnify any person that is threatened or made a party to any action by reason of the fact that such person is or was a director or officer of Mayor’s. Mayor’s charter provides that, to the fullest extent permitted by law, a director shall not be personally liable to Mayor’s or Mayor’s stockholders for a breach of fiduciary duty.
      Delaware corporations may also indemnify directors, officers, employees and agents. Under the DGCL, a corporation may indemnify a director, officer, employee or agent for fines, judgments or settlements, as well as expenses, in the context of third-party civil actions, so long as that person acted in good faith and in a manner that person reasonably believed to be in or not opposed to the best interest of the corporation. In a criminal action, a corporation may provide indemnification if that person, in addition, had no reasonable cause to believe the conduct was unlawful. In the context of derivative actions or other actions by or in right of the corporation, the corporation may provide indemnification for expenses only, except that if an officer, director, employee or agent is adjudged liable to the corporation, payment of expenses is not allowable unless a court deems the award of expenses appropriate. The foregoing determinations regarding indemnification are to be made, unless otherwise ordered by a court, by the majority vote of disinterested directors, even if less than a quorum, or a committee of the disinterested directors or, if there are no disinterested directors, or if the disinterested directors so direct, by independent legal counsel or by the stockholders. The DGCL mandates indemnification for expenses incurred by an officer or director in connection with a successful defense, on the merits or otherwise, of a proceeding against that person for actions in his or her capacity as an officer or director of the corporation. A corporation may advance defense expenses; however, a director or officer to whom such expenses are advanced must undertake to reimburse the corporation for those expenses if it is ultimately determined that the person is not entitled to indemnification.
      The DGCL expressly authorizes Delaware corporations to purchase and maintain insurance against liability for its directors and officers. The insurance may be purchased for any officer, director, employee or agent, even if that individual may otherwise be indemnified by the corporation. The DGCL also allows for the advance payment of an indemnified person’s expenses prior to the final disposition of an action, provided that, in the case of a current director or officer, such person undertakes to repay any such amount advanced if it is later determined that such person is not entitled to indemnification with regard to the action for which the expenses were advanced.

Birks
      Under the CBCA, a corporation may not, by contract, resolution or by-law, limit the liability of its directors for breaches of their fiduciary duties. However, the corporation may indemnify a director or officer, a former director or officer or a person who acts or acted at the corporation’s request as a director or officer of an entity of which the corporation is or was a shareholder or creditor, and his or her heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her because of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of the corporation or the entity, if:

(1) that person acted honestly and in good faith with a view to the best interests of the corporation; and

(2) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, that person had reasonable grounds for believing that his or her conduct was lawful.
      These individuals are entitled to indemnity from the corporation if the person was substantially successful on the merits of his or her defense of the action or proceeding and fulfilled the conditions set out in (1) and (2) above. A corporation may, with the approval of a court, also indemnify that person regarding an action by or on behalf of the corporation or entity to procure a judgment in its favor, to which the person is made a party by reason of being or having been a director or officer of the corporation or entity, if he or she fulfills the conditions set out in (1) and (2) above.
      Birks’ amended by-laws provide for indemnification of directors and officers to the fullest extent authorized by the CBCA.
      The CBCA does not expressly provide for advance payment of an indemnified person’s expenses. However, such advance payment is permitted provided that the individual must repay the money received if it does not fulfill the conditions set out in (1) and (2) above.
Fiduciary Duties of Directors

Mayor’s
      Directors of corporations incorporated or organized under the DGCL have fiduciary obligations to the corporation and its shareholders. Pursuant to these fiduciary obligations, the directors must act in accordance with the so-called duties of “due care” and “loyalty”. Under the DGCL, the duty of care requires that the directors act in an informed and deliberative manner and that they inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of loyalty may be summarized as the duty to act in good faith in a manner that the directors reasonably believe to be in the best interests of the corporation and its shareholders.

Birks
      Directors of corporations governed by the CBCA have fiduciary obligations to the corporation. Under the CBCA, directors of a corporation must act honestly and in good faith with a view to the best interests of the corporation, and must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Derivative Action

Mayor’s
      A stockholder may bring a derivative action in Delaware on behalf of the corporation. The DGCL requires a stockholder to state in the complaint that he or she was a stockholder of the corporation at the time of the transaction of which he or she complains. To bring a derivative action, a stockholder must first make a demand on the corporation that it bring suit and the demand must be refused, unless the stockholder can show that the demand would have been futile.

Birks
      Under the CBCA, a person may apply to the applicable court for leave to bring an action in the name of and on behalf of a corporation or any subsidiary, or to intervene in an existing action to which the corporation or a subsidiary is a party, for the purpose of prosecuting, defending or discontinuing the action on behalf of the corporation or the subsidiary. Under the CBCA, no action may be brought and no intervention in an action may be made unless the court is satisfied that:

•	the complainant has given reasonable notice to the directors of the corporation or its subsidiary of the person’s intention to apply to the court if the directors of the corporation or its subsidiary do not bring, diligently prosecute or defend or discontinue the action;

•	the person is acting in good faith; and

•	it appears to be in the interests of the corporation or its subsidiary that the action be brought, prosecuted, defended or discontinued.
      Under the CBCA, in connection with a derivative action, the court may make any order it thinks fit, including an order requiring a corporation or its subsidiary to pay reasonable legal fees incurred by the person in connection with the action.
Oppression Remedy

Mayor’s
      The DGCL does not provide an oppression remedy.

Birks
      The CBCA provides an oppression remedy that enables the court to make any order, both interim and final, to rectify the matters complained of if the court is satisfied upon application by a complainant, as defined below, that:

(1) any act or omission of a corporation or an affiliate effects a result;

(2) the business or affairs of a corporation or an affiliate are or have been carried on or conducted in a manner; or

(3) the powers of the directors of a corporation or an affiliate are or have been exercised in a manner;
that is oppressive or unfairly prejudicial to or that unfairly disregards the interest of any security holder, creditor, director or officer of such corporation.

      A complainant who may apply to a court for an order granting an oppression remedy includes:

(1) a present or former registered holder or beneficial owner of securities of a corporation or any of its affiliates;

(2) a present or former officer or director of a corporation or any of its affiliates;

(3) a director under the CBCA; and

(4) any other person who in the discretion of the court is a proper person to make such application.
      The oppression remedy provides the court with an extremely broad and flexible jurisdiction to intervene in corporate affairs to protect “reasonable expectations” of shareholders and other complainants. While conduct which is in breach of fiduciary duties of directors or that is contrary to the legal right of a complainant will normally trigger the court’s jurisdiction under the oppression remedy, the exercise of that jurisdiction does not depend on a finding of a breach of such legal and equitable rights. Furthermore, the court may order a company to pay the interim expenses of a complainant seeking an oppression remedy, but the complainant may be held accountable for such interim costs on final disposition of the complaint, as in the case of a derivative action.
Class Actions

Mayor’s
      The DGCL does not contain any provision regarding class actions. A shareholder class action may be initiated in the United States in a state court, pursuant to the rules of such state court, or in federal court, pursuant the rules of the federal court.

Birks
      The CBCA does not contain any provision regarding class actions. A shareholder class action may be initiated in a province of Canada that has adopted class action procedures, such as Ontario, Quebec and British Columbia, pursuant to the rules of such court. A shareholder class action may also be initiated in the United States in a state court, pursuant to the rules of such state court, or in federal court, pursuant the rules of the federal court.
Anti-Takeover and Ownership Provisions

Mayor’s
      Section 203 of the DGCL restricts the ability of an “interested stockholder” of a corporation to merge with or enter into other business combinations with the corporation for a period of three years after becoming an “interested stockholder.” A person is generally deemed to be an “interested stockholder” upon acquiring 15% or more of the outstanding voting stock of the corporation.
      However, Section 203 does not apply, if, among other things, the corporation, by action of its board of directors, adopted within ninety days following the enactment of Section 203 an amendment to its by-laws expressly electing not to be governed by the statute.
      Mayor’s by-laws contain a provision expressly electing not to be governed by Section 203.

Birks
      The CBCA does not contain a comparable provision to Section 203 of the DGCL with respect to business combinations.

      Birks’ amended charter prohibits business combinations with any “related person” without (i) the consent of the majority of a committee of independent directors of Birks and (ii) the affirmative vote in favor of the approval of the business combination by the majority of the holders of Birks Class A voting shares (exclusive of any shares held by any person and its affiliates which equal twenty percent or more of the total Class A voting shares outstanding) that cast a vote, in person or by proxy, at the annual or special meeting at which such business combination is considered. “Related person” means any person that, together with its affiliates and associates, beneficially owns more than 20% or more of the total voting rights attached to Birks Class A voting shares and Class B multiple voting shares issued and outstanding. See “Description of Birks’ Capital Stock.”
Voluntary Dissolution

Mayor’s
      Under the DGCL, the dissolution of a corporation without action by the board of directors requires the written consent of stockholders holding 100% of the total voting power of the corporation. However, if the dissolution is approved by the board of directors, it need only then be approved by the holders of a majority of the outstanding stock of the corporation entitled to vote on the dissolution.

Birks
      Under the CBCA, the directors may propose, or a shareholder who is entitled to vote at an annual meeting of shareholders of Birks may make a proposal in accordance with the shareholder proposal requirements of the CBCA for, the voluntary liquidation and dissolution of Birks. A voluntary dissolution of Birks would require approval by special resolution of the holders of each class of shares of Birks, whether or not they are otherwise entitled to vote. A special resolution is a resolution passed at a meeting by not less than two-thirds of the votes cast by the shareholders who voted in respect of the resolution.
Foreign Private Issuer Status
      As a “foreign private issuer” Birks is exempt from rules under the Exchange Act that impose certain disclosure and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, Birks’ officers, directors and principal shareholders will be exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of Birks Class A voting shares. Moreover, Birks will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act; nor will it be required to comply with Regulation FD, which restricts the selective disclosure of material information. Accordingly, there may be less information concerning Birks publicly available than there is for U.S. public companies such as Mayor’s.

SELECTED HISTORICAL FINANCIAL DATA OF BIRKS
      The following financial data as of March 26, 2005 and March 27, 2004, and for each of the three years ended March 26, 2005, March 27, 2004, and March 29, 2003 have been derived from Birks’ audited consolidated financial statements, which are included elsewhere in this proxy statement/ prospectus. The following financial data as of March 29, 2003, March 30, 2002 and March 31, 2001 and for each of the two years ended March 30, 2002 and March 31, 2001 have been derived from Birks’ audited consolidated financial statements not included in this proxy statement/ prospectus. The historical results included below and elsewhere in this proxy statement/ prospectus are not necessarily indicative of the future performance of Birks.
      Birks acquired approximately 72% of the voting control in Mayor’s on August 20, 2002. Since that date, the results of Mayor’s have been consolidated in Birks’ financial statements. Specifically, Birks’ results of operations for the periods after the acquisition of Mayor’s include Mayor’s revenues and expenses, while Mayor’s net losses have been allocated between Birks and the minority stockholders of Mayor’s based on their residual equity interests in Mayor’s. As a result, Birks’ results in prior periods are not directly comparable.
      The data presented below are only a summary and should be read in conjunction with the audited financial statements of Birks, including the notes thereto, included elsewhere in this proxy statement/ prospectus. You should also read the following summary data in conjunction with “Management’s Discussion and Analysis of the Financial Condition and Results of Operations of Birks” included elsewhere in this proxy statement/ prospectus.
      The following selected historical financial data of Birks have been prepared in accordance with generally accepted accounting principles in the United States, referred to in this proxy statement/ prospectus as U.S. GAAP, and are expressed in U.S. dollars.

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	March 26,	March 27,	March 29,	March 30,	March 31,
Income Statement Data	2005	2004	2003	2002	2001

	(Amounts in thousands of dollars except per share data)
Net sales	$239,301	$216,256	$151,312	$75,848	$81,123
Cost of sales	130,037	118,861	83,698	36,810	40,251

Gross profit	109,264	97,395	67,614	39,038	40,872
Selling, general and administrative expenses (including non-cash compensation expense)	95,764	93,638	63,890	34,787	35,298
Depreciation and amortization	4,749	4,312	3,256	2,894	2,844
Other items	(1,181)	338	(210)	—	(4)

Total operating expenses	99,332	98,288	66,936	37,681	38,138

Operating income (loss)	9,932	(893)	678	1,357	2,734
Interest on long-term debt	2,906	2,858	2,448	1,475	1,287
Interest and other financial costs	5,759	5,312	3,486	2,307	2,750
(Gain) loss on sale of Mayor’s common shares	(232)	176	—	—	—
Loss on disposal of Mayor’s warrants	332	334	312	—	—
Interest and other income	—	(184)	(389)	—	—

Income (loss) from continuing operations before income tax, minority interest, discontinued operations and extraordinary item	1,167	(9,389)	(5,179)	(2,425)	(1,303)
Income tax benefit	—	—	991	—	—

Income (loss) from continuing operations before minority interest, discontinued operations and extraordinary item	1,167	(9,389)	(4,188)	(2,425)	(1,303)
Minority interest in loss of subsidiary(1)	—	7,175	8,071	—	—

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	March 26,	March 27,	March 29,	March 30,	March 31,
Income Statement Data	2005	2004	2003	2002	2001

	(Amounts in thousands of dollars except per share data)
Income (loss) from continuing operations before discontinued operations and extraordinary item	1,167	(2,214)	3,883	(2,425)	(1,303)
Loss from discontinued operations, net of income tax of nil(2)	—	—	(828)	—	—

Income (loss) before extraordinary item	1,167	(2,214)	3,055	(2,425)	(1,303)
Extraordinary gain, net of income tax of nil(3)	—	—	9,042	—	—

Net income (loss) attributable to common stockholders	$1,167	$(2,214)	$12,097	$(2,425)	$(1,303)

Net income (loss) per common share	$0.16	$(0.35)	$2.05	$(0.38)	$(0.21)

Net income (loss) from continuing operations per common share	$0.16	$(0.35)	$1.92	$(0.38)	$(0.21)

Net income (loss) per common share — diluted	$0.13	$(0.35)	$1.28	$(0.38)	$(0.21)

Weighted average common shares outstanding	7,298,544	6,313,308	6,313,308	6,313,381	6,313,558

Weighted average common shares outstanding — diluted	9,614,508	6,313,308	9,502,564	6,313,381	6,313,558

Dividends per share	—	—	—	—	—

	As at	As at	As at	As at	As at
	March 26,	March 27,	March 29,	March 30,	March 31,
	2005	2004	2003	2002	2001

Working capital	$35,056	$34,730	$37,717	$(1,114)	$524
Total assets	$199,721	$193,380	$171,146	$67,826	$63,826
Bank indebtedness	$74,254	$70,262	$58,086	$28,002	$26,554
Stockholders’ equity	$40,198	$32,187	$29,327	$7,554	$9,858

(1)	Minority interest in loss of subsidiaries relates to the allocation of Mayor’s net income or loss to the minority stockholders of Mayor’s based on their common stock ownership.

(2)	The loss from discontinued operations for fiscal 2002 relates to the discontinued operations of the store at Tysons Galleria in McLean, Virginia which was closed in March 2003. Costs related to the discontinued operation include operating losses, costs to exit the lease, write-off of fixed assets and severance costs offset by the write-off of deferred revenue from landlord inducements. The net assets of the store are not significant.

(3)	The extraordinary gain for fiscal 2002 relates to the acquisition of Mayor’s. Specifically, on August 20, 2002, Birks made an investment of $15.05 million in Mayor’s. The investment consisted of 15,050 shares of Mayor’s preferred stock, originally convertible into 3,333.33 shares of common stock for each preferred share with an allocated fair value of $11.2 million at the acquisition date. Birks also received 37,273,787 warrants to purchase shares of common stock, one-third at $0.30, one-third at $0.35 and one-third at $0.40. A fair value of $3.8 million has been allocated to the warrants. At the investment date the conversion of these preferred shares would have given Birks a 71.9% equity interest in the common stock of Mayor’s. The excess of the fair value assigned to the preferred shares over 71.9% of the net book value of Mayor’s, net of the fair value assigned to the warrants, amounting to $21.2 million has been determined to be negative goodwill. The negative goodwill has been accounted for by reducing property and equipment by $12.2 million with the balance of $9.0 million recorded as an extraordinary gain.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
FINANCIAL INFORMATION OF BIRKS
      The following unaudited pro forma condensed consolidated financial statements are presented to illustrate the effects of the merger on the results of operations and financial position of Birks had the merger been completed at an earlier date. The merger will result from Birks acquiring the minority interest of Mayor’s through the issuance of Birks Class A voting common shares. The unaudited pro forma condensed consolidated statement of operations for fiscal 2004 reflects adjustments as if the merger had occurred on March 28, 2004. The unaudited pro forma condensed consolidated balance sheet as of March 26, 2005 gives effect to the merger as if it had occurred on March 26, 2005.
      The unaudited pro forma condensed consolidated balance sheet gives effect to the following transactions and events:

•	the issuance of Birks Class A voting shares in exchange for all outstanding minority-held Mayor’s common stock;

•	the allocation of the purchase price, including transaction costs incurred by Birks and the value of Birks Class A voting shares to be issued to Mayor’s stockholders, to the assets acquired and liabilities assumed based on a preliminary estimate of their respective fair values at March 26, 2005;

•	the issuance of Birks options and warrants to purchase Birks Class A voting shares in exchange for the outstanding Mayor’s options and warrants to purchase Mayor’s common stock other than those warrants held by Birks;

•	the accrual of and adjustment to Birks’ accumulated deficit for the estimated transaction costs that will be incurred by Mayor’s subsequent to March 26, 2005 in order to complete the merger, which are required to be expensed as incurred in accordance with SFAS No. 141 “Business Combinations”;

•	the execution of the condition of the merger that all of the issued and outstanding Series A preferred shares of Birks and $5,000,000 aggregate principal amount of convertible notes of Birks be converted into Birks Class A voting shares and Birks Class B multiple voting shares; and

•	the elimination of the Mayor’s minority interest in Birks’ consolidated financial statements.
      The unaudited pro forma condensed consolidated statement of operations gives effect to the following transactions and events for fiscal 2004:

•	recognition of amortization expense related to the fair value of the identifiable intangible assets acquired;

•	reversal of fees and other costs directly related to the transaction, incurred and expensed by Mayor’s during the year ended March 26, 2005, as those costs would have been incurred in the prior period in accordance with the pro forma assumptions;

•	recognition of compensation expense related to the vesting of options to purchase Birks Class A voting shares that will be exchanged for outstanding Mayor’s options to purchase Mayor’s common stock as a condition of the merger;

•	recognition of incremental interest expense due to borrowing from the Birks’ and Mayor’s credit facilities to fund the fees and other costs related to the merger; and

•	reversal of interest expense and foreign exchange gain related to the secured convertible notes of Birks converted into capital stock of Birks.
      Birks’ acquisition of the Mayor’s minority interest will be accounted for using the purchase method of accounting. Accordingly, the purchase price will be allocated to the acquired portion of the estimated fair value of identifiable net assets. Any excess purchase price remaining after this allocation will be accounted for as goodwill.

      The financial effects of the merger presented in the unaudited pro forma condensed consolidated financial statements are not necessarily indicative of either the financial position or results of operations that would have been obtained had the merger actually occurred on the dates set forth above, nor are they necessarily indicative of the results of future operations. The unaudited pro forma condensed consolidated statement of operations does not reflect any adjustments for nonrecurring items or operating synergies as a result of the merger. In addition, pro forma adjustments are based on certain assumptions and other information that are subject to change as additional information becomes available. Accordingly, the adjustments included in Birks’ financial statements published after the completion of the merger will vary from the adjustments included in the unaudited pro forma condensed consolidated financial statements included in this proxy statement/ prospectus.
      The unaudited pro forma condensed consolidated financial statements should be read in conjunction with Birks’ and Mayor’s historical financial statements, and related notes, included elsewhere in this proxy statement/ prospectus.

HENRY BIRKS & SONS INC.
PRO FORMA CONSOLIDATED CONDENSED BALANCE SHEET AS OF MARCH 26, 2005

		Pro Forma
	Historical	Adjustments		Pro Forma

	(Amounts shown in thousands)
ASSETS
Current Assets:
Cash and cash equivalents	$1,762			$1,762
Accounts receivable, net	9,805			9,805
Inventories	136,999			136,999
Other current assets	2,951			2,951

Total current assets	151,517			151,517

Property and equipment, net	30,117			30,117
Goodwill	15,463	17,137	(2a)	32,600
Intangible assets, net	262	726	(2a)	988
Other assets	2,362	98	(2b)	1,060
		(1,399	)(2a)
		(1	)(2e)

TOTAL ASSETS	$199,721	$16,561		$216,282

LIABILITIES
Current Liabilities:
Bank indebtedness	$74,254			$74,254
Accounts payable	22,571			22,571
Accrued liabilities	11,665	787	(2a)	12,745
		444	(2c)
		(151	)(2d)
Other taxes payable	3,633			3,633
Loans for leasehold improvements and term loans	1,262			1,262
Current portion of long-term debt	3,076			3,076

Total current liabilities	116,461	1,080		117,541

Long-term debt	28,555			28,555
Convertible notes	5,000	(5,000	)(2d)	—
Other long-term liabilities	4,456			4,456
Minority interest	1	(1	)(2e)	—

Total Liabilities	154,473	(3,921)		150,552

Convertible Preferred Stock	5,050	(5,050	)(2d)

STOCKHOLDERS’ EQUITY
Class A voting shares	336	12,320	(2a)	20,281
		7,625	(2d)
Class B multiple voting shares	36,028	2,576	(2d)	38,604
Additional paid-in capital	16,867	3,357	(2a)	20,322
		98	(2b)
Accumulated deficit	(13,760)	(444	)(2c)	(14,204)
Accumulated other comprehensive income	727			727

Total stockholders’ equity	40,198	25,532		65,730
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$199,721	$16,561		$216,282

HENRY BIRKS & SONS INC.
PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED MARCH 26, 2005

		Pro Forma
	Historical	Adjustments		Pro Forma

	(Amounts shown in thousands, except
	share and per share data)
Net sales	$239,301	—		$239,301
Cost of sales	130,037	—		130,037

Gross profit	109,264	—		109,264

Selling, general and administrative expenses	95,764	(824	)(3b)	94,989
		49	(3e)
Depreciation and amortization	4,749	36	(3a)	4,785
Other items	(1,181)			(1,181)

Total operating expenses	99,332	(739)		98,593

Operating income	9,932	739		10,671
Interest on long-term debt	2,906	401	(3d)	3,307
Interest and other financial cost	5,759	115	(3c)	5,824
		(50	)(3d)
Gain on sale of Mayor’s common shares	(232)			(232)
Loss on disposal of Mayor’s warrants	332	—		332

	8,765	466		9,231

Income before minority interest	1,167	273		1,440

Net income attributable to common stockholders	$1,167	$273		$1,440

Weighted average common shares outstanding:
Basic	7,298,544			11,209,444
Diluted	9,614,508			11,795,820
Earnings per common share:
Basic	$0.16			$0.13

Diluted	$0.13			$0.12

HENRY BIRKS & SONS INC.
NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS
(Amounts shown in thousands, except share and per share data)

1.	Basis of Presentation
      The following summary of pro forma adjustments is based on available information and certain estimates and assumptions. Therefore, the actual adjustments after the merger will differ from the pro forma adjustments. Birks believes that such assumptions provide a reasonable basis for presenting the significant effects of the merger and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the accompanying condensed consolidated financial statements.
      Birks will account for the merger using the purchase method of accounting in accordance with the requirements of SFAS No. 141, “Business Combinations”. Accordingly, Birks will recognize certain intangible assets acquired separately from goodwill, which represents the excess of the purchase price over the minority interest portion of the estimated fair value of identifiable net assets acquired. In accordance with the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets”, goodwill will not be amortized. Instead, the goodwill will be reviewed for impairment in accordance with the provisions of SFAS No. 142.
      Amounts for Birks were derived from the historical consolidated financial statements of Birks, included elsewhere in this proxy statement/ prospectus.

2.	Adjustments to the Unaudited Pro Forma condensed Consolidated Balance Sheet
      (a) The unaudited pro forma condensed consolidated balance sheet gives effect to the following transactions and events:

•	the issuance of Birks Class A voting shares in exchange for all outstanding minority-held Mayor’s common stock;

•	the allocation of the purchase price, including transaction costs incurred by Birks and the value of Birks Class A voting shares to be issued to Mayor’s stockholders, to the assets acquired and liabilities assumed based on a preliminary estimate of their respective fair values at March 26, 2005;

•	the issuance of Birks options and warrants to purchase Birks Class A voting shares in exchange for the outstanding Mayor’s options and warrants to purchase Mayor’s common stock other than those warrants held by Birks;

•	the accrual of and adjustment to Birks’ accumulated deficit for the estimated transaction costs that will be incurred by Mayor’s subsequent to March 26, 2005 in order to complete the merger, which are required to be expensed as incurred in accordance with SFAS No. 141 “Business Combinations”;

•	the execution of the condition of the merger that all of the issued and outstanding Series A preferred shares of Birks and $5,000 aggregate principal amount of convertible notes of Birks be converted into Birks Class A voting shares and Birks Class B multiple voting shares.
      The value of Birks Class A voting shares to be issued in the merger was based upon the issuance of 1,859,738 Class A voting shares, without par value, in exchange for 21,388,595 minority shares of Mayor’s common stock outstanding as of March 26, 2005, and applying an exchange ratio of 0.08695 shares of Birks Class A voting shares for one share of Mayor’s common stock. The value of Birks’ Class A voting shares to be issued is based on the stock price of Mayor’s for a reasonable period before and after the announcement date of the merger agreement, of $0.576. The value of the exchange of options and warrants to purchase Birks Class A voting shares to replace the outstanding options and warrants to purchase Mayor’s common stock is based on the fair value of the total Birks’ options and warrants to be issued less the intrinsic value of unvested options. The fair values were determined using the Black-Scholes option pricing model using the

HENRY BIRKS & SONS INC.
NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)
same value for Mayor’s stock as noted above and other current assumptions. The estimated pro forma allocation of the purchase price is as follows:

Value of Birks Class A voting shares to acquire Mayor’s common stock	$12,320
Birks options and warrants in exchange of Mayor’s options and warrants, net of intrinsic value of unvested options, ($975 and $2,382, respectively)	3,357
Fees and other costs of the merger incurred and expected to be incurred by Birks, including $1,399 deferred in other assets at March 26, 2005	2,186

Total purchase price	$17,863

Minority interest portion of estimated fair value of Mayor’s identifiable assets:
Tradename	$726	*
Estimated fair value of identifiable net assets acquired	$726

Excess of purchase price over net assets acquired	$17,137	**

*	Amount included in pro forma adjustments to intangible assets, net.

**	Amount included in pro forma adjustments to goodwill.
      (b) Represents the intrinsic value of unvested Mayor’s options of $98 which is deferred compensation amortized over the remaining vesting period. The intrinsic value was based on the stock price of Mayor’s of $0.576. The assumptions used to calculate intrinsic value of the then unvested options will be updated at the date of closing.
      (c) Represents $444 of estimated remaining fees and other costs directly related to the transaction to be incurred by Mayor’s subsequent to the year ended March 26, 2005 in order to complete the merger and are expensed in accordance with SFAS No. 141. These fees and transaction costs are added to the accumulated deficit in order to reflect the total costs that would have been incurred and expensed prior to the completion of the merger.
      (d) Represents the reorganization of Birks’ equity, preferred shares and convertible notes prior to the acquisition of Mayor’s in the following steps:

•	Conversion of $5,000 convertible notes and related accrued interest of $151 into 512,015 Birks Class A voting shares and 504,876 Birks Class B multiple voting shares; and

•	Conversion of the Birks Series A preferred shares into 1,034,272 Birks Class A voting shares.
      (e) Represents the elimination of Mayor’s minority interest in Birks’ consolidated financial statements.

3.	Adjustments to Unaudited Pro Forma Consolidated Condensed Statement of Operations
      (a) Represents the amortization expense related to the fair value of the identifiable intangible assets acquired in the merger, amortized on a straight-line basis, as if the merger occurred on March 28, 2004 as follows:

	Estimated		Year Ended
	Fair Value	Useful Life	March 26, 2005

Tradename	$726	20 years	$36
      (b) Represents the elimination of $824 of fees and other costs relating to accounting, legal and investment advisory services directly related to the transaction that were incurred and expensed by Mayor’s during fiscal 2004. These costs are eliminated as a pro forma adjustment, because, based on the assumption

HENRY BIRKS & SONS INC.
NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)
that the pro forma unaudited condensed consolidated statement of operations deems the transaction to have occurred as of the beginning of the year, March 28, 2004, all Mayor’s fees and other costs directly related to the transaction would have been incurred and expensed prior to fiscal 2004. In addition to the $824 incurred during fiscal 2004, it is expected that Mayor’s will incur an additional $444 in transaction related costs in fiscal 2005.
      (c) Represents incremental interest expense that would have been incurred by Birks and Mayor’s due to the annualization of incremental borrowings for fiscal 2004 and future borrowings that will be required to pay fees and other costs related to the transaction that were not incurred as of March 26, 2005. The incremental interest expense is estimated to be approximately $115 for fiscal 2004.
      (d) As a condition of the acquisition of Mayor’s, the $5,000 aggregate principal amount of convertible notes of Birks will be converted into Birks Class A voting shares and Birks Class B multiple voting shares. The following reflects the reversal of interest expense and foreign exchange gain related to the secured convertible notes as if the conversion of the notes had taken place on March 28, 2004:

Year Ended
March 26, 2005

Interest and other financial costs	$(50)

Foreign exchange gain	$401

      (e) Represents compensation expense related to the vesting of Birks’ options to be issued in exchange for Mayor’s options as part of the merger (see 2b above) in the amounts of $49 for the year ended March 26, 2005.
      (f) The pro forma weighted average basic common shares outstanding, for the year ended March 26, 2005 were comprised as follows:

Year Ended
March 27, 2004

Class A voting shares:
Class A voting shares outstanding	85,450
Conversion of convertible note and related accrued interest	512,015
Conversion of Series A preferred shares	1,034,272
Issuance to Mayor’s minority stockholders	1,859,738

Total Class A voting shares, basic	3,491,474
Class B multiple voting shares:
Class B multiple voting shares outstanding	7,213,094
Conversion of convertible note and related accrued interest	504,876
Total Class B multiple voting shares, basic	7,717,970
Total common shares, basic	11,209,444

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF BIRKS
      The following discussion should be read in conjunction with, and is qualified by, Birks’ consolidated financial statements and the notes thereto included elsewhere in this proxy statement/ prospectus. The following discussion includes certain forward-looking statements. For a discussion of important factors, including the continuing development of Birks’ business, actions of regulatory authorities and competitors and other factors which could cause actual results to differ materially from the results referred to in the forward-looking statements, see “Risk factors” and “Forward-looking statements.”
      Throughout this proxy statement/ prospectus, Birks refers to its fiscal years ended March 26, 2005, March 27, 2004 and March 29, 2003 as fiscal 2004, fiscal 2003 and fiscal 2002, respectively. Birks’ fiscal year consists of 52 or 53 weeks, reported in four 13-week periods, and ends on the last Saturday in March of each year. Fiscal 2002, 2003 and 2004 included 52 weeks.
      Birks acquired approximately 72% of the voting control in Mayor’s on August 20, 2002. Since that date, the results of Mayor’s have been consolidated in Birks’ financial statements, subject to the deduction of the minority interest. As a result, Birks’ results in prior periods are not directly comparable.
Overview
      Birks is a leading operator of luxury jewelry retail stores in the United States and Canada. As of March 26, 2005, Birks operated 38 stores under the Birks brand in most major metropolitan markets of Canada and 28 stores under the Mayors brand in Florida and Metropolitan Atlanta, Georgia. Birks’ operations increased significantly as a result of its acquisition of 72% of the voting power in Mayor’s in August 2002. Birks controls Mayor’s through its ownership of Mayor’s preferred stock and common stock. Consequently, Mayor’s is a majority-owned subsidiary of Birks and its results are consolidated in Birks’ results, subject to the deduction of the minority interest. Specifically, Birks’ results of operations for the periods after the acquisition of Mayor’s include 100% of Mayor’s revenues and expenses, with Mayor’s net loss allocated between Birks and the minority stockholders of Mayor’s based on their respective common stock ownership. None of Mayor’s net loss is attributed to Birks’ ownership of Mayor’s preferred stock. Because the acquisition of Mayor’s took place in August 2002, Birks’ results of operations include the results of U.S. operations for 7 months in fiscal 2002 and for the entire period in fiscal 2003 and fiscal 2004.
      Birks has two reportable segments, Canada and the United States. In Canada, Birks operates stores under the Birks brand. In the United States, Birks operates stores under the Mayors brand. The two segments are managed and evaluated separately based on operating profit. The accounting policies used for each of the segments are the same as those used for the consolidated financial statements. Inter-segment sales are made at amounts of consideration agreed upon between the related segments.
      Birks’ net sales are comprised of revenues from its retail sales (including corporate, catalogue and internet sales), net of discounts, and service operations, in each case, excluding sales tax. Sales are recognized at the point of sale when merchandise is taken or shipped. Sales of consignment merchandise are recognized on a full retail basis at such time that the merchandise is sold. Revenues for gift certificates and store credits are recognized upon redemption. Customers use cash, checks, debit cards, third-party credit cards, proprietary credit cards and house accounts (primarily for corporate customers) to make purchases.
      Birks’ operating costs and expenses are primarily comprised of cost of sales and selling, general and administrative expenses. Cost of sales includes cost of merchandise, direct inbound freight, direct labor related to repair services, design and creative, the jewelry studio, manufacturing costs, inventory shrink, inventory thefts, jewelry, watch and giftware boxes as well as depreciation and amortization of production facilities and production tools, dies and molds and, in addition, product development costs. Selling, general and administrative expenses (SG&A) include, but are not limited to, all non-production payroll and benefits (including non-cash compensation expense), store and head office occupancy costs, overhead, marketing (net of amounts received from vendors for cooperative advertising), credit card fees, information systems, professional services, consulting fees, repairs and maintenance, travel and entertainment, insurance, legal and public relations expenses. SG&A also includes depreciation and amortization of Birks’ stores and head office, including buildings, leasehold improvements, furniture and fixtures, computer hardware and software and automobiles and trucks. Occupancy, overhead and depreciation are generally less variable relative to net sales than other components of SG&A and certain elements of payroll, such as commissions. Additionally, SG&A includes indirect costs such as freight, including inter-store transfers, receiving costs, distribution costs, warehousing costs and quality control costs. The amounts of these indirect costs in selling, general and administrative expenses are approximately $2.7 million, $2.6 million and $1.8 million for fiscal years 2004, 2003 and 2002 respectively.
      In this management’s discussion and analysis, Birks uses the terms “gross profit,” “gross margin,” “comparable store sales,” “comparable transaction volume” and “average transaction dollars” to compare its period-over-period performance. Gross profit is defined as net sales less cost of sales in a period. Gross margin is defined as gross profit as a percentage of net sales in a period. Birks’ calculation of gross margin may not be comparable to that of other companies because, unlike some other companies, Birks includes a portion of its distribution costs in SG&A. Comparable store sales is calculated by comparing net sales for a period to net sales of the equivalent prior period for all stores open. Comparable transaction volume is the number of transactions in a period based on comparable store sales. Average transaction dollars is calculated by dividing net sales by comparable transaction volume in a period.
      Birks believes that the key drivers of its performance are its ability to:

•	execute its merchandising strategy to increase net sales and expand gross margin in existing stores by developing and marketing higher margin exclusive and unique products, and developing its internal capability to design, develop, manufacture or source products;

•	execute its marketing strategy to enhance customer awareness and appreciation of its two brands, Birks and Mayors, and to increase customer traffic and net sales through regional and national advertising campaigns on television, billboards, and print, catalog mailings, in-store client events, community relations, partnerships with key suppliers, such as Mayor’s relationship with Rolex, and associations with prestige institutions, such as the Royal Ontario Museum;

•	provide a superior client experience through consistent outstanding customer service that will ensure customer satisfaction and promote the frequency and value of customer spending;

•	rationalize and integrate the activities between Birks’ U.S. operations and Canadian operations by providing for cost reduction and improved operations through the implementation of best practices; and

•	expand distribution by selective new store openings in existing and new markets.

Trends and Uncertainties
      A number of trends and uncertainties may have a material impact on Birks’ results of operations and its liquidity.
      Birks’ performance, like that of all participants in the luxury retail jewelry industry, is significantly affected by changes in general economic conditions and, specifically, shifts in consumer confidence and spending. For example, the economic slowdown after the terrorist attacks of September 11, 2001 saw a decrease in luxury good spending. In contrast, the general improvements in the U.S. and Canadian economies in recent years have coincided with a significant increase in consumer consumption of luxury goods. The economic recovery in Florida has been particularly robust, which has fuelled increased consumer confidence and spending in the Florida market. Birks believes that this is one of the reasons sales growth of its U.S. operations has exceeded growth of its Canadian operations. Despite this recent growth, consumer spending in both the United States and Canada could be adversely affected by several factors, including anticipated increases in interest rates and rising gas prices. See also “— Inflation” and “Quantitative and Qualitative Disclosures About Market Risk.”
      Birks’ performance is also affected by competition from regional, national and international jewelry chains, independent jewelry stores, general merchandisers, internet retailers and warehouse clubs.

Management believes that as the retail industry generally, and the retail jewelry industry specifically, continues to consolidate, competition with respect to price will intensify. Such a heightened competitive pricing environment will make it increasingly important for Birks to successfully distinguish itself from competitors based on unique products, quality and superior service and operating efficiency.
      Because most of Birks’ stores are located in malls, the success of Birks’ operations also depends on the ability of the malls in which its stores are located to generate customer traffic. The performance of a mall may be adversely affected by the failure to attract or retain an anchor tenant, the opening of competing malls or stores or economic downturns or other events, such as hurricanes or terrorist attacks, that reduce customer traffic or decrease consumer confidence.

Seasonality
      Period over period comparisons are affected by seasonality. The retail jewelry business is seasonal in nature with a higher proportion of sales and a significant portion of earnings generated during the third fiscal quarter holiday selling season. For example, Birks’ net sales for the third quarter of fiscal 2004, 2003 and 2002 equaled approximately 39.9%, 39.2% and 37.1% of net sales for fiscal 2004, 2003 and 2002, respectively.

Store Openings and Closures and Acquisitions
      Store openings and store closures also affect period over period comparisons. For example, following Birks’ acquisition of Mayor’s in August 2002, Birks increased its total store base from 38 stores to 66 stores (excluding 13 underperforming Mayor’s stores in non-Florida and Georgia markets which Birks closed as part of a restructuring plan that it implemented after the acquisition) and nearly doubled its net sales from fiscal 2001 to fiscal 2002. The table below shows the number of stores Birks operated at the beginning and end of each period.

	Fiscal Year Ended

	March 26,	March 27,	March 29,
	2005	2004	2003

Stores at beginning of period:	65	66	37
Stores opened during period:	1	0	3
Stores acquired during period:	0	0	29
Stores closed during period:	0	1	3

Stores at end of period:	66	65	66

      A new store in Toronto, Canada opened in June 2005, and Birks believes there is market potential to open new stores in existing and new markets in United States and Canada. Birks will continue to evaluate selective expansion opportunities including acquisitions and other strategic alliances in North America and possibly abroad.

Foreign Currency
      Because Birks has operations in the United States and Canada, its results are affected by foreign currency changes. Revenue and expenses incurred in Canadian dollars are translated into U.S. dollars for reporting purposes. Changes in the value of the Canadian dollar compared to the U.S. dollar between periods impact Birks’ results and affect period over period comparison. Over the past two years the value of the Canadian dollar has increased significantly compared to the U.S. dollar which, for reporting purposes, has increased Birks’ net sales and expenses from Canadian operations.

Comparable Store Sales
      Birks uses comparable store sales as a key performance measure for its business. Birks classifies stores as new or comparable stores and does not include its non-retail store sales in its comparable store calculations. New stores are stores that have been open for less than 12 full months. Stores enter the comparable store calculation in their thirteenth full month of operation. Stores that have been resized and stores that are relocated are evaluated on a case by case basis to determine if they are functionally the same store or a new store and then are included or excluded from comparable store sales, accordingly. Comparable store sales is calculated in local currency terms and measures the percentage change in net sales for comparable stores in a period compared to the corresponding period in the previous year. If a comparable store is not open for the entirety of both periods, comparable store sales measures the change in net sales for the portion of time that such store was open in both periods. Comparable store sales for stores operating under the Mayors brand have been calculated for those stores in the Florida and Georgia core markets and exclude Mayor’s stores in other U.S. markets that were closed as part of Birks’ restructuring after its acquisition of Mayor’s in 2002. Additionally, comparable store sales for stores operating under the Mayors brand, when calculated for periods prior to fiscal 2004, measures percentage changes in net sales achieved in such comparable stores prior to Birks’ acquisition of Mayors in August 2002. The percentage increase (or decrease) in comparable store sales for the periods presented below is as follows:

	Fiscal Year Ended

	March 26, 2005			March 27, 2004			March 29, 2003

	Current year	Prior year	Percentage	Current year	Prior year	Percentage	Current year	Prior year	Percentage
	net sales(2)	net sales(3)	change	net sales(2)	net sales(3)	change	net sales(2)	net sales(3)	change

Stores operating under the Birks brand(1)	$110,792	$110,681	0.1%	$109,926	$107,355	2.4%	$106,100	$104,841	1.2%
Stores operating under the Mayors brand(1)	$134,005	$119,794	11.9%	$119,105	$103,006	15.6%	$110,647	$139,768	(20.8)%

(1)	Includes only those stores that have entered the comparable store sales calculation.

(2)	Represents net sales in the comparable period of the current year in stores that were open for the comparable period in the current and prior year.

(3)	Represents net sales in the comparable period of the prior year in stores that were open for the comparable period in the current and prior year.
      Birks believes the increase in overall comparable store sales for fiscal 2003 and fiscal 2004 is primarily the result of three factors: improvements in the U.S. and Canadian economies, improved product offering and enhanced brand awareness as a result of implementation of targeted use of catalogs, television and print advertising as well as other marketing programs. In particular, the comparable store sales increase in stores operating under the Mayors brand of 11.9% for fiscal 2004 was primarily attributable to the resurgence of the economy in Florida and Georgia during this period as well as the improved merchandising of the stores combined with effective marketing programs and retail store initiatives. By comparison, stores operating under the Birks brand were unchanged in fiscal 2004 since sales increases achieved by effective marketing and merchandising programs were offset by lower January sales in 2005 compared with 2004. Birks believes the relatively modest increase in comparable store sales in its stores operating under the Birks brand during fiscal 2003 and fiscal 2002 was largely the result of improved merchandising and marketing, offset by the negative impacts of SARS and mad cow disease on tourism in Canada and the diversion of resources, in particular management attention, to stores operating under the Mayors brand. Management believes the decline in comparable store sales in stores operating under the Mayors brand during fiscal 2002 was primarily due to the distressed financial position of Mayor’s prior to Birks’ acquisition of Mayor’s in August 2002.
Results of Operations
      The following is a discussion of certain factors affecting Birks’ results of operations from fiscal 2002 through fiscal 2004. This discussion should be read in conjunction with Birks’ consolidated financial statements and notes thereto included elsewhere in this proxy statement/ prospectus.

Fiscal 2004 Compared to Fiscal 2003
      The following table sets forth, for fiscal 2004 and for fiscal 2003, the amounts for certain items in Birks’ consolidated statements of operations.

	Fiscal Year Ended

	March 26,	March 27,
	2005	2004

	(Amounts in thousands)
Net sales	$239,301	$216,256
Cost of sales	130,037	118,861

Gross profit	109,264	97,395
Selling, general and administrative expenses	95,764	93,638
Depreciation and amortization	4,749	4,312
Other items	(1,181)	338

Total operating expenses	99,332	98,288

Operating income (loss)	9,932	(893)
Interest on long-term debt	2,906	2,858
Interest and other financial costs	5,759	5,312
Gain (loss) on sale of Mayor’s common shares	(232)	176
Loss on disposal of Mayor’s warrants	332	334
Interest and other income	—	(184)

Income (loss) before minority interest	1,167	(9,389)
Minority interest in loss of subsidiary	—	7,175

Net income (loss) attributable to common shareholders	$1,167	$(2,214)

Net Sales.

	Fiscal Year Ended

	March 26,	March 27,
	2005	2004

	(Amounts in thousands)
Net sales — Canada	$96,600	$90,825
Net sales — United States	142,701	125,431

Total net sales	$239,301	$216,256

      Net sales were $239.3 million for fiscal 2004 compared to $216.3 million for fiscal 2003. Net sales for stores operating under the Birks brand increased 6.4% while net sales for stores operating under the Mayors brand increased 13.7%. Of the $23.0 million of net sales increase, $5.3 million was the result of the impact of translating the sales of the Canadian operations to U.S. dollars with a relatively stronger Canadian dollar. The balance of the increase in overall net sales for fiscal 2004 was driven by internal growth, primarily the result of an effective mix of successful merchandising strategies, increased focus on core inventory, effective new product development, enhanced marketing initiatives and customer events, the continued increase in consumer confidence and spending compared to fiscal 2003.

Cost of Sales.

	Fiscal Year Ended

	March 26,	March 27,
	2005	2004

	(Amounts in thousands)
Cost of sales — Canada	$48,322	$45,434
Cost of sales — United States	81,715	73,427

Total cost of sales	$130,037	$118,861

      Cost of sales were $130.0 million for fiscal 2004 compared to $118.9 million for fiscal 2003. This increase was primarily the result of the increased volume of sales at Canadian and U.S. stores. Of the $11.1 million increase, $2.7 million was the result of the impact of translating the cost of sales of the Canadian operations to U.S. dollars with a relatively stronger Canadian dollar.
      Gross Profit. Gross profit was $109.3 million for fiscal 2004 compared to $97.4 million for fiscal 2003. Gross margin was 45.7% for fiscal 2004 compared to 45.0% for fiscal 2003. Of the $11.9 million increase in gross profit, $2.7 million was the result of the impact of translating the net sales and cost of sales of the Canadian operations to U.S. dollars with a relatively stronger Canadian dollar. Management believes the balance of the increase in gross profit and gross margin was primarily due to the continued successful execution of merchandising strategies aimed at increasing the level of exclusive merchandise designed and made by Birks as well as the reduction of marking down products in its stores operating under the Mayors brand. Gross margin was higher for stores operating under the Birks brand than for stores operating under the Mayors brand primarily as a result of the greater percentage of exclusive merchandise sold at Birks stores in Canada.

Selling, General and Administrative Expenses.

	Fiscal Year Ended

	March 26,	March 27,
	2005	2004

	($ In thousands)
Selling, general and administrative expenses — Canada	$42,035	$41,355
Selling, general and administrative expenses — United States	53,729	52,283

Total selling, general and administrative expenses	$95,764	$93,638

      Selling, general and administrative expenses were $95.8 million, or 40.0% of net sales, for fiscal 2004 compared to $93.6 million, or 43.3% of net sales, for fiscal 2003. The increase in selling, general and administrative expenses for fiscal 2004 was primarily a result of an increase of $2.4 million resulting from the impact of translating Canadian dollar expenses to U.S. dollars, and an increase in expenses for the U.S. operations of $1.4 million (resulting from a $0.6 million increase in costs related to the increase in sales in the U.S. operations, expanded marketing efforts which increased costs $0.7 million, $0.7 million of expenses incurred related to the restatement of certain reports previously filed by Mayor’s with the Securities and Exchange Commission and approximately $0.8 million of expenses incurred related to the potential business combination with Birks, offset by $0.6 million related to the reduction of actuarial based health care accruals as a result of lower than expected health care claims and a net reduction of all other selling, general and administrative expenses of $0.8 million), offset by a decrease in non-cash compensation expense of $1.1 million due to a decrease in Mayor’s stock price. The decrease in selling, general and administrative expenses as a percentage of net sales for fiscal 2004 was primarily due to the positive impact of leveraging the incremental increase in net sales against that portion of the operating expenses that are fixed, such as fixed occupancy, overhead and depreciation, and a slight percentage decrease in variable expenses combined with cost savings and efficiencies.
      Depreciation and Amortization. Depreciation and amortization expense was $4.7 million for fiscal 2004 compared to $4.3 million for fiscal 2004. This $0.4 million increase was primarily due to an additional investment in fixed assets and, to a lesser extent, to the impact of the increase in the value of the Canadian dollar compared to the U.S. dollar on the depreciation expense of the Canadian property and equipment.
      Other items. Other items of approximately $1.2 million of expenses for fiscal 2004 included, among other things, approximately $0.4 million of expenses incurred in connection with the restatement of certain reports previously filed by Mayor’s with the Securities and Exchange Commission, approximately $0.5 million of expenses related to the business reorganization of Birks and Mayor’s, approximately $1.0 million of income resulting from the settlement of a sales tax liability for less than the amount previously accrued and the adjustment of other sales tax contingency estimates, and approximately $0.1 million of miscellaneous income.

      Interest on Long-Term Debt. Interest on long-term debt was unchanged at $2.9 million for fiscal 2004 compared to $2.9 million for fiscal 2003 due to the relatively stable debt levels and stable interest rates on that debt.
      Interest and Other Financial Costs. Interest and other financial costs were $5.8 million for fiscal 2004 compared to $5.3 million for fiscal 2003. This increase was primarily due to higher average interest bearing debt offset partially by lower interest rates on that debt and by the impact of the increase in value of the Canadian dollar compared to the U.S. dollar on Canadian dollar interest expense.
      Minority Interest in Loss of Subsidiary. Minority interest in loss of subsidiary includes amounts attributed to the minority interest in Mayor’s and results from Birks consolidating the results of operations of Mayor’s, with losses from Mayor’s operations being allocated on a pro rata basis between Birks and Mayor’s minority stockholders based on their relative ownership of Mayor’s common stock, which represents Mayor’s residual equity. The minority interest in loss of Birks’ subsidiary was $7.2 million in fiscal 2003. Due to the significant losses by Mayor’s subsequent to the investment by Birks, the minority interest portion of the losses reduced the minority net assets to below zero. However, their investment is limited to nil since there is no guarantee of the losses by minority stockholders. In fiscal 2004, even though Mayor’s recorded a profit, the minority portion did not generate sufficient profit to bring the minority net assets to zero. Therefore, there is no recognition of the minority portion of the income on the statement of operations.

Fiscal 2003 Compared to Fiscal 2002
      The following table sets forth, for fiscal 2003 and fiscal 2002, the amounts for certain items in Birks’ consolidated statements of operations.

	Fiscal Year Ended

	March 27,	March 29,
	2004	2003

	($ In thousands)
Net sales	$216,256	$151,312
Cost of sales	118,861	83,698

Gross profit	97,395	67,614
Selling, general and administrative expenses	93,638	63,890
Depreciation and amortization	4,312	3,256
Other items	338	(210)

Total operating expenses	98,288	66,936

Operating (loss) income	(893)	678
Interest on long-term debt	2,858	2,448
Interest and other financial costs	5,312	3,486
Loss on sale of Mayor’s common shares	176	—
Loss on disposal of Mayor’s warrants	334	312
Interest and other income	(184)	(389)

Loss from continuing operations before income tax, minority interest, discontinued operations and extraordinary item	(9,389)	(5,179)
Income tax benefit	—	991

Loss from continuing operations before minority interest, discontinued operations and extraordinary item	(9,389)	(4,188)
Minority interest in loss of subsidiary	7,175	8,071

(Loss) income from continuing operations before discontinued operations and extraordinary item	(2,214)	3,883
Loss from discontinued operations, net of income tax of nil	—	(828)

(Loss) income before extraordinary item	(2,214)	3,055
Extraordinary gain, net of income tax of nil	—	9,042

Net (loss) income attributable to common shareholders	$(2,214)	$12,097

Net Sales.

	Fiscal Year Ended

	March 27,	March 29,
	2004	2003

	($ In thousands)
Net sales — Canada	$90,825	$78,444
Net sales — United States	125,431	72,868

Total net sales	$216,256	$151,312

      Net sales were $216.3 million for fiscal 2003 compared to $151.3 million for fiscal 2002. Of this $65.0 million increase, approximately 80.9% was due to increases in U.S. operations. Approximately $41.0 million of the increase in net sales from U.S. operations was due to the inclusion of U.S. operations for the full fiscal year in fiscal 2003 compared to seven months in fiscal 2002, and the balance of the increase was the result of an increase in comparable store sales of 15.6%. Net sales from Canadian operations increased by $12.4 million from fiscal 2002 to fiscal 2003. Of this increase, approximately $11.4 million was due to the increase in the value of the Canadian dollar compared to the U.S. dollar and the remaining $1.0 million was due to increased comparable store sales for fiscal 2003, partially offset by lower corporate sales of $0.4 million. Comparable store sales in Canadian stores operating under the Birks brand for fiscal 2003 increased 2.5% from fiscal 2002 due primarily to an increase in average transaction dollars offset by a decrease in comparable transaction volume. The increase in average transaction dollars was the result of ongoing efforts to increase average transaction value to clients. Management believes that the overall increase in net sales in Canadian and U.S. operations was also driven by an effective mix of merchandising, increased focus on core inventory, effective new product development and enhanced marketing and customer events. In addition, the improvement in the U.S. and Canadian economies resulted in increased consumer confidence and spending during the latter part of fiscal 2003.

Cost of Sales.

	Fiscal Year Ended

	March 27,	March 29,
	2004	2003

	($ In thousands)
Cost of sales — Canada	$45,434	$37,879
Cost of sales — United States	73,427	45,819

Total cost of sales	$118,861	$83,698

      Cost of sales was $118.9 million for fiscal 2003 compared to $83.7 million for fiscal 2002. Of this $35.2 million increase, approximately 69.3%, or $24.4 million, was due to the inclusion of U.S. operations for the full fiscal year in fiscal 2003 compared to seven months in fiscal 2002. Cost of sales of Canadian operations increased by $7.5 million, of which $5.4 million was due to the impact of the increase in the value of the Canadian dollar compared to the U.S. dollar.
      Gross Profit. Gross profit was $97.4 million for fiscal 2003 compared to $67.6 million for fiscal 2002. Gross margin was 45.0% for fiscal 2003 compared to 44.7% for fiscal 2002. The increase in gross profit was primarily the result of the inclusion of U.S. operations for the full fiscal 2003 compared to seven months in fiscal 2002. Gross profit in Canadian operations increased slightly, primarily due to impact on Canadian dollar gross profit of the increased value of the Canadian dollar compared to the U.S. dollar in fiscal 2003. The modest increase in gross margin primarily resulted from higher gross margin at Birks’ U.S. operations, which was due to an increase in sales of higher margin products, including exclusive merchandise, reduced promotional activity as compared to fiscal 2002, as well as a negative impact on the fiscal 2002 gross margin that markdowns had in connection with the liquidation of inventory in the closing of underperforming stores in the U.S. The improvement at the U.S. operations was partially offset by a change in the sales mix due to the inclusion of the U.S. operations, which carry a lower gross margin than the Canadian operations, for twelve months in fiscal 2003 versus seven months in fiscal 2002. Finally, there was a decrease in gross margin at the Canadian operations, due primarily to increased promotional activity in the fourth quarter of fiscal 2003 which partially offset the positive factors of the U.S. operations.

Selling, General and Administrative.

	Fiscal Year Ended

	March 27,	March 29,
	2004	2003

	($ In thousands)
Selling, general and administrative expenses — Canada	$41,355	$34,215
Selling, general and administrative expenses — United States	52,283	29,675

Total selling, general and administrative expenses	$93,638	$63,890

      SG&A was $93.6 million, or 43.3% of net sales, for fiscal 2003 compared to $63.9 million, or 42.2% of net sales, for fiscal 2002. Approximately 76% of the increase in SG&A for fiscal 2003 was due to the increase in the U.S. operations, which was primarily the result of the inclusion of U.S. operations for the full fiscal year in fiscal 2003 compared to seven months in fiscal 2002. SG&A for Canadian operations increased $7.1 million due to the impact of the increase in the value of the Canadian dollar compared to the U.S. dollar of $4.9 million, a $0.6 million increase in non-cash compensation and a $0.7 million increase in marketing expenses. The increase in SG&A as a percentage of sales in fiscal 2003 was due to primarily to the impact of the increase in the value of the Canadian dollar compared to the U.S. dollar on Canadian dollar expenses in fiscal 2003. In fiscal 2002, the closure of one store, in Tyson’s Corner, Virginia was classified as a discontinued operation.
      Depreciation and Amortization. Depreciation and amortization expenses were $4.3 million for fiscal 2003 compared to $3.3 million for fiscal 2002. The increase in depreciation and amortization expenses for fiscal 2003 was primarily the result of the inclusion of U.S. operations for a full fiscal year in fiscal 2003 compared to seven months in 2002, partially offset by lower depreciation and amortization at the Canadian operations despite the impact of the increase in the value of the Canadian dollar compared to the U.S. dollar on Canadian dollar capitalized expenses in fiscal 2003.
      Other items. There were $0.3 million of other expenses in fiscal 2003 compared to $0.2 million in other income in fiscal 2002. The increase in other expenses in fiscal 2003 related primarily to transaction expenses incurred in connection with the payment of dividends from Mayor’s to Birks, coupled with income relating to certain tax refunds received in fiscal 2002 and not received in fiscal 2003.
      Interest on Long-term Debt. Interest on long-term debt was $2.9 million in fiscal 2003 compared to $2.4 million in fiscal 2002. This increase in interest was primarily due to the inclusion of U.S. operations for a full fiscal year in fiscal 2003 compared to seven months in fiscal 2002 as well as to increased borrowing at the U.S. operations.
      Interest and Other Financial Costs. Interest and other financial costs were $5.3 million in fiscal 2003, compared to $3.5 million in fiscal 2002. Of this $1.8 million increase, approximately half was due to the impact of the increase in the value of the Canadian dollar compared to the U.S. dollar on Canadian dollar interest expense and approximately half was due to higher borrowing balances due to the inclusion of U.S. operations for a full fiscal year in fiscal 2003 compared to seven months in fiscal 2002.
      Interest and Other Income. Interest and other income was $0.2 million in fiscal 2003 compared to $0.4 million in fiscal 2002. Interest income is earned primarily on credit card receivables from customers in the United States. The decrease in interest and other income in fiscal 2003 was primarily due to the disposal of most of the Mayor’s credit card portfolio in fiscal 2002.
      Income Taxes. There was no income tax benefit in fiscal 2003. The benefit in income taxes for fiscal 2002 of $1.0 million was primarily a result of a refund claim to recover previously paid U.S. alternative minimum tax as a result of a change in tax law.

      Loss from Discontinued Operations. The loss from discontinued operations for fiscal 2002 of $0.8 million related to the closing of a Mayors brand store in Tyson’s Corner, Virginia, in March 2003, which was classified as a discontinued operation.
      Minority Interest in Loss of Subsidiary. The minority interest in loss of Birks’ subsidiary was $7.2 million in fiscal 2003 compared to $8.1 million in fiscal 2002. This decrease was due primarily to the improved results of operations of Mayor’s during fiscal 2003.
      Extraordinary gain. The acquisition of Mayor’s in August 2002 was accounted for by the purchase method. The excess of the acquired portion of the net book value of Mayor’s, excluding the fair value assigned to the warrants, over the fair value assigned to the preferred shares was classified as negative goodwill. The negative goodwill was accounted for by reducing property and equipment by approximately $12.0 million with a balance of approximately $9.0 million recorded as an extraordinary gain in fiscal 2002.
Liquidity and Capital Resources
      Birks has two credit facilities: (1) a Cdn$60.0 million working capital credit facility from GMAC for borrowings in connection with its Canadian operations, which is referred to as the Birks facility, and (2) a $58.0 million working capital credit facility from Bank of America and GMAC for borrowings in connection with its U.S. operations, which is referred to as the Mayor’s facility.
      The Birks facility bears interest at a floating rate of Prime + 0.50%, which as of March 26, 2005 was 4.75%. Borrowing availability under the Birks facility is based on the valuation of certain inventory and accounts receivable. The Birks facility matures on July 1, 2007, contains customary financial covenants and is secured by a first priority lien over substantially all of Birks’ Canadian assets, as well as the capital stock of Mayor’s.
      Under the Birks facility, Birks’ capital expenditures, excluding capital expenditures by its subsidiaries, during any fiscal year are limited to:

•	$5.0 million in fiscal 2005; and

•	$5.0 million in fiscal 2006.
Under the Birks facility, Birks, excluding its subsidiaries, must maintain the following minimum EBITDA (as defined in the Birks facility) for the four most recently completed fiscal quarters:

•	$7.0 million as at March 31, 2005 until the fiscal quarter ending September 30, 2005; and

•	$9.5 million as at the fiscal quarter ending December 31, 2005 and for each fiscal quarter through July 1, 2007.
EBITDA under the Birks facility means Birks’ earnings during any particular fiscal period before (i) payment or provision for payment of interest; (ii) payment or provisions for payment of income taxes; (iii) depreciation; (iv) amortization; and (v) any other non-recurring income and expense items, all computed in accordance with Canadian GAAP. Birks is currently in compliance with all of the covenants contained in the Birks facility.
      On September 26, 2005, Birks entered into an amendment to the Birks facility with GMAC in September 2005. The amendment:

•	increased the amount of the facility from Cdn$60.0 million to Cdn$65.0 million;

•	reduced the interest rate on the facility to (i) a floating rate of either Prime or Prime + 0.25%, depending on the level of borrowing availability, or (ii) the Bankers’ Acceptance Based Rate plus a specified margin based on the level of borrowing availability, or Prime, Prime + 0.25% or Prime + 0.50%, depending on the level of borrowing availability if the merger is not consummated on or before December 31, 2005;

•	extended the maturity date from July 1, 2007 to July 1, 2008;

•	increased permitted capital expenditures by Birks, excluding its subsidiaries, to Cdn$6.82 million for fiscal 2005 and to 120% of projected capital expenditures for each year during fiscal years after fiscal 2005; and

•	amended the minimum EBITDA which must be maintained by Birks to 80% of projected EBITDA for each twelve-month period.
      The Mayor’s facility bears interest at a floating rate of Prime + 1.00%, Prime + 0.75% or Prime + 0.50% depending on the excess borrowing capacity, which as of March 26, 2005 was 6.25%. The Mayor’s facility has been amended several times, most recently in May 2005, to allow for the interest rate of Mayor’s revolving credit facility to be based on either a prime rate plus a specified margin, depending on the level of borrowing availability, or a LIBOR based rate plus a specified margin, based on the level of borrowing availability at Mayor’s election. Borrowing availability under the Mayor’s facility is determined based on the valuation of certain inventory and accounts receivable. The Mayor’s facility matures on August 20, 2006 and is secured by a first priority lien over substantially all of Mayor’s assets, including the capital stock of all of its subsidiaries.
      Under the Mayor’s facility, Mayor’s capital expenditures during any fiscal year are limited to $5.0 million. The Mayor’s facility also contains limitations on Mayor’s ability to pay dividends or distribute cash to Birks. Mayor’s is currently in compliance with all of the covenants contained in the Mayor’s facility.
      Birks relies on borrowings under the Birks facility to fund its day-to-day operations in Canada and it relies on borrowings under the Mayor’s facility to fund its day-to-day operations in the United States. Borrowings under the Birks facility and the Mayor’s facility for the periods indicated in the table below were as follows:

	Fiscal Year Ended

	March 26,	March 27,	March 29,
	2005	2004	2003

	($ In thousands)
Birks Facility
Borrowing at period end	$40,753	$37,257	$34,803
Additional borrowings available at period end	$4,033	$2,212	$1,427
Average outstanding balance during the period	$39,920	$40,763	$32,005
Weighted average interest rate for period	4.51%	5.28%	5.11%
Mayor’s Facility
Borrowing at period end	$33,501	$33,005	$23,283
Additional borrowings available at period end	$13,300	$16,300	$18,000
Average outstanding balance during the period	$35,178	$31,004	$34,609
Weighted average interest rate for period	5.6%	6.30%	10.2%
      Upon consummation of the merger, Birks intends to enter into a new credit facility with its lenders, which will replace the existing Birks facility and Mayor’s facility. Birks expects that this combined facility will have a single set of financial covenants based on Birks’ consolidated results, remove dividend restrictions among Birks and its subsidiaries and reduce its overall borrowing costs.
      In addition to the two working capital credit facilities, Birks had several other outstanding loans as of March 26, 2005: (1) a $12.7 million junior secured term loan from Back Bay Capital to support Birks’ U.S. operations that bears interest at a fixed rate of 12.75% per year and matures on August 20, 2006, (2) $1.3 million of term loans from GMAC that bear interest at rates ranging from 4.87% to 6.75% and mature between November 2005 and October 2006, (3) a $2.6 million term loan from La Financière du Quebec that bears interest at a rate of prime + 1.5%, which equated to 5.75% at March 26, 2005, and matures in May 2010, (4) a $2.1 million subordinated term loan from Birks’ parent Regaluxe Investment S.á.r.l. that bears interest at an annual rate of 12.0% until August 20, 2005, and thereafter at an annual rate of 14.0%, and matures in February 2006, and (5) a $0.1 million term loan with Sovereign Bank which bears interest at a rate of 6.75% and matures in February 2009. On October 6, 2005, Birks used a portion of the increased availability under the amended Birks facility to repay Cdn$1.1 million of the Cdn$2.5 million

Regaluxe subordinated term loan. Birks also has $5.0 million convertible notes outstanding, which are owned by Regaluxe and Prime Investments SA. See “Related Party Transactions — Convertible Notes.” Upon consummation of the merger, the convertible notes will be converted into Birks Class A voting shares and Birks Class B multiple voting shares.
      Net cash flows from continuing operations provided $6.4 million in fiscal 2004, which was primarily the result of increased current liabilities and income from operations. During fiscal 2003, cash flows from continuing operations activities used $3.0 million in cash. The use of cash for operating activities was primarily the result of the net loss for the year, adjusted for non-cash expense items, the increase of inventories partially offset by the decrease in other assets and the increase in accrued expenses. During fiscal 2002, cash flows from continuing operating activities used $10.4 million in cash which was primarily the result of the net loss for the year, the increase in inventories due to the acquisition of Mayor’s and the payout of restructuring costs partially offset by the reduction of accounts receivable and increase in accounts payable as well as the sale of Mayor’s credit card portfolio to Wells Fargo for net proceeds of $12.1 million.
      Net cash used in investing activities was $4.9 million in fiscal 2004 and primarily related to capital expenditures for store renovations and information technology. Net cash used in investing activities was $3.6 million in fiscal 2003, primarily related to the capital expenditures for leasehold improvements for the Birks’ head office, one new store and information systems. Net cash used by investing activities was $4.5 million in fiscal 2002, primarily related to capital expenditures for the opening of two new stores, net of the proceeds from the sale of Mayor’s former corporate headquarters.
      Net cash used in financing activities was $1.4 million for fiscal 2004, primarily related to payment of bank indebtedness, term loans and a decrease in borrowings under Mayor’s facilities. Net cash provided by financing activities was $7.3 million in fiscal 2003, primarily related to net borrowings under Birks’ credit facilities less payments of other debt. Net cash provided by financing activities was $14.7 million in fiscal 2002, primarily related to proceeds of issuance of preferred shares and net increase in borrowings under the Mayor’s credit facilities.
      The following table discloses capital expenditures in fiscal 2004, 2003 and 2002.

	Fiscal Year Ended

	March 26,	March 27,	March 29,
	2005	2004	2003

Purchase of new property	$1,517	—	—
New stores and remodeling of old stores	686	$1,571	$3,047
Other leasehold improvements	220	384	311
Electronic equipment and computer hardware	1,126	1,538	284
Furniture and fixtures	238	309	305
Manufacturing equipment	448	53	11
Other	327	206	233

Total capital expenditures	$4,562	$4,062	$4,191

      Capital expenditures for fiscal 2005 are projected to be approximately $9.0 million and are limited by the Birks facility and Mayor’s facility as described above. The projected increase in capital expenditures for fiscal 2005 as compared to fiscal 2004 is due to the planned renovations of nine stores in fiscal 2005 compared to four stores in fiscal 2004 and the opening of a new store in the Yorkdale Mall in Toronto, Canada in June 2005.
      Management believes that barring a significant external event that materially adversely affects Birks’ current business or the current industry trends as a whole, borrowing capacity under the Birks facility and Mayor’s facility, projected cash flows from operations and other short term borrowings will be sufficient to support the Birks’ working capital needs, capital expenditures and debt service for at least the next 12 months.

Commitments and Contractual Obligations
      The following table discloses aggregate information about Birks’ contractual cash obligations as of March 26, 2005 and the periods in which payments are due:

	Payment Due by Period

		Less Than			More Than
Contractual Obligations	Total	1 Year	1-3 Years	3-5 Years	5 Years

	($ In thousands)
Debt maturities	$17,592	$2,770	$13,767	$1,055	$—
Capital lease obligations	14,039	306	353	322	13,058
Employment agreements(1)	4,067	1,771	2,296	—	—
Operating lease obligations(2)	73,393	13,080	22,725	17,319	20,269
Fixed rate interest expenses(3)	21,109	3,238	3,391	2,753	11,727

Total	$130,200	$21,165	$42,532	$21,449	$45,054

(1)	Employment agreements do not include any open-ended employment contracts.

(2)	The operating lease obligations do not include insurance, taxes and common area maintenance (CAM) charges to which Birks is obligated. CAM charges were $2,751 in fiscal 2004, $2,448 in fiscal 2003 and $2,644 in fiscal 2002.

(3)	The fixed rate interest expenses do not include floating rate interest payable on $78.1 million of floating rate debt, which as of March 26, 2005 bore interest at an average annual rate of 5.02%.
Off-Balance Sheet Arrangements
      As of March 26, 2005, Birks’ only off-balance sheet arrangements were letters of credit, in the amount of $0.6 million, issued under Mayor’s credit facilities primarily to Wells Fargo. Birks does not believe that the letters of credit have or are reasonably likely to have a current or future material effect on its financial condition, results of operation or liquidity.
Leases
      Birks leases all of its Canadian retail locations under operating leases with the exception of its Montreal store which is under a capital lease. Additionally, Birks has operating leases for certain equipment. The costs of no single lease are significant to Birks. In addition, Birks leases its headquarters’ land and building, which includes one store, under a capital leasing arrangement.
      Operating leases for store locations are expensed over the term of the initial lease period. Lease renewal periods are available on most leases, however are not included in the accounting lease term because Birks believes there are no punitive terms or circumstances associated with non-renewal that would reasonably assure renewal. The accounting lease term typically includes a fixturing period which is expensed on a straight-line basis over the lease term. All reasonably assured rent escalations, rent holidays, contingent rent and rent concessions are included when considering the straight-line rent to be expensed. Lease incentives are recorded as deferred rent and amortized as reductions to lease expense over the lease term. Contingent rent payments are expensed as incurred, vary by lease and are based on a percentage of revenue above a predetermined sales level. This level is different for each location and includes and excludes various types of sales.
      Leasehold improvements are capitalized and typically include fixturing and store renovations. Amortization of leasehold improvements begins on the date the asset was placed in service and extends to the lesser of the economic life of the leasehold improvement and the initial lease term. Birks’ lease of its headquarters’ land and building is accounted for as a capital lease. Birks entered into a sale-leaseback transaction on the building which resulted in gross proceeds of $9,474,000 based on the foreign exchange rate on the day of the transaction (Cdn$14,250,000). The lease is for a 20-year period from the date of inception,

December 12, 2000. The lease allows for several additional term extensions of the lease; however, management has only committed for the initial 20-year period. The implicit interest rate of the long-term debt associated with the capital lease is 10.74%.
Critical Accounting Policies and Estimates
      The preparation of financial statements in conformity with U.S. GAAP requires Birks to make estimates and assumptions about future events and their impact on amounts reported in the financial statements and related notes. Since future events and their impact cannot be determined with certainty, the actual results may differ from those estimates. These estimates and assumptions are evaluated on an on-going basis and are based on historical experience and on various factors that are believed to be reasonable.
      Birks has identified certain critical accounting policies as noted below.

Revenue recognition
      Sales are recognized at the point of sale when merchandise is taken or shipped. Shipping and handling fees billed to customers are included in net sales. Revenues for gift certificate sales and store credits are recognized upon redemption. Prior to recognition as a sale, gift certificates are recorded as accrued liabilities on the balance sheet. Certificates outstanding for more than 24 months and not subject to unclaimed property laws are recorded as income. Certificates outstanding for more than 24 months and subject to unclaimed property laws are maintained as accrued liabilities until remitted in accordance with local ordinance. Sales of consignment merchandise are recognized at such time as the merchandise is sold and are recorded on a gross basis in accordance with EITF 99-19 because Birks is the primary obligor of the transaction, has general latitude on setting the price, has discretion as to the suppliers, is involved in the selection of the product and has inventory loss risk. Sales are reported net of returns. Sales are reported net of returns. Birks generally gives its customers the right to return merchandise purchased by them within 30 days and records a provision at the time of sale for the effect of the estimated returns. Repair sales are recorded at the time the service is rendered.

Allowance for inventory shrink and slow moving inventory
      The allowance for inventory shrink is estimated for the period from the last physical inventory date to the end of the reporting period on a store by store basis and at Birks’ factories and distribution centers. Such estimates are based on experience and the shrinkage results from the last physical inventory. The shrinkage rate from the most recent physical inventory, in combination with historical experience, is the basis for providing a shrink allowance.
      Birks writes down its inventory for estimated slow moving inventory equal to the difference between the cost of inventory and the estimated market value based on assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Allowance for doubtful accounts
      Birks maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of Birks’ customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Long-Lived Assets
      Long-lived assets held and used by Birks are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Measurement of an impairment loss for such long-lived assets would be based on the fair value of the asset. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

Recent Accounting Pronouncements
      In December 2004, the FASB issued SFAS No. 123(R) “Share-Based Payments” which addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123(R) requires an entity to recognize the grant-date fair-value of stock options and other equity-based compensation issued to employees in the income statement. SFAS No. 123(R) generally requires that an entity account for those transactions using the fair-value-based method, and eliminates an entity’s ability to account for share-based compensation transactions using the intrinsic value method of accounting in APB Opinion No. 25, “Accounting for Stock Issued to Employees,” which was permitted under SFAS No. 123, as originally issued. SFAS No. 123(R) is effective for Birks as of its fiscal year beginning March 26, 2006. Birks has not yet determined the impact the adoption of SFAS No. 123(R) will have on its financial position or results of operations.
      In November 2004, the FASB issued SFAS No. 151, “Inventory Costs,” to amend the guidance in Chapter 4, “Inventory Pricing,” of FASB Accounting Research Bulletin No. 43, “Restatement and Revision of Accounting Research Bulletins.” SFAS No. 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). The Statement requires that those items be recognized as current-period charges. Additionally, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. The adoption of SFAS No. 151 is not expected to have a material effect on the financial position or results of operations of Birks.
      In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-Monetary Assets — an Amendment of APB Opinion No. 29,” to address the accounting for nonmonetary exchanges of productive assets. SFAS No. 153 amends APB No. 29, “Accounting for Nonmonetary Exchanges,” which established a narrow exception for nonmonetary exchanges of similar productive assets from fair value measurement. SFAS No. 153 eliminates that exception and replaces it with an exception for exchanges that do not have commercial substance. Under SFAS No. 153 nonmonetary exchanges are required to be accounted for at fair value, recognizing any gains or losses, if the fair value is determinable within reasonable limits and the transaction has commercial substance. It specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective prospectively for nonmonetary asset exchange transactions in fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 is not expected to have a material effect on the financial position or results of operations of Birks.
      In March 2005, the FASB issued Interpretation No. 47 (“FIN 47”), Accounting for Conditional Asset Retirement Obligation to clarify that an entity must recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. FIN 47 also defines when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. Retrospective application of interim financial information is permitted but is not required. Early adoption of this Interpretation is encouraged. Birks is evaluating the impact the adoption of FIN 47 would have on the financial position and result of operations of Birks.
      In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS No. 154 replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to do so, in which case other alternatives are required. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Birks has not yet determined the impact, if any, the adoption of SFAS No. 154 will have on its financial position or results of operations.

Inflation
      The impact of inflation on Birks’ operations has not been significant to date. While Birks does not believe its business is highly sensitive to inflation, there can be no assurance that a high rate of inflation would not have an adverse impact on its operations.
Quantitative and Qualitative Disclosures About Market Risk
      Birks is exposed to various market risks. Market risk is the potential loss arising from adverse changes in market prices and rates. Birks does not enter into derivative or other financial instruments for trading or speculative purposes.

Interest rate risk
      Birks’ primary market risk exposure is interest rate risk. Borrowing under the Birks facility, the Mayor’s facility and the GMAC loans bear interest at floating rates. As of March 26, 2005, Birks had approximately $78.1 million of floating-rate debt. Accordingly, Birks’ net income will be affected by changes in interest rates. Assuming a 1% increase in the interest rate under Birks’ floating rate debt, Birks’ interest expense for the 52 weeks ended March 26, 2005 would have increased by approximately $0.8 million.

Currency Risk
      While Birks reports its financial results in U.S. dollars, a substantial portion of Birks’ sales are earned in Canadian dollars. For Birks’ operations located in Canada, non-Canadian currency transactions and assets and liabilities subject Birks to foreign currency risk. Conversely, for the operations located in the United States, non-U.S. currency transactions and assets and liabilities subject Birks to foreign currency risk. For purposes of Birks’ financial reporting, Birks’ financial statements are reported in U.S. dollars by translating, where necessary, net sales and expenses from Canadian dollars at the average exchange rates prevailing during the period, while assets and liabilities are translated at year-end exchange rates, with the effect of such translation recorded in accumulated other comprehensive income. As a result, for purposes of Birks’ financial reporting, foreign exchange gains or losses recorded in earnings relate to non-Canadian dollar transactions of the operations located in Canada and non-U.S. dollar transactions of the operations located in the United States. Birks expects to continue to report its financial results in U.S. dollars in accordance with U.S. GAAP. Consequently, Birks’ reported earnings could fluctuate materially as a result of foreign exchange translation gains or losses. To mitigate the impact of foreign exchange volatility on its earnings, from time to time Birks may enter into agreements to fix the exchange rate of U.S. dollars to Canadian dollars. For example, Birks may enter into agreements to fix the exchange rate to protect the principal and interest payments on its Canadian dollar denominated debt and other liabilities. If it does so, Birks will not benefit from any increase in the value of the Canadian dollar compared to the U.S. dollar when these payments become due.

Commodity Risk
      The nature of Birks’ operations results in exposure to fluctuations in commodity prices, specifically gold. Birks monitors and, when appropriate, utilizes derivative financial instruments and physical delivery contracts to hedge its exposure to risks related to the change in gold price. Birks is exposed to credit-related losses in the event of non-performance by counter-parties to the financial instruments. In addition, if gold prices decrease below those levels specified in Birks’ various hedging agreements, Birks would lose the value of a decline in the price of gold. At March 26, 2005 and March 27, 2004, Birks’ hedging had resulted in an unrealized gain of approximately $15,740 and $40,690 respectively for outstanding contracts due to strong gold prices. However, such gains may not be realized in future periods and Birks’ hedging activities may result in losses, which could be material. For accounting purposes, the hedging agreements do not qualify to be treated as accounting hedges and, accordingly, are marked to market at the end of every quarter.

DESCRIPTION OF BIRKS’ BUSINESS
      When used in this section, as in the other sections of this proxy statement/ prospectus, “Birks” refers to Henry Birks & Sons Inc. and its subsidiaries, including Mayor’s.
General
      Birks is a leading North American luxury jewelery brand which designs, develops, makes and retails fine jewelry, time pieces, sterling silver and gifts. As of June 25, 2005, Birks operated 67 luxury jewelry stores, 39 stores under the Birks brand, located in all major cities across Canada, and 28 stores under the Mayors brand, located in Florida and metropolitan Atlanta, Georgia. As a luxury jeweler, most of Birks’ jewelry products are constructed of 18 karat gold, platinum or sterling silver, with or without precious gemstones, with significant emphasis on quality craftsmanship and design. For the fiscal year ended March 26, 2005, Birks had net sales of approximately $239.3 million.
      Birks’ predecessor was founded in Montreal in 1879 and developed over the years into Canada’s premier retailer, designer and manufacturer of fine jewelry, timepieces, sterling and plated silverware and gifts. In addition to being a nationwide retailer with a strong brand identity, Birks is also highly regarded in Canada as a jewelry manufacturer and provider of recognition programs, service awards and business gifts. Birks believes that, through its stores operating under both the Birks and Mayors brands, it distinguishes itself from many of its competitors by offering distinctively designed, exclusive products, a larger selection of distinctive higher quality merchandise at many different price points, and by placing substantial emphasis on professionalism and training of its sales force.
      From 1950 through 1990, Birks expanded significantly and by the early 1990s had approximately 220 stores in Canada and the United States. A period of rapid expansion undertaken by Birks in the 1980s was followed in the early 1990s by a period of declining margins and a significant erosion in consumer spending coupled with significantly higher indebtedness resulting from a family buy-out, which combined to cause Birks to experience significant financial losses. These financial difficulties ultimately led to the purchase of Birks by Borgosesia Acquisitions Corporation in 1993, a predecessor of Regaluxe Investment S.á.r.l., which is referred to in this proxy statement/ prospectus as Regaluxe. Following the 1993 acquisition of Birks, Birks’ operations were rationalized and a program of returning Birks to its historic core strength as the leading Canadian luxury jeweler was initiated. In August 2002, Birks invested $15.05 million to acquire approximately 72% of the voting control in Mayor’s, which was experiencing an unsuccessful expansion beyond its core markets and significant losses. Since then, the operations of Birks and Mayor’s have been progressively integrated.
      Birks is a Canadian corporation. Its corporate headquarters are located at 1240 Phillips Square, Montreal, Quebec, Canada H3B 3H4. Birks’ telephone number is (514) 397-2511.
Products
      Birks offers distinctively designed, exclusive products and a large selection of distinctive high quality merchandise at many different price points. This merchandise includes designer jewelry, diamond, gemstone, and precious metal jewelry, rings, wedding bands, earrings, bracelets, necklaces, charms, baby jewelry, timepieces and giftware. Part of Birks’ strategy is to increase its exclusive private label offerings to its customers, primarily through bridal, diamond and other fine jewelry as well as gold and sterling silver jewelry and watches to leverage the Birks and Mayors brands’ loyalty in their respective markets and to differentiate its products with unique and exclusive designs. In addition, Birks sells many of the finest brand name Swiss timepieces that are often not available from other jewelers in its markets.
      Birks’ Canadian stores, operating under the Birks brand, carry a large selection of brand name watches, including its own proprietary watch line as well as watches made by Cartier, Baume & Mercier, Omega, Tag Heuer, Breitling, Jaeger Le Coultre, Gucci, Concorde, Rado, Longines, Mont Blanc, Lockman and Tissot. Birks also carries an exclusive collection of high quality jewelry and watches that it manufactures. Birks emphasizes its own jewelry offerings and particularly its signature designers, Toni Cavelti, Michele della Valle and Esty but also includes designer jewelry made by Roberto Coin, Kwiat, Ladyheart, which are exclusive to Birks stores in Canada, and carries a variety of high quality giftware, including writing instruments and giftware made by Mont Blanc.
      Birks’ U.S. stores, operating under the Mayors brand, carry a large selection of brand name watches, including watches made by Rolex, Cartier, Patek Philippe, Baume & Mercier, Omega, Charriol, Tag Heuer, Breitling, Locman, Corum, Rado, Chopard, Jaeger Le Coultre and Raymond Weil. Designer jewelry offerings in Birks’ stores operating under the Mayors brand include jewelry made by David Yurman, Aaron Basha, Charriol, Roberto Coin and DiModolo and a variety of high quality giftware, including writing instruments and giftware made by Correia and Mont Blanc. In addition, stores operating under the Mayors brand carry Birks brand watches and jewelry products on an exclusive basis in the United States.
      Birks has two primary channels of distribution: the retail sale division, which accounts for 96.6% of sales, and the corporate sales division, which accounts for 3.4% of sales. It also operates secondary distribution channels such as direct marketing and internet sales.
Product Development and Sourcing
      Birks established a product development process that supports Birks’ strategic mission to further develop and enhance Birks’ product offering in support of brand development. The centerpiece of this process is the Design Review Committee, which ultimately approves all new product introductions. Products which are not internally manufactured are sourced from suppliers worldwide, enabling Birks to sell fine quality merchandise often not available from other jewelers in its markets. Birks’ staff of buyers procures distinctive high quality merchandise directly from manufacturers, diamond cutters, and other suppliers worldwide. Birks’ gemstone acquisition team, product sourcing team and category managers specialize in sourcing merchandise in categories such as diamonds, precious gemstones, pearls, watches, gold jewelry, and giftware. Retail and merchandising personnel frequently visit both Birks’ and competitors’ stores to compare value, selection, and service, as well as to observe client reaction to merchandise selection and determine future needs and trends.

Diamond, Gemstone, Pearl and Precious Metal Jewelry
      In fiscal 2004, revenues from sales of diamond and precious gemstone and metal jewelry represented approximately 47% of Birks’ total net sales. Birks purchases unset diamonds, gemstones and precious jewelry directly from cutters in international markets, such as Antwerp, Bangkok, Tel Aviv, and New York, gold jewelry from Italy and pearls from suppliers in Japan and Canada. These diamonds and other gemstones are frequently furnished to Birks’ in-house jewelry studios, as well as independent jewelers and goldsmiths, for setting, polishing and finishing in order to deliver a distinctive high quality finished product at the best possible value.

Watches
      Birks purchases watches from a number of leading manufactures and suppliers. During fiscal 2004, merchandise supplied by Rolex, Birks’ largest supplier, accounted for approximately 23% of Birks’ total net sales. Rolex merchandise is carried only in stores operated under the Mayors brand. Certain brand name watch manufacturers, including Rolex, have distribution agreements with Birks that provide, among other things, for specific sales locations, yearly renewal terms, and early termination provisions at the manufacturer’s discretion. Additionally, Birks carries its own proprietary watch line.

Other Products
      In fiscal 2004, Birks purchased jewelry and giftware for sale in its stores from over 200 suppliers. Many of these suppliers have long-standing relationships with Birks. Service revenues for watch and jewelry repairs, remountings, silver replating and watch battery changes and refurbishments amount to approximately 7% of net sales, and are an important source of traffic to Birks’ stores.

Manufacturing
      Birks has manufacturing facilities in Montreal, Vancouver, Rhode Island and Florida that enable Birks to offer unique, exclusive and high-quality products through an efficient supply chain. Birks’ manufacturing capabilities provide quality control; image enhancement by enabling Birks to promote its craftsmanship and exclusive design and manufacturing capabilities; improved economics by retaining the margin that would otherwise be paid to a third party provider; and capability to provide customized and/or special design jewelry for customers.
      The Montreal facility is the largest of Birks’ manufacturing facilities and is involved in all aspects of manufacturing fine jewelry with the exception of the cutting of rough diamonds and other precious stones. Its focus is on manufacturing stone set jewelry. The Rhode Island factory is involved in the production of silver and gold jewelry as well as in stone set jewelry, while each of the Vancouver and Florida facilities focus on specific types of stone set jewelry.
Availability of Products
      Although purchases of several critical raw materials, notably gold and gemstones, are made from a relatively limited number of sources, Birks believes that there are numerous alternative sources for all raw materials used in the manufacture of its finished jewelry, and that the failure of any principal supplier would not have a material adverse effect on operations. Any material changes in foreign or domestic laws and policies affecting international trade may have a material adverse effect on the availability of the diamonds, other gemstones, precious metals and non-jewelry products purchased by Birks.
      Birks competes with other jewelry retailers for access to vendors that will provide it with the quality and quantity of merchandise necessary to operate its business. Birks’ relationships with its primary suppliers, like Rolex, are generally not pursuant to long-term agreements. Although Birks believes that alternative sources of supply are available, the abrupt loss of any of its vendors, especially Rolex, or a decline in the quality or quantity of merchandise supplied by its vendors could cause significant disruption in its business. In fiscal 2004, merchandise supplied by Rolex and sold through Birks’ stores operating under the Mayors brand accounted for approximately 23% of Birks’ total net sales. If Rolex terminated its distribution agreement, such termination would have a material adverse effect on Birks’ business, financial condition and operating results. Birks believes that its relationships with its vendors are good.
Seasonality
      Birks’ sales are highly seasonal, with the third fiscal quarter (which includes the holiday shopping season) historically contributing significantly higher sales than any other quarter during the year. Approximately 40% of Birks’ fiscal 2004 net sales were made during the third fiscal quarter.
Retail Operations, Merchandising and Marketing

General
      Birks believes it distinguishes itself from most of its competitors by offering distinctively designed, exclusive products and a selection of distinctive high quality merchandise at a wide range of price points. Birks keeps the majority of its inventory on display in its stores rather than at its distribution facility. Although each store stocks a representative selection of jewelry, watches, giftware and other accessories, certain inventory is tailored to meet local tastes and historical merchandise sales patterns of specific stores.
      Birks believes that its stores’ elegant surroundings and distinctive merchandise displays play an important role in providing an atmosphere that encourages sales. Birks pays careful attention to detail in the design and layout of each of its stores, particularly lighting, colors, choice of materials and placement of display cases. Birks also uses its window displays as a means of attracting walk-in traffic and reinforcing its distinctive image. Birks’ Visual Display department designs and creates window and store merchandise case displays for all of its stores. Window displays are frequently changed to provide variety and to reflect seasonal events such as Christmas, Valentine’s Day and Mother’s Day.

Personnel and Training
      Birks places substantial emphasis on the professionalism of its sales force to maintain its position as a leading luxury jeweler. Birks strives to hire only highly motivated, professional and customer-oriented individuals. All new sales professionals will attend an intensive training program where they are trained in technical areas of the jewelry business, specific service techniques and Birks’ commitment to client service. Management believes that attentive personal service and knowledgeable sales professionals are key components to Birks’ success.
      As part of Birks’ commitment to continuous, on-the-job training, Birks established “Birks University” and “Mayor’s University,” a formalized system of in-house training with a primary focus on client service, selling skills and product knowledge that involves extensive classroom training, the use of detailed operational manuals, in-store mentorship programs and product knowledge testing. In addition, Birks conducts in-house training seminars on a periodic basis and administers training modules with audits to (i) enhance the quality and professionalism of all sales professionals, (ii) measure the level of knowledge of each sales professional, and (iii) identify needs for additional training. Birks also provides store management with more extensive management and client service training that emphasizes leadership skills, general management skills, “on-the-job” coaching and training instruction techniques.

Advertising and Promotion
      Birks’ marketing goal is to build on its reputation in its core markets as a leading luxury jeweler offering high quality merchandise in an elegant, sophisticated environment. For example, Birks frequently runs advertisements that associate the “Birks” and “Mayors” brands with internationally recognized brand names such as Rolex, Patek Philippe and Cartier. Advertising and promotions for all stores are developed by Birks’ personnel in conjunction with outside creative professionals.
      Birks’ advertising reinforces its role as a fashion leader that aims to deliver a total shopping experience that is as memorable as its merchandise. Birks’ marketing efforts, which consist of advertising, billboards, direct mailings, special events, media relations/ PR, distinctive store design and elegant displays, are shaped in large part by the brand positioning strategies as well as demographic and consumer trends affecting both the jewelry industry generally and the markets in which Birks operates.

Credit Operations
      Birks has two private label credit cards, one for each of its brands. The Canadian operation for stores operating under the Birks brand is administered by Wells Fargo Canada, a wholly owned Canadian subsidiary of Wells Fargo. The U.S. operation for stores operating under the Mayors brand is administered, principally, by Wells Fargo. In addition, stores operating under the Mayors brand also have a Mayor’s private label credit card which is administered by Birks.
      Birks’ credit programs are intended to complement its overall merchandising and sales strategy by encouraging larger and more frequent sales to a loyal customer base. Sales under the Birks credit card, which are made with less than 15% recourse to Birks, accounted for approximately 23% of Birks’ net retail sales during fiscal 2004, excluding sales attributable to stores operating under the Mayors brand. Sales under Mayor’s proprietary credit card and Mayor’s private label credit card, which are made without recourse to Birks, together accounted for approximately 27% of Mayor’s net sales during fiscal 2004.
      Customers are also offered the opportunity to utilize Birks’ layaway plan, which allows them to set aside and pay for items over a limited period of time with no interest charges.
Distribution
      Birks’ retail locations receive the majority of their merchandise directly from Birks’ distribution warehouses located in Sunrise, Florida and Montreal, Canada. Merchandise is shipped from the distribution warehouse utilizing various air and ground carriers. Birks also transfers merchandise between retail locations to balance inventory levels and to fulfill client requests, and a small portion of merchandise is delivered directly to the retail locations from suppliers.
Competition
      The North American retail jewelry industry, which is an approximately $54 billion annual market, is highly competitive and fragmented, with a few very large national and international competitors and many medium and small regional and local competitors. The market is also fragmented by price and quality. Although Birks is a luxury jeweler, it competes with companies within and outside of this segment. Birks’ competitors include national and international jewelry chains as well as independent regional and local jewelry retailers. Birks also competes with other types of retailers such as department stores and, to a lesser extent, catalog showrooms, discounters, direct mail suppliers, televised home shopping networks, and Internet sites. Many of these competitors have greater financial resources than Birks. Birks believes that competition in its markets is based primarily on trust, quality craftsmanship, product design and exclusivity, product selection, service excellence, including after sales service, and, to a certain extent, price. With the consolidation of the retail industry that is occurring, Birks believes that competition with other general and specialty retailers and discounters will continue to increase. Birks’ success will depend on various factors, including general economic and business conditions affecting consumer spending, the performance of national and international retail operations, the acceptance by consumers of Birks’ merchandising and marketing programs, store locations and Birks’ ability to properly staff and manage its stores.
Regulation
      Birks’ operations are affected by numerous federal, provincial and state laws that impose disclosure and other requirements upon the origination, servicing and enforcement of credit accounts and limitations on the maximum amount of finance charges that may be charged by a credit provider. In addition to Birks’ proprietary private label credit cards, credit to Birks’ clients is primarily through credit cards such as American Express®, Visa®, MasterCard® and Discover®, without recourse to Birks based upon a client’s failure to pay. Any change in the regulation of credit that would materially limit the availability of credit to Birks’ traditional customer base could adversely affect Birks’ results of operations and financial condition.
      Birks generally utilizes the services of independent customs agents to comply with U.S. and Canadian customs laws in connection with its purchases of gold, diamond and other jewelry merchandise from foreign sources.
Trademarks and Copyrights
      The designations Birks and Mayors, and the Birks and Mayors logos, are Birks’ principal trademarks and are essential to Birks’ ability to maintain its competitive position in the luxury jewelry segment. Birks maintains a program to protect its trademarks and will institute legal action where necessary to prevent others from either registering or using marks that are considered to create a likelihood of confusion with Birks’ trademarks. Birks is also the owner of the original jewelry designs created by its in-house designers and has entered into agreements with several outside designers pursuant to which these designers have assigned to Birks the rights to use copyrights of designs and products created for Birks.
Employees
      As of the date of this proxy statement prospectus, Birks employed approximately 1,170 persons on a full-time basis. Birks usually hires a limited number of temporary employees during each Holiday season. None of its employees are governed by a collective bargaining agreement. Birks believes its relations with its employees are good and Birks intends to continue to place an emphasis on employee training, communication and involvement in Birks’ future success.

Properties
      Birks’ head office is in Montreal, Canada. On December 12, 2000, Birks sold its head office building for Cdn$14,250,000 to Anglo Canadian Investments, L.P. As a condition of the transaction, Birks agreed that it would lease, on a net basis, the entire property from the purchaser, acting as landlord. Birks entered into a lease agreement pursuant to which Birks leases the office for a term of 20 years ending December 11, 2020. The current net annual rental rate is Cdn$1,512,500 for the period terminating on December 11, 2006, and increases on a compounded basis by 10% on each third annual anniversary date thereafter. The lease is an absolute net lease to the landlord, and Birks is responsible for any and all additional expenses, including, without limitation, taxes and structural expenses. Subject to specific terms and conditions, Birks has four options to renew and extend the term of the lease for four further terms of five years each except for the last option which is five years less eleven days, terminating on November 30, 2040. Subject to specific terms and conditions, Birks also has two options to purchase the premises, which may be exercised no later than six months prior to the end of the fifteenth year of the term of the lease and the end of the twentieth year of the term of the lease, respectively. Birks’ U.S. operations are managed though a local headquarters located in Sunrise, Florida.
      Birks leases all of its store locations. Birks believes that all of its facilities are well maintained and in good condition and are adequate for its current needs. Birks is actively negotiating all leases that expire in the next 12 months.

	Size
	(Square Feet)		Expiration of Lease	Location

Operating Stores
Bayshore Centre	2,519		September 2008	Nepean, ON
Bloor	15,620		September 2014	Toronto, ON
Carrefour Laval	3,425		June 2012	Laval, QC
Chinook Shopping Centre	2,342		March 2015	Calgary, AB
Cornwall Centre	2,349		April 2010	Regina, SK
Fairview Mall	2,115		August 2008	North York, ON
Fairview Pointe-Claire	4,210		January 2007	Pointe-Claire, QC
First Canadian Place	2,243		May 2008	Toronto, ON
Guildford Town Centre	3,755		August 2007	Surrey, B.C.
Halifax	3,316		January 2009	Halifax, N.S.
Hillside Shopping Centre	3,639		March 2010(1)	Victoria, B.C.
Lime Ridge Mall	2,473		September 2011	Hamilton, ON
London Galleria	5,179		August 2009	London, ON
Manulife Place	4,196		November 2009	Edmonton, AB
Montreal Store	19,785	(2)	December 2020	Montreal, QC
Oakridge Shopping Centre	2,176		May 2008	Vancouver, B.C.
Oakville Place	2,729		March 2010(1)	Oakville, ON
Park Royal	3,537		September 2007	West Vancouver, B.C.
Pen Centre	3,588		April 2007	St. Catherines, ON
Place Ste-Foy	4,048		November 2005	Ste-Foy, QC
Polo Park Centre	3,920		January 2007	Winnipeg, MB
Promenades St-Bruno	2,335		February 2008	St-Bruno, QC
Rideau Centre	7,233		April 2009	Ottawa, ON
Richmond Centre	1,562		April 2007(3)	Richmond, B.C.
Rockland Centre	3,019		August 2008	Mont Royal, QC
Saskatoon	4,280		October 2008	Saskatoon, SK
Scarborough Town Centre	3,709		May 2008	Scarborough, ON

	Size
	(Square Feet)	Expiration of Lease	Location

Sherway Gardens	4,611	February 2010	Etobicoke, ON
Southcentre Shopping Centre	2,986	August 2009	Calgary, AB
Southgate Shopping Centre	2,905	September 2008	Edmonton, AB
Square One	3,211	April 2012	Mississauga, ON
St-John	3,306	Fall 2005(4)	St-John, N.B.
Toronto Dominion Square	7,895	October 2011	Calgary, AB
Toronto Eaton Centre	4,470	April 2012	Toronto, ON
Vancouver	20,221	January 2010	Vancouver, B.C.
Victoria	2,460	December 2011	Victoria, B.C.
West Edmonton Mall	3,730	March 2010	Edmonton, AB
Whistler	552	December 2008	Whistler, B.C.
Yorkdale	2,530	April 2015	Toronto, ON
Altamonte Mall	5,782	January 2011	Altamonte Springs, FL
Aventura Mall	3,447	January 2009	N. Miami Beach, FL
Bell Tower	4,578	January 2012	Fort Myers, FL
Boca Town Center	5,878	January 2007	Boca Raton, FL
Brandon Town Center	4,110	June 2005	Brandon, FL
Broward Mall	2,236	January 2010	Plantation, FL
Buckhead Store	10,000	April 2009	Atlanta, GA
Citrus Park Town Center	3,953	January 2010	Tampa, FL
City Place at West Palm Beach	6,113	January 2011	West Palm Beach, FL
Dadeland Mall	5,700	January 2007	Miami, FL
The Falls	1,643	January 2009	Miami, FL
Florida Mall	5,070	January 2010	Orlando, FL
The Galleria at Fort Lauderdale	3,682	January 2005(5)	Ft. Lauderdale, FL
International Plaza	5,583	January 2012	Tampa, FL
Lenox Square Mall	4,587	December 2005	Atlanta, GA
Lincoln Road	4,250	May 2009	Miami Beach, FL
Mall of Georgia	3,486	January 2010	Buford, GA
Mall at Millenia	4,532	January 2013	Orlando, FL
Mall at Wellington Green	4,001	January 2012	Wellington, FL
Miami International Mall	3,226	January 2006	Miami, FL
North Point Mall	4,752	January 2012	Alpharetta, GA
Perimeter Mall	5,157	January 2009	Atlanta, GA
PGA Commons(6)	5,197	April 2014	Palm Beach Gardens, FL
Seminole Towne Center	3,461	January 2006	Sanford, FL
The Shops at Sunset Place	2,051	January 2010	South Miami, FL
Southgate Plaza	4,605	March 2010	Sarasota, FL
Treasure Coast Square	2,506	January 2006	Jensen Beach, FL
Village of Merrick Park	4,894	January 2013	Coral Gables, FL

Other Properties
Rhode Island(8)(9)	19,200	March 2025(7)	Woonsocket, R.I.
Cavelti Factory(8)	828	January 2006	Vancouver, B.C.
Overdale Avenue(10)	15,000	February 2007	Montreal, QC

(1)	Based on terms and conditions of a negotiated lease that has not yet been fully executed.

(2)	This represents the retail square footage. The total area of Birks’ head office building, which includes the Montreal store is 78,229 square feet. The remaining area of 58,444 square feet is used for offices, factories and a distribution center.

(3)	The lease includes one time option for an early termination of the lease, in favor of Birks, which can be exercised between April 2005 and October 2005.

(4)	Birks sold its St. John store in March 2005 and is planning to relocate to a new leased location in the fall of 2005. The new lease is for a 2,038 square foot store and expires in August 2015.

(5)	Negotiations are underway for a new lease with additional space.

(6)	This store opened on April 2, 2004 and was a relocation to a free standing store format from the previous location within The Gardens of the Palm Beaches Mall.

(7)	In March 2005 Birks entered into a 20-year financing lease, at the end of which Birks will have the option to purchase the property for $1,000. For tax purposes, Birks is considered the current owner of the property.

(8)	Manufacturing facility.

(9)	In March 2005, Birks acquired the manufacturing facility in Rhode Island. The facility was acquired from Scojen, Limited Partnership with a $1.3 million loan from the Rhode Island Industrial Facilities Corporation, the RIIFC, and a loan guaranty from the Rhode Island Industrial-Recreational Building Authority, the IRBA. The IRBA and RIIFC are quasi-public corporations created by the State of Rhode Island to promote economic development in Rhode Island. The loan was effected through a structure consisting of capital lease financing and mortgage insurance. The term of the lease is 20 years at an interest cost of 5% per annum plus a 1% guarantee fee per annum.

(10)	Distribution center.
      Total annual base rent for these locations for the year ended March 26, 2005 was approximately $12.6 million.
Legal Proceedings
      Birks is from time to time involved in litigation incident to the conduct of its business. Although such litigation of Birks is routine and incidental, and such litigation can result in large monetary awards for compensatory or punitive damages, Birks believes that no litigation that is currently pending or threatened will have a material adverse effect on Birks’ financial condition. On December 1, 2004, Mayor’s was notified that the SEC was conducting an informal inquiry regarding Mayor’s. The SEC has requested documents primarily relating to the warrants that Mayor’s issued to Birks in connection with Birks’ equity investment in Mayor’s in August 2002. Birks is fully cooperating with the SEC inquiry. See “Summary — Recent Developments.”

MANAGEMENT OF BIRKS
      The existing directors and officers of Birks will remain as directors and officers of Birks immediately following the merger.
Executive Officers and Directors
      The following table sets forth information about Birks’ executive officers and directors, and their respective ages and positions as of the date of this proxy statement/ prospectus:

Name(1)	Age	Position

Dr. Lorenzo Rossi di Montelera	65	Chairman of the Board
Thomas A. Andruskevich	54	President, Chief Executive Officer, and Director
Shirley A. Dawe	59	Director
Margherita Oberti	60	Director
Peter R. O’Brien	59	Director
Filippo Recami(2)	54	Director
Michael Rabinovitch	35	Senior Vice President and Chief Financial Officer
Daisy Chin-Lor	51	Senior Vice President and Chief Marketing Officer
Carlo Coda-Nunziante	41	Group Vice President for Strategy and Business Development
Randolph Dirth	50	Group Vice President, Merchandising
John C. Orrico	48	Group Vice President, Supply Chain Operations
Marco I. Pasteris	44	Group Vice President for Finance
Sabine Bruckert	44	Vice President, General Counsel, and Corporate Secretary
Jocelyn Désy	53	Vice President, Corporate Sales
Hélène Messier	45	Vice President, Human Resources
Albert J. Rahm, II	52	Vice President, Retail Store Operations

(1)	If Mayor’s Stockholders approve and adopt the merger agreement, Emily Berlin, Elizabeth M. Eveillard, Massimo Ferragamo and Ann Spector Lieff, all of whom are currently directors of Mayor’s, have agreed to join the Birks board of directors. For biographies of these individuals, see “Management of Mayor’s.”

(2)	If at the time of consummation of the merger the Birks board of directors would not be comprised of a majority of independent directors, Mr. Recami has agreed to resign from the board.
Directors
      Dr. Lorenzo Rossi di Montelera, age 65, has served as Chairman of the board of directors of Birks since 1993. He is also on the board of directors of Regaluxe, Vonwiller S.A. (Geneva), a portfolio management and financial services firm, Bacardi Martini B.V., Azimut S.p.A. and the Advisory Board of the Global Leadership Institute of New York. Dr. Rossi is the father-in-law of Mr. Carlo Coda-Nunziante who is the Group Vice President-Strategy and Business Development for Mayor’s.
      Thomas A. Andruskevich, age 54, has been President and Chief Executive Officer of Birks since June 1996 and joined the board of directors of Birks in 1999. Since August, 2002, he has been the President, Chief Executive Officer, and Chairman of the board of directors of Mayor’s. From 1994 to 1996, he was President and Chief Executive Officer of the clothing retailer Mondi of America. From 1989 to 1994, he was Executive Vice President of International & Trade of Tiffany & Co., and from 1982 to 1989, Mr. Andruskevich served as Senior Vice President and Chief Financial Officer of Tiffany & Co. He also serves on the board of directors of Brazilian Emeralds, Inc., Mayor’s and The Robbins Company.

      Shirley A. Dawe, age 59, has been a member of the board of directors of Birks since 1999. She is also a Corporate Director and has been President of Shirley Dawe Associates Inc., a Toronto-based management consulting company specializing in the retail sector since 1986. From 1969 to 1985, she held progressively senior executive positions with Hudson’s Bay Company. Her expertise in the retail sector led to her appointment on industry-specific public task forces and to academic and not-for-profit boards of directors. Her wide management and consumer marketing experience brought Ms. Dawe to the boards of directors of numerous public and private companies in Canada and the United States. She currently serves on the boards of directors of National Bank of Canada, Oshkosk B’Gosh and The Bon-Ton Stores, Inc.
      Margherita Oberti, age 60, has been a member of the board of directors of Birks since 1993. Ms. Oberti was born near Turin, Italy, and resides in West Vancouver, B.C. Before coming to Canada, she studied at the University of Turin, where she obtained a Doctorate in Philosophy, and at the University of Milan, where she did post-doctoral studies in epistemology. After coming to Canada she also obtained a doctorate in classical studies from the University of British Columbia. Mrs. Oberti has been active in charity work, as a director of the Vancouver Foundation of Art Justice and Liberty, in education as a college professor, and in business as a director and officer of several companies, including Eccom Developments Ltd., the development company that built and sold two trend setting residential high rises, Seawalk Place, in West Vancouver, B.C. and Palais Georgia, in Vancouver.
      Peter R. O’Brien, age 59, has been a director of Birks since 1993. Mr. O’Brien resides in Montreal, Canada and is a senior corporate partner in the Montreal office of Stikeman Elliott LLP, where he has worked since 1971. He has a varied practice in corporate and commercial law, acquisitions and real estate. He was the founding chairman of the Canadian Irish Studies Foundation, is a past chairman of the Montreal General Hospital Foundation, and is currently Chairman of the board of directors of the McGill University Health Centre Foundation.
      Filippo Recami, age 54, has been a director of Birks since November 1, 1999 and a Managing Director of Iniziativa S.A. (Luxemborg) since the beginning of 1999. Mr. Recami has also been the Chief Executive Officer and Managing Director of Regaluxe since March 1999. He is also on the Mayor’s board of directors. Between 1978 and 1998, Mr. Recami had held senior management positions in several major public European corporations including Fiat S.p.A. (Italy), Sorin Biomedica S.p.A. (Italy), Sorin France S.p.A. (France), SNIA S.p.A. (Italy), and Rhône Poulenc S.A. (France). Mr. Recami holds a Certified Public Accountant title given by the Ministry of Justice of the Italian Government.
Other Executive Officers
      Michael Rabinovitch, age 35, became Senior Vice President & Chief Financial Officer effective August 1, 2005. Prior to joining Birks, Mr. Rabinovitch had been Vice President of Finance of Claire’s Stores, Inc. since 1999. Before joining Claire’s Stores, Inc., Mr. Rabinovitch was Vice President of Accounting & Corporate Controller at an equipment leasing company. Mr. Rabinovitch spent 5 years with Price Waterhouse LLP, most recently as Senior Auditor. Mr. Rabinovitch graduated in 1992 from Florida State University with a Bachelor of Science in Accounting and in Finance. Mr. Rabinovitch is a licensed CPA and is a member of the American Institute of Certified Public Accountants and the Florida Institute of Certified Public Accountants.
      Daisy Chin-Lor, age 51, has been Senior Vice President and Chief Marketing Officer for Birks and Mayor’s since April 1, 2005. Ms. Chin-Lor has extensive experience in the international luxury goods environment, specifically in the area of high-end cosmetics. From 2002 to 2004, Ms. Chin-Lor was the Executive Vice President and Chief Marketing Officer for Elizabeth Arden Spas. From 2000 to 2001 she was the Executive Director of Russell Reynolds Associates. Prior to 2000, Ms. Chin-Lor spent two years establishing a market presence for Chanel in Thailand and spent nearly 20 years working for Avon Products. Ms. Chin-Lor holds a Bachelor of Arts from Hunter College of New York.
      Carlo Coda-Nunziante, age 41, has been the Group Vice-President for Strategy and Business Development since 2002. Prior to joining Birks, Mr. Coda-Nunziante worked for A.T. Kearney in Milano, Italy from 1999 to 2002. From 1994 to 1998 Mr. Coda-Nunziante worked for Whirlpool Corporation in Italy, the United States and Singapore. He holds a Masters in Business Administration from Columbia Business School and a degree in Mechanical Engineering from the Universita Degli Studi di Firenze, Italy. Mr. Coda-Nunziante is employed directly by Mayor’s. Mr. Coda-Nunziante is also the son-in-law of Dr. Rossi.
      Randolph Dirth, age 50, has been the Group Vice President, Merchandising since July 2004, prior to which time he did merchandising consulting for Birks for 7 months. Before joining Birks, Mr. Dirth managed, as the founder, Gourmet Giftmail a web-based food gift business from 1997 to 2003. From 2000 to 2001, he was CEO of Greater Good. Prior to such position, he held different executive positions in specialty retailing companies including Brookstone, Williams-Sonoma and Macy’s. Mr. Dirth graduated from the University of California at Berkeley with post-graduate business curriculum and an A.B. in English.
      John C. Orrico, age 48, has been Group Vice President, Supply Chain Operations since September 2003. In this role, Mr. Orrico is responsible for Product Development, Gemstone Operations, Manufacturing as well as the Central Watch Division. Before joining Birks and Mayor’s, Mr. Orrico was Group Vice President, Merchandising Supply Chain Operations at Tiffany & Co. Mr Orrico spent 14 years at Tiffany & Co. where he developed its manufacturing and supply chain strategies and oversaw its operations in Cumberland RI, Cranston RI, Pelham NY, Parsippany NJ and was President of Judel Products in Salem as well as LeTallec in Paris and the Swiss Watch Factory, West Virginia.
      Marco Pasteris, age 44, is the Group Vice President Finance for Birks and has been with Birks since 1993. Since August 2002, he has held the same position with Mayor’s. Since 1996, he has served as Chief Operating Officer of Henry Birks & Sons Holdings Inc. Prior to joining Birks he spent six years with Gruppo Finanziario Textile, one of the largest multinational firms in the textile industry active in production, distribution and retail of such brands as Giorgio Armani, Ungaro, and Valentino. During his tenure at Gruppo Finanziario Textile, Mr. Pasteris held several positions in finance and control, leading to the position of Controller of International Operations. Mr. Pasteris graduated in 1984 from the Università d’Economia e Commercio in Torino, Italy with a B. SC. in business and economics. He also holds a Masters in Business Administration with a specialization in international business and finance from New York University’s Graduate School of Business Administration.
      Sabine Bruckert, age 44, is the Vice President and General Counsel, Corporate Secretary for Birks and has been with Birks since 1993. Prior to joining Birks, she was a member of the Paris Bar and had spent six years working with Price Waterhouse in Paris in the corporate, labour and tax departments where she gained experience in international transactions. Ms. Bruckert graduated in 1981 from the Pantheon Sorbonne University with a Bachelors of Law. Subsequently, she obtained a Master in Business Law in 1982 and a post-graduate studies diploma in Commerce Finance and International Taxation Law. Ms. Bruckert was admitted to the Quebec Bar in 1992.
      Jocelyn Désy, age 53, has been the Vice President, Corporate Sales since May 2004. Prior to joining Birks, Mr. Désy spent 2 years as president of a public software company, 3 years as a Vice President of Business Development of Kangacom Inc., a joint venture driven by Bell-Canada, and over 20 years at Bell-Canada as an assistant Vice President of Sales and Marketing. Mr. Désy graduated from Montreal Polytechnic in 1974 with a degree in engineering. He is presently studying for a Masters of Business Administration in Finance. He is a member of the Order of Engineers of Quebec.
      Hélène Messier, age 45, has been the Vice President, Human Resources since November 2000. Prior to joining Birks, Ms. Messier spent 3 years as Assistant General Manager of the Quebec Milk Producer and 15 years in different human resources and operation positions with Bell Canada. Ms. Messier graduated in 1982 from the University of Quebec with a Bachelor’s Degree in Commerce. Subsequently, she obtained a Masters of Business Administration in 1990 from HEC Montreal. She is a member of various professional associations and participates in different professional training and seminars in her area of expertise.
      Albert J. Rahm, II, age 52, oversees the retail operations of Birks as Vice President, Retail Store Operations and has been employed in that position since May 2004. Since April 1991, Mr. Rahm has served in various positions at Mayor’s, and currently serves as Vice President — Retail. Prior to joining Mayor’s in

April 1991, Mr. Rahm owned and operated three retail jewelry stores for a fourteen-year period in Shreveport, Louisiana.
Board Committees
      Upon completion of the merger, Birks will have the following committees:

Audit Committee
      The audit committee is currently comprised of Shirley A. Dawe, Peter R. O’Brien and Filippo Recami. Each member of the audit committee is financially literate. None of the members of the audit committee qualify as an “audit committee financial expert” as defined in the rules of the American Stock Exchange. The composition of the audit committee will satisfy the independence requirements of the American Stock Exchange and the SEC within the prescribed time periods, which require one independent member upon initial listing, a majority of independent members within 90 days of listing and a fully independent committee within one year of listing. The audit committee will operate under a written charter adopted by the board of directors. The audit committee will review the scope and results of the annual audit of Birks’ consolidated financial statements conducted by Birks’ independent auditors, the scope of other services provided by Birks’ independent auditors, proposed changes in Birks’ financial accounting standards and principles, and Birks’ policies and procedures with respect to its internal accounting, auditing and financial controls. The audit committee will also examine and consider other matters relating to the financial affairs and accounting methods of Birks, including selection and retention of Birks’ independent auditors.

Nominating Committee
      Birks’ board will designate a nominating committee consisting of at least three directors. The composition of the nominating committee will satisfy the independence requirements of the American Stock Exchange within the prescribed time periods, which require one independent member upon initial listing, a majority of independent members within 90 days of listing and a fully independent committee within one year of listing. The nominating committee will be responsible for nominating potential nominees to the board of directors. Birks’ policy with regard to the consideration of any director candidates recommended by a stockholder is that Birks will consider such candidates and evaluate such candidates by the same process as candidates identified by the nominating committee. The nominating committee will operate under a written charter adopted by the board of directors.

Corporate Governance Committee
      Birks’ board will designate a corporate governance committee consisting of at least three directors. The composition of the corporate governance committee will satisfy the independence requirements of the American Stock Exchange within the prescribed time periods, which require one independent member upon initial listing, a majority of independent members within 90 days of listing and a fully independent committee within one year of listing. The corporate governance committee will operate under a written charter adopted by the board of directors. The corporate governance committee will be responsible for overseeing all aspects of Birks’ corporate governance policies. In this regard, the corporate governance committee will review and approve without limitation the following: transactions, plans, purchases, sales, services, dealings, agreements, arrangements and/or relationships between Birks, Mayor’s and other affiliates. The corporate governance committee will also be responsible for the oversight and review of all related party transactions.

Compensation Committee
      Birks’ board will designate a compensation committee consisting of at least three directors. The composition of the compensation committee will satisfy the independence requirements of the American Stock Exchange within the prescribed time periods, which require one independent member upon initial listing, a majority of independent members within 90 days of listing and a fully independent committee within one year of listing. The purpose of the compensation committee will be to recommend to the board executive compensation, including base salaries, bonuses and long-term incentive awards for the Chief Executive Officer and other executive officers of Birks.
Director Compensation
      On April 23, 2004, four of Birks’ directors, Lorenzo Rossi di Montelera, Peter R. O’Brien, Shirley Dawe and Margherita Oberti were each awarded 5,000 Birks stock options in lieu of directors’ fees and fees for attending committee meetings. On July 9, 2005, Ms. Dawe relinquished the 5,000 options and received as consideration a cash payment in respect of directors’ fees (Cdn$15,000) and committee fees (Cdn$4,000) for the year ending March 26, 2005.
      It is anticipated that upon consummation of the merger, each non-employee director of Birks will be entitled to receive an annual fee of $20,000 for serving on Birks’ board of directors. Directors will also be eligible for annual stock option awards. The audit committee chairperson will be entitled to receive an additional annual fee of $10,000. In addition, in the event Birks forms a special independent committee of directors, the chairperson of such committee will be entitled to receive $10,000 for his or her service and the other members of the committee will each be entitled to receive $5,000 for their service on such committee. All directors are reimbursed for travel and other expenses incurred in connection with the performance of their duties as directors.
Attendance of Directors
      During fiscal 2004, Birks’ board of directors held a total of 18 board of directors and committee meetings. During such year all directors attended at least 75% of the meetings of meetings of Birks’ board of directors and committees of which they were members.
Executive Compensation
      Birks is a foreign private issuer and is not required to publicly disclose information about executive compensation in its home jurisdiction. The aggregate compensation paid by Birks to its executive officers (including those executive officers of Mayor’s) in fiscal 2004 was approximately $4,858,000 (annual salary and bonus earned). Set forth below is compensation information for selected members of management for fiscal 2004.

Summary Compensation Table for the year ended March 26, 2005
      The following table presents compensation information for certain of Birks’ executive officers for fiscal 2004, which includes compensation received from Mayor’s.

	Annual Compensation						Awards

							Securities
					Other Annual		Underlying
	Salary		Bonus		Compensation		Options/SARs
Name and Principal Position	($)		($)(10)		($)		(#)

Thomas A. Andruskevich	864,000	(1)	882,976	(2)	28,760	(3)(4)(5)	—
President, Chief Executive Officer and Director
John D. Ball(5)(6)	179,400		35,790	(2)	10,834	(7)	—
Senior Vice President and Chief Financial Officer
Marco I. Pasteris(5)	153,075		47,118	(2)	8,310	(8)	5,000
Group Vice President for Finance
Albert J. Rahm, II	196,539	(1)	104,794	(2)	17,252	(9)	—
Vice President, Retail Store Operations

(1)	Includes amounts paid by Mayor’s. (Mr. Andruskevich $500,000; Mr. Rahm $196,539).

(2)	Includes amounts paid by Mayor’s. (Mr. Andruskevich $366,742; Mr. Pasteris $31,557; Mr. Rahm $73,894).

(3)	Includes amounts paid for life insurance, financial services and retirement benefit contributions. Mr. Andruskevich also receives non-taxable benefits including reimbursement for club memberships used for business purposes, a contribution for long-term disability benefits, reimbursement for an annual medical checkup and a contribution for medical, dental and life insurance.

(4)	Mr. Andruskevich resides in New Jersey but spends a significant amount of time working in Montreal, Canada and Sunrise, Florida in his capacity as President and Chief Executive Officer of Birks and Mayor’s, respectively. Instead of reimbursing Mr. Andruskevich for hotel accommodation and car rental service in Montreal and Sunrise, Birks provides Mr. Andruskevich with the non-exclusive use of an apartment and an automobile in each location. The apartments and automobiles are made available to and utilized by other employees, customers and suppliers of Birks. Birks does not account for these expenses as compensation and Birks has been advised that they are not taxable as benefits to Mr. Andruskevich. Accordingly, the value of these items is not included in the table above.

(5)	Includes amounts paid by Birks in Canadian dollars and converted to U.S. dollars at the average of the inverse of the noon buying rate quoted by the Federal Reserve Bank of New York for Canadian dollars during fiscal 2004, which was Cdn$1.00 per $0.78.

(6)	John D. Ball resigned from his position at Mayor’s in December 2004 and from his position at Birks in February 2005 but continued to be employed by each company until May 2005.

(7)	Includes amounts paid for car leasing, group benefit plan at Birks and life insurance. Mr. Ball also received reimbursement for car maintenance, repairs, insurance and license and non-taxable benefits including reimbursement for an annual medical checkup.

(8)	Includes amounts paid for car leasing and group benefit plan at Birks. Mr. Pasteris also receives reimbursement for car maintenance, repairs, insurance and license non-taxable benefits including reimbursement for an annual medical checkup.

(9)	Includes amounts paid for a car allowance and for miscellaneous retirement benefits. Mr. Rahm also receives non-taxable benefits including a contribution for medical, dental, life and disability insurance.

(10)	This corresponds to the bonus earned during the year ended March 26, 2005, but not paid.

Option Grants for Birks Class A voting shares in Fiscal Year Ended March 26, 2005

		Number of	Total Options
Name	Date of Grant	Vesting Periods	Granted	Exercise Price

Sabine Bruckert	April 23, 2004	4	5,000	$7.73
Helene Messier	April 23, 2004	4	5,000	$7.73
Marco Pasteris	April 23, 2004	4	5,000	$7.73
Shirley Dawe(1)	April 23, 2004	—	5,000	$7.73
Margherita Oberti	April 23, 2004	—	5,000	$7.73
Peter O’Brien	April 23, 2004	—	5,000	$7.73
Lorenzo Rossi di Montelera	April 23, 2004	—	5,000	$7.73
Randolph Dirth	July 1, 2004	4	10,000	$7.73

(1)	On July 9, 2005, Ms. Dawe relinquished the 5,000 options and received as consideration a cash payment in respect of directors’ fees (Cdn$15,000) and committee fees (Cdn$4,000) for the year ending March 26, 2005.

Option Exercises in Last Fiscal Year and Year-End Option Values
      The following table shows information with respect to unexercised options to purchase Birks shares held by each of Birks’ executive officers as of March 26, 2005 and with respect to options exercised by the named executive officers during the fiscal year ended March 26, 2005 and does not include any options or warrants to purchase Mayor’s common stock.
Aggregated Option Exercises in Fiscal Year Ended March 26, 2005 and Fiscal
Year-End Option Values

			Number of Securities
			Underlying Unexercised
	Shares		Birks Options at
	Acquired on	Value	Fiscal Year-End
	Exercise	Realized
Name	(#)	($)	Exercisable	Unexercisable

Thomas A. Andruskevich	—	—	439,532	—
John D. Ball	—	—	20,570	—
Marco I. Pasteris	—	—	9,970	7,000
Al Rahm	—	—	—	—
Shirley Dawe(1)	—	—	5,000	—
Peter O’Brien	—	—	5,000	—
Lorenzo Rossi di Montelera	—	—	5,000	—
Margherita Oberti	—	—	5,000	—

(1)	On July 9, 2005, Ms. Dawe relinquished the 5,000 options and received as consideration a cash payment in respect of directors’ fees (Cdn$15,000) and committee fees (Cdn$4,000) for the year ending March 26, 2005.
Equity Incentive Plans

Birks’ Employee Stock Option Plan
      Effective May 1, 1997, Birks adopted an Employee Stock Option Plan (“ESOP”) designed to attract and retain the services of selected employees or non-employee directors of Birks or its affiliates who are in a position to make a material contribution to the successful operation of Birks’ business. The ESOP was amended as of June 20, 2000.
      Plan administration. Birks’ board of directors administers the ESOP.
      Eligibility. Any employee or non-employee director of Birks or its affiliates selected by Birks’ board of directors is eligible for an award of stock options under the ESOP. Within the limits set by the ESOP, the board in its sole discretion selects those individuals to whom awards are made under the ESOP, specifies the number of options awarded, the option period, the vesting periods and vesting criteria applicable, if any. The board in its sole discretion may include, as a condition to the exercise of an option, that Birks shall have achieved a net profit before taxes with respect to its most recently completed fiscal year prior to the exercise of the option.
      Option to acquire share under the ESOP. Shares acquired under the ESOP are Birks non-voting common shares without nominal or par value in the capital stock of Birks. If Birks Class A voting shares are listed on a securities exchange in Canada or the United States, the non-voting common shares acquired under the ESOP shall be converted into Birks Class A voting shares, and all options granted prior to such listing shall automatically be converted into options for the acquisition of Class A voting shares. Shares acquired under the ESOP are treasury shares. The maximum aggregate number of treasury shares which may be issued under the ESOP shall not exceed the lesser of 237,907 shares or 10 percent of the common shares issued and outstanding from time to time. No reduction in the number of common shares outstanding affects rights under options previously awarded. The maximum aggregate number of shares with regard to which awards may be made to any one individual under the ESOP shall not exceed 5 percent of the common shares issued and outstanding shares of Birks.
      The exercise price per share with respect to each option shall not be less than the fair market value of a share on the date the option is awarded. The fair market value on a particular date shall be as determined by a third party as of that date or, if the shares have been listed on a securities exchange in Canada or the United States, shall be the closing price on that date or if no sale have occurred on that date, it shall be the closing price on the next preceding day on which there was a sale.
      Option Period and Vesting Criteria. The option period in respect of a particular award shall be specified by the board, but in all cases shall end no later than the day preceding the tenth anniversary of the date of award. The board shall prescribe the date or dates upon which options become exercisable and may establish any performance criteria that must be met by Birks in order for all or any options to become exercisable.
      Material Event. Upon the occurrence of certain circumstances such as sale of a majority of the shares of the share capital of Birks, an amalgamation, merger or consolidation of Birks with or into another corporation (except if at least 51 percent of the directors of the surviving or resulting corporation immediately after the transaction were directors of the Birks immediately prior to the transaction), or a plan of liquidation or dissolution of Birks all options shall become exercisable in full immediately.
      Exercise and Payment. The vested options can be exercised at any time during the option period unless the employee has ceased to be employed by Birks or the non-employee director has ceased to be member of Birks’ board. In these situations the options either expire immediately in the case of resignation or remain exercisable for 3 months in case of termination of employment, retirement, disability or death. At the time any options are exercised, the person exercising the options shall pay in cash the full exercise price of the shares acquired.
      Adherence to shareholders agreement. It shall be a condition precedent to the issuance of shares pursuant to an option that the grantee become party to the shareholders agreement by and among certain management investors, Borgosesia Acquisitions Corporation (its successors and assigns) and Birks made as of August 31, 1998, as the same may be amended from time to time, except if the shares are listed on a securities exchange in Canada or the United States of America.
      Rights not transferable. All option rights granted under the ESOP are non-assignable and non-transferable by the grantee.
      Reorganization of share capital. In the event that Birks non-voting common shares are subdivided, consolidated, converted or reclassified by Birks, or that any other action of a similar nature affecting such shares is taken, then the options held by each participant in the ESOP shall be appropriately adjusted, and the number of shares reserved for issuance under the ESOP shall be adjusted in the same manner.
      Interpretation and Amendment. Birks has the power to interpret and amend the provisions of the ESOP. However shareholders holding a majority of the Birks common shares must ratify any amendment increasing the number of shares which may be issued under the Plan. Birks cannot alter the provisions of the ESOP in such a way as to affect the rights and obligations of option holders to their detriment without the consent of the individuals affected.
      Termination. The ESOP will terminate following the final termination of the option periods of all awarded options.
      Various. Each grantee is solely responsible for any tax which may be payable as a consequence of his or her participation in the ESOP and for the payment of any brokerage fees in respect of the sale or transfer of shares acquired under the ESOP. Birks pays all costs of administering the ESOP. The ESOP is governed by the laws of the Province of Quebec and the federal laws of Canada, as applicable.

      The following table provides information as of March 26, 2005 about Birks Class A voting shares to be issued upon the exercise of options, warrants and rights under Birks’ Employee Stock Option Plan and through other agreements:

				(C)
	(A)			Number of Securities
	Number of Securities	(B)		Remaining Available for
	to be Issued Upon	Weighted-Average		Issuance Under Equity
	Exercise of	Exercise Price of		Compensation Plans
	Outstanding Options,	Outstanding Options,		(Excluding Securities
Plan Category	Warrants and Rights	Warrants and Rights		Reflected in Column (A))

Equity Compensation plans approved by shareholders	180,419	Cdn$	6.70	57,488
Other equity compensation agreements	724,907	Cdn$	5.64	—

Total	905,326	Cdn$	5.85	57,488

Mayor’s Equity-Incentive Plans
      Birks also has several equity-incentive plans that provide compensation in the form of Mayor’s common stock to Mayor’s employees. See “Description of Mayor’s Business — Equity Compensation Plan Information.”
Long-Term Incentive Plan
      In fiscal 2004, Mayor’s adopted a Long-Term Incentive Plan to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and consultants and to promote the success of Mayor’s business.
      Plan Administration. The Long-Term Incentive Plan may be administered by different bodies with respect to different groups of employees and consultants. In general, the Long-Term Incentive Plan will be administered by Mayor’s board of directors or a committee designated by the board of directors. The plan administrator has the sole authority to, among other things:

•	construe and interpret the Long-Term Incentive Plan and the awards made under the Long-Term Incentive Plan,

•	make rules and regulations relating to the administration of the Long-Term Incentive Plan,

•	select grantees and make awards, and

•	establish the terms and conditions of grants and awards.
      Eligibility. Any employee or consultant selected by the administrator is eligible for any type of award provided for under the Long-Term Incentive Plan, except that incentive stock options may not be granted to consultants. The selection of the grantees and the nature and size of grants and awards will be wholly within the discretion of the administrator. A grantee must be an employee or consultant of Mayor’s or a subsidiary continuously from the date a grant is made through the date of payment or settlement thereof, unless otherwise provided by the applicable award.
      Awards. The Long-Term Incentive Plan provides for the grant of incentive stock options that qualify under Section 422 of the Code and non-statutory options, stock appreciation rights, restricted stock awards, and performance unit or share awards, as such terms are defined in the Long-Term Incentive Plan.
      Shares Subject to the Long-Term Incentive Plan. The Long-Term Incentive Plan authorizes the issuance of 10,000,000 of shares of Mayor’s common stock. If any shares of Mayor’s common stock subject to any award under the Long-Term Incentive Plan are forfeited or the award otherwise terminates without the issuance of such Mayor’s common stock, those shares of Mayor’s common stock will again be available for grant under the Long-Term Incentive Plan. Likewise, Mayor’s common stock that is tendered to Mayor’s by a participant as full or partial payment of the exercise price of any stock option granted under the Long-Term Incentive Plan or in payment of any withholding tax incurred in connection with any award under the Long-Term Incentive Plan shall be available for issuance under the Long-Term Incentive Plan.
      The common stock issued under the Long-Term Incentive Plan will consist of authorized but unissued treasury common stock.
      Adjustments. In the event of a stock dividend, stock split, reverse stock split, combination or reclassification or similar transaction or other change in corporate structure affecting Mayor’s common stock, adjustments will be made to the Long-Term Incentive Plan, including the maximum number of shares of Mayor’s common stock subject to the Long-Term Incentive Plan and the other numerical limitations set forth herein.
      Options. Options to purchase shares of Mayor’s common stock may be granted under the Long-Term Incentive Plan, either alone or in addition to other awards and for no consideration or for such consideration as the administrator may determine or as may be required by applicable law. A stock option may be granted in the form of an incentive stock option or a non-qualified stock option.
      The price at which a share may be purchased under an option will be determined by the administrator, but for an incentive stock option the price may not be less than the fair market value of a share of Mayor’s common stock on the date the option is granted as defined in the Long-Term Incentive Plan. The Long-Term Incentive Plan permits the administrator to establish the term of each option, but no option will be exercisable after 10 years from the grant date of the option. Options will be exercisable at such time or times as determined by the administrator at or subsequent to the grant.
      The amount of incentive stock options vesting in a particular year cannot exceed $100,000 per participant (or if greater, the maximum amount permitted under Section 422 of the Code), determined using the aggregate fair market value of the of Mayor’s common stock subject to such options on the date of grant.
      SARS. Stock appreciation rights entitle a participant to receive upon exercise an amount equal to the number of shares of Mayor’s common stock subject to the award multiplied by all or a portion of the excess of the fair market value of a share of Mayor’s common stock at the time of exercise over the exercise price of such stock appreciation right. Stock appreciation rights may be granted to grantees either alone or in addition to other awards and may, but need not, relate to a specific option.
      A stock appreciation right related to an option, or the applicable portion thereof, will terminate and no longer be exercisable upon the termination or exercise of the related option. Any option related to a stock appreciation right that is exercised will cease to be exercisable to the extent the related stock appreciation right has been exercised.
      Restricted Stock. Restricted stock awards may be issued to grantees, for no cash consideration or for such minimum consideration as may be required by applicable law, either alone or in addition to other awards granted under the Long-term Incentive Plan. Restricted stock awards may be performance based or non-performance based.
      Performance Awards. Performance-based awards may be issued to grantees, for no cash consideration or for such minimum consideration as may be required by applicable law, either alone or in addition to other awards granted under the Long-Term Incentive Plan. The performance criteria to be achieved during a performance period, as defined in the Long-Term Incentive Plan, and the length of such performance period will be determined by the administrator.
      With certain exceptions, performance awards will be distributed only after the end of the relevant performance period. Performance awards may be paid in cash, shares of Mayor’s common stock or any combination thereof, in the sole discretion of the administrator at the time of payment.
      Change in Control. In the event of a change in control of Mayor’s, the administrator, at its sole discretion, may determine that all outstanding awards will become fully and immediately exercisable and vested.

      In the event of dissolution or liquidation of Mayor’s, the administrator may, at its sole discretion, declare that any stock option or stock appreciation right shall terminate as of a date fixed by the administrator and give the grantee the right to exercise such option or stock option right.
      In the event of a merger or asset sale or other change in control, as defined by the Long-Term Incentive Plan, the administrator may, in its sole discretion, take any of the following actions or any other action the administrator deems to be fair to the holders of the awards:

•	Provide that all outstanding awards upon the consummation of such a merger or sale shall be assumed by, or an equivalent option or right shall be substituted by, the successor corporation or parent or subsidiary of such successor corporation.

•	Prior to the occurrence of the change in control, provide that all outstanding awards to the extent they are exercisable and vested shall be terminated in exchange for a cash payment equal to the change in control price; or

•	Prior to the occurrence of the change in control, provide for the grantee to have the right to exercise the award as to all or a portion of the covered stock, including, if so determined by the administrator, in its sole discretion, shares as to which it would not otherwise be exercisable.
Employee Stock Purchase Plan
      Mayor’s also has an Employee Stock Purchase Plan (“ESPP”), which was approved in June 1987. The ESPP permits eligible employees, which do not include executives of Mayor’s, to purchase common stock from Mayor’s at 85% of its fair market value through regular payroll deductions. A total of 1,062,500 shares of Mayor’s common stock are reserved for issuance under the ESPP of which 552,174 shares have been issued as of March 26, 2005, including 30,285 during fiscal 2004, none in fiscal 2003 and 82,561 in fiscal 2002.
1987 and 1991 Stock Option Plans
      Mayor’s also adopted stock option plans in 1987 and 1991 in order to make option awards to key employees and directors. As of March 26, 2005 Mayor’s had 3,304,523 shares of common stock available for grant to its key employees and directors under its 1987 and 1991 Stock Option Plans. Under these plans, the option price must be equal to the market price of the stock on the date of the grant, or in the case of an individual who owns 10% or more of common stock, the minimum price must be 110% of the market price. Options granted to date under these plans generally become exercisable from six months to three years after the date of grant, provided that the individual is continuously employed by Mayor’s, or in the case of directors, remains on the board of directors. All options generally expire no more than ten years after the date of grant.
      Under the 1991 plan, any option granted to any executive officer or director of Mayor’s, unless otherwise provided in the letter of grant, will become immediately exercisable and vested in full upon the delivery of a written notice to the stockholders of Mayor’s announcing a stockholders’ meeting at which the stockholders will consider a proposed merger, proposed sale of substantially all the assets, or similar proposed reorganization of Mayor’s, provided that such delivery occurs prior the expiration or termination of the affected option. The Long-Term Incentive Plan superseded the 1991 Stock Option Plan.
Employment Agreements

Thomas A. Andruskevich
      Thomas A. Andruskevich is employed by Birks, as well as by its subsidiary Mayor’s. Accordingly, Birks has two employment agreements with Mr. Andruskevich, one of which is through Mayor’s. Both agreements will remain in effect following consummation of the merger. For total compensation paid pursuant to these agreements, see “Management of Birks — Executive Compensation — Summary Compensation Table for the year ended March 26, 2005” above.

      Effective April 1, 2005, Birks entered into an employment agreement with Mr. Andruskevich under which Mr. Andruskevich serves as President and Chief Executive Officer of Birks for a term continuing until March 31, 2008, unless terminated in accordance with the agreement. This agreement superseded prior employment agreements with Mr. Andruskevich, the first of which was entered into on May 15, 1996. Under this agreement, Mr. Andruskevich receives an annual base salary and a special net income bonus, which, in both cases, will be adjusted based upon the achievement of certain net income goals by Birks in the preceding year. The goals are set forth in Birks’ annual profit plan and its strategic plan and are approved annually by the board of directors. Mr. Andruskevich’s base salary will vary from $464,000 to $614,000 based on Birks’ performance, and the special net income bonus will be up to $150,000. Additionally, Mr. Andruskevich will receive an annual performance bonus based upon the achievement of specific performance criteria, which are set each year by Birks’ compensation committee and a shareholder representative. The performance bonus will range from 0% to 150% of his base salary in a given year. Under his employment agreements since May 15, 1996, Mr. Andruskevich has received three separate grants of stock options, each of which is confirmed in his current employment agreement. In 1996, Mr. Andruskevich was given the option to subscribe for a number of Birks Class A voting shares which, immediately following their issue, would represent 2% of the issued and outstanding shares in the capital stock of Birks. The number of shares will be adjusted to represent 2% of the issued and outstanding Birks Class A voting shares, except that any new stock options or other new securities exercisable for, convertible into or exchangeable into capital stock (or shares issued upon exercise, conversion or exchange thereof), new restricted stock or other new equity granted or issued for a compensatory purpose following the consummation of the merger to employees, officers, directors or consultants shall be disregarded for purposes of calculating 2% of the issued and outstanding shares in the capital stock of Birks. In 1998, the option granted in 1996 was substituted for an option on the same terms except that the exercise price of the options was fixed at Cdn$6.00 per share, considered to be the fair market value at that time. Also in 1998, Mr. Andruskevich was given a second option to subscribe for a number of Class A voting shares which, immediately following their issue, would represent 2% of the issued and outstanding shares in the capital stock of Birks as of January 1, 1999, namely, 126,272 out of a total of 6,313,618 shares then issued and outstanding. The exercise price of these options was fixed at Cdn$6.25 per share, considered to be the fair market value at that time. In 2001, Mr. Andruskevich was given a third option to subscribe for a number of Class A voting shares which, immediately following their issue, would represent 2% of the issued and outstanding shares in the capital stock of Birks as of April 1, 2002, namely, 126,266 out of a total of 6,313,300 shares then issued and outstanding. The exercise price of these options was fixed at Cdn$7.00 per share, considered to be the fair market value at that time. Mr. Andruskevich agreed that in the event that he exercised his second or third option, he will vote the shares issued pursuant thereto only in accordance with the instructions of Dr. Rossi. Each of the options Mr. Andruskevich received under these agreements is exercisable for a period of twenty-four months after the termination of his employment, which period was extended from three months effective April 1, 2005. Additionally, each option is exercisable for a period of 10 years following retirement. Under his employment agreement, Mr. Andruskevich is also entitled to certain benefits such as life insurance, health and dental insurance, moving expenses and other reasonable expenses. Birks may terminate Mr. Andruskevich’s employment agreement with just and sufficient cause for such termination. If Birks desires not to renew the agreement, Birks must provide Mr. Andruskevich with notice 12 months prior to the end of the term of the agreement. In the event that the agreement terminates as a result of death or non-renewal of the agreement, Mr. Andruskevich is entitled to the base salary which shall have accrued to the date of such termination, any accrued but unpaid vacation pay, and any special net income bonus and performance bonus earned in connection with each year ending prior to the date of such termination, as well as pro-rated bonuses for the number of months in which services were rendered in the year of the termination. Additionally, after Birks’ non-renewal of the agreement, Birks will continue to pay Mr. Andruskevich his base salary for a period of up to 12 months after the end of his employment should Mr. Andruskevich be unable to find another suitable employment position. If Birks terminates Mr. Andruskevich without just and sufficient cause, Mr. Andruskevich will be entitled to compensation and benefits provided under the remainder of the term of the agreement. After termination of the agreement, Mr. Andruskevich will be prohibited from competing with Birks in its business for or on behalf of any entity whose assets are located primarily in Canada for a period of up 12 months.

      Mayor’s entered into an employment agreement with Mr. Andruskevich, effective October 1, 2002, which agreement was amended on June 24, 2004 and February 1, 2005. Under the amended agreement, Mr. Andruskevich serves as the Chairman of the board of directors of Mayor’s, and as President and Chief Executive Officer of Mayor’s for a term continuing until March 31, 2008, unless earlier terminated in accordance with the agreement. His employment agreement allows him to continue his employment with Birks. Under this agreement, Mr. Andruskevich receives an annual base salary from Mayor’s of $500,000 and has the opportunity to receive an annual cash bonus based upon the achievement of objective performance criteria, which are set each year by the compensation committee and approved by the board of directors. The amendment provides that Mr. Andruskevich’s base salary will be increased to $600,000 on April 1, 2006, provided his and Mayor’s performance are satisfactory and confirmed by the executive committee and compensation committee at such time. The amendment further provides that his target bonus opportunity will increase annually beginning in Mayor’s fiscal 2005 and that he will receive an additional long-term incentive compensation award. Pursuant to the amendment, Mayor’s also granted Mr. Andruskevich 1,000,000 stock appreciation rights with an exercise price of $0.54 on August 9, 2005. The amendment allows Mayor’s to terminate Mr. Andruskevich’s employment with or without cause. In the event Mr. Andruskevich’s employment is terminated without cause or if he resigns for good reason, he will receive his annual base salary and financial planning, health, and dental benefits until March 31, 2008, plus up to an additional 12 months if he is unable to find another suitable employment position. Mr. Andruskevich will also be entitled to a lump sum cash payment equal to the average annual bonus paid to him for any of the 3 fiscal years ending prior to the date of the resignation or termination multiplied by a fraction, the numerator of which is the number of days from the date of resignation or termination until the end of the term, and the denominator of which is 365, plus a lump sum cash payment of $24,000 for disability and life insurance. In the event Mr. Andruskevich’s employment terminates as a result of his death, Mr. Andruskevich is entitled to get all the payments he is entitled to if his employment is terminated without cause or if he resigns for good reason as described above except the lump sum cash payment of $24,000 for disability and life insurance. The amendment prohibits Mr. Andruskevich from competing with Mayor’s in certain markets for a period of twelve months after the termination of the agreement. If Mr. Andruskevich’s employment is terminated without cause or if he resigns for good reason within the two year period following a change of control, Mr. Andruskevich will receive his annual base salary, annual bonus and financial planning, health, and dental benefits for the greater of two years or the unexpired portion of the term plus one year, and Mr. Andruskevich will also be entitled to certain bonus compensation and a lump sum cash payment of $24,000 for disability and life insurance.

Michael Rabinovitch
      Mayor’s entered into an employment agreement with Michael Rabinovitch, effective August 1, 2005. Mr. Rabinovitch serves as Senior Vice-President and Chief Financial Officer of Birks. He receives an annual gross base salary of $300,000, subject to annual increases as determined at Mayor’s discretion. Mr. Rabinovitch also receives other compensation and benefits, including an annual performance-based bonus, guaranteed to be a minimum of $75,000 for fiscal 2005, a one-time signing bonus of $35,000, subject to certain continued-employment conditions, eligibility for participation in Mayor’s long-term equity plan and a monthly car and travel expense allowance. Pursuant to the agreement, Mayor’s also granted Mr. Rabinovitch 250,000 stock appreciation rights with an exercise price of $0.54 on August 9, 2005. Mayor’s may terminate the agreement at any time with or without cause. Mr. Rabinovitch may terminate the agreement by giving Mayor’s at least ninety-days written notice. If Mayor’s exercises its right to terminate Mr. Rabinovitch without cause, he will be paid his salary through his termination date, will receive the pro rata share of the bonus to which he would have been entitled for that fiscal year, and will receive his salary for an additional six months. The agreement prohibits Mr. Rabinovitch from competing with Mayor’s for a period of six months after the termination of the agreement.

Albert J. Rahm, II
      Birks has an employment contract with Albert J. Rahm, II through Mayor’s. Mayor’s entered into an employment agreement with Mr. Rahm, effective May 10, 2001, and amended as of July 19, 2002. Under the agreement, Mr. Rahm serves as Vice President, Retail Store Operations of Mayor’s for a term continuing until May 10, 2002 with such term to automatically renew for successive one-year renewal terms unless Mayor’s or Mr. Rahm provides the other with notice of its determination not to renew the agreement. He receives an annual base salary of $200,000 and has the opportunity to receive an annual cash bonus based upon the achievement of objective performance criteria, which are set each year by Mayor’s. The agreement allows Mayor’s to terminate Mr. Rahm with or without cause. In the event Mr. Rahm’s employment is terminated without cause, if he resigns for good reason, or if Mayor’s fails to renew his employment agreement, he will receive his annual base salary, health and dental benefits, and automobile allowance for one year following the date of his resignation or termination. Mr. Rahm is also entitled to reimbursement from Mayor’s for reasonable expenses incurred while seeking employment with another employer for one year following his termination or resignation, accelerated vesting of certain stock options, a pro rata amount of any bonus compensation payable to him for that year, and a lump sum cash payment of $10,000 for disability and life insurance. The agreement prohibits Mr. Rahm from competing with Mayor’s for a period of one year after the termination of the agreement. If Mr. Rahm’s employment is terminated within the two year period following a change of control, Mr. Rahm shall receive a severance payment equal to two times his annual base salary, health and dental benefits and automobile allowance for a period of two years. Mr. Rahm will also be entitled to certain bonus compensation and a lump sum cash payment of $10,000 for disability and life insurance.
Compensation Committee Interlocks and Insider Participation
      All decisions regarding compensation of Birks’ executive officers are subject to the review by the compensation committee. The purpose of the compensation committee is to recommend to the board the compensation of the Chief Executive Officer and the other executive officers.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS OF BIRKS
Diamond Supply Agreements
      On August 15, 2002, Birks entered into a Diamond Inventory Supply Agreement with Prime Investments SA and a series of conditional sale agreements with companies affiliated with Prime Investments SA pursuant to which Prime Investments SA or a related party is entitled to supply Birks and its subsidiaries or affiliates with at least 45%, on an annualized cost basis, of such company’s aggregate loose diamond requirements, conditional upon the prices remaining competitive relative to market and needs in terms of quality, cut standards and specifications being satisfied. During fiscal 2004, Birks purchased approximately $4.1 million of diamonds, or approximately 27% of its total diamond purchases, from Prime Investments SA and related parties. During fiscal 2003, Birks purchased approximately $1.9 million of diamonds, or approximately 18% of its total diamond purchases, from Prime Investments SA and related parties. In addition, Birks purchased approximately $1.9 million of finished goods in fiscal 2004 and $0.1 million of finished goods in fiscal 2003 from Prime Investments SA.
      Prime Investments SA owns 12.1% of the issued and outstanding shares of Birks.
Management Fee Agreement
      On April 1, 2003, Birks entered into a management fee agreement with Iniziativa S.A. Under the management fee agreement, Birks reimburses Iniziativa for advisory, management and corporate services provided by Iniziativa to Birks. During fiscal 2004, Birks paid $0.4 million related to such services. During fiscal 2003 Birks paid $0.8 million related to such services. Iniziativa S.A. is, indirectly, the controlling shareholder of Birks.
Management Consulting Agreement
      On April 22, 2004, Mayor’s entered into a management consulting services agreement with Regaluxe, which became effective on May 1, 2004. Under the management agreement, Regaluxe provides advisory, management and corporate services to Mayor’s. During fiscal 2004, Mayor’s incurred costs of $0.5 million related to such services.
Shareholders’ Agreements
      Birks, Birks’ former parent, Henry Birks & Sons Holdings Inc., and certain members of Birks management, referred to in the agreement as the management investors, entered into a shareholders’ agreement on August 31, 1998, as amended as of April 5, 2002. Pursuant to the agreement, each management investor appointed Dr. Rossi as his or her nominee to act on his or her behalf at any meeting of the shareholders of Birks. The management investors also agreed that, except on specified terms, they may not transfer, pledge, encumber or otherwise dispose in whole or in part, directly or indirectly, any shares of Birks or any interest therein. If a management investor desires to sell his or her shares, he or she must first give both Birks and Henry Birks & Sons Holdings Inc. a right of first refusal to purchase such shares on the same terms. If one or more Birks shareholders holding, in the aggregate, not less than 75% of the outstanding shares of Birks should receive a bona fide offer from a third party to purchase all such shares, such shareholder or shareholders must first offer to sell such shares to the management investors on the same terms and pursuant to specified procedures. If the management investors decline to purchase such shares from the selling majority shareholders, the selling majority shareholders have the right to require all other shareholders to participate ratably in such a sale; meanwhile, each management investor has the right to require that his or her shares be included in such a sale. Each management investor appointed Mr. Andruskevich as his or her nominee to represent them in determining when to exercise their rights of first refusal and co-sale rights. The agreement provides for what shall happen should a management investor die, become incapacitated, or otherwise cease to be employed by Birks. It also provides specific procedures through which all rights and obligations thereunder will be exercised and performed. This agreement will be terminated upon consummation of the merger.

      On August 15, 2002, Birks entered into a shareholders’ agreement with Prime Investments SA, Henry Birks & Sons Holdings Inc. and Marco Pasteris. Pursuant to the agreement, if Prime Investments desires to sell any or all of its shares of Birks or receives an offer to purchase any of its shares of Birks, Prime Investments will give Birks and Henry Birks & Sons Holdings Inc. a right of first refusal to purchase all of its shares on the offered terms. The agreement also provides that Prime Investments in the event that Henry Birks & Sons Holdings Inc. desires to sell its shares to a bona fide third party, and the management investors do not exercise their rights of first refusal under the shareholders’ agreement to which they are a party, then Prime Investments will have a right of first refusal to purchase the offered shares on the same terms for which the third party has offered to purchase them. Pursuant to the agreement, Prime Investments is also subject to drag-along rights and entitled to tag-along rights on terms similar to those provided in the shareholders’ agreement among management investors, Birks, and Henry Birks & Sons Holdings Inc. Prime Investments is also entitled to certain preemptive rights to purchase additional equity securities issued by Birks where those securities are not issued to employees of Birks pursuant to an employee compensation plan, pursuant to a business combination or acquisition approved by the board, in an offering registered under the Securities Act of 1933 or in connection with the exercise, exchange or conversion of securities of Birks. The agreement also sets forth specific procedures through which each of these rights and obligations thereunder will be exercised and performed.
Arrangements with Directors
      On April 23, 2004, four of Birks’ directors, Lorenzo Rossi di Montelera, Peter R. O’Brien, Shirley Dawe and Margherita Oberti, and one former director, Rosamond Ivey, were each awarded 5,000 Birks stock options in lieu of directors’ fees and fees for attending committee meetings. On July 9, 2005, Ms. Dawe relinquished the 5,000 options and received as consideration a cash payment in respect of directors’ fees (Cdn$15,000) and committee fees (Cdn$4,000) for the year ending March 26, 2005.
      Birks retains Pheidias Project Management and Oberti Architectural & Urban Design for project management and architectural services. Pheidias Project Management and Oberti Architectural have been involved in almost all renovations and new Birks stores since 1993, as well as in the renovation of Birks’ executive offices. The principal of Pheidias Project Management and Oberti Architectural is the spouse of Margherita Oberti, one of Birks’ directors. For fiscal 2004 and fiscal 2003, Pheidias Project Management and Oberti Architectural & Urban Design as project managers and architects charged Birks approximately $415,000 and $277,000 respectively, for services rendered.
      On a continuing basis, Birks receives Canadian legal services from the law firm Stikeman Elliott LLP, of which Peter R. O’Brien is a senior corporate partner. Peter R. O’Brien is also a director and the chairman of the audit committee of Birks. For fiscal 2003, Stikeman Elliott LLP charged Birks approximately $45,000 for services rendered and expenses. For fiscal 2004, Stikeman Elliott LLP charged Birks approximately $148,000 for services rendered and expenses.
Separation Agreement
      On January 18, 2005 Birks and John D. Ball, Birks’ former Senior Vice President and Chief Financial Officer and Chief Administrative Officer, entered into a separation Agreement. The agreement states that John D. Ball will benefit from a six-and-a-half month working notice period during which he may continue to be a Birks employee and may continue to receive his salary and benefits. If Mr. Ball has not found an alternative employment by June 30, 2005, Birks will continue to pay a monthly amount equivalent to his salary prior to his departure, less any gross income he may receive from any activity (excluding most passive income) for up to one year. In addition, Birks repurchased 8,093 Birks Class A voting shares that Mr. Ball beneficially owns, at Cdn$10.00 a share. Since Mr. Ball remained employed at Birks until April 1, 2005, he is entitled to participate in Birks’ senior management bonus plan for fiscal 2004. All of Mr. Ball’s stock options vested on March 25, 2005.
      On May 12, 2005, Mr. Ball and Birks entered into an agreement whereby Birks recommended that Mayor’s repurchase Mr. Ball’s 501,348 warrants to purchase Mayor’s common stock for a price of

US$150,000. Upon payment, Mr. Ball waived certain rights that he had or may have had including payout of salary after July 1, 2005 otherwise due under his January 18, 2005 agreement.
      On May 26, 2005, Mayor’s entered into a Warrant Redemption Agreement with Mr. Ball. Under the terms and conditions of the agreement, Mayor’s agreed to repurchase all of Mr. Ball’s warrants to purchase common stock of Mayor’s for US$150,000. Additionally, Mr. Ball agreed to release Mayor’s from any and all claims arising from or related to the warrants. In connection with the purchase of the warrants, Mayor’s received a waiver from its lenders under the Mayor’s facility.
Convertible Notes
      On August 20, 2002, Henry Birks & Sons Holdings Inc. issued a convertible note of $2.5 million to Regaluxe secured by Birks’ investment in Mayor’s capital stock. The note was non-interest bearing until September 29, 2007 and bore 6.0% interest per annum thereafter, payable on the principal repayment dates. The convertible note was convertible into common shares of Birks, at the option of the holder. On March 14, 2005, the convertible note was cancelled, and Birks issued a new convertible note to Regaluxe, the parent of Henry Birks & Sons Holdings Inc. and the ultimate parent of Birks. The new convertible note had the same terms and conditions as the cancelled convertible note except that the new convertible note issued to Regaluxe bears 0.25% interest per annum from the date of issuance until September 29, 2007 and is convertible into 504,876 Birks Class B multiple voting shares. It is a condition of the merger that the convertible note issued to Regaluxe be converted into Birks Class B multiple voting shares.
      On September 30, 2002, Birks issued a convertible note of $2.5 million to Prime Investments SA secured by Birks’ investment in Mayor’s capital stock. The note is non-interest bearing until September 29, 2007 and bears 6.0% interest per annum thereafter, payable on the principal repayment dates. The convertible note issued to Prime Investments SA is, pursuant to an amendment made on March 14, 2005, convertible into 512,015 Birks Class A voting shares, at the option of the holder. It is a condition of the merger that the convertible note issued to Prime Investments be converted into Birks Class A voting shares.
Registration Rights Agreement
      On February 4, 2005, Birks entered into a registration rights agreement with Prime Investments SA. Pursuant to the agreement, Prime Investments has certain piggy-back registration rights in connection with its Birks Class A voting shares. Specifically, if Birks elects to file a registration statement for registration of its Class A voting shares, Prime Investments will generally have a right to demand that Birks include Class A voting shares owned by Prime Investments (including such Class A voting shares that Prime Investments will receive upon conversion of its convertible note) in such registration statement.
Loans from Regaluxe
      Regaluxe issued Birks a loan pursuant to a loan agreement, dated as of February 16, 2004, as amended as of February 23, 2004, for Cdn$2.5 million. The loan is secured by an interest in Birks’ moveable property. It is subordinated and bears net interest, after withholding taxes, of 12.0% per annum until September 2005, and increasing to 14.0% per annum thereafter. The loan can be pre-paid by Birks without penalty, but principal and interest may be repaid only if authorized by GMAC, the lender under Birks’ credit facility.
      On October 6, 2005, Birks used a portion of the increased availability under the amended Birks facility, with authorization from GMAC, to repay Cdn$1.1 million of the Cdn$2.5 million Regaluxe subordinated term loan.
      On March 1, 2002, Regaluxe also issued Birks a loan for Cdn$823,695, to be repaid in four annual tranches of Cdn$205,924, and bearing interest, payable semi-annually, at a rate of 3.55% per annum. The loan is due on March 1, 2006.

Letter of Credit from Regaluxe
      On May 19, 2005, Regaluxe issued a $370,279 (Cdn$450,000) letter of credit to la Financière du Québec on behalf of Birks. The letter of credit is a required security for Birks’ term loan from la Financière du Québec, bearing interest at an annual rate of prime plus 1.5%, repayable to June 2010 in 84 equal monthly capital repayments of $44,100 (Cdn$53,600), secured by the assets of Birks (in addition to the letter of credit). The letter of credit expires on May 19, 2006 and needs to be renewed on yearly basis during the term of the loan.

OWNERSHIP OF BIRKS CLASS A VOTING SHARES
      The following table sets forth information regarding the beneficial ownership of Birks Class A voting shares as of April 1, 2005 by:

•	each person or entity who beneficially owns 5% or more of Birks’ outstanding Class A voting shares;

•	each of Birks’ directors and executive officers; and

•	all of Birks’ directors and executive officers as a group.
      Unless otherwise indicated in the table, each of the individuals named below has sole voting and investment power with respect to the Birks Class A voting shares beneficially owned by them.
      Beneficial ownership is determined under rules issued by the SEC. Under these rules, beneficial ownership includes any Birks Class A voting shares as to which the individual or entity has sole or shared voting power or investment power and includes any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days through the exercise of any warrant, stock option or other right. The inclusion in this proxy statement/ prospectus of such Birks Class A voting shares, however, does not constitute an admission that the named individual is a direct or indirect beneficial owner of such Birks Class A voting shares. Birks Class A voting shares that a person has the right to acquire within 60 days of April 1, 2005 are deemed outstanding for the purpose of calculating the percentage ownership of such person, but are not deemed outstanding for the purpose of calculating the percentage owned by any other person listed. The applicable percentage of “beneficial ownership” after the merger is based upon 1,623,644 Birks Class A voting shares to be outstanding immediately prior to the merger, as adjusted to reflect the approximately 1,859,738 additional Class A voting shares to be issued pursuant to the merger.

	Before the Merger		After the Merger

	Number of		Number of
	Shares	Percentage of	Shares	Percentage of
Name and Address(1) of	Beneficially	Beneficially	Beneficially	Beneficially
Beneficial Owner(2)	Owned	Owned	Owned	Owned

Dr. Lorenzo Rossi di Montelera(3)	8,475,123	99.0%	8,227,846	70.3%
Thomas A. Andruskevich(4)	479,998	91.4%	779,954	18.5%
Shirley A. Dawe(5)	5,000	5.5%	870	*
Margherita Oberti(6)	5,000	5.5%	5,000	*
Peter R. O’Brien(7)	7,529	8.3%	7,529	*
Filippo Recami(8)	126,672	59.7%	257,890	6.9%
Sabine Bruckert(9)	14,780	15.0%	14,780	*
Albert J. Rahm II(10)	—	—	10,491	*
Marco I. Pasteris(11)	42,693	39.6%	97,153	2.8%
Carlo Coda-Nunziante(12)	—	—	40,955	1.2%
Randolph Dirth(13)	2,500	2.8%	24,238	*
John C. Orrico(14)	—	—	1,449	*
Hélène Messier(15)	8,250	8.8%	8,250	*
Jocelyn Désy	—	—	—	—
All executive officers and directors as a Group (14 persons)(16)	8,415,192	99.8%	8,967,585	72.4%

	Before the Merger		After the Merger

	Number of		Number of
	Shares	Percentage of	Shares	Percentage of
Name and Address(1) of	Beneficially	Beneficially	Beneficially	Beneficially
Beneficial Owner(2)	Owned	Owned	Owned	Owned

5% Shareholders:
Regaluxe Investments Sarl(3)	8,475,123	99.0%	8,227,846	70.3%
25 A. Boulevard Royal 2449 Luxembourg
Prime Investments SA(17)	1,536,047	94.7%	1,536,047	30.6%
Saphine Building 1st Floor 63 Boulevard Prince Félix L1513-Luxembourg

*	Less than 1 percent

(1)	Unless otherwise provided, the address for each “Beneficial Owner” is 1240 Square Phillips, Montreal, Quebec, Canada, H3B 3H4.

(2)	Unless otherwise noted, each person has sole voting and investment power over the shares listed opposite his or her name.

(3)	Includes options to purchase (A) 5,000 Birks Class A voting shares which are currently exercisable or exercisable within 60 days, (B) 752,153 Birks Class A voting shares or options owned by members of Birks management that such management agreed to vote with Dr. Rossi, (C) 7,213,094 Birks Class A voting shares to which Regaluxe would be entitled upon conversion of the Class B multiple voting shares held by Regaluxe and its affiliates and (D) 504,876 Birks Class A voting shares to which Regaluxe would be entitled upon conversion of a secured convertible note held by Regaluxe and its affiliates into Class B multiple voting shares and the subsequent conversion into Class A voting shares. After the merger amount reflects termination of management’s agreement to vote its shares with Dr. Rossi upon consummation of the merger. Dr. Rossi exercises voting and investment control over the securities held of record by Regaluxe and its affiliates.

(4)	Includes options to purchase 439,532 Birks Class A voting shares which are currently exercisable or exercisable within 60 days and 40,466 Birks Class A voting shares. After the merger the amount additionally includes 262,962 Birks Class A voting shares underlying options and warrants that will be converted from options and warrants to purchase Mayor’s common stock into options and warrants to purchase Birks Class A voting shares upon consummation of the merger and an additional 37,194 Birks Class A voting shares that will underlie Mr. Andruskevich’s option to purchase 2% of the common stock of Birks as a result of the issuance of additional Class A voting shares pursuant to the merger.

(5)	Includes options to purchase 5,000 Birks Class A voting shares which are currently exercisable or exercisable within 60 days.

(6)	Includes options to purchase 5,000 Birks Class A voting shares which are currently exercisable or exercisable within 60 days. After the merger amount includes 870 Birks Class A voting shares underlying options that will be converted from options to purchase Mayor’s common stock into options to purchase Birks Class A voting shares upon consummation of the merger.

(7)	Includes options to purchase 5,000 Birks Class A voting shares which are currently exercisable or exercisable within 60 days.

(8)	Includes options to purchase 126,672 Birks Class A voting shares which are currently exercisable or exercisable within 60 days. After the merger amount includes 131,218 Birks Class A voting shares underlying warrants that will be converted from warrants to purchase Mayor’s common stock into warrants to purchase Birks Class A voting shares upon consummation of the merger.

(9)	Includes options to purchase 13,095 Birks Class A voting shares which are currently exercisable or exercisable within 60 days.

(10)	After the merger amount includes 10,491 Birks Class A voting shares underlying options that will be converted from options to purchase Mayor’s common stock into options to purchase Birks Class A voting shares upon consummation of the merger.

(11)	Includes options to purchase 12,220 Birks Class A voting shares which are currently exercisable or exercisable within 60 days and 10,240 Birks Class A voting shares issuable upon conversion of Series A preferred shares. After the merger amount includes 56,878 Birks Class A voting shares underlying options and warrants that will be converted from options and warrants to purchase Mayor’s common stock into options and warrants to purchase Birks Class A voting shares upon consummation of the merger.

(12)	After the merger amount includes 40,955 Birks Class A voting shares underlying options and warrants that will be converted from options and warrants to purchase Mayor’s common stock into options and warrants to purchase Birks Class A voting shares upon consummation of the merger.

(13)	Includes options to purchase 2,500 Birks Class A voting shares which are currently exercisable or exercisable within 60 days. After the merger amount includes 21,738 Birks Class A voting shares that will result from the conversion of 250,000 shares of Mayor’s common stock into Birks Class A voting shares upon consummation of the merger.

(14)	After the merger amount includes 1,449 Birks Class A voting shares underlying options and warrants that will be converted from options and warrants to purchase Mayor’s common stock into options and warrants to purchase Birks Class A voting shares upon consummation of the merger.

(15)	Includes options to purchase 8,250 Birks Class A voting shares which are currently exercisable or exercisable within 60 days.

(16)	Includes 674,030 Birks Class A voting shares issuable upon the exercise of stock options for all executive officers and directors.

(17)	Includes 1,024,032 Birks Class A voting shares issuable upon conversion of Series A preferred shares and 512,015 Birks Class A voting shares issuable upon conversion of a secured convertible note held by Prime Investments SA. Birks has been advised that Deutsche Bank International Trust Co. Limited, as Trustee of Pine Trust and The Beech Settlement, exercises voting and investment control over the securities held of record by Prime Investments SA.

DESCRIPTION OF BIRKS’ CAPITAL STOCK
Birks’ Current Capital Stock
      Birks is currently authorized to issue:

•	An unlimited number of Class A voting shares without nominal or par value;

•	An unlimited number of Class B multiple voting shares without nominal or par value;

•	100,000 Class C multiple voting shares without nominal or par value;

•	An unlimited number of non-voting common shares; and

•	2,034,578 Series A preferred shares.
      Each Class A voting share entitles the holder thereof to one (1) vote at all meetings of the shareholders of Birks (except meetings at which only holders of another specified class of shares are entitled to vote pursuant to the provisions of Birks’ charter or the CBCA). It entitles the holder thereof to equal status with holders of Class B multiple voting shares on all other matters, including ranking on liquidation and the right to receive dividends and distributions. On the date of this proxy statement/ prospectus there are 77,357 Class A voting shares issued and outstanding. Immediately prior to the merger, there will be 1,623,644 Class A voting shares issued and outstanding.
      Each Class B multiple voting share entitles the holder thereof to ten (10) votes at all meetings of the shareholders of Birks (except meetings at which only holders of another specified class of shares are entitled to vote pursuant to the provisions of Birks’ charter or the CBCA). It entitles the holder thereof to equal status with holders of Class B multiple voting shares on all other matters, including ranking on liquidation and the right to receive dividends and distributions. Each Class B multiple voting share may at any time and from time to time, at the option of the holder, be converted into one (1) fully paid and non-assessable Class A voting share. On the date of this proxy statement/ prospectus there are 7,213,094 Class B multiple voting shares issued and outstanding. Immediately prior to the merger, there will be 7,717,970 Class B multiple voting shares issued and outstanding.
      Each Class C multiple voting share entitles the holder thereof to one hundred (100) votes at all meetings of the shareholders of Birks (except meetings at which only holders of another specified class of shares are entitled to vote pursuant to the provisions hereof or pursuant to the provisions of the CBCA). The Class C multiple voting shares may be redeemed by Birks for a price equal to the consideration received for the issuance of such shares. On the date of this proxy statement/ prospectus, there are, and immediately prior to the merger, there will be, no Class C multiple voting shares issued and outstanding.
      Each non-voting common share becomes convertible into one Class A voting share upon Birks becoming a reporting issuer, as such term is defined in any securities legislation or securities regulation applicable to Birks. On the date of this proxy statement/ prospectus, there are, and immediately prior to the merger, there will be, no non-voting common shares issued and outstanding.
      Each Series A preferred share entitles its holder to one (1) vote for each Class A voting share into which such Series A preferred share could then be converted. The holders of Series A preferred shares are entitled to share in any dividends declared and paid upon or set aside for Class A voting shares, Class B multiple voting shares or non-voting shares of Birks. Each Series A preferred share is convertible, at the option of its holder, into 1.01166167621 Class A voting shares. Each Series A preferred share will also be automatically converted into 1.01166167621 Class A voting shares upon certain events, including the sale by Birks of its Class A voting shares in an underwritten public offering raising aggregate net proceeds of at least $55,000,000. It is a condition of the merger that the Series A preferred shares be converted into Class A voting shares. On the date of this proxy statement/ prospectus, there are 1,022,350 Series A preferred shares issued and outstanding. Immediately prior to the merger, there will be no Series A preferred shares issued and outstanding.

Birks’ Capital Stock Upon Consummation of the Merger
      Upon consummation of the merger, Birks’ capital stock will be as follows. Birks will be authorized to issue:

•	An unlimited number of Class A voting shares without nominal or par value;

•	An unlimited number of Class B multiple voting shares without nominal or par value; and

•	An unlimited number of preferred shares without nominal or par value, issuable in series.
      The Class A voting shares and the Class B multiple voting shares are referred to in this section of the proxy statement/ prospectus collectively as the common shares.
      The Class A voting shares will have attached thereto the following rights, privileges, restrictions and conditions:

•	Voting. Each Class A voting share will entitle the holder thereof to one (1) vote at all meetings of the shareholders of Birks (except meetings at which only holders of another specified class of shares are entitled to vote pursuant to the provisions of Birks’ amended charter or the CBCA).

•	Ranking on Liquidation. In the event of the liquidation, dissolution or winding-up of Birks, whether voluntary or involuntary, or other distribution of assets of Birks among shareholders for the purpose of winding-up its affairs, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares ranking prior to the Class A voting shares or the Class B multiple voting shares, the holders of the Class A voting shares and the holders of the Class B multiple voting shares will be entitled to receive the remaining property of Birks. The holders of the Class A voting shares and the holders of the Class B multiple voting shares will rank equally with respect to the distribution of assets in the event of the liquidation, dissolution or winding-up of Birks, whether voluntary or involuntary, or any other distribution of the assets of Birks among shareholders for the purpose of winding-up its affairs.

•	Dividends and Distributions. In addition to any dividend or distribution declared by the directors of Birks in respect of Class A voting shares, holders of Class A voting shares will be entitled to receive a dividend or distribution, whether cash, non-cash or some combination thereof, equal (on a per share basis) to any dividend or distribution declared by the directors of Birks in respect of the Class B multiple voting shares. Dividends and distributions on Class A voting shares will be payable on the date fixed for payment of the dividend or distribution in respect of Class A voting shares or, if applicable, on the date fixed for payment of any dividend or distribution in respect of Class B multiple voting shares.

•	Right of Participation in a Sale Transaction.

•	No holder of Class B multiple voting shares or group of holders of Class B multiple voting shares that are Affiliates (each a “Controlling Holder” and together the “Controlling Holders”) will sell, transfer or otherwise dispose of Class B multiple voting shares if, immediately following such sale, transfer or disposition of Class B multiple voting shares, such Controlling Holders shall control less than a majority of the total voting rights attached to the common shares issued and outstanding on the date of such sale, transfer or disposition (a “Sale Transaction”), unless all other holders of common shares will have the right (A) to receive the same consideration (on a per share basis), whether cash, non-cash or some combination thereof, as that to be received by the Controlling Holders pursuant to the Sale Transaction and (B) to participate in such Sale Transaction on the same terms as the Controlling Holders in all other material respects, including in respect of the conditions to such Sale Transaction. Written notice of any Sale Transaction, which notice will specify the terms of such Sale Transaction and the right of all holders of common shares to participate in such Sale Transaction, will be provided to the holders of common shares by first class mail, at least twenty (20) business days prior to the consummation of such Sale Transaction.

•	Any Sale Transaction not in compliance with the paragraph above will be null and void and will not be registered in the books of Birks.

•	Notwithstanding the foregoing, none of the following shall constitute a Sale Transaction: (A) any pledge, mortgage, hypothecation, lien or similar encumbrance, whether by possession or registration, of Class B multiple voting shares which creates a security interest in favor of another person or entity, and (B) any sale, transfer or other disposition of Class B multiple voting shares to Affiliates, Associates or shareholders of the transferor of such Class B multiple voting shares. For purposes of this section, an “Affiliate” means a person that directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person. For purposes of this section, an “Associate”, when used to indicate a relationship with any person, means (x) any trust or other estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity and (y) a spouse or child of such person.

•	Right of Participation in a Business Combination.

•	Birks will not consummate a Business Combination unless the holders of Class A voting shares will have the right (A) to receive the same consideration (on a per share basis), whether cash, non-cash or some combination thereof, as that to be received by the holders of Class B multiple voting shares in connection with such Business Combination and (B) to participate in such Business Combination on the same terms as the holders of Class B multiple voting shares in all other material respects, including in respect of the conditions to such Business Combination.

•	“Business Combination” as used herein will mean, whether in one or a series of related transactions: (A) any merger, amalgamation, recapitalization or consolidation involving Birks, other than a merger, amalgamation, recapitalization, consolidation or similar transaction with a wholly-owned subsidiary of Birks or which is solely for the purpose of continuance of Birks as a corporation in another jurisdiction; (B) any sale, lease, exchange, transfer or other disposition involving 50% or more of the assets of Birks and its subsidiaries, on a consolidated basis; or (C) any agreement, contract or other arrangement having the same purpose or effect as the transactions described in (A) and (B) above.

•	Transactions or Actions Requiring Special Approval.

•	In addition to any other approvals required under the CBCA, prior to consummating a Related Party Transaction, Birks will obtain (A) the consent of the majority of a committee of independent directors of Birks and (B) with respect to clauses (x) and (y) of the definition of Related Party Transaction below, the affirmative vote in favor of the approval of the Related Party Transaction by the majority of the holders of Class A voting shares (exclusive of Class A voting shares held by the Related Person (and its Affiliates and Associates) which is or would be a party to such Related Party Transaction) that cast a vote, in person or by proxy (but not including any vote that is not counted as either an affirmative or negative vote), at the annual or special shareholders meeting at which such Related Party Transaction is considered.

•	For purposes of this section, (A) “Related Party Transaction” will mean (x) consummation of a Business Combination with a Related Person; (y) amending, repealing or altering in anyway any provision of the amended charter or the amended by-laws of Birks, except for matters not having an adverse effect on the holders of Class A voting shares; or (z) the issuance, sale, exchange, transfer or other disposition (in one transaction or a series of related transactions) by Birks or any wholly-owned subsidiary of Birks of any securities of Birks or of such subsidiary to a Related Person (other than pursuant to: an employee or director stock incentive plan or other compensation arrangements approved by the compensation committee of Birks; an offering made to all holders of Class A voting shares; or a public offering); and (B) “Related Person” will mean any individual, corporation, partnership, group, association or other person or entity that, together with its Affiliates and Associates, beneficially owns Class A voting shares and/or Class B multiple voting shares which, in the aggregate, represent twenty percent (20%) or more of the total voting rights attached to the common shares issued and outstanding at the time the definitive agreement with respect to a Related Party Transaction is executed.

•	Subdivision, Consolidation, Reclassification or Other Change. No subdivision, consolidation or reclassification of, or other change to, the Class A voting shares will be carried out, either directly or indirectly unless, at the same time, the Class B multiple voting shares are subdivided, consolidated, reclassified or changed in the same manner and on the same basis.

•	Equal Status. Except as otherwise expressly provided in Birks’ amended charter, Class A voting shares and Class B multiple voting shares will have the same rights and privileges and will rank equally, share ratably and be equal in all respects as to all matters.

•	Approval of Issuance. For so long as the outstanding Class B multiple voting shares represent a majority of the total voting rights attached to the common shares, Birks shall not issue any Class A voting shares, or any security convertible into or exercisable or exchangeable for Class A voting shares, unless such issuance, or the plan or agreement under which such security is to be issued, has been approved by (i) a majority of the votes cast at a meeting of the holders of Class B multiple voting shares or (ii) unanimous written consent of the holders of Class B multiple voting shares; provided, however, such approval shall not be required for the issuance of

•	Class A voting shares, options or warrants under any plan or agreement approved by Birks prior to June 1, 2005, including without limitation, the merger agreement; or

•	Class A voting shares upon the exercise of an option or warrant issued or to be issued under any plan or agreement approved by Birks prior to June 1, 2005; or

•	Class A voting shares upon the conversion of Class B multiple voting shares; or

•	Class A voting shares upon the conversion, exercise or exchange of any security, obligation or other instrument of Birks for Class A voting shares if the issuance of such security, obligation or other instrument of Birks was previously approved pursuant to this paragraph.
      The Class B multiple voting shares will have attached thereto the following rights, privileges, restrictions and conditions:

•	Voting. Each Class B multiple voting share will entitle the holder thereof to ten (10) votes at all meetings of the shareholders of Birks (except meetings at which only holders of another specified class of shares are entitled to vote pursuant to the provisions of Birks’ amended charter or the CBCA).

•	Ranking on Liquidation. In the event of the liquidation, dissolution or winding-up of Birks, whether voluntary or involuntary, or other distribution of assets of Birks among shareholders for the purpose of winding-up its affairs, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares ranking prior to the Class B multiple voting shares or the Class A voting shares, the holders of the Class B multiple voting shares and the holders of the Class A voting shares will be entitled to receive the remaining property of Birks. The holders of the Class B multiple voting shares and the holders of the Class A voting shares will rank equally with respect to the distribution of assets in the event of the liquidation, dissolution or winding-up of Birks, whether voluntary or involuntary, or any other distribution of the assets of Birks among shareholders for the purpose of winding-up its affairs.

•	Dividends and Distributions. In addition to any dividend or distribution declared by the directors in respect of Class B multiple voting shares, holders of Class B multiple voting shares will be entitled to receive a dividend or distribution, whether cash, non-cash or some combination thereof, equal (on a per share basis) to any dividend or distribution declared by the directors of Birks in respect of Class A voting shares. Dividends and distributions on Class B multiple voting shares will be payable on the dated fixed for payment of the dividend or distribution in respect of Class B multiple voting shares or, if applicable, on the date fixed for payment of a dividend or distribution in respect of Class A voting shares.

•	Conversion by Holder into Class A voting shares. Each Class B multiple voting share may at any time and from time to time, at the option of the holder, be converted into one (1) fully paid and non-assessable Class A voting share. Such conversion right will be exercised as follows:

•	the holder of Class B multiple voting shares will send to the transfer agent of Birks a written notice, accompanied by a certificate or certificates representing the Class B multiple voting shares in respect of which the holder desires to exercise such conversion right. Such notice will be signed by the holder of the Class B multiple voting shares in respect of which such right is being exercised, or by the duly authorized representative thereof, and will specify the number of Class B multiple voting shares which such holder desires to have converted. The holder will also pay any governmental or other tax, if any, imposed in respect of such conversion. The conversion of the Class B multiple voting shares into Class A voting shares will take effect upon receipt by the transfer agent of Birks of the conversion notice accompanied by the certificate or certificates representing the Class B multiple voting shares in respect of which the holder desires to exercise such conversion right.

•	upon receipt of such notice and certificate or certificates by the transfer agent of Birks, Birks will, effective as of the date of such receipt, issue or cause to be issued a certificate or certificates representing Class A voting shares into which Class B multiple voting shares are being converted. If less than all of the Class B multiple voting shares represented by any certificate are to be converted, the holder will be entitled to receive a new certificate representing the Class B multiple voting shares represented by the original certificate which are not to be converted.

•	Subdivision, Consolidation, Reclassification or Other Change. No subdivision, consolidation or reclassification of, or other change to, the Class B multiple voting shares will be carried out unless, at the same time, the Class A voting shares are subdivided, consolidated, reclassified or changed in the same manner and on the same basis.

•	Equal Status. Except as otherwise expressly provided in Birks’ amended charter, Class B multiple voting shares and Class A voting shares will have the same rights and privileges and will rank equally, share ratably and be equal in all respects as to all matters.

•	Approval of Issuance. For so long as the outstanding Class B multiple voting shares represent a majority of the total voting rights attached to the common shares, Birks shall not issue any Class B multiple voting shares, or any security convertible into or exercisable or exchangeable for Class B multiple voting shares, unless such issuance has been approved by a majority of the votes cast at a meeting of the holders of Class B multiple voting shares; provided, however, such approval shall not be required for the issuance of Class B multiple voting shares upon the conversion, exercise or exchange of any security of Birks for Class B multiple voting shares if the issuance of such security of Birks was previously approved pursuant to this paragraph.
      The preferred shares will have attached thereto, as a class, the following rights, privileges, restrictions and conditions:

•	Issuance of Preferred Shares, in Series. The directors of Birks may, at any time and from time to time, issue preferred shares in one (1) or more series, each series to consist of such number of preferred shares as may, before issuance thereof, be determined by the directors

•	Determination of Rights, Privileges, Restrictions, Conditions and Limitations Attaching to Series of Preferred Shares. The directors of the Corporation may, subject to the following, from time to time fix, before issuance, the designation, rights, privileges, restrictions, conditions and limitations to attach to the preferred shares of each series including, without limiting the generality of the foregoing,

•	the rate, amount or method of calculation of preferential dividends of the preferred shares of such series, if any, whether cumulative or non-cumulative or partially cumulative, and whether such rate, amount or method of calculation shall be subject to change or adjustment in the future, the currency or currencies of payment, the date or dates and place or places of payment thereof and the date or dates from which such preferential dividends shall accrue; provided, that, the dividends payable with respect to any series of preferred shares, whether cumulative or non-cumulative or partially cumulative, shall not exceed five (5) percent of the liquidation preference of such series of preferred shares;

•	the redemption price and terms and conditions of redemption, if any, of the preferred shares of such series; provided, that, without the approval by a majority of the votes cast at a meeting of shareholders of Birks duly called, the redemption price shall not exceed the liquidation preference of such shares;

•	the rights of retraction, if any, vested in the holders of preferred shares of such series, and the prices and the other terms and conditions of any rights of retraction, and whether any additional rights of retraction may be vested in such holders in the future; provided, that, without the approval by a majority of the votes cast at a meeting of shareholders of Birks duly called, the retraction price shall not exceed the liquidation preference of such shares;

•	the voting rights, if any, of the preferred Shares of such series; provided, that, the approval by a majority of the votes cast at a meeting of shareholders of Birks duly called shall be required for the issuance of any series of preferred shares with voting rights;

•	the conversion rights and terms and conditions of conversion, if any, of the preferred shares of such series; provided, that, the approval by a majority of the votes cast at a meeting of shareholders of Birks duly called shall be required for the issuance of any series of preferred shares which are convertible into securities with voting rights;

•	any sinking fund, purchase fund or other provisions attaching to the preferred shares of such series; and

•	any other relative rights, preferences and limitations of the preferred shares of such series, the whole subject to the issue of a certificate of amendment in respect of articles of amendment in the prescribed form to designate a series of preferred shares.

•	Cumulative Dividends or Return of Capital Not Paid in Full. Pursuant to section 27(2) of the CBCA, when any cumulative dividends or amounts payable on a return of capital in respect of a series of preferred shares are not paid in full, the preferred shares of all series will participate ratably in respect of such dividends including accumulations, if any, in accordance with the sums which would be payable on the preferred shares if all such dividends were declared and paid in full, and on any return of capital in accordance with the sums which would be payable on such return of capital if all sums so payable were paid in full.

•	Payment of Dividends and Other Preferences. The preferred shares will be entitled to preference over the Class A voting shares, the Class B multiple voting shares and any other shares of Birks ranking junior to the preferred shares with respect to the payment of dividends, and may also be given such other preferences over the Class A voting shares, the Class B multiple voting shares and any other shares of Birks ranking junior to the preferred shares, as may be fixed by the directors of Birks, as to the respective series authorized to be issued.

•	Procedure for Payment of Dividends. No dividends will at any time be declared or paid or set apart for payment on any shares of Birks ranking junior to the preferred shares, unless all dividends up to and including the dividends payable for the last completed period for which such dividends will be payable on each series of preferred shares then issued and outstanding will have been declared and paid or set apart for payment at the date of such declaration or payment or setting apart for payment on such shares of Birks ranking junior to the preferred shares, nor will Birks call for redemption or redeem or purchase for cancellation or reduce or otherwise pay off any of the preferred shares (less than the total amount then outstanding) or any shares of Birks ranking junior to the preferred shares, unless all dividends up to and including the dividend payable for the last completed period for which such dividends will be payable on each series of the preferred shares then issued and outstanding will have been declared and paid or set apart for payment at the date of such call for redemption, purchase, reduction or other payment.

•	Ranking for Payment of Dividends and Liquidation, Dissolution or Winding-up. The preferred shares of each series will rank on a parity with the preferred shares of every other series with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding-up of Birks whether voluntary of involuntary.

•	Liquidation, Dissolution or Winding-up. In the event of the liquidation, dissolution or winding-up of Birks or other distribution of assets of Birks among shareholders for the purpose of winding-up its affairs, the holders of the preferred shares will, before any amount will be paid to or any property or assets of Birks distributed among the holders of the Class A voting shares, the Class B multiple voting shares or any other shares of Birks ranking junior to the preferred shares, be entitled to receive:

•	an amount equal to the consideration received by Birks upon the issuance of such shares together with, in the case of cumulative preferred shares, all unpaid cumulative dividends (which for such purpose will be calculated as if such cumulative dividends were accruing from day to day for the period from the expiration of the last period for which cumulative dividends have been paid-up to and including the date of distribution) and, in the case of non-cumulative preferred shares, all declared and unpaid non-cumulative dividends; and

•	if such liquidation, dissolution, winding-up or distribution will be voluntary, an additional amount equal to the premium, if any, which would have been payable on the redemption of the said preferred shares respectively if they had been called for redemption by Birks on the date of distribution and, if said preferred shares could not be redeemed on such date, then an additional amount equal to the greatest premium, if any, which would have been payable on the redemption of said preferred shares respectively.

•	Purchase by Birks. The preferred shares of any series may be purchased for cancellation or made subject to redemption by Birks at such times and at such prices and upon such other terms and conditions as may be specified in the rights, privileges, restrictions and conditions attaching to the preferred shares of such series as set forth in the articles of amendment relating to such series.

•	Amendments. The provisions of this section relating to preferred shares may be deleted or varied in whole or in part by a certificate of amendment, but only with the prior approval of the holders of the preferred shares, given as hereinafter specified, in addition to any other approval required by the CBCA (or any other statutory provision of the like or similar effect, from time to time in force). The approval of the holders of the preferred shares with respect to any and all matters hereinbefore referred to, may be given by at least two-thirds (2/3) of the votes cast at a meeting of the holders of the preferred shares duly called for that purpose and held upon at least twenty-one (21) days notice at which the holders of a majority of the outstanding preferred shares are present or represented by proxy. If at any such meeting the holders of a majority of the outstanding preferred shares are not present or represented by proxy within thirty (30) minutes after the time appointed for such meeting, then the meeting will be adjourned to such date being not less than thirty (30) days later and to such time and place as may be determined by the chairman of the meeting and not less than twenty-one (21) days notice will be given of such adjourned meeting but it will not be necessary in such notice to specify the purpose for which the meeting was originally called. At such adjourned meeting the holders of preferred shares, present or represented by proxy, may transact the business for which the meeting was originally called and a resolution passed thereat by not less than two-thirds (2/3) of the votes cast at such adjourned meeting, will constitute the authorization of the holders of the preferred shares referred to above. The formalities to be observed in respect of the giving of notice of any such meeting or adjourned meeting and the conduct thereof will be those from time to time prescribed by the by-laws of Birks with respect to meetings of shareholders. On every poll taken at every such meeting or adjourned meeting, every holder of preferred shares will be entitled to one (1) vote in respect of each preferred share held.

SELECTED HISTORICAL FINANCIAL DATA OF MAYOR’S
      The following selected historical financial data of Mayor’s as of and for the years ended March 26, 2005 and March 27, 2004, have been prepared in accordance with U.S. GAAP and have been derived from Mayor’s consolidated financial statements, which are included elsewhere in this proxy statement/ prospectus, which have been audited by KPMG LLP, its independent registered public accounting firm. The selected historical financial data of Mayor’s as of and for the year ended March 29, 2003, have been prepared in accordance with U.S. GAAP and have been derived from Mayor’s consolidated financial statements, which are included elsewhere in this proxy statement/ prospectus, which have been audited by Deloitte & Touche LLP, its independent registered public accounting firm. The selected historical financial data of Mayor’s as of March 30, 2002 and for the transition period from February 3, 2002 to March 30, 2002, and the selected historical financial data as of and for the years ended February 2, 2002 and February 3, 2001 have been prepared in accordance with U.S. GAAP and have been derived from Mayor’s audited consolidated financial statements. The following historical financial data as of June 25, 2005, and for the thirteen-week periods ended June 25, 2005 and June 26, 2004 have been derived from Mayor’s unaudited interim consolidated financial statements which include, in the opinion of Mayor’s management, all adjustments, consisting only of normal and recurring adjustments, necessary to present fairly the results of operations and financial condition of Mayor’s for the periods and dates presented. The results of operations for an interim period are not necessarily indicative of the results for the full year or any other interim period.
      The data presented below should be read in conjunction with the audited and unaudited consolidated financial statements of Mayor’s, including the notes thereto, included elsewhere in this proxy statement/ prospectus. You should also read “Mayor’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
      The historical results included below and elsewhere in this proxy statement/ prospectus are not necessarily indicative of the future performance of Mayor’s or the combined company.

	Thirteen	Thirteen	Fifty-Two	Fifty-Two	Fifty-Two	Transition	Fifty-Two	Fifty-Three
	Weeks	Weeks	Weeks	Weeks	Weeks	Period	Weeks	Weeks
	Ended	Ended	Ended	Ended	Ended	Ended	Ended	Ended
	June 25,	June 26,	Mar. 26,	Mar. 27,	Mar. 29,	Mar. 30,	Feb. 2,	Feb. 3,
	2005	2004	2005	2004	2003	2002(1)	2002	2001

				(As restated)(4)	(As restated)(4)
	(Amounts shown in thousands except per share data)
INCOME STATEMENT DATA:
Net sales	$32,543	$29,138	$142,710	$125,487	$118,391	$17,856	$160,727	$179,557
Cost of sales	18,130	16,985	81,715	73,427	78,740	11,966	101,179	101,544

Gross profit	14,413	12,153	60,995	52,060	39,651	5,890	59,548	78,013
Selling, general and administrative expenses (including non-cash compensation expense, net of $103 and $1,067 for fiscal 2004 and fiscal 2003, respectively)	13,306	12,680	53,729	52,283	53,719	9,287	76,206	69,381
Restructuring, asset impairments and other charges(3)	(79)	—	(1,212)	—	2,887	305	28,214	—
Depreciation and amortization	784	833	3,289	3,358	4,177	1,102	9,564	7,942
Goodwill impairment writedown	—	—	—	—	(615)	—	22,265	—

Operating income (loss)	402	(1,360)	5,189	(3,581)	(20,517)	(4,804)	(76,701)	690
Interest and other income	—	3	—	184	1,433	41	174	213
Interest and other financial costs	(1,091)	(1,115)	(4,501)	(4,427)	(6,757)	(538)	(3,788)	(3,450)

Income (loss) from continuing operations before income taxes	(689)	(2,472)	688	(7,284)	(25,841)	(5,301)	(80,315)	(2,547)
Income tax (benefit) provision	—	—	—	—	(547)	—	3,431	—

	Thirteen	Thirteen	Fifty-Two	Fifty-Two	Fifty-Two	Transition	Fifty-Two	Fifty-Three
	Weeks	Weeks	Weeks	Weeks	Weeks	Period	Weeks	Weeks
	Ended	Ended	Ended	Ended	Ended	Ended	Ended	Ended
	June 25,	June 26,	Mar. 26,	Mar. 27,	Mar. 29,	Mar. 30,	Feb. 2,	Feb. 3,
	2005	2004	2005	2004	2003	2002(1)	2002	2001

				(As restated)(4)	(As restated)(4)
	(Amounts shown in thousands except per share data)
Income (loss) from continuing operations	(689)	(2,472)	688	(7,824)	(25,294)	(5,301)	(83,746)	(2,547)
Income (loss) from discontinued operations(2)	—	—	—	—	(1,604)	(56)	(112)	13,544

Net income (loss)	$(689)	$(2,472)	$688	$(7,824)	$(26,898)	$(5,357)	$(83,858)	$10,997

Preferred stock cumulative dividend	(301)	—	(100)	(1,316)	(872)	—	—	—
Preferred stock beneficial conversion, value treated as a dividend	—	—	—	—	(3,539)	—	—	—

Relative fair value of warrants, value treated as a dividend	—	—	—	—	(3,539)
Value of the increase in the Series A Preferred conversion ratio and the additional warrants issued to Birks	—	—	(17)	—	(441)	—	—	—

Net income (loss) attributable to common Stockholders	$(990)	$(2,472)	$571	$(9,140)	$(35,289)	$(5,357)	$(83,858)	$10,997

Net income (loss) per diluted common share, basic
Continuing operations	$(0.03)	$(0.07)	$0.02	$(0.35)	$(1.72)	$(0.27)	$(4.31)	$(0.13)
Discontinued operations	$0.00	$0.00	$0.00	$0.00	$(0.08)	$(0.00)	$(0.01)	$0.69

	$(0.03)	$(0.07)	$0.02	$(0.35)	$(1.80)	$(0.27)	$(4.32)	$0.56

Net income (loss) per common share, diluted
Continuing operations	$(0.03)	$(0.07)	$0.01	$(0.35)	$(1.72)	$(0.27)	$(4.31)	$(0.13)
Discontinued operations	$0.00	$0.00	$0.00	$0.00	$(0.08)	$(0.00)	$(0.01)	$0.69

	$(0.03)	$(0.07)	$0.01	$(0.35)	$(1.80)	$(0.27)	$(4.32)	$0.56

	As of	As of	As of	As of	As of	As of
	June 25,	Mar. 26,	Mar. 27,	Mar. 29,	Feb. 2,	Feb. 3,
	2005	2005	2004	2003	2002	2001

			(As restated)(4)
	($ In thousands)
BALANCE SHEET DATA:
Working capital	$34,204	$35,829	$33,618	$41,533	$37,926	$124,672
Total assets	104,786	102,786	105,215	103,183	144,589	224,052
Stockholders’ equity	33,076	34,291	33,484	42,427	61,107	144,259
Long-term obligations	11,668	12,668	12,668	12,668	—	44,390

(1)	The transition period presented is from February 3, 2002 through March 30, 2002 and is presented as a result of Mayor’s change in fiscal year from the Saturday closest to January 31 to the Saturday closest to March 31 as reported on Form 8-K which was filed with the SEC on January 29, 2003. On July 29, 2003, Mayor’s filed a Form 8-K with the SEC to change its fiscal year end from the Saturday closest to March 31, to the last Saturday in March, effective July 22, 2003.

(2)	The (loss) income from discontinued operations for the fifty-two week periods ended March 29, 2003 and February 2, 2002, fifty-three week period ended February 3, 2001 and the transition period include the discontinued operations of the store at Tysons Galleria in McLean, Virginia which was closed in March 2003. The (loss) income from discontinued operations for the fifty-three week period ended February 3, 2001 include the operations of the Sam’s Division jewelry counters operated within Sam’s Wholesale stores prior to the expiration of the agreement.

(3)	Restructuring, asset impairments and other charges for the fifty-two weeks ended March 26, 2005 include approximately ($1.2) million of income as a result of a settlement of a sales tax audit for less than the amount accrued as well as the adjustment of other sales tax contingency estimates.

Restructuring, asset impairments and other charges for the fifty-two weeks ended March 29, 2003 consist of one time charges primarily for professional fees related to the execution of the Restructuring Plan, reserves related to sales tax liabilities, severance costs related to the departure of the former Chief Executive Officer and charges related to the sale of certain of Mayor’s accounts receivable, net of a reversal to income of reserves related to the exit of leases for closed stores.

Restructuring, asset impairments and other charges for the fifty-two weeks ended February 2, 2002 include amounts for the write-down of the fixed assets for the stores that were scheduled to be closed, a reserve for early termination of the leases for the stores that were scheduled to be closed, a write-down of the corporate headquarters building which Mayor’s placed on the market for sale, consulting fees related to a strategic cost reduction project, and non-recurring legal fees associated with stockholder-related matters.

(4)	For a description of the restatement, see Note B to Mayor’s consolidated financial statements included elsewhere in this proxy statement/ prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF MAYOR’S
      The following Management’s Discussion and Analysis of Financial Condition and Results of Operations gives effect to the restatement discussed in Note B to Mayor’s consolidated financial statements included elsewhere in this proxy statement/ prospectus.
General
      The years ended March 26, 2005, March 27, 2004 and March 29, 2003 are referred to herein as fiscal 2004, fiscal 2003 and fiscal 2002, respectively.
Overview
      As of June 25, 2005, Mayor’s operated 28 luxury jewelry stores in South and Central Florida and metropolitan Atlanta, Georgia. On April 2, 2004, Mayor’s opened its first free-standing location in Florida at PGA Commons in Palm Beach Gardens to replace the store in the Gardens of the Palm Beaches mall which was closed on January 24, 2004. During the fiscal year ended March 29, 2003, Mayor’s operated between 29 and 40 stores located in its core market of South and Central Florida and metropolitan Atlanta, Georgia as well as stores in non-core areas of Arizona, California, Illinois, Michigan, Texas and Virginia. The reduction in the number of stores was a result of the execution in fiscal 2002 of a restructuring plan that was adopted in fiscal 2001, which included closing under-performing stores outside of Mayor’s core market of Florida and Georgia. During fiscal 2002, Mayor’s operated an average of 36 stores both within its core marketplace and the non-core areas noted above.
      The retail jewelry market is particularly subject to the level of consumer discretionary income and the subsequent impact on the type and value of goods purchased. With the consolidation of the retail industry, Mayor’s believes that competition and consolidation both within the luxury goods retail industry and with other competing general and specialty retailers and discounters will continue to increase. The luxury watch brand business comprises a significant portion of Mayor’s business, which management believes is a result of Mayor’s ability to effectively market high-end watches. If, for any reason, Mayor’s is unable to obtain or sell certain watches, it could have a material adverse effect on Mayor’s business, financial condition and operating results.
      The success of Mayor’s operations depends to a certain extent on the ability of mall anchor tenants and other attractions to generate customer traffic in the vicinity of the Mayor’s stores. The negative performance of a mall could have an adverse effect on Mayor’s operations, caused by events such as the loss of mall anchor tenants in the regional malls where the Mayor’s stores are located, the opening of competing regional malls or stores, the occurrence of hurricanes or terrorist attacks and other economic downturns affecting customer mall traffic.
      One of Mayor’s goals is to increase gross profit and gross margin. Mayor’s strategy for gross profit and gross margin improvement is to reduce the cost of merchandise purchased through leveraging Mayor’s purchasing power and increasing sales of exclusive and brand merchandise, and to move the mix of sales towards higher margin jewelry items, including a continued emphasis on growing the bridal business. In addition, Mayor’s expects to continue to refine the allocation and management of inventory in its stores, and as a result, other direct costs such as the cost of financing inventory and inventory markdowns are expected to decrease. However, there can be no assurance that Mayor’s strategy to increase gross profit and gross margin will be successful. In addition, Mayor’s is focusing on controlling and decreasing, where appropriate, operating costs which include the sharing of services of certain officers and other members of senior management. The relationship with Birks has brought synergies to both companies in several areas, including the production of holiday catalogs, television advertising campaigns and other marketing efforts; the attainment of favorable terms on its banking facilities and reduction in insurance premiums; and the ability to strengthen and/or consolidate supplier relationships with improved terms as a result of leveraging the credibility and stronger purchasing power of the combined companies.

      The retail jewelry business is seasonal in nature with a higher proportion of sales and a significant portion of Mayor’s earnings generated during the third fiscal quarter holiday selling season and, therefore, the results of its operations for the thirteen weeks ended June 25, 2005 and June 26, 2004 are not necessarily indicative of the results of the entire fiscal year.
      The following table sets forth, for the periods indicated, the amount and the percentage of net sales for certain items in Mayor’s consolidated statements of operations, as it relates to continuing operations, and other information:

	Thirteen Weeks		Thirteen Weeks
	Ended		Ended		Year Ended		Year Ended		Year Ended
	June 25, 2005		June 26, 2004		Mar. 26, 2005		Mar. 27, 2004		Mar. 29, 2003

Net sales	$32,543	100.0%	$29,138	100.0%	$142,710	100.0%	$125,487	100.0%	$118,391	100.0%
Cost of sales	18,130	55.7	16,985	58.3	81,715	57.3	73,427	58.5	78,740	66.5

Gross Profit	14,413	44.3	12,153	41.7	60,995	42.7	52,060	41.5	39,651	33.5
Selling, general and administrative expenses (including non-cash compensation expense, net of $103 and $1,067, in fiscal 2004 and fiscal 2003, respectively)	13,306	40.9	12,680	43.5	53,729	37.6	52,283	41.6	53,719	45.4
Restructuring, asset impairments and other charges	(79)	(0.2)	—	—	(1,212)	(0.9)	—	—	2,887	2.4
Depreciation and amortization	784	2.4	833	2.9	3,289	2.3	3,358	2.7	4,177	3.5
Goodwill impairment writedown	—	—	—	—	—	—	—	—	(615)	(.5)

Operating income (loss)	402	1.2	(1,360)	(4.7)	5,189	3.7	(3,581)	(2.8)	(20,517)	(17.3)
Interest and other income	—	—	3	—	—	—	184	0.1	1,433	1.2
Interest and other financial costs	(1,091)	(3.4)	(1,115)	(3.8)	(4,501)	(3.2)	(4,427)	(3.5)	(6,757)	(5.7)

Income (loss) from continuing operations before income taxes	(689)	(2.1)	(2,472)	(8.5)	688	0.5	(7,824)	(6.2)	(25,841)	(21.8)
Income tax benefit	—	—	—	—	—	—	—	—	(547)	(.4)

Income (loss) from continuing operations	(689)	(2.1)	(2,472)	(8.5)	688	0.5	(7,824)	(6.2)	(25,294)	(21.4)
Income (loss) from discontinued operations	—	—	—	—	—	—	—	—	(1,604)	(1.3)

Net income (loss)	$(689)	(2.1)%	$(2,472)	(8.5)%	$688	0.5%	$(7,824)	(6.2)%	$(26,898)	(22.7)%

Number of stores at period-end		28		28		28		27		28

Thirteen Weeks Ended June 25, 2005 compared to the Thirteen Weeks ended June 26, 2004
      Mayor’s net sales for the thirteen weeks ended June 25, 2005 were $32.5 million compared to $29.1 million for the thirteen weeks ended June 26, 2004. The increase in revenues for the thirteen weeks ended June 25, 2005 is primarily due to an increase in Mayor’s average sale, an increase in high-end sales, and strong results from annual marketing initiatives such as the spring catalog. Comparable store net sales, which includes stores that were open in the same periods in both the current and prior year, increased 11.5% over the similar thirteen week period in 2004. Stores are included in “Comparable store net sales” for the periods that they are open, which are not necessarily for the entire period presented. Stores that have been relocated to a different geographic area and operate in a different store format (i.e., mall store to stand-alone) are not included in the “Comparable store net sales” calculations until their thirteenth month of operations. Additionally, the “Comparable store net sales” calculations are not adjusted for any changes in the square footage of an existing store from period to period.
      Gross profit was $14.4 million and 44.3% of sales for the thirteen weeks ended June 25, 2005 compared to $12.2 million and 41.7% of sales for the thirteen weeks ended June 26, 2004. Mayor’s believes the increase in gross profit and gross margin (gross profit as a percentage of sales) is primarily due to the execution of a focused inventory management plan that included the assessment and disposal of aged inventory at better than expected results affecting gross margin by approximately 0.4% and the continued success of the previously discussed merchandising strategies which included sales of higher margin products.
      Selling, general and administrative expenses were $13.3 million or 40.9% of net sales for the thirteen weeks ended June 25, 2005 compared to $12.7 million or 43.5% of net sales for the thirteen weeks ended June 26, 2004. The increase in selling, general and administrative expenses for the thirteen weeks ended June 25, 2005 is primarily due to $0.1 million of expenses incurred related to the SEC informal inquiry and approximately $0.3 million of expenses incurred related to the potential business combination with Birks, an increase in variable expense of $0.1 million related to the increase in sales and a net increase of all other selling, general and administrative expenses of $0.1 million. Non-cash compensation (credit) expense was ($226,000) for the thirteen weeks ended June 25, 2005. Non-cash compensation (credit) expense resulted from the decrease in the intrinsic value of vested warrants, based on the underlying value of the stock and subject to variable accounting, issued to certain current or former employees of Birks or its affiliates, who were or later became employees of or provided services to Mayor’s. Non-cash compensation expense was $296,000 for the thirteen weeks ended June 26, 2004. Non-cash compensation expense resulted from 1) the increase in the intrinsic value of vested warrants, based on the underlying value of the stock and subject to variable accounting, issued to certain current or former employees of Birks or its affiliates, who were or later became employees of or provided services to Mayor’s in the amount of approximately $161,000; and 2) the private sale of Mayor’s stock owned by Birks which resulted in non-cash compensation expense of $135,000 recorded by Mayor’s, which represented the difference between the market value of the stock and the selling price at the date of the sale.
      Other charges (credit) for the thirteen weeks ended June 25, 2005 were comprised of approximately ($79,000) and resulted from an adjustment of sales tax estimates.
      Depreciation and amortization expenses were $0.8 million for the thirteen weeks ended June 25, 2005 and June 26, 2004.
      Interest and other income was $3,000 for the thirteen weeks ended June 26, 2004. Interest and other financial costs were $1.1 million for the thirteen weeks ended June 25, 2005 and June 26, 2004.

Year Ended March 26, 2005 compared to the Years Ended March 27, 2004 and March 29, 2003
Results of Operations

Sales
      Mayor’s net sales for fiscal 2004 were $142.7 million compared to $125.5 million and $118.4 million for fiscal 2003 and fiscal 2002, respectively. Comparable store net sales for fiscal 2004, which includes stores that were open in the same periods in both the current and prior year, increased 11.9% compared to fiscal 2003 due in part to a 12.7% increase in average transaction dollars. The increase in net sales for fiscal 2004 compared to fiscal 2003 was primarily due to the result of an effective mix of merchandising and an increase of the units of inventory available for sale in stores, due in part to the improved financial position of Mayor’s, enhanced marketing and customer events, and the continued increase in consumer spending for luxury items compared to the same period last year as well as a concentrated effort to dispose of certain slow moving inventory merchandise. Comparable store net sales for fiscal 2003 increased 15.6% compared to fiscal 2002. The increase in net sales for fiscal 2003 compared to fiscal 2002 was primarily the result of an effective mix of merchandising and increase of inventory unit offerings in stores, due in part to the improved financial position of Mayor’s and enhanced marketing and customer events, despite the operation of fewer stores compared to fiscal 2002. In addition, the improvement in the U.S. economy is credited with increased consumer confidence and spending during the latter part of fiscal 2003.

Cost of Sales and Gross Profit
      Gross profit increased 17% in fiscal 2004 compared to fiscal 2003 driven by Mayor’s ability to increase sales and the increase in the higher margins realized on sales. Gross profit as a percentage of net sales in fiscal 2004 was 42.7% compared to 41.5% and 33.5% in fiscal 2003 and fiscal 2002, respectively. Mayor’s believes the increase in gross margin for fiscal 2004 was primarily due to the execution of a focused inventory management plan that included the assessment and disposal of aged inventory at better than expected results affecting gross margin by approximately 0.9% and the continued success of the previously discussed merchandising strategies which included sales of higher margin products. The increase in gross margin for fiscal 2003 primarily resulted from the ability of Mayor’s to increase its offering achieve sales of higher margins on its products, including those exclusive to Mayor’s, through substantially reduced promotional activity as compared to fiscal 2002, resulting in the increase of gross margin by approximately 3.2 percentage points, as well as the negative impact on the fiscal 2002 gross margin that markdowns had in connection with the liquidation of inventory in the closing of stores, which negatively affected the fiscal 2002 gross margin by approximately 4.1 percentage points. Cost of sales includes direct inbound freight, direct labor related to repair services, design, creative and the jewelry studio, inventory shrink, inventory thefts, and jewelry, watch and giftware boxes. Indirect freight including inter-store transfers, receiving costs, distribution costs, warehousing costs and quality control costs are included in selling, general and administrative expenses. The amounts of these indirect costs included in selling, general and administrative expenses are approximately $1.3 million, $1.4 million, and $1.5 million in fiscal 2004, 2003 and 2002, respectively. Mayor’s classification of these costs are not necessarily the same as other companies in our industry, therefore our gross margin results may not be comparable to other companies’ gross margin results in our industry.

Selling, General and Administrative Expenses
      Selling, general and administrative expenses were $53.7 million for fiscal 2004 compared to $52.3 million and $53.7 million for fiscal 2003 and fiscal 2002, respectively. Selling, general and administrative expenses for fiscal 2004 increased from fiscal 2003. The key fluctuations included the increase in variable expense of $0.6 million related to the increase in sales in fiscal 2004 versus fiscal 2003, expanded marketing efforts which increased costs $0.7 million, $0.7 million of expenses incurred related to the restatement of certain reports previously filed with the SEC and approximately $0.8 million of expenses incurred related to the potential business combination with Birks offset by $0.6 million related to the reduction of actuarial based health care accruals as a result of lower than expected health claims and a net reduction of all other selling, general and administrative expenses of $0.8 million. Non-cash compensation expense was $103,000 for fiscal 2004. Non-cash compensation expense resulted from 1) the decrease in the intrinsic value of vested warrants, based on the underlying value of the stock and subject to variable accounting, issued to certain current or former employees of Birks or its affiliates, who were or later became employees of or provided services to Mayor’s in the amount of approximately ($32,000); and 2) the private sale of Mayor’s stock owned by Birks which resulted in non-cash compensation expense of $135,000 recorded by Mayor’s, which represented the difference between the market value of the stock and the selling price at the date of the sale. The decrease in selling, general and administrative expenses as a percentage of sales for fiscal 2004 to 37.6% from 41.6% in fiscal 2003 was due to the positive impact of leveraging the incremental sales against that portion of the operating expenses which are fixed. The decrease in selling, general and administrative expenses for fiscal 2003 compared to fiscal 2002 is primarily a result of the reduction of controllable expenses by $2.2 million, primarily in salaries, bad debt expense and consulting, which offset an increase in marketing costs after a significant reduction in fiscal 2002 due to cash constraints, as well as costs incurred in fiscal 2002 of $5.0 million related to the stores closed as part of the Restructuring Plan not incurred in fiscal 2003, offset by an increase in variable expenses related to the increase in sales in fiscal 2003 versus fiscal 2002 of $4.1 million. The decrease in selling, general and administrative expenses as a percentage of sales is due to the positive impact of the increase in comparable stores sales which were able to better absorb fixed costs as compared to fiscal 2002 along with cost reductions. Non-cash compensation expense was $1.067 million for fiscal 2003. Non-cash compensation expense resulted from 1) the increase in the intrinsic value of vested warrants, based on the underlying value of the stock and subject to variable accounting, issued to certain current or former employees of Birks or its affiliates, who were or later became employees of or provided services to Mayor’s in the amount of approximately $867,000; and 2) $200,000 related to the sale of Mayor’s stock owned by Birks in a private placement sale to the spouse of one of Mayor’s directors at less than market value.

Restructuring, Asset Impairments and Other Charges
      Restructuring, asset impairments and other charges for fiscal 2004 include approximately ($1.2) million of income as a result of a settlement of a sales tax audit for less than the amount accrued as well as the adjustment of other sales tax contingency estimates.
      Restructuring, asset impairments and other charges recorded in fiscal 2002 consist of charges primarily for professional fees related to the execution of the previously mentioned restructuring plan of approximately $1.9 million, reserves related to sales tax liabilities of approximately $1.9 million, severance costs related to the departure of the former chief executive officer of approximately $0.5 million and charges related to the sale of certain of Mayor’s accounts receivable of approximately $0.4 million. Additionally, approximately $1.9 million of reserves recorded in fiscal 2002 related to the exit of leases for closed stores were reversed to income due to the fact that the leases were terminated at costs more favorable than originally estimated.

Depreciation and Amortization
      Depreciation and amortization expenses were $3.3 million for fiscal 2004, compared to $3.4 million and $4.2 million for fiscal 2003 and fiscal 2002, respectively. The decrease in depreciation and amortization expenses for fiscal 2004 and 2003 as compared to fiscal 2002 was due to fewer additions of fixed asset in fiscal 2003 and 2004 resulting in less incremental depreciation and assets fully depreciated or written off due to the restructuring plan by the end of fiscal 2002.

Goodwill Impairment Writedown
      The goodwill impairment income of $0.6 million for fiscal 2002 relates to the reversal of excess tax reserves due to a settlement with the Internal Revenue Service for less than the amount reserved. The tax matters existed prior to the acquisition of Mayor’s Jewelers, Inc. in 1998 and would have been reversed against goodwill; however, due to the fact that the goodwill was written off in fiscal 2001 the reversal is classified in the same line item as the impairment.

Interest and Other Income and Interest and Other Financial Costs
      Interest and other income was $184,000 in fiscal 2003 and $1.4 million in fiscal 2002. Other income for fiscal 2002 was due to $1.4 million received in connection with a settlement with former Mayor’s stockholders.
      Interest and other financial costs were $4.5 million for fiscal 2004, compared to $4.4 million and $6.8 million for fiscal 2003 and fiscal 2002, respectively. The increase in interest and other financial costs for fiscal 2002 was greater than fiscal 2004 and 2003 primarily due to the write-off of financing costs for the former working capital facilities when the new credit facility and term loan were executed.

Income Taxes
      The benefit in income taxes for fiscal 2002 of $547,000 is primarily a result of a refund claim to recover previously paid alternative minimum tax as a result of a change in tax law offset by a provision recorded for a settlement related to one of the Mayor’s subsidiaries.

Loss from Discontinued Operations
      The loss from discontinued operations for fiscal 2002 is made up of an approximate $0.4 million loss from operations and a $1.2 million loss related to the closing of a store that was outside of Mayor’s core marketplace, and as such was classified as a discontinued operation.
Liquidity and Capital Resources
      As of June 25, 2005, Mayor’s had a $58 million working capital credit facility with Fleet Retail Group LLC (formerly known as Fleet Retail Finance) and GMAC and a $11.7 million junior secured term loan with

Back Bay Capital. On April 29, 2005, Mayor’s paid down $1 million of the principal balance of the junior secured term loan without any prepayment penalty. Both of the debt facilities have a maturity date of August 20, 2006 and are collateralized by substantially all of Mayor’s assets. On September 7, 2004, Mayor’s entered into a Fourth Amendment to the working capital facility and the junior secured term loan (the “Amended Credit Agreement”). The Amended Credit Agreement provides for, among other things, an extended maturity date to August 20, 2006, a 1.25% reduction of interest on the junior secured term loan, an interest reduction on the Fleet Retail Group LLC-GMAC portion of the credit facility, the elimination of two financial covenants and the increase in permitted annual capital expenditures to $4.5 million. The permitted annual capital expenditures was subsequently increased to $5.0 million. Availability under the working capital facility is determined based upon a percentage formula applied to certain inventory and accounts receivable and has certain restrictions regarding borrowing availability. The weighted average interest rate under the working capital facility as of June 25, 2005 was 5.3% which was comprised of a prime based rate of 6.5% (prime plus 0.5%) and LIBOR based rates ranging from 5.15% to 5.35%. Mayor’s was in compliance with the capital expenditure covenant for the thirteen weeks ended June 25, 2005. On May 3, 2005, the banking facilities were amended to allow for the interest rate of Mayor’s working capital credit facility to be based on either a prime rate plus a specified margin dependant on the level of excess borrowing availability, or a LIBOR based rate plus a specified margin, based on the level of borrowing availability, at Mayor’s election. The junior secured term loan currently bears an interest rate of 12.75% and is subject to similar restrictions and covenants as the working capital facility, including the capital expenditure covenant and certain prepayment penalties.
      Based on this, after taking into consideration the foregoing borrowing restrictions, Mayor’s had approximately $52.0 million of borrowing capacity under its working capital facility and term loan at June 25, 2005 and, after netting the outstanding borrowings of $34.2 million and letter of credit commitments of $550,000, Mayor’s had excess borrowing capacity of approximately $17.3 million. Mayor’s relies on its short-term borrowings under the credit facility to finance its operations on a day-to-day basis.
      Information concerning Mayor’s short-term borrowings follows. All borrowings under the working capital facility are considered short term, due to the fact that the borrowing availability is based on certain inventory and accounts receivable balances, which are short-term in nature.

	Year Ended	Year Ended
	Mar. 26,	Mar. 27,
	2005	2004

	(Amounts shown in
	thousands)
Maximum borrowings outstanding during the fiscal year	$48,417	$39,955
Average outstanding balance during the fiscal year	$35,178	$31,004
Weighted average interest rate for the fiscal year	5.6%	6.3%
      Mayor’s has various relationships with Birks and the two companies have the same controlling shareholder group. (See “Description of Mayor’s Business — Related Party Transactions” included elsewhere in this proxy statement/ prospectus). The relationship with Birks has brought synergies to both companies in several areas, including the attainment of favorable terms on its banking facilities and the ability to strengthen and/or consolidate supplier relationships with improved terms as a result of leveraging the credibility and stronger purchasing power of the combined companies. If the relationship between Birks and Mayor’s were to cease, it would negatively impact Mayor’s.
      During the thirteen weeks ended June 25, 2005, cash flows from operating activities provided $1.3 million in cash. Net cash provided by operating activities was primarily the result of the increase in accounts payable and the decrease in accounts receivable offset by working capital needs due to the net loss for the thirteen weeks ended June 25, 2005 and the increase in inventories and the decrease in accrued expenses. During the thirteen weeks ended June 26, 2004, cash flows from operating activities used $2.4 million in cash. The use of cash for operating activities was primarily the result of the working capital needs due to the net loss for the thirteen weeks ended June 26, 2004, the decrease in accounts payable and accrued expenses offset by the decrease in inventories and accounts receivable. During fiscal 2004, cash flows from continuing operating activities provided $1.4 million in cash. The cash provided by operating activities was primarily the result of ongoing operations and a decrease in working capital, the decrease of inventories and other assets offset by the decrease in accrued expenses and accounts payable and increase in inventories. During fiscal 2003, cash flows from continuing operating activities used $4.2 million in cash. Cash flows for discontinued operations used $0.5 million in cash. The use of cash for operating activities was primarily the result of the net loss for the year, adjusted for non-cash expense items, the increase of accounts receivable and inventories offset by the decrease in other assets and the increase in accrued expenses.
      Net cash used in investing activities was $0.5 million and $0.3 million during the thirteen weeks ended June 25, 2005 and June 26, 2004, respectively, and primarily related to capital expenditures. Net cash used in investing activities was $1.8 million in fiscal 2004, primarily related to the capital expenditures for leasehold improvements for store renovations and information systems. Net cash used in investing activities was $2.1 million in fiscal 2003, primarily related to the capital expenditures for leasehold improvements for the corporate headquarters, one new store and information systems.
      Net cash used in financing activities was $0.7 million during the thirteen weeks ended June 25, 2005, which related to the $1.0 million principal payment on the term loan, the dividend payment to Birks and the purchase of warrants from one of the holders offset by net borrowings under the credit facility. Net cash provided by financing activities of $2.4 million during the thirteen weeks ended June 26, 2004 related to net borrowings under the credit facility. Net cash provided by financing activities of $0.2 million in fiscal 2004 is primarily as a result of net borrowings under the credit facility and payment of banking commitment fees. Net cash provided by financing activities was $7.2 million in fiscal 2003 and was primarily related to net borrowings under the credit facility of $9.7 million offset by the dividend of $2.2 million paid to Birks.
      Management believes that barring a significant external event that materially adversely affects Mayor’s current business or the current industry trends as a whole, Mayor’s borrowing capacity under the credit facility, projected cash flows from operations and other short term borrowings will be sufficient to support Mayor’s working capital needs, capital expenditures and debt service for at least the next twelve months.
Effects of Inflation
      Gold prices are affected by political, industrial and economic factors and by changing perceptions of the value of gold relative to currencies. Investors commonly purchase gold and other precious metals perceived to be rising in value as a hedge against a perceived increase in inflation and political or economic instability, thereby bidding up the price of such metals. Mayor’s sales volume and net operations are potentially affected by the fluctuations in prices of gold, diamonds and other precious or semi-precious gemstones as well as watches and other accessories. Mayor’s does not currently hedge its gold purchases or inventories. Hedging is not available with respect to possible fluctuations in the price of precious and semi-precious gemstones, watches or other accessories.
      Mayor’s cost of sales, selling, general and administrative expenses are directly affected by inflation resulting in an increased cost of doing business. Although inflation has not had, and Mayor’s does not expect it to have, a material effect on operating results, there is no assurance that Mayor’s business will not be materially affected by inflation in the future.
Interest Rate Risk
      Mayor’s credit facility accrues interest at floating rates, currently based upon prime plus 0.5%. Mayor’s manages its borrowings under this credit facility each day in order to minimize interest expense. The impact on Mayor’s earnings per share of a one-percentage point interest rate change on the outstanding balance as of June 25, 2005 would increase or decrease earnings by approximately $342,000 or approximately $.01 per share.
      Mayor’s extends credit to its Mayor’s customers under its own revolving charge plan with up to three-year payment terms. Finance charges, when applicable, are generally currently assessed on customers’

balances at a rate of 1.5% per month. Since the interest rate is fixed at the time of sale, market interest rate changes would not impact Mayor’s finance charge income.
Foreign Currency Risk
      Mayor’s is party to a Management Consulting Services Agreement with Regaluxe Investment Sarl which is based in U.S. currency. The management agreement contains a provision that requires the parties to reevaluate the fees and make adjustments to the fees as they deem necessary should the U.S. to Euro exchange rate increase to and remain above $1.3U.S./1 Euro or decrease to and remain below $1U.S./1 Euro for 15 consecutive business days. Pursuant to such provision, the corporate governance committee of Mayor’s approved adjustments in the management fee of an additional aggregate of $2,618 for fiscal 2004. There can be no assurance that the exchange rate will remain at or below $1.3U.S./1 Euro; and therefore, Mayor’s may be required to further reevaluate the management fee in the future. Based on the scale used for the fiscal 2004 adjustments, for each 10% increase in the exchange rate above $1.3U.S./1 Euro or 10% decrease in the exchange rate below $1U.S./1 Euro, the management fee would be adjusted by approximately $4,200.
Critical Accounting Policies and Estimates
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Mayor’s to make estimates and assumptions about future events and their impact on amounts reported in the financial statements and related notes. Since future events and their impact cannot be determined with certainty, the actual results may differ from those estimates. These estimates and assumptions are evaluated on an on-going basis and are based on historical experience and on various factors that are believed to be reasonable.
      Mayor’s accounting policies are more fully discussed in Note C to the consolidated financial statements contained elsewhere in this proxy statement/ prospectus. Mayor’s has identified certain critical accounting policies as noted below.
      Reserve for inventory shrink and slow moving inventory. The reserve for inventory shrink is estimated for the period from the last physical inventory date to the end of the reporting period on a store by store basis and at Mayor’s distribution center. Such estimates are based on experience and the shrinkage results from the last physical inventory. The shrinkage rate from the most recent physical inventory, in combination with historical experience, is the basis for providing a shrink reserve.
      Mayor’s writes down its inventory for estimated slow moving inventory equal to the difference between the cost of inventory and the estimated market value based on assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.
      Allowance for doubtful accounts. Mayor’s maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of Mayor’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.
      Long-lived Assets. Long-lived assets held and used by Mayor’s are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Measurement of an impairment loss for such long-lived assets would be based on the fair value of the asset. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.
      Revenue Recognition. Sales are recognized at the point of sale when merchandise is taken by or shipped to a customer. Shipping and handling fees billed to customers are included in net sales. Revenues from gift certificate sales and store credits are recognized upon redemption. Sales of consignment merchandise are recognized at such time as the merchandise is sold and recorded on a gross basis in accordance with Emerging Issues Task Force (“EITF”) 99-19 because Mayor’s is the primary obligor of the transaction, has general latitude on setting the price, has discretion as to the suppliers, is involved in the selection of the product and has inventory loss risk. Sales are reported net of returns. Mayor’s generally gives its customers the right to return merchandise purchased by them within 30 days for jewelry and 10 days for timepieces and records an accrual at the time of sale for the effect of the estimated returns.
Contractual Commitments
      The following summarizes Mayor’s contractual obligations at March 26, 2005:

	Payments Due by
	Period

		Less Than			More Than
	Total	1 Year	1-3 Years	3-5 Years	5 Years

	(In thousands)
Long-term debt	$12,668	$—	$12,668	$—	$—
Credit facility	33,501	—	33,501	—	—
Capital leases	312	102	201	9	—
Fixed rate interest payments — term loan (12.75%)	2,243	1,615	628	—	—
Employment Agreements	2,225	1,018	1,207	—	—
Operating leases(1)	41,717	7,102	11,664	9,816	13,135

	$92,666	$9,837	$59,869	$9,825	$13,135

(1)	The operating lease obligations do not include insurance, taxes and common area maintenance (CAM) charges to which Mayor’s is obligated. CAM charges were $1.5 million for fiscal 2004.
Leases
      Lessor incentive amounts on operating leases are deferred and amortized as a reduction of rent expense over the term of the lease. Rent expense is recorded on a straight-line basis, which takes into effect any rent escalations, rent holidays and fixturing periods. Lease terms are from the inception of the fixturing period until the end of the initial term and exclude renewal periods.
      Leasehold improvements are capitalized and typically include fixturing and store renovations. Amortization of leasehold improvements is based on the date the asset was placed in service over the lesser of the economic life of the leasehold improvement and the initial lease term.
Newly Issued Accounting Standards
      In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123(R) “Share-Based Payment” which addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123(R) requires an entity to recognize the grant-date fair-value of stock options and other equity-based compensation issued to employees in the income statement. SFAS No. 123(R) generally requires that an entity account for those transactions using the fair-value-based method, and eliminates an entity’s ability to account for share-based compensation transactions using the intrinsic value method of accounting in APB Opinion No. 25, “Accounting for Stock Issued to Employees,” which was permitted under SFAS No. 123, as originally issued. SFAS No. 123(R) is effective for Mayor’s for the first quarter of fiscal 2006 which ends on June 24, 2006. The impact of the adoption of SFAS No. 123(R) on the financial position or results of operations of Mayor’s has not yet been determined.
      In November 2004, the FASB issued SFAS No. 151, “Inventory Costs,” to amend the guidance in Chapter 4, “Inventory Pricing,” of FASB Accounting Research Bulletin No. 43, “Restatement and Revision of Accounting Research Bulletins.” SFAS No. 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). The Statement requires that those items be recognized as current-period charges. Additionally, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. The adoption of SFAS No. 151 is not expected to have a material effect on the financial position or results of operations of Mayor’s.
      In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-Monetary Assets — an Amendment of APB Opinion No. 29,” to address the accounting for non-monetary exchanges of productive assets. SFAS No. 153 amends APB No. 29, “Accounting for Non-monetary Exchanges,” which established a narrow exception for non-monetary exchanges of similar productive assets from fair value measurement. SFAS No. 153 eliminates that exception and replaces it with an exception for exchanges that do not have commercial substance. Under SFAS No. 153 non-monetary exchanges are required to be accounted for at fair value, recognizing any gains or losses, if the fair value is determinable within reasonable limits and the transaction has commercial substance. It specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective prospectively for non-monetary asset exchange transactions in fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 is not expected to have a material effect on the financial position or results of operations of Mayor’s.
      In March 2005, the FASB issued Interpretation No. 47 (“FIN 47”), “Accounting for Conditional Asset Retirement Obligation” to clarify that an entity must recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. FIN 47 also defines when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. Retrospective application of interim financial information is permitted but is not required. Early adoption of this Interpretation is encouraged. Mayor’s is evaluating the impact the adoption of FIN 47 would have on the financial position and result of operations of Mayor’s.

DESCRIPTION OF MAYOR’S BUSINESS
General
      Mayor’s Jewelers, Inc. is a premier luxury jeweler of fine quality jewelry, watches and giftware founded in 1910. Mayor’s is a Delaware corporation incorporated in 1983 and as of June 25, 2005, operated 28 stores in South and Central Florida and metropolitan Atlanta, Georgia. Mayor’s has a long-established reputation in its core market areas as a premier luxury jeweler offering fine quality merchandise in an elegant environment conducive to the purchase of luxury items. As a premier luxury jeweler, Mayor’s does not sell “costume” or gold filled jewelry; rather, all of its jewelry products are constructed of 18 karat gold, platinum, or sterling silver, with or without precious gemstones, with significant emphasis on quality craftsmanship and design.
      Mayor’s distinguishes itself from most of its competitors by offering a larger selection of distinctive higher quality merchandise at many different price points, and by placing substantial emphasis on professionalism and training of its sales force. Mayor’s designs, develops, manufactures and procures distinctive merchandise directly from manufacturers, diamond cutters and other suppliers throughout the world, enabling Mayor’s to sell distinctive high quality merchandise often not available from other jewelers in its markets. Additionally, because of its strong relationships with its vendors, Mayor’s is able to secure exclusivity of certain products on a temporary and permanent basis. Management believes it has one of the best-trained staff of sales professionals in the industry as a result of Mayor’s emphasis on classroom training, in-store training and participation in industry-recognized educational programs.
      Mayor’s corporate headquarters are located at 14051 N.W. 14th Street, Suite 200, Sunrise, Florida 33323, and Mayor’s telephone number is (954) 846-8000. Mayor’s entered into a fifteen year lease agreement for a new corporate headquarters located in Tamarac, Florida to commence on the later of the completion date or August 1, 2005.
Products
      Mayor’s offers a large selection of distinctive high quality merchandise at many different price points. This merchandise includes designer jewelry, diamond, gemstone, and precious metal jewelry, rings, wedding bands, earrings, bracelets, necklaces, broaches, charms, baby jewelry, timepieces and giftware. Mayor’s has embarked on a strategic program of increasing the array of private label offerings to its customers primarily through bridal, diamond and other fine jewelry as well as gold and sterling silver jewelry to leverage the brand loyalty in its markets and to differentiate its products with unique and exclusive designs. In addition, Mayor’s is able to offer the finest brand name Swiss timepieces that are often not available from other jewelers in its markets. Mayor’s also carries an exclusive collection of high quality bridal jewelry, fine jewelry and watches manufactured by Birks.
      All of Mayor’s jewelry products are constructed of 18-karat gold, platinum, or sterling silver with significant emphasis on quality craftsmanship and unique design. Mayor’s carries a large selection of brand name watches, including watches made by Rolex, Cartier, Patek Philippe, Jaeger Le Coultre, Baume & Mercier, Breitling, Tag Heuer, Omega, Charriol, Corum, Rado, Chopard, Locman and Raymond Weil. Mayor’s designer jewelry offerings includes jewelry made by David Yurman, Aaron Basha, Charriol, Roberto Coin and DiModolo and a variety of high quality giftware, including writing instruments, accessories and giftware made by Correia, Mont Blanc, Cartier and Cristalleries Royales de Champagne. In addition, Mayor’s has an assortment of fine jewelry designed by its signature designers: Esty, Michele della Valle and Toni Cavelti.
      During fiscal 2004, product category sales as a percentage of net sales were as follows: watches — 53%; fine jewelry — 40%; other — 7%. The Rolex brand, which is included in watch sales, accounted for approximately 38% of Mayor’s total net sales. In fiscal 2004, Mayor’s purchased merchandise for sale in Mayor’s stores from over 200 suppliers. Many of these suppliers have long-standing relationships with Mayor’s.

Product Development and Sourcing
      One of Mayor’s key strategies is to design, develop, source and manufacture as much of its product as possible in order to increase the unique and exclusive items offered by Mayor’s. Mayor’s staff of category managers and Birks’ gemstone acquisition team on behalf of Mayor’s, procure distinctive high quality merchandise directly from manufacturers, diamond cutters, and other suppliers worldwide, enabling Mayor’s to sell fine quality merchandise often not available from other jewelers in its markets. Mayor’s and Birks’ gemstone acquisition teams, product sourcing teams and category managers specialize in sourcing merchandise in categories such as diamonds, precious gemstones, pearls, watches, gold jewelry, and giftware. Retail and merchandising personnel frequently visit both Mayor’s and competitors’ stores to compare value, selection, and service, as well as to observe client reaction to merchandise selection and determine future needs and trends.

Watches
      Mayor’s purchases watches from a number of leading manufacturers and suppliers. During fiscal 2004, merchandise supplied by Rolex, Mayor’s largest supplier, accounted for approximately 38% of Mayor’s total net sales. Certain brand name watch manufacturers, including Rolex, have distribution agreements with Mayor’s that provide, among other things, for specific sales locations, yearly renewal terms, and early termination provisions at the manufacturer’s discretion.

Diamond, Gemstone, Pearl and Precious Metal Jewelry
      During fiscal 2004, revenues from sales of diamond, gemstone, pearl and precious metal jewelry represented approximately 40% of Mayor’s total net sales. Whenever possible, Mayor’s, directly and through the Birks’ gemstone acquisition team, purchases unset diamonds, gemstones and precious metal jewelry directly from cutters in international markets, such as Antwerp, Bangkok and Tel Aviv, gold jewelry from Italy, and pearls from suppliers in Japan and Canada. These diamonds and other gemstones are frequently furnished to Mayor’s and Birks’ in-house jewelry studios, as well as independent jewelers and goldsmiths for setting, polishing and finishing pursuant to Mayor’s instructions in order to deliver a distinctive high quality finished product at the best possible value.

Other Products
      In fiscal 2004, Mayor’s also purchased estate timepieces and giftware and offered jewelry and watch repair services which comprised approximately 7% of net sales.
Availability of Products
      Although purchases of several critical raw materials, notably gold and gemstones, are made from a relatively limited number of sources, Mayor’s believes that there are numerous alternative sources for all raw materials used in the manufacture of its finished jewelry, and that the failure of any principal supplier would not have a material adverse effect on operations. Any material changes in foreign or domestic laws and policies affecting international trade may have a material adverse effect on the availability of the diamonds, other gemstones, precious metals and non-jewelry products purchased by Mayor’s.
      Mayor’s competes with other jewelry retailers for access to vendors that will provide it with the quality and quantity of merchandise necessary to operate its business. Mayor’s relationships with its primary suppliers, including its relationship with Rolex, are generally not pursuant to long-term agreements. Although Mayor’s believes that alternative sources of supply are available, the abrupt loss of any of its vendors, especially Rolex, or a decline in the quality or quantity of merchandise supplied by its vendors could cause significant disruption in its business. If Rolex terminated its distribution agreement with Mayor’s, it would have a material adverse effect on Mayor’s business, financial condition and operating results. Management believes that its relationships with its vendors are good.

Changing Prices and Availability
      Changes in foreign or domestic laws and policies affecting international trade may also have an adverse effect on the price of diamonds, gemstones and precious metals required by Mayor’s. Because substantially all of Mayor’s purchase transactions are denominated in U.S. dollars, Mayor’s currently does not engage in any hedging activities in foreign currencies. Mayor’s does not speculate in gems or precious metals or engage in any hedging activity with respect to possible fluctuations in the prices of these items, since historically Mayor’s has been able to make compensatory adjustments in its retail prices as material fluctuations in the price of supplies have occurred. If such fluctuations should be unusually large, rapid or prolonged, there is no assurance that the necessary adjustments could be made quickly enough to prevent Mayor’s from being adversely affected and Mayor’s may choose to hedge its purchase requirements to minimize the potential impact.
Seasonality
      Mayor’s jewelry business is highly seasonal, with the third fiscal quarter (which includes the holiday shopping season) historically contributing significantly higher sales than any other quarter during the year. Approximately 40% of Mayor’s fiscal 2004 net sales were made during the third fiscal quarter.
Manufacturing and Repair
      In addition to Mayor’s purchasing finished jewelry and the subcontracting of certain fabrication activities to others, Mayor’s also has a jewelry design studio and manufacturing and repair facility located in its corporate head office facility. In keeping with Mayor’s identity as a full-service premier luxury jeweler, this studio and workshop offers custom designed jewelry in response to clients’ special requests and manufactures jewelry for retail sale when it is economical to do so. Mayor’s also provides jewelry and watch refurbishment and repair services, which are performed in many of Mayor’s stores or at the Mayor’s centralized repair facility at its corporate head office. In addition to repair work, jewelers will perform other work, including ring sizing on new purchases and repairs covered under warranty.
Retail Operations, Merchandising and Marketing

General
      Mayor’s distinguishes itself from most of its competitors by offering an important selection of distinctive higher quality merchandise at a wide range of price points. Mayor’s keeps the majority of its inventory on display in its stores rather than at its distribution facility. Although each store stocks a representative array of jewelry, watches, giftware and other accessories, certain inventory is tailored to meet local tastes and historical merchandise sales patterns of the individual store.
      Mayor’s believes that the elegant ambiance of its stores and distinctive high quality merchandise displays play an important role in providing an atmosphere for encouraging sales. Mayor’s pays careful attention to detail in the design and layout of each of its stores, particularly lighting, colors, choice of materials and placement of display cases. Mayor’s also places substantial emphasis on its window displays as a means of attracting walk-in traffic and reinforcing its distinctive image. Mayor’s Visual Display department designs and creates window and store merchandise case displays for all of its stores. Window displays are frequently changed to provide variety and to reflect seasonal events such as Christmas, Valentine’s Day and Mother’s Day.

Personnel and Training
      Mayor’s places substantial emphasis on the professionalism of its sales force to maintain its position as a leading luxury jeweler. Mayor’s strives to hire only highly motivated, professional and client-oriented individuals. All new sales professionals attend a course where they are trained in technical areas of the jewelry business, specific service techniques and Mayor’s commitment to client service. In general, Mayor’s trains its sales associates to establish a personal rapport and relationship with each client, to identify client preferences with respect to both product and price range, and to successfully establish a relationship and ultimately conclude a sale and acquire a client for life. Management believes that attentive personal service and knowledgeable sales professionals are key components to Mayor’s success.
      As part of Mayor’s commitment to training, Mayor’s established “Mayor’s University,” a formalized system of in-house training with a primary focus on client service that involves extensive classroom training, the use of detailed operational manuals, in-store mentorship programs and product knowledge testing. In order to retain their employment with Mayor’s, all attendees must perform satisfactorily on written tests and quizzes that are administered during the training program and perform to a high level of standards. In addition, Mayor’s conducts in-house training seminars on a periodic basis and administers training modules with audits to (i) enhance the quality and professionalism of all sales professionals, (ii) measure the level of knowledge of each sales professional, and (iii) identify needs for additional training. Mayor’s also provides store management with more extensive management and client service training that emphasizes leadership skills, general management skills, “on-the-job” coaching and training instruction techniques.

Advertising and Promotion
      The intent of Mayor’s marketing department is to build upon its well-established reputation in its core markets and strengthen its position in areas that it entered more recently. In an effort to be recognized as the leading luxury jewelry brand in the Southeastern United States, all communication positions Mayor’s as a premier luxury jeweler offering high quality merchandise in an elegant, sophisticated environment conducive to the purchase of luxury items. Mayor’s stresses its role as a fashion leader that aims to deliver a total shopping experience that is as memorable as its merchandise. Mayor’s marketing efforts, which consist of advertising, direct mailings, special events, media relations/public relations, community relations, distinctive store design and elegant displays, are shaped in large part by Mayor’s brand positioning strategy as well as demographic and consumer trends affecting the jewelry industry, luxury retailing and Mayor’s itself.
      Mayor’s advertisements are designed to communicate Mayor’s image as a full-service premier luxury jewelry brand, including its unique and exclusive product design and product selection, its excellence in customer service and the total Mayor’s brand experience. In addition, advertisements frequently associate Mayor’s with internationally recognized brand names such as Rolex, Cartier and Patek Philippe. Advertising and promotions for all stores are developed by Mayor’s personnel at its headquarters in conjunction with outside creative resources.

Credit Operations
      Sales under the Mayor’s proprietary credit card administered by Wells Fargo, which are made without recourse to Mayor’s, and the private label credit card administered internally, both accounted for approximately 27% of Mayor’s net sales during fiscal 2004. Mayor’s credit programs are intended to complement its overall merchandising and sales strategy by encouraging larger and more frequent sales to a loyal client base.
      Under both Plans, Wells Fargo and Mayor’s extend credit solely to qualified Mayor’s clients. Qualified clients currently may select from four financing plans: the 10 Month Interest Free Plan, the 5 Month Interest Free Plan, a 30 month plan with a reduced interest rate and a revolving plan with interest. Finance charges, which are subject to a rate ceiling imposed by state law, are currently assessed on the average daily balance method at a rate of 1.5% per month, unless otherwise controlled by state law.
      Mayor’s private label credit card is administered internally at Mayor’s corporate office. The credit staff makes all credit decisions; sales personnel or store managers are not authorized to grant credit. Mayor’s has developed a detailed creditworthiness analysis on which it bases its credit decisions. Mayor’s custom-designed, computerized accounts receivable systems provide credit personnel with on-line decision making information, including new account processing, credit authorizations and client inquiries.
      Mayor’s has an Accounts Receivable Management Department, which manages collections from current accounts and also manages delinquent accounts. Representatives are trained on advanced account management techniques and programs, which have been developed in-house by the credit organization. Early stage delinquencies are handled with an approach to client goodwill. If an account continues to progress in delinquency, more assertive action is taken. Ultimately, if a delinquent account cannot be collected in-house, outside legal action is undertaken.
      All clients may also take advantage of Mayor’s layaway plan, which allows them to set aside and pay for items over a limited period of time with no interest charges.
Financial Information
      Mayor’s business is not divided into operating segments and Mayor’s does not have any significant revenues derived from operations outside of the United States or any significant assets located outside the United States. For detailed financial information relating to Mayor’s financial condition and operations, please refer to “Mayor’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and its consolidated financial statements and related notes included elsewhere within this proxy statement/ prospectus.
Distribution
      Mayor’s retail locations receive the majority of their merchandise directly from Mayor’s distribution warehouse located in Sunrise, Florida. Merchandise is shipped from the distribution warehouse utilizing various air and ground carriers. Presently, a small portion of merchandise is delivered directly to the retail locations from suppliers. Mayor’s transfers merchandise between retail locations to balance inventory levels and to fulfill client requests.
Competition
      The retailing industry is highly competitive and particularly subject to the level of discretionary consumer income and the subsequent impact on the type and value of goods purchased. Mayor’s competitors include foreign and domestic guild and premier luxury jewelers, specialty stores, national and regional jewelry chains, department stores and, to a lesser extent, catalog showrooms, discounters, direct mail suppliers, televised home shopping networks, and jewelry retailers who make sales through Internet sites, some of whom have greater financial resources than Mayor’s. Mayor’s believes that competition in its markets is based primarily on trust, quality craftsmanship, product design and exclusivity, product selection, service excellence, including after sales service, and, to a certain extent, price. With the consolidation of the retail industry that is occurring, Mayor’s believes that competition with other general and specialty retailers and discounters will continue to increase. The success of Mayor’s will depend on various factors, including general economic and business conditions affecting consumer spending, the performance of Mayor’s retail operations, the acceptance by consumers of Mayor’s merchandising and marketing programs, store locations and the ability of Mayor’s to properly staff and manage its stores. Please refer to “Mayor’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere within this proxy statement/ prospectus for additional discussion.
Regulation
      Mayor’s generally utilizes the services of independent customs agents to comply with U.S. customs laws in connection with its purchases of gold, diamond and other jewelry merchandise from foreign sources.
      Mayor’s operations are affected by numerous federal and state laws that impose disclosure and other requirements upon the origination, servicing and enforcement of credit accounts and limitations on the maximum amount of finance charges that may be charged by a credit provider. In addition to Mayor’s proprietary private label credit cards, credit to Mayor’s clients is primarily through bank cards such as American Express®, Visa®, MasterCard® and Discover®, without recourse to Mayor’s based upon a client’s failure to pay. Any change in the regulation of credit that would materially limit the availability of credit to Mayor’s traditional customer base could adversely affect Mayor’s results of operations and financial condition.

Trademarks
      The designations Mayorstm and the Mayor’s logo are the principal trademarks of Mayor’s. Mayor’s maintains a program to protect its trademarks and will institute legal action where necessary to prevent others either from registering or using marks, which are considered to create a likelihood of confusion with Mayor’s.
Employees
      As of July 26, 2005, Mayor’s employed 398 persons on a full-time basis, including 277 in the sales function, primarily in the Mayor’s stores, 17 in inventory and distribution and 104 in administrative and support functions. None of its employees are governed by a collective bargaining agreement. Mayor’s believes that its relations with its employees are good, and Mayor’s intends to continue to place an emphasis on employee communication and involvement.
Related Party Transactions
      On August 20, 2002, Mayor’s closed on a $15.05 million gross equity investment transaction with Birks. Mayor’s incurred expenses related to the raising of the capital of approximately $1.5 million, which was netted against the proceeds in stockholders’ equity. As consideration for the investment, Birks received 15,050 shares of Series A Convertible Preferred Stock, referred to as the Series A Preferred, a newly formed class of stock that was initially convertible into 50,166,667 shares of Mayor’s common stock. The conversion ratio of the Series A Preferred to common stock is subject to certain anti-dilution provisions. Birks also received warrants that were exercisable for 12,424,596 shares of Mayor’s common stock at $0.30 per share, 12,424,596 shares of Mayor’s common stock at $0.35 per share and 12,424,595 shares of Mayor’s common stock at $0.40 per share. The warrants also contain certain anti-dilution provisions which upon the occurrence of certain events can increase the number of warrants and decrease the exercise price. The preferred stock and warrants were issued by Mayor’s without being registered, relying on an exemption under 4(2) of the Securities Act of 1933, as amended. Birks had entered into an Amended and Restated Registration Rights Agreement with Mayor’s, whereby Birks has the right to require Mayor’s, on a best efforts basis, to register all of the shares underlying the above-described securities issued to Birks.
      The proceeds of $15.05 million were assigned to the Series A Preferred and warrants based on their relative fair values pursuant to Emerging Issues Task Force, EITF, 00-27 Application of Issue No. 98-5 to Certain Convertible Instruments in the amount of $11.51 million and $3.54 million, respectively. The fair value assigned to the warrants represents a discount on the Series A Preferred that is treated as a non-cash dividend to Birks. Furthermore, the value of the common stock that the Series A Preferred were convertible into at the date of the investment was $15.05 million which creates a $3.54 million beneficial conversion feature for the Series A Preferred, as a result of the fair value assigned to the Series A Preferred of $11.51 million, and results in an additional non-cash dividend to Birks at the time of the investment since the Series A Preferred are convertible immediately. The dividends have a neutral effect on Mayor’s total stockholders’ equity; however they increase the net loss attributed to common stockholders for the year ended March 29, 2003.
      On November 1, 2002 and March 14, 2003, Birks granted rights to receive 4,250,000 and 500,000, respectively, of its warrants to certain current or former employees of Birks or its affiliates, who were, or later became employees of or provided services to Mayor’s. The rights to receive these warrants are contingent upon fulfillment of certain time based employment vesting requirements. The exercise price of the assigned warrants was $0.29 per share, after certain anti-dilution adjustments. The granted warrants are subject Mayor’s to variable accounting rules due to their cashless exercise feature and vesting schedule which requires compensation expense (credit) calculated as the increase or decrease in intrinsic value of the vested warrants, based on the change in market value of the underlying stock. Non-cash compensation (credit) expense for the years ended March 26, 2005, March 27, 2004 and March 29, 2003 related to these warrants was approximately ($32,000), $867,000 and $0, respectively. As of March 26, 2005, the number of warrants increased to 4,776,899, all of which were vested, and the exercise price was $0.29 as a result of the anti-dilution provisions contained in the warrant agreements. On May 26, 2005, Mayor’s purchased 501,348 of these warrants from one of the holders for $150,000, the estimated fair value.
      On November 6, 2003, Birks exercised 32,523,787 of the warrants on a cashless basis based on an average market price of $0.766, as defined in the warrant agreements. The cashless feature of exercise resulted in the issuance of 17,352,997 shares of Mayor’s common stock and the forfeiture of 15,170,790 warrants. Birks had 288,517, 306,317 and 306,317 warrants exercisable at $0.29, $0.34 and $0.39, respectively, including adjustments for the anti-dilution provisions as of March 26, 2005. A non-cash dividend of approximately $83,000 was recognized in the year ended March 29, 2003 related to the value of the additional warrants granted to Birks as a result of the anti-dilution provisions. The value of additional warrants granted to Birks pursuant to the anti-dilution provisions with a corresponding increase in additional paid-in capital. The anti-dilution provisions provide for the increase in the number of warrants issued to Birks and have potential to decrease the exercise price and are triggered each time Mayor’s issues common stock, options or other convertible securities. The value of additional warrants granted to Birks pursuant to the anti-diluation provisions for the years ended March 26, 2005 and March 27, 2004, was insignificant.
      On June 15, 2004, Birks sold 500,000 and 250,000 shares of Mayor’s common stock to one of Mayor’s directors and a consultant to Birks, who later became an employee of Birks, respectively, for $0.50 per share in a private placement sale. The sale of the 750,000 shares of Mayor’s common stock resulted in non-cash compensation expense of $135,000 recorded by Mayor’s which represented the difference between the market value of the stock and the selling price at the date of the sale, which is included in selling, general and administrative expense in the fiscal 2004 Consolidated Condensed Statement of Operations. On March 22, 2004, Birks sold 1,000,000 shares of Mayor’s common stock at $0.50 per share in a private placement sale to the spouse of one of Mayor’s directors. The sale of stock resulted in non-cash compensation expense of $200,000 recorded by Mayor’s, which represented the difference between the market value of the stock and the selling price at the date of the sale, which is included in selling, general and administrative expense in the fiscal 2003 Consolidated Statement of Operations.
      Mayor’s Certificate of Designation for the Series A Preferred provided that the holders of the preferred stock were entitled to receive dividends on each share of preferred stock at a rate per annum of $95 per share which equates to approximately $1.4 million annually, a 9.5% yield on the $15,050,000 investment. The certificate of designation called for the dividends to remain unpaid until January 15, 2005 for dividends cumulated through October 14, 2004; thereafter, all dividends, including cumulative but unpaid, were to be payable quarterly in arrears on each January 15, April 15, July 15 and October 15 of each year, commencing on January 15, 2005 if declared by the board of directors. The certificate of designation further provided that the Series A Preferred had a liquidation value of $1,000 per share.
      The certificate of designation also provided that Birks had the right to elect a percentage of the total authorized directors of Mayor’s, rounded to the next highest whole number, corresponding to the percentage of common stock that would be held by Birks on the record date of such election as if Birks had converted all of the Series A Preferred then outstanding into common stock. Currently, Birks has the right to elect seven of the nine members of Mayor’s board of directors.
      In January 2004, Birks asked Mayor’s to consider paying an early payment of the cumulative dividends earned by Birks on the Series A Preferred, which approximated $2,185,755 through February 28, 2004. Also, in January 2004, Mayor’s formed a committee of independent directors of its board to evaluate Birks’ request. The committee retained an investment-banking firm, Capitalink, L.C. to perform certain analyses of the structure of the proposed transaction.
      Mayor’s determined that in order to effectuate the payment of an early dividend it would have to issue a new series of preferred stock to Birks in exchange for its shares of Series A Preferred. Mayor’s also determined that it would have to borrow funds from Back Bay Capital Funding LLC to pay the dividend, on the newly created series of preferred stock. After extensive discussions, negotiations, deliberations, and considerations, the committee unanimously recommended to the Board that it was in the best interests of Mayor’s to approve the exchange, the payment of the dividend and the loan. On February 20, 2004, Mayor’s board of directors unanimously (with the exception of Thomas Andruskevich and Filippo Recami, who abstained from voting, and Dr. Lorenzo Rossi di Montelera, who was unavailable to attend the board meeting) approved the transactions.
      On February 20, 2004, Mayor’s issued a newly created Series A-1 Convertible Preferred Stock to Birks in exchange for its shares of Series A Preferred. The Mayor’s preferred stock is substantially the same as the Series A Preferred, with the exception of certain changes primarily to the provisions regarding the payment of dividends, future dividend rates, and the conversion rate. Mayor’s entered into an Exchange Agreement with Birks whereby each share of Series A Preferred was exchanged for one share of Mayor’s preferred stock. As of March 26, 2005, the Mayor’s preferred stock was convertible into 51,499,525 shares of Mayor’s common stock which amount includes adjustments for the anti-dilution provision of the Mayor’s preferred stock. The anti-dilution provisions provide for the increase in the conversion ratio into common stock and are triggered each time Mayor’s issues common stock, options or other convertible securities. A non-cash dividend to Birks of approximately $358,000 was recognized in the year ended March 29, 2003 related to the value of the increase in the conversion ratio of Mayor’s preferred stock into Mayor’s common stock as a result of the anti-dilution provisions with a corresponding increase in additional paid-in capital. The value of the increase in the conversion ratio for the year ended March 27, 2004 was immaterial. The value of the increase in the conversion ratio for the year ended March 26, 2005 was approximately $17,000. Upon conversion of the preferred shares, Birks would own approximately 75.8% of the then outstanding Mayor’s common stock.
      In connection with the exchange for the Mayor’s preferred stock, Birks agreed to (a) reimburse Mayor’s in full for all transaction expenses, (b) reduce the dividend rate from $95 per share to $80 per share per annum, resulting in a savings in cumulative dividends of approximately $225,750 annually; and (c) waive the dividend on the Mayor’s preferred stock for approximately one year. Capitalink advised the committee that this waiver of one year of dividends equated to a net savings to Mayor’s of approximately $920,000, net of interest on the loan of approximately $280,000. Additionally, if Birks decided to convert its Mayor’s preferred stock into Mayor’s common stock before February 28, 2005, the conversion rate would have decreased so that Mayor’s received the value of the waived dividend, on a pro rata basis. Although Mayor’s has no right to redeem the Mayor’s preferred stock, in the event that Mayor’s were deemed to acquire any shares of its preferred stock in a business combination or other transaction, then Birks will pay Mayor’s a cash payment equal to the pro rata value of the waived dividend.
      On June 17, 2005, the board of directors declared and approved a dividend payment to Birks of $150,500, which cumulated from March 1, 2005 through April 15, 2005.
      In connection with the transactions, Mayor’s received an opinion of Delaware counsel that the declaration and payment of the dividend would not contravene Section 170 of the Delaware General Corporation Law, and an opinion from Capitalink that the transactions were fair, from a financial point of view, to the minority stockholders of Mayor’s. Mayor’s also received various other analyses from Capitalink.
      On February 20, 2004, Mayor’s evidenced the loan by entering into that certain Third Amendment to Revolving Credit, Tranche B Loan and Security Agreement, Limited Waiver and Consent, dated as of February 20, 2004, by and among Fleet Retail Group Inc., GMAC Commercial Finance, LLC, Back Bay Capital Funding LLC, the domestic subsidiaries of Mayor’s and Mayor’s. The amended credit agreement provided for, among other things, effectively increasing the term loan by $2 million; modifying the calculation of the credit facilities borrowing formula so as to fully permit the payment of the dividend without negatively impacting the availability of borrowings under Mayor’s credit facility or otherwise creating a material adverse effect on Mayor’s liquidity; and adjusting the borrowing base to provide for the inclusion of Mayor’s accounts receivable, up to a maximum of $3 million.
      Mayor’s Chief Executive Officer, Chief Financial Officer, Group VP-Finance, Chief Marketing Officer, Group VP-Supply Chain Operations, Group VP-Retail Store Operations, Group VP-Category Management, Group VP-Strategy and Business Integration, Group Creative Director and other members of Mayor’s management serve in similar capacities for Birks. In addition, Thomas A. Andruskevich, Chairman of the Mayor’s board of directors, and its President, and Chief Executive Officer, and Filippo Recami, a Director of Mayor’s, serve as Directors of Birks.

      As part of Birks investment in 2002, Mayor’s entered into a Manufacturing and Sale Agreement and a Management Expense Reimbursement Agreement with Birks effective August 20, 2002. The Manufacturing and Sale Agreement allows for the purchase of merchandise from Birks at market prices in accordance with a purchase plan, which is pre-approved annually by the corporate governance committee of the board of directors of Mayor’s. The Management Expense Reimbursement Agreement allows for Mayor’s to acquire certain management services from Birks, at its cost, in accordance with a project schedule, which is pre-approved annually by the corporate governance committee of the board of directors. At the end of each quarter, the corporate governance committee reviews and approves all purchases and expense reimbursement transactions. The terms of these agreements are one year and automatically renew. Mayor’s can sell merchandise and provide management services to Birks under terms similar to those in the agreements.
      In fiscal 2004, fiscal 2003 and fiscal 2002, Mayor’s (charged) incurred approximately ($204,000), $82,000 and $234,000, respectively, of net costs (to) from Birks related to advisory, management and corporate services pursuant to the Management Expense Reimbursement Agreement. Included in selling, general and administrative expenses in fiscal 2002 is $390,000 of amounts paid to Birks for merchandising and other consulting services prior to the equity investment transaction. Also, during fiscal 2004, fiscal 2003 and fiscal 2002, Mayor’s purchased approximately $8,966,000, $599,000 and $407,000, respectively, of merchandise from Birks and Birks purchased approximately $9,000, $56,000 and $109,000, respectively, of merchandise from Mayor’s pursuant to the Manufacturing and Sale Agreement. As of March 26, 2005, Mayor’s owed Birks $389,000 related to purchases of inventory, advisory, management and corporate services and for expenses paid by Birks on behalf of Mayor’s. Mayor’s also purchased $28,000 and $108,000, respectively, of merchandise from Cristalleries Royales de Champagne, a company controlled by the majority owners of Birks until June 18, 2004, during fiscal 2003 and fiscal 2002, respectively.
      Effective May 1, 2005, Mayor’s renewed for an additional year, its Management Consulting Services Agreement with Regaluxe. Regaluxe is the controlling shareholder of Birks. Regaluxe, in turn, is controlled by Dr. Lorenzo Rossi di Montelera, who had been a director of Mayor’s until his resignation from the board on June 1, 2005. Filippo Recami is the Chief Executive Officer and managing director of Regaluxe and continues to serve as a member of Mayor’s board of directors. The board of directors of Mayor’s waived the provisions of Mayor’s Code of Conduct relating to related party transactions when the board of directors approved Mayor’s entering into the agreement with Regaluxe. Under the agreement, Regaluxe provides advisory, management and corporate services to Mayor’s for $125,000 per calendar quarter plus out of pocket expenses. During fiscal 2004, Mayor’s incurred $528,000 of costs for these services including out of pocket expenses. The agreement may be renewed for additional one-year terms by Mayor’s subject to an annual review and approval by Mayor’s corporate governance committee.
      On August 9, 2005, Mayor’s board of directors declared and approved a dividend payment to Birks of $301,000, which cumulated from April 16, 2005 through July 15, 2005.
      In September, 2004, Mayor’s received approval from its lenders to make a one time loan to Birks in an amount not to exceed $1,500,000 to assist Birks with the payment of costs and expenses relating to the merger. Such loan will only be made, if at all, upon the earlier to occur of (i) the closing of the merger, or (ii) the prior approval of the corporate governance committee of the board of directors of Mayor’s.
Properties
      Mayor’s corporate headquarters is currently leased through July 31, 2005, and is located in Sunrise, Florida. Mayor’s entered into a fifteen year lease agreement for a new corporate headquarters located in Tamarac, Florida to commence on the later of the completion date or August 1, 2005.
      As of July 26, 2005, Mayor’s had a total of 28 leased stores, with rent being a fixed minimum base plus, for a majority of the stores, a percentage of the store’s sales volume (subject to certain adjustments) over a specified threshold. Mayor’s lease terms are generally ten years from inception. Lease rental payments are also subject to annual increases for tax and maintenance. The following table summarizes all operating store leases:

	Total
Operating Stores	Square Feet	Expiration	Location

Altamonte Mall	5,782	Jan-2011	Altamonte Springs, FL
Aventura Mall	3,447	Jan-2009	N. Miami Beach, FL
Bell Tower	4,578	Jan-2012	Fort Myers, FL
Boca Town Center	5,878	Jan-2007	Boca Raton, FL
Brandon Town Center*	4,110	Jun-2005	Brandon, FL
Broward Mall	2,236	Jan-2010	Plantation, FL
Buckhead	10,000	Apr-2009	Atlanta, GA
Citrus Park Town Center	3,953	Jan-2010	Tampa, FL
City Place at West Palm Beach	6,113	Jan-2011	West Palm Beach, FL
Dadeland Mall	5,700	Jan-2007	Miami, FL
The Falls	1,643	Jan-2009	Miami, FL
Florida Mall	5,070	Jan-2010	Orlando, FL
The Galleria at Fort Lauderdale*	3,682	Jan-2005	Ft. Lauderdale, FL
International Plaza	5,583	Jan-2012	Tampa, FL
Lenox Square Mall	4,587	Dec-2005	Atlanta, GA
Lincoln Road	4,250	May-2009	Miami Beach, FL
Mall of Georgia	3,486	Jan-2010	Buford, GA
Mall at Millenia	4,532	Jan-2013	Orlando, FL
Mall at Wellington Green	4,001	Jan-2012	Wellington, FL
Miami International Mall	3,226	Jan-2006	Miami, FL
North Point Mall	4,752	Jan-2012	Alpharetta, GA
Perimeter Mall	5,157	Jan-2009	Atlanta, GA
PGA Commons	5,197	Apr-2014	Palm Beach Gardens, FL
Seminole Towne Center	3,461	Jan-2006	Sanford, FL
The Shops at Sunset Place	2,051	Jan-2010	South Miami, FL
Southgate Plaza	4,605	Mar-2010	Sarasota, FL
Treasure Coast Square	2,506	Jan-2006	Jensen Beach, FL
Village of Merrick Park	4,894	Jan-2013	Coral Gables, FL

*	All financial terms of the lease are completed and Mayor’s is in process of finalizing the business terms of the lease.
Legal Proceedings
      Mayor’s is from time to time involved in litigation incident to the conduct of its business. Although certain litigation of Mayor’s is routine and incidental, and such litigation can result in large monetary awards for compensatory or punitive damages, Mayor’s believes that no litigation that is currently pending involving Mayor’s will have a material adverse effect on Mayor’s financial condition. On December 1, 2004, Mayor’s was notified that the SEC is conducting an informal inquiry regarding Mayor’s. The SEC has requested various documents related to Mayor’s restated financial statements. Although no formal legal proceedings have begun, Mayor’s intends to cooperate fully with the SEC in its inquiry. See “Management’s Discussion and Analysis of the Financial Condition and Results of Operations of Mayor’s — Recent Developments.”
      Mayor’s and its landlord under its lease for the new corporate headquarters building in Tamarac, Florida are disputing whether the new landlord will be responsible for a portion of the hold over rent that equals approximately $95,000 per month. The new landlord has not completed the new building yet and this caused

Mayor’s to begin holding over in its current space as of August 1, 2005. Mayor’s is obligated to pay its current landlord 200% of rent during any hold over period. It is Mayor’s position (based on its new lease) that the new landlord is responsible for 1/2 of the hold over rent under its current lease (approximately $47,500 per month). The new landlord is disputing that it owes this amount. This dispute is still on-going. Mayor’s believes that the resolution of these matters should not materially affect Mayor’s financial position; however, there can be no assurance as to the final result of these legal matters.
Changes In And Disagreements With Accountants On Accounting And Financial Disclosure
      On November 6, 2003, the audit committee of Mayor’s board of directors dismissed Deloitte & Touche LLP as its principal accountant. Mayor’s engaged KPMG LLP effective November 6, 2003. Mayor’s board of directors approved the recommendation by the audit committee to change accountants.
      In connection with the audits of Mayor’s financial statements for Mayor’s fiscal 2002 and Mayor’s fiscal 2001, there were no disagreements with Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to Deloitte’s satisfaction would have caused Deloitte to make reference in connection with its opinion to the subject matter of the disagreement. The audit report of Deloitte on the consolidated financial statements of Mayor’s and its subsidiaries as of and for the year ended March 29, 2003, did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles. The audit report of Deloitte on the consolidated financial statements of Mayor’s and its subsidiaries as of and for the year ended February 2, 2002, contained an explanatory paragraph that the financial statements were prepared assuming Mayor’s continued as a going concern and a paragraph describing a change in accounting principles. During Mayor’s fiscal 2002 and Mayor’s fiscal 2001, and the subsequent interim period, there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.
      During Mayor’s fiscal 2002 and Mayor’s fiscal 2001, and the subsequent interim period prior to engaging KPMG, neither Mayor’s nor anyone on its behalf consulted with KPMG regarding the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on Mayor’s financial statements, and neither a written report nor oral advice was provided to Mayor’s by KPMG that was an important factor considered by Mayor’s in reaching a decision as to any accounting, auditing or financial reporting issue.

MANAGEMENT OF MAYOR’S
Information Regarding Mayor’s Directors and Executive Officers Upon Consummation of the Merger
      Upon consummation of the merger, the existing directors of Mayor’s will be replaced by the directors of Merger Co., Thomas A. Andruskevich, Gerald Berclaz, Davide Barberis Canonico and Carlo Coda-Nunziante. The existing officers of Mayor’s will remain as officers of Mayor’s immediately following the merger.
Information Regarding Mayor’s Directors and Executive Officers

			Expiration	Preferred
Name	Age	Position	of Term	Stock Director

Thomas A. Andruskevich(1)	54	Chairman of the board of directors, President and Chief Executive Officer	2006	Yes
Emily Berlin(2)(3)(4)(5)	57	Director	2005	Yes
Elizabeth M. Eveillard(1)(5)	58	Director	2005	Yes
Massimo Ferragamo(3)(4)(5)	47	Director	2007	Yes
Stephen M. Knopik(2)(4)(5)(6)	49	Director	2005	No
Ann Spector Lieff(3)(4)(5)(6)	53	Director	2007	Yes
Judith R. MacDonald(2)(5)(6)	62	Director	2007	No
Filippo Recami(1)(5)	54	Director	2006	Yes
Joseph A. Kiefer, III	53	Senior Vice President and Chief Operating Officer
Daisy Chin-Lor	51	Senior Vice President and Chief Marketing Officer
Marc Weinstein	51	Senior Vice President and Chief Administrative Officer
Michael Rabinovitch	36	Senior Vice President & Chief Financial Officer
Carlo Coda-Nunziante(7)	41	Group Vice President of Strategy and Business Development
John Orrico	48	Group Vice President, Supply Chain Operations
Marco Pasteris	44	Group Vice President, Finance
Aida Alvarez	42	Group Vice President Category Management
Albert J. Rahm, II	52	Vice President Retail Store Operations
Gerald Berclaz(7)	56	Director
Davide Barberis Canonico(7)	39	Director

(1)	Member of the executive committee.

(2)	Member of the corporate governance committee, the Chairman of which is Ms. Berlin.

(3)	Member of the compensation committee, the Chairman of which is Ms. Lieff.

(4)	Member of the nominating committee, the Chairman of which is Mr. Ferragamo.

(5)	Will cease to be a director upon consummation of the merger.

(6)	Member of the audit committee, the Chairman of which is Mr. Knopik.

(7)	Will become a director of Mayor’s upon consummation of the merger.

Directors
      Thomas A. Andruskevich, age 54, is Chairman of the board of directors, President and Chief Executive Officer of Mayor’s. Mr. Andruskevich has been President and Chief Executive Officer of Birks since June 1996 and joined the board of directors of Birks in 1999. From 1994 to 1996, he was President and Chief Executive Officer of the clothing retailer Mondi of America. From 1989 to 1994, he was Executive Vice President of International & Trade of Tiffany & Co. and from 1982 to 1989, Mr. Andruskevich served as Senior Vice President and Chief Financial Officer of Tiffany & Co. He also serves on the board of directors of Brazilian Emeralds, Inc. and The Robbins Company. Mr. Andruskevich was elected to Mayor’s board of directors in August 2002.
      Emily Berlin, age 57, has been Executive Vice President and Director of Helm Holdings International since 2001. Based in Miami, Florida, the Helm Group of companies is a diversified privately owned group of approximately 70 companies operating principally in Latin America and the Caribbean. From 1974 to 2000, she was a member of the law firm of Shearman & Sterling, becoming a partner in 1981. She was elected to Mayor’s board of directors in October 2002.
      Elizabeth M. Eveillard, age 58, is an independent consultant with over 30 years of experience in the investment banking industry. During 2000-2003, she was a consultant and Senior Managing Director, Retailing and Apparel Group, Bear, Stearns & Co., Inc. During 1988-2000, she served as Managing Director and Head of the Retailing Group, PaineWebber Incorporated. From 1972 to 1988 she held various positions at Lehman Brothers, including Managing Director in the Merchandising Group. She serves on the boards of the following publicly-held and private companies: Beall’s, Inc.; Too, Inc.; and Retail Ventures, Inc. In addition to her board seat at Beall’s, Inc., she is also a member of that company’s compensation committee. She received a consulting fee of approximately $112,000 from Bear, Stearns & Co., Inc. in connection with Birks’ investment in Mayor’s. She was elected to Mayor’s board of directors in August 2002.
      Massimo Ferragamo, age 47, has been the Chairman of the board of directors of Ferragamo USA, Inc., which is the wholly owned subsidiary of Salvatore Ferragamo Italia. Mr. Ferragamo had held the position of President since 1985 and became Chairman in 2000. Ferragamo USA Inc. imports and distributes Ferragamo products throughout North America. He also serves on the board of directors of YUM! Brands, Inc. and the American Italian Cancer Foundation. He was elected to Mayor’s board of directors in October 2002.
      Stephen M. Knopik, age 49, has been the President of Beall’s, Inc. since 1998, the parent company of Beall’s Department Stores and Beall’s Outlet Stores, which operates more than 500 retail stores in fourteen (14) states. Mr. Knopik joined Beall’s as the Director of Finance in 1984. In December 2003, Mr. Knopik was elected to the board of directors of Beall’s, Inc. From 1978 to 1984, Mr. Knopik was with KPMG Peat Marwick in Tampa, Florida and had advanced during this time to the position of Senior Audit Manager. He was elected to Mayor’s board of directors in July 2003. Mr. Knopik has decided that he will not stand for re-election at the special and annual meeting.
      Ann Spector Lieff, age 53, is the founder of The Lieff Company, established in 1998, which is a Miami-based consulting group specializing in Chief Executive Officer mentoring, leadership development, corporate strategies to assist and expand organizations in the management of their business practices, and advisory services to corporate boards. She was Chief Executive Officer of SPEC’s Music from 1980 until 1998. Ms. Lieff currently serves as a member of the Executive Advisory Board, University of Denver Daniels College of Business and also serves on the board of directors of Herzfeld Caribbean Basin Fund, Claire’s Stores, Inc., and Hastings Entertainment, Inc. She was elected to Mayor’s board of directors in October 2002.
      Judith R. MacDonald, age 62, has served as a director of Mayor’s since July, 2003. Ms. MacDonald has been Managing Director and Counsel at Rothschild Inc. since 1996. She is responsible for providing legal and compliance advice at Rothschild Inc., an investment banker and broker dealer, and its investment advisory affiliate, as well as ABN AMRO Rothschild LLC, a broker dealer involved in the equity capital markets and underwritings. From 1994 to 1996, Ms. MacDonald was Managing Director and Director of Compliance at BT (Banker’s Trust) Securities Corporation.

      Filippo Recami, age 54, has been a director of Birks since November 1, 1999 and a Managing Director of Iniziativa S.A. (Luxemborg) since the beginning of 1999. Mr. Recami has also been the Chief Executive Officer and Managing Director of Regaluxe since March 1999. He is also on the Mayor’s board of directors. Between 1978 and 1998, Mr. Recami had held senior management positions in several major public European corporations including Fiat S.p.A. (Italy), Sorin Biomedica S.p.A. (Italy), Sorin France S.p.A. (France), SNIA S.p.A. (Italy), and Rhône Poulenc S.A. (France). Mr. Recami holds a Certified Public Accountant title given by the Ministry of Justice of the Italian Government.
      Gerald Berclaz, age 56, is Managing Director of Montrolux and a Director of both Regaluxe and Iniziativa SA. Since 1998, Mr. Berclaz has also been a Director of Gestofi SA, an Investment and Corporate Advisory Services company located in Geneva, Switzerland. From 1994 until 1999, he was Controller and Financial Manager for affiliated companies of Inizitivia SA.
      David Barberis Canonico, age 39, is a Director of Regaluxe. Since 1997, he has been Managing Director of Manifattura di Ponzone Spa, a textile dyeing house in Italy, and since 1998, he has been Managing Director of Gangia Srl, a real estate company in Italy. Mr. Barberis Canonico is also a Director of Deltaleasing Spa, Instituto Editoriale Biellese, Old Boma Limited and Sinterama Spa, each of which is an Italian company. He has also been Financial Officer of Unione Industriale Biellese, an industrial association of Biella, Italy, since 2003.
      Carlo Coda-Nunziante, age 41, has been the Group Vice President for Strategy and Business Development of Mayor’s since 2002. Prior to joining Mayor’s, Mr. Coda-Nunziante worked for A.T. Kearney from 1999 to 2002. From 1994 to 1998, Mr. Coda-Nunziante worked for Whirlpool Corporation in Italy, the United States and Singapore. He holds a Masters in Business Administration from Columbia Business School and a degree in Mechanical Engineering from the Universita Degli Studi di Firenze, Italy. Mr. Coda-Nunziante is also the son-in-law of Dr. Rossi.
Executive Officers
      Joseph A. Keifer, III, age 53, is the Senior Vice President and Chief Operating Officer of Mayor’s. Prior to joining Mayor’s, Mr. Keifer held the position of Vice President Merchandising for Birks from 1998 to 2002. From 1993 to 1997, Mr. Keifer was the Senior Vice President of Fine Jewelry Merchandise for Montgomery Ward. Prior to that, Mr. Keifer spent 21 years with Zale Corporation during which he held various positions, including Senior Vice President of Company Operations and President of the Bailey Banks & Biddle division.
      Daisy Chin-Lor, age 51, has been Senior Vice President and Chief Marketing Officer for Birks and Mayor’s since April 1, 2005. Ms. Chin-Lor has extensive experience in the international luxury goods environment, specifically in the area of high-end cosmetics. From 2002 to 2004, Ms. Chin-Lor was the Executive Vice President and Chief Marketing Officer for Elizabeth Arden Spas. From 2000 to 2001 she was the Executive Director of Russell Reynolds Associates. Prior to 2000, Ms. Chin-Lor spent two years establishing a market presence for Chanel in Thailand and spent nearly 20 years working for Avon Products. Ms. Chin-Lor holds a Bachelor of Arts from Hunter College of New York.
      Marc Weinstein, age 51, joined Mayor’s in 1996 and is employed as the Senior Vice President and Chief Administrative Officer. Prior to joining Mayor’s, Mr. Weinstein spent approximately 19 years with Burger King Corporation. During his tenure at Burger King, he gained extensive retailing, human resource and operations knowledge on both a domestic and international basis while holding a multitude of positions such as Vice President Managing Director in Europe, Vice President Operations and Vice President Human Resources.
      Michael Rabinovitch, age 36, became Senior Vice President & Chief Financial Officer effective August 1, 2005. Prior to joining Mayor’s, Mr. Rabinovitch had been Vice President of Finance of Claire’s Stores, Inc. since 1999. Before joining Claire’s Stores, Inc., Mr. Rabinovitch was Vice President of Accounting & Corporate Controller at an equipment leasing company. Mr. Rabinovitch spent 5 years with Price Waterhouse LLP, most recently as Senior Auditor. Mr. Rabinovitch graduated in 1992 from Florida

State University with a Bachelor of Science in Accounting and in Finance. Mr. Rabinovitch is a licensed CPA and is a member of the American Institute of Certified Public Accountants and the Florida Institute of Certified Public Accountants.
      John C. Orrico, age 48, has been Mayor’s Group Vice President, Supply Chain Operations since September 2003. In this role, Mr. Orrico is responsible for Product Development, Gemstone Operations, Manufacturing as well as the Central Watch Division. Before joining Birks and Mayor’s, Mr. Orrico was Group Vice President, Merchandising Supply Chain Operations at Tiffany & Co. Mr. Orrico spent 14 years at Tiffany & Co. where he developed its manufacturing and supply chain strategies and oversaw its operations in Cumberland RI, Cranston RI, Pelham NY, Parsippany NJ and was President of Judel Products in Salem as well as LeTallec in Paris and the Swiss Watch Factory, West Virginia.
      Marco Pasteris, age 44, has been the Group Vice President Finance for Mayor’s since August 2002. He is also the Group Vice President Finance for Birks and has been with Birks since 1993. Since 1996, he has served as Chief Operating Officer of Henry Birks & Sons Holdings Inc. Prior to joining Birks, Mr. Pasteris spent six years with Gruppo Finanziario Textile, one of the largest multinational firms in the textile industry active in production, distribution and retail of such brands as Giorgio Armani, Ungaro, and Valentino. During his tenure at Gruppo Finanziario Textile, Mr. Pasteris held several positions in finance and control, leading to the position of Controller of International Operations. Mr. Pasteris graduated in 1984 from the Università d’Economia e Commercio in Torino, Italy with a B. SC. in business and economics. He also holds a Masters in Business Administration with a specialization in international business and finance from New York University’s Graduate School of Business Administration.
      Aida Alvarez, age 42, had been the Vice President-Merchandising for Mayor’s since February 2001. She was recently named Group Vice President Category Management. From August 1989 to February 2001, Ms. Alvarez served as General Merchandise Manager, Divisional Merchandise Manager and Head Watch Buyer for Mayor’s. Prior to joining Mayor’s in August 1989, Ms. Alvarez worked for Zale Corporation as a group store manager from 1987 to 1989. Since July 2004, Ms. Alvarez has provided services to Birks related to the category management of Birks’ branded watch business and her services have been billed to Birks under the Management Expense Reimbursement Agreement, dated as of August 20, 2002, between Mayor’s and Birks. See “Certain Relationships and Related — Party Transactions.”
      Albert J. Rahm, II, age 52, has been with Mayor’s since April 1991 and currently serves as Vice President Retail Store Operations. In addition, Mr. Rahm recently assumed additional responsibility for overseeing the retail operations of Birks. From April 1991 to January 2000, Mr. Rahm served in various store management positions and as Regional Vice President for Mayor’s. Prior to joining Mayor’s in April 1991, Mr. Rahm owned and operated three retail jewelry stores for a fourteen-year period in Shreveport, Louisiana. Since in July 2004, Mr. Rahm has served in a similar capacity for Birks and his services have been billed to Birks under the Management Expense Reimbursement Agreement, dated as of August 20, 2002, between Mayor’s and Birks. See “Certain Relationships and Related — Party Transactions.”
The Board of Directors and Board Committees
      During the fiscal year ended March 26, 2005, the Mayor’s board of directors held a total of 10 board of directors meetings and 26 committee meetings. During such year, all directors attended at least 75 percent of the meetings of Mayor’s board of directors and committees of which they were a member. In addition to attending meetings, directors discharge their responsibilities through review of Mayor’s reports to directors and correspondence and telephone conferences with Mayor’s executive officers, key employees, and others regarding matters of interest to Mayor’s. The Mayor’s board of directors has determined that the following directors are independent directors, as determined by the American Stock Exchange listing standards: Emily Berlin, Massimo Ferragamo, Stephen M. Knopik, Judith MacDonald, and Ann Spector Lieff.

Audit Committee
      Mayor’s has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The audit committee reviews the scope and results of the annual audit of Mayor’s consolidated financial statements conducted by Mayor’s independent auditors, the scope of other services provided by Mayor’s independent auditors, proposed changes in Mayor’s financial accounting standards and principles, and Mayor’s policies and procedures with respect to its internal accounting, auditing and financial controls. The audit committee also examines and considers other matters relating to the financial affairs and accounting methods of Mayor’s, including selection and retention of Mayor’s independent auditors. During the fiscal year ended March 26, 2005, the audit committee held 14 meetings, and the Chairman of the audit committee held several meetings with management and Mayor’s auditors. Stephen M. Knopik (Chair), Judith R. MacDonald and Ann Spector Lieff, each of whom is an independent, non-employee director of Mayor’s, currently constitute the audit committee. Mayor’s has determined that Stephen M. Knopik is the audit committee financial expert.
      Audit Committee Report. The audit committee of Mayor’s is comprised of three independent directors, as defined by the American Stock Exchange listing requirements, and operates under a written charter adopted by the board of directors.
      The audit committee has reviewed and discussed the audited financial statements for the fiscal year ended March 26, 2005, with management and with the independent auditors, including matters required to be discussed by Statement on Auditing Standards No. 61, “Communication with Audit Committees,” as amended.
      The audit committee has reviewed the independent auditors’ fees for audit and non-audit services for the fiscal year ended March 26, 2005. The aggregate fees and expenses billed by KPMG LLP for professional services rendered for the audit of Mayor’s annual financial statements included in Mayor’s Annual Report on Form 10-K for the fiscal year ended March 26, 2005 and for the review of Mayor’s financial statements included in Mayor’s Quarterly Report on Form 10-Q for the each fiscal quarter was approximately $210,650.
      In addition, during fiscal 2004 Mayor’s incurred fees of $333,400 and $68,300 by KPMG LLP and Deloitte & Touche LLP, its former independent auditors, respectively, related to the restatement of reports previously filed with the SEC.
      The audit committee has received the written disclosures and the letter from the independent auditors required by Independence Standards board of directors Standard No. 1, “Independence Discussions with Audit Committees,” as amended, and has discussed with the independent auditors their independence.
      Based on its review of the audited financial statements and the various discussions noted above, the audit committee recommended to the board of directors that the audited financial statements be included in Mayor’s Annual Report on Form 10-K for the fiscal year ended March 26, 2005, filed with the SEC on June 24, 2005.
      The foregoing has been furnished by the audit committee:

Stephen M. Knopik (Chair)
Judith R. MacDonald
Ann Spector Lieff
      Compensation of Independent Auditors. During fiscal 2004 and fiscal 2003, Mayor’s retained its independent auditors, KPMG LLP and Deloitte and Touche LLP, its former independent auditors, to provide services in the following categories and amounts:

Audit Fees
      The aggregate fees and expenses billed by KPMG LLP for professional services rendered for the audit of Mayor’s annual financial statements included in Mayor’s Annual Report on Form 10-K for fiscal 2004 and for the review of Mayor’s financial statements included in Mayor’s Quarterly Report on Form 10-Q for the each fiscal quarter was approximately $210,650.

      In addition, during fiscal 2004 Mayor’s incurred fees of $333,400 and $68,300 by KPMG LLP and Deloitte & Touche LLP, its former independent auditors, respectively, related to the restatement of reports previously filed with the SEC.
      The aggregate fees billed by KPMG LLP for professional services rendered for the audit of Mayor’s annual financial statements included in Mayor’s Annual Report on Form 10-K/ A for fiscal 2003 were approximately $135,000, and the aggregate fees for the review of Mayor’s financial statements included in Mayor’s Quarterly Report on Form 10-Q for the third fiscal quarter ended December 27, 2003, were approximately $16,500.

Audit Related Fees
      During fiscal 2004, Mayor’s independent auditors did not provide any audit-related services for Mayor’s. During fiscal 2003, Mayor’s paid its independent auditors approximately $4,000 related to providing services for the filing of a Form S-8 registration statement.

Tax Fees
      During fiscal 2004 and fiscal 2003, Mayor’s independent auditors did not provide tax services for Mayor’s.

All Other Fees
      During fiscal 2004, Mayor’s independent auditors did not provide any other services for Mayor’s. During fiscal 2003, Deloitte & Touche LLP provided audit services for the Mayor’s Jewelers, Inc. 401(k) Profit Sharing Plan & Trust resulting in fees of approximately $20,200.

Pre Approval Policies and Procedures
      The audit committee has not established a pre-approval policy as described in Rule 2-01(c)(7)(i)(B) of Regulation S-X. The audit committee approves in writing, in advance, any audit or non-audit services provided to Mayor’s by the independent accountants that are not specifically disallowed by the Sarbanes-Oxley Act of 2002. None of the services described in the preceding three sections were approved by the audit committee pursuant to Rule 2-01(c)(7)(i)(c).

Compensation Committee
      Mayor’s has a standing compensation committee. The compensation committee operates under a written charter adopted by the board of directors. The purpose of the compensation committee is to recommend to the board of directors executive compensation, including base salaries, bonuses and long-term incentive awards for the Chief Executive Officer and other executive officers of Mayor’s. During the fiscal year ended March 26, 2005, the compensation committee held three meetings. Ann Spector Lieff (Chair), Emily Berlin, and Massimo Ferragamo, each of whom is an independent, non-employee director of Mayor’s, currently constitute the compensation committee.

Nominating Committee
      Mayor’s has a standing nominating committee in accordance with the new SEC and AMEX rules on nominating committees. The nominating committee is governed by a written charter, a copy of which can be found in Mayor’s proxy statement filed with the SEC on June 28, 2004. The nominating committee is responsible for nominating potential nominees to the board of directors. During the fiscal year ended March 26, 2005, the nominating committee held one meeting. Massimo Ferragamo (Chair), Emily Berlin, and Ann Spector Lieff, currently constitute the nominating committee. All members of the nominating committee are independent as defined by the American Stock Exchange Listing Standards. Mayor’s policy with regard to the consideration of any director candidates recommended by a stockholder is that Mayor’s will consider such candidates and evaluate such candidates by the same process as candidates identified by the nominating committee.
      Stockholders who would like to recommend a director nominee candidate to be considered by the nominating committee and possibly placed on the proxy statement/ prospectus may do so by submitting the candidate’s resume and other contact information to the nominating committee at 14051 N.W. 14th Street, Suite 200, Sunrise, Florida 33323, not less than 120 calendar days before the date Mayor’s proxy statement is released to stockholders in connection with the next year’s annual meeting.
      The nominating committee believes that a director nominee, whether such candidate was recommended by the nominating committee or a stockholder, should possess the following minimum qualifications: independence, integrity, commitment to service on the board, business judgment, financial literacy, public company experience, and general/broad business, legal and investment banking experience. The nominating committee also believes that the board as a whole should possess the following attributes: accounting and finance experience, industry knowledge, diversity and vision and strategy. A detailed discussion of each of these attributes can be found in the nominating committee charter. The nominating committee will identify director nominee candidates from any appropriate source including stockholder recommendations.
      Stephen M. Knopik was recommended for consideration as a director nominee by the nominating committee as he was a standing director but has decided not to stand for re-election. Instead, Emily Berlin, who has been a director elected by holders of Mayor’s preferred stock, will stand for election.

Corporate Governance Committee
      Mayor’s has a standing corporate governance committee. The corporate governance committee is responsible for (i) overseeing all aspects of Mayor’s corporate governance policies, and (ii) serving as the independent committee reflected in that certain Manufacturing and Sale Agreement, dated as of August 20, 2002 by and between Mayor’s and Birks and also in that certain Management Expense Reimbursement Agreement, dated as of August 20, 2002, as amended, by and between Mayor’s and Birks. In this regard, the corporate governance committee reviews and approves including, without limitation the following: transactions, plans, purchases, sales, services, dealings, agreements, arrangements and/or relationships between Mayor’s, Birks and other affiliates and the corporate governance committee is also responsible for the oversight and review of all related party transactions. During the fiscal year ended March 26, 2005, the corporate governance committee held 4 meetings. The corporate governance committee of Mayor’s is comprised of three directors and operates under a written charter adopted by the board of directors. Emily Berlin (Chair), Judith R. MacDonald, and Stephen M. Knopik, each of whom is an independent, non-employee director of Mayor’s, currently constitute the corporate governance committee.
      Corporate Governance Committee Report. The corporate governance committee has reviewed and discussed with the board of directors of Mayor’s the inter-company transactions between Mayor’s, Birks and other affiliates for the fiscal year ended March 26, 2005, as well as Mayor’s insider trading policy. The corporate governance committee reported to the board of directors on their review relating to the management services billed pursuant to the Management Expense Reimbursement Agreement and also their review relating to inquiries made with certain members of management regarding specific services reflected in the actual management billings. The corporate governance committee also reported to the board of directors on the actual sales of merchandise purchased, as per their review, pursuant to the Manufacturing and Sale Agreement. Based on its review of the inter-company transactions, the corporate governance committee concluded that the inter-company transactions were in compliance with the terms of the Management Expense Reimbursement Agreement and the Manufacturing and Sale Agreement.
      The foregoing has been furnished by the corporate governance committee:

Emily Berlin (Chair)
Judith R. MacDonald
Stephen M. Knopik

Executive Committee
      Mayor’s has a standing executive committee. The executive committee operates under a written charter adopted by the board of directors. The purpose of the executive committee is to provide a simplified review and approval process in between board of directors meetings for certain corporate actions. The intent of the executive committee is to facilitate the efficient operation of Mayor’s with guidance and direction from the board of directors. The goal is to provide a mechanism that can assist in the operations of Mayor’s, including but not limited to, the supervision of management and the implementation of policies, strategies and programs.
      The executive committee is comprised of at least three members of the board of directors. Vacancies on the committee are filled by majority vote of the board of directors at the next meeting of the board of directors following the occurrence of the vacancy.
      The current members of the executive committee are Filippo Recami, Thomas A. Andruskevich and Elizabeth M. Eveillard. During the fiscal year ended March 26, 2005 the executive committee held 4 meetings.
Compensation of Directors
      Each non-employee director of Mayor’s is entitled to receive an annual fee of $20,000 for serving on Mayor’s board of directors and the audit committee chairperson is entitled to receive an additional annual fee of $10,000. Effective April 20, 2004, the Audit Committee Chairperson is entitled to receive an additional annual fee of $10,000. In addition, in the event Mayor’s forms a special independent committee of directors, the chairperson of such committee shall be entitled to receive $10,000 for his or service and the other members of the committee would each be entitled to receive $5,000 for their service on such committee. The chairperson and other members of the special committee formed to consider the merger with Birks will receive $10,000 and $5,000, respectively. All directors are reimbursed for travel expenses incurred in connection with the performance of their duties as directors.
      In addition, on February 1, 2005, the board of directors of Mayor’s approved a one-time additional cash payment of $10,000 to the chairman of the audit committee and $5,000 to each of the other members of the audit committee for the extraordinary time, effort and services rendered in connection with the recent review of Mayor’s accounting treatment of certain warrants issued to Birks that were later assigned to certain Birks employees who were, or later became, employees of Mayor’s or provided services to Mayor’s, and the concurrent restatement of prior financial statements issued by Mayor’s.
      Each outside director of Mayor’s is granted an option to purchase 20,000 shares of Mayor’s common stock upon election to the board of directors, which vests immediately but is not exercisable for 6 months, and receive an option to purchase 10,000 shares each January 1 thereafter, which vests immediately but are not exercisable for 6 months.
Section 16(a) Beneficial Ownership Reporting Compliance
      Section 16(a) of the Securities Exchange Act of 1934 requires that Mayor’s officers and directors, and persons who own more than ten percent of a registered class of Mayor’s equity securities, file reports of ownership and changes in ownership with the Securities and Exchange Commission. Such reporting persons are required by SEC regulation to furnish Mayor’s with copies of all such reports they file. Based solely on a review of the copies of such reports Mayor’s received, or written representations from certain reporting persons, Mayor’s believes that during the fiscal year ended March 26, 2005, all officers, directors, and greater than ten percent beneficial owners complied with all applicable Section 16(a) filing requirements.
Communication with the Board of Directors and Director Attendance at Annual Meetings
      Mayor’s has a formal policy regarding director attendance at the annual stockholder meetings. Directors are encouraged to attend the annual stockholders meeting, all meetings of the board of directors and all committee meetings of which he/she is a member. If necessary, directors can attend the meeting via teleconference. All of the members of the board of directors attended the 2004 Annual Meeting of Mayor’s Stockholders.
      Mayor’s has a formal policy regarding communications with the board of directors. Stockholders may communicate with the board of directors by writing to the Chairman of the board of directors by mail to 14051 N.W. 14th Street, Suite 200, Sunrise, Florida 33323, by email to tandruskevich@mayors.com, or by fax to (954) 846-2715. Stockholders should include their contact information in the communication. The Chairman will ensure that this communication is delivered to the board of directors or the specified director, as the case may be.
Code of Ethics
      Mayor’s board of directors has adopted a code of ethics that applies to Mayor’s Chief Executive Officer, Chief Financial Officer and Vice President Finance, as required by the Securities and Exchange Commission. The current version of such code of ethics can be found at www.mayors.com.
Executive Compensation
      The following table summarizes the compensation earned for the fiscal years ended March 26, 2005, March 27, 2004 and March 29, 2003, by Mayor’s named executive officers. Where Mayor’s named executive officers received additional compensation during a given fiscal year from Birks, such compensation is not included in the information presented. See “Management of Birks — Executive Compensation.”
Summary Compensation Table

						Long-Term Compensation

		Annual Compensation				Awards			Payouts

					Other	Restricted	Securities
					Annual	Stock	Underlying		LTIP	All Other
	Fiscal				Compensation	Award(s)	Options/SARs		Payouts	Compensation
Name and Principal Position	Year	Salary ($)	Bonus ($)		($)	($)	(#)		($)	($)

Thomas A. Andruskevich	2004	500,000	366,742	(2)	15,000	0	0		0	0
Chairman of the Board,	2003	500,000	265,150	(9)	15,000	0	0		0	0
President and Chief	2002	228,846	55,000		6,343	0	1,500,000	(4)	0	0
Executive Officer(1)
Joseph A. Keifer, III	2004	380,000	146,551	(2)	27,073	0	0		0	0
Chief Operating Officer and	2003	380,000	152,000	(9)	21,242	0	0		0	0
Senior Vice President(5)	2002	173,923	25,000		13,341	0	500,000	(6)	0	0
Marc Weinstein	2004	240,000	101,376	(2)	29,485	0	0		0	0
Chief Administrative Officer	2003	238,462	104,544	(9)	24,790	0	0		0	0
and Senior Vice President	2002	200,000	115,000	(3)	28,580	0	100,000	(7)	0	0
Albert J. Rahm, II	2004	196,539	73,894	(2)	17,253	0	0		0	0
Vice President-Retail	2003	185,000	74,000	(9)	18,405	0	0		0	0
Store Operations	2002	185,000	92,500	(3)	20,209	0	30,000	(8)	0	0
Aida Alvarez	2004	171,539	50,329	(2)	20,297	0	0		0	0
Group Vice President-	2003	159,385	56,000	(9)	24,653	0	0		0	0
Category Management	2002	144,000	72,000	(3)	19,033	0	20,000	(9)	0	0

(1)	Salary for 2002 represents services from October 1, 2002, the date of commencement of employment, to March 29, 2003. Mr. Andruskevich resides in New Jersey but spends a significant amount of time working in Sunrise, Florida in his capacity as President and Chief Executive Officer of Mayor’s. Instead of reimbursing Mr. Andruskevich for hotel accommodation and car rental service in Sunrise, Mayor’s provides Mr. Andruskevich with the non exclusive use of an apartment and an automobile. The apartment and automobile are made available to and utilized by other employees. Mayor’s does not account for these expenses as compensation and Mayor’s has been advised that they are not taxable as benefits to Mr. Andruskevich. Accordingly, the value of these items is not included in the table above.

(2)	The bonuses were earned during the year ended March 26, 2005, but were not paid until June 2005.

(3)	The bonus of these Executive Officers represent specific retention bonuses that were established for these specific key executives in order to incentivize them to remain with Mayor’s during a time of significant uncertainty regarding Mayor’s future.

(4)	Mr. Andruskevich’s stock options were granted on October 1, 2002. In addition to the Mayor’s stock option grants listed herein, Mr. Andruskevich was assigned 1,500,000 warrants by Birks to purchase shares of Mayor’s Common Stock at $0.30 per share, vesting over a 3 year period in 3 equal installments of 500,000 on January 31, 2003, 500,000 on January 31, 2004 and 500,000 on January 31, 2005.

(5)	Salary for 2002 represents service from October 1, 2002, the date of commencement of employment, to March 29, 2003.

(6)	Mr. Keifer’s stock options were granted on October 1, 2002. In addition to the Mayor’s stock option grants listed herein, Mr. Keifer was assigned 500,000 warrants by Birks to purchase shares of Mayor’s Common Stock at $0.30 per share, vesting over a 3 year period in 3 installments: 166,666 on January 31, 2003, 166,666 on January 31, 2004 and 166,608 on January 31, 2005.

(7)	These stock options were granted to Mr. Weinstein as follows: 100,000 on October 1, 2002.

(8)	These stock options were granted to Mr. Rahm as follows: 30,000 on October 1, 2002.

(9)	These stock options were granted to Ms. Alvarez as follows: 20,000 on October 1, 2002.

(10)	The bonuses were earned during the year ended March 27, 2004, but were not paid until June 25, 2004.

Option Grants in Last Fiscal Year
      There were no option grants in the year ended March 26, 2005 other than 80,000 granted to the members of Mayor’s board of directors.

Aggregated Option Exercises In Last Fiscal Year And Year-End Option Values
      The following table provides information about the number of aggregated option exercises during the last fiscal year and value of options held by the Named Executive Officers at March 26, 2005:
Aggregated Option Exercises in Last Fiscal Year
and Fiscal Year-End Option Values

			Number of Securities		Value of Unexercised
	Shares		Underlying Unexercised		In-the-Money Options at
	Acquired on	Value	Options at Fiscal Year-End		Fiscal Year-End ($)
	Exercise	Realized
Name	(#)	($)	Exercisable	Unexercisable	Exercisable	Unexercisable

Thomas A. Andruskevich	0	0	1,500,000	0	$570,000	$0
Joseph A. Keifer, III	0	0	333,333	166,667	127,000	63,000
Marc Weinstein	0	0	253,669	33,333	25,000	13,000
Albert J. Rahm, II	0	0	120,667	10,000	7,600	3,800
Aida Alvarez	0	0	112,666	6,667	5,000	2,500

Equity Compensation Plan Information
      The following table provides information as of March 26, 2005 about shares of Mayor’s Common Stock to be issued upon the exercise of options, warrants and rights under all of Mayor’s existing equity compensation plans:

			(C)
	(A)		Number of Securities
	Number of Securities	(B)	Remaining Available for
	to be Issued	Weighted-Average	Issuance Under Equity
	Upon Exercise of	Exercise Price of	Compensation Plans
	Outstanding Options,	Outstanding Options,	(Excluding Securities
Plan Category	Warrants and Rights	Warrants and Rights	Reflected in Column (A)

Equity Compensation plans approved by Stockholders	10,364,014	$0.76	3,304,523
Equity Compensation plans not approved by Stockholders	0	0	0

Total	10,364,014	$0.76	3,304,523

      Mayor’s has three equity-incentive plans, which are described under “Management of Birks — Equity-incentive Plans.”
Employment Agreements

Thomas A. Andruskevich
      Mayor’s entered into an employment agreement with Thomas A. Andruskevich, effective October 1, 2002, which agreement was amended on June 24, 2004 and February 1, 2005. Under the amended agreement, Mr. Andruskevich serves as the Chairman of the board of directors of Mayor’s, and as President and Chief Executive Officer of Mayor’s for a term continuing until March 31, 2008, unless earlier terminated in accordance with the agreement. His employment agreement allows him to continue his employment with Birks where he has been President and Chief Executive Officer since June, 1996. He receives an annual base salary from Mayor’s of $500,000 and has the opportunity to receive an annual cash bonus based upon the achievement of objective performance criteria, which are set each year by the compensation committee and approved by the board of directors. The amendment provides that Mr. Andruskevich’s base salary will be increased to $600,000 on April 1, 2006, provided his and Mayor’s performance are satisfactory and confirmed by the executive committee and compensation committee at such time. The amendment further provides that his target bonus opportunity will increase annually beginning in Mayor’s fiscal 2005 and that he will receive an additional long-term incentive compensation award. Pursuant to the amendment Mayor’s also granted Mr. Andruskevich 1,000,000 stock appreciation rights with an exercise price of $0.54 on August 9, 2005. The amendment allows Mayor’s to terminate Mr. Andruskevich’s employment with or without cause. In the event Mr. Andruskevich’s employment is terminated without cause or if he resigns for good reason, he will receive his annual base salary and financial planning, health, and dental benefits until March 31, 2008, plus up to an additional 12 months if he is unable to find another suitable employment position. Mr. Andruskevich will also be entitled to a lump sum cash payment equal to the average annual bonus paid to him for any of the 3 fiscal years ending prior to the date of the resignation or termination multiplied by a fraction, the numerator of which is the number of days from the date of resignation or termination until the end of the term, and the denominator of which is 365, plus a lump sum cash payment of $24,000 for disability and life insurance. In the event Mr. Andruskevich’s employment terminates as a result of his death, Mr. Andruskevich is entitled to get all the payments he is entitled to if his employment is terminated without cause or if he resigns for good reason as described above except the lump sum cash payment of $24,000 for disability and life insurance. The amendment prohibits Mr. Andruskevich from competing with Mayor’s in certain markets for a period of twelve (12) months after the termination of the agreement for certain reasons. If Mr. Andruskevich’s employment is terminated without cause or if he resigns for good reason within the two year period following a change of control, Mr. Andruskevich will receive his annual base salary, annual bonus and financial planning, health, and dental benefits for the greater of two (2) years or the unexpired portion of the term plus one year, and Mr. Andruskevich will also be entitled to certain bonus compensation and a lump sum cash payment of $24,000 for disability and life insurance. This agreement, and an additional employment agreement with Birks, will remain in effect following consummation of the merger.

Michael Rabinovitch
      Mayor’s entered into an employment agreement with Michael Rabinovitch, effective August 1, 2005. Under the agreement, Mr. Rabinovitch serves as Senior Vice-President and Chief Financial Officer of Mayor’s. He receives an annual gross base salary of $300,000, subject to annual increases as determined at Mayor’s discretion. Mr. Rabinovitch also receives other compensation and benefits, including an annual performance-based bonus, guaranteed to be a minimum of $75,000 for fiscal 2005, a one-time signing bonus of $35,000, subject to certain continued-employment conditions, eligibility for participation in Mayor’s long-term equity plan and a monthly car and travel expense allowance. Pursuant to the agreement, Mayor’s also granted Mr. Rabinovitch 250,000 stock appreciation rights with an exercise price of $0.54 on August 9, 2005. Mayor’s may terminate the agreement at any time with or without cause. Mr. Rabinovitch may terminate the agreement by giving Mayor’s at least ninety-days written notice. If Mayor’s exercises its right to terminate Mr. Rabinovitch without cause, he will be paid his salary through his termination date, will receive the pro rata share of the bonus to which he would have been entitled for that fiscal year, and will receive his salary for an additional six months. The agreement prohibits Mr. Rabinovitch from competing with Mayor’s for a period of six months after the termination of the agreement.

Joseph A. Keifer, III
      Mayor’s entered into an employment agreement with Joseph A. Keifer, III, effective October 1, 2002. Under the agreement, Mr. Keifer has served as Senior Vice President and Chief Operating Officer of Mayor’s for a term continuing until October 1, 2003, with such term automatically renewing for successive one-year renewal terms unless Mayor’s or Mr. Keifer provides the other with notice of its determination not to renew the agreement. He receives an annual base salary of $380,000 and has the opportunity to receive an annual cash bonus based upon the achievement of certain objective performance criteria, which are set each year by Mayor’s. Each year, the compensation committee will consider Mr. Keifer for an award of stock options. The agreement allows Mayor’s to terminate Mr. Keifer with or without cause. In the event Mr. Keifer’s employment is terminated without cause or if he resigns for good reason, he will receive his annual base salary, financial planning, health, and dental benefits, and automobile allowance for six months following the date of his resignation or termination. Mr. Keifer is also entitled to a pro rata amount of any bonus compensation payable to him for that year. The agreement prohibits Mr. Keifer from competing with Mayor’s for a period of six months after the termination of the agreement.

Marc Weinstein
      Mayor’s entered into an employment agreement with Marc Weinstein, effective October 26, 2001, and amended as of July 19, 2002 and March 31, 2003. Under the agreement, Mr. Weinstein has served as Senior Vice President and Chief Administrative Officer of Mayor’s for a term continuing until October 26, 2003, with such term to automatically renewing for successive one-year renewal terms unless Mayor’s or Mr. Weinstein provides the other with notice of its determination not to renew the agreement. He receives an annual base salary of $240,000 and has the opportunity to receive an annual cash bonus based upon the achievement of objective performance criteria, which are set each year by Mayor’s. Each year, the compensation committee will consider Mr. Weinstein for an award of stock options. The agreement allows Mayor’s to terminate Mr. Weinstein with or without cause. In the event Mr. Weinstein’s employment is terminated without cause, if he resigns for good reason or if Mayor’s fails to renew his employment agreement, he will receive his annual base salary, financial planning, health, and dental benefits, and automobile allowance for one year following the date of his resignation or termination. Mr. Weinstein is also entitled to reimbursement from Mayor’s for reasonable expenses incurred while seeking employment with another employer for one year following his termination or resignation, accelerated vesting of certain stock options, a pro rata amount of any bonus compensation payable to him for that year, and a lump sum cash payment of $10,000 for disability and life insurance. The agreement prohibits Mr. Weinstein from competing with Mayor’s for a period of one year after the termination of the agreement. If Mr. Weinstein’s employment is terminated within the two year period following a change of control, Mr. Weinstein will receive a severance payment equal to two times his annual base salary, financial planning, health, and dental benefits and automobile allowance for a period of two years. Mr. Weinstein will also be entitled to certain bonus compensation and a lump sum cash payment of $20,000 for disability and life insurance.

Albert J. Rahm, II
      Mayor’s entered into an employment agreement with Albert J. Rahm, II, effective May 10, 2001, and amended as of July 19, 2002. Under the agreement, Mr. Rahm initially served as Vice President of Stores for a term continuing until May 10, 2002, with such term to automatically renew for successive one-year renewal terms unless Mayor’s or Mr. Rahm provides the other with notice of its determination not to renew the agreement. Mr Rahm currently serves as Vice President Retail Store Operations. He receives an annual base salary of $200,000 and has the opportunity to receive an annual cash bonus based upon the achievement of objective performance criteria, which are set each year by Mayor’s. The agreement allows Mayor’s to terminate Mr. Rahm with or without cause. In the event Mr. Rahm’s employment is terminated without cause, if he resigns for good reason, or if Mayor’s fails to renew his employment agreement, he will receive his annual base salary, health and dental benefits, and automobile allowance for one year following the date of his resignation or termination. Mr. Rahm is also entitled to reimbursement from Mayor’s for reasonable expenses incurred while seeking employment with another employer for one year following his termination or resignation, accelerated vesting of certain stock options, a pro rata amount of any bonus compensation payable to him for that year, and a lump sum cash payment of $10,000 for disability and life insurance. The agreement prohibits Mr. Rahm from competing with Mayor’s for a period of one year after the termination of the agreement. If Mr. Rahm’s employment is terminated within the two year period following a change of control, Mr. Rahm will receive a severance payment equal to two times his annual base salary, health and dental benefits and automobile allowance for a period of two years. Mr. Rahm will also be entitled to certain bonus compensation and a lump sum cash payment of $10,000 for disability and life insurance.

Aida Alvarez
      Mayor’s entered into an employment agreement with Aida Alvarez, effective May 10, 2001, and amended as of July 19, 2002. Under the agreement, Ms. Alvarez initially served as Vice President Merchandising and Marketing for a term continuing until May 10, 2002, with such term to automatically renew for successive one-year renewal terms unless Mayor’s or Ms. Alvarez provides the other with notice of its determination not to renew the agreement. Ms. Alvarez now serves as Group Vice President Category Management for Mayor’s. She receives an annual base salary of $175,000 and has the opportunity to receive an annual cash bonus based upon the achievement of certain objective performance criteria, which are set each year by Mayor’s. The agreement allows Mayor’s to terminate Ms. Alvarez with or without cause. In the event Ms. Alvarez’s employment is terminated without cause, if she resigns for good reason, or if Mayor’s fails to renew her employment agreement, she will receive her annual base salary, health and dental benefits, and automobile allowance for one year following the date of her resignation or termination. Ms. Alvarez is also entitled to reimbursement from Mayor’s for reasonable expenses incurred while seeking employment with another employer for one year following her termination or resignation, accelerated vesting of certain stock options, a pro rata amount of any bonus compensation payable to her for that year, and a lump sum cash payment of $10,000 for disability and life insurance. The agreement prohibits Ms. Alvarez from competing with Mayor’s for a period of one year after the termination of the agreement. If Ms. Alvarez’s employment is terminated within the two year period following a change of control, Ms. Alvarez will receive a severance payment equal to two times her annual base salary, health and dental benefits and automobile allowance for a period of two years. Ms. Alvarez will also be entitled to certain bonus compensation and a lump sum cash payment of $10,000 for disability and life insurance.

Ten-year Option Repricings
      There were no option repricings for the executive officers of Mayor’s during the fiscal year ended March 26, 2005.
Compensation Committee Interlocks and Insider Participation
      All decisions regarding compensation of Mayor’s executive officers are subject to the review by the compensation committee. The purpose of the compensation committee is to recommend to the board of directors the compensation of the Chief Executive Officer and the other executive officers. Ann Spector Lieff (Chair), Massimo Ferragamo and Emily Berlin, each of whom is an independent, non-employee director of Mayor’s, constitute the compensation committee.
Board of Directors Compensation Committee Report on Executive Compensation
      The compensation committee is responsible for determining compensation levels, including bonuses, for the officers of Mayor’s other than the executive officers, awarding stock options to such officers, and for recommending to the board of directors the cash and equity compensation of Mayor’s executive officers.

Compensation Committee Report on Chief Executive Officer Compensation for Fiscal 2004
      Mr. Andruskevich’s compensation for fiscal 2004 is governed by the terms of an employment agreement effective October 1, 2002, amended June 24, 2004. During fiscal 2004, Mr. Andruskevich’s annual salary was $500,000, and he received an annual discretionary bonus of $366,742. Mr. Andruskevich’s annual salary is established in his employment agreement and subject to increases as determined by the board of directors based upon his performance. In fiscal 2004, Mr. Andruskevich’s target bonus was $300,000 and could have been as high as $450,000. The compensation committee determined Mr. Andruskevich’s bonus for fiscal 2004 according to the level of his achievement of certain performance criteria established by the committee at the beginning of the fiscal year, including the overall financial performance of Mayor’s, specifically, Mayor’s net income (loss), EBITDA and cash flow for fiscal 2004; divisional objectives including, disposal of slow moving inventory and the gross profit of the Bridal and Fine Jewelry division; and Mayor’s success in achieving certain strategic goals in connection with new product sales and integration savings.

Salaries and Benefits
      The committee believes that both the compensation and benefits programs provided for the executive officers is generally competitive with similar organizations within the luxury jewelry and retail industry. In determining the compensation of Mayor’s executive officers, the committee takes into account all factors that it considers relevant, including business conditions in general and Mayor’s performance during the year in light of such conditions, the market compensation for executives of similar background and experience, and the performance of the specific executive officer under consideration and the business area of Mayor’s for which such executive officer is responsible. Regarding Chief Executive Officer compensation, the committee considers many of the same factors looked at for the other executive officers. Some of the key company performance measures that are considered specifically for the Chief Executive Officer are sales, gross profit, overall profitability, cash flow and other key strategic and financial objectives as outlined in Mayor’s Profit and Strategic Plans.

Bonuses
      The committee believes that the cash bonus portion of the executive officers’ compensation, or the “at risk” component, should vary according to the executive officer’s level of responsibility and individual performance and be based upon the overall financial performance of Mayor’s. The committee believes that this portion of the executive officer’s compensation is critical in order to ensure that such executive officer’s interests are aligned with the interests of the stockholders of Mayor’s. At the present time, the bonus targets for executive officers range from 5% to 60% of their respective base annual salary. For example, most management bonuses are paid out at 75% of target if 100% of the annual planned earnings before taxes is achieved, 100% of target if 125% of the annual planned earnings before taxes is achieved and a maximum 110% of target if 135% of the annual planned earnings before taxes is achieved.

Stock Options
      Executive officers may be granted options to purchase Mayor’s common stock or other equity-based incentives on an annual basis. It is believed that providing this type of incentive, one which links a portion of the executive officer’s compensation to the long-term interests of the stockholders, is a valuable consideration and will create an even greater focus on the part of the executive officers to balance short and long-term decision making.
      The amount of the grants take into consideration such factors as the executive officer’s level of responsibility, their level of performance and contribution to Mayor’s results and their potential for growth and ongoing contribution within Mayor’s.

Ann Spector Lieff (Chair)
Massimo Ferragamo
Emily Berlin

Performance Graph
      The following graph compares the five-year cumulative total shareholder return on Mayor’s common stock, with the cumulative total stockholder return of the companies comprising the NASDAQ Stock Market (“NASDAQ”) Market Value Stock Index and the total stockholder return of a peer group of companies comprising the S&P Specialty Stores Index. Mayor’s will provide stockholders, upon request, with a list of companies included in the S&P Specialty Stores Index. The graph assumes an initial investment of $100 and reinvestment of all dividends.
COMPARISON OF 62 MONTH CUMULATIVE TOTAL RETURN*
AMONG MAYOR’S JEWELERS, INC., THE AMEX MARKET VALUE (U.S. & FOREIGN) INDEX
AND THE S & P SPECIALTY STORES INDEX

*	$100 invested on 1/31/00 in stock or index-including reinvestment of dividends. Indexes calculated on month-end basis.
Copyright© 2002, Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. All rights reserved. www.researchdatagroup.com/S&P.htm
Comparison of 62 month cumulative total returns

		For the Fiscal Year Ended,

	Base	February 3,	February 2,	March 29,	March 27,	March 26,
Company/Index	Date*	2001	2002	2003	2004	2005

Mayor’s	$100	$121.74	$41.39	$8.70	$25.39	$22.96

NASDAQ Stock Market	$100	$69.82	$44.22	$24.28	$42.45	$41.18

S&P Specialty Stores Index	$100	$113.40	$142.20	$123.01	$170.12	$184.60

*	Reflects $100 invested in Mayor’s common stock and in each index, including reinvestment of dividends, January 31, 2000.

OWNERSHIP OF MAYOR’S VOTING SECURITIES
      The following table sets forth certain information with respect to beneficial ownership of Mayor’s common stock as of June 10, 2005, by: (i) each person known to Mayor’s to beneficially own more than 5% of the common stock; (ii) Mayor’s Named Executive Officers (as defined below) and directors; and (iii) all directors and executive officers of Mayor’s as a group. The calculation of the percentage of outstanding shares is based on 36,991,592 shares outstanding on June 10, 2005, adjusted, where appropriate, for shares of stock beneficially owned but not yet issued. Named Executive Officers means Mayor’s Chief Executive Officer and the four other highest paid Executive Officers of Mayor’s during the fiscal year ended March 26, 2005. Except as otherwise indicated, each stockholder named has sole voting and investment power with respect to such stockholder’s shares.

		Percentage of
Name and Address(1) of	Number of Shares	Outstanding
Beneficial Owner(2)	Beneficially Owned	Shares

Thomas A. Andruskevich(3)	3,009,018	7.5%

Aida Alvarez(4)	112,666	*

Emily Berlin(5)	550,000	1.5%

Elizabeth M. Eveillard(6)	1,140,000	3.1%

Massimo Ferragamo(7)	50,000	*

Joseph A. Keifer, III(8)	843,339	2.2%

Judith MacDonald(9)	40,000	*

Ann Spector Lieff(10)	100,000	*

Stephen M. Knopik(11)	40,000	*

Filippo Recami(12)	1,559,018	4.0%

Albert J. Rahm, II(13)	120,667	*

Dr. Lorenzo Rossi di Montelera(14)	68,053,673	75.8%

Marc Weinstein(15)	254,019	*

All executive officers and directors as a Group (13 persons)(16)	75,872,400	80.8%

5% Stockholders:(17)
Henry Birks & Sons Inc.(18)	68,053,673	75.8%
1240 Phillips Square
Montreal, Quebec, Canada H3B 3H4

Eliahu Ben-Shmuel(19)	1,840,101	5.0%
16300 N.E. 19th Avenue, Suite 206
Miami Beach, Florida 33162

*	Less than 1 percent

(1)	Unless otherwise provided, the address for each “Beneficial Owner” is 14051 N.W. 14th Street, Suite 200, Sunrise, Florida 33323.

(2)	Unless otherwise noted, each person has sole voting and investment power over the shares listed opposite his or her name.

(3)	Includes options to purchase 1,500,000 shares of Mayor’s common stock which are currently exercisable or exercisable within 60 days and warrants to purchase 1,509,018 shares of Mayor’s common stock at $0.29 per share.

(4)	Includes options to purchase 112,666 shares of Mayor’s common stock which are currently exercisable or exercisable within 60 days.

(5)	Includes 500,000 shares of Mayor’s common stock and options to purchase 50,000 shares of Mayor’s common stock which are currently exercisable or exercisable within 60 days.

(6)	Includes options to purchase 50,000 shares of Mayor’s common stock which are currently exercisable or exercisable within 60 days, 90,000 shares held of record and 1,000,000 shares in which Mrs. Eveillard has an indirect ownership interest through her husband.

(7)	Includes options to purchase 50,000 shares of Mayor’s common stock which are currently exercisable or exercisable within 60 days.

(8)	Includes options to purchase 333,333 shares of Mayor’s common stock which are currently exercisable or exercisable within 60 days, warrants to purchase 503,006 shares of Mayor’s common stock at $0.29 per share, and 7,000 shares in which Mr. Keifer has an indirect ownership interest.

(9)	Includes options to purchase 40,000 shares of Mayor’s common stock which are currently exercisable or exercisable within 60 days.

(10)	Includes 50,000 shares of Mayor’s common stock and options to purchase 50,000 shares of Mayor’s common stock which are currently exercisable or exercisable within 60 days.

(11)	Includes options to purchase 40,000 shares of Mayor’s common stock which are currently exercisable or exercisable within 60 days.

(12)	Includes warrants to purchase 1,509,018 shares of Mayor’s common stock at $0.29 per share and options to purchase 50,000 shares of Mayor’s common stock which are currently exercisable or exercisable within 60 days.

(13)	Includes options to purchase 120,667 shares of Mayor’s common stock which are currently exercisable or exercisable within 60 days.

(14)	Includes beneficial indirect ownership of Birks, which holds warrants to purchase 901,151 shares of Mayor’s common stock at $0.29 per share, 51,499,525 shares of common stock if the Mayor’s preferred stock is converted, 15,602,997 shares held of record and direct ownership of options to purchase 50,000 shares of Mayor’s common stock which are currently exercisable or exercisable within 60 days. Dr. Rossi resigned as a director of Mayor’s effective June 1, 2005.

(15)	Includes 350 shares of Mayor’s common stock and options to purchase 253,669 shares of Mayor’s common stock which are currently exercisable or exercisable within 60 days.

(16)	Includes 2,700,335 shares issuable upon the exercise of stock options for all executive officers and directors, 1,557,350 shares in which the directors and executive officers have an indirect beneficial ownership interest, 90,000 shares, warrants to purchase 3,521,042 shares of Mayor’s common stock at $0.29 per share, as well as the beneficial indirect ownership through Birks of 288,517, 306,317 and 306,317 warrants to purchase shares of Mayor’s common stock at $0.29, $0.34 and $0.39 per share, respectively, 51,499,525 shares of Mayor’s common stock if the Mayor’s preferred stock is converted and 15,602,997 shares.

(17)	Lawndale Capital Management, LLC, 591 Redwood Highway # 2345, Mill Valley, California 94941, has advised Mayor’s that it has recently acquired additional shares of Mayor’s common stock and as of October 13, 2005 beneficially owned 1,859,350 shares, which represented 5.03% of the outstanding shares of Mayor’s common stock. Lawndale Capital Management, LLC has also advised Mayor’s that it intends to file a Schedule 13D stating its share ownership. Mayor’s has been advised that Andrew Shapiro, President of Lawndale Capital Management, LLC, exercises voting and investment control over the securities held of record by Lawndale Capital Management, LLC.

(18)	Includes direct ownership of warrants to purchase 901,151 shares of Mayor’s common stock at $0.29 per share and 51,499,525 shares of Mayor’s common stock if the Mayor’s preferred stock is converted and 15,602,997 shares. As of March 26, 2005, Birks was indirectly controlled by Dr. Lorenzo Rossi di Montelera through indirect ownership of Regaluxe Investments Sarl and its affiliates.

(19)	Includes all shares held by Eliahu Ben-Shmuel, E.P. Family Partners, Hay Foundation and Tropical Time, Inc. as reported in its Schedule 13D dated as of September 21, 2001.
      Birks currently owns 15,602,997 shares of Mayor’s common stock and 15,050 shares of Mayor’s preferred stock convertible into 51,499,525 shares of Mayor’s common stock. Birks has pledged all 15,602,997 shares of Mayor’s common stock and 15,050 shares of Mayor’s preferred stock as security for certain promissory notes. In an event of default of such pledge, there may be a change in control of the voting and dispositive power over such preferred stock and therefore a change of control over Mayor’s.
LEGAL MATTERS
      Shearman & Sterling LLP, Toronto, Canada, is acting as U.S. counsel to Birks in connection with certain U.S. legal matters related to the merger. The legality of the issuance of Birks Class A voting shares offered hereby will be passed upon for Birks by Stikeman Elliott LLP, Montreal, Canada, Canadian counsel to Birks. Certain legal matters relating to U.S. law will be passed upon for Mayor’s by Holland & Knight LLP, Miami, Florida, U.S. counsel to Mayor’s. Holland & Knight LLP will also deliver an opinion to Mayor’s concerning the U.S. federal income tax consequences of the merger.
EXPERTS
      The consolidated financial statements of Henry Birks & Sons Inc. and subsidiaries as of March 26, 2005 and March 27, 2004 and for the years ended March 26, 2005, March 27, 2004 and March 29, 2003 have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing.
      The consolidated financial statements and schedule of Mayor’s Jewelers, Inc. and subsidiaries as of March 26, 2005 and March 27, 2004 and for the years ended March 26, 2005 and March 27, 2004 have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing.
      The consolidated financial statements and schedule of Mayor’s Jewelers, Inc. and subsidiaries for the fiscal year ended March 29, 2003 included in this proxy statement/ prospectus have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
STOCKHOLDER PROPOSALS
      In order to have been considered for inclusion in Mayor’s proxy statement for the meeting, stockholder proposals must have been received at Mayor’s principal executive offices at 14051 N.W. 14th Street, Suite 200, Sunrise, Florida 33323, by February 26, 2005 and otherwise comply with the requirements of Rule 14a-8 under the Exchange Act. In addition, for business to be properly brought before Mayor’s 2006 annual meeting of stockholders (other than stockholder proposals submitted pursuant to Rule 14a-8 of the Exchange Act), should such a meeting take place, stockholders must give notice of the proposed business to the Secretary of Mayor’s at Mayor’s principal executive offices not less than 90 days nor more than 120 days prior to the date of the first anniversary date of the this year’s annual meeting. If the date of Mayor’s annual meeting is advanced or delayed by more than 30 days, stockholders must give notice of the proposed business to the Secretary of Mayor’s at Mayor’s principal executive offices not earlier than 120 days prior to the annual meeting and not later than the close of business on the later of the ninetieth day prior to the annual meeting or the tenth day following the first public announcement of the date of the annual meeting. Such notice must include a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder, the stockholder’s name and address and the class and the number of shares of Mayor’s which are owned beneficially and of record by such stockholder.

ENFORCEABILITY OF CIVIL LIABILITIES
      Birks is a corporation governed by the Canada Business Corporation Act. A substantial portion of Birks’ assets are located outside the United States, and some of Birks’ directors and officers and the experts named in this proxy statement/ prospectus are residents outside of the United States. As a result, it may be difficult for investors to effect service within the United States upon Birks and those directors, officers and experts, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of Birks and such directors, officers or experts under the United States federal securities laws. There is doubt as to the enforceability in Canada by a court in original actions, or in actions to enforce judgments of United States courts, of the civil liabilities predicated upon the United States federal securities laws.
WHERE YOU CAN FIND MORE INFORMATION
      Birks filed a registration statement on Form F-4 (together with all amendments and supplements thereto) with the SEC under the United States Securities Act of 1933, as amended, to register the Birks Class A voting shares to be issued pursuant to the merger. This proxy statement/ prospectus is a part of that registration statement, and constitutes a prospectus of Birks, as well as being a proxy statement of Mayor’s. As allowed by the SEC rules, this proxy statement/ prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement. For further information with respect to Birks, Mayor’s, the merger and the Birks Class A voting shares to be issued pursuant to the merger, reference is made to the registration statement and to the exhibits filed therewith. Statements contained in this proxy statement/ prospectus as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the registration statement. Each such statement is qualified in its entirety by such reference. The registration statement and the exhibits can be inspected and copied at SEC’s Public Reference Room or through the SEC’s website referred to below.
      At the time of the merger, Birks will be subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended, the Exchange Act, and in accordance therewith will file reports and other information with the SEC. As a foreign private issuer, Birks is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders. Because Birks is a foreign private issuer, Birks, its directors and its officers are also exempt from the shortswing profit recovery and disclosure regime of Section 16 of the Exchange Act. Birks’ reports and other information filed with the SEC can be inspected and copied at the SEC’s Public Reference Room, Room 5080, Station Place, 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. You may also retrieve these materials at the SEC’s website at http://www.sec.gov. Mayor’s is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information filed by Mayor’s may be inspected and copied at the SEC’s Public Reference Room or through the SEC’s website referred to above.
      Neither Birks nor Mayor’s has authorized anyone to give any information or make any representation about the merger that is different from, or in addition to, that contained in this proxy statement/ prospectus or in any of the materials that are incorporated by reference into this proxy statement/ prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/ prospectus are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/ prospectus does not extend to you. The information contained in this proxy statement/ prospectus speaks only as of the date of this document unless the information specifically indicates that another date applies.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors
Henry Birks & Sons Inc.
      We have audited the accompanying consolidated balance sheets of Henry Birks & Sons Inc. and subsidiaries as of March 26, 2005 and March 27, 2004, and the related consolidated statements of operations, stockholders’ equity and comprehensive income, and cash flows for the years ended March 26, 2005, March 27, 2004 and March 29, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Henry Birks & Sons Inc. and subsidiaries as of March 26, 2005 and March 27, 2004 and the results of their operations and their cash flows for the years ended March 26, 2005, March 27, 2004 and March 29, 2003 in conformity with US generally accepted accounting principles.

Chartered Accountants
Montréal, Canada
July 4, 2005
KPMG, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

HENRY BIRKS & SONS INC. AND SUBSIDIARIES
Consolidated Balance Sheets
March 26, 2005 and March 27, 2004

	2005	2004

	(Amounts shown in
	thousands of US dollars)
ASSETS
Current assets:
Cash and cash equivalents	$1,762	$1,656
Accounts receivable (net of allowance for doubtful accounts of $1,015; 2004 - $1,086) (note 4)	9,805	8,272
Inventories (note 5)	136,999	134,422
Other current assets	2,951	3,162

Total current assets	151,517	147,512
Property and equipment, net (note 6)	30,117	29,108
Goodwill	15,463	15,365
Intangible assets, net of accumulated amortization of $35 (2004 - $17)	262	216
Other assets	2,362	1,179

Total assets	$199,721	$193,380

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Bank indebtedness (note 7)	$74,254	$70,262
Accounts payable	22,571	21,220
Accrued liabilities	11,665	11,409
Other taxes payable	3,633	6,177
Loans for leasehold improvements and term loans (note 8)	1,262	2,725
Current portion of long-term debt (note 9)	3,076	989

Total current liabilities	116,461	112,782
Long-term debt (note 9)	28,555	28,563
Convertible notes (note 10)	5,000	5,000
Other long-term liabilities	4,456	4,797
Minority interest	1	1

Total liabilities	154,473	151,143
Convertible preferred stock (note 16)	5,050	10,050
Stockholders’ equity:
Common stock (note 16)	36,364	31,405
Additional paid-in capital	16,867	15,518
Accumulated deficit	(13,760)	(14,927)
Accumulated other comprehensive income	727	191

Total stockholders’ equity	40,198	32,187
Commitments and contingencies (notes 17 and 18)

Total liabilities and stockholders’ equity	$199,721	$193,380

See accompanying notes to consolidated financial statements.

HENRY BIRKS AND SONS INC. AND SUBSIDIARIES
Consolidated Statements of Operations
Years ended March 26, 2005, March 27, 2004 and March 29, 2003

	2005	2004	2003

	(Amounts shown in thousands of
	US dollars)
Net sales	$239,301	$216,256	$151,312
Cost of sales, including depreciation of $440, $307 and $220	130,037	118,861	83,698

Gross profit	109,264	97,395	67,614
Selling, general and administrative expenses (including non-cash compensation expense of $599, $1,745 and $66)	95,764	93,638	63,890
Depreciation and amortization	4,749	4,312	3,256
Other items	(1,181)	338	(210)

Total operating expenses	99,332	98,288	66,936

Operating income (loss)	9,932	(893)	678
Other expenses (income):
Interest on long-term debt	2,906	2,858	2,448
Interest and other financial costs	5,759	5,312	3,486
(Gain) loss on sale of Mayor’s common shares	(232)	176	—
Loss on disposal of Mayor’s warrants	332	334	312
Interest and other income	—	(184)	(389)

	8,765	8,496	5,857

Income (loss) from continuing operations before income tax, minority interest, discontinued operations and extraordinary item	1,167	(9,389)	(5,179)
Income tax benefit	—	—	991

Income (loss) from continuing operations before minority interest, discontinued operations and extraordinary item	1,167	(9,389)	(4,188)
Minority interest in loss of subsidiary (note 2)	—	7,175	8,071

Income (loss) from continuing operations before discontinued operations and extraordinary item	1,167	(2,214)	3,883
Loss from discontinued operations, net of income tax of nil (note 12)	—	—	(828)

Income (loss) before extraordinary item	1,167	(2,214)	3,055
Extraordinary gain, net of income tax of nil (note 2)	—	—	9,042

Net income (loss) attributable to common stockholders	$1,167	$(2,214)	$12,097

See accompanying notes to consolidated financial statements.

HENRY BIRKS AND SONS INC. AND SUBSIDIARIES
Consolidated Statements of Stockholders’ Equity and Comprehensive Income
Years ended March 26, 2005, March 27, 2004 and March 29, 2003

	Voting				Accumulated
	Common	Voting	Additional		Other
	Stock	Common	Paid-in		Comprehensive
	Outstanding	Stock	Capital	Deficit	Income (Loss)	Total

	(Amounts shown in thousands of US dollars)
Balance at March 30, 2002	6,313,308	$31,405	$356	$(23,743)	$(465)	$7,553
Net income	—	—	—	12,097	—	12,097
Cumulative translation adjustment	—	—	—	—	317	317

Total comprehensive income	—	—	—	—	—	12,414
Compensation resulting from warrants granted to management	—	—	312	—	—	312
Purchase accounting adjustment	—	—	—	(1,067)	—	(1,067)
Stock options granted to management and non-employees	—	—	66	—	—	66

Balance at March 29, 2003	6,313,308	31,405	734	(12,713)	(148)	19,278
Net loss	—	—	—	(2,214)	—	(2,214)
Cumulative translation adjustment	—	—	—	—	339	339

Total comprehensive loss	—	—	—	—	—	(1,875)
Compensation resulting from warrants granted to management	—	—	1,070	—	—	1,070
Exercise of Mayor’s warrants, purchase accounting (note 2)	—	—	13,292	—	—	13,292
Stock options granted to a lender	—	—	331	—	—	331
Compensation resulting from sale of shares to related parties	—	—	88	—	—	88
Stock options granted to management and non-employees	—	—	3	—	—	3

Balance at March 27, 2004	6,313,308	31,405	15,518	(14,927)	191	32,187
Net income	—	—	—	1,167	—	1,167
Cumulative translation adjustment	—	—	—	—	536	536

Total comprehensive income	—	—	—	—	—	1,703
Compensation resulting from warrants granted to management	—	—	278	—	—	278
Compensation resulting from sale of shares to related parties	—	—	135	—	—	135
Stock options granted to management and non-employees	—	—	550	—	—	550
Stock options granted to a lender	—	—	419	—	—	419
Repurchase of shares	(10,290)	(41)	(33)	—	—	(74)
Conversion of common and preferred shares (note 16(b))	995,526	5,000	—	—	—	5,000

Balance at March 26, 2005	7,298,544	$36,364	$16,867	$(13,760)	$727	$40,198

See accompanying notes to consolidated financial statements.

HENRY BIRKS & SONS INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years ended March 26, 2005, March 27, 2004 and March 29, 2003

	2005	2004	2003

	(Amounts shown in thousands of
	US dollars)
Cash flows from operating activities:
Net income (loss)	$1,167	$(2,214)	$12,097
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Extraordinary gain	—	—	(9,042)
Minority interest in loss of subsidiary	—	(7,175)	(8,071)
Depreciation and amortization	5,172	4,611	3,473
Amortization of debt costs	688	484	193
Amortization of intangible assets	17	8	3
Unrealized foreign exchange gain on convertible notes	(401)	(552)	(314)
Loss on disposal of private label credit card receivables	—	—	412
Loss on disposal of warrants	332	334	312
Non-cash compensation expense	957	1,745	66
Net proceeds from sale of private label credit cards	—	—	12,147
(Gain) loss on sale of Mayor’s shares	(232)	176	—
Gain on sale of property and equipment	(114)	(66)	—
Write-off of leasehold improvements	127	—	—
Accretion of interest on sale-leaseback obligation	65	128	121
(Increase) decrease in:
Accounts receivable	(1,338)	464	(1,505)
Inventories	1,994	(3,065)	(13,655)
Other current assets	374	1,935	(993)
Increase (decrease) in:
Accrued liabilities and other long-term liabilities	(54)	1,881	(7,807)
Accounts payable	470	(1,651)	1,658
Other taxes payable	(2,869)	(66)	472

Net cash provided by (used in) continuing operations	6,355	(3,023)	(10,433)
Loss from discontinued operations	—	—	828
Net cash used in discontinued operations	—	(527)	(408)

Net cash provided by (used in) operations	6,355	(3,550)	(10,013)
Cash flows from investing activities:
Additions to property and equipment	(3,679)	(3,749)	(4,008)
Additions to intangible assets	(58)	(14)	(4)
Additions to other assets	(1,725)	(364)	(79)
Costs of acquisition of subsidiary	—	—	(449)
Net proceeds from sale of property and equipment	190	74	—
Net proceeds from disposal of Mayor’s shares	349	484	—

Net cash used in investing activities	(4,923)	(3,569)	(4,540)

HENRY BIRKS & SONS INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows — (Continued)

	2005	2004	2003

	(Amounts shown in thousands of
	US dollars)
Cash flows from financing activities:
Increase (decrease) in bank indebtedness	$737	$(1,453)	$4,178
Proceeds from loans for leasehold improvements and term loans	—	—	630
Repayment of loans for leasehold improvements and term loans	(1,604)	(1,701)	(1,488)
Repayment of obligations under capital leases	(241)	(305)	(207)
Repurchase of capital stock	(74)	—	—
Proceeds from employee stock plans	16	—	—
Proceeds from issuance of preferred shares	—	—	10,050
Proceeds from issuance of convertible notes	—	—	5,000
Repayment of long-term debt	(672)	(4,026)	—
Repayment of loan payable to shareholder	(168)	(152)	(133)
Proceeds from long-term debt	99	5,175	—
Net increase (decrease) in borrowings under line of credit of Mayor’s	496	9,722	(3,296)

Net cash (used in) provided by financing activities	(1,411)	7,260	14,734
Effect of exchange rate on cash	85	33	37

Net increase in cash and cash equivalents	106	174	218
Cash of subsidiary acquired	—	—	752
Cash and cash equivalents, beginning of year	1,656	1,482	512

Cash and cash equivalents, end of year	$1,762	$1,656	$1,482

Supplemental disclosure of cash flow information:
Interest paid	$7,563	$8,187	$5,344
Non-cash transactions from investing activities:
Property and equipment additions acquired through capital leases	1,600	372	156
Property and equipment additions included in accounts payable and accrued liabilities	9	664	632

See accompanying notes to consolidated financial statements.

HENRY BIRKS & SONS INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years ended March 26, 2005, March 27, 2004 and March 29, 2003
      Henry Birks & Sons Inc. (the “Company”) was incorporated under the Canada Business Corporations Act. The principal business activities of the Company and its subsidiaries are the manufacture and retail of fine jewelry, timepieces and giftware.
      The Company’s consolidated financial statements are prepared on a 52/53-week retail fiscal year basis as follows: fifty-two weeks ended March 26, 2005,fifty-two weeks ended March 27, 2004 and fifty-two weeks ended March 29, 2003.

1.	Basis of presentation:
      These consolidated financial statements include the accounts of the Canadian parent company (“Birks”) and its wholly-owned subsidiary, Henry Birks & Sons US Inc., and its subsidiary through control, Mayor’s Jewelers Inc. (“Mayor’s”), a publicly traded company on the American Stock Exchange. All significant intercompany accounts and transactions have been eliminated in the consolidation.

2.	Acquisition of subsidiary:
      On August 20, 2002, the Company made an investment of $15,050,000 in Mayor’s. The investment consisted of 15,050 shares of Series A convertible voting preferred stock (Series A preferred), convertible into 3,333.33 shares of common stock for each share of $1,000 preferred stock with an allocated fair value of $11,250,000 at the acquisition date. The Company also received 37,273,787 warrants to purchase common stock as follows: one third at $0.30, one third at $0.35 and one third at $0.40. A fair value of $3,800,000 has been allocated to the warrants. The preferred stock carried an annual cumulative dividend of $95 per share, with dividends cumulative through October 15, 2004 to remain unpaid until January 15, 2005 and payable quarterly in arrears on January 15, April 15, July 15 and October 15 of each year, if declared by Mayor’s Board of Directors. Additionally, the preferred stock and the warrants contained anti-dilution provisions which provide for the increase in the number of warrants and preferred shares and have potential to decrease the exercise price of the warrants and are triggered each time Mayor’s issues common stock, options or other securities.
      At the investment date, the conversion of the preferred stock would have given the Company a 71.9% equity interest in the common stock of Mayor’s. The Company also obtained the right to elect a majority of the Board of Directors of Mayor’s. The Company has voting control and therefore consolidates the accounts of Mayor’s using the purchase method of accounting. The results of operations of Mayor’s are included in the consolidated results of the Company from the date of acquisition. As the preferred stock is non-participating, the net loss of Mayor’s is allocated to minority interest until the shares are converted into participating common shares or the minority interest is reduced to nil.
      The purchase of 71.9% voting interest in Mayor’s was accounted for by the purchase method. The excess of 71.9% of the net book value of Mayor’s over the fair value assigned to the preferred shares, amounting to $21,249,000, has been classified as negative goodwill. Such negative goodwill has been accounted for by reducing property and equipment by $12,207,000 with the balance of $9,042,000 recorded as an extraordinary gain. The favorable purchase price reflected Mayor’s poor financial condition at the date of the investment.

HENRY BIRKS & SONS INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
      The Company allocated the consideration paid to the net assets of Mayor’s as at August 20, 2002 as follows:

(Amounts in 000’s)
Current assets:
Inventories	$48,700
Other	17,800

66,500
Property and equipment	12,207
Other	593

79,300
Less current liabilities	(40,922)
Other liabilities	(2,700)

(43,622)

35,678
Deduct 71.9% of the fair value assigned to the warrants	(2,730)

32,948
Consideration paid including expenses of $449	(11,699)

Negative goodwill	$21,249

The negative goodwill has been accounted for as follows:
Property and equipment written down	$12,207
Extraordinary gain	9,042

$21,249

      The negative goodwill credited to property and equipment resulted in a reduction of consolidated depreciation and amortization expense for the year ended March 26, 2005, of $1,673,000 (2004 - $2,075,000; 2003 - $1,228,000).
      On November 6, 2003, the Company exercised 32,523,787 of the warrants on a cashless basis based on an average market price of $0.77, as defined in the warrant agreements. The exercise of the cashless feature resulted in the acquisition of 17,352,997 shares of common stock and the forfeiture of 15,170,790 warrants. As a result of this transaction, the Company acquired an additional 5.6% voting interest in Mayor’s common stock increasing its voting control to 77.5% which it accounted for using the purchase method of accounting. This also increased its equity interest to 46.9%. The fair value of the consideration paid of $13,292,000 was determined based on the market price of the shares received by Birks.

HENRY BIRKS & SONS INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
      The Company allocated the purchase price to the net assets of Mayor’s as of November 6, 2003 as follows:

(Amounts in 000’s)
Current assets:
Inventories	$5,100
Other	500

5,600
Property and equipment	800
Goodwill	13,124
Trade name and trademarks	168

19,692
Less current liabilities	(5,500)
Other liabilities	(900)

(6,400)

Consideration paid	$13,292

      In February 2004, the Company negotiated the early payment of the cumulative dividends on the Series A preferred stock of Mayor’s earned by the Company through February 28, 2004, resulting in intercompany dividend income to the Company of $1,880,000, net of certain incremental costs incurred by Mayor’s, but paid for by the Company, related to its early dividend payment. These costs of $338,000 are included in other items in the consolidated statement of operations. The dividend income has been eliminated on consolidation, which resulted in increasing the minority interest in loss of subsidiary in the prior years by approximately $1,385,000 ($511,000 in 2004 and $874,000 in 2003). As a concession for the early dividend payment, the Company has agreed to reduce its entitlement to all future dividends from $95 per share to $80 per share and to waive the dividend for one year on the preferred stock. To effect the transaction, the Company exchanged its shares of Series A preferred stock of Mayor’s to a newly created Series A-1 convertible preferred stock (Series A-1 preferred) of Mayor’s which are substantially identical to the Series A preferred with the exception of certain changes, primarily related to the provisions regarding the payment of dividends, future dividend rates and the conversion rate.
      On March 22, 2004, the Company sold 1,000,000 shares of Mayor’s common stock at $0.50 per share in a private placement sale to Jean-Marie Eveillard, the husband of Elizabeth Eveillard, a director of Mayor’s. The sale of stock resulted in non-cash compensation expense of $200,000, which represented the difference between the market value of the stock and the selling price at the date of the sale and was recorded in selling, general and administrative expenses in 2004. Additionally, the sale of stock resulted in a decrease in the Company’s voting control of Mayor’s of 1.2%.
      On June 15, 2004, Birks sold 500,000 and 250,000 shares of Mayor’s common stock to Emily Berlin, a director of Mayor’s, and Randolph Dirth, a consultant of Birks who later became an employee of Birks, respectively, for $0.50 per share in a private placement sale. The sale of the 750,000 shares of common stock resulted in non-cash compensation expense of $135,000, recorded by Mayor’s which represented the difference between the market value of the stock and the selling price at the date of the sale, which is included in selling, general and administrative expenses in the 2005 consolidated statement of operations. Additionally, the sale of stock resulted in a decrease in the Company’s voting control of Mayor’s of 0.8%.
      As of March 26, 2005, the Series A-1 preferred of Mayor’s are convertible into 51,499,525 shares of common stock of Mayor’s which amount includes adjustments for the anti-dilution provision of the

HENRY BIRKS & SONS INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
Series A-1 preferred. If the preferred stock of Mayor’s were converted to common stock on March 26, 2005, Birks would own approximately 75.8% of the outstanding common stock of Mayor’s.
      As of March 26, 2005, Birks had 288,517, 306,317 and 306,317 warrants of Mayor’s exercisable at $0.29, $0.34 and $0.39, respectively, including adjustments for the anti-dilution provisions, as described above.

3.	Significant accounting policies:

(a)	Revenue recognition:
      Sales are recognized at the point of sale when merchandise is taken or shipped to a customer. Shipping and handling fees billed to customers are included in net sales. Revenues for gift certificate sales and store credits are recognized upon redemption. Prior to recognition as a sale, gift certificates are recorded as accrued liabilities on the balance sheet. Certificates outstanding for more than 24 months and not subject to unclaimed property laws are recorded as income. Certificates outstanding for more than 24 months and subject to unclaimed property laws are maintained as accrued liabilities until remitted in accordance with local ordinance. Sales of consignment merchandise are recognized at such time as the merchandise is sold and are recorded on a gross basis because the Company is the primary obligor of the transaction, has general latitude on setting the price, has discretion as to the suppliers, is involved in the selection of the product and has inventory loss risk. Sales are reported net of returns. The Company generally gives its customers the right to return merchandise purchased by them from 10 to 30 days and records a provision at the time of sale for the effect of the estimated returns. Revenues for repair services are recognized when the service is rendered.

(b)	Cost of sales:
      Cost of sales includes direct inbound freight, direct labor related to repair services, design and creative, the jewelry studio, inventory shrink, inventory thefts, and boxes (jewelry, watch and giftware). Indirect freight including inter-store transfers, purchasing and receiving costs, distribution costs, warehousing costs and quality control costs are included in selling, general and administrative expenses. Purchase discounts are recorded as a reduction of inventory cost and are recorded to cost of sales as the items are sold. Mark down dollars received from vendors are recorded as a reduction of inventory costs to the specific items to which they apply and are recognized in cost of sales once the items are sold. Other vendor allowances, primarily related to the achievement of certain milestones, are infrequent and insignificant and are recognized upon achievement of the specified milestone in cost of sales.

(c)	Cash and cash equivalents:
      The Company considers all highly liquid investments purchased with original maturities of three months or less and amounts receivable from external credit card issuers to be cash equivalents. Amounts receivable from credit card issuers are typically converted to cash within 2 to 4 days of the original sales transaction. These amounts totaled $1.6 million and $1.5 million as of March 26, 2005 and March 27, 2004, respectively.

(d)	Accounts receivable:
      Accounts receivable arise primarily from customers’ use of the Mayor’s credit card and sales to Birks corporate customers. Several installment sales plans are offered to the Mayor’s credit card holders which vary as to repayment terms and finance charges assessed. Finance charges, when applicable, accrue at rates ranging from 9.9% to 18% per annum. Finance charge income was $0.2 million for the year ended March 26, 2005, $0.3 million for the year ended March 27, 2004 and $1.5 million for the year ended March 29, 2003, and is recorded in net sales. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments.

HENRY BIRKS & SONS INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

(e)	Inventories:
      Retail inventories and inventories of raw materials are valued at the lower of average cost or net realizable value. Inventories of work in progress and Company manufactured finished goods are valued at the lower of average cost (which includes material, labour and overhead costs) or net realizable value.
      The Company records provisions for lower of cost or market, damaged goods, and slow-moving inventory. The cost of inbound freight is included in the carrying value of the inventories.

(f)	Property and equipment:
      Property and equipment are recorded at cost. Maintenance and repair costs are charged to selling, general and administrative expenses as incurred, while expenditures for major renewals and improvements are capitalized. Depreciation and amortization are computed using the straight-line method based on the estimated useful lives of the assets as follows:

Asset	Period

Building	20 years
Leasehold improvements	Lower of term of the
lease or the useful life of asset
Software	3-7 years
Electronic equipment	3-10 years
Molds	5-25 years
Furniture and fixtures	5-8 years
Manufacturing equipment	8 years
Automobiles and trucks	3 years

(g)	Goodwill and intangible assets:
      The Company reassesses the value of goodwill on an annual basis, or more frequently, if events or changes in circumstances indicate that the asset might be impaired. The first step of this impairment test requires the Company to determine the fair value of its reporting units, as defined by SFAS 142, and compare it to the carrying value of the net assets allocated to the reporting units. If the fair value exceeds the carrying value, no further analysis is required. If the fair value of the reporting unit is less than the carrying value of the net assets, the Company is required to perform step two of the impairment test, which requires the Company to allocate the implied fair value of the reporting unit to all underlying assets and liabilities, including both recognized and unrecognized tangible and intangible assets, based on their fair value. Any impairment charge resulting from the application of this test in the future would be immediately recorded as a charge to earnings in the Company’s statement of operations. The Company has selected its fiscal year-end as the measurement date for the impairment test.
      Trademarks and the fair value attributed to Mayor’s trade name are being amortized using the straight-line method over a period of 15 to 20 years.

(h)	Deferred financing costs:
      The Company amortizes deferred financing costs incurred in connection with its financing agreements using the effective interest method over the related period of the financing. Such deferred costs are included in other assets in the accompanying consolidated balance sheets.

HENRY BIRKS & SONS INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

(i)	Warranty accrual:
      The Company generally warranties its jewelry and watches for periods extending up to three years and has a battery replacement policy for its private label watches. The Company accrues a liability based on its historical repair costs.

(j)	Income taxes:
      The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109, Accounting for Income Taxes. Under SFAS 109, deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial statement reporting purposes and the bases for income tax purposes, and (b) operating losses and tax credit carryforwards. Deferred income tax assets are evaluated and, if realization is not considered to be more likely than not, a valuation allowance is provided.

(k)	Foreign exchange:
      Monetary assets and liabilities denominated in foreign currencies are translated at the rates of exchange in effect at the balance sheet date. Other balance sheet items denominated in foreign currencies are translated at the rates prevailing at the respective transaction dates. Revenue and expenses denominated in foreign currencies are translated at average rates prevailing during the year. Gains on foreign exchange of $176,000, $503,000 and $321,000 are recorded in cost of goods sold, and $401,000, $552,000 and $314,000 are recorded in interest on long-term debt for the years ended March 26, 2005, March 27, 2004 and March 29, 2003, respectively.
      Birks’ functional currency is the Canadian dollar and the reporting currency is the US dollar. The assets and liabilities of Birks are translated for reporting purposes at exchange rates in effect at the balance sheet dates. Revenue and expense items are translated at average exchange rates prevailing during the periods. The resulting gains and losses are accumulated in other comprehensive income.

(l)	Stock-Based Compensation:
      The Company applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations in accounting for its stock-based compensation plans. Accordingly, compensation expense has been recognized for such plans where variable accounting applies. Had compensation expense for the Company’s stock-based compensation plans been determined using the fair value method described in SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148 Accounting for Stock-Based Compensation — Transition and Disclosure, the Company’s net income (loss) would have been increased or reduced to the proforma amounts presented below for the years ended:

	2005	2004	2003

	(Amounts in 000’s)
Net income (loss) as reported	$1,167	$(2,214)	$12,097
Employee compensation expense recorded	450	1,235	66

Adjusted net income (loss)	1,617	(979)	12,163
Stock-based employee compensation expense determined under fair-value based method for all awards, net of tax	(447)	(1,249)	(531)

Proforma net income (loss)	$1,170	$(2,228)	$11,632

HENRY BIRKS & SONS INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
      The fair value of each option granted by Birks was estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants issued in the year ended March 26, 2005 and the year ended March 29, 2003: expected volatility of 59% and 58%, respectively, risk-free interest rate of 3.74% and 3.06%, respectively, expected lives of 6 years and a dividend yield of zero for both periods. The weighted average fair values of options granted during the year ended March 26, 2005 and the year ended March 29, 2003 were $3.32 (CAN$4.51) and $3.01 (CAN$4.38), respectively. No options were granted in the year ended March 27, 2004.
      The fair value of each of Mayor’s warrants granted by Birks was estimated as of the date of grant in the year ended March 29, 2003 using the Black-Scholes pricing model with the following weighted average assumptions: expected volatility 49.2%, risk-free interest rate 4.48%, expected lives of approximately twenty years and a dividend yield of zero. The weighted average fair value of the warrants is $0.26.
      The fair value of each option granted by Mayor’s was estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in the years ended March 26, 2005, March 27, 2004 and March 29, 2003: expected volatility of 94%, 97% and 90%, respectively; risk-free interest rate of 3.61%, 2.80% and 2.53%, respectively; expected lives of approximately five years and a dividend yield of zero for all three years presented. The weighted average fair values of options granted during the years ended March 26, 2005, March 27, 2004 and March 29, 2003 were $0.45, $0.51 and $0.28, respectively.

(m)	Use of estimates:
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

(n)	Long-lived assets:
      Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Measurement of an impairment loss for such long-lived assets is based on the difference between the carrying value and the fair value of the asset. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

(o)	Advertising costs:
      Advertising costs are generally charged to expense as incurred. However, certain expenses such as those related to catalogs are expensed at the time such catalogs are shipped to recipients. The Company and its vendors participate in cooperative advertising programs in which the vendors reimburse the Company for a portion of certain specific advertising costs which are netted against advertising expense in selling, general and administrative expenses and amounted to $3.3 million, $2.8 million and $1.1 million in the years ended March 26, 2005, March 27, 2004 and March 29, 2003, respectively. Advertising expense, net of vendor cooperative advertising allowances, amounted to $9.1 million, $10.0 million and $5.7 million in the years ended March 26, 2005, March 27, 2004 and March 29, 2003, respectively.

HENRY BIRKS & SONS INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

(p)	Pre-opening expenses:
      Pre-opening expenses related to the opening of new and relocated stores are expensed as incurred.

(q)	Comprehensive income (loss):
      Comprehensive income (loss) includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

(r)	Operating leases:
      All material lessor incentive amounts on operating leases are deferred and amortized as a reduction of rent expense over the term of the lease. Rent expense is recorded on a straight-line basis, which takes into effect any rent escalations, rent holidays and fixturing periods. Lease terms are from the inception of the fixturing period until the end of the initial lease term and generally exclude renewal periods.

(s)	Newly issued accounting standards:
      In December 2004, the FASB issued SFAS No. 123(R), Share-Based Payments, which addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123(R) requires an entity to recognize the grant-date fair-value of stock options and other equity-based compensation issued to employees in the income statement. SFAS No. 123(R) generally requires that an entity account for those transactions using the fair-value-based method, and eliminates an entity’s ability to account for share-based compensation transactions using the intrinsic value method of accounting in APB Opinion No. 25, Accounting for Stock Issued to Employees, which was permitted under SFAS No. 123, as originally issued. SFAS No. 123(R) is effective for the Company as of its fiscal year beginning March 26, 2006. The Company has not yet determined the impact the adoption of SFAS No. 123(R) will have on the Company’s financial position or results of operations.
      In November 2004, the FASB issued SFAS No. 151, Inventory Costs, to amend the guidance in Chapter 4, Inventory Pricing, of FASB Accounting Research Bulletin No. 43, Restatement and Revision of Accounting Research Bulletins. SFAS No. 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS No. 151 requires that those items be recognized as current-period charges. Additionally, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. The adoption of SFAS No. 151 is not expected to have a material effect on the Company’s financial position or results of operations.
      In December 2004, the FASB issued SFAS No. 153, Exchanges of Non-Monetary Assets — an Amendment of APB Opinion No. 29, to address the accounting for non-monetary exchanges of productive assets. SFAS No. 153 amends APB No. 29, Accounting for Non-Monetary Exchanges, which established a narrow exception for non-monetary exchanges of similar productive assets from fair value measurement. SFAS No. 153 eliminates that exception and replaces it with an exception for exchanges that do not have commercial substance. Under SFAS No. 153 non-monetary exchanges are required to be accounted for at fair value, recognizing any gains or losses, if the fair value is determinable within reasonable limits and the transaction has commercial substance. It specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective prospectively for non-monetary asset exchange transactions in fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 is not expected to have a material effect on the Company’s financial position or results of operations.

HENRY BIRKS & SONS INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
      In March 2005, the FASB issued Interpretation No. 47 (“FIN 47”), Accounting for Conditional Asset Retirement Obligation, to clarify that an entity must recognize a liability for fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. FIN 47 also defines when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective for fiscal years ending after December 15, 2005. Retrospective application of interim financial information is permitted but is not required. Early adoption of this Interpretation is encouraged. The Company is evaluating the impact the adoption of FIN 47 would have on its financial position and results of operations.
      In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS 154 replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principles, unless it is impracticable to do so, in which case other alternatives are required. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Birks has not yet determined the impact, if any, the adoption of SFAS No. 154 will have on its financial position or results of operations.

4.	Accounts receivable:
      Accounts receivable consist of the following as of:

	2005	2004

	(Amounts in 000’s)
Trade	$8,756	$7,506
Other	1,049	766

	$9,805	$8,272

      Continuity of the allowance for doubtful accounts and allowance for sales returns is as follows:

	Allowance for	Allowance for
	Doubtful Accounts	Sales Returns

	(Amounts in 000’s)
Balance March 30, 2002	$50	$47
Additional provision recorded	2,324	8,379
Deductions	(1,031)	(8,025)

Balance March 29, 2003	1,343	401
Additional provision recorded	221	10,075
Deductions	(478)	(10,207)

Balance March 27, 2004	1,086	269
Additional provision recorded	127	11,675
Deductions	(198)	(11,643)

Balance March 26, 2005	$1,015	$301

      Certain sales plans relating to customers’ use of Mayor’s credit cards provide for revolving lines of credit under which the payment terms exceed one year. These receivables, amounting to approximately $1.6 million and $1.4 million at March 26, 2005 and March 27, 2004, respectively, are included in accounts receivable in the accompanying consolidated balance sheets.

HENRY BIRKS & SONS INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
      On October 1, 2002, Mayor’s sold $13.1 million of its $18.5 million credit card portfolio to Wells Fargo on a non-recourse basis. A charge on disposal of the portfolio of $413,000 related to the sale is included in other items in the consolidated statement of operations for the year ended March 29, 2003. The Company retained gross receivables of $5.4 million representing customers with balances greater than an agreed upon amount and certain accounts that Wells Fargo did not wish to purchase.

5.	Inventories:
      Inventories are summarized as follows:

	2005	2004

	(Amounts in 000’s)
Raw materials	$4,409	$5,907
Work in progress	1,910	1,178
Retail inventories and manufactured finished goods	130,680	127,337

	$136,999	$134,422

      Additionally, the Company held consignment inventory with a purchase value of approximately $28,589,000 and $23,389,000 at March 26, 2005 and March 27, 2004, respectively.

6.	Property and equipment:
      The components of property and equipment are as follows:

	2005			2004

		Accumulated			Accumulated
		Depreciation and	Net Book		Depreciation and	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value

	(Amounts in 000’s)
Land	$5,663	$—	$5,663	$4,994	$—	$4,994
Buildings	7,444	1,775	5,669	5,736	1,453	4,283
Leasehold improvements	26,109	14,191	11,918	24,136	10,854	13,282
Software and electronic equipment	11,739	8,211	3,528	10,158	6,543	3,615
Molds	3,401	2,186	1,215	2,818	1,707	1,111
Furniture and fixtures	3,564	2,042	1,522	3,052	1,456	1,596
Manufacturing equipment	1,055	455	600	538	336	202
Automobiles and trucks	11	9	2	37	12	25

	$58,986	$28,869	$30,117	$51,469	$22,361	$29,108

      Property and equipment, having a cost of $13,002,000 and a net book value of $9,484,000 as of March 26, 2005, and a cost of $10,305,000 and a net book value of $7,603,000 as of March 27, 2004, are under capital leasing arrangements.

HENRY BIRKS & SONS INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

7.	Bank indebtedness:
      Bank indebtedness consists of the following:

	2005	2004

	(Amounts in 000’s)
Birks(a)	$40,753	$37,257
Mayor’s(b)	33,501	33,005

	$74,254	$70,262

(a)	Birks had a loan agreement with GMAC which expired on July 31, 2004. Effective July 1, 2004, Birks entered into an amendment and restatement of its loan with GMAC for a further three-year period. The principal elements of the facility remained unchanged:

(i)	Birks may draw down on the facility to a maximum of $49,370,500 (CAN$60,000,000). A clause in Birks’ facility allows it to draw up to $53,485,000 (CAN$65,000,000) during a certain period of the year. The short-term borrowings bear interest at an annual rate of prime plus 0.5%. Effective July 1, 2004, an unused line fee of 0.25% is applicable.

(ii)	As security for borrowings under the credit facility, Birks has pledged assets as disclosed in note 9. In addition, the bank agreement contains customary financial covenants and other conditions.

(iii)	Should Birks terminate the agreement prior to July 31, 2007, Birks has committed to pay the lender fees of $617,000 (CAN$750,000), except if:

•	Approximately $16,457,000 (CAN$20,000,000) of new funds (net of all investment banker, underwriter, brokerage or other fees and costs associated therewith) have been received by Birks either as new loans subordinated in favor of the lender or to any lender or as newly issued capital stock of Birks; and

•	The lender has been furnished with complete details of any bona fide, legitimate unrelated offer to replace Birks financing and the lender does not agree to match the terms and conditions of such offer within fourteen days of receipt of such details.
      The information concerning Birks’ bank indebtedness is as follows:

	Year Ended		Year Ended
	March 26,		March 27,
	2005		2004

	CAN	US	CAN	US

	(Amounts in 000’s)
Maximum borrowings outstanding during the year	$62,601	$52,495	$64,049	$49,106
Average outstanding balance during the year	$51,026	$39,920	$55,140	$40,763
Weighted average interest rate for the year	4.51%	4.51%	5.28%	5.28%
Effective interest rate at year-end	4.75%	4.75%	4.5%	4.5%

(b)	As of March 26, 2005, Mayor’s had a $58 million working capital credit facility with Fleet Retail Group LLC (formerly known as Fleet Retail Finance) and GMAC and a $12.7 million junior secured term loan with Back Bay Capital. The junior secured term loan is included in long-term debt (see note 9). Both of the debt facilities have a maturity date of August 20, 2006 and are collateralized by substantially all of Mayor’s assets. All borrowings under the working capital facility are considered bank indebtedness, due to the fact that the borrowing availability is based on certain inventory and accounts receivable balances which are short-term in nature. On September 7, 2004, Mayor’s entered into a Fourth Amendment to the working capital facility and the junior secured term loan (the “Amended Credit Agreement”). The Amended Credit Agreement provides for, among other things, an extended maturity

HENRY BIRKS & SONS INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

date to August 20, 2006, a 1.25% reduction of interest on the junior secured term loan, an interest reduction on the Fleet Retail Group LLC-GMAC portion of the credit facility, the elimination of two financial covenants and the increase to $4.5 million in the capital expenditures allowed pursuant to the sole remaining financial covenant which is measured annually. Availability under the working capital facility is determined based upon a percentage formula applied to certain inventory and accounts receivable as allowed by an amendment on February 20, 2004, and has certain restrictions regarding borrowing availability. The interest rate under the working capital facility as of March 26, 2005 was 6.25% (prime plus 0.5%). On March 4, 2005, the capital expenditure limit was further increased to $5,000,000 per fiscal year. Mayor’s was in compliance with the capital expenditure covenant for 2005. The junior secured term loan currently bears an effective interest rate of 12.75% and is subject to similar restrictions and covenants as the working capital facility, including the capital expenditure covenant, as well as certain prepayment penalties.

After taking into consideration the foregoing borrowing restrictions, Mayor’s had approximately $47.4 million of borrowing capacity under its working capital facility and term loan at March 26, 2005 and, after netting the outstanding borrowings of $33.5 million and letter of credit commitments of $550,000, Mayor’s had excess borrowing capacity of approximately $13.3 million.

On April 29, 2005, the Company paid down $1 million of the principal balance of the junior secured term loan without any prepayment penalty.

On May 3, 2005, the banking facilities were further amended to allow for the interest rate of Mayor’s revolving credit facility to be based on either a prime rate plus a specified margin dependent on the level of excess borrowing availability, or a LIBOR based rate (“Eurodollar”) plus a specified margin, based on the level of borrowing availability, at Mayor’s election.

Information concerning Mayor’s credit facility follows:

	Year Ended	Year Ended
	March 26,	March 27,
	2005	2004

	(Amounts in 000’s)
Maximum borrowings outstanding during the year	$48,417	$39,955
Average outstanding balance during the year	$35,178	$31,004
Weighted average interest rate for the year	5.6%	6.3%
Effective interest rate at year-end	6.25%	5.25%

HENRY BIRKS & SONS INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

8.	Loans for leasehold improvements and term loans:

	2005	2004

	(Amounts in 000’s)
Loan for leasehold improvements, to a maximum of $2,469 (CAN$3,000), repayable on demand but, prior to demand, by way of 60 equal and consecutive minimum monthly capital repayments of $41.1 (CAN$50), maturing in September 2006, bearing interest at an annual rate of prime plus 2.5%, covered under the security disclosed in note 9 and the leasehold improvements	$408	$831
Loan for leasehold improvements, to a maximum of $2,469 (CAN$3,000), repayable on demand but, prior to demand, by way of 60 equal and consecutive minimum monthly capital repayments of $41.1 (CAN$50), maturing in September 2006, bearing interest at an annual rate of prime plus 0.625%, covered under the security disclosed in note 9 and the leasehold improvements. Garantie Québec has guaranteed the lender repayment of 65% of any loss which may be sustained by the lender in connection with the loan in exchange for an annual fee of 2% of the outstanding balance	741	1,138
Term loan repayable on demand but, prior to demand, by way of 60 equal and consecutive minimum monthly capital repayments of $5.5 (CAN$6.7), bearing interest at an annual rate of prime plus 2.5%, maturing in October 2005	38	96
Non-revolving demand loan, repayable in monthly capital repayments of $1.48 (CAN$1.8), bearing interest at an annual rate of prime plus 1%, maturing in May 2009. Certain equipment and leasehold improvements of a store have been pledged as security	75	84
Loan for leasehold improvements repayable on demand but, prior to demand, by way of 60 equal and consecutive minimum monthly capital repayments of $68.5 (CAN$83.3), maturing in December 2004, bearing interest at an annual rate of prime plus 0.375%, covered under the security disclosed in note 9 and the leasehold improvements. Garantie Québec has guaranteed the lender repayment of 30% of any loss which may be sustained by the lender in connection with this loan in exchange for an annual fee of 1% of the outstanding balance	—	576

	$1,262	$2,725

HENRY BIRKS & SONS INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

9.	Long-term debt:
      (a) Long-term debt consists of the following:

	2005	2004

	(Amounts in 000’s)
Birks(b):
Sovereign Bank term loan, bearing interest at an annual rate of 6.75%, repayable to February 2010 in 57 monthly capital and interest installments of $2.0, secured by Henry Birks & Sons US Inc. equipment with a cost of $293	$100	$—
Term loan from La Financière du Québec, bearing interest at an annual rate of prime plus 1.5%, repayable to June 2010 in 84 equal monthly capital repayments of $44.1 (CAN$53.6), secured by the assets of the Company, ranking second to the Company’s bank indebtedness, and by a $370 (CAN$450) Letter of Credit issued by Regaluxe Investment S.à.r.l. on behalf of Birks (note 20(d))	2,598	3,048
Subordinated loan from the Company’s parent, Regaluxe Investment S.à.r.l., bearing annual interest, after withholding taxes, of 12% to August 2005 and 14% thereafter, repayable in March 2006 following its renewal by the Company for an additional twelve months with repayment privilege subject to the approval of the Company’s principal lender	2,057	1,896
Obligation under capital lease on land and building, bearing annual interest of 5%, repayable in monthly capital installments of $5.4, maturing in March 2025, secured by the property, second position on other assets of Henry Birks & Sons US Inc. and a guarantee by the Company subordinated to all pre-existing debt	1,300	—
Obligations under capital leases, at annual interest rates between 5.8% and 9.7%, secured by equipment, maturing at various dates from June 2005 to March 2010	478	389
Obligation under capital lease on land and buildings, pursuant to a sale-leaseback transaction (note 11). The term loan is being amortized using an implicit annual interest rate of 10.74% over the term of the lease of 20 years with a balloon payment	12,261	11,239
Loan payable to Regaluxe Investment S.à.r.l., bearing interest at 3.55% per annum, net of withholding taxes, maturing March 1, 2006	169	312

	18,963	16,884
Mayor’s:
Junior secured term loan (note 7(b))	12,668	12,668

	31,631	29,552
Current portion	3,076	989

	$28,555	$28,563

      (b) As security for the bank indebtedness, loans for leasehold improvements and term loans and long-term debt, Birks has provided the lenders the following:

(i) general assignment of all accounts receivable and other receivables;

(ii) inventory security under Section 427 of the Canadian Bank Act and under an act respecting bills of lading, receipts and transfers of property in stock;

HENRY BIRKS & SONS INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

(iii) general security agreements;

(iv) insurance on physical assets in a minimum amount equivalent to the indebtedness, assigned to the lenders;

(v) a mortgage on moveable property (general) under the Civil Code (Québec) of $65,824,000 (CAN$80,000,000), an additional mortgage of $13,165,000 (CAN$16,000,000) and a third mortgage of $13,165,000 (CAN$16,000,000);

(vi) lien on machinery, equipment and molds and dies; and

(vii) the securitization and subordination of all present and future indebtedness owing by the Company to Regaluxe Investment S.à.r.l.
      (c) Future minimum lease payments for capital leases required in the following five years and thereafter are as follows:

	Mayor’s	Birks			Total

	(Amounts in 000’s)
Year ending March:
2006	$119	$1,595	(CAN $	1,938)	$1,714
2007	83	1,491	(CAN $	1,812)	1,574
2008	81	1,491	(CAN $	1,812)	1,572
2009	56	1,488	(CAN $	1,808)	1,544
2010	9	1,519	(CAN $	1,845)	1,528
Thereafter	—	24,785	(CAN $	30,121)	24,785

	348	32,369			32,717
Less imputed interest	36	18,642			18,678

	$312	$13,727			$14,039

      (d) Principal payments on long-term debt required in the following five years and thereafter, including obligations under capital leases, are as follows:

	Mayor’s	Birks			Total

	(Amounts in 000’s)
Year ending March:
2006	$102	$2,974	(CAN $	3,615)	$3,076
2007	12,741	650	(CAN $	790)	13,391
2008	74	655	(CAN $	796)	729
2009	54	661	(CAN $	803)	715
2010	9	653	(CAN $	794)	662
Thereafter	—	13,058	(CAN $	15,870)	13,058

	$12,980	$18,651			$31,631

10.	Convertible notes:
      (a) On September 30, 2002, the Company issued a convertible note of $2,500,000 to Prime Investments SA, a preferred shareholder of the Company, secured by the Company’s investment in Mayor’s stock (present and future). The note is non-interest bearing until September 29, 2007 and bears 6% interest per annum thereafter, payable on the principal repayment dates.

HENRY BIRKS & SONS INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
      The note is convertible into 512,015 Class A voting shares of the Company, at the option of the holder. Furthermore, the holder has committed to convert concurrently with the consummation of the merger with Mayor’s (see note 22). If the note has not been converted by September 30, 2007, the unpaid principal balance shall be repaid in three equal instalments on September 30, 2007, 2008 and 2009 including any accrued unpaid interest. Interest expense on the convertible note is accrued based on the effective rate of 1% computed based on the assumption that the note is not repaid or converted by September 30, 2007.
      (b) On September 30, 2002, the Company issued a convertible note of $2,500,000 to Henry Birks and Sons Holdings Inc. In March 2005, as a consequence of the liquidation of Henry Birks and Sons Holdings Inc. into Birks (see note 16 (a)), Birks issued, in replacement, a convertible note of $2,500,000. Regaluxe Investment S.à.r.l (controlling shareholder of the Company), secured by the Company’s investment in Mayor’s stock (present and future). The note bears interest at 0.25%, payable annually at each anniversary date of the note until September 29, 2007 and bears 6.25% interest per annum thereafter, payable on the principal repayment dates.
      The note is convertible into 504,876 Class B multiple voting shares of the Company, at the option of the holder. Furthermore, the holder has committed to convert concurrently with the consummation of the merger with Mayor’s (see note 22). If the note has not been converted by September 30, 2007, the unpaid principal balance shall be repaid in three equal instalments on September 30, 2007, 2008 and 2009 including any accrued unpaid interest. Interest expense on the convertible note is accrued based on the effective rate of 1.25% computed based on the assumption that the note is not repaid or converted by September 30, 2007.

11.	Sale-leaseback transaction:
      On December 12, 2000, the Company entered into a sale-leaseback transaction with Anglo Canadian Investments, SA involving certain land and buildings. The transaction resulted in gross proceeds of $9,474,000 (CAN$14,250,000 at the exchange rate on the date of the transaction). This transaction resulted in a financing lease with no deferred gain or loss recorded on the transaction, with long-term debt of $9,474,000 (CAN$14,250,000) being amortized using an implicit interest rate of 10.74% over the term of the lease. The balance of the debt is $12,261,080 at March 26, 2005.

12.	Discontinued operations:
      Mayor’s closed its store at Tysons Galleria in McLean, Virginia in March 2003 in order to concentrate its merchandising and marketing efforts in its core Florida and Georgia marketplace. The closing of the store is classified as a discontinued operation. Costs related to the discontinued operation of $828,000 include operating losses, costs to exit the lease, write-off of fixed assets and severance costs offset by the write-off of deferred revenue from landlord inducements. The net assets of the store were not significant.

13.	Allowance for restructuring:
      The continuity of the allowance for restructuring of Mayor’s included in accrued liabilities is as follows:

(Amounts in 000’s)
Balance August 20, 2002	$3,149
Deductions	(3,149)

Balance March 29, 2003	$—

      Other items within total operating expenses for the year ended March 26, 2005 consist primarily of $1.2 million of income as a result of a settlement by Mayor’s of a sales tax audit for less than the amount accrued as well as an adjustment of other sales tax contingency estimates.

HENRY BIRKS & SONS INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
      Other items within total operating expenses for the year ended March 29, 2003 consist primarily of reserves by Mayor’s related to sales tax liabilities of approximately $1.0 million, charges of $0.4 million related to the sale of certain of Mayor’s accounts receivable, offset by the reversal of approximately $1.9 million of reserves recorded by Mayor’s prior to its acquisition by Birks related to the exit of leases for closed stores as the leases were terminated at costs more favorable than originally estimated.
      No additional restructuring allowances were recorded in the years ended March 26, 2005 and March 27, 2004.

14.	Benefit plans and stock-based compensation:

(a)	Stock option plans and arrangements:
      (i) Birks has an employee stock option plan and has authorized 237,907 shares or 10% of non-voting common stock for issuance under this plan. The granting of options, the price and the related vesting period are at the discretion of the Board of Directors. The life of these options shall not exceed 10 years. Options vest generally pro-rata over four years.
      (ii) The Company has also entered into separate agreements to issue options to purchase 439,532 shares of common stock (not specifically defined) of the Company to the Company’s chief executive officer and 143,339 non-voting common shares to a director of the Company and a director of the parent company. The options are at prices ranging from CAN$6.00 to $7.00 per share. At March 26, 2005, all these options are exercisable and expire over a period of ten years from the grant date. The life of these options shall not exceed a period of three months after service terminates, except in certain specific situations. Effective April 1, 2005, 439,532 of these options were modified to extend the post-termination period from three months to two years or 10 years after retirement. The compensation expense recorded in selling, general and administrative expenses for the year ended March 26, 2005 is $495,566 (CAN$653,107); (March 27, 2004 - $2,857 (CAN$3,865)); (March 29, 2003 -$65,775 (CAN$101,748)).
      (iii) On April 23, 2004, the Company granted to members of its Board of Directors in lieu of directors fees and committee attendance fees, 25,000 options to acquire non-voting common stock of the Company for a purchase price of CAN$7.73 exercisable at any time to April 23, 2014. One director waived the options and subsequently resigned. The option holders are entitled to require the Company to redeem the shares at any time that Birk’s is not a public company. The compensation expense recorded in selling, general and administrative expenses in 2005 is $28,342 (CAN$37,350).
      The following is a summary of the activity of Birks’ stock option plans and arrangements:

		Weighted Average
	Options	Exercise Price

	(CAN dollars)
Outstanding, March 30, 2002	704,562	$6.54
Granted	91,836	6.58
Forfeited/cancelled	(14,095)	6.99

Outstanding March 29, 2003	782,303	6.42
Forfeited/cancelled	(2,475)	7.23

Outstanding March 27, 2004	779,828	6.42
Granted	45,000	7.73
Forfeited/cancelled	(41,538)	7.24

Outstanding March 26, 2005	783,290	$6.45

HENRY BIRKS & SONS INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
      A summary of the status of Birks’ stock options as of March 26, 2005 is presented below:

	Options Outstanding			Options Exercisable

		Weighted	Weighted		Weighted
		Average	Average		Average
	Number	Remaining	Exercise	Number	Exercise
Exercise Price	Outstanding	Life (Years)	Price	Exercisable	Price

(CAN dollars)	(CAN dollars)
$6.00	259,560	3.1	$6.00	259,560	$6.00
$6.25	292,786	3.9	6.25	292,786	6.25
$7.00	162,194	6.3	7.00	162,194	7.00
$7.73	68,750	8.0	7.73	36,587	7.73

	783,290	4.5	$6.45	751,127	$6.40

      (b) On January 31, 2003 and March 14, 2003, Birks assigned rights to receive 4,250,000 and 500,000, respectively, of its warrants in Mayor’s common stock to certain current or former employees of Birks or its affiliates, who were, or later became, employees of or provided services to Mayor’s. The right to receive these warrants is contingent upon fulfillment of certain time-based employment vesting requirements. The initial exercise price of the warrants was $0.30 per share. The warrants granted to employees are subject to variable accounting due to their cashless exercise feature, which requires compensation expense (credit) calculated as the increase or decrease in intrinsic value of the warrants, to the extent vested, based on the change in market value of the underlying Mayor’s common stock. Non-cash compensation expense (credit) included in selling, general and administrative expenses for the year ended March 26, 2005 related to these warrants was approximately ($60,200), (2004 - $1,541,700; 2003 - $0). As of March 26, 2005, the number of warrants had increased to 4,776,899, all of which were vested, and the exercise price was $0.29 as a result of the anti-dilution provisions contained in the warrant agreements as described in note 2. On May 26, 2005, Mayor’s purchased 501,348 of these warrants from one of the holders for $150,000, the estimated fair value.
      (c) In connection with its term loan agreement with La Financière du Québec, the lender is entitled to 75,191 options to purchase common shares of the Company at $2.52 (CAN$3.06) per share or 99,428 options at $3.72 (CAN$4.52) per share if the Series A preferred shares of the Company are converted into common shares prior to the full repayment of the term loan.
      The options were issued on May 13, 2003 and each option had a fair value of $4.29 (CAN$5.97) for a total fair value of $323,300 (CAN$449,000). As at March 26, 2005, each option had a fair value of $6.00 (CAN$7.29) for a total value of $451,000 (CAN$548,000). Total compensation expense recorded in interest on long-term debt in 2005 is $70,140 (CAN$90,119) (2004 - $39,500 (CAN$53,443)).
      (d) Birks’ former parent company has granted to a lending institution the option to purchase approximately 11,896 shares of common stock of the Company (adjusted so as to equal 0.50% of all then issued and outstanding shares of all classes and categories in the Company’s share capital) for the purchase price of CAN$1.00 per share, to a maximum of CAN$12,000, exercisable by the lending institution prior to April 30, 2008.
      On March 14, 2005, the option agreement was amended whereby this lending institution received from the Company 46,845 options to acquire common stock of the Company for a purchase price of CAN$0.26 per share, exercisable at any time on or prior to April 30, 2008 and the original option was cancelled. The fair value of the options resulted in compensation expense of $342,483 (CAN$419,919), included in interest on long-term debt.

HENRY BIRKS & SONS INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

(e)	Employee stock purchase plan:
      In June 1987, the Board of Directors of Mayor’s approved an Employee Stock Purchase Plan (“ESPP”), which permits eligible employees, which does not include executives of Mayor’s, to purchase common stock from Mayor’s at 85% of its fair market value through regular payroll deductions. At the Annual Mayor’s Stockholders Meeting for the year ended March 29, 2003, the stockholders of Mayor’s approved 500,000 additional shares of common stock to be allocated to the ESPP.
      A total of 1,062,500 shares are reserved for issuance under the ESPP, of which 552,174 shares have been issued as of March 26, 2005, including 30,285 issued during the year ended March 26, 2005, none during the year ended March 27, 2004, and 38,452 during the period from August 20, 2002 to March 29, 2003.

(f)	Profit sharing plan:
      In December 1992, the Board of Directors of Mayor’s approved the Mayor’s Jewelers, Inc. 401(k) Profit Sharing Plan & Trust (the “Plan”), which permits eligible employees to make contributions to the Plan on a pretax salary reduction basis in accordance with the provisions of Section 401(k) of the Internal Revenue Code. Mayor’s makes a cash contribution of 25% of the employee’s pretax contribution, up to 4% of Mayor’s employee’s compensation, in any calendar year. The employer match amounted to $88,633 for the year ended March 26, 2005, $74,313 for the year ended March 27, 2004 and $44,623 for the period from August 20, 2002 to March 29, 2003.
      (g) As of March 26, 2005, Mayor’s had 3,304,523 shares of common stock available for grant to its key employees and directors under its 1987 and 1991 Stock Option Plans. Under these plans, the option price must be equal to the market price of the stock on the date of the grant or, in the case of an individual who owns 10% or more of common stock, the minimum price must be 110% of the market price.
      Options granted to date generally become exercisable from six months to three years after the date of grant, provided that the individual is continuously employed by Mayor’s, or in the case of directors, remains on the Board of Directors. All options generally expire no more than ten years after the date of grant.
      The following is a summary of the activity of Mayor’s stock option plans:

		Weighted
		Average
		Exercise
	Options	Price

Outstanding August 20, 2002	4,074,882	$4.04
Granted	2,650,000	0.28
Forfeited/cancelled	(366,412)	6.56

Outstanding March 29, 2003	6,358,470	2.33
Granted	170,000	0.70
Forfeited/cancelled	(496,673)	5.53

Outstanding March 27, 2004	6,031,797	2.02
Granted	80,000	0.62
Forfeited/cancelled	(1,425,834)	4.21

Outstanding March 26, 2005	4,685,963	$1.33

HENRY BIRKS & SONS INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
      A summary of the status of the option plans as of March 26, 2005 is presented below:

	Options Outstanding				Options Exercisable

		Weighted		Weighted		Weighted
		Average		Average		Average
	Number	Remaining		Exercise	Number	Exercise
Range of Exercise Prices	Outstanding	Life (Years)		Price	Exercisable	Price

$0.23 - $ 0.34	2,645,000	7.5	*	$0.28	2,330,001	$0.28
$0.35 - $ 0.52	45,000	8.3		0.42	43,333	0.42
$0.53 - $ 0.79	210,000	9.1		0.72	96,667	0.78
$0.80 - $ 1.20	263,333	6.8		0.94	263,333	0.94
$1.21 - $ 1.81	162,500	5.8		1.53	162,500	1.53
$1.82 - $ 2.73	705,629	3.4		2.41	705,629	2.41
$2.74 - $ 4.11	474,833	5.4		3.65	474,833	3.65
$4.12 - $ 6.18	98,002	3.5		4.68	98,002	4.68
$6.19 - $ 9.28	20,000	0.3		6.44	20,000	6.44
$9.29 - $13.94	61,666	7.2		12.99	61,666	12.99

$0.23 - $13.94	4,685,963	6.5		$1.33	4,255,964	$1.42

*	1,500,000 of these options were granted to the Chief Executive Officer and expire either after ten years or two years after termination of employment. For purposes of the information herein, a term of ten years is used.

15.	Income taxes:
      (a) The significant items comprising the Company’s net deferred taxes as of March 26, 2005 and March 27, 2004 are as follows:

	2005			2004

	Birks	Mayor’s	Total	Birks	Mayor’s	Total

	(Amounts in 000’s)
Deferred tax assets:
Loss and tax credit carry forwards	$2,889	$28,331	$31,220	$305	$27,025	$27,330
Difference between book and tax basis of property and equipment	3,022	8,449	11,471	5,019	8,403	13,422
Local tax carry forwards	—	3,697	3,697	—	3,351	3,351
Inventory allowances	—	1,401	1,401	—	2,578	2,578
Other reserves not currently deductible	89	1,784	1,873	189	2,502	2,691
Deferred gain on sale-leaseback	1,606	—	1,606	1,423	—	1,423
Expenses not currently deductible	1,239	—	1,239	1,084	—	1,084
Other	143	798	941	180	848	1,028

Net deferred tax asset before valuation allowance	8,988	44,460	53,448	8,200	44,707	52,907
Valuation allowance			(53,448)			(52,907)

Net deferred tax asset			$—			$—

      The valuation allowance increased in 2005 by $537,000, due primarily to increased operating losses and increases in the differences between book and tax basis of property and equipment. The valuation allowance

HENRY BIRKS & SONS INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
has been recorded to reduce the net deferred tax asset to the amount that the Company believes, after evaluating the currently available evidence, will more likely than not be realized.
      The Company’s provision (benefit) for income taxes varies from the amount computed by applying the statutory income tax rates for the reasons summarized below:

	2005	2004	2003

Statutory rate	33.8%	35.2%	37.1%
Increase in valuation allowance	(36.0)%	(69.6)%	(18.0)%
Local and Federal NOL adjustments	(8.0)%	44.0%	—
Warrants	21.7%	2.0%	—
Changes in tax rates	(11.3)%	(7.0)%	3.5%
Other	(0.2)%	(4.6)%	(3.4)%

Total	0%	0%	19.2%

      Details of the Company’s benefit for income taxes is as follows:

	2005	2004	2003

	(Amounts in 000’s)
Current tax:
Federal	$—	$—	$(989)
Foreign	—	—	(2)

	—	—	(991)
Deferred tax:
Federal	—	—	—

Total benefit for income taxes	$—	$—	$(991)

      (b) Birks has non-capital losses of $7,570,000 and investment tax credits (“ITC’s”) of $95,000 which expires as follows:

	Non-Capital
	Losses	ITC’s

	(Amounts in 000’s)
2006	$697	$—
2007	250	—
2008	252	—
2009	237	—
2010	30	—
2012	—
2013	—	50
2014	46	20
2015	6,058	25

	$7,570	$95

      (c) Mayor’s has federal and state net operating losses carry forward of approximately $80.4 million and $79.9 million, respectively. Due to Section 382 limitations from the change in ownership for the year ended March 29, 2003, the utilization of approximately $41.3 million of the pre-acquisition net operating loss carry forward is limited to $953,490 on an annual basis, resulting in a valuation allowance of approximately

HENRY BIRKS & SONS INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
$23 million for pre-acquisition net operating loss carry forwards that will more than likely not be realized. The federal net operating loss carry forward expires beginning in fiscal 2009 through fiscal 2022 and the state net operating loss carry forward expires beginning in fiscal 2008 through fiscal 2022. Mayor’s also has an alternative minimum tax credit carry forward of approximately $0.8 million to offset future federal income taxes.
      (d) Henry Birks & Sons US Inc. has non-capital losses totaling $431,000 at March 26, 2005 which will expire between 2020 and 2022.

16.	Capital Stock:
      (a) In March 2005, the Company merged with its parent, Henry Birks & Sons Holdings Inc., and reorganized such that the Company became the surviving entity. The consolidated financial statements reflect the merger as if it occurred on March 30, 2002. The impact of the merger was not significant.
      (b) In March 2005, the Company amended its articles of incorporation and entered into the following transactions:

•	created new Class A voting shares;

•	created new Class B multiple voting shares having substantially the same rights as the Class A voting shares but with 10 votes per share;

•	created new Class C multiple voting shares with 100 votes per share;

•	converted all common shares into Class A voting shares on a 1 for 1.01166 basis and, subsequently, cancelled the common shares;

•	Regaluxe Investment S.à.r.l. and Montrolux S.A. subscribed for Class C shares;

•	Regaluxe Investment S.à.r.l. and Montrolux S.A. transferred their respective Class A shares of Henry Birks and Sons Holdings Inc. to Birks for consideration equal to Class B multiple voting shares of Birks;

•	amended the Series A preferred share conversion feature to provide for the conversion into Class A voting shares instead of common shares on a 1 for 1.01166 basis rounded to the nearest whole number;

•	the Class A voting shares as well as the Series A preferred shares held by Henry Birks and Sons Holdings Inc. were cancelled;

•	amended the conversion feature of the convertible notes to provide for conversion into Class A voting and Class B multiple voting shares instead of common shares;

•	Class C shares held by Regaluxe Investment S.à.r.l. and Montrolux S.A. were cancelled.
      At March 26, 2005, authorized and issued capital stock of the Company is as follows:

Authorized:

Class A voting shares, unlimited number of shares without nominal or par value

Class B multiple voting shares, unlimited number of shares without nominal or par value

100,000 Class C multiple voting shares

2,034,578 preferred shares

Unlimited number of non-voting common shares

HENRY BIRKS & SONS INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

			Class A		Class B		Total		Series A
	Common Stock		Common Stock		Common Stock		Common Stock		Preferred Shares

	Number		Number		Number		Number		Number
	of Shares	Amount	of Shares	Amount	of Shares	Amount	of Shares	Amount	of Shares	Amount

	(Amounts in 000’s)
Balance March 30, 2002, March 29, 2003 and March 27, 2004	6,313,308	$31,405	—	$—	—	$—	6,313,308	$31,405	2,034,578	$10,050
Repurchase of shares	(10,290)	(41)	—	—	—	—	(10,290)	(41)	—	—
Exchange of common shares for Class A and Class B shares	(6,303,018)	(31,364)	—	—	—	—	(6,303,018)	(31,364)	—	—
Issuance of Class A shares in exchange for common shares	—	—	85,450	336	—	—	85,450	336	—	—
Issuance of Class B shares in exchange for the Class A shares of Henry Birks and Sons Holdings Inc. and cancellation of the Series A preferred shares held by Henry Birks and Sons Holdings Inc.	—	—	—	—	7,213,094	36,028	7,213,094	36,028	(1,012,228)	(5,000)

Balance March 26, 2005	—	$—	85,450	$336	7,213,094	$36,028	7,298,544	$36,364	1,022,350	$5,050

      The Series A preferred shares are convertible into Class A common shares on a 1 to 1.01166 basis. The Series A preferred shares have a liquidation preference at its original issue price plus any declared but unpaid dividends, of which there are none.

17.	Commitments:

Operating leases:
      The Company leases all of its retail stores under operating leases with the exception of one Birks location. The rental costs are based on minimum annual rentals and a percentage of sales. Such percentage of sales varies by location. These contingent rents are generally less than 0.5% of total sales on average. In addition, most leases are subject to annual adjustment for increases in real estate taxes and common area maintenance costs. In December 2000, the Company entered into a sale-leaseback transaction involving certain land and buildings (note 11).
      Future minimum lease payments for the next five years and thereafter are as follows:

	Mayor’s	Birks			Total

	(Amounts shown in 000’s)
Year ending March:
2006	$7,102	$5,978	(CAN$	7,266)	$13,080
2007	6,141	5,836	(CAN$	7,092)	11,977
2008	5,523	5,225	(CAN$	6,349)	10,748
2009	5,484	4,236	(CAN$	5,148)	9,720
2010	4,332	3,267	(CAN$	3,970)	7,599
Thereafter	13,135	7,134	(CAN$	8,671)	20,269

	$41,717	$31,676			$73,393

      Rent expense for the Company was approximately $18.8 million, including $1 million of contingent rent for the year ended March 26, 2005, $17.4 million, including $0.8 million of contingent rent for the year ended March 27, 2004 and $12.8 million, including $0.3 million of contingent rent for the year ended March 29, 2003.

HENRY BIRKS & SONS INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

18.	Contingencies:
      (a) The Company and its subsidiaries, in the normal course of business, become involved from time to time in litigation and claims. While the final outcome with respect to claims and legal proceedings pending at March 26, 2005 cannot be predicted with certainty, management believes that adequate provisions have been recorded in the accounts where required and that the financial impact, if any, from claims related to normal business activities will not be material.
      (b) From time to time, the Company guarantees a portion of its private label credit card sales to its credit card vendor. As at March 26, 2005, the amount guaranteed under such arrangements is approximately $814,000 (2004 - $800,000). The bad debt experience under these guarantees has been minimal and it is not probable that the Company will be required to make significant payments under these guarantees.
      (c) The Company has employment agreements with certain employees for varying terms through various dates, some of which automatically renew for one-year terms as well as certain term agreements. The contractual obligations for these agreements aggregated to $4,067,000 as of March 26, 2005. These agreements allow either party to terminate the employment relationship or resign at any time. Under certain conditions, if employment is terminated or resignation occurs, the agreements provide for severance compensation of varying amounts and restrict the employee from competing with the Company for varying terms after the employment term ends. Some of these agreements also provide for severance and other benefits under certain conditions in the event of a change of control of Mayor’s as defined in the agreements. The Chief Executive Officer’s employment agreement with Mayor’s provides that Mayor’s shall grant to the Chief Executive Officer stock options to purchase 1,000,000 shares of Mayor’s common stock (or any successor entity) with an exercise price per share equal to the fair market value of a share on April 1, 2005 (as adjusted if necessary for any subsequent events). These options have not yet been granted to the Chief Executive Officer as of the date of these financial statements. If Mayor’s cannot or decides not to grant such stock options, the Chief Executive Officer will be provided with the equivalent after tax value of such stock options through an alternative long-term incentive compensation plan.
      (d) On December 1, 2004, Mayor’s was notified that the Securities and Exchange Commission (“SEC”) was conducting an informal inquiry regarding Mayor’s. The SEC has requested documents primarily relating to the warrants that Mayor’s issued to the Company in connection with the Company’s equity investment in Mayor’s in August 2002. The Company is fully cooperating with the SEC investigation.

19.	Segmented information:
      The Company and its subsidiaries have two geographic segments which operate 38 stores in eight Canadian provinces under the Birks brand, and 28 stores in South and Central Florida and metropolitan Atlanta, Georgia, under the Mayor’s brand, in one industry segment, the manufacture and retail of fine jewelry, timepieces and giftware.

HENRY BIRKS & SONS INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
      The two segments are managed and evaluated separately based on operating profit. The accounting policies used for each of the segments are the same as those used for the consolidated financial statements. Inter-segment sales are made at amounts of consideration agreed upon between the two segments.

	Birks			Mayor’s			Consolidation			Totals

	2005	2004	2003	2005	2004	2003	2005	2004	2003	2005	2004	2003

	(Amounts shown in thousands of dollars)
Sales to external customers	$96,600	$90,825	$78,444	$142,701	$125,431	$72,868	$—	$—	$—	$239,301	$216,256	$151,312
Inter-segment sales	8,852	638	413	9	56	192	(8,861)	(694)	(605)	—	—	—
Depreciation and amortization of property and equipment and intangible assets	3,565	3,332	2,896	1,624	1,287	580	—	—	—	5,189	4,619	3,476
Operating income (loss) from continuing operations	3,305	968	3,543	6,853	(1,512)	(2,802)	(226)	(349)	(63)	9,932	(893)	678
Financial costs	4,164	3,743	3,379	4,501	4,427	2,555	—	—	—	8,665	8,170	5,934
Extraordinary gain	—	—	—	—	—	—	—	—	9,042	—	—	9,042
Property and equipment	23,429	22,602	21,585	6,688	6,506	5,670	—	—	—	30,117	29,108	27,255
Goodwill	2,727	2,514	2,258	12,736	12,851	—	—	—	—	15,463	15,365	2,258
Additions to property and equipment	2,764	1,934	2,409	1,798	2,128	1,782	—	—	—	4,562	4,062	4,191
Additions to goodwill	—	—	—	—	13,124	—	—	—	—	—	13,124	—
Additions to intangible assets	74	14	4	—	168	—	—	—	—	74	182	4

20.	Related party transactions:
      (a) The Company is a member of the Iniziativa S.A. group and all related party transactions with companies under its common control and balances are disclosed in the financial statements except the following:

	2005	2004	2003

	(Amounts in 000’s)
Transactions:
Purchases of inventory from supplier related to preferred shareholder	$5,999	$1,993	$711
Purchases of inventory from a company under common control	—	85	200
Management fees to Iniziativa S.A. and Regaluxe Investment S.à.r.l.	916	842	614
Interest expense on convertible note payable to the parent company and preferred shareholder	50	50	26
Interest expense on subordinated loan from Regaluxe Investment S.à.r.l.	203	7	—
Interest expense on loan payable to shareholder	11	22	19

	2005	2004

Balances:
Accounts payable	$1,104,000	$1,761,000
      (b) Management fee paid by Birks to Iniziativa S.A. is payable monthly and renewable annually.
      (c) On April 22, 2004, Mayor’s entered into a Management Consulting Services Agreement (the “Agreement”) with Regaluxe Investment S.à.r.l. Regaluxe is the controlling shareholder of the Company which in turn is the controlling shareholder of Mayor’s. The initial term of the Agreement began on May 1, 2004 and ended on March 31, 2005. The Agreement may be renewed for additional one-year terms by Mayor’s, subject to an annual review and approval by the Mayor’s Corporate Governance Committee. Effective May 1, 2005, the Agreement was renewed for an additional year. Under the Agreement, Regaluxe is

HENRY BIRKS & SONS INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
to provide advisory management and corporate services to Mayor’s for approximately $125,000 per calendar quarter, plus out-of-pocket expenses. In the year ended March 26, 2005, the Company paid $518,000 under this Agreement.
      (d) Regaluxe Investment S.à.r.l. issued a $370,000 (CAN$450,000) Letter of Credit to La Financière du Québec on behalf of Birks, as a security for the term loan from La Financière du Québec (note 9 (a)). The Letter of Credit expires on May 19, 2006 and requires renewal on an annual basis during the term of the loan.
      (e) For the years ended March 26, 2005, March 27, 2004 and March 29, 2003, the Company incurred approximately $148,000, $45,000 and $82,000 in legal fees to a Canadian law firm, of which a director and chairperson of the audit committee of the Company is a senior corporate partner.
      (f) The Company retains Pheidias Project Management and Oberti Architectural & Urban Design for project management and architectural services. Pheidias Project Management and Oberti Architectural & Urban Design have been involved in almost all renovations and new stores since 1993, as well as in the renovation of the Company’s executive offices. The principal of Pheidias Project Management and Oberti Architectural & Urban Design is the spouse of one of the Company’s directors. Pheidias Project Management and Oberti Architectural & Urban Design, as project managers and architects, charged the Company approximately $415,000 for services rendered in the year ended March 26, 2005, $277,000 in the year ended March 27, 2004 and $249,000 in the year ended March 29, 2003.

21.	Financial instruments:

(a)	Economic dependence:
      During the year ended March 26, 2005, approximately 23.0% (2004 - 21.5%; 2003 - 13%) of consolidated sales and 38% of Mayor’s sales (2004 - 37%; period from August 20, 2002 to March 29, 2003 - 28.4%) were of merchandise purchased from Mayor’s largest supplier.

(b)	Concentration of credit risk:
      The Company has a diversified customer base. Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract. Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of trade receivables. The Company regularly monitors the credit risk exposure and takes steps to mitigate the likelihood of these exposures resulting in actual loss. The Company’s extension of credit is based on an evaluation of the customer’s financial condition. Allowances are maintained for potential credit losses consistent with the credit risk, historical trends, general economic conditions and other information.

(c)	Interest rate risk:
      The majority of the Company’s borrowings are at a floating interest rate. The Company does not use any interest rate derivative instruments.

(d)	Fair value of financial instruments:
      The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, Disclosure About Fair Value Financial Instruments. The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data and/or estimation methodologies which may have a material effect on the estimated fair value amounts.

HENRY BIRKS & SONS INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
      Accordingly, the estimates presented herein are not necessarily indicative of the amounts that would be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.
      The Company has determined that the carrying value of its accounts receivable and accounts payable and accrued liabilities approximates fair values as at the balance sheet date because of the short-term maturity of those instruments. For bank indebtedness and loans for leasehold improvements and term loans bearing interest at variable rates, the fair value is considered to approximate the carrying value.
      The fair value of the long-term debt and convertible notes approximates their carrying value. The fair value was calculated using the present value of future payments of principal and interest discounted at the current market rates of interest available to the Company for the same or similar debt instruments with the same remaining maturities.

(e)	Commodity and currency risk:
      The Company has exposure to market risk related to gold purchases and foreign exchange risk. The Company periodically enters into gold futures contracts and foreign exchange forward contracts to economically hedge a portion of these risks. The Company has elected not to apply hedge accounting and, therefore, the contracts have been market to market each period, with changes recorded in the statement of operations. Contracts outstanding at March 26, 2005 are not significant.

22.	Subsequent Event:
      On April 18, 2005, Birks and Mayor’s entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) by and among Birks, Mayor’s and Birks Merger Corporation, a Delaware corporation and wholly-owned subsidiary of Birks (the “Merger Sub”), pursuant to which the Merger Sub will be merged with and into Mayor’s, with Mayor’s surviving and becoming a wholly-owned subsidiary of Birks (the “Merger”).
      Upon the consummation of the Merger, each outstanding share of Mayor’s common stock not currently owned by Birks will be converted into 0.08695 Class A voting shares of Birks. As a result of the Merger, Mayor’s common stock will no longer be listed for trading on the American Stock Exchange (the “AMEX”) although Birks intends to apply to list its Class A voting shares on the AMEX under the trading symbol “BMJ”.
      Consummation of the Merger remains subject to certain conditions, including the approval of Mayor’s disinterested stockholders, a registration statement with respect to Birks’ securities being declared effective by the Securities and Exchange Commission and the listing of Birks’ Class A shares on the AMEX. The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by the provisions of the Merger Agreement, which has previously been filed with the Commission by Mayor’s on Form 8-K.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Stockholders
Mayor’s Jewelers, Inc.
      We have audited the accompanying consolidated balance sheets of Mayor’s Jewelers, Inc. and subsidiaries as of March 26, 2005 and March 27, 2004 and the related consolidated statements of operations, stockholders’ equity, and cash flows for the fiscal years ended March 26, 2005 and March 27, 2004. In connection with our audits of the consolidated financial statements, we also have audited the March 26, 2005 and March 27, 2004 financial statement schedule listed as Schedule II. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above presented fairly, in all material respects, the financial position of Mayor’s Jewelers, Inc. and subsidiaries as of March 26, 2005 and March 27, 2004, and the results of their operations and their cash flows for the fiscal years ended March 26, 2005 and March 27, 2004 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP
Miami, Florida
June 24, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Stockholders
Mayor’s Jewelers, Inc.
Sunrise, Florida
      We have audited the accompanying consolidated statements of operations, stockholders’ equity, and cash flows for the fiscal year ended March 29, 2003 of Mayor’s Jewelers, Inc. (the “Company”). Our audits also included the financial statement schedule listed as Schedule II as it relates to the fiscal year ended March 29, 2003. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audit.
      We conducted our audit in accordance the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
      In our opinion, such consolidated financial statements present fairly, in all material respects, the results of Mayor’s Jewelers, Inc. and Subsidiaries’ operations and their cash flows for the fiscal year ended March 29, 2003 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to such basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.
      As discussed in Note B, the consolidated financial statements for the year ended March 29, 2003 have been restated.

/s/ DELOITTE & TOUCHE LLP
Certified Public Accountants
Miami, Florida
June 6, 2003, (June 22, 2005 as to the effects of Note B)

MAYOR’S JEWELERS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	March 26,	March 27,
	2005	2004

	(Amounts shown in
	thousands except share and
	per share data)
ASSETS
Current Assets:
Cash and cash equivalents	$1,220	$1,448
Accounts receivable (net of allowance for doubtful accounts of $962 and $999, at March 26, 2005 and March 27, 2004, respectively)	6,936	6,446
Inventories	80,439	80,825
Other current assets	632	1,194

Total current assets	89,227	89,913

Property, net	13,143	14,634
Other assets	416	668

Total non-current assets	13,559	15,302

Total assets	$102,786	$105,215

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$13,139	$13,833
Accrued expenses	6,786	9,457
Credit facility	33,501	33,005

Total current liabilities	53,426	56,295

Term loan	12,668	12,668
Other long term liabilities	2,401	2,768

Total long term liabilities	15,069	15,436

Commitments and contingencies (Notes M and N)	—	—
Stockholders’ Equity:
Series A-1 convertible preferred stock, $.001 par value, 15,050 authorized, issued and outstanding at March 26, 2005 and March 27, 2004, liquidation value of $15,050,000	—	—
Common stock, $.0001 par value, 50,000,000 shares authorized, 46,975,546 and 46,945,261 shares issued, at March 26, 2005 and March 27, 2004, respectively	5	5
Additional paid-in capital	207,100	206,981
Accumulated deficit	(143,414)	(144,102)
Less: 9,983,954 shares of treasury stock, at cost	(29,400)	(29,400)

Total stockholders’ equity	34,291	33,484

Total liabilities and stockholders’ equity	$102,786	$105,215

See notes to consolidated financial statements.

MAYOR’S JEWELERS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Fiscal Year	Fiscal Year	Fiscal Year
	Ended	Ended	Ended
	March 26,	March 27,	March 29,
	2005	2004	2003

			(As restated,
			see note B)
	(Amounts shown in thousands except share and
	per share data)
Net sales	$142,710	$125,487	$118,391
Cost of sales	81,715	73,427	78,740

Gross profit	60,995	52,060	39,651

Selling, general and administrative expenses (including non-cash compensation expense, net of $103 and $1,067 for Fiscal 2004 and Fiscal 2003, respectively	53,729	52,283	53,719
Restructuring, asset impairments and other charges	(1,212)	—	2,887
Depreciation and amortization	3,289	3,358	4,177
Goodwill impairment writedown	—	—	(615)

Total operating expenses	55,806	55,641	60,168

Operating income (loss)	5,189	(3,581)	(20,517)
Interest and other income	—	184	1,433
Interest and other financial costs	(4,501)	(4,427)	(6,757)

Income (loss) from continuing operations before income taxes	688	(7,824)	(25,841)
Income tax benefit	—	—	(547)

Income (loss) from continuing operations	688	(7,824)	(25,294)
Loss from discontinued operations, net of income tax expense of $393 in Fiscal 2002	—	—	(1,604)

Net income (loss)	688	(7,824)	(26,898)
Preferred stock cumulative dividend	(100)	(1,316)	(872)
Preferred stock beneficial conversion, value treated as a dividend (See Note B)	—	—	(3,539)
Relative fair value of warrants, value treated as a dividend	—	—	(3,539)
Value of the increase in the Series A Preferred conversion ratio and the additional warrants issued to Birks	(17)	—	(441)

Net income (loss) attributable to common stockholders	$571	$(9,140)	$(35,289)

Weighted average shares outstanding
Basic	36,968,296	26,377,886	19,568,006
Diluted	93,177,445	26,377,886	19,568,006
Income (loss) per share, basic:
Continuing operations	$0.02	$(0.35)	$(1.72)
Discontinued operations	0.00	(0.00)	(0.08)

	$0.02	$(0.35)	$(1.80)

Income (loss) per share, diluted:
Continuing operations	$0.01	$(0.35)	$(1.72)
Discontinued operations	0.00	(0.00)	(0.08)

	$0.01	$(0.35)	$(1.80)

See notes to consolidated financial statements.

MAYOR’S JEWELERS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

		Series A/
		Series A-1
	Preferred	Convertible	Common		Additional
	Shares	Preferred	Shares	Common	Paid-In	Accumulated	Comprehensive	Treasury
	Outstanding	Stock	Outstanding	Stock	Capital	Deficit	(Loss) Income	Stock	Total

	(Amounts in thousands except share data)
BALANCE AT MARCH 30, 2002	0	$0	19,525,749	$3	$194,527	$(109,380)		$(29,400)	$55,750
Comprehensive loss:
Net loss	—	—	—	—	—	(26,898)	$(26,898)	—	(26,898)

Common stock issued pursuant to Employee Stock Purchase Plan	—	—	82,561	—	23	—		—	23
Sale of Series A Convertible Preferred Stock and warrants, net (See Note L)	15,050	—	—	—	13,552	—		—	13,552
Recognition of relative fair value of warrants (as Restated)	—	—	—	—	3,539	—		—	3,539
Non-cash dividend for relative fair value of warrants (as Restated)	—	—	—	—	(3,539)	—		—	(3,539)
Recognition of beneficial conversion value of Series A Convertible Preferred Stock (as Restated)	—	—	—	—	3,539	—		—	3,539
Non-cash dividend for beneficial conversion feature of Series A (as Restated)	—	—	—	—	(3,539)	—		—	(3,539)
Recognition of the value of the increase in the Series A Preferred conversion ratio and the additional warrants issued to Birks (as Restated)	—	—	—	—	441	—		—	441
Non-cash dividend for the value of the increase in the Series A Preferred conversion ratio and the additional warrants (as Restated)	—	—	—	—	(441)	—		—	(441)

BALANCE AT MARCH 29, 2003	15,050	0	19,608,310	3	208,102	(136,278)		(29,400)	42,427
Comprehensive loss:
Net loss	—	—	—	—	—	(7,824)	$(7,824)	—	(7,824)

Cashless exercise of warrants	—	—	17,352,997	2	(2)	—		—	—
Non-cash compensation expense related to warrants and Birks sale of stock (See Note L)	—	—	—	—	1,067	—		—	1,067
Exchange of Series A Convertible Preferred Stock	(15,050)	—	—	—	—	—		—	—
Issuance of Series A-1 Convertible Preferred Stock	15,050	—	—	—	—	—		—	—
Dividend payment	—	—	—	—	(2,186)	—		—	(2,186)

BALANCE AT MARCH 27, 2004	15,050	0	36,961,307	5	206,981	(144,102)		(29,400)	33,484
Comprehensive income:
Net income	—	—	—	—	—	688	$688	—	688

Common stock issued pursuant to Employee Stock Purchase Plan	—	—	30,285	—	16	—		—	16
Non-cash compensation (credit) related to warrants and Birks sale of stock, net (See Note L)	—	—	—	—	103	—		—	103
Recognition of the value of the increase in the Series A Preferred conversion ratio and the additional warrants issued to Birks	—	—	—	—	17	—		—	17
Non-cash dividend for the value of the increase in the Series A
Preferred conversion ratio and the additional warrants	—	—	—	—	(17)	—		—	(17)

BALANCE AT MARCH 26, 2005	15,050	$0	36,991,592	$5	$207,100	$(143,414)		$(29,400)	$34,291

See notes to consolidated financial statements.

MAYOR’S JEWELERS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year	Fiscal Year	Fiscal Year
	Ended	Ended	Ended
	March 26,	March 27,	March 29,
	2005	2004	2003

			(As restated,
			see note B)
	(Amounts shown in thousands)
Cash flow from operating activities
Net income (loss)	$688	$(7,824)	$(26,898)
Deduct loss from discontinued operations	—	—	(1,604)

Income (loss) from continuing operations	688	(7,824)	(25,294)

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	3,289	3,358	4,177
Amortization of debt costs	604	432	531
Provision for doubtful accounts	274	269	2,785
Goodwill impairment writedown	—	—	(615)
Closing stores asset writedown	—	—	(1,935)
Write-off of deferred financing costs	—	—	2,055
Non-cash compensation expense related to warrants and Birks sale of stock, net	103	1,067	—
(Increase) decrease in assets:
Net proceeds from sale of private label credit card receivables	—	—	12,147
Accounts receivable	(764)	(938)	3,148
Inventories	386	(4,072)	615
Other assets	567	1,770	(1,517)
Increase (decrease) in liabilities:
Accounts payable	(694)	35	2,598
Accrued expenses and other long term liabilities	(3,038)	1,745	1,527
Accrued restructuring	—	—	(6,554)

Net cash provided by (used in) continuing operations	1,415	(4,158)	(6,332)
Net cash used in discontinued operations	—	(527)	(128)

Net cash provided by (used in) operating activities	1,415	(4,685)	(6,460)

Cash flows from investing activities:
Proceeds from sales of fixed assets	18	74	5,547
Capital expenditures, net	(1,816)	(2,194)	(2,014)

Net cash (used in) provided by investing activities	(1,798)	(2,120)	3,533

Cash flows from financing activities:
Borrowings under line of credit	143,593	136,434	160,913
Line of credit repayments	(143,097)	(126,712)	(172,656)
Principal borrowings on term loan	—	2,000	—
Principal payment on term loan	—	(2,000)	—
Proceeds from issuance of preferred convertible stock and warrants, net	—	—	13,552
Proceeds from sale of stock under employee purchase plans	16	—	23
Payment of commitment fee	(357)	(341)	(650)
Dividend paid to preferred stockholders	—	(2,186)	—
Other	—	—	41

Net cash provided by financing activities	155	7,195	1,223

Net (decrease) increase in cash and cash equivalents	(228)	390	(1,704)
Cash and cash equivalents at beginning of year	1,448	1,058	2,762

Cash and cash equivalents at end of year	$1,220	$1,448	$1,058

Supplemental cash flow information:
Interest paid	$3,597	$4,383	$4,605

Income taxes received	$—	$—	$(91)

Non-cash investing and financing activities:
Property acquired with debt	$311	$130	$—

Par value of 17,352,997 shares of common stock issued pursuant to cashless exercise of warrants	$—	$2	$—

Non-cash dividend for relative fair value of warrants	$—	$—	$3,539

Non-cash dividend for beneficial conversion feature of Series a Convertible Preferred Stock	$—	$—	$3,539

Non-cash dividend for the value of the increase in the Series a Preferred conversion ratio and the additional warrants issued to Birks	$17	$—	$441

See notes to consolidated financial statements.

MAYOR’S JEWELERS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Fiscal Years Ended March 26, 2005, March 27, 2004 and March 29, 2003

A.	NATURE OF BUSINESS:
      Mayor’s Jewelers, Inc. and subsidiaries (“Mayor’s” or the “Company”) is primarily engaged in the sale of jewelry, timepieces and other consumer products, within Mayor’s luxury jewelry stores. The Company operates 28 stores with locations in South and Central Florida and metropolitan Atlanta, Georgia.
      The Company’s consolidated financial statements are prepared on a 52/53-week retail fiscal year basis. The fifty-two weeks ended March 26, 2005, March 27, 2004 and March 29, 2003 are referred to herein as Fiscal 2004, Fiscal 2003 and Fiscal 2002, respectively.

B.	RESTATEMENT:
      Subsequent to the issuance of the Company’s financial statements, management determined that the consolidated financial statements for the fiscal year ended March 29, 2003 should be restated to properly account for the following:
      The Company corrected the allocation of the proceeds from the investment from Henry Birks & Sons Inc, (“Birks”) to a relative fair value basis which resulted in the allocation of $11.51 million to the Series A Preferred and $3.539 million to the warrants from $11.25 million and $3.80 million, respectively, previously based on a residual value method. Additionally, the fair value assigned to the warrants is being recognized as a dividend to Birks and the previously recognized beneficial conversion feature of $3.80 million is reduced to $3.54 million as a result of the change in valuation of the warrants. The dividends have a neutral effect on the Company’s total stockholders’ equity; however they increase the net loss attributed to common stockholders for the year ended March 29, 2003.
      The Company recognized as a non-cash dividend to Birks, the value of the increase in the conversion ratio of the number of common stock shares Birks would receive upon conversion of the Series A Preferred into common stock and the increase in warrants issued to Birks that were not granted to certain current or former employees of Birks or its affiliates, who were, or later became employees of or provided services to the Company, as a result of the anti-dilution provisions of the Series A Preferred and the warrants. The dividends have a neutral effect on the Company’s total stockholders’ equity; however they increase the net loss attributed to common stockholders for the year ended March 29, 2003.
      The Company reclassified the net proceeds received from the sale of private label credit card receivables from financing activities to operating activities in the consolidated statement of cash flows for the year ended March 29, 2003.
      The following information presents a summary of the impact of the adjustments on the Company’s financial information as previously reported in Amendment No. 1, Form 10-K/ A for the year ended March 29, 2003:

	Year Ended
	March 29, 2003

	(As Previously
	Reported)	(As Restated)

Net loss	$(26,898)	$(26,898)
Preferred stock cumulative dividend	(872)	(872)
Preferred stock beneficial conversion, value treated as dividend	(3,797)	(3,539)
Relative fair value of warrants, value treated as dividend	—	(3,539)
Value of the increase in the Series A Preferred conversion ratio and the additional warrants issued to Birks	—	(441)

Net loss attributable to common stockholders	$(31,567)	$(35,289)

Loss per share, basic and diluted:
Continuing operations	$(1.53)	$(1.72)
Discontinued operations	(0.08)	0.08)

	$(1.61)	$(1.80)

MAYOR’S JEWELERS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Year Ended
	March 29, 2003

	(As Previously
	Reported)	(As Restated)

Cash flow from operating activities
(Increase) decrease in assets:
Net proceeds from sale of private label credit card receivables	—	12,147
Net cash (used in) provided by continuing operations	(18,479)	(6,332)
Net cash (used in) provided by operating activities	(18,607)	(6,460)
Cash flows from investing activities:
Net proceeds from sale of private label credit card receivables	12,147	—
Net cash provided by (used in) financing activities	13,370	1,223

C.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
      (1) Principles of Consolidation — The consolidated financial statements include the accounts of Mayor’s and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in the consolidation.
      (2) Significant Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
      (3) Concentration of Risk — During Fiscal 2004, merchandise supplied by Rolex, the Company’s largest supplier, accounted for approximately 38% of Mayor’s total net sales.
      (4) Revenue Recognition — Sales are recognized at the point of sale when merchandise is taken by or shipped to a customer. Shipping and handling fees billed to customers are included in net sales. Revenues from gift certificate sales and store credits are recognized upon redemption. Sales of consignment merchandise are recognized at such time as the merchandise is sold and recorded on a gross basis in accordance with Emerging Issues Task Force (“EITF”) 99-19 because Mayor’s is the primary obligor of the transaction, has general latitude on setting the price, has discretion as to the suppliers, is involved in the selection of the product and has inventory loss risk. Sales are reported net of returns. Mayor’s generally gives its customers the right to return merchandise purchased by them within 30 days for jewelry and 10 days for timepieces and records an accrual at the time of sale for the effect of the estimated returns.
      (5) Cash and Cash Equivalents — The Company considers all highly liquid investments purchased with original maturities of three months or less and amounts receivable from credit card issuers to be cash equivalents. Amounts receivable from credit card issuers are typically converted to cash within 2 to 4 days of the original sales transaction. These amounts totaled approximately $1.1 million as of March 26, 2005 and March 27, 2004.
      (6) Accounts Receivable — Accounts receivable arise primarily from customers’ use of the Mayor’s credit cards. Several installment sales plans are offered which vary as to repayment terms and finance charges assessed. Finance charges, when applicable, accrue at rates ranging from 9.9% to 18% per annum. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Finance charge income was $0.2 million for Fiscal 2004, $0.3 million for Fiscal 2003 and $1.5 million for Fiscal 2002 and is recorded in net sales in the accompanying Consolidated Statements of Operations.

MAYOR’S JEWELERS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Certain sales plans of Mayor’s provide for revolving lines of credit and/or installment plans under which the payment terms may exceed one year. In accordance with industry practice, these receivables are included in current assets in the accompanying Consolidated Balance Sheets. The portion of these receivables as of March 26, 2005 that is not scheduled to be collected during the year ending March 25, 2006 is approximately $1.6 million or 22% of Mayor’s chargecard receivable.
      (7) Inventories — Mayor’s inventories are valued using the first in, first out method (“FIFO”). The Company records provisions for lower of cost or market, damaged goods, and slow-moving inventory. The cost of inbound freight is included in the carrying value of the inventories. Purchase discounts are recorded as a reduction of inventory cost and are recorded to cost of sales as the items are sold. Mark down dollars received from vendors are recorded as a reduction of inventory costs to the specific items to which they apply and are recognized in cost of sales once the items are sold. Other vendor allowances, primarily related to the achievement of certain milestones, are infrequent and insignificant and are recognized upon achievement of the specified milestone in cost of sales. The changes in the level of discounts between comparative periods are not significant.
      (8) Property — Property is stated at cost net of accumulated depreciation and is depreciated using the straight-line method over the following estimated useful lives of the respective assets:

Estimated
Asset	Useful Life

Furniture and fixtures	5 years
Automobiles and trucks	3 years
Computer hardware and software	3 years
Leasehold improvements are amortized over the shorter of the term of the respective lease or the useful life of the asset. Maintenance and repair costs are charged to selling, general and administrative expenses as incurred while expenditures for major renewals and improvements are capitalized. Upon the disposition of property, the accumulated depreciation is deducted from the original cost, and any gain or loss is recorded in the Consolidated Statements of Operations.
      (9) Leases — Lessor incentive amounts on operating leases are deferred and amortized as a reduction of rent expense over the term of the lease. Rent expense is recorded on a straight-line basis, which takes into effect any rent escalations, rent holidays and fixturing periods. Lease terms are from the inception of the fixturing period until the end of the initial term and exclude renewal periods.
      (10) Income Taxes — The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes.” Under SFAS 109, deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the bases for income tax purposes, and (b) operating loss and tax credit carryforwards.
      (11) Long-lived Assets — Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Measurement of an impairment loss for such long-lived assets would be based on the fair value of the asset. Long-lived assets to be disposed of are reported generally at the lower of the carrying amount or fair value less cost to sell.
      (12) Deferred Financing Costs — The Company amortizes deferred financing costs incurred in connection with its financing agreements using the effective interest method over the related period. Such deferred costs are included in other assets in the accompanying Consolidated Balance Sheets.

MAYOR’S JEWELERS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      (13) Cost of Sales — Cost of sales includes direct inbound freight, direct labor related to repair services, design, creative and the jewelry studio, inventory shrink, inventory thefts, and jewelry, watch and giftware boxes. Indirect freight including inter-store transfers, receiving costs, distribution costs, warehousing costs and quality control costs are included in selling, general and administrative expenses.
      (14) Advertising Costs — Advertising costs are charged to expense as incurred. The Company and its vendors participate in cooperative advertising programs in which the vendors reimburse the Company for a portion of certain specific advertising costs which are netted against advertising expense in the selling, general and administrative expenses within the Consolidated Statements of Operations and amounted to $2.7 million, $2.3 million and $1.5 million in Fiscal 2004, Fiscal 2003 and Fiscal 2002, respectively. Advertising expense, net of vendor cooperative advertising allowances, amounted to $5.2 million, $4.5 million and $3.1 million in Fiscal 2004, Fiscal 2003 and Fiscal 2002, respectively.
      (15) Pre-opening Expenses — Pre-opening expenses related to the opening of new and relocated stores are expensed as incurred.
      (16) Comprehensive Income (Loss) — Comprehensive income (loss) includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.
      (17) Reclassifications — Certain amounts in the prior years’ financial statements have been reclassified to conform to the current year presentation.
      (18) Accounting for Stock-Based Compensation — The Company applies Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for its stock-based compensation plans. Accordingly, no stock-based compensation cost has been recognized for such plans. Had compensation cost for the Company’s stock-based compensation plans been determined using the fair value method described in SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148 “Accounting for Stock-Based Compensation — Transition and Disclosure,” at the grant dates for awards granted in Fiscal 2004, Fiscal 2003 and Fiscal 2002 under these plans, the Company’s net income (loss) attributable to common stock and income (loss) per share would have been reduced to the proforma amounts presented below:

	Fiscal	Fiscal	Fiscal
	2004	2003	2002

Continuing operations	$571	$(9,140)	$(29,963)
Discontinued operations	—	—	(1,604)

Net income (loss) attributable to common stockholders as reported	571	(9,140)	(31,567)
Adjust for non-cash compensation expense for warrants recorded pursuant to APB 25	(32)	867	—

Adjusted net income (loss)	539	(8,273)	(31,567)
Stock-based employee compensation expense determined under fair-value-based method for all awards, net of tax	(232)	(1,495)	(733)

Proforma net income (loss)	$307	$(9,768)	$(32,300)

Income (loss) per share
As reported basic:
Continuing operations	$0.02	$(0.35)	$(1.53)
Discontinued operations	0.00	(0.00)	(0.08)

	$0.02	$(0.35)	$(1.61)

MAYOR’S JEWELERS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Fiscal	Fiscal	Fiscal
	2004	2003	2002

As reported diluted:
Continuing operations	$0.01	$(0.35)	$(1.53)
Discontinued operations	0.00	(0.00)	(0.08)
	$0.01	$(0.35)	$(1.61)
Proforma basic:
Continuing operations	$0.01	$(0.37)	$(1.57)
Discontinued operations	0.00	(0.00)	(0.08)

	$0.01	$(0.37)	$(1.65)

Proforma diluted:
Continuing operations	$0.00	$(0.37)	$(1.57)
Discontinued operations	0.00	(0.00)	(0.08)

	$0.00	$(0.37)	$(1.65)

      The fair value of each option grant was estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in Fiscal 2004, Fiscal 2003 and Fiscal 2002: expected volatility of 94%, 97% and 90%, respectively, risk-free interest rate of 3.61%, 2.80% and 2.53%, respectively, expected lives of approximately five years and a dividend yield of zero for all three fiscal years presented. The weighted average fair values of options granted during Fiscal 2004, Fiscal 2003 and Fiscal 2002 were $0.45, $0.51 and $0.28, respectively. The fair value of each warrant grant was estimated as of the date of grant (see Note L) using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants: expected volatility of 49.2%, risk-free interest rate of 4.48%, expected lives of approximately twenty years and a dividend yield of zero. The weighted average fair values of warrants granted during Fiscal 2002 were $0.26.
      (19) Newly Issued Accounting Standards — In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123(R) “Share-Based Payment” which addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123(R) requires an entity to recognize the grant-date fair-value of stock options and other equity-based compensation issued to employees in the income statement. SFAS No. 123(R) generally requires that an entity account for those transactions using the fair-value-based method, and eliminates an entity’s ability to account for share-based compensation transactions using the intrinsic value method of accounting in APB Opinion No. 25, “Accounting for Stock Issued to Employees,” which was permitted under SFAS No. 123, as originally issued. SFAS No. 123(R) is effective for the Company for the first quarter of Fiscal 2006 which ends on June 24, 2006. The impact of the adoption of SFAS No. 123(R) on the financial position or results of operations of Mayor’s has not yet been determined.
      In November 2004, the FASB issued SFAS No. 151, “Inventory Costs,” to amend the guidance in Chapter 4, “Inventory Pricing,” of FASB Accounting Research Bulletin No. 43, “Restatement and Revision of Accounting Research Bulletins.” SFAS No. 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). The Statement requires that those items be recognized as current-period charges. Additionally, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. The adoption of SFAS No. 151 is not expected to have a material effect on the financial position or results of operations of Mayor’s.

MAYOR’S JEWELERS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-Monetary Assets — an Amendment of APB Opinion No. 29,” to address the accounting for non-monetary exchanges of productive assets. SFAS No. 153 amends APB No. 29, “Accounting for Non-monetary Exchanges,” which established a narrow exception for non-monetary exchanges of similar productive assets from fair value measurement. SFAS No. 153 eliminates that exception and replaces it with an exception for exchanges that do not have commercial substance. Under SFAS No. 153 non-monetary exchanges are required to be accounted for at fair value, recognizing any gains or losses, if the fair value is determinable within reasonable limits and the transaction has commercial substance. It specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective prospectively for non-monetary asset exchange transactions in fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 is not expected to have a material effect on the financial position or results of operations of Mayor’s.
      In March 2005, the FASB issues Interpretation No. 47 (“FIN 47”), Accounting for Conditional Asset Retirement Obligation to clarify that an entity must recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. FIN 47 also defines when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. Retrospective application of interim financial information is permitted but is not required. Early adoption of this Interpretation is encouraged. The Company is evaluating the impact the adoption of FIN 47 would have on the financial position and result of operations of Mayor’s.
      (20) Earnings (Loss) Per Share — Earnings (loss) per share is calculated based upon the weighted average number of shares outstanding during each period. Diluted earnings (loss) per share is not presented as the assumed conversion of options and warrants would be anti-dilutive.

D.	RESTRUCTURING, ASSET IMPAIRMENTS AND OTHER CHARGES:
      Other charges for Fiscal 2004 are comprised of approximately ($1.2) million of income as a result of a settlement of a sales tax audit for less than the amount accrued as well as the adjustment of other sales tax contingency estimates.
      Restructuring, asset impairments and other charges recorded in Fiscal 2002 consist of charges primarily for professional fees related to the execution of the previously mentioned Restructuring Plan of approximately $1.9 million, reserves related to sales tax liabilities of approximately $1.9 million, severance costs related to the departure of the former Chief Executive Officer of approximately $0.5 million and charges related to the sale of certain of the Company’s accounts receivable of approximately $0.4 million. Additionally, approximately $1.9 million of reserves recorded in Fiscal 2002 related to the exit of leases for closed stores were reversed to income due to the fact that the leases were terminated at costs more favorable than originally estimated.

E.	GOODWILL IMPAIRMENT WRITEDOWN:
      The goodwill impairment income of $0.6 million for Fiscal 2002 relates to the reversal of excess tax reserves due to a settlement with the Internal Revenue Service for less than the amount reserved. The tax matters existed prior to the acquisition of Mayor’s Jewelers, Inc. and would have been reversed against goodwill, however due to the fact that the goodwill was written off in Fiscal 2001 the reversal is classified in the same line item as the impairment.

MAYOR’S JEWELERS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

F.	DISCONTINUED OPERATIONS:
      The Company closed its store at Tysons Galleria in McLean, Virginia in March 2003 in order to concentrate its merchandising and marketing efforts in its core Florida and Georgia marketplace. In accordance with SFAS No. 144, the closing of the store is classified as a discontinued operation. Net losses for discontinued operations related to this store for Fiscal 2002 were $0.4 million. The loss on disposal of the store due to closure was approximately $1.2 million and related primarily to costs to exit the lease, write-off of fixed assets and severance offset by the write-off of deferred revenue from landlord inducements. Store sales for Fiscal 2002 were $1.5 million.

G.	SALE OF ACCOUNTS RECEIVABLE:
      On October 1, 2002, the Company sold, in accordance with SFAS No. 140, $13.1 million of its $18.5 million credit card portfolio to Wells Fargo on a non-recourse basis. A charge on disposal of the portfolio of $413,000 related to the sale is included in other charges in the Consolidated Statement of Operations for Fiscal 2002. The proceeds from the sale are included in operating cash flows in the Fiscal 2002 Consolidated Statement of Cash Flows. The Company retained gross receivables of $5.4 million representing customers with balances greater than an agreed upon amount and certain accounts that Wells Fargo did not wish to purchase. The Company continues to provide Wells Fargo the opportunity to purchase accounts receivable at a discount and on a non-recourse basis going forward.

H.	INVENTORIES:
      Inventories are summarized as follows:

	March 26,	March 27,
	2005	2004

	Company	Company
	Owned	Owned

	(Amounts shown in
	thousands)
Raw materials	$893	$1,415
Finished goods	79,546	79,410

	$80,439	$80,825

      In addition, the Company held inventory on consignment at March 26, 2005 and March 27, 2004 with a cost of approximately $14,198,000 and $11,460,000, respectively.

I.	PROPERTY:
      The components of property are as follows:

	March 26,	March 27,
	2005	2004

	(Amounts shown in
	thousands)
Furniture and fixtures	$5,701	$5,532
Leasehold improvements	27,951	27,266
Computer hardware and software	7,020	6,734
Automobiles and trucks	15	83

	40,687	39,615
Less accumulated depreciation	(27,544)	(24,981)

	$13,143	$14,634

MAYOR’S JEWELERS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Depreciation expense for Fiscal 2004, Fiscal 2003 and Fiscal 2002 was approximately $3.3 million, $3.4 million and $4.2 million, respectively.

J.	TERM LOAN AND CREDIT FACILITY:
      As of March 26, 2005, the Company had a $58 million working capital credit facility with Fleet Retail Group LLC (formerly known as Fleet Retail Finance) and GMAC and a $12.7 million junior secured term loan with Back Bay Capital. On April 29, 2005, the Company paid down $1 million of the principal balance of the junior secured term loan without any prepayment penalty. Both of the debt facilities have a maturity date of August 20, 2006 and are collateralized by substantially all of the Company’s assets. On September 7, 2004, the Company entered into a Fourth Amendment to the working capital facility and the junior secured term loan (the “Amended Credit Agreement”). The Amended Credit Agreement provides for, among other things, an extended maturity date to August 20, 2006, a 1.25% reduction of interest on the junior secured term loan, an interest reduction on the Fleet Retail Group LLC-GMAC portion of the credit facility, the elimination of two financial covenants and the increase in the capital expenditures allowed pursuant to the sole remaining financial covenant to $4.5 million which is measured annually. Availability under the working capital facility is determined based upon a percentage formula applied to certain inventory and accounts receivable as allowed by an amendment on February 20, 2004, and has certain restrictions regarding borrowing availability. The interest rate under the working capital facility as of March 26, 2005 was 6.25% (prime plus 0.5%). On March 4, 2005, the capital expenditure limit was further increased to $5,000,000 per fiscal year. The Company was in compliance with the capital expenditure covenant for Fiscal 2004. On May 3, 2005, the banking facilities were further amended to allow for the interest rate of the Company’s revolving credit facility to be based on either a prime rate plus a specified margin dependant on the level of excess borrowing availability, or a LIBOR based rate (“Eurodollar”) plus a specified margin, based on the level of borrowing availability, at the Company’s election. The junior secured term loan currently bears an effective interest rate of 12.75% and is subject to similar restrictions and covenants, including the capital expenditure covenant, as the working capital facility as well as certain prepayment penalties.
      Based on this, after taking into consideration the foregoing borrowing restrictions, the Company had approximately $47.4 million of borrowing capacity under its working capital facility and term loan at March 26, 2005 and, after netting the outstanding borrowings of $33.5 million and letter of credit commitments of $550,000, the Company had excess borrowing capacity of approximately $13.3 million. The Company relies on its short-term borrowings under the credit facility to finance its operations on a day-to-day basis.
      Information concerning the Company’s short-term borrowings follows. All borrowings under the working capital facility are considered short term, due to the fact that the borrowing availability is based on certain inventory and accounts receivable balances which are short-term in nature.

	Year Ended	Year Ended
	Mar. 26,	Mar. 27,
	2005	2004

	(Amounts shown in
	thousands)
Maximum borrowings outstanding during the fiscal year	$48,417	$39,955
Average outstanding balance during the fiscal year	$35,178	$31,004
Weighted average interest rate for the fiscal year	5.6%	6.3%

MAYOR’S JEWELERS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

K.	INCOME TAXES:
      The significant items comprising the Company’s net deferred taxes as of March 26, 2005 and March 27, 2004 are as follows:

	March 26,	March 27,
	2005	2004

	(Amounts shown in
	thousands)
Deferred Tax Assets:
Difference between book and tax basis of property	$4,799	$4,339
Compensation expense on warrants	322	335
Sales returns and doubtful accounts allowances not currently deductible	436	472
Inventory reserves not currently deductible	1,401	2,578
Federal net operating loss and tax credit carryforward	28,331	27,025
State net operating loss carryforward	3,697	3,351
Other reserves not currently deductible	1,784	2,502
Purchase accounting differences in basis of sales returns allowances acquired	40	40

	40,810	40,642

Net deferred tax asset before valuation allowance	40,810	40,642
Valuation allowance	(40,810)	(40,642)

Net deferred tax asset	$0	$0

      There were no current or deferred provisions for income taxes in Fiscal 2004, Fiscal 2003 or Fiscal 2002.
      The provision (benefit) for income taxes varies from the amount computed by applying the Federal income tax statutory rate of 34% for the reasons summarized below:

	Year Ended	Year Ended	Year Ended
	March 26, 2005	March 27, 2004	March 29, 2003

	Rate	Rate	Rate

Statutory rate	34.0%	34.0%	34.0%
Increase in valuation allowance	(24.6)%	(80.6)%	(35.4)%
State income taxes, net of Federal tax benefit	(17.9)%	0.0%	2.7%
Sec. 382 Federal and state NOL adjustment	0.0%	52.6%	0.0%
Nondeductible compensation expense on private stock sale	6.7%	0.0%	0.0%
Foreign operations	1.5%	0.0%	(1.8)%
Other	0.3%	(6.0)%	2.6%

	0.0%	0.0%	2.1%

      The Company has a Federal net operating loss carryforward of approximately $80.4 million and state net operating loss carryforward of approximately $79.9 million. Due to Section 382 limitations resulting from the change in ownership in Fiscal 2002, the utilization of approximately $41.3 million of the preacquisition net operating loss carryforward is limited to $953,490 on an annual basis, resulting in a valuation allowance of approximately $23.0 million for preacquisition net operating loss carryforwards that will more than likely not be realized. The Federal net operating loss carryforward expires beginning in Fiscal 2009 through Fiscal 2022

MAYOR’S JEWELERS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
and the state net operating loss carryforward expires beginning in Fiscal 2008 through Fiscal 2022. The Company also has an alternative minimum tax credit carryforward of approximately $0.8 million to offset future Federal income taxes. The valuation allowance has been recorded to reduce the net deferred tax asset to the amount that the Company believes, after evaluating the currently available evidence, will more likely than not be realized.

L.	RELATED PARTY TRANSACTIONS:
      On August 20, 2002, the Company closed on a $15.05 million gross equity investment transaction with Henry Birks & Sons Inc. (“Birks”). The Company incurred expenses related to the raising of the capital of approximately $1.5 million, which was netted against the proceeds in stockholders’ equity. As consideration for the investment, Birks received 15,050 shares of Series A Convertible Preferred Stock (“Series A Preferred”), a newly formed class of stock that was initially convertible into 50,166,667 shares of common stock. The conversion ratio of the Series A Preferred to common stock is subject to certain anti-dilution provisions. Birks also received warrants that were exercisable for 12,424,596 shares of common stock at $0.30 per share, 12,424,596 shares of common stock at $0.35 per share and 12,424,595 shares of common stock at $0.40 per share. The warrants also contain certain anti-dilution provisions which upon the occurrence of certain events can increase the number of warrants and decrease the exercise price. The preferred stock and warrants were issued by the Company without being registered, relying on an exemption under 4(2) of the Securities Act of 1933, as amended. Birks had entered into an Amended and Restated Registration Rights Agreement with the Company, whereby Birks has the right to require the Company, on a best efforts basis, to register all of the shares underlying the above-described securities issued to Birks.
      The proceeds of $15.05 million were assigned to the Series A Preferred and warrants based on their relative fair values pursuant to Emerging Issues Task Force, (“EITF”) 00-27 Application of Issue No. 98-5 to Certain Convertible Instruments in the amount of $11.51 million and $3.54 million, respectively. The fair value assigned to the warrants represents a discount on the Series A Preferred that is treated as a non-cash dividend to Birks. Furthermore, the value of the common stock that the Series A Preferred were convertible into at the date of the investment was $15.05 million which creates a $3.54 million beneficial conversion feature for the Series A Preferred, as a result of the fair value assigned to the Series A Preferred of $11.51 million, and results in an additional non-cash dividend to Birks at the time of the investment since the Series A Preferred are convertible immediately. The dividends have a neutral effect on the Company’s total stockholders’ equity; however they increase the net loss attributed to common stockholders for the year ended March 29, 2003.
      On November 1, 2002 and March 14, 2003, Birks granted rights to receive 4,250,000 and 500,000, respectively, of its warrants to Thomas A. Andruskevich, John Ball, Joseph Keifer, Carlo Coda-Nunziante, Marco Pasteris and Filippo Recami, current or former employees of Birks or its affiliates, who were, or later became employees of or provided services to the Company. The rights to receive these warrants are contingent upon fulfillment of certain time based employment vesting requirements. The exercise price of the assigned warrants was $0.29 per share, after certain anti-dilution adjustments. The granted warrants subject Mayor’s to variable accounting rules due to their cashless exercise feature and vesting schedule which requires compensation expense (credit) calculated as the increase or decrease in intrinsic value of the vested warrants, based on the change in market value of the underlying stock. Non-cash compensation (credit) expense for the years ended March 26, 2005, March 27, 2004 and March 29, 2003 related to these warrants was approximately ($32,000), $867,000 and $0, respectively. As of March 26, 2005, the number of warrants increased to 4,776,899, all of which were vested, and the exercise price was $0.29 as a result of the anti-dilution provisions contained in the warrant agreements. On May 26, 2005, the Company purchased 501,348 of these warrants from one of the holders for $150,000, the estimated fair value.

MAYOR’S JEWELERS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      On November 6, 2003, Birks exercised 32,523,787 of the warrants on a cashless basis based on an average market price of $0.766, as defined in the warrant agreements. The cashless feature of exercise resulted in the issuance of 17,352,997 shares of common stock and the forfeiture of 15,170,790 warrants. Birks had 288,517, 306,317 and 306,317 warrants exercisable at $0.29, $0.34 and $0.39, respectively, including adjustments for the anti-dilution provisions as of March 26, 2005. A non-cash dividend of approximately $83,000 was recognized in the year ended March 29, 2003 related to the value of the additional warrants granted to Birks as a result of the anti-dilution provisions with a corresponding increase in additional paid-in capital. The anti-dilution provisions provide for the increase in the number of warrants issued to Birks and have potential to decrease the exercise price and are triggered each time the Company issues common stock, options or other convertible securities. The value of additional warrants granted to Birks pursuant to the anti-dilution provisions for the years ended March 26, 2005 and March 27, 2004 was insignificant.
      On June 15, 2004, Birks sold 500,000 and 250,000 shares of Mayor’s common stock to Emily Berlin, a director of Mayor’s and Randolph Dirth, a consultant to Birks who later became an employee of Birks, respectively, for $0.50 per share in a private placement sale. The sale of the 750,000 shares of common stock resulted in non-cash compensation expense of $135,000 recorded by Mayor’s which represented the difference between the market value of the stock and the selling price at the date of the sale, which is included in selling, general and administrative expense in the Fiscal 2004 Consolidated Condensed Statement of Operations. On March 22, 2004, Birks sold 1,000,000 shares of Mayor’s common stock at $0.50 per share in a private placement sale to the spouse of one of the Company’s Directors. The sale of stock resulted in non-cash compensation expense of $200,000 recorded by Mayor’s, which represented the difference between the market value of the stock and the selling price at the date of the sale, which is included in selling, general and administrative expense in the Fiscal 2003 Consolidated Statement of Operations.
      The Company’s Certificate of Designation (the “Certificate”) for the Series A Preferred provided that the holders of the preferred stock were entitled to receive dividends on each share of preferred stock at a rate per annum of $95 per share which equates to approximately $1.4 million annually, a 9.5% yield on the $15,050,000 investment. The Certificate called for the dividends to remain unpaid until January 15, 2005 for dividends cumulated through October 14, 2004; thereafter, all dividends, including cumulative but unpaid, were to be payable quarterly in arrears on each January 15, April 15, July 15 and October 15 of each year, commencing on January 15, 2005 if declared by the Board of Directors. The Certificate further provided that the Series A Preferred had a liquidation value of $1,000 per share.
      The Certificate also provided that Birks had the right to elect a percentage of the total authorized Directors of the Company, rounded to the next highest whole number, corresponding to the percentage of common stock that would be held by Birks on the record date of such election as if Birks had converted all of the Series A Preferred then outstanding into common stock. Currently, Birks has the right to elect seven of the nine members of the Company’s Board of Directors.
      In January 2004, Birks asked the Company to consider paying an early payment of the cumulative dividends earned by Birks on the Series A Preferred, which approximated $2,185,755 through February 28, 2004. Also, in January 2004, the Company formed a committee of independent directors of its Board (the “Committee”) to evaluate Birks’ request. The Committee retained an investment-banking firm, Capitalink, L.C. (“Capitalink”) to perform certain analyses of the structure of the proposed transaction.
      The Company determined that in order to effectuate the payment of an early dividend it would have to issue a new series of preferred stock to Birks in exchange for its shares of Series A Preferred (the “Exchange”). The Company also determined that it would have to borrow funds from Back Bay Capital Funding LLC to pay the dividend, (the “Loan”), on the newly created series of preferred stock (the “Dividend”). After extensive discussions, negotiations, deliberations, and considerations, the Committee unanimously recommended to the Board that it was in the best interests of the Company to approve the

MAYOR’S JEWELERS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Exchange, the payment of the Dividend, and the Loan (collectively, the “Transaction”). On February 20, 2004, the Company’s Board of Directors unanimously (with the exception of Thomas Andruskevich and Filippo Recami, who abstained from voting, and Dr. Lorenzo Rossi di Montelera, who was unavailable to attend the Board meeting) approved the Transaction.
      On February 20, 2004, the Company issued a newly created Series A-1 Convertible Preferred Stock (“Series A-1 Preferred”) to Birks in exchange for its shares of Series A Preferred. The Series A-1 Preferred is substantially identical to the Series A Preferred, with the exception of certain changes primarily to the provisions regarding the payment of dividends, future dividend rates, and the conversion rate. The Company entered into an Exchange Agreement with Birks whereby each share of Series A Preferred was exchanged for one share of Series A-1 Preferred. As of March 26, 2005, the Series A-1 Preferred were convertible into 51,499,525 shares of common stock of the Company which amount includes adjustments for the anti-dilution provision of the Series A-1 Preferred. The anti-dilution provisions provide for the increase in the conversion ratio into common stock and are triggered each time the Company issues common stock, options or other convertible securities. A non-cash dividend to Birks of approximately $358,000 was recognized in the year ended March 29, 2003 related to the value of the increase in the conversion ratio of the preferred stock into common stock as a result of the anti-dilution provisions with a corresponding increase in additional paid-in capital. The value of the increase in the conversion ratio for the year ended March 27, 2004 was immaterial. The value of the increase in the conversion ratio for the year ended March 26, 2005 was approximately $17,000. Upon conversion of the preferred shares, Birks would own approximately 75.8% of the then outstanding common stock in Mayor’s.
      In connection with the Exchange, Birks agreed to (a) reimburse the Company in full for all Transaction expenses, (b) reduce the dividend rate from $95 per share to $80 per share per annum on the Series A-1 Preferred, resulting in a savings in cumulative dividends of approximately $225,750 annually; and (c) waive the dividend on the Series A-1 Preferred for approximately one year. Capitalink advised the Committee that this waiver of one year of dividends equated to a net savings to the Company of approximately $920,000 since the Company would have to pay interest on the Loan of approximately $280,000. Additionally, if Birks decided to convert its Series A-1 Preferred into common stock before February 28, 2005, the conversion rate would have decreased so that the Company received the value of the waived dividend, on a pro rata basis. Although the Company has no right to redeem the shares of its outstanding Series A-1 Preferred, in the event that the Company were deemed to acquire any shares of its Series A-1 Preferred in a business combination or other transaction, then Birks will pay the Company a cash payment equal to the pro rata value of the waived dividend.
      On June 17, 2005, the Board of Directors declared and approved a dividend payment to Birks of $150,500 which cumulated from March 1, 2005 through April 15, 2005.
      In connection with the Transaction, the Company received an opinion of Delaware counsel that the declaration and payment of the Dividend would not contravene Section 170 of the Delaware General Corporation Law, and an opinion from Capitalink that the Transaction was fair, from a financial point of view, to the minority stockholders of the Company. The Company also received various other analyses from Capitalink.
      On February 20, 2004, the Company evidenced the Loan by entering into that certain Third Amendment to Revolving Credit, Tranche B Loan and Security Agreement, Limited Waiver and Consent (the “Amended Credit Agreement”), dated as of February 20, 2004, by and among Fleet Retail Group Inc., GMAC Commercial Finance, LLC, Back Bay Capital Funding LLC, the domestic subsidiaries of the Company and the Company. The Amended Credit Agreement provided for, among other things, effectively increasing the term loan by $2 million; modifying the calculation of the credit facilities borrowing formula so as to fully permit the payment of the Dividend without negatively impacting the availability of borrowings under the Company’s credit facility or otherwise creating a material adverse effect on the Company’s liquidity; and

MAYOR’S JEWELERS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
adjusting the borrowing base to provide for the inclusion of the Company’s accounts receivable, up to a maximum of $3 million.
      Mayor’s Chief Executive Officer, Interim Chief Financial Officer, Group VP-Finance, Chief Marketing Officer, Group VP-Supply Chain Operations, Group VP-Retail Store Operations, Group VP-Category Management, Group VP-Strategy and Business Integration, Group Creative Director and other members of Mayor’s management serve in similar capacities for Birks. In addition, Thomas A. Andruskevich, Chairman of the Mayor’s Board of Directors, and its President, and Chief Executive Officer, and Filippo Recami, a Director of Mayor’s, serve as Directors of Birks. Lorenzo Rossi di Montelera, a Director of Mayor’s through June 1, 2005 at which date he resigned, serves as the Chairman of the Board of Directors of Birks.
      As part of Birks investment in 2002, the Company entered into a Manufacturing & Sale Agreement and a Management Expense Reimbursement Agreement with Birks effective August 20, 2002. The Manufacturing & Sale Agreement allows for the purchase of merchandise from Birks at market prices in accordance with a purchase plan, which is pre-approved annually by the Corporate Governance Committee of the Board of Directors of the Company. The Management Expense Reimbursement Agreement allows for the Company to acquire certain management services from Birks, at its cost, in accordance with a project schedule, which is pre-approved annually by the Corporate Governance Committee of the Board of Directors. At the end of each quarter, the Corporate Governance Committee reviews and approves all purchases and expense reimbursement transactions. The terms of these agreements are one year and automatically renew. The Company can sell merchandise and provide management services to Birks under terms similar to those in the agreements.
      In Fiscal 2004, Fiscal 2003 and Fiscal 2002, Mayor’s (charged) incurred approximately ($204,000), $82,000 and $234,000, respectively, of net costs (to) from Birks related to advisory, management and corporate services pursuant to the Management Expense Reimbursement Agreement. Included in selling, general and administrative expenses in Fiscal 2002 is $390,000 of amounts paid to Birks for merchandising and other consulting services prior to the equity investment transaction. Also, during Fiscal 2004, Fiscal 2003 and Fiscal 2002, Mayor’s purchased approximately $8,966,000, $599,000 and $407,000, respectively, of merchandise from Birks and Birks purchased approximately $9,000, $56,000 and $109,000, respectively, of merchandise from Mayor’s pursuant to the Manufacturing & Sale Agreement. As of March 26, 2005, the Company owed Birks $389,000 related to purchases of inventory, advisory, management and corporate services and for expenses paid by Birks on behalf of Mayor’s. Mayor’s also purchased $28,000 and $108,000, respectively, of merchandise from Cristalleries Royales de Champagne, a company controlled by the majority owners of Birks until June 18, 2004, during Fiscal 2003 and Fiscal 2002, respectively.
      Effective May 1, 2005, the Company renewed for an additional year, its Management Consulting Services Agreement (the “Agreement”) with Regaluxe Investment Sarl, a company incorporated under the laws of Luxembourg (“Regaluxe”). Under the Agreement, Regaluxe provides advisory, management and corporate services to the Company for $125,000 per calendar quarter plus out of pocket expenses. During Fiscal 2004, the Company incurred $528,000 of costs for these services including out of pocket expenses. The Agreement may be renewed for additional one-year terms by the Company subject to an annual review and approval by the Company’s Corporate Governance Committee.
      Regaluxe is the controlling shareholder of Birks. Two of the Company’s directors, Filippo Recami and Dr. Lorenzo Rossi di Montelera, are affiliated with Regaluxe. Dr. Rossi resigned from the Board effective June 1, 2005. Mr. Recami is the Chief Executive Officer and managing director of Regaluxe and Dr. Rossi is a member of the Board of Directors of Regaluxe. Furthermore, Dr. Rossi shares joint voting control over the shares of Iniziativa S.A., which owns 100% of the outstanding stock of Regaluxe. The Board of Directors of the Company waived the provisions of the Company’s Code of Conduct relating to related party transactions when the Board of Directors approved the Company entering into the Agreement with Regaluxe.

MAYOR’S JEWELERS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      On April 18, 2005, Mayor’s and Birks entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) by and among Birks, the Company and Birks Merger Corporation, a Delaware corporation and wholly-owned subsidiary of Birks (the “Merger Sub”), pursuant to which the Merger Sub will be merged with and into the Company, with the Company surviving and becoming a wholly-owned subsidiary of Birks (the “Merger”).
      Upon the consummation of the Merger, each outstanding share of the Company’s common stock not currently owned by Birks will be converted into 0.08695 Class A voting shares of Birks. As a result of the Merger, the Company’s common stock will no longer be listed for trading on the American Stock Exchange (the “AMEX”) although Birks intends to apply to list its Class A voting shares on the AMEX under the trading symbol “BMJ.”
      Consummation of the Merger remains subject to certain conditions, including the approval of the Company’s disinterested stockholders, a registration statement with respect to Birks’ securities being declared effective by the Securities and Exchange Commission and the listing of Birks’ Class A voting shares on the AMEX. The Merger is expected to close in the third calendar quarter of 2005. The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by the provisions of the Merger Agreement, which has previously been filed with the Commission by the Company on Form 8-K.

M.	COMMITMENTS AND CONTINGENCIES:
      In connection with prior financing arrangements, there are outstanding warrants to purchase 519,756 shares of common stock at $2.25 per share which expired unexercised on May 31, 2005 and warrants to purchase 234,000 shares of common stock at prices ranging from $3.25 to $4.00 per share which expired unexercised on May 1, 2005.
      Operating Leases. The Company leases all of its retail stores under operating leases. The rentals are based primarily on a percentage of sales with required minimum annual rentals. In addition, most leases are subject to annual adjustment for increases in real estate taxes and maintenance costs. Since the sale of its corporate building in July 2002, the Company’s corporate facility has been leased. The Company entered into a fifteen year lease agreement for a new corporate headquarters located in Tamarac, Florida to commence on the later of the completion date or August 1, 2005. The Company also has non-cancelable operating leases for certain equipment including copiers, postage machines, and computer equipment. At March 26, 2005, the Company was obligated for the following minimum annual rentals under non-cancelable operating leases:

Amounts
Fiscal Year	In Thousands

2005	$7,102
2006	6,141
2007	5,523
2008	5,484
2009	4,332
Thereafter	13,135

$41,717

      Rent expense for the Mayor’s stores was approximately $9.8 million including $1.0 million of contingent rent for Fiscal 2004, $9.2 million including $0.7 million of contingent rent for Fiscal 2003 and $10.4 million including $0.3 million of contingent rent for Fiscal 2002.
      Employment Agreements. The Company has employment agreements with certain employees for varying terms through various dates, some of which automatically renew for one-year terms as well as certain

MAYOR’S JEWELERS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
term agreements. The contractual obligation for these agreements aggregated to $2,225,000 as of March 26, 2005. These agreements allow either party to terminate the employment relationship or resign at any time. Under certain conditions, if employment is terminated or resignation occurs, the agreements provide for severance compensation of varying amounts and restrict the employee from competing with the Company for varying terms after the employment term ends. Some of these agreements also provide for severance and other benefits under certain conditions in the event of a change of control of the Company as defined in the agreements. The Chief Executive Officer’s employment agreement provides that the Company shall grant to the Chief Executive Officer stock options to purchase 1,000,000 shares of Mayor’s common stock (or any successor entity) with an exercise price per share equal to the fair market value of a share on April 1, 2005 (as adjusted if necessary for any subsequent events). These options have not yet been granted to the Chief Executive Officer as of the date of this filing. If the Company cannot or decides not to grant such stock options, the Chief Executive Officer will be provided with the equivalent after tax value of such stock options through an alternative long term incentive compensation plan.

N.	LEGAL PROCEEDINGS:
      The Company is involved in litigation arising from the normal course of business. The Company believes the facts and the law supports its position and those matters should not materially affect the Company’s financial position; however, there can be no assurance as to the final result of such legal matters.

O.	INCOME (LOSS) PER SHARE:
      The following provides a reconciliation of the basic and diluted income (loss) per share amounts for Fiscal 2004, Fiscal 2003 and Fiscal 2002:

	Fiscal Year	Fiscal Year	Fiscal Year
	Ended	Ended	Ended
	March 26, 2005	March 27, 2004	March 29, 2003

	(In thousands)
	except share data
Income (loss) from continuing operations attributable to common stockholders	$571	$(7,824)	$(33,685)
Loss from discontinued operations	—	—	(1,604)

Basic net income (loss) attributable to common stockholders	571	(7,824)	(35,289)
Plus: cumulative preferred stock dividends	100	—	—
Plus: value of the increase in the Series A Preferred conversion ratio and the additional warrants issued to Birks	17	—	—

Diluted income (loss) from continuing operations	$688	$(7,824)	$(35,289)

Weighted average shares outstanding
Basic	36,968,296	26,377,886	19,568,006
Diluted	93,177,445	26,377,886	19,568,006
Basic earnings (loss) per share:
Continuing operations	$0.02	$(0.35)	$(1.72)
Discontinued operations	0.00	(0.00)	0.08

	$0.02	$(0.35)	$(1.80)

Diluted earnings (loss) per share:
Continuing operations	$0.01	$(0.35)	$(1.72)
Discontinued operations	0.00	(0.00)	0.08

	$0.01	$(0.35)	$(1.80)

MAYOR’S JEWELERS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

P.	EMPLOYEE BENEFIT PLANS:

Employee Stock Purchase Plan
      In June 1987, the Board of Directors approved an Employee Stock Purchase Plan (“ESPP”), which permits eligible employees, which do not include executives of the Company, to purchase common stock from the Company at 85% of its fair market value through regular payroll deductions. At the Fiscal 2002 Annual Stockholders Meeting, the stockholders of the Company approved 500,000 additional shares of Common Stock to be allocated to the ESPP.
      A total of 1,062,500 shares are reserved for issuance under the ESPP of which 552,174 shares have been issued as of March 26, 2005, including 30,285 during Fiscal 2004, none in Fiscal 2003 and 82,561 during Fiscal 2002.

Profit Sharing Plans
      In December 1992, the Board of Directors approved the Mayor’s Jewelers, Inc. 401(k) Profit Sharing Plan & Trust (the “Plan”), which permits eligible employees to make contributions to the Plan on a pretax salary reduction basis in accordance with the provisions of Section 401(k) of the Internal Revenue Code. The Company makes cash contribution of 25% of the employee’s pretax contribution, up to 4% of the employee’s compensation, in any calendar year. The employer match for Fiscal 2004, Fiscal 2003 and Fiscal 2002 were $88,633, $74,313 and $77,402, respectively.

Stock Option Plans
      As of March 26, 2005 the Company had 3,304,523 shares of common stock available for grant to its key employees and directors under its 1987 and 1991 Stock Option Plans. Under these plans, the option price must be equal to the market price of the stock on the date of the grant, or in the case of an individual who owns 10% or more of common stock, the minimum price must be 110% of the market price.
      Options granted to date generally become exercisable from six months to three years after the date of grant, provided that the individual is continuously employed by the Company, or in the case of directors, remains on the Board of Directors. All options generally expire no more than ten years after the date of grant.
      The following is a summary of the activity in the option plans during Fiscal 2004, Fiscal 2003 and Fiscal 2002:

	Fiscal 2004		Fiscal 2003		Fiscal 2002

		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Outstanding at beginning of year	6,031,797	$2.02	6,358,470	$2.33	6,561,220	$3.47
Granted	80,000	0.62	170,000	0.70	2,650,000	0.28
Canceled/ Expired	(1,425,834)	4.21	(496,673)	5.53	(2,852,750)	2.73
Exercised	—	—	—	—	—	—

Outstanding at end of year	4,685,963	$1.33	6,031,797	$2.02	6,358,470	$2.33

MAYOR’S JEWELERS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      A summary of the status of the option plans as of March 26, 2005 is presented below:

		Options Outstanding			Options Exercisable

		Weighted
		Average		Weighted		Weighted
		Remaining		Average		Average
	Number	Contractual Life		Exercise	Number	Exercise
Range of Exercise Prices	Outstanding	(In Years)		Price	Exercisable	Price

$0.23 - $ 0.34	2,645,000	7.5	*	$0.28	2,330,001	$0.28
$0.35 - $ 0.52	45,000	8.3		$0.42	43,333	$0.42
$0.53 - $ 0.79	210,000	9.1		$0.72	96,667	$0.78
$0.80 - $ 1.20	263,333	6.8		$0.94	263,333	$0.94
$1.21 - $ 1.81	162,500	5.8		$1.53	162,500	$1.53
$1.82 - $ 2.73	705,629	3.4		$2.41	705,629	$2.41
$2.74 - $ 4.11	474,833	5.4		$3.65	474,833	$3.65
$4.12 - $ 6.18	98,002	3.5		$4.68	98,002	$4.68
$6.19 - $ 9.28	20,000	0.3		$6.44	20,000	$6.44
$9.29 - $13.94	61,666	7.2		$12.99	61,666	$12.99

$0.23 - $13.94	4,685,963	6.5		$1.33	4,255,964	$1.42

*	1,500,000 of these options were granted to the Chief Executive Officer and expire either after ten years or two years after termination of employment. For purposes of the information herein, a term of ten years is used.

Q.	FAIR VALUE OF FINANCIAL INSTRUMENTS:
      The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, “Disclosures About Fair Value of Financial Instruments.” The Company, using available market information and appropriate valuation methodologies, has determined the estimated fair value amounts. However, considerable judgment is required in interpreting market data to develop the estimates of fair value.
      Accordingly, the estimates presented herein are not necessarily indicative of the amounts that would be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.
      The following methods and assumptions were used to estimate fair value:

•	The carrying amount of cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value because of their short-term nature.

•	The fair value of the Company’s long-term debt approximates carrying value based on the quoted market prices for the same or similar issues.

MAYOR’S JEWELERS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

R.	SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED):

	Thirteen Weeks Ended

	June 26,	Sep. 25,	Dec. 25,	Mar. 26,
	2004	2004	2004	2005

	(In thousands, except per share data)
Net Sales	$29,138	$25,483	$57,237	$30,851
Gross Profit	12,153	10,602	24,859	13,381
Net (loss) income from continuing operations	(2,472)	(2,226)	6,243	(857)
Basic (loss) earnings per common share from continuing operations	(0.07)	(0.06)	0.17	(0.02)
Diluted (loss) earnings per common share from continuing operations	(0.07)	(0.06)	0.07	(0.02)

	Thirteen Weeks Ended

	June 28,	Sep. 27,	Dec. 27,	Mar. 27,
	2003	2003	2003	2004

	(In thousands, except per share data)
Net Sales	$24,505	$23,834	$50,318	$26,860
Gross Profit	9,904	9,501	21,248	11,407
Net (loss) income from continuing operations	(3,789)	(5,175)	4,065	(2,925)
Basic (loss) earnings per common share from continuing operations	(0.21)	(0.28)	0.13	(0.09)
Diluted (loss) earnings per common share from continuing operations	(0.21)	(0.28)	0.04	(0.09)

SCHEDULE II
MAYOR’S JEWELERS, INC. VALUATION AND QUALIFYING ACCOUNTS

		Charged to
	Beginning	Cost and			Ending
Description	Balance	Expenses		Deductions	Balance

	(Amounts shown in thousands)
Fiscal year ended March 29, 2003
Allowance for Doubtful Accounts	$1,487	$2,366	(1)	$2,590	$1,263
Allowance for Restructuring	8,574	—		8,574	—
Allowance for Sales Returns	350	5,125		5,125	350
Fiscal year ended March 27, 2004
Allowance for Doubtful Accounts	1,263	193		457	999
Allowance for Sales Returns	350	6,706		6,844	212
Fiscal year ended March 26, 2005
Allowance for Doubtful Accounts	999	148		185	962
Allowance for Sales Returns	212	8,326		8,370	168

(1)	Net of recoveries

MAYOR’S JEWELERS, INC. AND SUBSIDIARIES
CONSOLIDATED CONDENSED BALANCE SHEETS — UNAUDITED

	June 25,	March 26,
	2005	2005

	(Amounts shown in
	thousands except share
	and per share data)
ASSETS
Current Assets:
Cash and cash equivalents	$1,436	$1,220
Accounts receivable (net of allowance for doubtful accounts of $878 and $962, at June 25, 2005 and March 26, 2005, respectively)	5,587	6,936
Inventories	84,120	80,439
Other current assets	596	632

Total current assets	91,739	89,227

Property, net	12,813	13,143
Other assets	234	416

Total non-current assets	13,047	13,559

Total assets	$104,786	$102,786

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$18,201	$13,139
Accrued expenses	5,183	6,786
Credit facility	34,151	33,501

Total current liabilities	57,535	53,426

Term loan	11,668	12,668
Other long term liabilities	2,507	2,401

Total long term liabilities	14,175	15,069

Stockholders’ Equity:
Series A-1 convertible preferred stock, $.001 par value, 15,050 shares authorized, issued and outstanding at June 25, 2005 and March 26, 2005, liquidation value of $15,050,000	—	—
Common stock, $.0001 par value, 50,000,000 shares authorized, 46,975,546 issued at June 25, 2005 and March 26, 2005	5	5
Additional paid-in capital	206,574	207,100
Accumulated deficit	(144,103)	(143,414)
Less: 9,983,954 shares of treasury stock, at cost	(29,400)	(29,400)

Total stockholders’ equity	33,076	34,291

Total liabilities and stockholders’ equity	$104,786	$102,786

See notes to unaudited consolidated condensed financial statements.

MAYOR’S JEWELERS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS — UNAUDITED

	Thirteen Weeks	Thirteen Weeks
	Ended	Ended
	June 25,	June 26,
	2005	2004

	(Amounts shown in thousands
	except share and per share data)
Net sales	$32,543	$29,138
Cost of sales	18,130	16,985

Gross profit	14,413	12,153

Selling, general and administrative expenses	13,306	12,680
Other charges (credit)	(79)	—
Depreciation and amortization	784	833

Total operating expenses	14,011	13,513

Operating income (loss)	402	(1,360)
Interest and other income	—	3
Interest and other financial costs	(1,091)	(1,115)

Loss before income taxes	(689)	(2,472)
Income tax expense	—	—

Net loss	(689)	(2,472)
Preferred stock cumulative dividend	(301)	—

Net loss attributable to common stockholders	$(990)	$(2,472)

Weighted average shares outstanding, basic and diluted	36,991,592	36,961,307
Net loss per share, basic and diluted	$(0.03)	$(0.07)

See notes to unaudited consolidated condensed financial statements.

MAYOR’S JEWELERS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS — UNAUDITED

	Thirteen Weeks	Thirteen Weeks
	Ended	Ended
	June 25,	June 26,
	2005	2004

	(Amounts shown in thousands)
Cash flows from operating activities:
Net loss	$(689)	$(2,472)
Adjustments to reconcile net loss to net cash used in by operating activities:
Depreciation and amortization	784	833
Amortization of debt issuance costs	131	125
(Recovery) provision for doubtful accounts	(3)	106
Non-cash compensation (credit) expense related to warrants	(226)	296
Gain on sale of fixed assets	—	(18)
(Increase) decrease in assets:
Accounts receivable	1,353	1,483
Inventories	(3,681)	1,757
Other assets	87	574
Increase (decrease) in liabilities:
Accounts payable	5,062	(3,156)
Accrued expenses and other long term liabilities	(1,497)	(1,974)

Net cash provided by (used in) operating activities	1,321	(2,446)

Cash flows from investing activities:
Capital expenditures, net	(454)	(347)
Proceeds from sales of fixed assets	—	18

Net cash used in investing activities	(454)	(329)

Cash flows from financing activities:
Borrowings under line of credit	34,338	32,749
Line of credit repayments	(33,688)	(30,316)
Principal payment on term loan	(1,000)	—
Dividend payment	(151)	—
Buyback of warrants	(150)	—

Net cash (used in) provided by financing activities	(651)	2,433

Net increase (decrease) in cash and cash equivalents	216	(342)
Cash and cash equivalents at beginning of period	1,220	1,233

Cash and cash equivalents at end of period	$1,436	$891

Supplemental cash flow information:
Interest paid	$934	$1,115

Non-cash investing and financing activities:
Property acquired with debt	$329	$231

See notes to unaudited consolidated condensed financial statements.

MAYOR’S JEWELERS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
(Unaudited)

A.	Nature of Business
      Mayor’s Jewelers, Inc. and its subsidiaries (the “Company” or “Mayor’s”) consolidated condensed financial statements as of June 25, 2005 and March 26, 2005, and for the thirteen week periods ended June 25, 2005 and June 26, 2004 have not been audited by a Registered Public Accounting Firm, but in the opinion of the management of the Company reflect all adjustments (which include only normal recurring accruals) necessary to present fairly the financial position, results of operations and cash flows for those periods. In accordance with the rules of the Securities and Exchange Commission, these consolidated condensed financial statements do not contain all disclosures required by accounting principles generally accepted in the United States of America. Results of the thirteen week periods ended June 25, 2005 and June 26, 2004 are not necessarily indicative of annual results primarily because of the seasonality of the Company’s business. The information included in this Form 10-Q should be read in conjunction with the financial statements and notes thereto, together with Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in the Company’s Annual Report on Forms 10-K and 10-K/A for the year ended March 26, 2005.
      Mayor’s is primarily engaged in the sale of fine quality jewelry, timepieces and giftware. The Company operates 28 locations in South and Central Florida and metropolitan Atlanta, Georgia.
      Management believes that barring a significant external event that materially adversely affects the Company’s current business or the current industry trends as a whole, the Company’s borrowing capacity under the credit facility, projected cash flows from operations and other short term borrowings will be sufficient to support the Company’s working capital needs, capital expenditures, any dividend payments on its preferred stock and debt service for at least the next twelve months.

B.	Newly Issued Accounting Standards
      In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123(R) “Share-Based Payment” which addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123(R) requires an entity to recognize the grant-date fair-value of stock options and other equity-based compensation issued to employees in the income statement. SFAS No. 123(R) generally requires that an entity account for those transactions using the fair-value-based method, and eliminates an entity’s ability to account for share-based compensation transactions using the intrinsic value method of accounting in APB Opinion No. 25, “Accounting for Stock Issued to Employees,” which was permitted under SFAS No. 123, as originally issued. SFAS No. 123(R) is effective for the Company for the first quarter of Fiscal 2006 which ends on June 24, 2006. The impact of the adoption of SFAS No. 123(R) on the financial position or results of operations of Mayor’s has not yet been determined.
      In November 2004, the FASB issued SFAS No. 151, “Inventory Costs,” to amend the guidance in Chapter 4, “Inventory Pricing,” of FASB Accounting Research Bulletin No. 43, “Restatement and Revision of Accounting Research Bulletins.” SFAS No. 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). The statement requires that those items be recognized as current-period charges. Additionally, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. The adoption of SFAS No. 151 is not expected to have a material effect on the financial position or results of operations of Mayor’s.
      In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-Monetary Assets — an Amendment of APB Opinion No. 29,” to address the accounting for non-monetary exchanges of productive

MAYOR’S JEWELERS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED CONDENSED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
assets. SFAS No. 153 amends APB No. 29, “Accounting for Non-monetary Exchanges,” which established a narrow exception for non-monetary exchanges of similar productive assets from fair value measurement. SFAS No. 153 eliminates that exception and replaces it with an exception for exchanges that do not have commercial substance. Under SFAS No. 153 non-monetary exchanges are required to be accounted for at fair value, recognizing any gains or losses, if the fair value is determinable within reasonable limits and the transaction has commercial substance. It specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective prospectively for non-monetary asset exchange transactions in fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 is not expected to have a material effect on the financial position or results of operations of Mayor’s.
      In March 2005, the FASB issued Interpretation No. 47 (“FIN 47”), Accounting for Conditional Asset Retirement Obligation to clarify that an entity must recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. FIN 47 also defines when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. Retrospective application of interim financial information is permitted but is not required. Early adoption of this interpretation is encouraged. The Company is evaluating the impact the adoption of FIN 47 would have on the financial position and result of operations of Mayor’s.

C.	Accounting for Stock-Based Compensation
      The Company applies Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for its stock-based compensation plans. No stock-based compensation cost has been recognized for such plans in the accompanying consolidated condensed statements of operations as all options granted had an exercise price equal to the market value of the underlying common stock on the grant date. As required by Statement of Financial Accounting Standards (“SFAS”) No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure,” which amends SFAS No. 123, “Accounting for Stock-Based Compensation,” the following table estimates the pro-forma effect on net loss and loss per share had the Company applied the fair value recognition provision of SFAS No. 123 to stock-based employee compensation:

	Thirteen Weeks	Thirteen Weeks
	Ended	Ended
	June 25,	June 26,
	2005	2004

	(In thousands, except
	per share amounts)
Net loss attributable to common stockholders as reported	$(990)	$(2,472)
Adjust for non-cash compensation expense for warrants recorded pursuant to APB 25	(226)	161

Adjusted net loss	(1,216)	(2,311)
Stock-based employee compensation expense determined under fair-value-based method for all awards, net of tax	(26)	(191)

Pro-forma net loss	$(1,242)	$(2,502)

Loss per share
As reported basic and diluted:	$(0.03)	$(0.07)

Pro-forma basic and diluted:	$(0.03)	$(0.07)

MAYOR’S JEWELERS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED CONDENSED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
      The fair value of each option grant was estimated as of the date of grant using the Black-Scholes option-pricing model. There were no options granted during the thirteen weeks ended June 25, 2005 and June 26, 2004. The fair value of each warrant grant was estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants: expected volatility of 49.2%, risk-free interest rate of 4.48%, expected lives of approximately twenty years and a dividend yield of zero. The weighted average fair values of warrants granted during Fiscal 2002 were $0.26.

D.	Term Loan and Credit Facility
      As of June 25, 2005, the Company had a $58 million working capital credit facility with Fleet Retail Group LLC (formerly known as Fleet Retail Finance) and GMAC and an $11.7 million junior secured term loan with Back Bay Capital. On April 29, 2005, the Company paid down $1 million of the principal balance of the junior secured term loan without any prepayment penalty. Both of the debt facilities have a maturity date of August 20, 2006 and are collateralized by substantially all of the Company’s assets. Availability under the working capital facility is determined based upon a percentage formula applied to certain inventory and accounts receivable and has certain restrictions regarding borrowing availability. The weighted average interest rate under the working capital facility as of June 25, 2005 was 5.3% which was comprised of a prime based rate of 6.5% (prime plus 0.5%) and LIBOR based rates ranging from 5.15% to 5.35%. The Company was in compliance with the capital expenditure covenant for the thirteen weeks ended June 25, 2005. On May 3, 2005, the banking facilities were amended to allow for the interest rate of the Company’s working capital credit facility to be based on either a prime rate plus a specified margin dependant on the level of excess borrowing availability, or a LIBOR based rate plus a specified margin, based on the level of borrowing availability, at the Company’s election. The junior secured term loan currently bears an interest rate of 12.75% and is subject to similar restrictions and covenants as the working capital facility, including the capital expenditure covenant and certain prepayment penalties.
      Based on this, after taking into consideration the foregoing borrowing restrictions, the Company had approximately $52.0 million of borrowing capacity under its working capital facility and term loan at June 25, 2005 and, after netting the outstanding borrowings of $34.2 million and letter of credit commitments of $550,000, the Company had excess borrowing capacity of approximately $17.3 million. The Company relies on its short-term borrowings under the credit facility to finance its operations on a day-to-day basis.

E.	Inventories
      Inventories are summarized as follows:

	June 25, 2005	March 26, 2005
	Company	Company
	Owned	Owned

	(Amounts shown in thousands)
Raw materials	$881	$893
Finished goods	83,239	79,546

	$84,120	$80,439

      In addition, the Company held inventory on consignment at June 25, 2005 and March 26, 2005 with a cost of approximately $9,679,000 and $14,198,000, respectively.

F.	Related Party Transactions
      On August 20, 2002, the Company closed on a $15.05 million gross equity investment transaction with Henry Birks & Sons Inc. (“Birks”). The Company incurred expenses related to the raising of the capital of

MAYOR’S JEWELERS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED CONDENSED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
approximately $1.5 million, which was netted against the proceeds in stockholders’ equity. As consideration for the investment, Birks received 15,050 shares of Series A Convertible Preferred Stock (“Series A Preferred”), a newly formed class of stock that was initially convertible into 50,166,667 shares of common stock. The conversion ratio of the Series A Preferred to common stock is subject to certain anti-dilution provisions. Birks also received warrants that were exercisable for 12,424,596 shares of common stock at $0.30 per share, 12,424,596 shares of common stock at $0.35 per share and 12,424,595 shares of common stock at $0.40 per share. The warrants also contain certain anti-dilution provisions which upon the occurrence of certain events can increase the number of warrants and decrease the exercise price. The preferred stock and warrants were issued by the Company without being registered, relying on an exemption under 4(2) of the Securities Act of 1933, as amended. Birks had entered into an Amended and Restated Registration Rights Agreement with the Company, whereby Birks has the right to require the Company, on a best efforts basis, to register all of the shares underlying the above-described securities issued to Birks.
      The proceeds of $15.05 million were assigned to the Series A Preferred and warrants based on their relative fair values pursuant to Emerging Issues Task Force, (“EITF”) 00-27 Applications of Issue No. 98-5 to Certain Convertible Instruments in the amount of $11.51 million and $3.54 million, respectively. The fair value assigned to the warrants represents a discount on the Series A Preferred that is treated as a non-cash dividend to Birks. Furthermore, the value of the common stock that the Series A Preferred were convertible into at the date of the investment was $15.05 million which creates a $3.54 million beneficial conversion feature for the Series A Preferred, as a result of the fair value assigned to the Series A Preferred of $11.51 million, and results in an additional non-cash dividend to Birks at the time of the investment since the Series A Preferred are convertible immediately. The dividends have a neutral effect on the Company’s total stockholders’ equity; however, they increased the net loss attributed to common stockholders for the year ended March 29, 2003.
      On November 1, 2002 and March 14, 2003, Birks granted rights to receive 4,250,000 and 500,000, respectively, of its warrants to certain current or former employees of Birks or its affiliates, who were, or later became employees of or provided services to the Company. The rights to receive these warrants are contingent upon fulfillment of certain time based employment vesting requirements. The exercise price of the assigned warrants was $0.29 per share, after certain anti-dilution adjustments. The granted warrants subject Mayor’s to variable accounting rules due to their cashless exercise feature and vesting schedule which requires compensation expense (credit) calculated as the increase or decrease in intrinsic value of the vested warrants, based on the change in market value of the underlying stock. Non-cash compensation (credit) expense for the thirteen weeks ended June 25, 2005 and June 26, 2004 related to these warrants was approximately ($226,000) and $161,000, respectively. As of March 26, 2005, the number of warrants increased to 4,776,899, all of which were vested, and the exercise price was $0.29 as a result of the anti-dilution provisions contained in the warrant agreements. On May 26, 2005, the Company purchased 501,348 of these warrants from one of the holders at a negotiated amount of $150,000.
      On November 6, 2003, Birks exercised 32,523,787 of the warrants on a cashless basis based on an average market price of $0.766, as defined in the warrant agreements. The cashless feature of exercise resulted in the issuance of 17,352,997 shares of common stock and the forfeiture of 15,170,790 warrants. Birks had 288,517, 306,317 and 306,317 warrants exercisable at $0.29, $0.34 and $0.39, respectively, including adjustments for the anti-dilution provisions as of March 26, 2005. A non-cash dividend of approximately $83,000 was recognized in the year ended March 29, 2003 related to the value of the additional warrants granted to Birks as a result of the anti-dilution provisions with a corresponding increase in additional paid-in capital. The anti-dilution provisions provide for the increase in the number of warrants issued to Birks and have potential to decrease the exercise price and are triggered each time the Company issues common stock, options or other convertible securities. The value of additional warrants granted to

MAYOR’S JEWELERS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED CONDENSED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
Birks pursuant to the anti-dilution provisions for the years ended March 26, 2005 and March 27, 2004 was insignificant.
      On June 15, 2004, Birks sold 500,000 and 250,000 shares of Mayor’s common stock to one of the Company’s Directors and a consultant to Birks, who later became an employee of Birks, respectively, for $0.50 per share in a private placement sale. The sale of the 750,000 shares of common stock resulted in non-cash compensation expense of $135,000 recorded by Mayor’s which represented the difference between the market value of the stock and the selling price at the date of the sale. On March 22, 2004, Birks sold 1,000,000 shares of Mayor’s common stock at $0.50 per share in a private placement sale to the spouse of one of the Company’s Directors. The sale of stock resulted in non-cash compensation expense of $200,000 recorded by Mayor’s, which represented the difference between the market value of the stock and the selling price at the date of the sale.
      The Company’s Certificate of Designation (the “Certificate”) for the Series A Preferred provided that the holders of the preferred stock were entitled to receive dividends on each share of preferred stock at a rate per annum of $95 per share which equates to approximately $1.4 million annually, a 9.5% yield on the $15,050,000 investment. The Certificate called for the dividends to remain unpaid until January 15, 2005 for dividends cumulated through October 14, 2004; thereafter, all dividends, including cumulative but unpaid, were to be payable quarterly in arrears on each January 15, April 15, July 15 and October 15 of each year, commencing on January 15, 2005 if declared by the Board of Directors. The Certificate further provided that the Series A Preferred had a liquidation value of $1,000 per share.
      The Certificate also provided that Birks had the right to elect a percentage of the total authorized Directors of the Company, rounded to the next highest whole number, corresponding to the percentage of common stock that would be held by Birks on the record date of such election as if Birks had converted all of the Series A Preferred then outstanding into common stock. Currently, Birks has the right to elect seven of the nine members of the Company’s Board of Directors.
      In January 2004, Birks asked the Company to consider paying an early payment of the cumulative dividends earned by Birks on the Series A Preferred, which approximated $2,185,755 through February 28, 2004. Also, in January 2004, the Company formed a committee of independent directors of its Board (the “Committee”) to evaluate Birks’ request. The Committee retained an investment-banking firm, Capitalink, L.C. (“Capitalink”) to perform certain analyses of the structure of the proposed transaction.
      The Company determined that in order to effectuate the payment of an early dividend it would have to issue a new series of preferred stock to Birks in exchange for its shares of Series A Preferred (the “Exchange”). The Company also determined that it would have to borrow funds from Back Bay Capital Funding LLC to pay the dividend, (the “Loan”), on the newly created series of preferred stock (the “Dividend”). After extensive discussions, negotiations, deliberations, and considerations, the Committee unanimously recommended to the Board that it was in the best interests of the Company to approve the Exchange, the payment of the Dividend, and the Loan (collectively, the “Transaction”). On February 20, 2004, the Company’s Board of Directors unanimously (with the exception of Thomas Andruskevich and Filippo Recami, who abstained from voting, and Dr. Lorenzo Rossi di Montelera, who was unavailable to attend the Board meeting) approved the Transaction.
      On February 20, 2004, the Company issued a newly created Series A-1 Convertible Preferred Stock (“Series A-1 Preferred”) to Birks in exchange for its shares of Series A Preferred. The Series A-1 Preferred is substantially identical to the Series A Preferred, with the exception of certain changes primarily to the provisions regarding the payment of dividends, future dividend rates, and the conversion rate. The Company entered into an Exchange Agreement with Birks whereby each share of Series A Preferred was exchanged for one share of Series A-1 Preferred. As of March 26, 2005, the Series A-1 Preferred were convertible into

MAYOR’S JEWELERS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED CONDENSED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
51,499,525 shares of common stock of the Company which amount includes adjustments for the anti-dilution provision of the Series A-1 Preferred. The anti-dilution provisions provide for the increase in the conversion ratio into common stock and are triggered each time the Company issues common stock, options or other convertible securities. A non-cash dividend to Birks of approximately $358,000 was recognized in the year ended March 29, 2003 related to the value of the increase in the conversion ratio of the preferred stock into common stock as a result of the anti-dilution provisions with a corresponding increase in additional paid-in capital. The value of the increase in the conversion ratio for the year ended March 27, 2004 was immaterial. The value of the increase in the conversion ratio for the year ended March 26, 2005 was approximately $17,000. Upon conversion of the preferred shares, Birks would own approximately 75.8% of the then outstanding common stock in Mayor’s.
      In connection with the Exchange, Birks agreed to (a) reimburse the Company in full for all Transaction expenses, (b) reduce the dividend rate from $95 per share to $80 per share per annum on the Series A-1 Preferred, resulting in a savings in cumulative dividends of approximately $225,750 annually; and (c) waive the dividend on the Series A-1 Preferred for approximately one year. Capitalink advised the Committee that this waiver of one year of dividends equated to a net savings to the Company of approximately $920,000 since the Company would have to pay interest on the Loan of approximately $280,000. Additionally, if Birks decided to convert its Series A-1 Preferred into common stock before February 28, 2005, the conversion rate would have decreased so that the Company received the value of the waived dividend, on a pro rata basis. Although the Company has no right to redeem the shares of its outstanding Series A-1 Preferred, in the event that the Company were deemed to acquire any shares of its Series A-1 Preferred in a business combination or other transaction, then Birks will pay the Company a cash payment equal to the pro rata value of the waived dividend.
      In connection with the Transaction, the Company received an opinion of Delaware counsel that the declaration and payment of the Dividend would not contravene Section 170 of the Delaware General Corporation Law, and an opinion from Capitalink that the Transaction was fair, from a financial point of view, to the minority stockholders of the Company. The Company also received various other analyses from Capitalink.
      On February 20, 2004, the Company evidenced the Loan by entering into that certain Third Amendment to Revolving Credit, Tranche B Loan and Security Agreement, Limited Waiver and Consent (the “Amended Credit Agreement”), dated as of February 20, 2004, by and among Fleet Retail Group Inc., GMAC Commercial Finance, LLC, Back Bay Capital Funding LLC, the domestic subsidiaries of the Company and the Company. The Amended Credit Agreement provided for, among other things, effectively increasing the term loan by $2 million; modifying the calculation of the credit facilities borrowing formula so as to fully permit the payment of the Dividend without negatively impacting the availability of borrowings under the Company’s credit facility or otherwise creating a material adverse effect on the Company’s liquidity; and adjusting the borrowing base to provide for the inclusion of the Company’s accounts receivable, up to a maximum of $3 million.
      Mayor’s Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer, Group VP-Finance, Chief Marketing Officer, Group VP-Supply Chain Operations, Group VP-Retail Store Operations, Group VP-Category Management, Group VP-Strategy and Business Integration, Group Creative Director and other members of Mayor’s management serve in similar capacities for Birks. In addition, Thomas A. Andruskevich, Chairman of the Mayor’s Board of Directors, and its President, and Chief Executive Officer, and Filippo Recami, a Director of Mayor’s, serve as Directors of Birks. Dr. Lorenzo Rossi di Montelera, a Director of Mayor’s through June 1, 2005 at which date he resigned, serves as the Chairman of the Board of Directors of Birks.

MAYOR’S JEWELERS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED CONDENSED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
      As part of Birks investment in 2002, the Company entered into a Manufacturing & Sale Agreement and a Management Expense Reimbursement Agreement with Birks effective August 20, 2002. The Manufacturing & Sale Agreement allows for the purchase of merchandise from Birks at market prices in accordance with a purchase plan, which is pre-approved annually by the Corporate Governance Committee of the Board of Directors of the Company. The Management Expense Reimbursement Agreement allows for the Company to acquire certain management services from Birks, at its cost, in accordance with a project schedule, which is pre-approved annually by the Corporate Governance Committee of the Board of Directors. At the end of each quarter, the Corporate Governance Committee reviews and approves all purchases and expense reimbursement transactions. The terms of these agreements are one year and automatically renew. The Company can sell merchandise and provide management services to Birks under terms similar to those in the agreements.
      During the thirteen weeks ended June 25, 2005 and June 26, 2004, Mayor’s (charged) incurred approximately ($115,000) and $8,000, respectively, of net costs (to) from Birks related to advisory, management and corporate services pursuant to the Management Expense Reimbursement Agreement. Also, during the thirteen weeks ended June 25, 2005 and June 26, 2004, Mayor’s purchased approximately $1,726,000 and $327,000, respectively, of merchandise from Birks pursuant to the Manufacturing & Sale Agreement. As of June 25, 2005, the Company owed Birks $624,000 related to purchases of inventory, advisory, management and corporate services and for expenses paid by Birks on behalf of Mayor’s.
      Effective May 1, 2005, the Company renewed for an additional year, its Management Consulting Services Agreement (the “Agreement”) with Regaluxe Investment Sarl, a company incorporated under the laws of Luxembourg (“Regaluxe”). Under the Agreement, Regaluxe provides advisory, management and corporate services to the Company for $125,000 per calendar quarter plus out of pocket expenses. The Company incurred $125,000 of costs during thirteen weeks ended June 25, 2005 and June 26, 2004 for these services including out of pocket expenses. The Agreement may be renewed for additional one-year terms by the Company subject to an annual review and approval by the Company’s Corporate Governance Committee.
      Regaluxe is the controlling shareholder of Birks. One of the Company’s directors, Filippo Recami and one of the Company’s former directors, Dr. Lorenzo Rossi di Montelera, are affiliated with Regaluxe. Dr. Rossi resigned from the Board effective June 1, 2005. Mr. Recami is the Chief Executive Officer and managing director of Regaluxe and Dr. Rossi is a member of the Board of Directors of Regaluxe. Furthermore, Dr. Rossi shares joint voting control over the shares of Iniziativa S.A., which owns 100% of the outstanding stock of Regaluxe. The Board of Directors of the Company waived the provisions of the Company’s Code of Conduct relating to related party transactions when the Board of Directors approved the Company entering into the Agreement with Regaluxe.
      On April 18, 2005, Mayor’s and Birks entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) by and among Birks, the Company and Birks Merger Corporation, a Delaware corporation and wholly-owned subsidiary of Birks (the “Merger Sub”), pursuant to which the Merger Sub will be merged with and into the Company, with the Company surviving and becoming a wholly-owned subsidiary of Birks (the “Merger”).
      Upon the consummation of the Merger, each outstanding share of the Company’s common stock not currently owned by Birks will be converted into 0.08695 Class A voting shares of Birks. As a result of the Merger, the Company’s common stock will no longer be listed for trading on the American Stock Exchange (the “AMEX”) although Birks intends to apply to list its Class A voting shares on the AMEX under the trading symbol “BMJ.” Consummation of the Merger remains subject to certain conditions, including the approval of the Company’s disinterested stockholders, a registration statement with respect to Birks’ securities being declared effective by the U.S. Securities and Exchange Commission and the listing of Birks’ Class A voting shares on the AMEX.

MAYOR’S JEWELERS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED CONDENSED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
      On June 17, 2005, the Board of Directors declared and approved a dividend payment to Birks of approximately $151,000 which cumulated from March 1, 2005 through April 15, 2005.
      On July 27, 2005, the Company entered into an amendment to the Merger Agreement (the “Amendment”). The Amendment provides that as a condition to Birks’ and Merger Sub’s consummation of the Merger, the Company will grant 125,752 additional warrants to purchase the Company’s common stock to Joseph A. Keifer, Marco Pasteris and Carlo Coda-Nunziante, eliminate certain anti-dilutive provisions in the warrants to purchase the Company’s common stock held by Thomas Andruskevich, Filippo Recami and such individuals, revise Birks’ amended by-laws to provide that a quorum shall be based on voting power, and revise Birks’ amended charter to require approval of the holders of Birks Class B multiple voting shares for future equity issuances.
      On July 27, 2005, Birks filed a Registration Statement on Form F-4 with the Securities and Exchange Commission which included the Company’s proxy statement for its 2005 special and annual meeting. The Merger is expected to close in the fourth calendar quarter of 2005.

G.	Legal Proceedings
      The Company and its landlord under its lease for the new corporate headquarters building in Tamarac, Florida are disputing whether the new landlord will be responsible for a portion of the hold over rent that equals approximately $95,000 per month. The new landlord has not completed the new building yet and this caused the Company to begin holding over in its current space as of August 1, 2005. The Company is obligated to pay its current landlord 200% of rent during any hold over period. It is the Company’s position (based on its new lease) that the new landlord is responsible for 1/2 of the hold over rent under its current lease (approximately $47,500 per month). The new landlord is disputing that it owes this amount. This dispute is still on-going. The Company believes that the resolution of these matters should not materially affect the Company’s financial position; however, there can be no assurance as to the final result of these legal matters.

APPENDIX A
Agreement and Plan of Merger and Reorganization

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION
among
HENRY BIRKS & SONS INC.,
BIRKS MERGER CORPORATION
and
MAYOR’S JEWELERS, INC.
Dated as of
April 18, 2005

i

ii

iii

      AGREEMENT AND PLAN OF MERGER AND REORGANIZATION, dated as of April 18, 2005 (this “Agreement”), among Henry Birks & Sons Inc., a Canadian corporation (“Parent”), Birks Merger Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Mayor’s Jewelers, Inc., a Delaware corporation (the “Company”).
      WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Parent and the Company will enter into a business combination transaction pursuant to which Merger Sub will merge with and into the Company (the “Merger”);
      WHEREAS, the Board of Directors of the Company (the “Company Board”) has established a special committee composed of independent members of the Company Board (the “Special Committee”) to review and evaluate the terms and conditions, and determine the advisability, of a possible business combination with Parent;
      WHEREAS, the Special Committee has negotiated the terms and conditions of this Agreement on behalf of the Company and has (i) determined that the Merger is consistent with and in furtherance of the long-term business strategy of the Company and advisable, fair to, and in the best interests of the stockholders of the Company (other than Parent and its affiliates and associates) and (ii) recommended the approval and adoption of this Agreement by the Company Board;
      WHEREAS, the Company Board has, based upon the recommendation of the Special Committee, (i) determined that the Merger is consistent with and in furtherance of the long-term business strategy of the Company and advisable, fair to, and in the best interests of the stockholders of the Company (other than Parent and its affiliates and associates), (ii) approved and adopted this Agreement and declared its advisability and approved the Merger and the other transactions contemplated by this Agreement and (iii) recommended the approval and adoption of this Agreement by the stockholders of the Company;
      WHEREAS, the Board of Directors of Parent (the “Parent Board”) has determined that the Merger is consistent with and in furtherance of the long-term business strategy of Parent and fair to, and in the best interests of, Parent and its stockholders and has approved and adopted this Agreement, the Merger and the other transactions contemplated by this Agreement; and
      WHEREAS, for federal income tax purposes, the Merger is intended to qualify as a reorganization under the provisions of Section 368(a) of the United States Internal Revenue Code of 1986, as amended (the “Code”);
      NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:
ARTICLE I
THE MERGER
      Section 1.01     The Merger. Upon the terms of this Agreement and subject to the conditions set forth in Article VII, and in accordance with the DGCL, at the Effective Time (as defined in Section 1.02), Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”).
      Section 1.02     Effective Time; Closing. As promptly as practicable after the satisfaction or, if permissible, waiver of the conditions set forth in Article VII (but in no event earlier than August 21, 2005), the parties hereto shall cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as is required by, and executed in accordance with, the relevant provisions of the DGCL (the date and time of such filing of the Certificate of Merger (or such later time as may be agreed by each of the parties hereto and specified in the

Certificate of Merger) being the “Effective Time”). Immediately prior to such filing of the Certificate of Merger, a closing (the “Closing”) shall be held at the offices of Shearman & Sterling LLP, 599 Lexington Avenue, New York, New York 10022, or such other place as the parties shall agree, for the purpose of confirming the satisfaction or waiver, as the case may be, of the conditions set forth in Article VII.
      Section 1.03     Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.
      Section 1.04     Certificate of Incorporation; By-laws. (a) At the Effective Time the Certificate of Incorporation of the Company shall be amended and restated to be the same as the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Effective Time until thereafter amended as provided by law and such Certificate of Incorporation; provided, however, that, at the Effective Time, Article I of the Certificate of Incorporation of the Surviving Corporation shall read as follows: “The name of the corporation is Mayor’s Jewelers, Inc.”
      (b) Unless otherwise determined by Parent prior to the Effective Time, and subject to Section 6.04(a), at the Effective Time, the By-laws of the Company shall be amended and restated to be the same as the By-laws of Merger Sub, as in effect immediately prior to the Effective Time until thereafter amended as provided by law, the Certificate of Incorporation of the Surviving Corporation and such By-laws.
      Section 1.05     Directors and Officers. The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and By-laws of the Surviving Corporation, and the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or approval.
ARTICLE II
CONVERSION OF SECURITIES; EXCHANGE OF CERTIFICATES
      Section 2.01     Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, the Company or the holders of any of the following securities:

(a) each share of common stock, par value $0.0001 per share (“Company Common Stock”), of the Company issued and outstanding immediately prior to the Effective Time, excluding any shares of Company Common Stock (i) held directly by Parent and (ii) to be canceled pursuant to Section 2.01(b), being hereinafter collectively referred to as the “Shares”, shall be canceled and shall be converted automatically, subject to Section 2.02, into the right to receive 0.08695 (the “Exchange Ratio”) Class A Voting Shares (“Parent Common Stock”) of Parent (the “Merger Consideration”), payable upon surrender, in the manner provided in Section 2.02, of the certificate that formerly evidenced such Share;

(b) each share of Company Common Stock held in the treasury of the Company and each share of Company Common Stock held by any direct or indirect subsidiary of the Company immediately prior to the Effective Time shall be canceled without any conversion thereof and no payment or distribution shall be made with respect thereto; and

(c) each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be canceled and shall be converted automatically into the right to receive one share of Company Common Stock, and no payment or distribution shall be made with respect thereto.

2

      Section 2.02     Exchange of Certificates. (a) Exchange Agent. Parent shall deposit, or shall cause to be deposited, with SunTrust Bank or such other bank or trust company that may be designated by Parent and is reasonably satisfactory to the Company (the “Exchange Agent”), for the benefit of the holders of Shares, for exchange in accordance with this Article II through the Exchange Agent, certificates representing the shares of Parent Common Stock issuable pursuant to Section 2.01 as of the Effective Time, and cash, from time to time as required to make payments in lieu of any fractional shares pursuant to Section 2.02(e) (such cash and certificates for shares of Parent Common Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”). The Exchange Agent shall, pursuant to irrevocable instructions, deliver the shares of Parent Common Stock contemplated to be issued pursuant to Section 2.01 out of the Exchange Fund. Except as contemplated by Section 2.02(g) hereof, the Exchange Fund shall not be used for any other purpose.
      (b) Exchange Procedures. As promptly as practicable after the Effective Time, (but in no event later than five (5) business days after the Effective Time), Parent shall cause the Exchange Agent to mail to each person who was, at the Effective Time, a holder of record of Shares entitled to receive the Merger Consideration pursuant to Section 2.01(a): (i) a letter of transmittal (which shall be in customary form and shall specify that delivery shall be effected, and risk of loss and title to the certificates evidencing such Shares (the “Certificates”) shall pass, only upon proper delivery of the Certificates to the Exchange Agent) and (ii) instructions for use in effecting the surrender of the Certificates pursuant to such letter of transmittal. Upon surrender to the Exchange Agent of a Certificate for cancellation, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of Parent Common Stock which such holder has the right to receive in respect of the Shares formerly represented by such Certificate (after taking into account all Shares then held by such holder), cash in lieu of any fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.02(e) and any dividends or other distributions to which such holder is entitled pursuant to Section 2.02(c), and the Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, a certificate representing the proper number of shares of Parent Common Stock, cash in lieu of any fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.02(e) and any dividends or other distributions to which such holder is entitled pursuant to Section 2.02(c) may be issued to a transferee if the Certificate representing such Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 2.02, each Certificate shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender the certificate representing shares of Parent Common Stock, cash in lieu of any fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.02(e) and any dividends or other distributions to which such holder is entitled pursuant to Section 2.02(c).
      (c) Distributions with Respect to Unexchanged Shares of Parent Common Stock. No dividends or other distributions declared or made after the Effective Time with respect to the Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock represented thereby, and no cash payment in lieu of any fractional shares shall be paid to any such holder pursuant to Section 2.02(e), until the holder of such Certificate shall surrender such Certificate. Subject to the effect of escheat, tax or other applicable Laws, following surrender of any such Certificate, there shall be paid to the holder of the certificates representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (i) promptly, the amount of any cash payable with respect to a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.02(e) and the amount of dividends or other distributions with a record date after the Effective Time and theretofore paid with respect to such whole shares of Parent Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of Parent Common Stock.

3

      (d) No Further Rights in Shares. All shares of Parent Common Stock issued upon conversion of the Shares in accordance with the terms hereof (including any cash paid pursuant to Section 2.02(c) or (e)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such Shares.
      (e) No Fractional Shares. No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates, and such fractional share interests will not entitle the owner thereof to vote or to any other rights of a shareholder of Parent. Each holder of a fractional share interest shall be paid an amount in cash (without interest and subject to the amount of any withholding taxes as contemplated in Section 2.02(i)) equal to the product obtained by multiplying (i) such fractional share interest held, directly or indirectly, by such holder (after taking into account all fractional share interests then held, directly or indirectly, by such holder) by (ii) the average closing price of a share of Parent Common Stock as reported by the American Stock Exchange (the “AMEX”) in the twenty (20) consecutive trading days beginning on (and including) the trading day immediately following the date of the Effective Time. As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional share interests, the Exchange Agent shall so notify Parent, and Parent shall deposit such amount with the Exchange Agent and shall cause the Exchange Agent to forward payments to such holders of fractional share interests subject to and in accordance with the terms of Sections 2.02(b) and (c).
      (f) Adjustments to Exchange Ratio. The Exchange Ratio shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock or Company Common Stock), extraordinary cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Parent Common Stock or Company Common Stock occurring on or after the date hereof and prior to the Effective Time.
      (g) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Shares for one year after the Effective Time shall be delivered to Parent, upon demand, and any holders of Shares who have not theretofore complied with this Article II shall thereafter look only to Parent for the shares of Parent Common Stock, any cash in lieu of fractional shares of Parent Common Stock to which they are entitled pursuant to Section 2.02(e) and any dividends or other distributions with respect to the Parent Common Stock to which they are entitled pursuant to Section 2.02(c). Any portion of the Exchange Fund remaining unclaimed by holders of Shares as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any government entity shall, to the extent permitted by applicable Law, become the property of Parent free and clear of any claims or interest of any person previously entitled thereto.
      (h) No Liability. None of the Exchange Agent, Parent or the Surviving Corporation shall be liable to any holder of Shares for any such Shares (or dividends or distributions with respect thereto), or cash delivered to a public official pursuant to any abandoned property, escheat or similar Law.
      (i) Withholding Rights. Each of the Exchange Agent, the Surviving Corporation and Parent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, the Income Tax Act (Canada) (the “ITA”), or any provision of state, provincial, local or other, United States or foreign, tax Law. To the extent that amounts are so deducted or withheld by the Exchange Agent, the Surviving Corporation or Parent, as the case may be, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Shares in respect of which such deduction and withholding was made by the Exchange Agent, the Surviving Corporation or Parent, as the case may be.
      (j) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares

4

of Parent Common Stock, any cash in lieu of fractional shares of Parent Common Stock to which the holders thereof are entitled pursuant to Section 2.02(e) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.02(c).
      Section 2.03     Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of Shares thereafter on the records of the Company. From and after the Effective Time, the holders of Certificates representing Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided in this Agreement or by Law. On or after the Effective Time, any Certificates presented to the Exchange Agent or Parent for any reason shall be converted into shares of Parent Common Stock, any cash in lieu of fractional shares of Parent Common Stock to which the holders thereof are entitled pursuant to Section 2.02(e) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.02(c).
      Section 2.04     Company Stock Options. (a) All options to purchase shares of Company Common Stock (the “Company Stock Options”) outstanding, whether or not exercisable and whether or not vested, at the Effective Time, issued under the Company’s 1991 Stock Option Plan, the Company’s 2004 Long-Term Incentive Plan and any other plan or agreement pursuant to which Company Stock Options have been issued, in each case as such may have been amended, supplemented or modified (collectively, the “Company Stock Option Plans”), shall remain outstanding following the Effective Time. At the Effective Time, the Company Stock Options shall, by virtue of the Merger and without any further action on the part of the Company or the holder thereof, be assumed by Parent in such manner that Parent (i) is a corporation “assuming a stock option in a transaction to which Section 424(a) applies” within the meaning of Section 424 of the Code and the regulations thereunder or (ii) to the extent that Section 424 of the Code does not apply to any such Company Stock Options, would be such a corporation were Section 424 of the Code applicable to such Company Stock Options. From and after the Effective Time, all references to the Company in the Company Stock Option Plans and the applicable stock option agreements issued thereunder shall be deemed to refer to Parent, which shall have assumed the Company Stock Option Plans as of the Effective Time by virtue of this Agreement and without any further action. Each Company Stock Option assumed by Parent (each, a “Substitute Option”) shall be exercisable upon the same terms and conditions as under the applicable Company Stock Option Plan and the applicable option agreement issued thereunder, except that (A) each such Substitute Option shall be exercisable for, and represent the right to acquire, that whole number of shares of Parent Common Stock (rounded downward to the nearest whole share) equal to the number of shares of Company Common Stock subject to such Company Stock Option multiplied by the Exchange Ratio; and (B) the option price per share of Parent Common Stock shall be an amount equal to the option price per share of Company Common Stock subject to such Company Stock Option in effect immediately prior to the Effective Time divided by the Exchange Ratio (the option price per share, as so determined, being rounded upward to the nearest full cent). Such Substitute Option shall otherwise be subject to the same terms and conditions as such Company Stock Option. For illustrative purposes only, if, immediately prior to the Effective Time, a holder owns 100 Company Stock Options, each of which represents the right to acquire one (1) share of Company Common Stock at an exercise price of $0.50 per share of Company Common Stock, at the Effective Time such holder’s Company Stock Options shall be converted into eight (8) Substitute Options, each of which will represent the right to acquire one (1) share of Parent Common Stock at an exercise price of $5.76 per share of Parent Common Stock.
      (b) As soon as practicable after the Effective Time, Parent shall deliver, or cause to be delivered, to each holder of a Substitute Option an appropriate notice setting forth such holder’s rights pursuant thereto and such Substitute Option shall continue in effect on the same terms and conditions (including any antidilution provisions, and subject to the adjustments required by this Section 2.04 after giving effect to the Merger). Parent shall comply with the terms of all such Substitute Options and ensure, to the extent required by, and subject to the provisions of, the Company Stock Option Plans, that Substitute Options that qualified as incentive stock options under Section 422 of the Code prior to the Effective Time continue to qualify as incentive stock options after the Effective Time. Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise of Substitute

5

Options pursuant to the terms set forth in this Section 2.04. As soon as practicable after the Effective Time, the shares of Parent Common Stock subject to Substitute Options will be covered by an effective registration statement on Form S-8 (or any successor form) or another appropriate form, and Parent shall use its reasonable best efforts to maintain the effectiveness of such registration statement or registration statements for so long as Substitute Options remain outstanding. In addition, Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock subject to Substitute Options to be listed on the AMEX and such other exchanges as Parent shall determine.
      (c) On or after the date of this Agreement and prior to the Effective Time, each of Parent and the Company shall take all necessary action such that, with respect to each member of the Company Board and each employee of the Company that is subject to Section 16 of the Exchange Act (as defined in Section 3.02(b)) the acquisition by such person of Parent Common Stock or Substitute Options in the Merger and the disposition by any such person of Company Common Stock or Company Stock Options pursuant to the transactions contemplated by this Agreement shall be exempt from the short-swing profit liability rules of Section 16(b) of the Exchange Act pursuant to Rule 16b-3 promulgated thereunder.
      Section 2.05     Restricted Stock. At the Effective Time, any shares of Company Common Stock outstanding immediately prior to the Effective Time that are unvested or are subject to a repurchase option, risk of forfeiture or other condition under the Company Stock Option Plans or any applicable restricted stock purchase agreement or other agreement with the Company (a “Company Restricted Stock Award”) shall be exchanged for shares of Parent Common Stock pursuant to Section 2.01 that shall be unvested and subject to the same repurchase option, risk of forfeiture or other condition to which the applicable Company Restricted Stock Award is subject, and the certificates representing such shares of Parent Common Stock may accordingly be marked with appropriate legends. The Company shall take all actions that may be necessary to ensure that, from and after the Effective Time, Parent or the Surviving Corporation is entitled to exercise any such repurchase options or other rights set forth in any such restricted stock purchase or other agreement.
      Section 2.06     Company Warrants. (a) All warrants to purchase shares of Company Common Stock, excluding any warrants to purchase shares of Company Common Stock held directly by Parent (the “Company Warrants”) outstanding at the Effective Time shall remain outstanding following the Effective Time. At the Effective Time, the Company Warrants shall, by virtue of the Merger and without any further action on the part of the Company or the holder thereof, be assumed by Parent. From and after the Effective Time, all references to the Company in the applicable warrant agreements pursuant to which such Company Warrants were issued (the “Company Warrant Agreements”) shall be deemed to refer to Parent, which shall have assumed the Company Warrants and Company Warrant Agreements as of the Effective Time by virtue of this Agreement and without any further action. Each Company Warrant assumed by Parent (each, a “Substitute Warrant”) shall be exercisable upon the same terms and conditions as under the applicable Company Warrant Agreements, except that (A) each such Substitute Warrant shall be exercisable for, and represent the right to acquire, that whole number of shares of Parent Common Stock (rounded downward to the nearest whole share) equal to the number of shares of Company Common Stock subject to such Company Warrant multiplied by the Exchange Ratio; and (B) the exercise price per share of Parent Common Stock shall be an amount equal to the exercise price per share of Company Common Stock subject to such Company Warrant in effect immediately prior to the Effective Time divided by the Exchange Ratio (the exercise price per share, as so determined, being rounded upward to the nearest full cent). Such Substitute Warrants shall otherwise be subject to the same terms and conditions as such Company Warrants. For illustrative purposes only, if, immediately prior to the Effective Time, a holder owns 100 Company Warrants, each of which represents the right to acquire one (1) share of Company Common Stock at an exercise price of $0.50 per share of Company Warrant, at the Effective Time such holder’s Company Warrants shall be converted into eight (8) Substitute Warrants, each of which will represent the right to acquire one (1) share of Parent Common Stock at an exercise price of $5.76 per share of Parent Common Stock.
      (b) As soon as practicable after the Effective Time, Parent shall deliver, or cause to be delivered, to each holder of a Substitute Warrant an appropriate notice setting forth such holder’s rights pursuant thereto and such Substitute Warrant shall continue in effect on the same terms and conditions (including any antidilution provisions, and subject to the adjustments required by this Section 2.06 after giving effect to the Merger).

6

Parent shall comply with the terms of all such Substitute Warrants. Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise of Substitute Warrants pursuant to the terms set forth in this Section 2.06. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock subject to Substitute Warrants to be listed on the AMEX and such other exchanges as Parent shall determine.
      Section 2.07     No Appraisal Rights. In accordance with Section 262 of the DGCL, no appraisal rights shall be available to holders of shares of Company Common Stock in connection with the Merger.
      Section 2.08     Affiliates. Notwithstanding anything to the contrary herein, no Merger Consideration shall be delivered to a Company Affiliate (as defined in Section 6.06) until such person has executed and delivered to Parent an executed copy of the affiliate letter contemplated in Section 6.06 hereof.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
      As an inducement to Parent and Merger Sub to enter into this Agreement, the Company hereby represents and warrants to Parent and Merger Sub that:
      Section 3.01     Authority Relative to this Agreement. The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement (collectively, the “Transactions”). The execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions (other than the Required Company Vote and the Disinterested Stockholder Vote, each as defined herein, and the filing and recordation of appropriate merger documents as required by the DGCL). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including, without limitation, all Laws relating to fraudulent transfers), reorganization, moratorium or similar Laws affecting creditors’ rights generally and subject to the effect of general principles of equity (regardless of whether considered in a proceeding at law or in equity). Pursuant to Section 203(b)(2) of the DGCL, in Article 7, Section 7 of the Company’s By-laws, the Company has validly elected not to be governed by Section 203 of the DGCL. To the knowledge of the Company, no other state takeover statute is applicable to the Merger or the other transactions contemplated by this Agreement.
      Section 3.02     No Conflict; Required Filings and Consents. (a) Except those set forth in the Company Disclosure Schedule (the “Company Disclosure Schedule”), which has been prepared by the Company and delivered by the Company to Parent and Merger Sub prior to the execution and delivery of this Agreement, the execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company will not, (i) conflict with or violate the Certificate of Incorporation or By-laws or any equivalent organizational documents of the Company or any of its subsidiaries, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 3.02(b) have been obtained and all filings and obligations described in Section 3.02(b) have been made, conflict with or violate any United States, non-Canadian or non-United States or Canadian statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or other order (“Law”) applicable to the Company or any of its subsidiaries or by which any property or asset of the Company or any of its subsidiaries is bound or affected, or (iii) result in any breach of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of the Company or any of its subsidiaries pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries or any property or asset of either of them is bound or affected,

7

except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay the Company from performing its obligations under this Agreement and would not, individually or in the aggregate, have a Company Material Adverse Effect (as defined in Section 9.03(a)).
      (b) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, any United States federal, state, county or local or non-United States government, governmental, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal, or judicial or arbitral body (a “Governmental Authority”), except (i) for applicable requirements, if any, of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), state and provincial securities or “blue sky” Laws (“Blue Sky Laws”) and, filing and recordation of appropriate merger documents as required by the DGCL, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay the Company from performing its obligations under this Agreement, and would not, individually or in the aggregate, have a Company Material Adverse Effect.
      Section 3.03     Board Approval; Vote Required. (a) The Special Committee, by resolutions duly adopted by unanimous vote of those voting at a meeting duly called and held and not subsequently rescinded or modified in any way, has duly (i) determined that the Merger is advisable, fair to, and in the best interests of the stockholders of the Company (other than Parent and its affiliates and associates), and (ii) recommended the approval and adoption of this Agreement by the Company Board.
      (b) The Company Board, by resolutions duly adopted by unanimous vote of those voting at a meeting duly called and held and not subsequently rescinded or modified in any way, has duly (i) determined that the Merger is advisable, fair to, and in the best interests of the stockholders of the Company (other than Parent and its affiliates and associates), (ii) approved and adopted this Agreement and declared its advisability and approved the Merger and the other transactions contemplated by this Agreement, and (iii) recommended the approval and adoption of this Agreement by the stockholders of the Company and directed that this Agreement be submitted for consideration by the Company’s stockholders at the Company Stockholders’ Meeting (as defined in Section 6.01(a)).
      (c) Subject to Section 7.01(b), the only vote of the holders of any class or series of capital stock of the Company necessary to approve this Agreement, the Merger and the other Transactions is the Required Company Vote.
      Section 3.04     [Reserved]
      Section 3.05     Opinion of Financial Advisor. The Special Committee has received the written opinion of Houlihan Lokey Howard & Zukin (the “HLHZ Fairness Opinion”), dated the date of this Agreement, to the effect that, as of the date of this Agreement, the Exchange Ratio is fair, from a financial point of view, to the Company’s stockholders (other than Parent and its affiliates and associates), a copy of which opinion has heretofore been furnished to Parent prior to the execution and delivery of this Agreement.
      Section 3.06     Brokers. No broker, finder or investment banker (other than Houlihan Lokey Howard & Zukin) is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company. The Company has heretofore furnished to Parent a complete and correct copy of all agreements between the Company and Houlihan Lokey Howard & Zukin pursuant to which such firm would be entitled to any payment relating to the Transactions.

8

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
      As an inducement to the Company to enter into this Agreement, Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company that:
      Section 4.01     Corporate Organization. (a) Each of Parent and each subsidiary of Parent, excluding the Company and its subsidiaries (each a “Subsidiary” and collectively, the “Subsidiaries”), is a corporation amalgamated or incorporated, as applicable, validly existing and in good standing under the laws of the jurisdiction of its amalgamation or incorporation, as applicable, and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted and is duly qualified to do business in each jurisdiction where the character of its activities requires such qualification, except where the failure to be so amalgamated or incorporated, as applicable, existing or in good standing, to have such power and authority or to be so qualified would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay Parent or Merger Sub from performing their obligations under this Agreement and would not, individually or in the aggregate, have a Parent Material Adverse Effect (as defined in Section 9.03(a)).
      (b) A true and complete list of all the Subsidiaries, together with the jurisdiction of incorporation of each Subsidiary and the percentage of the outstanding capital stock of each Subsidiary owned by Parent and each other Subsidiary, is set forth in Section 4.01(b) of the Parent Disclosure Schedule (the “Parent Disclosure Schedule”), which has been prepared by Parent and delivered by Parent to the Company prior to the execution and delivery of this Agreement. Except as disclosed in Section 4.01(b) of the Parent Disclosure Schedule, Parent does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity.
      (c) Each Subsidiary that is material to the business, financial condition or results of operations of Parent and the Subsidiaries taken as a whole is so identified in Section 4.01(c) of the Parent Disclosure Schedule and is referred to herein as a “Material Subsidiary”.
      Section 4.02     Certificate of Amalgamation and By-laws. Parent has heretofore furnished to the Company a complete and correct copy of the Articles of Amalgamation and the By-laws of Parent and the Articles of Incorporation or Certificate of Amalgamation and By-laws of each Material Subsidiary, each as amended to date. Such Articles of Amalgamation, Articles of Incorporation or Certificate of Incorporation as applicable, and By-laws are in full force and effect. Neither Parent nor any Material Subsidiary is in violation of any of the provisions of its Articles of Amalgamation, Articles of Incorporation or Certificate of Incorporation as applicable, or By-laws.
      Section 4.03     Capitalization. (a) The authorized capital stock of Parent consists of (i) an unlimited number of shares of Parent Common Stock, (ii) an unlimited number of Class B Multiple Voting Shares (“Parent Class B Shares”), (iii) 100,000 Class C Shares (“Parent Class C Shares”), (iv) an unlimited number of non-voting common shares (“Parent Non-Voting Shares”), and (v) 2,034,578 Series A preferred shares (“Parent Preferred Stock”). As of the date of this Agreement, (i) 85,450 shares of Parent Common Stock are issued and outstanding, all of which are validly issued, fully paid and non-assessable, (ii) nil shares of Parent Common Stock are held in the treasury of Parent, (iii) nil shares of Parent Common Stock are held by subsidiaries of Parent, (iv) 7,213,094 Parent Class B Shares are issued and outstanding, all of which are validly issued, fully paid and non-assessable, (vi) nil Parent Class C Shares are issued and outstanding, (vi) nil Parent Non-Voting Shares are issued and outstanding, and (vii) 1,022,350 shares of Parent Preferred Stock are issued and outstanding, all of which are validly issued, fully paid and non-assessable. As of the date of this Agreement, no other shares of Parent Preferred Stock are issued and outstanding. Except as set forth in this Section 4.03 and in Section 4.03(a) of the Parent Disclosure Schedule and except for stock options granted pursuant to the stock option plan of Parent (the “Parent Stock Option Plan”), there are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of Parent or any Subsidiary or obligating Parent or any Subsidiary to issue or

9

sell any shares of capital stock of, or other equity interests in, Parent or any Subsidiary. Section 4.03(a) of the Parent Disclosure Schedule sets forth a correct and complete list, as of the date hereof, of the holders of all stock options granted pursuant to the Parent Stock Option Plan, the number of options held by each such holder and the exercise price and the date of grant of each such option. All shares of Parent Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable. Except as disclosed in Section 4.03(a) of the Parent Disclosure Schedule, there are no outstanding contractual obligations of Parent or any Subsidiary to repurchase, redeem or otherwise acquire any shares of Parent Common Stock or any capital stock of any Subsidiary. Except as disclosed in Section 4.03(a) of the Parent Disclosure Schedule, there are no outstanding contractual obligations of Parent to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary or any other person.
      (b) Except as disclosed in Section 4.03(b) of the Parent Disclosure Schedule, as of the Effective Time, (i) 1,623,644 shares of Parent Common Stock will be issued and outstanding, all of which will be validly issued, fully paid and non-assessable, (ii) nil shares of Parent Common Stock will be held in the treasury of Parent, (iii) nil shares of Parent Common Stock will be held by subsidiaries of Parent, (iv) 7,717,970 Parent Class B Shares will be issued and outstanding, all of which will be validly issued, fully paid and non-assessable, (v) nil Parent Class C Shares will be issued and outstanding, (vi) nil Parent Non-Voting Shares will be issued and outstanding, and (vii) nil shares of Parent Preferred Stock will be issued and outstanding.
      (c) The authorized capital stock of Merger Sub consists of 200 shares of common stock, par value $0.01 per share, all of which are duly authorized, validly issued, fully paid and non-assessable and free of any preemptive rights in respect thereof and all of which are owned by Parent. Each outstanding share of capital stock of Merger Sub is duly authorized, validly issued, fully paid and non-assessable and each such share is owned by Parent or Merger Sub free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on Parent’s or Merger Sub’s voting rights, charges and other encumbrances of any nature whatsoever.
      (d) The shares of Parent Common Stock to be issued pursuant to the Merger in accordance with Section 2.01 (i) will be duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights created by statute, the Parent’s Articles of Amalgamation or By-laws or any agreement to which the Parent is a party or is bound and (ii) will, when issued, be registered under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”) and the Exchange Act and registered or exempt from registration under applicable Blue Sky Laws.
      Section 4.04     Authority Relative to this Agreement. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the Transactions (other than, with respect to the Merger, the filing and recordation of appropriate merger documents as required by the DGCL). This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including, without limitation, all Laws relating to fraudulent transfers), reorganization, moratorium or similar Laws affecting creditors’ rights generally and subject to the effect of general principles of equity (regardless of whether considered in a proceeding at law or in equity).
      Section 4.05     No Conflict; Required Filings and Consents. (a) The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub will not, (i) conflict with or violate the Articles of Amalgamation, Articles of Incorporation or Certificate of Incorporation, as applicable, or By-laws of Parent or any Subsidiary, (ii) assuming that all consents,

10

approvals, authorizations and other actions described in Section 4.05(b) have been obtained and all filings and obligations described in Section 4.05(b) have been made, conflict with or violate any Law applicable to Parent or any Subsidiary or by which any property or asset of either of them is bound or affected, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of Parent or any Subsidiary pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or any Subsidiary is a party or by which Parent or any Subsidiary or any property or asset of either of them is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay Parent and Merger Sub from performing their obligations under this Agreement and would not, individually or in the aggregate, have a Parent Material Adverse Effect.
      (b) The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for applicable requirements of, or exemptions under, the Securities Act, Exchange Act, Blue Sky Laws or Canadian securities laws and filing and recordation of appropriate merger documents as required by the DGCL, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent Parent or Merger Sub from performing, in all material respects, their obligations under this Agreement.
      Section 4.06     Permits; Compliance. Except as disclosed in Section 4.06 of the Parent Disclosure Schedule, each of Parent and its Subsidiaries is in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for Parent or any Subsidiary to own, lease and operate its material properties or to carry on its business as it is now being conducted (the “Parent Permits”). As of the date of this Agreement, no suspension or cancellation of any of the Parent Permits is pending or, to the knowledge of Parent, threatened. Neither Parent nor any Subsidiary is in conflict with, or in default, breach or violation of, (a) any Law applicable to Parent or any Subsidiary or by which any material property or asset of Parent or any Subsidiary is bound or affected, or (b) any material note, bond, mortgage, indenture, contract, agreement, lease, license, franchise, Parent Permit or other material instrument or obligation to which Parent or any Subsidiary is a party or by which Parent or any Subsidiary or any property or asset of Parent or any Subsidiary is bound.
      Section 4.07     SEC Filings. Parent has filed all forms, schedules, reports and documents required to be filed by it with the Securities and Exchange Commission (the “SEC”) since July 31, 2002 (collectively, the “Parent SEC Reports”). The Parent SEC Reports (i) were prepared in all material respects in accordance with either the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations promulgated thereunder, and (ii) did not, at the time they were filed, or, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.
      Section 4.08     Financial Statement; Undisclosed Liabilities. (a) Schedule 4.08 of the Parent Disclosure Schedule contains copies of (i) the consolidated audited balance sheets and related consolidated audited annual statements of operations and deficit and cash flows of Parent (as of and for the fiscal years ended March 29, 2003 and March 27, 2004) (the “Audited Financial Statements”); and (ii) the consolidated unaudited balance sheet of Parent as of December 25, 2004 and the related consolidated unaudited statements of operations and deficit and cash flows for the 39-week period then ended (the “Unaudited Financial Statements”). The Audited Financial Statements and the Unaudited Financial Statements are hereinafter referred to, collectively, as the “Financial Statements.” Each of the balance sheets included in the Financial Statements (including any related notes and schedules) fairly presents in all material respects the consolidated

11

financial position of Parent, as of the date thereof, and each of the statements of operations and deficit and cash flows included in the Financial Statements (including any related notes and schedules) fairly presents in all material respects the consolidated results of operations and changes in cash flows, as the case may be, of Parent for the periods set forth therein, in each case in accordance with GAAP (as defined in Section 4.10(a)), subject in the case of the Unaudited Financial Statements, to normal recurring adjustments and the absence of footnotes.
      (b) There are no liabilities or obligations of Parent or any Subsidiary of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, and there is no existing condition, situation or set of circumstances which could reasonably be expected to result in such a liability or obligation, other than: (i) liabilities fully reflected or provided for in the most recent balance sheet included in the Financial Statements and (ii) liabilities or obligations disclosed in the Parent Disclosure Schedule.
      Section 4.09     Absence of Certain Changes or Events. Since March 27, 2004, except as set forth in Section 4.09 of the Parent Disclosure Schedule, or as expressly contemplated by this Agreement, (a) Parent has conducted its business only in the ordinary course and in a manner consistent with past practice, and (b) there has not been any Parent Material Adverse Effect and (c) none of Parent or any Subsidiary has taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Section 5.02.
      Section 4.10     Internal Controls. (a) Parent’s financial reporting is in accordance with United States generally accepted accounting principles (“GAAP”). Parent and its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Parent has made available to the Company complete and correct copies of, all written descriptions of, and all policies, manuals and other documents promulgating, such internal accounting controls.
      (b) Since March 27, 2004, neither Parent nor any Subsidiary nor, to Parent’s knowledge, any director, officer, employee, auditor, accountant or representative of Parent or any Subsidiary, has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Parent or any Subsidiary or their respective internal accounting controls, including any complaint, allegation, assertion or claim that Parent or any Subsidiary has engaged in questionable accounting or auditing practices.
      Section 4.11     Absence of Litigation. Except as set forth in Section 4.11 of the Parent Disclosure Schedule, there is no litigation, suit, claim, action, proceeding or investigation (an “Action”) pending or, to the knowledge of Parent, threatened against Parent or any Subsidiary, or any property or asset of Parent or any Subsidiary, before any Governmental Authority that (a) individually or in the aggregate, is reasonably likely to have a Parent Material Adverse Effect or (b) seeks to materially delay or prevent the consummation of the Merger. Neither Parent nor any Subsidiary nor any material property or asset of Parent or any Subsidiary is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of Parent, continuing investigation by, any Governmental Authority that would, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay Parent or Merger Sub from performing its obligations under this Agreement or, individually or in the aggregate, is reasonably likely to have a Parent Material Adverse Effect.
      Section 4.12     Employee Benefit Plans. (a) Section 4.12(a) of Parent Disclosure Schedule lists all employee benefit plans and all bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, and all employment, termination, severance or other contracts or agreements, whether legally enforceable or not, to which Parent or any Subsidiary is a party, with respect to which Parent or any Subsidiary has any obligation or which are maintained, contributed to or sponsored by Parent or any

12

Subsidiary for the benefit of any current or former employee, officer or director of Parent or any Subsidiary (collectively, the “Plans”).
      (b) Each Plan is now and always has been operated in all material respects in accordance with its terms and the requirements of all applicable Laws. Parent and the Subsidiaries have performed all obligations required to be performed by them under, are not in any respect in default under or in violation of, and have no knowledge of any default or violation by any party to, any Plan. Except as otherwise described in the Parent Disclosure Schedule, no Action is pending or, to the knowledge of Parent, threatened with respect to any Plan (other than claims for benefits in the ordinary course).
      (c) All contributions, premiums or payments required to be made with respect to any Plan have been made on or before their due dates. All such contributions have been fully deducted for income tax purposes and no such deduction has been challenged or disallowed by any Governmental Authority.
      (d) Except as noted in Section 4.12(d) of the Parent Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the Transactions will (either alone or in conjunction with any other event, including termination of employment) result in, cause the accelerated vesting or delivery of, or increase the amount or value of, any severance, termination or other payment or benefit to any director, officer, employee or consultant of Parent or any Subsidiary.
      Section 4.13     Labor and Employment Matters. (a) Except as set forth in Section 4.13(a) of Parent Disclosure Schedule, (i) there are no material controversies pending or, to the knowledge of Parent, threatened between Parent or any Subsidiary and any of their respective employees; (ii) neither Parent nor any Subsidiary is a party to any collective bargaining agreement or other labor union contract applicable to persons employed by Parent or any Subsidiary, nor, to the knowledge of Parent, are there any activities or proceedings of any labor union to organize any such employees; and (iii) there are no unfair labor practice complaints pending against Parent or any Subsidiary before any Governmental Authority.
      (b) Parent and the Subsidiaries are in material compliance with all applicable Laws relating to the employment of labor, including those related to wages, hours, collective bargaining and the payment and withholding of taxes and other sums as required by the appropriate Governmental Authority and have withheld and paid to the appropriate Governmental Authority or are holding for payment not yet due to such Governmental Authority all amounts required to be withheld from employees of Parent or any Subsidiary and are not liable for any arrears of wages, taxes, penalties or other sums for failure to comply with any of the foregoing. Parent and the Subsidiaries have paid in full to all employees or adequately accrued for in accordance with GAAP consistently applied all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of such employees and, except as described in the Parent Disclosure Schedule, there is no material claim or group of related claims with respect to payment of wages, salary or overtime pay that has been asserted or is now pending or threatened before any Governmental Authority with respect to any persons currently or formerly employed by Parent or any Subsidiary. Except as described in Section 4.13(b) of the Parent Disclosure Schedule, neither Parent nor any Subsidiary is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Authority relating to employees or employment practices. Except as described in Section 4.13(b) of the Parent Disclosure Schedule, there is no charge or proceeding with respect to a violation of any occupational safety or health standards that has been asserted or is now pending or threatened with respect to Parent. Except as described in Section 4.13(b) of the Parent Disclosure Schedule, there is no charge of discrimination in employment or employment practices, for any reason, including, without limitation, age, gender, race, religion or other legally protected category, which has been asserted or is now pending or threatened before any Governmental Authority in any jurisdiction in which Parent or any Subsidiary has employed or employ any person.
      Section 4.14     Real Property; Title to Assets. (a) Section 4.14(a) of the Parent Disclosure Schedule lists each parcel of real property currently or formerly owned by Parent or any Subsidiary. Except as disclosed in Section 4.14(a) of the Parent Disclosure Schedule, each parcel of real property owned by Parent or any Subsidiary (i) is owned free and clear of all mortgages, pledges, liens, security interests, conditional and installment sale agreements, encumbrances, charges or other claims of third parties of any kind, including, without limitation, any easement, right of way or other encumbrance to title, or any option, right of

13

first refusal, or right of first offer (collectively, “Liens”), other than (A) Liens for current taxes and assessments not yet past due, (B) inchoate mechanics’ and materialmen’s Liens for construction in progress, (C) supplier’s, workmen’s, repairmen’s, warehousemen’s and carriers’ Liens arising in the ordinary course of business of Parent or such Subsidiary consistent with past practice, and (D) all matters of record, Liens and other imperfections of title and encumbrances that would not, individually or in the aggregate, have a Parent Material Adverse Effect (collectively, “Permitted Liens”), and (ii) is neither subject to any governmental decree or order to be sold nor is being condemned, expropriated or otherwise taken by any public authority with or without payment of compensation therefor, nor, to the knowledge of Parent, has any such condemnation, expropriation or taking been proposed.
      (b) Section 4.14(b) of the Parent Disclosure Schedule lists each parcel of real property currently leased or subleased by Parent or any Subsidiary, pursuant to a lease agreement to which Parent and the Subsidiaries are parties (collectively, the “Lease Documents”). True, correct and complete copies of all Lease Documents have been delivered to the Company. All such current leases and subleases are in full force and effect, are valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing material default or event of default (or event which, with notice or lapse of time, or both, would constitute a default) by Parent or any Subsidiary.
      (c) There are no contractual or legal restrictions that preclude or restrict the ability to use any real property owned or leased by Parent or any Subsidiary for the purposes for which it is currently being used. There are no latent defects or adverse physical conditions affecting the real property, and improvements thereon, owned or leased by Parent or any Subsidiary other than those that would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay Parent or Merger Sub from performing its obligations under this Agreement and would not, individually or in the aggregate, have a Parent Material Adverse Effect.
      (d) Each of Parent and the Subsidiaries has good and valid title to, or, in the case of leased properties and assets, valid leasehold or subleasehold interests in, all of its properties and assets, tangible and intangible, real, personal and mixed, used or held for use in its business, free and clear of any Liens, except for such imperfections of title, if any, that do not materially interfere with the present value of the subject property and that would not have a Parent Material Adverse Effect.
      Section 4.15     Intellectual Property. (a) To the knowledge of Parent, the conduct of the business of Parent and the Subsidiaries as currently conducted does not infringe upon or misappropriate the Intellectual Property rights of any third party in any material respect, and no claim has been asserted to Parent that the conduct of the business of Parent and the Subsidiaries as currently conducted infringes upon or may infringe upon or misappropriates the Intellectual Property Rights of any third party in any material respect; (b) Parent and the Subsidiaries own, or have the right to use pursuant to licenses, sublicenses, agreements, or permissions, all Intellectual Property material to the operation of the business of Parent and the Subsidiaries as presently conducted; (c) with respect to each item of Intellectual Property owned by Parent or a Subsidiary and material to the business, financial condition or results of operations of Parent and the Subsidiaries taken as a whole (“Parent Owned Intellectual Property”), Parent or a Subsidiary is the owner of the entire right, title and interest in and to such Parent Owned Intellectual Property and is entitled to use such Parent Owned Intellectual Property in the continued operation of its respective business; (d) with respect to each item of Intellectual Property licensed to Parent or a Subsidiary that is material to the business of Parent and the Subsidiaries as currently conducted (“Parent Licensed Intellectual Property”), Parent or a Subsidiary has the right to use such Parent Licensed Intellectual Property in the continued operation of its respective business in accordance with the terms of the license agreement governing such Parent Licensed Intellectual Property; (e) Parent Owned Intellectual Property is valid and enforceable, and has not been adjudged invalid or unenforceable in whole or in part; (f) to the knowledge of Parent, no person is engaging in any activity that infringes upon Parent Owned Intellectual Property in any material respect; (g) to the knowledge of Parent, each license of Parent Licensed Intellectual Property is valid and enforceable, is binding on all parties to such license, and is in full force and effect; (h) to the knowledge of Parent, no party to any license of Parent Licensed Intellectual Property is in material breach thereof or default thereunder; and (i) neither the execution

14

of this Agreement nor the consummation of any Transaction shall adversely affect any of Parent’s material rights with respect to Parent Owned Intellectual Property or Parent Licensed Intellectual Property.
      Section 4.16     Taxes. Parent and the Subsidiaries have filed all material Tax returns and reports required to be filed by them and have paid and discharged all material Taxes required to be paid or discharged by them, other than such payments as are being contested in good faith by appropriate proceedings. No taxing authority or agency is now asserting or, to the knowledge of Parent, threatening to assert against Parent or any Subsidiary any deficiency or claim for any Taxes or interest thereon or penalties in connection therewith. Section 4.16 of the Parent Disclosure Schedule describes all Tax audits and investigations currently being conducted by any Governmental Authority. The accruals and reserves for Taxes reflected in the March 27, 2004 balance sheet of Parent are adequate to cover all Taxes accruable through such date (including interest and penalties, if any, thereon) in accordance with GAAP. There are no Tax liens upon any property or assets of Parent or any of the Subsidiaries except liens for current Taxes not yet due. To the knowledge of Parent, neither Parent nor any of its affiliates has taken or agreed to take any action that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. Parent is not aware of any agreement, plan or other circumstance that would (i) prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code or (ii) cause Section 367(a)(1) of the Code to apply to any person other than a five-percent transferee shareholder.
      Section 4.17     Environmental Matters. Except as described in Section 4.17 of Parent Disclosure Schedule (a) none of Parent nor any of the Subsidiaries has violated in any material respect or is in material violation of any Environmental Law; (b) none of Parent nor any of the Subsidiaries has received any written notice of actual or alleged material violations of any Environmental Law; (c) none of the properties owned, leased or operated by Parent or any Subsidiary (including, without limitation, soils and surface and ground waters) are materially contaminated with any Hazardous Substance; (d) none of Parent or any of the Subsidiaries is actually or allegedly liable in any material respect for any material contamination by Hazardous Substances; (e) none of Parent or any of the Subsidiaries is actually or allegedly liable in any material respect under any Environmental Law; (f) none of the real property owned, operated or leased by Parent or any Subsidiary contains any asbestos in any form or polychlorinated biphenyls in any form; (g) none of the real property owned, operated or leased by Parent or any Subsidiary has ever or currently has any underground storage tanks used to hold Hazardous Substances; (h) each of Parent and each Subsidiary has all material permits, licenses and other authorizations required under any Environmental Law (“Environmental Permits”); and (i) none of Parent nor any of the Subsidiaries has received any written notice from any Governmental Authority proposing to or threatening to revoke, cancel, rescind, materially modify or refuse to renew any Environmental Permit.
      Section 4.18     Material Contracts. (a) Subsections (i) through (viii) of Section 4.18(a) of Parent Disclosure Schedule lists the following types of contracts and agreements to which Parent or any Subsidiary is a party (such contracts and agreements as are required to be set forth in Section 4.18(a) of Parent Disclosure Schedule being the “Material Contracts”):

(i) each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to Parent and its Subsidiaries;

(ii) each contract and agreement which is likely to involve consideration of more than $2,500,000, in the aggregate, over the remaining term of such contract or agreement;

(iii) all material broker, distributor, supply, dealer, manufacturer’s representative, franchise, agency, sales promotion, market research, marketing consulting and advertising contracts and agreements to which Parent or any Subsidiary is a party;

(iv) all management contracts (excluding contracts for employment) and contracts with other consultants, including any contracts involving the payment of royalties or other amounts calculated based upon the revenues or income of Parent or any Subsidiary or income or revenues related to any product of Parent or any Subsidiary to which Parent or any Subsidiary is a party;

15

(v) all material contracts and agreements under which it has created, incurred, assumed, or guaranteed any material indebtedness or under which it has imposed a material Lien on any of its assets, tangible or intangible;

(vi) all material contracts and agreements with any Governmental Authority to which Parent or any Subsidiary is a party;

(vii) all contracts and agreements that materially limit, or purport to materially limit, the ability of Parent or any Subsidiary to compete in any line of business or with any person or entity or in any geographic area or during any period of time;

(viii) all other contracts and agreements, whether or not made in the ordinary course of business, which are material to Parent or the conduct of its business, or the absence of which would, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay Parent or Merger Sub from performing its obligations under this Agreement or would, individually or in the aggregate, have a Parent Material Adverse Effect;

(ix) any material agreement concerning a partnership or joint venture; and

(x) any agreement under which it has advanced or loaned any amount to any of its stockholders, affiliates, directors, officers, or employees other than in the ordinary course of business.
      (b) Except as would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay Parent or Merger Sub from performing its obligations under this Agreement and would not, individually or in the aggregate, have a Parent Material Adverse Effect, (i) each Material Contract is a legal, valid and binding agreement, and none of the Material Contracts is in default by its terms or has been canceled by the other party; (ii) to Parent’s knowledge, no other party is in breach or violation of, or default under, any Material Contract; (iii) Parent and the Subsidiaries have not received any claim of default under any such agreement; and (iv) neither the execution of this Agreement nor the consummation of any Transaction shall constitute a default under, give rise to cancellation rights under, or otherwise adversely affect any of the rights of Parent or any Subsidiary under any Material Contract. Parent has furnished or made available to the Company true and complete copies of all Material Contracts, including any amendments thereto.
      Section 4.19     Insurance. Parent and its Subsidiaries maintain insurance coverage with reputable insurers in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in businesses similar to that of Parent and its Subsidiaries. There is no claim pending under any of such policies as to which coverage has been denied or disputed by the underwriters of such policies. All premiums due and payable under all such policies have been paid, and Parent and its Subsidiaries are otherwise in compliance in all material respects with the terms of such policies. To the knowledge of Parent, there has been no threatened termination of, or material premium increase with respect to, any of such policies.
      Section 4.20     Customers and Suppliers. As of the date of this Agreement, none of the Parent’s ten largest customers accounted for more than ten percent of Parent’s consolidated revenues during the 12-month period ended as of December 25, 2004 and no material supplier of Parent and its Subsidiaries, (i) has cancelled or otherwise terminated any Material Contract with Parent or any Subsidiary prior to the expiration of its term, or (ii) to Parent’s knowledge, has threatened, or indicated its intention, to cancel or otherwise terminate its relationship with Parent or its Subsidiaries or to reduce substantially its purchase from or sale to Parent or any Subsidiary of any products, equipment, goods or services.
      Section 4.21     Certain Business Practices. None of Parent, any Subsidiary or, in connection with the operation of the business of Parent or any Subsidiary, any directors or officers, agents or employees of Parent or any Subsidiary, has (i) directly or indirectly given or agreed to give any funds for unlawful contributions, payments, gifts, entertainment or other unlawful expenses related to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties

16

or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or (iii) made any payment in the nature of criminal bribery.
      Section 4.22     Interested Party Transactions. Except as disclosed in Section 4.22 of the Parent Disclosure Schedule, no director, officer or other affiliate of Parent or any Subsidiary has or has had, directly or indirectly, (i) an economic interest in any person that has furnished or sold, or furnishes or sells, services or products that Parent or any Subsidiary furnishes or sells, or proposes to furnish or sell; (ii) an economic interest in any person that purchases from or sells or furnishes to, Parent or any Subsidiary, any goods or services; (iii) a beneficial interest in any contract or agreement disclosed in Section 4.18(a) of the Parent Disclosure Schedule; or (iv) any contractual or other arrangement with Parent or any Subsidiary.
      Section 4.23     No Vote Required. No vote of the stockholders of Parent is required by Law, Parent’s Articles of Amalgamation or By-laws or otherwise in order for Parent and Merger Sub to consummate the Transactions.
      Section 4.24     Accounts Receivable. All accounts receivable of Parent and its Subsidiaries reflected in the Financial Statements arose from, and such accounts receivable existing as of the Effective Time will have arisen from, the sale of goods or services in the ordinary course of business consistent with past practice and, to the knowledge of Parent, constitute only valid and undisputed claims of Parent or a Subsidiary not subject to valid claims of setoff or other defenses or counterclaims other than normal cash discounts accrued in the ordinary course of business consistent with past practice. Such accounts receivable are collectible in a manner consistent with Parent’s past practice.
      Section 4.25     Inventories. Subject to amounts reserved therefore on the Financial Statements, the values at which all inventory, merchandise, finished goods, work in process and raw materials of Parent and its Subsidiaries (“Inventories”) are carried on the Financial Statements reflect the historical inventory valuation policy of Parent and the Subsidiaries of stating such Inventories at the lower of cost (determined in a manner consistent with the valuation of Inventories in the Financial Statements) or market value. Except as set forth in Section 4.25 of the Parent Disclosure Schedule:

(a) Parent or a Subsidiary, as the case may be, has good and marketable title to the Inventories free and clear of all Liens other than Permitted Liens.

(b) Parent has adequately provided for obsolescence and returns and the provision for obsolescence and returns is accurately reflected, in all material respects, in the Financial Statements.

(c) Neither Parent nor any Subsidiary has acquired or committed to acquire or manufacture Inventory for sale which is not of a quality and quantity usable in the ordinary course of business within a reasonable period of time and consistent with past practice. The Inventories are in good and merchantable condition in all material respects, are suitable and usable for the purposes for which they are intended and are in a condition such that they can be sold in the ordinary course of the business of Parent and its Subsidiaries consistent with past practice.
      Section 4.26     Operations of Merger Sub. Merger Sub is a direct, wholly owned subsidiary of Parent, was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has engaged in no other business activities and has conducted its operations only as contemplated by this Agreement. Except for obligations and liabilities incurred in connection with its organization and the transactions contemplated by this Agreement, Merger Sub has no obligations or liabilities.
      Section 4.27     Brokers. No broker, finder or investment banker (other than Bear Stearns) is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or Merger Sub. Parent has heretofore furnished to the Company a complete and correct copy of all written agreements between Parent and Bear Stearns pursuant to which such firm would be entitled to any payment relating to the Transactions.

17

ARTICLE V
CONDUCT OF BUSINESS PENDING THE MERGER
      Section 5.01     Conduct of Business by the Company Pending the Merger. Except as expressly contemplated by any other provision of this Agreement or at the direction of, or as consented to by, Parent or its affiliates or associates, the Company agrees that, between the date of this Agreement and the Effective Time, the businesses of the Company and its subsidiaries shall be conducted, and the Company and its subsidiaries shall not take any action except, in all material respects, in the ordinary course of business and in a manner consistent with past practice.
      Section 5.02     Conduct of Business by Parent Pending the Merger. Except as expressly contemplated by any other provision of this Agreement, Parent agrees that from the date of this Agreement until the earlier of the termination of this Agreement and the Effective Time, Parent shall not except as disclosed in Section 5.02 of the Parent Disclosure Schedule, directly or indirectly, do, or propose to do, any of the following without the prior written consent of the Company:

(a) conduct the businesses of Parent and the Subsidiaries in a manner, or take any action with respect to the businesses of Parent and the Subsidiaries, that is not in the ordinary course of business and consistent with past practice or that would cause Parent to be in default of the Amended and Restated Accounts Receivable Management, Loan and Security Agreement between GMAC Commercial Finance Corporation — Canada and Parent (as in effect on the date hereof, irrespective of any subsequent waiver or amendment);

(b) change nor amend the charter documents or By-laws of Parent;

(c) issue, sell, or grant any shares of capital stock (except Parent Common Stock issued upon exercise of options outstanding on the date of the Agreement), or any options, warrants, or rights to purchase or subscribe to, or enter into any arrangement or contract with respect to the issuance or sale of, any of the capital stock of Parent or any Subsidiary or rights or obligations convertible into or exchangeable for any such shares of capital stock;

(d) split, combine or reclassify any of its capital stock or otherwise make any changes in the capital structure of Parent;

(e) declare, pay, or set aside for payment any dividend or other distribution in respect of the capital stock or other equity securities of Parent or any Subsidiary or redeem, purchase, or otherwise acquire any shares of the capital stock or other securities of Parent or any Subsidiary or rights or obligations convertible into or exchangeable for any shares of the capital stock or other securities of Parent or any Subsidiary or obligations convertible into such, or any options, warrants, or other rights to purchase or subscribe to any of the foregoing;

(f) (i) except for normal increases made in the ordinary course of business consistent with past practice, or as required by applicable Law or an agreement in existence as of the date of this Agreement, increase the wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any officer, employee, or director of Parent or any Subsidiary or pay any benefit not contemplated by any Plan as in effect on the date hereof, (ii) pay any pension or retirement allowance not required by any existing Plan or by applicable Law, (iii) except for bonuses paid in the ordinary course of business consistent with past practice, or as required by an agreement in existence as of the date of this Agreement, pay any bonus, (iv) except for agreements entered or amended in the ordinary course of business consistent with past practice, become a party to, amend or commit itself to, any pension, retirement, profit-sharing or welfare benefit plan or agreement or employment, consulting, indemnification, severance or termination agreement with or for the benefit of any employee, other than as required by applicable law or an existing agreement set forth in Section 4.12(a) of the Parent Disclosure Schedule, or (v) except as required under any existing Plan, grant, or agreement, accelerate the vesting of, or the lapsing of restrictions with respect to, any stock options granted pursuant to any Parent Stock Option Plan or any other Parent stock-based awards;

18

(g) sell, license, lease, encumber, assign or otherwise dispose of, abandon or fail to maintain any of its material assets, properties (including Intellectual Property) or other rights or agreements other than in the ordinary course of business consistent with past practice;

(h) enter into any new line of business;

(i) acquire or agree to acquire, by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof;

(j) create, renew, amend or terminate, fail to perform any material obligations under, waive or release any material rights under or give notice of a proposed renewal, amendment, waiver, release or termination of, any material contract, agreement or lease for goods, services or office space to which Parent or any of the Subsidiaries is a party or by which Parent or any of the Subsidiaries or their respective properties is bound, other than any of the foregoing arising in the ordinary course of business (and as to which Parent shall provide prior notice thereof to the Company);

(k) (i) cause any material insurance policy naming it as a beneficiary or a loss payable payee to be canceled or terminated, or (ii) cause Parent’s directors and officers liability insurance policy, and any excess liability policy related thereto, to be canceled, terminated or otherwise not be renewed or replaced with at least an equivalent amount of coverage and on other terms no less favorable to Parent and its officers and directors;

(l) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Parent or any of its Subsidiaries;

(m) make any material election relating to Taxes or change any Tax accounting method, or settle any material liability relating to Taxes (other than in the ordinary course of business);

(n) engage in any action that could reasonably be expected to cause the Merger (i) to fail to qualify as a “reorganization” under Section 368(a) of the Code or (ii) to result in the application of Section 367(a)(1) of the Code to any person other than a five-percent transferee shareholder;

(o) take any action to cause Parent’s representations and warranties set forth in Article IV to be untrue in any material respect;

(p) take any action that would reasonably be likely to materially delay the Merger; or

(q) agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the foregoing actions.
ARTICLE VI
ADDITIONAL AGREEMENTS
      Section 6.01     Registration Statement; Proxy Statement. (a) As promptly as practicable after the execution of this Agreement, (i) Parent and the Company shall prepare and file with the SEC the proxy statement to be sent to the stockholders of the Company relating to the meeting of the Company’s stockholders (together with any adjournments or postponements thereof, the “Company Stockholders’ Meeting”) to be held to consider approval and adoption of this Agreement (such proxy statement, as amended or supplemented, being referred to herein as the “Proxy Statement”) and (ii) Parent shall prepare and file with the SEC a registration statement on Form F-4 (together with all amendments thereto, the “Registration Statement”) in which the Proxy Statement shall be included as a prospectus, in connection with the registration under the Securities Act of the shares of Parent Common Stock to be issued to holders of Shares pursuant to the Merger. Parent and the Company each shall use their reasonable best efforts to cause the Registration Statement to become effective as promptly as practicable, and, prior to the effective date of the Registration Statement, Parent shall take all action required under any applicable federal, state or Canadian securities Laws in connection with the issuance of shares of Parent Common Stock pursuant to the Merger.

19

The Company shall furnish all information concerning the Company as Parent may reasonably request in connection with such actions and the preparation of the Registration Statement and Proxy Statement. As promptly as practicable after the Registration Statement shall have become effective, the Company shall mail the Proxy Statement to its stockholders.
      (b) The Company covenants that neither the Company Board nor the Special Committee shall withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent or Merger Sub, the approval or recommendation by the Company Board and the Special Committee of this Agreement, the Merger or the Transactions (the “Company Recommendation”), and the Proxy Statement shall include the recommendation of the Special Committee to the Company Board and of the Company Board to the stockholders of the Company in favor of approval and adoption of this Agreement. Notwithstanding the foregoing, if the Company Board or the Special Committee determines, in its good faith judgment prior to the Required Company Vote and the Disinterested Stockholder Vote and after consultation with outside legal counsel (who may be the Company’s regularly engaged outside legal counsel), that the failure to make a change in the Company Recommendation would be inconsistent with its fiduciary obligations to the Company and its stockholders under applicable Law, the Company Board or the Special Committee may withdraw or modify or propose to withdrawal or modify the Company Recommendation. The Company shall have the right to notify the stockholders of the Company of any such withdrawal or modification.
      (c) No amendment or supplement to the Proxy Statement or the Registration Statement will be made by Parent or the Company without the approval of the other party (such approval not to be unreasonably withheld or delayed). Parent and the Company each will advise the other, promptly after they receive notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, of the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or of any request by the SEC for amendment of the Proxy Statement or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information.
      (d) Parent represents that the information supplied by Parent for inclusion in the Registration Statement and the Proxy Statement shall not, at (i) the time the Registration Statement is declared effective, (ii) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of the Company, (iii) the time of the Company Stockholders’ Meeting and (iv) the Effective Time, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If, at any time prior to the Effective Time, any event or circumstance relating to Parent or Merger Sub, or their respective officers or directors, should be discovered by Parent which should be set forth in an amendment or a supplement to the Registration Statement or Proxy Statement, Parent shall promptly inform the Company. All documents that Parent is responsible for filing with the SEC in connection with the Merger or the other transactions contemplated by this Agreement will comply as to form and substance in all material aspects with the applicable requirements of the Securities Act and the Exchange Act.
      (e) The Company represents that the information supplied by the Company for inclusion in the Registration Statement and the Proxy Statement shall not, at (i) the time the Registration Statement is declared effective, (ii) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of the Company, (iii) the time of the Company Stockholders’ Meeting and (iv) the Effective Time, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, no representation is made by the Company with respect to information included in the Registration Statement or Proxy Statement based on information supplied by Parent or its affiliates or associates. If, at any time prior to the Effective Time, any event or circumstance relating to the Company or any Company Subsidiary, or their respective officers or directors, should be discovered by the Company which should be set forth in an amendment or a supplement to the Registration Statement or Proxy Statement, the Company shall promptly inform Parent. All documents that the Company is responsible for filing with the SEC in connection with the Merger or the other transactions

20

contemplated by this Agreement will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act.
      Section 6.02     Company Stockholders’ Meeting. The Company shall call and hold the Company Stockholders’ Meeting as promptly as practicable for the purpose of voting upon the approval and adoption of this Agreement and the Company shall use its reasonable efforts to hold the Company Stockholders’ Meeting as soon as practicable after the date on which the Registration Statement becomes effective. The Company shall use its reasonable efforts to solicit from its stockholders proxies in favor of the approval and adoption of this Agreement, and shall take all other action necessary or advisable to secure the required vote or consent of its stockholders, except in the event and to the extent that the Company Board or the Special Committee, in accordance with the last sentence of Section 6.01(b), withdraws or modifies the Company Recommendation.
      Section 6.03     Access to Information; Confidentiality. (a) Except as required pursuant to any confidentiality agreement or similar agreement or arrangement to which the Company or Parent or any of their respective subsidiaries is a party or pursuant to applicable Law, from the date of this Agreement until the Effective Time, the Company and Parent shall (and shall cause their respective subsidiaries to): (i) provide to the other party (and the other party’s officers, directors, employees, accountants, consultants, financial advisors, legal counsel, agents and other representatives, collectively, “Representatives”) access at reasonable times upon prior notice to the officers, employees, agents, properties, offices and other facilities of such party and its subsidiaries and to the books and records thereof; and (ii) furnish promptly to the other party such information concerning the business, properties, contracts, assets, liabilities, personnel and other aspects of such party and its subsidiaries as the other party or its Representatives may reasonably request.
      (b) All information obtained by the parties pursuant to this Section 6.03 shall be kept confidential in accordance with the confidentiality agreement, dated August 30, 2004 (the “Confidentiality Agreement”), between Parent and the Company.
      (c) No investigation pursuant to this Section 6.03 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto.
      Section 6.04     Directors’ and Officers’ Indemnification and Insurance. (a) The By-laws of the Surviving Corporation shall, and Parent shall cause such By-laws to contain provisions no less favorable with respect to indemnification than are set forth in Article Five of the By-laws of the Company, which provisions shall not be amended, repealed or otherwise modified after the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of the Company, unless such modification shall be required by Law.
      (b) The Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain in effect for six years from the Effective Time the current directors’ and officers’ liability insurance policies maintained by the Company (provided that the Surviving Corporation may substitute therefor policies with an insurer of equal or greater claims paying ratings and of at least the same coverage containing terms and conditions that are not materially less favorable) with respect to matters occurring prior to the Effective Time; provided, however, that in no event shall the Surviving Corporation or Parent be required to expend pursuant to this Section 6.04(b) more than an amount per year equal to 200% of current annual premiums paid by the Company for such insurance.
      (c) The provisions set forth in this Section 6.04 shall not be exclusive of any other rights with respect to indemnification, insurance or expense advancement which any person may have or hereafter acquire under any Law, agreement or otherwise. Following the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, assume, honor and comply with all agreements and contracts between the Company and its directors, officers, employees, fiduciaries or agents requiring the Company to provide indemnification, insurance or expense advancement.
      (d) In the event the Company or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties

21

and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Company or the Surviving Corporation, as the case may be, or at Parent’s option, Parent, shall assume the obligations set forth in this Section 6.04.
      Section 6.05     Notification of Certain Matters. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (a) the occurrence, or non-occurrence, of any event the occurrence, or non-occurrence, of which could reasonably be expected to cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect and (b) any failure of the Company, Parent or Merger Sub, as the case may be, to comply with or satisfy in any material respect any covenant or agreement to be complied with or satisfied by it hereunder; provided, however, that the Company’s obligation pursuant to this Section 6.05 shall be limited to those matters as to which the Special Committee has knowledge; and provided, further, that the delivery of any notice pursuant to this Section 6.05 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.
      Section 6.06     Company Affiliates. No later than 5 days after the date of this Agreement, the Company shall deliver to Parent a list of names and addresses of those persons who were, in the Company’s reasonable judgment, on such date, affiliates (within the meaning of Rule 145 of the rules and regulations promulgated under the Securities Act (each such person being a “Company Affiliate”)) of the Company. The Company shall provide Parent with such information and documents as Parent shall reasonably request for purposes of reviewing such list. The Company shall use its reasonable efforts to deliver or cause to be delivered to Parent, prior to the Effective time, an affiliate letter in the form attached hereto as Exhibit 6.06, executed by each of the Company Affiliates identified in the foregoing list and any person who shall, to the knowledge of the Company, have become a Company Affiliate subsequent to the delivery of such list.
      Section 6.07     Further Action; Reasonable Efforts. Upon the terms and subject to the conditions of this Agreement, each of the parties hereto shall (i) make promptly its respective filings, and thereafter make any other required submissions, under applicable Laws with respect to the Transactions and (ii) use its reasonable efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the Transactions, including, without limitation, using its reasonable efforts to obtain all Permits, consents, approvals, authorizations, qualifications and orders of Governmental Authorities and parties to contracts with Parent, the Subsidiaries, the Company and the Company’s subsidiaries as are necessary for the consummation of the Transactions and to fulfill the conditions to the Merger; provided that neither Merger Sub nor Parent will be required by this Section 6.07 to take any action, including entering into any consent decree, hold separate orders or other arrangements, that (A) requires the divestiture of any assets of any of Merger Sub, Parent, the Company or any of their respective subsidiaries or (B) limits Parent’s freedom of action with respect to, or its ability to retain, the Company and its subsidiaries or any portion thereof or any of Parent’s or its affiliates’ other assets or businesses. In case, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement shall use their reasonable efforts to take all such action.
      Section 6.08     Plan of Reorganization. (a) This Agreement is intended to constitute a “plan of reorganization” within the meaning of section 1.368-2(g) of the income tax regulations promulgated under the Code. From and after the date of this Agreement and until the Effective Time, each party hereto shall use its reasonable efforts to cause the Merger to qualify, and will not knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken which action or failure to act could prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code to which, in the case of any person other than a five-percent transferee shareholder, Section 367(a)(1) of the Code does not apply. Following the Effective Time, neither the Surviving Corporation, Parent nor any of their affiliates shall knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken, which action or failure to act could cause the Merger (i) to fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code or (ii) result in the application of Section 367(a)(1) of the Code to any person other than a five-percent transferee shareholder.

22

      (b) As of the date hereof, Parent does not know of any reason (i) why it would not be able to deliver to counsel to the Company, at the date of the legal opinion required by Section 7.03(d), certificates substantially in compliance with Internal Revenue Service (“IRS”) published advance ruling guidelines, with customary exceptions and modifications thereto, to enable such firm to deliver such opinion, and Parent hereby agrees to deliver such certificates effective as of the date of such opinion or (ii) why counsel to the Company would not be able to deliver the opinion required by Section 7.03(d). Parent will deliver such certificates to counsel to the Company.
      (c) Following the Effective Time, Parent shall cause the Company to comply with the U.S. tax reporting requirements described in Section 1.367(a)-3(c)(6) of the income tax regulations promulgated under the Code.
      Section 6.09     Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and subject to the conditions set forth in this Agreement.
      Section 6.10     Consents of Accountants. Parent and the Company will each use all reasonable efforts to cause to be delivered to each other consents from their respective independent auditors, in form reasonably satisfactory to the recipient and customary in scope and substance for consents delivered by independent public accountants in connection with registration statements on Form F-4 under the Securities Act.
      Section 6.11     AMEX Listing. Parent shall promptly prepare and submit to the AMEX a listing application covering the shares of Parent Common Stock outstanding and those to be issued in the Merger and pursuant to Substitute Options, and shall use its reasonable efforts to obtain, prior to the Effective Time, approval for the listing of such Parent Common Stock, subject to official notice of issuance to the AMEX, and the Company shall cooperate with Parent with respect to such listing.
      Section 6.12     Public Announcements. The initial press release relating to this Agreement shall be a joint press release the text of which has been agreed to by each of Parent and the Company. Thereafter, unless otherwise required by applicable Law or the requirements of the AMEX, each of Parent and the Company shall each use its reasonable efforts to consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement, the Merger or any of the other Transactions.
      Section 6.13     Board of Directors of Parent. Within one year following the Effective Time, a majority of the members of the Parent Board shall be independent within the rules of AMEX.
      Section 6.14     Company Stock Held by Parent. From the date hereof until the Effective Time, Parent shall not transfer, sell or otherwise dispose of any of the shares of Company Common Stock, Company Preferred Stock or warrants to purchase Company Common Stock owned by Parent. At the Company Stockholders’ Meeting, Parent shall vote all shares of Company Common Stock and Company Preferred Stock owned by Parent in favor of the approval and adoption of this Agreement.
ARTICLE VII
CONDITIONS TO THE MERGER
      Section 7.01     Conditions to the Obligations of Each Party. The obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following conditions:

(a) Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceeding for that purpose shall have been initiated by the SEC.

(b) Company Stockholder Approval. The Company shall have obtained the Disinterested Stockholder Vote at the Company Stockholders’ Meeting.

23

(c) No Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, judgment, decree, executive order or award (an “Order”) which is then in effect and has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger.

(d) AMEX Listing. The shares of Parent Common Stock shall have been authorized for listing on the AMEX, subject to official notice of issuance.

(e) HLHZ Opinion. The HLHZ Fairness Opinion shall not have been withdrawn, revoked, annulled or materially modified.
      Section 7.02     Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of the Company contained in this Agreement shall be true and correct in all material respects as of the Effective Time, as though made on and as of the Effective Time, except to the extent expressly made as of an earlier date, in which case as of such earlier date (provided that any representation or warranty that is qualified by materiality or Company Material Adverse Effect shall be true and correct in all respects as of the Effective Time, or as of such particular earlier date, as the case may be); provided, however, this condition shall not apply to any representation or warranty of the Company that, to the knowledge of Parent, was not true and correct as of the date hereof; and provided, further, this condition shall not apply to any representation or warranty of the Company if the failure of such representation or warranty to be so true and correct is attributable to any action or inaction on the part of Parent or its affiliates or associates.

(b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time; provided, however, this condition shall not apply to any agreement or covenant of the Company if the failure by the Company to so perform or comply is attributable to any action or inaction on the part of Parent or its affiliates or associates.

(c) Officer Certificate. The Company shall have delivered to Parent a certificate, dated the date of the Closing, signed by the Chief Administrative Officer of the Company, certifying as to the satisfaction of the conditions specified in Sections 7.02(a) and 7.02(b).

(d) Consents. All consents, approvals and authorizations legally required to be obtained to consummate the Merger shall have been obtained from and made with all Governmental Authorities, and all consents from the third parties listed in Section 7.02(d) of the Parent Disclosure Schedule shall have been obtained.

(e) Material Adverse Effect. No Company Material Adverse Effect shall have occurred since the date of this Agreement.
      Section 7.03     Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct in all material respects as of the Effective Time, as though made on and as of the Effective Time, except to the extent expressly made as of an earlier date, in which case as of such earlier date (provided that any representation or warranty that is qualified by materiality or Parent Material Adverse Effect shall be true and correct in all respects as of the Effective Time, or as of such particular earlier date, as the case may be).

24

(b) Agreements and Covenants. Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

(c) Officer Certificate. Parent shall have delivered to the Company a certificate, dated the date of the Closing, signed by the President or any Vice President of Parent, certifying as to the satisfaction of the conditions specified in Sections 7.03(a) and 7.03(b).

(d) Tax Opinion. The Company shall have received the opinion of Holland & Knight LLP, counsel to the Company, based upon customary representations of Parent, Merger Sub and the Company, and normal assumptions, to the effect that, for United States federal income tax purposes, (i) the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and each of Parent and the Company will be a “party to the reorganization” within the meaning of section 368(b) of the Code, and (ii) the conversion of Company Common Shares into Parent Common Stock in the Merger will not result in the recognition of gain under Section 367 of the Code to any person who is not a five percent transferee shareholder, which opinion shall not have been withdrawn or modified in any material respect; provided, however, that if such counsel is unable or unwilling to deliver such opinion this condition shall be satisfied by delivery to the Company of a similar opinion of King & Spalding LLP. The issuance of such opinion shall be conditioned on receipt by Holland and Knight LLP or King & Spalding LLP, as the case may be, of representation letters from each of Parent and Company as contemplated in Section 6.08 of this Agreement. Each such representation letter shall be dated on or before the date of such opinion and shall not have been withdrawn or modified in any material respect as of the Effective Time.

(e) Company Stockholder Approval. The Company shall have obtained the Required Stockholder Vote at the Company Stockholders’ Meeting.

(f) Articles of Amalgamation and By-laws. The Articles of Amalgamation and By-laws of Parent in effect shall be in the form attached hereto as Exhibit 7.03(f)(i) and Exhibit 7.03(f)(ii), respectively.

(g) Material Adverse Effect. No Parent Material Adverse Effect shall have occurred since the date of this Agreement.

(h) Consents. All consents, approvals and authorizations legally required to be obtained to consummate the Merger shall have been obtained from and made with all Governmental Authorities, and all consents from the third parties listed in Section 7.02(d) of the Parent Disclosure Schedule shall have been obtained.

(i) Conversion of Parent Securities. All of the issued and outstanding Series A Preferred Shares of Parent Preferred Stock and $5,000,000 aggregate principal amount of Secured Convertible Notes of Parent (“Secured Convertible Notes”) shall have been converted into 512,015 shares of Parent Common Stock and 504,876 Parent Class B Shares; nil Series A Preferred Shares of Parent Preferred Stock and nil Secured Convertible Notes shall be issued and outstanding.

(j) Anti-Dilution Provisions.

(i) Each Company Warrant shall have been amended, for no additional consideration to the holder, to (A) provide that the definition of “Additional Shares of Common Stock” shall specifically exclude any stock options or other securities exercisable for, convertible into or exchangeable into capital stock (or shares issued upon exercise, conversion or exchange thereof), any restricted stock or any other equity granted or issued for a compensatory purpose following the Effective Time to employees, officers, directors or consultants, and (B) delete the last two sentences of Section 1 thereof.

(ii) The employment agreement dated October 24, 2001 between Parent and Thomas A. Andruskevich (the “Andruskevich Employment Agreement”) shall have been amended, in form reasonably satisfactory to the Company, for no additional consideration to Mr. Andruskevich, to provide that any stock options or other securities exercisable for, convertible into or exchangeable

25

into capital stock (or shares issued upon exercise, conversion or exchange thereof), any restricted stock or any other equity granted or issued for a compensatory purpose following the Effective Time to employees, officers, directors or consultants shall be disregarded for purposes of calculating two percent (2%) of the issued and outstanding shares in the capital stock of Parent (on a fully diluted basis) pursuant to Section 5.1 of the Andruskevich Employment Agreement.

ARTICLE VIII
TERMINATION, AMENDMENT AND WAIVER
      Section 8.01     Termination. This Agreement may be terminated and the Merger and the other Transactions may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of this Agreement and the Transactions by the stockholders of the Company, as follows:

(a) by mutual written consent of Parent and the Company duly authorized by the Board of Directors of Parent and the Special Committee; or

(b) by either Parent or the Company if the Effective Time shall not have occurred on or before December 31, 2005; provided, however, that the right to terminate this Agreement under this Section 8.01(b) shall not be available to any party whose material breach of any representation, warranty, covenant or agreement under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date; or

(c) by either Parent or the Company if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling (whether temporary, preliminary or permanent) which is then in effect and has the effect of making consummation of the Merger illegal or otherwise preventing or prohibiting consummation of the Merger; or

(d) by Parent or the Company if a Company Triggering Event (as defined below) shall have occurred; or

(e) by either Parent or the Company if this Agreement shall fail to receive the requisite vote for approval at the Company Stockholders’ Meeting as set forth in Section 7.01(b) (other than by reason of a breach by Parent of Section 6.14 hereof); or

(f) by Parent upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Section 7.02(a) and Section 7.02(b) would not be satisfied (“Terminating Company Breach”); provided, however, that, if such Terminating Company Breach is curable by the Company, Parent may not terminate this Agreement under this Section 8.01(f) for so long as the Company continues to exercise its best efforts to cure such breach, unless such breach is not cured within 15 days after notice of such breach is provided by Parent to the Company; provided, further, that Parent may not terminate this Agreement under this Section 8.01(f) if such Terminating Company Breach is attributable to action or inaction on the part of Parent or its affiliates or associates; or

(g) by the Company upon a breach of any representation, warranty, covenant or agreement on the part of Parent and Merger Sub set forth in this Agreement, or if any representation or warranty of Parent and Merger Sub shall have become untrue, in either case such that the conditions set forth in Section 7.03(a) and Section 7.03(b) would not be satisfied (“Terminating Parent Breach”); provided, however, that, if such Terminating Parent Breach is curable by Parent and Merger Sub, the Company may not terminate this Agreement under this Section 8.01(g) for so long as Parent and Merger Sub continue to exercise their best efforts to cure such breach, unless such breach is not cured within 15 days after notice of such breach is provided by the Company to Parent.

26

For purposes of this Agreement, a “Company Triggering Event” shall be deemed to have occurred if: (i) the Company Board or the Special Committee withdraws, modifies or changes the Company Recommendation in a manner adverse to Parent or shall have resolved to do so; (ii) the Company shall have failed to include in the Proxy Statement the recommendation of the Company Board or Special Committee in favor of the approval and adoption of this Agreement by the Company Board; or (iii) the HLHZ Fairness Opinion shall have been withdrawn, revoked, annulled or materially modified.
      Section 8.02     Effect of Termination. In the event of the termination of this Agreement pursuant to Section 8.01, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto, except (a) as set forth in Section 8.03 and (b) nothing herein shall relieve any party from liability for any willful breach of any of its representations, warranties, covenants or agreements set forth in this Agreement prior to such termination; provided, however, that the Confidentiality Agreement shall survive any termination of this Agreement.
      Section 8.03     Fees and Expenses. All Expenses (as defined below) incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses, whether or not the Merger or any other transaction is consummated, except that the Company and Parent shall each pay one-half of all Expenses relating to printing, filing and mailing the Registration Statement and the Proxy Statement and all SEC and other regulatory filing fees incurred in connection with the Registration Statement and the Proxy Statement; provided, however, that in the event this Agreement is terminated by the Company pursuant to Section 8.01(b) if (i) the Registration Statement has not been declared effective by the SEC for reasons unrelated to the Company and its subsidiaries or (ii) the Parent Common Stock has not been authorized for listing on the AMEX for reasons unrelated to the Company and its subsidiaries, Parent shall reimburse the Company for all the Company’s Expenses. “Expenses”, as used in this Agreement, shall include all reasonable out-of-pocket expenses (including, without limitation, all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its affiliates) incurred by a party (which in the case of the Company shall be deemed to include the Special Committee) or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Registration Statement and the Proxy Statement, the solicitation of stockholder approvals and all other matters related to the closing of the Merger and the other Transactions.
      Section 8.04     Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; provided, however, that, after the approval and adoption of this Agreement and the Transactions by the stockholders of the Company, no amendment may be made which by applicable Law or in accordance with the rules of the AMEX requires further approval by such stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.
      Section 8.05     Waiver. At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement of any other party or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.
ARTICLE IX
GENERAL PROVISIONS
      Section 9.01     Non-Survival of Representations, Warranties and Agreements. The representations, warranties and agreements in this Agreement and in any certificate delivered pursuant hereto shall terminate at the Effective Time, except that the agreements set forth in Articles I and II, Section 6.04 and Section 6.08 and this Article IX shall survive the Effective Time.

27

      Section 9.02     Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by telecopy or email or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.02):

if to Parent or Merger Sub:

Henry Birks & Sons Inc.
1240 Square Phillips
Montreal, Quebec
H3B 3H4

Attention:	Sabine Bruckert, Esq.

bruckerts@birks.com

with a copy to:

Shearman & Sterling LLP
199 Bay Street
Commerce Court West
Suite 4405, P.O. Box 247
Toronto, Ontario
M5L 1E8 CANADA

Attention:	Brice T. Voran, Esq.

bvoran@shearman.com

and

Adam M. Givertz, Esq.
agivertz@shearman.com

if to the Company:

Mayor’s Jewelers, Inc.
14051 N.W. 14th Street
Sunrise, Florida 33323

Attention:	Marc Weinstein

mweinstein@mayors.com

and

Ann Spector Lieff, Chairperson of the Special Committee
annlieff@aol.com

with a copy to:

Holland & Knight LLP
701 Brickell Avenue
Suite 3000
Miami, Florida 33131

Attention:	Rodney H. Bell, Esq.

rodney.bell@hklaw.com

and

King & Spalding LLP
191 Peachtree Street
Atlanta, Georgia 30303

Attention:	C. William Baxley, Esq.

bbaxley@kslaw.com

28

      Section 9.03     Certain Definitions. (a) For purposes of this Agreement:

“affiliate” of a specified person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person.

“associate” of a specified person has the meaning ascribed to such term under Rule 12b-2 of the Exchange Act.

“business day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in The City of New York and/or Montreal, Quebec.

“Company Material Adverse Effect” means any event, circumstance, change or effect that, individually or in the aggregate with all other events, circumstances, changes and effects, is or is reasonably likely to be materially adverse to (i) the business, condition (financial or otherwise), assets, liabilities or results of operations of the Company and its subsidiaries taken as a whole or (ii) the ability of the Company to consummate the transactions contemplated by this Agreement; provided, however, that clause (i) shall not include any event, circumstance, change or effect resulting from (x) changes in general economic conditions, changes in the stock price of the Company, or changes in securities markets in general that do not have a materially disproportionate effect (relative to other industry participants) on the Company or its subsidiaries, (y) general changes in the industries in which the Company and its subsidiaries operate, except those events, circumstances, changes or effects that adversely affect the Company and its subsidiaries to a materially greater extent than they affect other entities operating in such industries or (z) the public announcement or pendency of the transactions contemplated hereby.

“Company Preferred Stock” means the shares of preferred stock, par value $0.0001 per share, of the Company designated as “Series A-1 Convertible Preferred Stock.”

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by contract or credit arrangement or otherwise.

“Disinterested Stockholder Vote” means the affirmative vote in favor of the approval and adoption of this Agreement by at least a majority of the outstanding shares of Company Common Stock voted, in person or by proxy (but not including a vote that is not counted as either affirmative or negative), at the Company Stockholder meeting by persons other than Parent or any person that is an affiliate or associate of Parent.

“Environmental Laws” means any United States federal, state or local or Canadian federal, provincial or local or non-United States or Canadian Laws relating to (i) releases or threatened releases of Hazardous Substances or materials containing Hazardous Substances; (ii) the manufacture, handling, transport, use, treatment, storage or disposal of Hazardous Substances or materials containing Hazardous Substances; or (iii) pollution or protection of the environment, health, safety or natural resources.

“five-percent transferee shareholder” means any person who owns at least five percent of either the total voting power or total value of the stock of Parent immediately after the Merger after applying the rules of Section 1.367(a)-3(c)(4) of the income tax regulations promulgated under the Code.

“Hazardous Substances” means (i) petroleum and petroleum products, including crude oil and any fractions thereof; (ii) natural gas, synthetic gas, and any mixtures thereof; (iii) polychlorinated biphenyls, asbestos and radon; (iv) any other contaminant; and (v) any substance, material or waste regulated by any Governmental Authority pursuant to any Environmental Law.

“Intellectual Property” means (i) United States, Canadian and international patents, patent applications and statutory invention registrations, (ii) trademarks, service marks, trade dress, logos, trade names, corporate names and other source identifiers, and registrations and applications for registration

29

thereof, (iii) copyrightable works, copyrights, and registrations and applications for registration thereof, and (iv) confidential and proprietary information, including trade secrets and know-how.

“knowledge” when used in reference to Parent, means actual knowledge of any executive officer of Parent who is also an executive officer of the Company.

“Parent Material Adverse Effect” means any event, circumstance, change or effect that, individually or in the aggregate with all other events, circumstances, changes and effects, is or is reasonably likely to be materially adverse to (i) the business, condition (financial or otherwise), assets, liabilities or results of operations of Parent and the Subsidiaries taken as a whole or (ii) the ability of Parent to consummate the transactions contemplated by this Agreement; provided, however, that clause (i) shall not include any event, circumstance, change or effect resulting from (x) changes in general economic conditions or changes in securities markets in general that do not have a materially disproportionate effect (relative to other industry participants) on Parent or the Subsidiaries, (y) general changes in the industries in which Parent and the Subsidiaries operate, except those events, circumstances, changes or effects that adversely affect Parent and the Subsidiaries to a materially greater extent than they affect other entities operating in such industries or (z) the public announcement or pendency of the Transactions.

“person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including, without limitation, a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“Required Company Vote” means the affirmative vote in favor of the approval and adoption of this Agreement by the holders of the Company Common Stock and the Company Preferred Stock, voting as a single class, representing at least a majority of the sum of (i) the outstanding shares of Company Common Stock and (ii) the shares of Company Common Stock into which the outstanding shares of Company Preferred Stock are convertible.

“subsidiary” or “subsidiaries” means, with respect to any person, any corporation or other entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are directly or indirectly owned by such person.

“Taxes” shall mean any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority or taxing authority, including, without limitation: taxes or other charges on or with respect to income, franchise, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value-added or gains taxes; license, registration and documentation fees; and customers’ duties, tariffs and similar charges.

(b) Unless otherwise noted, all references to “$” or “dollars” shall mean U.S. dollars.

(c) The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition

Action	§ 4.11
Agreement	Preamble
AMEX	§ 2.02(e)
Audited Financial Statements	§ 4.08
Blue Sky Laws	§ 3.02(b)
Certificate of Merger	§ 1.02
Certificates	§ 2.02(b)
Closing	§ 1.02

30

Defined Term	Location of Definition

Code	Recitals
Company	Preamble
Company Board	Recitals
Company Common Stock	§ 2.01(a)
Company Disclosure Schedule	§ 3.02
Company Recommendation	§ 6.01(b)
Company Restricted Stock Award	§ 2.05
Company Stock Options	§ 2.04(a)
Company Stock Option Plans	§ 2.04(a)
Company Stockholders’ Meeting	§ 6.01(a)
Company Triggering Event	§ 8.01
Company Warrants	§ 2.06(a)
Company Warrant Agreements	§ 2.06(a)
Confidentiality Agreement	§ 6.03(b)
DGCL	Recitals
Effective Time	§ 1.02
Environmental Permits	§ 4.17
Exchange Act	§ 3.02(b)
Exchange Agent	§ 2.02(a)
Exchange Fund	§ 2.02(a)
Exchange Ratio	§ 2.01(a)
Expenses	§ 8.03
Financial Statements	§ 4.08
GAAP	§ 4.10(a)
Governmental Authority	§ 3.02(b)
HLHZ Fairness Opinion	§ 3.05
Inventories	§ 4.25
IRS	§ 6.08(b)
ITA	§ 2.02(i)
Law	§ 3.02(a)
Lease Documents	§ 4.14(b)
Liens	§ 4.14(a)
Material Contracts	§ 4.18(a)
Material Subsidiary	§ 4.01(c)
Merger	Recitals
Merger Consideration	§ 2.01(a)
Merger Sub	Preamble
Order	§ 7.01(c)
Parent	Preamble
Parent Board	Recitals
Parent Class B Shares	§ 4.03(a)
Parent Common Stock	§ 2.01(a)
Parent Disclosure Schedule	§ 4.01(b)
Parent Licensed Intellectual Property	§ 4.15

31

Defined Term	Location of Definition

Parent Owned Intellectual Property	§ 4.15
Parent Permits	§ 4.06
Parent Preferred Stock	§ 4.03(a)
Parent SEC Reports	§ 4.07
Parent Stock Option Plan	§ 4.03(a)
Permitted Liens	§ 4.14(a)
Plans	§ 4.12(a)
Proxy Statement	§ 6.01(a)
Registration Statement	§ 6.01(a)
Representatives	§ 6.03(a)
SEC	§ 4.07
Secured Convertible Notes	§ 7.03(i)
Securities Act	§ 4.03(d)
Shares	§ 2.01(a)
Special Committee	Recitals
Subsidiary	§ 4.01
Subsidiaries	§ 4.01
Substitute Option	§ 2.04(a)
Substitute Warrant	§ 2.06(a)
Surviving Corporation	§ 1.01
Terminating Company Breach	§ 8.01(f)
Terminating Parent Breach	§ 8.01(g)
Transactions	§ 3.01
Unaudited Financial Statements	§ 4.08
      Section 9.04     Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.
      Section 9.05     Entire Agreement; Assignment. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes, except as set forth in Sections 6.03(b), all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned or delegated (whether pursuant to a merger, by operation of Law or otherwise).
      Section 9.06     Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 6.04 (which is intended to be for the benefit of the persons covered thereby and may be enforced by such persons).
      Section 9.07     Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

32

      Section 9.08     Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware applicable to contracts executed in and to be performed in that State. All actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any Delaware Chancery Court. The parties hereto hereby (a) submit to the exclusive jurisdiction of the Delaware Chancery Court for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the Delaware Chancery Court, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the Transactions may not be enforced in or by the Delaware Chancery Court.
      Section 9.09     Waiver of Jury Trial. Each of the parties hereto hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the Transactions. Each of the parties hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other hereto have been induced to enter into this Agreement and the Transactions, as applicable, by, among other things, the mutual waivers and certifications in this Section 9.09.
      Section 9.10     Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.
      Section 9.11     Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.
      Section 9.12     Special Committee. Prior to the Effective Time, any consent, waiver or other determination to be made, or action to be taken, by the Company under this Agreement shall be made or taken only upon the approval of the Special Committee, including, without limitation, pursuant to or under Section 5.02, Section 7.03 or Article VIII.

33

      IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

HENRY BIRKS & SONS INC.

By:	/s/ Thomas A. Andruskevich

Name: Thomas A. Andruskevich

Title:	President & Chief Executive Officer

BIRKS MERGER CORPORATION

By:	/s/ Thomas A. Andruskevich

Name: Thomas A. Andruskevich

Title:	President

MAYOR’S JEWELERS, INC.

By:	/s/ Marc Weinstein

Name: Marc Weinstein

Title:	SVP & Chief Administrative Officer

34

EXHIBIT 6.06
FORM OF AFFILIATE LETTER FOR
AFFILIATES OF THE COMPANY
[          ] [     ], 2005
Henry Birks & Sons Inc.
1240 Phillips Square
Montreal, Quebec
H3B 3H4
Ladies and Gentlemen:
      I have been advised that as of the date of this letter I may be deemed to be an “affiliate” of Mayor’s Jewelers, Inc., (the “Company”), as the term “affiliate” is defined for purposes of paragraphs (c) and (d) of Rule 145 of the rules and regulations (the “Rules and Regulations”) of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”). Pursuant to the terms of the Agreement and Plan of Merger and Reorganization, dated as of April 18, 2005 (the “Merger Agreement”), among Henry Birks & Sons Inc., a Canadian corporation (“Parent”), Birks Merger Corporation, a Delaware corporation (“Merger Sub”), and the Company, Merger Sub will be merged with and into the Company (the “Merger”). Capitalized terms used in this letter agreement without definition shall have the meanings assigned to them in the Merger Agreement.
      As a result of the Merger, I may receive shares of common stock, without par value, of Parent (the “Parent Shares”). I would receive such Parent Shares in exchange for shares (or upon exercise of options for shares) owned by me of common stock, par value $0.0001 per share, of the Company (the “Company Shares”).
      1. I represent, warrant and covenant to Parent that in the event I receive any Parent Shares as a result of the Merger:

A. I shall not make any sale, transfer or other disposition of the Parent Shares in violation of the Act or the Rules and Regulations.

B. I have carefully read this letter and the Merger Agreement and discussed the requirements of such documents and other applicable limitations upon my ability to sell, transfer or otherwise dispose of the Parent Shares, to the extent I felt necessary, with my counsel or counsel for the Company.

C. I have been advised that the issuance of the Parent Shares to me pursuant to the Merger has been registered with the Commission under the Act on a Registration Statement on Form F-4. However, I have also been advised that, because at the time the Merger is submitted for a vote of the shareholders of the Company, (a) I may be deemed to be an affiliate of the Company and (b) the distribution by me of the Parent Shares has not been registered under the Act, I may not sell, transfer or otherwise dispose of the Parent Shares issued to me in the Merger unless (i) such sale, transfer or other disposition is made in conformity with the volume and other limitations of Rule 145 promulgated by the Commission under the Act, (ii) such sale, transfer or other disposition has been registered under the Act or (iii) in the opinion of counsel reasonably acceptable to Parent, such sale, transfer or other disposition is otherwise exempt from registration under the Act.

D. I understand that Parent is under no obligation to register the sale, transfer or other disposition of the Parent Shares by me or on my behalf under the Act or, except as provided in paragraph 2(A) below, to take any other action necessary in order to make compliance with an exemption from such registration available.

E. I understand that there will be placed on the certificates for the Parent Shares issued to me, or any substitutions therefor, a legend stating in substance:

“THE SHARES REPRESENTED BY THIS CERTIFICATE WERE ISSUED IN A TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933 APPLIES. THE SHARES REPRESENTED BY THIS CERTIFICATE MAY ONLY BE TRANSFERRED IN ACCORDANCE WITH THE TERMS OF AN AGREEMENT DATED [ ], 2005 BETWEEN THE REGISTERED HOLDER HEREOF AND HENRY BIRKS & SONS INC., A COPY OF WHICH AGREEMENT IS ON FILE AT THE PRINCIPAL OFFICES OF HENRY BIRKS & SONS INC.”

F. I understand that unless a sale or transfer is made in conformity with the provisions of Rule 145, or pursuant to a registration statement, Parent reserves the right to put the following legend on the certificates issued to my transferee:

“THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND WERE ACQUIRED FROM A PERSON WHO RECEIVED SUCH SHARES IN A TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933 APPLIES. THE SHARES HAVE BEEN ACQUIRED BY THE HOLDER NOT WITH A VIEW TO, OR FOR RESALE IN CONNECTION WITH, ANY DISTRIBUTION THEREOF WITHIN THE MEANING OF THE SECURITIES ACT OF 1933 AND MAY NOT BE SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OF 1933.”

G. Execution of this letter should not be considered an admission on my part that I am an “affiliate” of the Company as described in the first paragraph of this letter, nor as a waiver of any rights I may have to object to any claim that I am such an affiliate on or after the date of this letter.
      2. By Parent’s acceptance of this letter, Parent hereby agrees with me as follows:

A. For so long as and to the extent necessary to permit me to sell the Parent Shares pursuant to Rule 145 and, to the extent applicable, Rule 144 under the Act, Parent shall (a) use its reasonable efforts to (i) file, on a timely basis, all reports and data required to be filed with the Commission by it pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and (ii) furnish to me upon request a written statement as to whether Parent has complied with such reporting requirements during the 12 months preceding any proposed sale of the Parent Shares by me under Rule 145, and (b) otherwise use its reasonable efforts to permit such sales pursuant to Rule 145 and Rule 144. Parent hereby represents to me that it has filed all reports required to be filed with the Commission under Section 13 of the Exchange Act during the preceding 12 months.

B. It is understood and agreed that certificates with the legends set forth in paragraphs I(E) and l(F) above will be substituted by delivery of certificates without such legends if (i) one year shall have elapsed from the date the undersigned acquired the Parent Shares received in the Merger and the provisions of Rule 145(d)(2) are then available to the undersigned, (ii) two years shall have elapsed from the date the undersigned acquired the Parent Shares received in the Merger and the provisions of Rule 145(d)(3) are then applicable to the undersigned, or (iii) Parent has received either an opinion of counsel, which opinion and counsel shall be reasonably satisfactory to Parent, or a “no action” letter

Exhibit 6.06–2

obtained by the undersigned from the staff of the Commission, to the effect that the restrictions imposed by Rule 145 under the Act no longer apply to the undersigned.

Very truly yours,

Name:
Agreed and accepted this [          ] day
of [                    ], 2005, by
HENRY BIRKS & SONS INC.

By:

Name:
Title:

Exhibit 6.06–3

Exhibit 7.03(f)(i)
CANADA BUSINESS
CORPORATIONS ACT
ARTICLES

1.	Name of the Corporation
           HENRY BIRKS & SONS INC.

2.	The province or territory in Canada where the registered office is situated
           Province of Quebec

3.	The classes and any maximum number of shares that the Corporation is authorized to issue
           The attached Schedule 1 is forming part hereof.

4.	Restrictions, if any, on share transfers
           None

5.	Number (or minimum and maximum number) of directors
           A minimum of three (3) directors and a maximum of fifteen (15) directors.

6.	Restrictions, if any, on the business the Corporation may carry on
           None.

7.	Other provisions, if any
      (a) Meetings of shareholders of the Corporation may be held in the greater metropolitan area of any city having a population of more than 80,000 inhabitants in the United States, in any member-country of the European Union or in Asia.
      (b) A director’s term of office shall be from the date of the meeting at which he is elected or appointed until the first annual meeting next following his election or nomination or, if an election of the board of directors is not held at such meeting or if such meeting does not occur, at the date on which his successor is elected or appointed, or earlier if he dies or resigns, is removed or disqualified, or if his term of office ends for any other reason.
      (c) The directors may appoint one or more directors, who shall hold office for a term expiring no later than the close of the next annual meeting of shareholders, but the total number of directors so appointed may not exceed one-third of the number of directors elected at the previous annual meeting of shareholders.

Exhibit 7.03(f)(i) - 1

Schedule 1

3.	The classes and maximum number of shares that the Corporation is authorized to issue:
           Unlimited number of Class A Voting Shares without nominal or par value;
           Unlimited number of Class B Multiple Voting Shares without nominal or par value; and
           Unlimited number of Preferred Shares without nominal or par value, issuable in series.
           The Class A Voting Shares and the Class B Multiple Voting Shares are sometimes referred to herein collectively as the “Common Shares”. Any capitalized term shall have the meaning assigned to such term in these Articles. Any reference herein to the Act is a reference to the Canada Business Corporations Act as it now exists and as it may be amended from time to time and any reference herein to a section of the Act is a reference to a section of the Act as such section is presently numbered or as it may be renumbered from time to time.

I.	The Class A Voting Shares shall have attached thereto the following rights, privileges, restrictions and conditions:
      (a) Voting. Each Class A Voting Share shall entitle the holder thereof to one (1) vote at all meetings of the shareholders of the Corporation (except meetings at which only holders of another specified class of shares are entitled to vote pursuant to the provisions hereof or pursuant to the provisions of the Act).
      (b) Ranking on Liquidation. In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or other distribution of assets of the Corporation among shareholders for the purpose of winding-up its affairs, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares ranking prior to the Class A Voting Shares or the Class B Multiple Voting Shares, the holders of the Class A Voting Shares and the holders of the Class B Multiple Voting Shares shall be entitled to receive the remaining property of the Corporation. The holders of the Class A Voting Shares and the holders of the Class B Multiple Voting Shares shall rank equally with respect to the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among shareholders for the purpose of winding-up its affairs.
      (c) Dividends and Distributions. In addition to any dividend or distribution declared by the directors of the Corporation in respect of Class A Voting Shares, holders of Class A Voting Shares shall be entitled to receive a dividend or distribution, whether cash, non-cash or some combination thereof, equal (on a per share basis) to any dividend or distribution declared by the directors of the Corporation in respect of the Class B Multiple Voting Shares. Dividends and distributions on Class A Voting Shares shall be payable on the date fixed for payment of the dividend or distribution in respect of Class A Voting Shares or, if applicable, on the date fixed for payment of any dividend or distribution in respect of Class B Multiple Voting Shares.
      (d) Right of Participation in a Sale Transaction.

(i) No holder of Class B Multiple Voting Shares (a “Selling Holder”) shall sell, transfer or otherwise dispose of Class B Multiple Voting Shares if, immediately following such sale, transfer or disposition of Class B Multiple Voting Shares, such Selling Holder and its Affiliates shall control less than a majority of the total voting rights attached to the Common Shares issued and outstanding on the date of such sale, transfer or disposition (a “Sale Transaction”), unless all other holders of Common Shares shall have the right (A) to receive the same consideration (on a per share basis), whether cash, non-cash or some combination thereof, as that to be received by the Selling Holder pursuant to the Sale Transaction and (B) to participate in such Sale Transaction on the same terms as the Selling Holder in all other material respects, including in respect of the conditions to such Sale Transaction. Written notice of any Sale Transaction, which notice shall specify the terms of such Sale Transaction and the right of all holders of Common Shares to participate in such Sale Transaction, shall be provided to the holders of Common Shares by first class mail, at least twenty (20) business days prior to the consummation of such Sale Transaction.

Exhibit 7.03(f)(i) - 2

(ii) Any Sale Transaction not in compliance with subsection (d)(i) above shall be null and void and shall not be registered in the books of the Corporation.

(iii) Notwithstanding the foregoing, none of the following shall constitute a Sale Transaction: (A) any pledge, mortgage, hypothecation, lien or similar encumbrance, whether by possession or registration, of Class B Multiple Voting Shares which creates a security interest in favor of another person or entity, and (B) any sale, transfer or other disposition of Class B Multiple Voting Shares to Affiliates, Associates or shareholders of the transferor of such Class B Multiple Voting Shares. For purposes of these Articles, an “Affiliate” means a person that directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person. For purposes of these Articles, an “Associate”, when used to indicate a relationship with any person, means (x) any trust or other estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity and (y) a spouse or child of such person.
      (e) Right of Participation in a Business Combination.

(i) The Corporation shall not consummate a Business Combination unless the holders of Class A Voting Shares shall have the right (A) to receive the same consideration (on a per share basis), whether cash, non-cash or some combination thereof, as that to be received by the holders of Class B Multiple Voting Shares in connection with such Business Combination and (B) to participate in such Business Combination on the same terms as the holders of Class B Multiple Voting Shares in all other material respects, including in respect of the conditions to such Business Combination.

(ii) “Business Combination” as used herein shall mean, whether in one or a series of related transactions:

(A) any merger, amalgamation, recapitalization or consolidation involving the Corporation, other than a merger, amalgamation, recapitalization, consolidation or similar transaction with a wholly-owned subsidiary of the Corporation or which is solely for the purpose of continuance of the Corporation as a corporation in another jurisdiction;

(B) any sale, lease, exchange, transfer or other disposition involving 50% or more of the assets of the Corporation and its subsidiaries, on a consolidated basis; or

(C) any agreement, contract or other arrangement having the same purpose or effect as the transactions described in (A) and (B) above.
      (f) Transactions or Actions Requiring Special Approval.

(i) In addition to any other approvals required under the Act, prior to consummating a Related Party Transaction, the Corporation shall obtain (A) the consent of the majority of a committee of independent directors of the Corporation and (B) with respect to clauses (x) and (y) of the definition of Related Party Transaction below, the affirmative vote in favor of the approval of the Related Party Transaction by the majority of the holders of Class A Voting Shares (exclusive of Class A Voting Shares held by the Related Person (and its Affiliates and Associates) which is or would be a party to such Related Party Transaction) that cast a vote, in person or by proxy (but not including any vote that is not counted as either an affirmative or negative vote), at the annual or special shareholders meeting at which such Related Party Transaction is considered.

(ii) For purposes of these Articles, (A) “Related Party Transaction” shall mean (x) consummation of a Business Combination with a Related Person; (y) amending, repealing or altering in anyway any provision of these Articles or the By-laws of the Corporation, except for matters not having an adverse effect on the holders of Class A Voting Shares; or (z) the issuance, sale, exchange, transfer or other disposition (in one transaction or a series of related transactions) by the Corporation or any wholly-owned subsidiary of the Corporation of any securities of the Corporation or of such subsidiary to a Related Person (other than pursuant to: an employee or director stock incentive plan or other compensation arrangements approved by the Compensation Committee of the Corporation; an offering made to all holders of Class A Voting Shares; or a public offering); and (B) “Related Person” shall

Exhibit 7.03(f)(i) - 3

mean any individual, corporation, partnership, group, association or other person or entity that, together with its Affiliates and Associates, beneficially owns Class A Voting Shares and/or Class B Multiple Voting Shares which, in the aggregate, equal twenty percent (20%) or more of the total voting rights attached to the Common Shares issued and outstanding at the time the definitive agreement with respect to a Related Party Transaction is executed.

      (g) Subdivision, Consolidation, Reclassification or other Change. No subdivision, consolidation or reclassification of, or other change to, the Class A Voting Shares shall be carried out, either directly or indirectly unless, at the same time, the Class B Multiple Voting Shares are subdivided, consolidated, reclassified or changed in the same manner and on the same basis.
      (h) Equal Status. Except as otherwise expressly provided in these Articles, Class A Voting Shares and Class B Multiple Voting Shares shall have the same rights and privileges and shall rank equally, share ratably and be equal in all respects as to all matters.

II.	The Class B Multiple Voting Shares shall have attached thereto the following rights, privileges, restrictions and conditions:
      (a) Voting. Each Class B multiple voting share shall entitle the holder thereof to ten (10) votes at all meetings of the shareholders of the Corporation (except meetings at which only holders of another specified class of shares are entitled to vote pursuant to the provisions hereof or pursuant to the provisions of the Act).
      (b) Ranking on Liquidation. In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or other distribution of assets of the Corporation among shareholders for the purpose of winding-up its affairs, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares ranking prior to the Class B Multiple Voting Shares or the Class A Voting Shares, the holders of the Class B Multiple Voting Shares and the holders of the Class A Voting Shares shall be entitled to receive the remaining property of the Corporation. The holders of the Class B Multiple Voting Shares and the holders of the Class A Voting Shares shall rank equally with respect to the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among shareholders for the purpose of winding-up its affairs.
      (c) Dividends and Distributions. In addition to any dividend or distribution declared by the directors in respect of Class B Multiple Voting Shares, holders of Class B Multiple Voting Shares shall be entitled to receive a dividend or distribution, whether cash, non-cash or some combination thereof, equal (on a per share basis) to any dividend or distribution declared by the directors of the Corporation in respect of Class A Voting Shares. Dividends and distributions on Class B Multiple Voting Shares shall be payable on the dated fixed for payment of the dividend or distribution in respect of Class B Multiple Voting Shares or, if applicable, on the date fixed for payment of a dividend or distribution in respect of Class A Voting Shares
      (d) Conversion by Holder into Class A Voting Shares. Each Class B multiple voting share may at any time and from time to time, at the option of the holder, be converted into one (1) fully paid and non-assessable Class A voting share. Such conversion right shall be exercised as follows:

(i) the holder of Class B Multiple Voting Shares shall send to the transfer agent of the Corporation a written notice, accompanied by a certificate or certificates representing the Class B Multiple Voting Shares in respect of which the holder desires to exercise such conversion right. Such notice shall be signed by the holder of the Class B Multiple Voting Shares in respect of which such right is being exercised, or by the duly authorized representative thereof, and shall specify the number of Class B Multiple Voting Shares which such holder desires to have converted. The holder shall also pay any governmental or other tax, if any, imposed in respect of such conversion. The conversion of the Class B Multiple Voting Shares into Class A Voting Shares shall take effect upon receipt by the transfer agent of the Corporation of the conversion notice accompanied by the certificate or certificates representing the Class B Multiple Voting Shares in respect of which the holder desires to exercise such conversion right.

Exhibit 7.03(f)(i) - 4

(ii) upon receipt of such notice and certificate or certificates by the transfer agent of the Corporation, the Corporation shall, effective as of the date of such receipt, issue or cause to be issued a certificate or certificates representing Class A Voting Shares into which Class B Multiple Voting Shares are being converted. If less than all of the Class B Multiple Voting Shares represented by any certificate are to be converted, the holder shall be entitled to receive a new certificate representing the Class B Multiple Voting Shares represented by the original certificate which are not to be converted.
      (e) Subdivision, Consolidation, Reclassification or other Change. No subdivision, consolidation or reclassification of, or other change to, the Class B Multiple Voting Shares shall be carried out unless, at the same time, the Class A Voting Shares are subdivided, consolidated, reclassified or changed in the same manner and on the same basis.
      (f) Equal Status. Except as otherwise expressly provided in these Articles, Class B Multiple Voting Shares and Class A Voting Shares shall have the same rights and privileges and shall rank equally, share ratably and be equal in all respects as to all matters.

III.	The Preferred Shares shall have attached thereto, as a class, the following rights, privileges, restrictions and conditions:
      (a) Issuance of Preferred Shares, in Series. The directors of the Corporation may, at any time and from time to time, issue Preferred Shares in one (1) or more series, each series to consist of such number of Preferred Shares as may, before issuance thereof, be determined by the directors.
      (b) Determination of Rights, Privileges, Restrictions, Conditions and Limitations attaching to Series of Preferred Shares. The directors of the Corporation may, subject to the following, from time to time fix, before issuance, the designation, rights, privileges, restrictions, conditions and limitations to attach to the Preferred Shares of each series including, without limiting the generality of the foregoing,

(i) the rate, amount or method of calculation of preferential dividends of the Preferred Shares of such series, if any, whether cumulative or non-cumulative or partially cumulative, and whether such rate, amount or method of calculation shall be subject to change or adjustment in the future, the currency or currencies of payment, the date or dates and place or places of payment thereof and the date or dates from which such preferential dividends shall accrue;provided, that, the dividends payable with respect to any series of Preferred Shares, whether cumulative or non-cumulative or partially cumulative, shall not exceed five (5) percent of the liquidation preference of such series of Preferred Shares;

(ii) the redemption price and terms and conditions of redemption, if any, of the Preferred Shares of such series;provided, that, without the approval by a majority of the votes cast at a meeting of shareholders of the Company duly called, the redemption price shall not exceed the liquidation preference of such shares;

(iii) the rights of retraction, if any, vested in the holders of Preferred Shares of such series, and the prices and the other terms and conditions of any rights of retraction, and whether any additional rights of retraction may be vested in such holders in the future; provided, that, without the approval by a majority of the votes cast at a meeting of shareholders of the Company duly called, the retraction price shall not exceed the liquidation preference of such shares;

(iv) the voting rights, if any, of the Preferred Shares of such series; provided, that, the approval by a majority of the votes cast at a meeting of shareholders of the Corporation duly called shall be required for the issuance of any series of Preferred Shares with voting rights;

(v) the conversion rights and terms and conditions of conversion, if any, of the Preferred Shares of such series;provided, that, the approval by a majority of the votes cast at a meeting of shareholders of the Company duly called shall be required for the issuance of any series of Preferred Shares which are convertible into securities with voting rights;

(vi) any sinking fund, purchase fund or other provisions attaching to the Preferred Shares of such series; and

Exhibit 7.03(f)(i) - 5

(vii) any other relative rights, preferences and limitations of the Preferred Shares of such series,

the whole subject to the issue of a certificate of amendment in respect of articles of amendment in the prescribed form to designate a series of Preferred Shares.
      (c) Cumulative Dividends or Return of Capital not Paid in Full. Pursuant to section 27(2) of the Act, when any cumulative dividends or amounts payable on a return of capital in respect of a series of Preferred Shares are not paid in full, the Preferred Shares of all series shall participate ratably in respect of such dividends including accumulations, if any, in accordance with the sums which would be payable on the Preferred Shares if all such dividends were declared and paid in full, and on any return of capital in accordance with the sums which would be payable on such return of capital if all sums so payable were paid in full.
      (d) Payment of Dividends and Other Preferences. The Preferred Shares shall be entitled to preference over the Class A Voting Shares, the Class B Multiple Voting Shares and any other shares of the Corporation ranking junior to the Preferred Shares with respect to the payment of dividends, and may also be given such other preferences over the Class A Voting Shares, the Class B Multiple Voting Shares and any other shares of the Corporation ranking junior to the Preferred Shares, as may be fixed by the directors of the Corporation, as to the respective series authorized to be issued.
      (e) Procedure for Payment of Dividends. No dividends shall at any time be declared or paid or set apart for payment on any shares of the Corporation ranking junior to the Preferred Shares, unless all dividends up to and including the dividends payable for the last completed period for which such dividends shall be payable on each series of Preferred Shares then issued and outstanding shall have been declared and paid or set apart for payment at the date of such declaration or payment or setting apart for payment on such shares of the Corporation ranking junior to the Preferred Shares, nor shall the Corporation call for redemption or redeem or purchase for cancellation or reduce or otherwise pay off any of the Preferred Shares (less than the total amount then outstanding) or any shares of the Corporation ranking junior to the Preferred Shares, unless all dividends up to and including the dividend payable for the last completed period for which such dividends shall be payable on each series of the Preferred Shares then issued and outstanding shall have been declared and paid or set apart for payment at the date of such call for redemption, purchase, reduction or other payment.
      (f) Ranking for Payment of Dividends and Liquidation, Dissolution or Winding-up. The Preferred Shares of each series shall rank on a parity with the Preferred Shares of every other series with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation whether voluntary of involuntary.
      (g) Liquidation, Dissolution or Winding-up. In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among shareholders for the purpose of winding-up its affairs, the holders of the Preferred Shares shall, before any amount shall be paid to or any property or assets of the Corporation distributed among the holders of the Class A Voting Shares, the Class B Multiple Voting Shares or any other shares of the Corporation ranking junior to the Preferred Shares, be entitled to receive:

(i) an amount equal to the consideration received by the Corporation upon the issuance of such shares together with, in the case of cumulative Preferred Shares, all unpaid cumulative dividends (which for such purpose shall be calculated as if such cumulative dividends were accruing from day to day for the period from the expiration of the last period for which cumulative dividends have been paid-up to and including the date of distribution) and, in the case of non-cumulative Preferred Shares, all declared and unpaid non-cumulative dividends; and

(ii) if such liquidation, dissolution, winding-up or distribution shall be voluntary, an additional amount equal to the premium, if any, which would have been payable on the redemption of the said Preferred Shares respectively if they had been called for redemption by the Corporation on the date of distribution and, if said Preferred Shares could not be redeemed on such date, then an additional amount

Exhibit 7.03(f)(i) - 6

equal to the greatest premium, if any, which would have been payable on the redemption of said Preferred Shares respectively.

      (h) Purchase by the Corporation. The Preferred Shares of any series may be purchased for cancellation or made subject to redemption by the Corporation at such times and at such prices and upon such other terms and conditions as may be specified in the rights, privileges, restrictions and conditions attaching to the Preferred Shares of such series as set forth in the articles of amendment relating to such series.
      (i) Amendments. The provisions of this section III may be deleted or varied in whole or in part by a certificate of amendment, but only with the prior approval of the holders of the Preferred Shares, given as hereinafter specified, in addition to any other approval required by the Act (or any other statutory provision of the like or similar effect, from time to time in force). The approval of the holders of the Preferred Shares with respect to any and all matters hereinbefore referred to, may be given by at least two-thirds (2/3) of the votes cast at a meeting of the holders of the Preferred Shares duly called for that purpose and held upon at least twenty-one (21) days notice at which the holders of a majority of the outstanding Preferred Shares are present or represented by proxy. If at any such meeting the holders of a majority of the outstanding Preferred Shares are not present or represented by proxy within thirty (30) minutes after the time appointed for such meeting, then the meeting shall be adjourned to such date being not less than thirty (30) days later and to such time and place as may be determined by the chairman of the meeting and not less than twenty-one (21) days notice shall be given of such adjourned meeting but it shall not be necessary in such notice to specify the purpose for which the meeting was originally called. At such adjourned meeting the holders of Preferred Shares, present or represented by proxy, may transact the business for which the meeting was originally called and a resolution passed thereat by not less than two-thirds (2/3) of the votes cast at such adjourned meeting, shall constitute the authorization of the holders of the Preferred Shares referred to above. The formalities to be observed in respect of the giving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those from time to time prescribed by the by-laws of the Corporation with respect to meetings of shareholders. On every poll taken at every such meeting or adjourned meeting, every holder of Preferred Shares shall be entitled to one (1) vote in respect of each preferred share held.

Exhibit 7.03(f)(i) - 7

Exhibit 7.03(f)(ii)
HENRY BIRKS & SONS INC./ HENRY BIRKS ET FILS INC.

BY-LAW NO. ONE

ii

Exhibit 7.03(f)(ii)
BY-LAW NO. ONE

being a by-law relating generally to the transaction of the business and affairs of Henry Birks & Sons Inc./ Henry Birks et Fils Inc. (the “Corporation”).
DEFINITIONS
      1. In this by-law and all other by-laws of the Corporation, unless the context otherwise specifies or requires:

(a) “Act” means the Canada Business Corporations Act, R.S.C., 1985, chapter C-44, any statute that may be substituted therefore and any regulations thereunder, as from time to time amended; and any reference to a section of the Act is a reference to a section of the Act as such section is presently numbered or as it may be renumbered from time to time;

(b) “articles” means the articles of the Corporation, as from time to time amended or restated;

(c) “by-law” means this by-law and all other by-laws of the Corporation from time to time in force and effect;

(d) words importing the singular number only shall include the plural and vice versa; words importing the masculine gender shall include the feminine and neuter genders and vice versa; words importing persons shall include bodies corporate, corporations, companies, partnerships, syndicates, trusts and any number or aggregate of individuals;

(e) the headings used in this by-law are inserted for reference purposes only and are not to be considered or taken into account in construing the terms or provisions thereof or to be deemed in any way to clarify, modify or explain the effect of any such terms or provisions; and

(f) all terms contained in this by-law and which are defined in the Act shall have the meanings given to such terms in the Act.
REGISTERED OFFICE
      2. The Corporation may from time to time (i) by resolution of the board of directors, change the place and/or address of the registered office of the Corporation within the province specified in its articles and (ii) by articles of amendment, change the province in which its registered office is situated to another province of Canada.
CORPORATE SEAL
      3. The Corporation may have one or more corporate seals which shall be such as the board of directors may by resolution from time to time adopt and change.
DIRECTORS
      4. Number
      There shall be a board of directors consisting of such fixed number, or minimum and maximum number of directors as may be set out in the articles. If any of the issued securities of the Corporation are or were part of a distribution to the public, remain outstanding and are held by more than one person, the Corporation shall not have fewer than three (3) directors, at least two (2) of whom are not officers or employees of the Corporation or its affiliates.

      5. Vacancies
      If a fixed number of directors is set out in the articles and if such fixed number is higher than the number of directors in office at the time of the amendment to the articles, or if such fixed number is thereafter increased, the resulting vacancies shall be filled at a meeting of shareholders duly called for that purpose. Notwithstanding the provisions of this by-law and subject to the provisions of the Act, if a vacancy should otherwise occur in the board, the remaining directors, if constituting a quorum, may appoint a qualified person to fill the vacancy for the remainder of the term, except a vacancy resulting from the fixing, in the articles, of a number of directors that is higher than the number of directors in office at the time of the amendment to the articles, from a subsequent increase of such fixed number or from a failure of the shareholders to elect the number or minimum number of directors specified in the articles. In the absence of a quorum or if the vacancy has arisen from a failure by the shareholders to elect the number or minimum number of directors specified in the articles, the remaining directors shall forthwith call a meeting of shareholders to fill the vacancy pursuant to subsection 111(2) of the Act. If the directors fail to call such a meeting or if there are no directors then in office, any shareholder may call the meeting. Where a vacancy or vacancies exist in the board, the remaining directors may exercise all of the powers of the board so long as a quorum remains in office.
      6. Vacation of Office
      The office of a director shall ipso facto be vacated if:

(a) he dies;

(b) by notice in writing to the Corporation, he resigns his office and such resignation, if not effective immediately, becomes effective in accordance with its terms;

(c) he is removed from office in accordance with section 109 of the Act; or

(d) he ceases to be qualified to be a director.
      7. Election
      Directors shall be elected by the shareholders by ordinary resolution in a general meeting unless the articles of the Corporation confer upon the directors the right to appoint additional directors in which case, the dispositions of the Act apply. A vote by ballot shall not be necessary for the election of the directors unless it is required by someone present and entitled to vote at the meeting.
      A retiring director shall retain office until the adjournment or termination of the meeting at which his successor is elected, unless such meeting was called for the purpose of removing him from office as a director in which case the director so removed shall vacate office forthwith upon the passing of the resolution for his removal.
      8. Consent to be Elected or Appointed Director
      An individual who is elected or appointed to hold office as a director is not a director and is deemed not to have been elected or appointed to hold office as a director unless:

(a) the said individual was present at the meeting when the election or appointment took place and he did not refuse to hold office as a director; or

(b) the said individual was not present at the meeting when the election or appointment took place and the said individual consented to hold office as a director in writing before the election or appointment or within ten (10) days after it, or the said individual has acted as a director pursuant to the election or appointment.

2

MEETINGS OF DIRECTORS
      9. Place and Calling of Meetings
      Subject to the articles, meetings of directors may be held at any place within or outside Canada as the directors may from time to time determine or the person convening the meeting may give notice. A meeting of the board of directors may be convened by the chairman of the board, if any, the president, if any, or any director at any time. The secretary, if any, shall, upon direction of any of the foregoing, convene a meeting of the board of directors.
      10. Notice
      Notice of the time and place for the holding of any such meeting shall be delivered, mailed, faxed or emailed to each director at his latest address as shown on the records of the Corporation no less than two (2) days or twelve (12) days if mailed (exclusive of the day on which the notice is sent, but inclusive of the day for which notice is given) before the date of the meeting; provided that meetings of the board of directors may be held at any time without notice, if all the directors have waived notice.
      For the first meeting of the board of directors, to be held immediately following the election of directors at any annual or special meeting of the shareholders, no notice of such meeting need be given to the newly elected or appointed director or directors in order for the meeting to be duly constituted, provided a quorum of the directors is present.
      A notice of a meeting of directors shall specify any matter referred to in subsection 115(3) of the Act that is to be dealt with at the meeting but otherwise need not specify the purpose of or the business to be transacted at the meeting.
      11. Waiver of Notice
      Notice of any meeting of the board of directors or any irregularity in any meeting or in the notice thereof may be waived by any director, and such waiver may be validly given either before or after the meeting to which such waiver relates. The attendance of a director at a meeting of directors is a waiver of notice of the meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.
      12. Participation by Communication Facilities
      A director may, if all the directors of the Corporation consent thereto (either before, during or after the meeting), participate in a meeting of the board of directors or of any committee thereof, if any, by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other, and a director participating in such manner is deemed to be present at that meeting. A consent may be given with respect to all meetings of the board and/or of the committees of the board, if any.
      13. Adjournment
      Any meeting of the board of directors may be adjourned from time to time by the chairman of the meeting, with the consent of the meeting, to a fixed time and place and no notice of the time and place for the continuance of the adjourned meeting need be given to any director in such a case. Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present at the meeting. The directors who formed a quorum at the original meeting are not required to form the quorum at the adjourned meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment.
      14. Quorum and Voting
      Subject to the articles, a majority of the number of directors in office shall constitute a quorum for the transaction of business. Subject to subsection 117(1) of the Act, no business shall be transacted by the directors, except at a meeting of directors at which a quorum of the board is present. The directors shall not

3

transact business at a meeting unless the number of Canadian directors required by the law are present, except where:

(a) a resident Canadian director who is unable to be present approves in writing, or by telephonic, electronic or other communication facility, the business transacted at the meeting; and

(b) the required number of resident Canadian directors would have been present had that director been present at the meeting.
      Questions arising at any meeting of the board of directors shall be decided by a majority of votes cast. In case of an equality of votes, the chairman of the meeting, in addition to his original vote, shall not have a second or casting vote.
      15. Resolution in lieu of Meeting
      A resolution in writing, signed by all the directors entitled to vote on that resolution at a meeting of directors or a committee of directors, if any, is as valid as if it had been passed at a meeting of directors or committee of directors, if any.
      A copy of every such resolution shall be kept with the minutes of the proceedings of the directors or committee of directors, if any.
REMUNERATION OF DIRECTORS
      16. Subject to the articles, the remuneration to be paid to the directors shall be such as the board of directors shall from time to time determine and such remuneration shall not be in addition to the salary paid to any officer of the Corporation who is also a member of the board of directors. The directors may also by resolution award special remuneration to any director undertaking any special services on the Corporation’s behalf other than the routine work ordinarily required of a director by the Corporation. The confirmation of any such resolution or resolutions by the shareholders shall not be required. The directors concerned shall not vote on such resolutions. The directors shall be entitled to be paid their traveling and other expenses properly incurred by them in connection with the affairs of the Corporation.
SUBMISSION OF CONTRACTS OR TRANSACTIONS TO SHAREHOLDERS FOR APPROVAL
      17. The board of directors, in its discretion, may submit any contract, act or transaction for approval, ratification or confirmation at any annual meeting of the shareholders or at any special meeting of the shareholders called for the purpose of considering the same and any contract, act or transaction that shall be approved, ratified or confirmed by resolution passed by a majority of the votes cast at any such meeting (unless any different or additional requirement is imposed by the Act or by the Corporation’s articles or the by-law) shall be as valid and as binding upon the Corporation and upon all the shareholders as though it had been approved, ratified or confirmed by every shareholder of the Corporation.
CHAIRMAN OF THE BOARD
      18. The chairman of the board, if any, shall, if present, preside at all meetings of the board of directors and of shareholders. He shall sign such contracts, documents or instruments in writing as require his signature and shall have such other powers and duties as may from time to time be assigned to him by resolution of the board of directors.
OFFICERS
      19. Appointment of Officers
      Subject to the articles, the board of directors, annually or as often as may be required, may appoint among themselves a chairman of the board and may appoint a president and a secretary and, if deemed advisable, may appoint a vice chairman, one (1) or more vice-presidents (to which title may be added words indicating seniority or function), a treasurer and one (1) or more assistant secretaries and/or one (1) or more

4

assistant treasurers. None of such officers, except the chairman of the board, need be a director of the Corporation. The board of directors may from time to time designate such other offices and appoint such other officers, employees and agents as it shall deem necessary, who shall have such authority and shall perform such functions and duties, as may from time to time be prescribed by resolution of the board of directors. Any two (2) or more offices may be held by the same person. In case and whenever the same person holds the offices of secretary and treasurer he may, but need not, be known as the secretary-treasurer.
      20. Remuneration and Removal of Officers
      Subject to the articles, the remuneration of all officers, employees and agents elected or appointed by the board of directors may be determined from time to time by resolution of the board of directors. The fact that any officer, employee or agent is a director or shareholder of the Corporation shall not disqualify him from receiving such remuneration as may be so determined. The board of directors may, by resolution, remove any officer, employee or agent at any time, with or without cause, subject to his rights under any employment contract in force between the Corporation and such individual.
      21. Duties of Officers may be Delegated
      In case of the absence or inability or refusal to act of any officer of the Corporation or for any other reason that the board of directors or the President, as applicable, may deem sufficient, the board of directors or the President, as applicable, may delegate all or any of the powers of such officer to any other officer or to any director for the time being.
      22. President
      The president, if any, shall be the chief executive officer of the Corporation and shall exercise general supervision over the business and affairs of the Corporation. In the absence or inability of the chairman of the board, if any, the president shall, when present, preside at all meetings of the board of directors and shareholders; he shall sign such contracts, documents or instruments in writing as require his signature and shall have such other powers and shall perform such other duties as may from time to time be assigned to him by resolution of the board of directors or as are incident to his office.
      23. Vice-President
      The vice-president or, if more than one (1), the vice-presidents, in order of seniority, shall be vested with all the powers and shall perform all the duties of the president in the absence or inability or refusal to act of the president, provided, however, that a vice-president, who is not a director, shall not preside as chairman at any meeting of shareholders. The vice-president or, if more than one (1), the vice-presidents, in order of seniority, shall sign such contracts, documents or instruments in writing as require his or their signatures and shall also have such other powers and duties as may from time to time be assigned to him or them by resolution of the board of directors or, to the extent permitted by the Act, by the president of the Corporation.
      24. Secretary
      The secretary, if any, shall give or cause to be given notices for all meetings of the board of directors, of committees thereof, if any, and of shareholders when directed to do so and shall have charge, subject to the provisions of this by-law, of the records referred to in section 20 of the Act (except the accounting records) and of the corporate seal or seals, if any, except when some other officer or agent has been appointed for that purpose. He shall sign such contracts, documents or instruments in writing as require his signature and shall have such other powers and duties as may from time to time be assigned to him by resolution of the board of directors or as are incident to his office.
      25. Treasurer
      Subject to the provisions of any resolution of the board of directors, the treasurer, if any, shall have the care and custody of all the funds and securities of the Corporation and shall deposit the same in the name of the Corporation in such bank or banks or with such other depositary or depositaries as the board of directors may, by resolution, direct. He shall prepare, maintain and keep or cause to be kept adequate books of

5

accounts and accounting records. He shall sign such contracts, documents or instruments in writing as require his signature and shall have such other powers and duties as may from time to time be assigned to him by resolution of the board of directors or as are incident to his office. He may be required to give such bond for the faithful performance of his duties as the board of directors, in their absolute discretion, may require, and no director shall be liable for failure to require any such bond or for the insufficiency of any such bond or for any loss by reason of the failure of the Corporation to receive any indemnity thereby provided.
      26. Assistant Secretary and Assistant Treasurer
      The assistant secretary or, if more than one (1), the assistant secretaries, in order of seniority, and the assistant treasurer or, if more than one (1), the assistant treasurers, in order of seniority, shall respectively perform all the duties of the secretary and treasurer, respectively, in the absence or inability to act of the secretary or treasurer, as the case may be. The assistant secretary or assistant secretaries, if more than one (1), and the assistant treasurer or assistant treasurers, if more than one (1), shall sign such contracts, documents or instruments in writing as require his or their signatures respectively and shall have such other powers and duties as may from time to time be assigned to them by resolution of the board of directors.
COMMITTEES
      27. Appointment of Committees
      The board of directors may from time to time appoint from their number one (1) or more committees consisting of one (1) or more individuals and delegate to such committee or committees any of the powers of the directors, except as provided in subsection 115(3) of the Act. Unless otherwise ordered by the board, a committee of directors shall have power to fix its quorum and to regulate its proceedings. Meetings of any such committee may be held at any place in or outside of Canada.
      28. Audit Committee
      The Corporation shall have an Audit Committee composed of not fewer than three (3) directors. If any of the issued securities of the Corporation are or were part of a distribution to the public, remain outstanding and are held by more than one (1) person, each of the directors composing the Audit Committee must be independent and none of them must be an employee of the Corporation or any of its affiliates. The members of the Audit Committee shall be appointed annually by the board of directors from its number. The Audit Committee shall be responsible for reviewing the scope and results of the annual audit of the Corporation’s consolidated financial statements conducted by the Corporation’s independent auditors, the scope of other services provided by the Corporation’s independent auditors, the proposed changes in the Corporation’s policies and procedures with respect to its internal accounting, auditing, auditing and financial controls and shall have such other powers and duties as may be provided in the Act or specified by the board of directors.
      29. Nominating Committee
      The board of directors may appoint a Nominating Committee composed of not fewer than three (3) directors. If any of the issued securities of the Corporation are or were part of a distribution to the public, remain outstanding and are held by more than one (1) person, each of the directors composing the Nominating Committee must be independent and none of them must be an employee of the Corporation or any of its affiliates. The Nominating Committee shall be responsible for nominating potential nominees to the board of directors. The members of the Nominating Committee shall be appointed annually by the board of directors from its number. The Nominating Committee shall have the powers and duties as may be specified by the board of directors.
      30. Corporate Governance Committee
      The board of directors shall have a Corporate Governance Committee composed of not fewer than three (3) directors. If any of the issued securities of the Corporation are or were part of a distribution to the public, remain outstanding and are held by more than one (1) person, each of the directors composing the Corporate Governance Committee must be independent and none of them must be an employee of the Corporation or any of its affiliates. The Corporate Governance Committee shall be responsible for overseeing

6

all aspects of the Corporation’s corporate governance policies. The members of the Corporate Governance Committee shall be appointed annually by the board of directors from its number. The Corporate Governance Committee shall have such other powers and duties that may be specified by the board of directors. No agreement or arrangement between the Corporation and any affiliate of the Corporation shall be entered into by the Corporation without the approval of the Corporate Governance Committee; provided, however, that the foregoing prohibition shall not apply to any agreement or arrangement that does not exceed any applicable threshold which may be established by the Corporate Governance Committee from time to time.
      31. Executive Committee
      The board of directors may appoint an Executive Committee composed of at least three (3) members of the board of directors and responsible for facilitating the efficient operation of the Corporation. The members of the Executive Committee shall be appointed annually by the board of directors from its number. The Executive Committee shall have the powers and duties as may be specified by the board of directors.
      32. Compensation Committee
      The board of directors shall appoint a Compensation Committee composed of not fewer than three (3) directors. If any of the issued securities of the Corporation are or were part of a distribution to the public, remain outstanding and are held by more than one (1) person, each of the directors composing the Compensation Committee must be independent and none of them must be an employee of the Corporation or any of its affiliates. The Compensation Committee shall be responsible for recommending to the board of directors executive compensation, including base salaries, bonuses and long-term incentive awards for the executive officers of the Corporation. The members of the Compensation Committee shall be appointed annually by the board of directors from its number. The Compensation Committee shall have the powers and duties as may be specified by the board of directors.
DISCLOSURE OF INTEREST
      33. A director or officer of the Corporation shall disclose to the Corporation, in writing, or by requesting to have it entered in the minutes of meetings of directors or of meetings of committees of directors, if any, the nature and extent of any interest that he has in a material contract or material transaction, whether made or proposed, with the Corporation: if the director or officer is a party to the contract or the transaction; if he is a director or officer, or an individual acting in a similar capacity of a party to the contract or transaction; or if he has a material interest in a party to the contract or transaction.
      In the case of a contract or transaction or a proposed contract or transaction involving a director, the disclosure shall be made at the meeting of directors at which the question of entering into the contract or transaction is first considered. If the director was not at the time of the meeting referred to previously interested in the proposed contract or transaction, the disclosure shall be at the first meeting of the directors held after he becomes so interested. If the director becomes interested in a contract or transaction after it is made, the disclosure shall be made at the first meeting of directors held after the director becomes so interested. If an individual who is interested in a contract or transaction later becomes a director, the disclosure shall be made at the first meeting after he becomes a director.
      If a material contract or material transaction, whether entered into or proposed, is one that, in the ordinary course of the Corporation’s business, would not require approval by the directors or shareholders, a director or officer shall disclose, in writing to the Corporation or request to have it entered in the minutes of meetings of directors or of meetings of committees of directors, if any, the nature and extent of his interest immediately after he becomes aware of the contract or transaction.
      In the case of a contract or transaction or proposed contract or transaction involving an officer who is not a director, the disclosure shall be made immediately after he becomes aware that the contract, transaction or proposed contract or proposed transaction is to be considered or has been considered at a meeting. If the officer becomes interested after a contract or transaction is made, the disclosure shall be made immediately after he becomes so interested. If an individual who is interested in a contract or transaction later becomes an officer, the disclosure shall be made immediately after he becomes an officer.

7

      A general notice to the directors declaring that a director or an officer is to be regarded as interested, for any of the following reasons, in a contract or transaction made with a party, is a sufficient declaration of interest in relation to the contract or transaction:

(a) the director or officer is a director or officer or acting in a similar capacity, of a party to the contract or transaction, or of a party who has a material interest in a party to the contract or transaction;

(b) the director or officer has a material interest in the party; or

(c) there has been a material change in the nature of the director’s or the officer’s interest in the party.
      A director required to make a disclosure of interest shall not vote on any resolution to approve the contract or transaction unless the contract or transaction:

(a) relates primarily to his remuneration as a director, officer, employee or agent of the Corporation or an affiliate; or

(b) is for indemnity or insurance under section 124 of the Act.
INDEMNIFICATION AND PROTECTION OF DIRECTORS, OFFICERS AND OTHERS
      34. Liability
      No director or officer shall be liable for the acts, receipts, neglects or defaults of any other director, officer or employee of the Corporation, or for joining any receipt or other act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired for or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Corporation shall be invested, or for any loss or damage arising from the bankruptcy, insolvency or tortuous acts of any person with whom any of the moneys, securities or effects of the Corporation shall be deposited, or for any loss occasioned by any error of judgment or oversight on his part, or for any other loss, damage or misfortune which shall happen in the execution of the duties of his office or in relation thereto, provided that nothing herein shall relieve any director or officer from the duty to act in accordance with the Act or from liability for any breach thereof.
      35. Indemnification
      Subject to the Act, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation, or another individual who acts or acted at the Corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity if:

(a) he acted honestly and in good faith with a view to the best interests of the Corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as a director of officer or in a similar capacity at the Corporation’s request; and

(b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful.
      The Corporation shall advance the necessary moneys to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to previously. The individual shall repay the moneys if the individual does not fulfill the previously named conditions.
      The Corporation shall also indemnify such person in such other circumstances as the Act permits or requires. Nothing in this by-law shall limit the right of any person entitled to indemnity to claim indemnity apart from the provisions of this by-law.

8

      36. Insurance
      Subject to the Act, the Corporation may purchase and maintain insurance for the benefit of an individual referred to in section 35 against any liability incurred by the individual in his capacity as a director or officer of the Corporation or in the individual’s capacity as a director or officer, or similar capacity, of another entity (as such term is defined in the Act), if the individual acts or acted in that capacity at the Corporation’s request.
MEETINGS OF SHAREHOLDERS
      37. Annual Meeting
      Subject to compliance with section 133 of the Act, the annual meeting of the shareholders shall be convened on such day in each year and at such time as the board of directors may by resolution determine. The directors of the Corporation shall call an annual meeting of shareholders not later than fifteen (15) months after holding the last preceding annual meeting but no later than six (6) months after the end of the Corporation’s preceding financial year.
      38. Special Meetings
      Other meetings of the shareholders may be convened by order of the chairman of the board, the president or a vice-president who is a director or by the board of directors, to be held at such time and place as may be specified in such order.
      Special meetings of shareholders may also be called by written requisition to the board of directors signed by shareholders holding between them not less than five percent (5%) of the outstanding shares of the capital of the Corporation entitled to vote thereat. Such requisition shall state the business to be transacted at the meeting and shall be sent to each director and to the registered office of the Corporation.
      Except as otherwise provided in subsection 143(3) of the Act, it shall be the duty of the board of directors, on receipt of such requisition, to cause the meeting to be called by the secretary of the Corporation.
      If the board of directors does not, within twenty-one (21) days after receiving such requisition call a meeting, any shareholder who signed the requisition may call the meeting.
      39. Place of Meetings
      Meetings of shareholders of the Corporation shall be held at the registered office of the Corporation or at such other place in Canada as may be specified in the notice convening such meeting. Notwithstanding the foregoing, a meeting of shareholders may be held at a place outside Canada if the place does not contravene the articles.
      40. Notice
      A notice stating the day, hour and place of meeting and, subject to subsection 135(6) of the Act, the general nature of the business to be transacted shall be served to each shareholder who is entitled to vote at such meeting, each director of the Corporation and the auditor of the Corporation no less than twenty-one (21) days or more than sixty (60) days before the meeting. If such notice is served by mail, it shall be directed to the latest address, as shown in the records of the Corporation, of the intended recipient. Notice of any meeting of shareholders or any irregularity in any such meeting or in the notice thereof may be waived by any shareholder, the duly appointed proxy of any shareholder, any director or the auditor of the Corporation in any manner that a notice can be given to the Corporation or by any other manner, and any such waiver may be validly given either before or after the meeting to which such waiver relates.
      41. Omission of Notice
      The accidental omission to give notice of any meeting to or the non-receipt of any notice by any person shall not invalidate any resolution passed or any proceeding taken at any meeting of shareholders.

9

      42. Record Date
      The board of directors may, by resolution, fix in advance a date and time as the record date for the determination of the shareholders entitled to receive notice of a meeting of the shareholders and/or to vote at such meeting and/or to receive the financial statements of the Corporation, but such record date shall not precede by more than sixty (60) days or by less than twenty-one (21) days the date on which the meeting is to be held and notice of such record date shall be given not less than seven (7) days before such record date in the manner prescribed in the Act unless waiver in accordance with the Act is obtained.
      If the directors fail to fix in advance a date and time as the record date in respect of all or any of the matters described above for any meeting of the shareholders of the Corporation, the following provisions shall apply, as the case may be:

(a) the record date for the determination of the shareholders entitled to receive notice of a meeting of shareholders shall be at the close of business on the day immediately preceding the day on which notice is given or sent or, if no notice is given, the day on which the meeting is held;

(b) the record date for the determination of the shareholders entitled to vote at a meeting of shareholders shall be the day on which the meeting is held or in accordance with subsection 138(3) of the Act, if so determined by the directors; and

(c) the record date for the determination of the shareholders entitled to receive the financial statements of the Corporation shall be the close of business on the day on which the directors pass the resolution relating thereto.
      43. Participation by communication facilities
      Any person entitled to attend a meeting of shareholders may participate in the meeting by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting if the Corporation makes available such a communication facility. A person participating in a meeting by such means is deemed to be present at that meeting. A meeting of shareholders may be held, in accordance with the Act, entirely by telephonic, electronic or other communication facility if the requirements listed previously are met.
      44. Votes
      Except in the case of a meeting held by telephonic, electronic or other communication means, voting at a meeting of shareholders shall be by show of hands, except where a ballot is demanded by a shareholder entitled to vote at the meeting. A shareholder may demand a ballot either before or immediately after any vote by show of hands.
      Every question submitted to any meeting of shareholders shall be decided in the first instance, unless a ballot is demanded, on a show of hands, and, in case of an equality of votes, the chairman of the meeting shall not, both on a show of hands and on a ballot, have a second or casting vote in addition to the vote or votes to which he may be entitled as a shareholder.
      At any meeting, unless a ballot is demanded, a declaration by the chairman of the meeting that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact without proof of the number or proportion of votes recorded in favour of or against the motion.
      In the absence of the chairman of the board, the president and every vice-president who is a director, the shareholders present entitled to vote shall choose another director as chairman of the meeting, and if no director is present or if all the directors present decline to take the chair, then the shareholders present shall choose one of their number to be chairman of the meeting.
      If at any meeting a ballot is demanded on the election of a chairman or on the question of adjournment or termination, it shall be taken forthwith without adjournment. If a ballot is demanded on any other question or as to the election of directors, it shall be taken in such manner and either at once or later at the meeting or

10

after adjournment as the chairman of the meeting directs. The result of a ballot shall be deemed to be the resolution of the meeting at which the ballot was demanded. A demand for a ballot may be withdrawn.
      Where a person holds shares as a personal representative, such person or his proxy is the person entitled to vote at all meetings of shareholders in respect of the shares so held by him.
      Where a person mortgages or hypothecates his shares, such person or his proxy is the person entitled to vote at all meetings of shareholders in respect of such shares unless, in the instrument creating the mortgage or hypothec, he has expressly empowered the person holding the mortgage or hypothec to vote in respect of such shares, in which case, subject to the articles, such holder or his proxy is the person entitled to vote in respect of the shares.
      Where two (2) or more persons hold the same share or shares jointly, any one (1) of such persons present at a meeting of shareholders has the right, in the absence of the other or others, to vote in respect of such share or shares, but if more than one (1) of such persons are present or represented by proxy and vote, they shall vote together as one (1) on the share or shares jointly held by them.
      Any vote at a meeting held solely by telephonic, electronic or other communication facility, may be exercised entirely by telephonic, electronic or other communication facility in accordance with the Act.
      45. Proxies
      A shareholder, including a shareholder that is a body corporate, entitled to vote at a meeting of shareholders may, by means of a proxy, appoint a proxyholder or one (1) or more alternate proxyholders, who are not required to be shareholders, to attend and act at the meeting in the manner and to the extent authorized by the proxy and with the authority conferred by the proxy.
      An instrument appointing a proxyholder shall be in writing and shall be executed by the shareholder or his attorney authorized in writing or, if the shareholder is a body corporate, either under its seal or by an officer or attorney thereof, duly authorized. A proxy is valid only at the meeting in respect of which it is given or any adjournment thereof.
      Unless the Act requires another form, an instrument appointing a proxyholder may be in the following form:

“The undersigned shareholder of hereby appoints of or failing him, of , as the nominee of the undersigned to attend and act for and on behalf of the undersigned at the meeting of the shareholders of the said Corporation to be held on the day of , , and at any adjournment thereof to the same extent and with the same power as if the undersigned were personally present at the said meeting or such adjournment thereof.

Dated this day of , .

_______________________________________ Signature of Shareholder
NOTE:
      This form of proxy must be signed by a shareholder or his attorney authorized in writing or, if the shareholder is a body corporate, either under its seal or by an officer or attorney thereof duly authorized.”
      The directors may from time to time adopt procedures regarding the deposit of instruments appointing a proxyholder at some place or places other than the place at which a meeting or adjourned meeting of shareholders is to be held and for particulars of such instruments to be sent before the meeting or adjourned meeting to the Corporation or any agent of the Corporation for the purpose of receiving such particulars and providing that instruments appointing a proxyholder so lodged may be voted upon as though the instruments themselves were produced at the meeting or adjourned meeting and votes given in accordance with such regulations shall be valid and shall be counted. The chairman of any meeting of shareholders may, subject to any procedure adopted as aforesaid, in his discretion, accept such a communication as to the authority of anyone claiming to vote on behalf of and to represent a shareholder, notwithstanding that no instrument of

11

proxy conferring such authority has been lodged with the Corporation, and any votes given in accordance with such a communication accepted by the chairman of the meeting shall be valid and shall be counted.
      46. Adjournment
      The chairman of the meeting may, with the consent of the meeting, adjourn any meeting of shareholders from time to time to a fixed time and place. If a meeting of shareholders is adjourned less than thirty (30) days, it is not necessary to give notice of the adjourned meeting other than by announcement at the earliest meeting that is adjourned. If a meeting of shareholders is adjourned by one (1) or more adjournments for an aggregate of thirty (30) days or more, notice of the adjournment meeting shall be given as for an original meeting but, unless the meeting is adjourned by one (1) or more adjournments for an aggregate of more than ninety (90) days, the requirements of subsection 149(1) of the Act relating to mandatory solicitation of proxies do not apply.
      Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat. The persons who formed a quorum at the original meeting are not required to form a quorum at the adjourned meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment. Any business may be brought before or dealt with at any adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling same.
      47. Quorum
      One (1) person present and holding or representing by proxy at least one (1) issued voting share of the Corporation shall be the required quorum for the choice of a chairman of the meeting and for the adjournment of the meeting; for all other purposes, a quorum for any meeting (unless a different number of shareholders and/or a different number of shares are required to be represented by the Act or by the articles or by the by-law) shall be persons present being not less than two (2) in number and holding or representing by proxy at least 50% of the shares entitled to vote at such meeting. If a quorum is present at the opening of a meeting of the shareholders, the shareholders present may proceed with the business of the meeting, notwithstanding that a quorum is not present throughout the meeting. Where the Corporation has only one (1) shareholder or only one (1) holder of any class or series of shares, the shareholder, present in person or by proxy, constitutes a meeting.
SECURITIES
      48. Certificates
      Share certificates (and the form of stock transfer power on the reverse side thereof) shall (subject to compliance with section 49 of the Act) be in such form and be signed by such director(s) or officer(s) as the board of directors may from time to time, by resolution, determine.
      49. Registrar and Transfer Agent
      The board of directors may from time to time, by resolution, appoint or remove one (1) or more registrars and/or branch registrars (which may, but need not be, the same person) to keep the register of security holders and/or one (1) or more transfer agents and/or branch transfer agents (which may, but need not be, the same person) to keep the register of transfer, and (subject to the Act) may provide for the registration of issues and the registration of transfers of the securities of the Corporation in one (1) or more places and such registrars and/or branch registrars and/or transfer agents and/or branch transfer agents shall keep all necessary books and registers of the Corporation for the registration of the issuance and the registration of transfers of the securities of the Corporation for which they are so appointed. All certificates issued after any such appointment representing securities issued by the Corporation shall be countersigned by or on behalf of one of the said registrars and/or branch registrars and/or transfer agents and/or branch transfer agents, as the case may be.
      50. Surrender of Share Certificates
      No transfer of a share issued by the Corporation shall be recorded or registered unless or until the certificate representing the share to be transferred has been surrendered and cancelled or, if no certificate has

12

been issued by the Corporation in respect of such share, unless or until a duly executed share transfer power in respect thereof has been presented for registration.
      51. Defaced, Destroyed, Stolen or Lost Certificates
      If the defacement, destruction or apparent destruction, theft, or other wrongful taking or loss of a share certificate is reported by the owner to the Corporation or to a registrar, branch registrar, transfer agent or branch transfer agent of the Corporation (hereinafter, in this paragraph, called the “Corporation’s transfer agent”) and such owner gives to the Corporation or the Corporation’s transfer agent a written statement verified by oath or statutory declaration as to the defacement, destruction or apparent destruction, theft, or other wrongful taking or loss and the circumstances concerning the same, a request for the issuance of a new certificate to replace the one so defaced, destroyed, wrongfully taken or lost and a bond of a surety company (or other security approved by the board of directors) in such form as is approved by the board of directors or by the chairman of the board, the president, a vice-president, the secretary or the treasurer of the Corporation, indemnifying the Corporation (and the Corporation’s transfer agent, if any), against all loss, damage or expense, which the Corporation and/or the Corporation’s transfer agent may suffer or be liable for by reason of the issuance of a new certificate to such shareholder, a new certificate may be issued in replacement of the one defaced, destroyed or apparently destroyed, stolen or otherwise wrongfully taken or lost, if such issuance is ordered and authorized by any one (1) of the chairman of the board, the president, a vice-president, the secretary or the treasurer of the Corporation or by resolution of the board of directors.
DIVIDENDS
      52. Subject to the relevant provisions of the Act, the board of directors may from time to time, by resolution, declare and the Corporation may pay dividends on its issued shares, subject to the relevant provisions, if any, of the articles.
NOTICES
      53. Method of Giving Notices
      Any notice or document to be given pursuant to the Act, the articles or the by-law to a shareholder or director of the Corporation may be sent (a) by prepaid mail addressed to, or may be delivered personally to, the shareholder at the shareholder’s latest address as shown in the records of the Corporation or its transfer agent or branch transfer agent and the director at the director’s latest address as shown on the records of the Corporation or in the last notice of directors or notice of change of directors filed under the Act, and a notice or document sent in accordance with the foregoing to a shareholder or director of the Corporation shall be deemed to be received by them at the time it would be delivered in the ordinary course of mail unless there are reasonable grounds for believing that the shareholder or director did not receive the notice or document at the time or at all or (b) by electronic means as permitted by, and in accordance with, the Act. The secretary may change or cause to be changed the recorded address of any shareholder, director, officer, auditor or member of a committee of the board, if any, in accordance with any information believed by the secretary to be reliable. The foregoing shall not be construed so as to limit the manner or effect of giving notice by any other means of communication otherwise permitted by law.
      54. Shares registered in more than one (1) name
      All notices or other documents required to be sent to a shareholder by the Act, the articles or the by-law of the Corporation shall, with respect to any shares in the capital of the Corporation registered in more than one name, be given to whichever of such persons is named first in the records of the Corporation or its transfer agent or branch transfer agent and any notice or other document so given shall be sufficient notice of delivery of such documents to all the holders of such shares.
      55. Persons becoming entitled by operation of law
      Every person, who by operation of law, transfer or by any other means whatsoever shall become entitled to any shares in the capital of the Corporation, shall be bound by every notice or other document in respect of such shares which prior to his name and address being entered in the records of the Corporation or its

13

transfer agent or branch transfer agent shall have been duly given to the person or persons from whom he derives his title to such shares.
      56. Deceased Shareholder
      Any notice or other document delivered or sent by post or left at the address of any shareholder as the same appears in the records of the Corporation or its transfer agent or branch transfer agent shall, notwithstanding that such shareholder be then deceased and whether or not the Corporation has notice of his decease, be deemed to have been duly served in respect of the shares held by such shareholder (whether held solely or with other persons) until some other person be entered in his stead in the records of the Corporation or its transfer agent or branch transfer agent as the holder or one of the holders thereof and such service shall, for all purposes, be deemed a sufficient service of such notice or other document on his heirs, executors or administrators and all persons, if any, interested with him in such shares.
      57. Signatures to Notices
      The signature of any director or officer of the Corporation to any notice may be written, stamped, typewritten or printed or partly written, stamped, typewritten or printed or, for the notice given by electronic means, in accordance with section 252.7 of the Act. The foregoing shall not be construed so as to limit the manner or effect of affixing a signature by any other means otherwise permitted by law.
      58. Computation of Time
      Where a given number of days’ notice or notice extending over any period is required to be given under any provisions of the articles or by-law of the Corporation, the day of service or posting of the notice shall, unless it is otherwise provided, be counted in such number of days or other period and such notice shall be deemed to have been given or sent on the day of service or posting.
      59. Proof of Service
      A certificate of any officer of the Corporation in office at the time of the making of the certificate or of a transfer officer of any transfer agent or branch transfer agent of shares of any class of the Corporation as to facts in relation to the mailing or delivery or service of any notice or other documents to any shareholder, director, officer or auditor or publication of any notice or other document, shall be conclusive evidence thereof and shall be binding on every shareholder, director, officer or auditor of the Corporation, as the case may be.
CHEQUES, DRAFTS, NOTES, ETC.
      60. All cheques, drafts or orders for the payment of money and all notes, acceptances and bills of exchange shall be signed by such officer or officers or other person or persons, whether or not officers of the Corporation, and in such manner as the board of directors may from time to time designate by resolution.
CUSTODY OF SECURITIES
      61. All securities, including warrants, owned by the Corporation shall be lodged, in the name of the Corporation, with a chartered bank or a trust company or in a safety deposit box or, if so authorized by resolution of the board of directors, with such other depositaries or in such other manner as may be determined from time to time by the board of directors.
      All securities, including warrants, belonging to the Corporation may be issued and held in the name of a nominee or nominees of the Corporation, and, if issued or held in the names of more than one nominee, shall be held in the names of the nominees jointly with right of survivorship and shall be endorsed in blank with endorsement guaranteed in order to enable transfer thereof to be completed and registration thereof to be effected.
EXECUTION OF CONTRACTS, ETC.
      62. Contracts, documents or instruments in writing requiring the signature of the Corporation may be signed by any director or any officer of the Corporation, or by any person authorized by resolution of the board of directors. All contracts, documents or instruments in writing so signed shall be binding upon the Corporation without any further authorization or formality. The board of directors is authorized from time to

14

time, by resolution, to appoint any officer or officers or any other person or persons on behalf of the Corporation, either to sign contracts, documents or instruments in writing generally or to sign specific contracts, documents or instruments in writing. Where the Corporation has only one (1) director and officer being the same person, that person may sign all such contracts, documents or other written instruments.
      The corporate seal, if any, may, when required, be affixed to contracts, documents or instruments in writing, signed as aforesaid, by an officer or officers, person or persons, appointed as aforesaid by resolution of the board of directors.
      The term “contracts, documents or instruments in writing”, as used in this by-law, shall include deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, immoveable or moveable, agreements, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of shares, warrants, bonds, debentures or other securities and all paper writings or their equivalent on all electronic form.
      In particular, without limiting the generality of the foregoing, any director or any officer of the Corporation, or any person authorized by resolution of the board of directors, is hereby authorized to sell, assign, transfer, exchange, convert or convey all shares, bonds, debentures, rights, warrants or other securities owned by or registered in the name of the Corporation and to sign and execute, under the seal of the Corporation or otherwise, all assignments, transfers, conveyances, powers of attorney and other instruments that may be necessary for the purpose of selling, assigning, transferring, exchanging, converting or conveying or enforcing or exercising any voting rights in respect of any such shares, bonds, debentures, rights, warrants or other securities. Where the Corporation has only one (1) director and officer, being the same person, that person may perform the functions and exercise the powers herein contemplated.
      The signature or signatures of any officer or director of the Corporation and/or of any person or persons appointed as aforesaid by resolution of the board of directors may, if specifically authorized by resolution of the directors, be printed, engraved, lithographed, otherwise mechanically or electronically reproduced or given in any manner permitted by the law, on all contracts, documents or instruments in writing or in an electronic form, or, subject to subsections 49(4) and 49(5) of the Act, on bonds, debentures or other securities of the Corporation executed or issued by or on behalf of the Corporation. All such contracts, documents or instruments in writing or in an electronic form, or bonds, debentures or other securities of the Corporation on which the signatures of any of the foregoing officers, directors or persons shall be so reproduced, by authorization by resolution of the board of directors shall, subject to subsections 49(4) and 49(5) of the Act, be deemed to have been duly signed by such officers and shall be as valid to all intents and purposes as if they had been signed manually and notwithstanding that the officers, directors or persons whose signature or signatures is or are so reproduced may have ceased to hold office at the date of the delivery or issue of such contracts, documents or instruments in writing or in an electronic form or bonds, debentures or other securities of the Corporation.
DECLARATIONS
      63. Any director or any officer of the Corporation, or any person authorized by resolution of the board of directors or any employee authorized by any officer or director of the Corporation, is authorized and empowered to appear and make answer for the Corporation to all writs, orders and interrogatories upon articulated facts issued out of any court and to declare for and on behalf of the Corporation any answer to writs of attachment by way of garnishment in which the Corporation is garnishee, and to make all affidavits and sworn declarations in connection therewith or in connection with any or all judicial proceedings to which the Corporation is a party and to make demands of abandonment or petitions for winding up or bankruptcy orders upon any debtor of the Corporation and to attend and vote at all meetings of creditors of any of the Corporation’s debtors and grant proxies in connection therewith.
FISCAL YEAR
      64. The fiscal period of the Corporation shall terminate on such day in each year as the board of directors may from time to time, by resolution, determine.

15

AMENDMENT AGREEMENT
      AMENDMENT (this “Amendment”), dated as of July 27, 2005, to the Agreement and Plan of Merger and Reorganization (the “Agreement”), dated as of April 18, 2005, among Henry Birks & Sons Inc., a Canadian corporation (“Parent”), Birks Merger Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Mayor’s Jewelers, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Agreement.
WITNESSETH:
      WHEREAS, the parties have entered into the Agreement;
      WHEREAS, pursuant to, and subject to the terms and conditions of, the Agreement, Parent and the Company will enter into a business combination transaction pursuant to which Merger Sub will merge with and into the Company;
      WHEREAS, pursuant to and in accordance with Section 8.04 of the Agreement, the parties wish to amend the Agreement as set forth in this Amendment;
      NOW, THEREFORE, in consideration of the rights and obligations contained herein, and for other good and valuable consideration, the adequacy of which is hereby acknowledged, the parties agree as follows:
      Section 1.     Amendment to Section 7.02 of the Agreement. The following shall be added as paragraph (f) to Section 7.02 of the Agreement:

The Company shall have issued to Joseph A. Keifer, Marco Pasteris and Carlo Coda-Nunziante an aggregate of 125,752 Company Warrants with an exercise price equal to the closing sale price of Company Common Stock on the AMEX on the date of issuance of such Company Warrants.
      Section 2.     Amendment to Section 7.03 of the Agreement. Paragraph 7.03(j)(i) of the Agreement is amended and restated in its entirety to read as follows:

Each Warrant Agreement, dated as of August 20, 2002, between Parent, and/or its assignees, and the Company, shall be amended to delete Sections 7(a), (b), (c) and (d) thereof for no additional consideration to the holder, except as set forth in Section 7.02(f) hereof.
      Section 3.     Amendment to Exhibit 7.03(f)(i) of the Agreement. Exhibit 7.03(f)(i) of the Agreement is amended and restated in its entirety as attached as Exhibit 7.03(f)(i) hereof.
      Section 4.     Amendment to Exhibit 7.03(f)(ii) of the Agreement. Paragraph 47 of Exhibit 7.03(f)(ii) of the Agreement is amended and restated in its entirety to read as follows:

“Quorum

One (1) person present and holding or representing by proxy at least one (1) issued voting share of the Corporation shall be the required quorum for the choice of a chairman of the meeting and for the adjournment of the meeting; for all other purposes, a quorum for any meeting (unless a different number of shareholders and/or a different number of shares are required to be represented by the Act or by the articles or by the by-law) shall be persons present being not less than two (2) in number and holding or representing by proxy at least 50% of the total voting rights attached to the issued and outstanding shares entitled to vote at such meeting. If a quorum is present at the opening of a meeting of the shareholders, the shareholders present may proceed with the business of the meeting, notwithstanding that a quorum is not present throughout the meeting.”
      Section 5.     Entire Agreement. This Amendment constitutes the entire agreement of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties with respect to the subject matter hereof. Except as amended by this Amendment, the Agreement shall continue in full force and effect.
      Section 6.     Severability. If any term or other provision of this Amendment is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Amendment shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Amendment is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Amendment so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated by this Amendment are consummated as originally contemplated to the greatest extent possible.
      Section 7.     Counterparts. This Amendment may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.
      Section 8.     Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware applicable to contracts executed in and to be performed in that State.
      IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

HENRY BIRKS & SONS INC.

By:	/s/ Thomas A. Andruskevich

Name: Thomas A. Andruskevich
Title: President & Chief Executive Officer

BIRKS MERGER CORPORATION

By:	/s/ Thomas A. Andruskevich

Name: Thomas A. Andruskevich
Title: President

MAYOR’S JEWELERS, INC.

By:	/s/ Marc Weinstein

Name: Marc Weinstein
Title: SVP & Chief Administrative Officer

2

EXHIBIT 7.03(f)(i)
CANADA BUSINESS
CORPORATIONS ACT
ARTICLES

1.	Name of the Corporation
           BIRKS & MAYORS INC.

2.	The province or territory in Canada where the registered office is situated
           Province of Quebec

3.	The classes and any maximum number of shares that the Corporation is authorized to issue
           The attached Schedule 1 is forming part hereof.

4.	Restrictions, if any, on share transfers
           None, except as otherwise set forth in Schedule 1.

5.	Number (or minimum and maximum number) of directors
           A minimum of three (3) directors and a maximum of fifteen (15) directors.

6.	Restrictions, if any, on the business the Corporation may carry on
           None.

7.	Other provisions, if any
      (a) Meetings of shareholders of the Corporation may be held at the places in Canada as set out in the by-laws of the Corporation or in the greater metropolitan area of any city having a population of more than 80,000 inhabitants in the United States, in any member-country of the European Union or in Asia.
      (b) A director’s term of office shall be from the date of the meeting at which he is elected or appointed until the first annual meeting next following his election or nomination or, if an election of the board of directors is not held at such meeting or if such meeting does not occur, at the date on which his successor is elected or appointed, or earlier if he dies or resigns, is removed or disqualified, or if his term of office ends for any other reason.
      (c) The directors may appoint one or more directors, who shall hold office for a term expiring no later than the close of the next annual meeting of shareholders, but the total number of directors so appointed may not exceed one-third of the number of directors elected at the previous annual meeting of shareholders.

Exhibit 7.03(f)(i) - 1

Schedule 1

3.	The classes and maximum number of shares that the Corporation is authorized to issue:
           Unlimited number of Class A Voting Shares without nominal or par value;
           Unlimited number of Class B Multiple Voting Shares without nominal or par value; and
           Unlimited number of Preferred Shares without nominal or par value, issuable in series.
           The Class A Voting Shares and the Class B Multiple Voting Shares are sometimes referred to herein collectively as the “Common Shares”. Any capitalized term shall have the meaning assigned to such term in these Articles. Any reference herein to the Act is a reference to the Canada Business Corporations Act as it now exists and as it may be amended from time to time and any reference herein to a section of the Act is a reference to a section of the Act as such section is presently numbered or as it may be renumbered from time to time.

I.	The Class A Voting Shares shall have attached thereto the following rights, privileges, restrictions and conditions:
      (a) Voting. Each Class A Voting Share shall entitle the holder thereof to one (1) vote at all meetings of the shareholders of the Corporation (except meetings at which only holders of another specified class of shares are entitled to vote pursuant to the provisions hereof or pursuant to the provisions of the Act).
      (b) Ranking on Liquidation. In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or other distribution of assets of the Corporation among shareholders for the purpose of winding-up its affairs, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares ranking prior to the Class A Voting Shares or the Class B Multiple Voting Shares, the holders of the Class A Voting Shares and the holders of the Class B Multiple Voting Shares shall be entitled to receive the remaining property of the Corporation. The holders of the Class A Voting Shares and the holders of the Class B Multiple Voting Shares shall rank equally with respect to the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among shareholders for the purpose of winding-up its affairs.
      (c) Dividends and Distributions. In addition to any dividend or distribution declared by the directors of the Corporation in respect of Class A Voting Shares, holders of Class A Voting Shares shall be entitled to receive a dividend or distribution, whether cash, non-cash or some combination thereof, equal (on a per share basis) to any dividend or distribution declared by the directors of the Corporation in respect of the Class B Multiple Voting Shares. Dividends and distributions on Class A Voting Shares shall be payable on the date fixed for payment of the dividend or distribution in respect of Class A Voting Shares or, if applicable, on the date fixed for payment of any dividend or distribution in respect of Class B Multiple Voting Shares.
      (d) Right of Participation in a Sale Transaction.

(i) No holder of Class B Multiple Voting Shares (a “Selling Holder”) shall sell, transfer or otherwise dispose of Class B Multiple Voting Shares if, immediately following such sale, transfer or disposition of Class B Multiple Voting Shares, such Selling Holder and its Affiliates shall control less than a majority of the total voting rights attached to the Common Shares issued and outstanding on the date of such sale, transfer or disposition (a “Sale Transaction”), unless all other holders of Common Shares shall have the right (A) to receive the same consideration (on a per share basis), whether cash, non-cash or some combination thereof, as that to be received by the Selling Holder pursuant to the Sale Transaction and (B) to participate in such Sale Transaction on the same terms as the Selling Holder in all other material respects, including in respect of the conditions to such Sale Transaction. Written notice of any Sale Transaction, which notice shall specify the terms of such Sale Transaction and the right of all holders of Common Shares to participate in such Sale Transaction, shall be provided to the holders of Common Shares by first class mail, at least twenty (20) business days prior to the consummation of such Sale Transaction.

(ii) Any Sale Transaction not in compliance with subsection d(i) above shall be null and void and shall not be registered in the books of the Corporation.

Exhibit 7.03(f)(i) - 2

(iii) Notwithstanding the foregoing, none of the following shall constitute a Sale Transaction: (A) any pledge, mortgage, hypothecation, lien or similar encumbrance, whether by possession or registration, of Class B Multiple Voting Shares which creates a security interest in favor of another person or entity, and (B) any sale, transfer or other disposition of Class B Multiple Voting Shares to Affiliates, Associates or shareholders of the transferor of such Class B Multiple Voting Shares. For purposes of these Articles, an “Affiliate”, when used to indicate a relationship with any person, means a person that directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person. For purposes of these Articles, an “Associate”, when used to indicate a relationship with any person, means (x) any trust or other estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity and (y) a spouse or child of such person.
      (e) Right of Participation in a Business Combination.

(i) The Corporation shall not consummate a Business Combination unless the holders of Class A Voting Shares shall have the right (A) to receive the same consideration (on a per share basis), whether cash, non-cash or some combination thereof, as that to be received by the holders of Class B Multiple Voting Shares in connection with such Business Combination and (B) to participate in such Business Combination on the same terms as the holders of Class B Multiple Voting Shares in all other material respects, including in respect of the conditions to such Business Combination.

(ii) “Business Combination” as used herein shall mean, whether in one or a series of related transactions:

(A) any merger, amalgamation, recapitalization or consolidation involving the Corporation, other than a merger, amalgamation, recapitalization, consolidation or similar transaction with a wholly-owned subsidiary of the Corporation or which is solely for the purpose of continuance of the Corporation as a corporation in another jurisdiction;

(B) any sale, lease, exchange, transfer or other disposition involving 50% or more of the assets of the Corporation and its subsidiaries, on a consolidated basis; or

(C) any agreement, contract or other arrangement having the same purpose or effect as the transactions described in (A) and (B) above.
      (f) Transactions or Actions Requiring Special Approval.

(i) In addition to any other approvals required under the Act or these Articles, prior to consummating a Related Party Transaction, the Corporation shall obtain (A) the consent of the majority of a committee of independent directors of the Corporation and (B) with respect to clauses (x) and (y) of the definition of Related Party Transaction below, the affirmative vote in favor of the approval of the Related Party Transaction by holders of a majority of the Class A Voting Shares (exclusive of Class A Voting Shares held by the Related Person (and its Affiliates and Associates) which is or would be a party to such Related Party Transaction) that cast a vote, in person or by proxy (but not including any vote that is not counted as either an affirmative or negative vote), at the annual or special shareholders meeting at which such Related Party Transaction is considered.

(ii) For purposes of these Articles, (A) “Related Party Transaction” shall mean (x) consummation of a Business Combination with a Related Person; (y) amending, repealing or altering in anyway any provision of these Articles or the By-laws of the Corporation, except for matters not having an adverse effect on the holders of Class A Voting Shares; or (z) the issuance, sale, exchange, transfer or other disposition (in one transaction or a series of related transactions) by the Corporation or any wholly-owned subsidiary of the Corporation of any securities of the Corporation or of such subsidiary to a Related Person (other than pursuant to: an employee or director stock incentive plan or other compensation arrangements approved by the Compensation Committee of the Corporation; an offering made to all holders of Class A Voting Shares; or a public offering); and (B) “Related Person” shall mean any individual, corporation, partnership, group, association or other person or entity that, together with its Affiliates and Associates, beneficially owns Class A Voting Shares and/or Class B Multiple Voting Shares which, in the aggregate, equal twenty percent (20%) or more of the total voting rights

Exhibit 7.03(f)(i) - 3

attached to the Common Shares issued and outstanding at the time the definitive agreement with respect to a Related Party Transaction is executed.

      (g) Subdivision, Consolidation, Reclassification or other Change. No subdivision, consolidation or reclassification of, or other change to, the Class A Voting Shares shall be carried out, either directly or indirectly unless, at the same time, the Class B Multiple Voting Shares are subdivided, consolidated, reclassified or changed in the same manner and on the same basis.
      (h) Equal Status. Except as otherwise expressly provided in these Articles, Class A Voting Shares and Class B Multiple Voting Shares shall have the same rights and privileges and shall rank equally, share ratably and be equal in all respects as to all matters.
      (i) Approval of Issuance. For so long as the outstanding Class B Multiple Voting Shares represent a majority of the total voting rights attached to the Common Shares, the Corporation shall not issue any Class A Voting Shares, or any security convertible into or exercisable or exchangeable for Class A Voting Shares, unless such issuance, or the plan or agreement under which such security is to be issued, has been approved by (i) a majority of the votes cast at a meeting of the holders of Class B Multiple Voting Shares or (ii) unanimous written consent of the holders of Class B Multiple Voting Shares; provided, however, such approval shall not be required for the issuance of:

(A) Class A Voting Shares, options or warrants under any plan or agreement approved by the Corporation prior to June 1, 2005 (including without limitation, pursuant to the Agreement and Plan of Merger and Reorganization, dated as of April 18, 2005 and as thereafter amended, among the Corporation, Birks Merger Corporation and Mayor’s Jewelers, Inc.); or

(B) Class A Voting Shares upon the exercise of an option or warrant issued or to be issued under any plan or agreement approved by the Corporation prior to June 1, 2005; or

(C) Class A Voting Shares upon the conversion of Class B Multiple Voting Shares; or

(D) Class A Voting Shares upon the conversion, exercise or exchange of any security, obligation or other instrument of the Corporation for Class A Voting Shares if the issuance of such security, obligation or other instrument of the Corporation was previously approved pursuant to this paragraph 3.I.(i).

II.	The Class B Multiple Voting Shares shall have attached thereto the following rights, privileges, restrictions and conditions:
      (a) Voting. Each Class B Multiple Voting Share shall entitle the holder thereof to ten (10) votes at all meetings of the shareholders of the Corporation (except meetings at which only holders of another specified class of shares are entitled to vote pursuant to the provisions hereof or pursuant to the provisions of the Act).
      (b) Ranking on Liquidation. In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or other distribution of assets of the Corporation among shareholders for the purpose of winding-up its affairs, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares ranking prior to the Class B Multiple Voting Shares or the Class A Voting Shares, the holders of the Class B Multiple Voting Shares and the holders of the Class A Voting Shares shall be entitled to receive the remaining property of the Corporation. The holders of the Class B Multiple Voting Shares and the holders of the Class A Voting Shares shall rank equally with respect to the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among shareholders for the purpose of winding-up its affairs.
      (c) Dividends and Distributions. In addition to any dividend or distribution declared by the directors in respect of Class B Multiple Voting Shares, holders of Class B Multiple Voting Shares shall be entitled to receive a dividend or distribution, whether cash, non-cash or some combination thereof, equal (on a per share basis) to any dividend or distribution declared by the directors of the Corporation in respect of Class A Voting Shares. Dividends and distributions on Class B Multiple Voting Shares shall be payable on the dated fixed for payment of the dividend or distribution in respect of Class B Multiple Voting Shares or, if applicable, on the date fixed for payment of a dividend or distribution in respect of Class A Voting Shares

Exhibit 7.03(f)(i) - 4

      (d) Conversion by Holder into Class A Voting Shares. Each Class B Multiple Voting Share may at any time and from time to time, at the option of the holder, be converted into one (1) fully paid and non-assessable Class A Voting Share. Such conversion right shall be exercised as follows:

(i) the holder of Class B Multiple Voting Shares shall send to the transfer agent of the Corporation a written notice, accompanied by a certificate or certificates representing the Class B Multiple Voting Shares in respect of which the holder desires to exercise such conversion right. Such notice shall be signed by the holder of the Class B Multiple Voting Shares in respect of which such right is being exercised, or by the duly authorized representative thereof, and shall specify the number of Class B Multiple Voting Shares which such holder desires to have converted. The holder shall also pay any governmental or other tax, if any, imposed in respect of such conversion. The conversion of the Class B Multiple Voting Shares into Class A Voting Shares shall take effect upon receipt by the transfer agent of the Corporation of the conversion notice accompanied by the certificate or certificates representing the Class B Multiple Voting Shares in respect of which the holder desires to exercise such conversion right.

(ii) upon receipt of such notice and certificate or certificates by the transfer agent of the Corporation, the Corporation shall, effective as of the date of such receipt, issue or cause to be issued a certificate or certificates representing Class A Voting Shares into which Class B Multiple Voting Shares are being converted. If less than all of the Class B Multiple Voting Shares represented by any certificate are to be converted, the holder shall be entitled to receive a new certificate representing the Class B Multiple Voting Shares represented by the original certificate which are not to be converted.
      (e) Subdivision, Consolidation, Reclassification or other Change. No subdivision, consolidation or reclassification of, or other change to, the Class B Multiple Voting Shares shall be carried out unless, at the same time, the Class A Voting Shares are subdivided, consolidated, reclassified or changed in the same manner and on the same basis.
      (f) Equal Status. Except as otherwise expressly provided in these Articles, Class B Multiple Voting Shares and Class A Voting Shares shall have the same rights and privileges and shall rank equally, share ratably and be equal in all respects as to all matters.
      (g) Approval of Issuance. For so long as the outstanding Class B Multiple Voting Shares represent a majority of the total voting rights attached to the Common Shares, the Corporation shall not issue any Class B Multiple Voting Shares, or any security convertible into or exercisable or exchangeable for Class B Multiple Voting Shares, unless such issuance has been approved by (i) a majority of the votes cast at a meeting of the holders of Class B Multiple Voting Shares or (ii) unanimous written consent of the holders of Class B Multiple Voting Shares; provided, however, such approval shall not be required for the issuance of Class B Multiple Voting Shares upon the conversion, exercise or exchange of any security of the Corporation for Class B Multiple Voting Shares if the issuance of such security of the Corporation was previously approved pursuant to this paragraph 3.II.(g).

III.	The Preferred Shares shall have attached thereto, as a class, the following rights, privileges, restrictions and conditions:
      (a) Issuance of Preferred Shares, in Series. The directors of the Corporation may, at any time and from time to time, issue Preferred Shares in one (1) or more series, each series to consist of such number of Preferred Shares as may, before issuance thereof, be determined by the directors.
      (b) Determination of Rights, Privileges, Restrictions, Conditions and Limitations attaching to Series of Preferred Shares. The directors of the Corporation may, subject to the following, from time to time fix, before issuance, the designation, rights, privileges, restrictions, conditions and limitations to attach to the Preferred Shares of each series including, without limiting the generality of the foregoing,

(i) the rate, amount or method of calculation of preferential dividends of the Preferred Shares of such series, if any, whether cumulative or non-cumulative or partially cumulative, and whether such rate, amount or method of calculation shall be subject to change or adjustment in the future, the currency or currencies of payment, the date or dates and place or places of payment thereof and the date or dates from which such preferential dividends shall accrue; provided, that, the dividends payable with respect to

Exhibit 7.03(f)(i) - 5

any series of Preferred Shares, whether cumulative or non-cumulative or partially cumulative, shall not exceed five (5) percent of the liquidation preference of such series of Preferred Shares;

(ii) the redemption price and terms and conditions of redemption, if any, of the Preferred Shares of such series; provided, that, without the approval by a majority of the votes cast at a meeting of shareholders of the Company duly called, the redemption price shall not exceed the liquidation preference of such shares;

(iii) the rights of retraction, if any, vested in the holders of Preferred Shares of such series, and the prices and the other terms and conditions of any rights of retraction, and whether any additional rights of retraction may be vested in such holders in the future; provided, that, without the approval by a majority of the votes cast at a meeting of shareholders of the Company duly called, the retraction price shall not exceed the liquidation preference of such shares;

(iv) the voting rights, if any, of the Preferred Shares of such series; provided, that, the approval by a majority of the votes cast at a meeting of shareholders of the Corporation duly called shall be required for the issuance of any series of Preferred Shares with voting rights;

(v) the conversion rights and terms and conditions of conversion, if any, of the Preferred Shares of such series; provided, that, the approval by a majority of the votes cast at a meeting of shareholders of the Company duly called shall be required for the issuance of any series of Preferred Shares which are convertible into securities with voting rights;

(vi) any sinking fund, purchase fund or other provisions attaching to the Preferred Shares of such series; and

(vii) any other relative rights, preferences and limitations of the Preferred Shares of such series,

the whole subject to the issuance of a certificate of amendment in respect of articles of amendment in the prescribed form to designate a series of Preferred Shares.
      (c) Cumulative Dividends or Return of Capital not Paid in Full. Pursuant to section 27(2) of the Act, when any cumulative dividends or amounts payable on a return of capital in respect of a series of Preferred Shares are not paid in full, the Preferred Shares of all series shall participate ratably in respect of such dividends including accumulations, if any, in accordance with the sums which would be payable on the Preferred Shares if all such dividends were declared and paid in full, and on any return of capital in accordance with the sums which would be payable on such return of capital if all sums so payable were paid in full.
      (d) Payment of Dividends and Other Preferences. The Preferred Shares shall be entitled to preference over the Class A Voting Shares, the Class B Multiple Voting Shares and any other shares of the Corporation ranking junior to the Preferred Shares with respect to the payment of dividends, and may also be given such other preferences over the Class A Voting Shares, the Class B Multiple Voting Shares and any other shares of the Corporation ranking junior to the Preferred Shares, as may be fixed by the directors of the Corporation, as to the respective series authorized to be issued.
      (e) Procedure for Payment of Dividends. No dividends shall at any time be declared or paid or set apart for payment on any shares of the Corporation ranking junior to the Preferred Shares, unless all dividends up to and including the dividends payable for the last completed period for which such dividends shall be payable on each series of Preferred Shares then issued and outstanding shall have been declared and paid or set apart for payment at the date of such declaration or payment or setting apart for payment on such shares of the Corporation ranking junior to the Preferred Shares, nor shall the Corporation call for redemption or redeem or purchase for cancellation or reduce or otherwise pay off any of the Preferred Shares (less than the total amount then outstanding) or any shares of the Corporation ranking junior to the Preferred Shares, unless all dividends up to and including the dividend payable for the last completed period for which such dividends shall be payable on each series of the Preferred Shares then issued and outstanding shall have been declared and paid or set apart for payment at the date of such call for redemption, purchase, reduction or other payment.

Exhibit 7.03(f)(i) - 6

      (f) Ranking for Payment of Dividends and Liquidation, Dissolution or Winding-up. The Preferred Shares of each series shall rank on a parity with the Preferred Shares of every other series with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation whether voluntary of involuntary.
      (g) Liquidation, Dissolution or Winding-up. In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among shareholders for the purpose of winding-up its affairs, the holders of the Preferred Shares shall, before any amount shall be paid to or any property or assets of the Corporation distributed among the holders of the Class A Voting Shares, the Class B Multiple Voting Shares or any other shares of the Corporation ranking junior to the Preferred Shares, be entitled to receive:

(i) an amount equal to the consideration received by the Corporation upon the issuance of such shares together with, in the case of cumulative Preferred Shares, all unpaid cumulative dividends (which for such purpose shall be calculated as if such cumulative dividends were accruing from day to day for the period from the expiration of the last period for which cumulative dividends have been paid-up to and including the date of distribution) and, in the case of non-cumulative Preferred Shares, all declared and unpaid non-cumulative dividends; and

(ii) if such liquidation, dissolution, winding-up or distribution shall be voluntary, an additional amount equal to the premium, if any, which would have been payable on the redemption of the said Preferred Shares respectively if they had been called for redemption by the Corporation on the date of distribution and, if said Preferred Shares could not be redeemed on such date, then an additional amount equal to the greatest premium, if any, which would have been payable on the redemption of said Preferred Shares respectively.
      (h) Purchase by the Corporation. The Preferred Shares of any series may be purchased for cancellation or made subject to redemption by the Corporation at such times and at such prices and upon such other terms and conditions as may be specified in the rights, privileges, restrictions and conditions attaching to the Preferred Shares of such series as set forth in the articles of amendment relating to such series.
      (i) Amendments. The provisions of this section III may be deleted or varied in whole or in part by a certificate of amendment, but only with the prior approval of the holders of the Preferred Shares, given as hereinafter specified, in addition to any other approval required by the Act (or any other statutory provision of the like or similar effect, from time to time in force). The approval of the holders of the Preferred Shares with respect to any and all matters hereinbefore referred to, may be given by at least two-thirds (2/3) of the votes cast at a meeting of the holders of the Preferred Shares duly called for that purpose and held upon at least twenty-one (21) days notice at which the holders of a majority of the outstanding Preferred Shares are present or represented by proxy. If at any such meeting the holders of a majority of the outstanding Preferred Shares are not present or represented by proxy within thirty (30) minutes after the time appointed for such meeting, then the meeting shall be adjourned to such date being not less than thirty (30) days later and to such time and place as may be determined by the chairman of the meeting and not less than twenty-one (21) days notice shall be given of such adjourned meeting but it shall not be necessary in such notice to specify the purpose for which the meeting was originally called. At such adjourned meeting the holders of Preferred Shares, present or represented by proxy, may transact the business for which the meeting was originally called and a resolution passed thereat by not less than two-thirds (2/3) of the votes cast at such adjourned meeting, shall constitute the authorization of the holders of the Preferred Shares referred to above. The formalities to be observed in respect of the giving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those from time to time prescribed by the by-laws of the Corporation with respect to meetings of shareholders. On every poll taken at every such meeting or adjourned meeting, every holder of Preferred Shares shall be entitled to one (1) vote in respect of each Preferred Share held.

Exhibit 7.03(f)(i) - 7

APPENDIX B
Opinion of Houlihan Lokey Howard & Zukin

1

April 18, 2005
Mayor’s Jewelers, Inc.
14051 N.W. 14th Street
Suite 200
Sunrise, FL 33323
Attention: Special Committee of the Board of Directors/ Board of Directors
Ladies and Gentlemen:
      We understand that Mayor’s Jewelers, Inc. (“Mayor’s” or the “Company”) is considering a business combination transaction (the “Transaction”) with the Company’s majority stockholder, Henry Birks & Sons Inc., a corporation organized under the laws of Canada (“Birks”), pursuant to which (i) each outstanding share of Mayor’s common stock not owned by Birks will be converted into 0.08695 Class A voting shares of Birks (the “Exchange Ratio”) and (ii) the Company would become a wholly-owned subsidiary of Birks. It is our further understanding that, although Birks is currently a private company, in connection with the Transaction, Birks will seek to list its common shares on the American Stock Exchange.
      You have requested our opinion (the “Opinion”) as to the matters set forth below. The Opinion does not address the Company’s underlying business decision to effect the Transaction. We have not been requested to, and did not, solicit third party indications of interest in acquiring all or any part of the Company, nor did we advise you with respect to alternatives to it.
      In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1. Reviewed the Company’s annual reports on Form 10-K for the fiscal years ended March 30, 2002, March 29, 2003 and March 27, 2004, as well as the Form 10-K/ A for the fiscal year ended March 27, 2004; the internally prepared monthly financial statements for (i) April through March of 2002 and 2003, (ii) March through December of 2004, and (iii) January and February 2005; and quarterly reports on Form 10-Q for the quarter and nine months ended December 25, 2004, which the Company’s management has identified as being the most current financial statements available;

2. Reviewed Birks’ audited financial statements for the fiscal years ending March 2002, 2003 and 2004 and internally prepared financial statements for (i) the fiscal years ending March 2002, 2003 and 2004, (ii) the period from March through December 2004 and (iii) January and February 2005;

3. Reviewed monthly CFO reports from both Birks and the Company from the period April 2002 through February 2005;

4. Reviewed the Company’s and Birks’ financial projections for the fiscal year ending March 2005, as well as summary projections for the fiscal years ending March 2006 and 2007;
New York • 245 Park Avenue, 20th Floor • New York, New York 10167 • tel.212.497.4100 • fax.212.661.3070
Los Angeles Chicago San Francisco Washington, D.C. Minneapolis Dallas Atlanta London
Broker/dealer services through Houlihan Lokey Howard & Zukin Capital.   Investment advisory services through Houlihan Lokey Howard & Zukin Financial advisors.

2

5. Reviewed the combined pro forma projected financial statements for Birks giving effect to the Transaction;

6. Reviewed the Fiscal Year 2004-2006 Strategic Plan documents for each of the Company and Birks;

7. Reviewed copies of the Agreement and Plan of Merger and Reorganization draft dated April 14, 2005;

8. Reviewed the proposed post-Transaction Charter and By-Laws of Birks;

9. Reviewed the Form S-4 draft as of April 6, 2005 to be filed with Securities and Exchange Commission;

10. Met with certain members of the senior management of the Company and Birks to discuss the respective operations, financial condition, future prospects and projected operations and performance of Birks and the Company, and met with representatives of Birks’ commercial bankers to discuss certain matters;

11. Visited certain facilities and business offices of the Company and Birks;

12. Reviewed the historical market prices and trading volume for the Company’s publicly traded securities;

13. Reviewed certain other publicly available financial data for certain companies that we deem comparable to the Company, and publicly available prices and premiums paid in other transactions that we considered similar to the Transaction; and

14. Conducted such other studies, analyses and inquiries, as we have deemed appropriate.
      We have relied upon and assumed, without independent verification, that the financial forecasts and projections provided to us have been reasonably prepared and reflect the best currently available estimates of the future financial results and condition of the Company and Birks, and that there have been no material changes in the respective assets, financial condition, business or prospects of the Company or Birks since the date of the most recent financial statements made available to us.
      We have not independently verified the accuracy and completeness of the information supplied to us with respect to the Company and Birks and do not assume any responsibility with respect to it. We have not made any independent appraisal of any of the properties or assets of the Company or Birks. Our opinion is necessarily based on business, economic, market and other conditions as they exist and can be evaluated by us at the date of this letter.
      Based upon the foregoing, and in reliance thereon, it is our opinion that the Exchange Ratio is fair, from a financial point of view, to the stockholders of the Company (other than Birks and its affiliates and associates).
HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC.

3

Who Can Help Answer Your Questions
      If you have more questions about the merger or if you would like copies of any documents or information referred to in the accompanying proxy statement/ prospectus that is not included in or delivered with this document, you may write or call the following persons.
Mayor’s Jewelers, Inc.
14051 N.W. 14th Street
Sunrise, Florida 33323
(954) 846-2701
Attention: Marc Weinstein
Senior Vice President, Chief Administrative Officer and Secretary
or
Georgeson Shareholder Communications Inc.
17 State St. 28th Floor
New York, New York 10004
Banks and Brokers call: (212) 404-9800
All other call Toll-Free: (800) 279-8717
      To ensure timely delivery prior to the Mayor’s special and annual meeting, any request for documents should be received by October 31, 2005.
      Until December 15, 2005, all dealers that effect transactions in Birks Class A voting shares, whether or not participating in the offering of Birks Class A voting shares pursuant to the merger, may be required to deliver a proxy statement/ prospectus.